United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

1. Identification of the people responsible for the content of the form

1.1 - Statement and Identification of People in Charge

Name of the person responsible for the content of the form	Eduardo de Salles Bartolomeo
Position of the person in charge	Chief Executive Officer
Name of the person responsible for the content of the form	Luciano Siani Pires
Position of the person in charge	Chief Investor Relations Officer
The aforementioned officers state that:

a. they reviewed the reference form;

b. all information contained in the form complies with the provisions of CVM Instruction 480, in particular articles 14 to 19;

c. the set of information contained therein is a true, accurate and complete portrait of the economic-financial situation of the issuer and the risks inherent to its activities and the securities issued by it.

STATEMENT OF THE CHIEF EXECUTIVE OFFICER

FOR THE PURPOSES OF ITEM 1.1 OF THE REFERENCE FORM

Eduardo de Salles Bartolomeo, a Brazilian citizen, married, engineer, bearer of Identity Card IFP/RJ no. 053253845, enrolled with the CPF/MF under no. 845.567.307-91, residing and domiciled in the city and state of Rio de Janeiro, with business address at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, in the city and state of Rio de Janeiro, in the capacity of Chief Executive Officer of Vale S.A., a corporation with its principal place of business in the city and state of Rio de Janeiro, at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, enrolled with the CNPJ/MF under no. 33.592.510/0001-54 ("Company”), hereby states that:

a. he reviewed the Company's Reference Form;

b. all information contained in the Reference Form complies with the provisions of the Securities and Exchange Commission Instruction no. 480, of December 7th, 2009, as amended, especially articles 14 to 19; and

c. the set of information contained therein is a true, accurate and complete portrait of the Company's economic-financial situation and the risks inherent to its activities and the securities issued by it.

_____________________________________

Eduardo de Salles Bartolomeo

Chief Executive Officer

STATEMENT OF THE CHIEF FINANCIAL OFFICER AND CHIEF INVESTOR RELATIONS OFFICER

FOR THE PURPOSES OF ITEM 1.1 OF THE REFERENCE FORM

Luciano Siani Pires, a Brazilian citizen, married, mechanical engineer, bearer of Identity Card IFP/RJ no. 07.670.915-3, enrolled with the CPF/MF under no. 013.907.897-56, residing and domiciled in the city and state of Rio de Janeiro, with business address at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, in the city and state of Rio de Janeiro, in the capacity of Chief Financial Officer and Investor Relations Officer of Vale S.A., a corporation with its principal place of business in the city and state of Rio de Janeiro, at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, enrolled with the CNPJ/MF under no. 33.592.510/0001-54 ("Company"), for the purposes of item 1.1 of the Company Reference Form, hereby states that:

a. he reviewed the Company's Reference Form;

b. all information contained in the Reference Form complies with the provisions of the Securities and Exchange Commission Instruction no. 480, of December 7th, 2009, as amended, especially articles 14 to 19; and

c. the set of information contained therein is a true, accurate and complete portrait of the Company's economic-financial situation and the risks inherent to its activities and the securities issued by it.

___________________________________________________

Luciano Siani Pires

Chief Financial Officer and Chief Investor Relations Officer

1.2 - Individual statement of new holder of the position of Chief Executive Officer or Investor Relations Officer duly signed, attesting that:

Item not applicable.

2. Auditors

2.1/2.2 - Identification and Remuneration of Auditors

Do you have an auditor?	YES
CVM Code	2879
Type of auditor	National
Company Name	PricewaterhouseCoopers Auditores Independentes
CPF/CNPJ	61.562.112/0001-20
Contract date for the services	February 15, 2019
End of service provision:	Not applicable.
Description of contracted service

Provision of professional services related to the audit of the financial statements, both for local and international purposes, and work of certification of internal controls (in compliance with Section 404 of the Sarbanes-Oxley Act of 2002) for the financial years of 2019 to 2023, and Review of Quarterly Financial Information (ITR) from the period of March 31st, 2019 to December 31st, 2023.

In addition, the scope of work also encompasses the provision of other audit-related services, such as issue of previously agreed procedural reports in accordance with NBC TSC4400.

Total amount of remuneration for certifying accountant separated by service	The services contracted with the Company's external auditors for the financial year ended December 31st, 2019 for the Company and its subsidiaries were as follows:
		In thousands of Brazilian reais
	Accounting Audit	24,182
	Auditing - Sarbanes Oxley Act	2,304
	Audit Related Services(1)	724
	Total External Audit Services	27,210
	(1) Those services are mostly procured for periods of less than one year.
Reason for substitution	Not applicable.
Reason presented by the auditor in case of disagreement with the issuer's justification	Not applicable.

Name of technician responsible	Period of services provision	CPF	Address
Patricio Marques Roche	As from January 1st, 2019	993.005.407-34	Rua do Russel, 804, 6º e 7º Ed. Manchete – Glória, Rio de Janeiro/RJ, 22210-907 e-mail: patricio.roche@pwc.com Telephone:(21) 3232-6112

Do you have an auditor?	YES
CVM Code	418-9
Type of auditor	National
Company Name	KPMG Auditores Independentes
CPF/CNPJ	57.755.217/0001.29
Contract date for the services	April 30, 2014
End of service provision:	December 31st, 2018
Description of contracted service

Provision of professional services related to the audit of the financial statements, both for local and international purposes, and work of certification of internal controls (in compliance with Section 404 of the Sarbanes-Oxley Act of 2002) for the financial years of 2014 to 2018, and Review of Quarterly Financial Information (ITR) from June 30th, 2014 to September 30, 2018.

In addition, the scope of work also encompassed the provision of other audit-related services, such as issuing previously agreed procedural reports in accordance with NBC TSC4400.

Total amount of remuneration for certifying accountant separated by service	KPMG did not provide services to the Company in the last fiscal year ended December 31, 2019.
Reason for substitution	The replacement of KPMG by PwC aimed to comply with the provisions of art. 31 of CVM Instruction 308/99, which determines the rotation of certifying accountants every five years, and was approved by the current auditors.
Reason presented by the auditor in case of disagreement with the issuer's justification	Not applicable.

Name of technician responsible	Period of services provision	CPF	Address
Manuel Fernandes Rodrigues de Sousa	From April 1st, 2014 to July 25, 2018	783.840.017-15	Rua do Passeio, 38, setor 2, 17º andar – Centro/RJ Edifício Passeio Corporate 20021-290, Rio de Janeiro, RJ E-mail: mfernandes@kpmg.com.br Phone: (21) 2207-9400
Bernardo Moreira Peixoto Neto	From July 26, 2018 to December 31st, 2018	877.721.757-87	Rua do Passeio, 38, setor 2, 17º andar – Centro/RJ Edifício Passeio Corporate 20021-290, Rio de Janeiro, RJ E-mail: bmoreira@kpmg.com.br Phone: (21) 2207-9400

2.3 - Other relevant information

Vale's Board of Directors, at a meeting held on September 27, 2018, approved the hiring of PricewarterhouseCoopers Independent Auditor (“PwC”), to provide financial statement auditing services for a period of five years from the year 2019. The provision of the services started with the review of the quarterly information (“ITRs”) for the first quarter of 2019.

The Company has specific internal procedures for the pre-approval of services contracted with its external auditors, in order to avoid conflict of interest or the loss of objectivity of its independent auditors.

The Company's policy, in relation to independent auditors and in the provision of services not related to external auditing, is based on principles that preserve its independence.

In line with best corporate governance practices, all services provided by our independent auditors are pre-approved by our Fiscal Council and a letter of independence is also obtained from the external auditors.

In addition, the Company clarifies that there are no material transfers of services or resources between the auditors and parties related to the Company, as defined in CVM Deliberation 642/10, which approves Technical Pronouncement CPC 05 (R1).

3. Selected financial information

3.1 - Financial Information - Consolidated

(In Reais)	Fiscal Year (December 31st, 2019)	Fiscal Year (December 31st, 2018)	Fiscal Year (December 31st, 2017)
Net Assets	157,149,000,000.00	173,683,000,000.00	148,106,000,000.00
Total Assets	369,671,000,000.00	341,713,000,000.00	328,097,000,000.00
Net Revenue/Intermediary Revenue Financing/ Premium Insurance Gains	148,640,000,000.00	134,483,000,000.00	108,532,000,000.00
Gross Profit or Loss	64,804,000,000.00	53,282,000,000.00	41,275,000,000.00
Net (Loss) Profit	(6,672,000,000.00)	25,657,000,000.00	17,627,000,000.00
Number of Shares, Former Treasury	5,128,282,469	5,126,258,410	5,197,432,093
Equity Value of Shares (Reais/Unit)	30.643590	33.881050	28.495995
Base Profit or Loss per Share	(1.30)	4.95	3.39
Profit or Loss Diluted per Share	(1.30)	4.95	3.39

3.2 - Non-accounting measurements

a. value of non-accounting measurements

The Company uses Adjusted EBITDA and Adjusted EBIT as non-accounting measurement methods. In 2019, 2018 and 2017, respectively, (i) the adjusted EBITDA from continuing operations was assessed in the amount of R$42,307 million, R$ 61,065 million and R$ 48,992 million, and (ii) the Adjusted EBIT from continuing operations was assessed in the amount of R$27,556 million, R$ 48,825 million, R$ 37,150 million, respectively.

b. reconciliations between the amounts disclosed and the amounts of the audited financial statements

	Fiscal year ended on December 31
(in R$ million)	2019	2018	2017
Net profit (loss) attributable to the Vale’s shareholders	(6,672)	25,657	17,627
Net income (loss) attributable to non-controlling shareholders	(2,025)	117	43
Net income (loss)	(8,697)	25,774	17,670
(+) Taxation on profit	(2,509)	(966)	4,607
(+) Financial results, net	13,446	18,058	9,650
EBIT (LAJIR)	2,240	42,866	31,927
(+) Depreciation, amortization and depletion	14,751	12,240	11,842
EBITDA	16,991	55,106	43,769
Result of interests and other results in associates and joint ventures(1)	2,684	693	277
Dividends received and interest from loans of affiliates and joint ventures(2)	1,870	1,433	1,313
Impairment and write-off of non-current assets(3)	20,762	3,523	1,025
Loss from discontinued operations	-	310	2,608
Adjusted EBITDA of the continued operations	42,307	61,065	48,992
Depreciation, amortization and depletion	(14,751)	(12,240)	(11,842)
Adjusted EBIT (LAJIR) of the continued operations	27,556	48,825	37,150

(1) For the fiscal years ended December 31, 2018 and 2017, this line included dividends received and interest on loans from affiliates and joint ventures, which were presented separately in the fiscal year ended December 31, 2019.

(2) Includes the yield on the financial instrument in the coal segment.

(3) For the year ended December 31st, 2018, this line was described as "special events".

c. reason why the Company understands that such measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

The Company calculated Adjusted EBITDA and Adjusted EBITDA according to CVM Instruction No. 527 of October 04, 2012 (“CVM Instruction 527”).

The Adjusted EBITDA corresponds to the operating profit or loss plus dividends received from investees and interest on loans from associates and joint ventures, excluding (i) depreciation, depletion and amortization and (ii) reduction of impairment and write-off of non-current assets. The Adjusted EBITD presents an approximate measure of the Company's cash generation, since it excludes non-recurring effects and non-cash.

Adjusted EBIT corresponds to Adjusted EBITDA including depreciation, amortization, and depletion, and dividends received and interest from affiliates and joint ventures.

Adjusted EBITDA and Adjusted EBIT are not measurement methods acknowledged by BRGAAP or IFRS. Adjusted EBITDA does not represent the cash flow for the periods presented and should therefore not be considered as an alternative measure for net profit (loss) as an isolated indicator of operating performance or as an alternative to cash flow or as a liquidity source.

The definitions of Adjusted EBITDA and Adjusted EBIT used by Vale may not be compared to Adjusted EBITDA and Adjusted EBIT disclosed by other companies.

3.3 - Events subsequent to the latest financial statements

The Company's Consolidated Financial Statements for the fiscal year ended December 31st, 2019 were approved by the Company's Board of Directors and issued on February 20, 2020.

The Company’s Consolidates Financial Statements, pursuant to the rules provided in the Technical Pronunciation CPC 24, as approved by Deliberation CVM No. 593/09, contain the following subsequent events:

1.	In July 2019, the Company acquired control of Ferrous Resources Limited, a company that currently owns and operates iron ore mines in Minhas Gerais. On February 20, 2020, the Board of Directors decided for the merger of the totally-owned subsidiary Ferrous Resources do Brasil S.A., and submitted to the Shareholders' General Meeting held on April 30, 2020.

Vale Canada Limited ("VCL") and the Canadian tax agency, linked to the Canadian Department of Justice, have executed a settlement on a tax litigation related to the appropriate tax treatment of certain receipts and expenses incurred by VCL in merger transactions and acquisition in 2006. In 2019, the Company recognized a contingent asset in the amount of R$ 685 million (CAD 221 million), which corresponds to the amount due from the income tax refund, including estimated interest. On the date of filing of this Reference Form, the company has already received all of this contingent asset.

3.4 – Income Allocation Policy

Fiscal year ended on December 31
	2019	2018	2017
a. Earnings Retention Rules	Pursuant to Article 37 of the By-laws, the creation of a (i) tax incentive reserve, to be created in accordance with the legislation in force; and of a (ii) investment reserve, must be considered in the proposal for the distribution of profits, in order to ensure the maintenance and development of the main activities that make up the Company's corporate purpose, in an amount not exceeding 50% of net income distributable up to the maximum limit of the Company's capital stock.
a.i Values for Earnings Retentions	The loss of R$ 6,671,445,224.86 for the year was fully absorbed through investment reserves.	Out of the total net income of R$ 25,656,525,836.23 for the year, (i) R$1,282,826,291.81 were allocated to the legal reserve, (ii) R$1,496,628,728.93 to the tax incentive reserve, and (iii) R$15,182,992,215.49 to the investment reserve.	Out of the total net income of R$ 17,627,200,889.00 for the year, (i) R$ 881,360,044.45 were allocated to the legal reserve, (ii) R$ 692,831,841.06 to the tax incentive reserve, and (iii) R$ 11,331,535,765.58 to the investment reserve.
a.ii Percentages in relation to total reported income	Loss for the year 100% absorbed through investment reserve.	Out of the total net income for the year, (i) 5% were allocated to the legal reserve, (ii) 6% to the tax incentive reserve, and (iii) 59% to the investment reserve.	Out of the total net income for the year, (i) 5% were allocated to the legal reserve, (ii) 4% to the tax incentive reserve, and (iii) 64% to the investment reserve.
b. Dividend distribution rules

Pursuant to Article 38 of the By-Laws, at least 25% of the annual net profits, adjusted according to the law, will be used to pay dividends.

In the last three fiscal years, pursuant to Article 5, Paragraph 5, of the By-laws, the holders of preferred shares were entitled to receive dividends to be distributed, as calculated pursuant to Chapter VII of the By-laws, in accordance with the following criterion:

(a) priority in receiving the dividends corresponding to (i) a minimum of 3% of the net equity value of the share, as calculated based on the financial statements drawn up, which served as reference for the payment of dividends, or (ii) 6% calculated over the part of the capital constituted by this class of share, whichever of the two is greater;

(b) the right to share distributed profits, under equal conditions with the common shares, after being assured the latter a dividend equal to the minimum priority established in accordance with item "a" above;

(c) the right to share any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.

Notwithstanding the foregoing, it should be noted that, in 2017, the Company’s Class A preferred shares then issued were converted into common shares. The Company also has 12 special class preferred shares (Golden Shares). For further information, see item 3.9 of this Reference Form.

c. Frequency of dividend distributions	None.	Out of the results for the fiscal year of 2018, R$ 6,801,433,061.10 were paid as interest on the shareholders' equity and R$ 892,645,538.90 by way of dividends, which were paid on September 20, 2018.	Out of the results for the fiscal year of 2017, R$4,721,473,237.91 were paid as interest on the shareholders' equity, which were paid in March 2018.

d. Any restrictions on the distribution of dividends enforced by legislation or special regulation applicable to the issuer, as well as contracts and court, administrative or arbitration decisions.	None.	None.	None.
e. If the issuer has a formally approved income allocation policy, stating the body responsible for approval, date of approval and, if the issuer discloses the policy, sites on the World Wide Web where the document can be consulted.

The compensation policy applicable to the 2019 fiscal year is the compensation policy approved on March 29, 2018 by the Board of Directors, which is available for consultation at the CVM’s website (www.cvm.gov.br) and the Company’s website (www.vale.com). Nevertheless, the validity of this policy is suspended. For further information, see item 3.9 of this Reference Form.

The compensation policy applicable to the 2018 fiscal year is the compensation policy approved on March 29, 2018 by the Board of Directors, which is available for consultation at the CVM’s website (www.cvm.gov.br) and the Company’s website (www.vale.com). Nevertheless, the validity of this policy is suspended. For further information, see item 3.9 of this Reference Form.

The compensation policy applicable to the 2017 fiscal year is the compensation policy approved on April 25th, 2016 by the Company's General Meeting, which is available for consultation at the CVM’s website (www.cvm.gov.br) and the Company’s website www.vale.com).

3.5 - Distribution of dividends and retention of net income

(In Reais)	Fiscal Year of December 31st, 2019	Fiscal Year of December 31st, 2018	Fiscal Year of December 31st, 2017
Adjusted net income	0.00	22,877,070,815.49	16,053,009,003.49
Dividend distributed in relation to adjusted net income	0.00	33.632272	29.410000
Rate of return in relation to the issuer's net assets	0.00	15.056415	11.901611
Total distributed dividend	0.00	7,694,078,600.00	4,721,473,237.91
Retained net income	0.00	17,962,447,236.23	12,905,727,651.09
Date of approval of the retention	04/30/2020	April 30, 2019	April 13, 2018

January 1st, 2019 to December 31st, 2019

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
-	-	-	0.00	-

January 1st, 2018 to December 31st, 2018

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
Common Shares	-	Interest on the Stockholder's Equity	6,801,433,061.10	September 20, 2018
Common Shares	-	Mandatory dividends	892,645,538.90	September 20, 2018

January 1st, 2017 to December 31st, 2017

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
Common Shares		Interest on the Stockholder's Equity	4,721,473,237.91	March 15, 2018

3.6 - Report of dividends as retained earnings or reserves

	Fiscal year ending on December 31st,
Dividends distributed to the account of (in R$ thousand):	2019		2018	2017
Retained Earnings	-		-	-
Realization of Reserves	7,253,260	(1)	-	2,064,505

(1)	On December 19, 2019, the Board of Directors decided on the statement of interest on the stockholder's equity for the calendar-year of 2019, calculated on the basis of the appropriated retained earnings of the balance sheet of September 30, 2019. This decision does not change the Board of Directors' determination to suspend the Shareholders’ Compensation Policy. The allocation of interest on stockholders’ equity will be decided on in due course, which will not occur during the suspension of the Shareholders’ Compensation Policy. For further information, see item 3.9.

3.7 - Level of indebtedness

Financial Year	Sum of current liabilities and non-current liabilities	Type of ratio	Level of indebtedness	Description and reason for using another ratio
December 31st, 2019	R$212,522,000,000.00	Level of indebtedness	0.46	Not applicable.
December 31st, 2019	0	Other ratios	1.24

Gross debt/Adjusted EBITDA. The ratio is based on the US Dollar. Gross debt consists of the sum of “Short-term loans and financing”, “Current installment of long-term loans” and “Long-term loans and financing”. Adjusted EBITDA is calculated as described in item 3.2.b of this annualized Reference Form for the last twelve months - ADJUSTED EBITDA.

The Gross Debt/Adjusted EBITDA ratio indicates the approximate time it would take for a company to pay all debts exclusively using its cash generation.

The Company adopts the Gross Debt/Adjusted EBITDA ratio and the interest coverage ratio of Adjusted EBITDA/Interest expenses. These ratios are widely used by the market (rating agencies and financial institutions) and serve as a benchmark for assessing the Company's financial situation.

December 31st, 2019	0	Other ratios	10.86

Adjusted EBITDA/Interest Expense - This ratio is based on US Dollar. Adjusted EBITDA is calculated as described in item 3.2.b of this Reference Form excluding non-recurring items. Interest expenses comprise the sum of all accrued or capitalized interest, whether paid or not, in a given period, arising from the Company's indebtedness.

The interest coverage ratio (Adjusted EBITDA/Interest expenses) is used to determine the company’s capacity to generate sufficient cash flow to cover its interest expenses.

The Company adopts the Gross Debt/Adjusted EBITDA ratio and the interest coverage ratio of Adjusted EBITDA/Interest expenses. These ratios are widely used by the market (rating agencies and financial institutions) and serve as a benchmark for assessing the Company's financial situation.

3.8 - Obligations according to nature and maturity

Last Accounting Information (December 31st, 2019)
Type of obligation	Type of security	Other security or liens	Less than one year	One to three years	Three to five years	Over five years	Total
Debt securities	Unsecured		2,056,037,119.67	1,148,390,838.13	3,615,512,549.95	24,239,988,143.83	31,059,928,651.58
Loans	Unsecured		2,805,424,143.71	5,348,776,048.20	9,508,877,554.06	3,014,768,975.92	20,677,846,721.89
Loans	Secured		71,101,975.08	816,192,068.90	0.00	0.00	887,294,043.98
Total			4,932,563,238.46	7,313,358,955.23	13,124,390,104.01	27,254,757,119.75	52,625,069,417.45

Note: The information contained in this item refers to the Company's consolidated financial statements. The debt securities field comprises debt securities and transactions in the stock market.

3.9 - Other relevant information

Additional Information relating to Item 3.4

On November 27, 2017, all shares issued by Vale under negotiation at B3 became common, with the exception of 12 special class preferred shares held by the Federal Government. For further information on this issue, see item 15.7 of this Reference Form.

Additional Information on Financial Agreements

Part of the financing agreements entered into by the Company, as well as the outstanding debt securities issued by the Company (for more information on such securities, see item 18 of this Reference Form) contain clauses that determine the early maturity of outstanding installments in case of cross acceleration of another financial agreement entered into with the same counterparty and/or any other financial agreement.

Additional Information on Compensation Policies

At a meeting held on March 29, 2018, the Board of Directors approved a new Shareholders’ Compensation Policy, replacing the previous policy, the content of which is available for consultation at the CVM’s website (www.cvm.gov.br) and the Company’s website (www.vale.com). According to said approved policy:

▪	Shareholders’ compensation will be composed of two semiannual installments, the first in September of the current year and the second in March of the following year, provided that the Board of Directors may declare interest on the stockholder's equity in the month of December of each year for payment in March of the next year. Such amounts will be deducted from the March installment.
▪	The compensation will be 30% of the Adjusted EBITDA minus Current Investment calculated in the first half income statement for the September installment, and the second half income statement for the March installment.
▪	The Board of Directors may resolve on additional compensation by way of distribution of extraordinary dividends.

Suspension of the Shareholders’ Compensation Policy in force

According to a Material Fact disclosed by the Company on January 27, 2019, due to the failure of Dam I of the Córrego do Feijão Mine, in Brumadinho (MG), the Board of Directors, in a special meeting held on January 27, 2019 decided for and approved, among other things, the suspension of the Shareholders’ Compensation Policy and, consequently, the non-payment of dividends and interest on the stockholder's equity, as well as any other resolution on the repurchase of shares of its own issuance.

4. Risk factors

4.1 – Description of risk factors

(a)  Risks relating to the Rupture of the Dam

The rupture of Dam I in Minas Gerais has adversely affected the Company's business, financial condition and reputation, and the overall impact of the dam rupture is still uncertain.

On January 25, 2019, the rupture of Dam I of the Córrego do Feijão Mine, which is part of Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil, and resulting in 270 deaths or presumed deaths, as well as personal, material and environmental damages. For more information, see items 7.9 and 10.3 of this Reference Form. This event has adversely affected and will continue to adversely affect Vale's operations.

•	Liabilities and lawsuits. The Company is a defendant in several lawsuits in which the plaintiffs claim significant amounts for damages and other measures against the Company resulting from the rupture, and other additional lawsuits and investigations may be initiated in the future. These claims may have a material adverse effect on the Company's business and financial condition. For more information, see items 4.3 to 4.7 and 7.9 of this Reference Form.

•	Liquidity. Some assets remain restricted as a result of court orders, and additional assets may be blocked in the future. On December 31, 2019, the value of blocked assets, including values as security, was BRL 5.5 billion.

•	Suspension of operations. After the dam rupture, several operations were suspended, which negatively impacted and may continue to impact the production and cash flows of the Company. As a consequence of these suspensions, it may be necessary to purchase iron ore and iron ore pellets on the market to honor obligations in the Company's existing trading agreements, which may increase its overall costs and adversely affect its business and financial condition. It is even possible that some of these suspended operations will not be resumed.

•	Increase in production costs and capital expenditures. Capital expenditures or adjustments may need to be made in operations that are not affected by the dam rupture to increase production, mitigate the impact in discontinued operations or meet additional safety requirements. Alternative disposal methods may also have to be used to continue operating some of the mines and plants, particularly those that depend on tailings dams. These alternative methods may be more expensive or require significant capital expenditures in mines and plants. As a result, costs are expected to increase, which may have a material adverse effect on the Company's business and financial condition.

•	Increased taxation and other obligations. The Company may be subject to the creation of new or higher taxes or other obligations to finance remediation measures and to compensate for the direct and indirect impacts resulting from the rupture of Dam I. In addition, agreements were entered into with the State of Minas Gerais and some municipalities in order to minimize the socioeconomic effects of the shutdown of some operations.

•	Additional regulation and restrictions on mining operations. Several government authorities have proposed and approved new rules related to the licensing, use and operation of dams in response to the rupture of Dam I. See item 7.5 of this Reference Form for more information. New rules imposing restrictions on mining operations and ancillary activities can be approved. The process of licensing the Company's operations may become longer and subject to further uncertainties. These additional laws and regulations may impose restrictions on operations, require additional capital expenditures, or even require additional operations to be suspended, which may adversely affect the Company’s business.

•	Reserves. Events resulting from the rupture of Dam I, particularly new regulations applicable to the licensing and use of dams and ongoing procedures and investigations, may result in reductions in the Company’s reserves or in the reclassification of reserves classified as probable reserves. The Company continuously reviews the impact of new regulations, procedures and investigations on its reported reserves.

•	Inability to meet additional safety requirements or obtain the required certifications. Dam safety rules are becoming stricter after the rupture of Dam I. In addition, outside experts may be reluctant to attest to the stability and safety of the Company's dams as a result of uncertainties as to the causes of the Dam I rupture and increasing liability risks. If any of the Company's dams are unable to meet safety requirements or if the Company is unable to obtain the required certification for any of its dams, it may suspend operations and evacuate the area, reallocate communities and take other emergency actions. These measures are expensive, and can cause financial and image impacts on the Company.

•	Inability to pay dividends. Reduced cash flows and higher liabilities may adversely affect the Company's ability to pay dividends or make other distributions to its shareholders. Immediately after the dam rupture, Vale's Board of Directors decided the suspension of the Shareholders Remuneration Policy.

•	Greater need for financing. The Company may need to raise funds in the financial markets to meet its existing commitments and possible obligations and capital expenditures associated with the repair of environmental damages. The Company may not be able to get financing at attractive rates.

•	Increase in insurance costs. The Company's insurance cost is expected to increase, and the Company may not be able to obtain insurance for certain risks.

•	Management focus. Since the day the dam’s rupture, the focus of the Company’s senior management and Board of Directors has been on emergency actions and other measures in response to the crisis.

•	Impact on financial performance. The rupture of Dam I is expected to continue to have a significant impact on the Company's financial performance, including reduced revenue due to the suspension of operations, increased spending on assistance and remediation, reduction in the recoverable value of fixed assets, provisions for costs de-characterization, restoration and recovery and provisions for lawsuits.

•	Additional environmental impacts. The additional environmental consequences of the dam rupture are still uncertain. The impact of the rupture of Dam I in the quality of the Paraopeba river water may have affected its use down to the city of Pompéu, including the public water supply for the cities of Pará de Minas and Paraopeba. Heavy rains in the Paraopeba river basin in January 2020 may have increased the impacts in the quality of the Paraopeba river water, and there is no guarantee that interstate rivers will also be impacted, which could lead to additional lawsuits and investigations by federal authorities. To mitigate eventual impacts, in December 2019, Vale completed construction works to guarantee no additional waste flow impact the Paraopeba river and works also considered waste dredging. Eventual failure to implement our de-characterization plan for the Company’s dams and the measures to avoid new accidents may also lead to additional environmental damages in our operations and additional claims, investigations and lawsuits against the Company.

The rupture of a dam or similar structure can cause serious damage, and the de-characterization of upstream dams can be long and expensive.

The Company has several dams and structures similar to Dam I. In addition, it holds interests in companies that own a number of dams or similar structures, including Samarco Mineração S.A. (“Samarco”) and Mineração Rio do Norte S.A. (“MRN”). The rupture of any of these structures could cause loss of lives and serious personal, property and environmental damages, and could have adverse effects on our business and reputation of the Company, as evidenced by the consequences of the rupture of Dam I in Córrego do Feijão. Some of the Company's dams, and some of the dams owned by its investees, such as Samarco and MRN, were built using the "upstream” raising method, which presents specific stability risks.

The recently approved laws and regulations require the Company to de-characterize all of its upstream dams according to a defined schedule. Appropriate measures are still being determined to de-characterize each upstream dam. This process will require significant expenditures, and the process of de-characterization may take a long time. According to the de-characterization plan, the Company estimates that the costs for completing the de-characterization process will be USD 2.6 billion and, although it expects to complete the de-characterization process for all its upstream dams in five years, it may not manage to meet that deadline.

The obligations and possible responsibilities arising from the rupture of a tailings dam owned by Samarco, in Minas Gerais, could adversely affect the Company's business, financial conditions and reputation.

In November 2015, the Fundão tailings dam owned by Samarco collapsed, causing fatalities and environmental damage to the surrounding area. The rupture of Samarco's tailings dam has adversely affected and will continue to affect the Company's business, and the total impact is still uncertain and cannot be estimated. See below the main effects of the dam's rupture on the Company's business.

•	Lawsuits. The Company is involved in a number of lawsuits and investigations related to the rupture of the Fundão tailings dam, and other proceedings and investigations may arise in the future. These lawsuits include class actions brought by investors against the Company and some of its directors and ex-directors in the United States, a criminal proceeding in Brazil, public-interest civil actions filed by Brazilian authorities, and several lawsuits involving claims for significant amounts of damages and reparation measures. Adverse outcomes in such lawsuits may have a negative effect on the Company's liquidity and financial condition. Tax authorities or other Samarco creditors may attempt to recover from the Company the amounts owed by Samarco. For more information on these lawsuits, see items 4.3 to 4.7 of this Reference Form.

•	Obligations of reparation and other commitments. In March 2016, Samarco and its shareholders, Vale and BHP Billiton Brasil Ltda. ("BHPB"), a Brazilian subsidiary of BHP Billiton plc, entered into the Term of Transaction and Adjustment of Conduct ("TTAC") with several government officials, under which Samarco, Vale and BHPB agree to create a foundation (Fundação Renova) to develop and implement long-term recovery and compensation programs. Under the terms of the TTAC, these programs must be revised within three years. In June 2018, Samarco, Vale and BHPB signed a comprehensive agreement with the offices of federal and state prosecutors (Minas Gerais and Espírito Santo), public defenders and attorney-generals, among other parties, in accordance with the preliminary agreements and in order to improve the governance mechanism of the Fundação Renova. The comprehensive agreement established, among other things, a process for potential revisions of the restoration programs provided for in the TTAC, based on the conclusions of the experts hired by Samarco to inform the MPF (Federal Public Prosecutor's Office) over a two-year period. The preliminary agreements contemplate a potential revision of the reparation programs provided for in the TTAC, based on the findings of the experts chosen by MPF. For more information, see items 4.7 and 7.9 of this Reference Form.

The Company and BHPB are financing Fundação Renova and providing funds directly to Samarco in order to preserve its operations. In October 2019, Samarco received the Corrective Operational

License (LOC) for its operating activities in the Germano Complex and Samarco estimates the resumption of activities towards the end of 2020.

•	Risk of further environmental damage. Failure to contain remaining tailings at Samarco's dams may cause further environmental damage, additional impacts on Company's operations, and additional claims, fines and lawsuits against Samarco and the Company. Failure to contain remaining tailings could also affect the feasibility and the schedule for the resumption of Samarco's operations.

•	Other impacts. The Company may face delays in obtaining environmental and other licenses for its tailings dams and other facilities, and Brazilian authorities may impose stricter conditions on the licensing process for its projects and operations. In addition, as one of Samarco's shareholders, the Company's reputation has been negatively affected by the rupture of Samarco's tailings dam.

(a) Risks related to the Company

Lawsuits and investigations that may have a material adverse effect on the Company's business in the event of unfavorable outcomes.

The Company is involved in lawsuits in which the adverse parties sought preliminary injunctions to suspend certain operations or claim substantial amounts. In addition, the Company's executive officers and employees may be subject to criminal investigations and criminal procedures related to allegations of violations of environmental, labor or tax laws, and the Company or its subsidiaries may be subject to criminal investigations and criminal procedures related to allegations of violation of environmental laws.

Defending these legal procedures can be costly and time consuming. The possible consequences of adverse results in some lawsuits include suspension of operations, payment of significant amounts, mobilization of resources from creditors and damage to reputation, which could lead to a material adverse effect on the results of operations or the financial condition of the Company.

Lower cash flows, as a result of the suspension of operations or fall in prices of the Company's products, may adversely affect the Company's credit ratings, as well as the cost and availability of financing.

Suspension of operations or a decline in the prices of the Company's products may adversely affect its future cash flows, credit ratings and its ability to obtain financing at attractive rates. It can also negatively affect its ability to finance its capital investments, including disbursements necessary to remedy and compensate for the damage resulting from the rupture of Dam I, provide the financial guarantees necessary to obtain licenses in certain jurisdictions, pay dividends and meet financial commitments (covenants) in some of its long-term debt instruments.

The Company's projects are subject to risks that may result in an increase in costs or a delay in its implementation.

The Company is investing to maintain and further increase its production capacity and logistics capabilities. Vale reviews on a regular basis the economic feasibility of its projects. As a result of this review, the Company may decide to delay, suspend or interrupt the execution of certain projects. Its projects are also subject to a number of risks that may adversely affect its growth prospects and profitability, including the following:

•	The Company may not be able to get financing at attractive rates.

•	There may be delays or higher-than-estimated costs in obtaining the necessary equipment or services and in implementing new technologies to build and operate a project.

•	Its efforts to develop projects on schedule may be hindered by the lack of infrastructure, including reliable telecommunication and power supply services.

•	Suppliers and contractors may fail to meet their contractual obligations assumed to the Company.

•	The Company may face unexpected weather conditions or other force majeure events.

•	The Company may not be able to get the required permits and licenses to build a project, or it may experience delays or higher-than-estimated costs in obtaining or renewing them.

•	Changes in market conditions or regulations may make a project less profitable than expected at the time the work was started.

•	There may be accidents or incidents during project implementation.

•	It may face shortages of skilled workforce.

Operational problems may materially and adversely affect the Company's business and financial performance.

Ineffective project management and operational flaws might require the Company to suspend or curtail operations, which could generally reduce its productivity. Operational flaws may entail failure of plants and machinery. There may be no assurance that an inefficient project management or other operational problems will not occur. Any damages to the Company's projects or delays in its operations caused by ineffective project management or operational flaws may materially and adversely affect its business and operating results. The Company's business is subject to a number of operational risks that may adversely affect the results of its operations, such as:

•	Unexpected weather conditions or other force majeure events.

•	Adverse mining conditions delaying or hampering its ability to produce the expected quantity of minerals and to meet specifications required by customers, which can trigger price adjustments.

•	Accidents or incidents involving its mines and related infrastructure, such as dams, plants, railroads, railway bridges, ports and ships.

•	The Company may experience delays or interruptions in the transportation of its products, including in railroads, ports and ships.

•	Tropical diseases, HIV/AIDS, viral outbreaks, such as the coronavirus, and other contagious diseases in regions where some of its operations or projects are located, posing health and safety risks to its employees.

•	Employment disputes that may eventually disrupt its operations.

•	Changes in market conditions or regulations may affect the economic prospects of an operation and make it inconsistent with the Company's business strategy.

•	Failure to get the required permits and licenses renewed, or delays or higher-than-expected costs to get them.

•	Disruptions to or unavailability of crucial information technology systems and services resulting from accidents or wilful misconduct.

The Company's business may be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

The Company has some critical assets and infrastructure to produce and transport its products to customers. These critical assets include mines, industrial facilities, ports, railways, roads and bridges. The failure or unavailability of any critical asset, whether resulting from natural events or operational problems, may have a material adverse effect on its business.

Substantially all the iron ore production in the Northern System is transported from Carajás, in the State of Pará, to the Ponta da Madeira Port, in the State of Maranhão, through the Carajás Railroad (EFC acronym in Portuguese). Any interruption of the EFC or the Ponta da Madeira port may significantly impact the Company's ability to sell its production from the Northern system. Regarding the EFC, there is a particular risk of interruption on the bridge over the Tocantins River, where trains run on a single railway line. At the Ponta da Madeira port, there is a particular risk of interruption in the São Marcos access channel, a deep water channel that provides access to the port. In addition, any failure or interruption of the long-distance conveyor belt (TCLD) used to transport the iron ore production from the S11D mine to the beneficiation plant could negatively impact operations at the S11D mine.

The Company's business may be adversely affected by the failure of its counter-parties, joint venture partners or non-controlling joint ventures to comply with their obligations.

Customers, suppliers, contracted companies, financial institutions, joint venture partners and other counter-parties may fail to perform existing contracts and obligations, which may unfavorably impact the Company's operations and financial results. The ability of Company's suppliers and customers to perform their obligations may be adversely affected in times of financial stress or economic downturn.

Significant parts of Vale's iron ore, pelletizing, nickel, coal, copper, energy and other business segments are operated through joint ventures. This may reduce the Company's level of control, as well as its ability to identify and manage risks. Vale's forecasts and plans for these joint ventures and consortia assume that its partners will fulfill their obligations to make capital transfers, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of its partners fails to fulfill their commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or it might be that the Company has to increase the level of its investment to implement these plans.

Some of the Company's investments are controlled by partners or have a separate and independent management. These investments may not fully comply with the Company's standards, controls and procedures, including health, safety, environment and community standards. Failure by any of its partners or joint ventures to adopt adequate standards, controls and procedures may lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which may adversely affect the Company's results and reputation.

The Company may not have adequate insurance coverage for some business risks.

The Company's business is generally subject to a number of risks and hazards, which could affect persons, assets and the environment. The insurance that Vale maintain against risks that are typical in its business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental damage, damages resulting from the rupture of dams, spilling or leak of hazardous substances and interruption of certain business activities) may not be available at a reasonable cost, or at all. Even when available, the Company may self-insure in cases where it determines that this will bring it a higher cost-benefit ratio. As a result, accidents or other negative events involving its mining, production or transportation facilities may not be covered by insurance and may have a material adverse effect on its operations.

Labor disputes may interrupt the Company's operations from time to time.

A substantial number of the Company's employees, and some of the employees of its subcontractors, are represented by labor unions and are covered by collective labor agreements or collective negotiations, subject to periodic negotiation. Strikes and other labor stoppages in any of its operations may adversely affect the operation of these facilities, the timing of completion and cost of the Company's main projects. For more information on labor relations, see item 14 of this Reference Form.

In addition to it, the Company may be adversely affected by labor stoppages involving third parties who provide it with goods or services.

Higher energy costs or energy shortages can adversely affect the Company's business.

Fuel oil, gas and electricity costs are a significant component of the Company's production cost, accounting for 10.6% of its total cost of goods sold in 2019. In order to fulfill its demand for energy, the Company depends on the following sources: oil byproducts, which accounted for 31% of total energy needs in 2019, electricity (29%), natural gas (15%), coal (16%) and other energy sources (9%).

Electricity costs accounted for 4.0% of its total cost of goods sold in 2019. If the Company is unable to secure reliable access to electricity at acceptable prices, it may be forced to curtail production or may experience higher production costs, either of which would adversely affect its operating results. The Company faces the risk of energy shortages in the countries where it has operations and projects, especially in Brazil, due to lack of infrastructure or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for the Company's operations.

Failures in the Company's information technology systems, operational technology, computer security, and telecommunications may adversely affect the Company's business and reputation.

The Company relies heavily on information technology systems, operational technology and telecommunications for the operation of its various business processes. Failures in these systems, whether caused by obsolescence, technical flaws, negligence, accident or wilful misconduct, may result in the disclosure or theft of confidential information, misappropriation of funds, and interference or interruption in the Company's business operations. The Company may be the target of attempts to get unauthorized access to operational technology and information technology systems through the Internet, including sophisticated and coordinated attempts, often referred to as advanced persistent threats. Disruptions in key information technology, operational technology, computer security, or telecommunications systems, or information security breaches, may damage the Company's reputation and materially adversely affect its operating performance, earnings and financial position.

The Company's reserve estimates may differ materially from the quantities of minerals that the Company can actually recover; the Company's estimates of the mine's life cycle may be inaccurate; stricter regulations and fluctuations in market prices and changes in operating and capital costs may make certain ore reserves not viable for mining.

The reserves reported by the Company are estimated quantities of ore and minerals that the Company has determined can be economically and legally mined and processed under present and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond the Company's control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates the Company's anticipates. Reserve estimates and estimates of the mines' life cycle may require revisions based on production experience, projects, updated exploratory drilling data and other factors. Lower market prices of minerals and metals, stricter regulations, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves economically unfeasible to mine and may result in a reduction of reserves. In addition, the Company's inability to obtain licenses for new operations, support structures or activities, or to renew existing licenses, may cause a reduction in its reserves. Such a reduction may affect depreciation and amortization rates and have an adverse effect on the Company's financial performance. As of the fiscal year ended December 31, 2021, the Company will be required to comply with the new SEC reporting rules on mining activities. Currently, the reported mining reserves are being revised and the Company may need to adjust its reported reserves in order to report in accordance with the new rules.

The Company may not be able to replenish its reserves, which could adversely affect its mining prospects.

The Company engages in mineral exploration, which is highly uncertain in nature, involves many risks and frequently is non-productive. The Company's exploration programs, which involve significant expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If the Company does not develop new reserves, it will not be able to sustain its current level of production beyond the remaining life cycle of its existing mines.

The feasibility of new mineral projects may change over time.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:

•	establish mineral reserves through drilling;

•	determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•	obtain environmental and other licenses;

•	construct mining and processing facilities and infrastructure required for brownfield and greenfield areas; and

•	obtain the ore or extract the minerals from the ore.

If a project proves not to be economically feasible by the time the Company is able to exploit it, it may incur substantial losses and be obliged to write-off its assets. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

The Company faces an increase in extraction costs and investment requirements as reserves are depleted.

Reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to tailings deposits become longer, pits become steeper, mines may move from being open pit to underground, and underground operations become deeper. In addition, for some types of reserves, mineralization grade decreases and hardness increases at greater depths. As a result, over time, the Company typically experiences rising extraction costs per unit with respect to each mine, or it may need to make additional investments, including for adaptation or construction of processing plants and for expansion or construction of tailings dams. Several of the Company's mines have been operating for long periods, and it will likely experience rising extraction costs per unit in the future at these operations in particular.

The Company's governance and compliance processes may fail to prevent violations of legal, accounting or governance rules.

The Company operates in a global setting and its activities extend across countless jurisdictions and across complex regulatory structures with growing inspection activities around the world. The Company's governance and compliance processes, which include review of internal controls over financial statements, may not timely identify or prevent future violations of governance, accounting or legal standards. The Company may be subject to breaches of its Code of Conduct, of anti-corruption policies and of business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by its employees, contractors or other agents. Failure to comply with applicable laws and other standards by the Company may subject it to investigations by the authorities, litigation, fines, loss of its licenses to operate, disgorgement of profits, involuntary dissolution and reputational damage.

It could be difficult for investors to enforce any court order rendered outside Brazil against the Company or any of its associates.

The Company's investors may be located in jurisdictions outside Brazil and could file actions against it or against its directors or executive officers in the Courts of their home jurisdictions. Vale is a Brazilian company, and the majority of its officers and directors are residents of Brazil. The vast majority of the Company's assets and the assets of its officers and directors are likely to be located in jurisdictions other than the home jurisdictions of its foreign investors. It might not be possible for investors outside Brazil to serve process within their home jurisdictions upon the Company or upon its officers or directors who reside outside their jurisdictions. In addition to it, a conclusive foreign judgment may be executed in the Brazilian Courts without a new examination of the merits only if previously ratified by the Superior Court of Justice, and the ratification shall only be granted if the foreign judgment: (a) comply with all the formalities required for its enforceability under the law of the country where it was rendered; (b) has been rendered by a competent court after the due service of process upon defendant, as required by applicable law; (c) is not subject to appeal; (d) does not conflict with a final and unappealable decision rendered by a Brazilian judicial authority; (e) has been certified by a Brazilian consulate in the country where it was rendered or it is duly apostilled in accordance with the Convention on the Elimination of the Requirement to Legalize Foreign Public Documents and accompanied by a sworn translation into Portuguese, unless such procedure has been exempted by an international treaty signed by Brazil; (f) does not cover matters of exclusive competence of the Brazilian Courts; and (g) is not contrary to Brazilian national sovereignty, public policies or good customs. Therefore, investors might not obtain a favorable judgment in legal proceedings against the Company or its directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

(c) Risks related to the Controller or Controlling Group of the Company and Risks related to the Company's shareholders.

The shareholders who sign the Company's Shareholders' Agreement have significant influence over Vale.

On August 14, 2017, Litel Participações S.A. ("Litel"), Bradespar S.A. ("Bradespar"), Mitsui & Co., Ltd. ("Mitsui") and BNDES Participações S.A. (“BNDESPAR”) entered into a shareholders' agreement, which was entered into, on September 9, 2019, by means of a Term of Adhesion, by Litela Participações SA (“Litela” and, together with the others, "Agreement Signatory Shareholders”), by which they undertake to vote jointly on certain key matters ("Shareholders' Agreement"). Such Shareholders' Agreement entered into force on August 14th, 2017 and will remain in effect until November 9th, 2020. On December 31st, 2019, Litel, Litela, Bradespar, Mitsui and BNDESPAR jointly held, approximately, 36% of the Company's total capital stock. As long as they have such a shareholding and no other shareholder or group of shareholders has a higher shareholding, the Agreement Signatory Shareholders may elect a majority of members of the Board of Directors of Vale and control the results of certain shares that require the approval by the shareholders. For a better detailing of the Company's shareholding structure and the current shareholders' agreement, see item 15 of this Reference Form.

The Brazilian Federal Government has certain veto rights.

The Brazilian Federal Government holds 12 golden shares (special class preferred shares) in Vale, which gives it a limited veto power over certain matters involving the Company, such as changes to the corporate name, to the location of its headquarters and to its corporate purpose, regarding mining activities. For a detailed description of the veto power of golden shares, see item 18.1 of this Reference Form.

(d)	Risks related to the Company's subsidiaries

For information on the risks related to the Company's investees, see the Risk Factor described in item (a) above: "The Company's business may be adversely affected by the failure of its counter-parties, joint venture partners or non-controlling joint ventures to comply with their obligations".

(e)	Risks related to the Company's suppliers

For information on risks related to the Company's suppliers, see the Risk Factors described in item (b) above: “Higher energy costs or energy shortages can adversely affect the Company's business" and “The Company's business may be adversely affected by the failure of its counter-parties, joint venture partners or non-controlling joint ventures to comply with their obligations".

(f)	Risks related to the Company's customers

For information on risks related to the Company's customers, see the risk factor described in item (b) above: "The Company's business may be adversely affected by the failure of its counter-parties, joint venture partners or non-controlling joint ventures to comply with their obligations".

(g)	Risks related to the Economic Sectors in which the Company operates

The Company's business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

As a mining company, Vale is a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure, preserve the environment, prevent fatalities and occupational risks and minimize social impacts. Susceptibility to industrial production, together with the need for significant long-term capital investments, are important sources of risk to Vale's financial performance and growth prospects.

It also possible that the Company will not be able to adjust production volume in a timely or cost-effective manner in response to changes in demand. Lower utilization of capacity during periods of weak demand may expose the Company to higher unit production costs, since a significant portion of its cost structure is fixed in the short term due to the capital intensity of mining operations. In addition, efforts to reduce costs in periods of weak demand could be limited by labor regulations or previous collective-bargaining agreements or by agreements with the government. Conversely, during periods of high demand, Vale's ability to rapidly increase production capacity is limited, which could prevent it from meeting demand for its products.

Moreover, there is a possibility that the Company will not be able to complete expansions and new greenfield projects in time to take advantage of rising demand for iron ore, nickel or other products. When demand exceeds its production capacity, the Company may meet excess customer demand by purchasing iron ore, pellets or nickel from joint ventures or from third parties and reselling them, which increase its costs and narrow its operating margins. If Vale is unable to meet excess customer demand in this way, it may lose customers. In addition, operating close to full capacity may expose the Company to higher costs, including demurrage fees due to capacity restraints in its logistics systems.

Adverse economic developments in China may have a negative impact on Vale's revenue, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over the last few years. In 2019, China's demand accounted for 73% of global demand for seaborne iron ore, 56% of global demand for nickel and 51% of global demand for copper. The percentage of the Company's net operating revenue attributable to sales to customers in China was 48.6% in 2019. Therefore, any contraction of China’s economic growth could result in lower demand for products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, would also negatively impact the Company's results. These risks may be intensified in 2020 due to the impact of the COVID-19 pandemic.

(h)	Risks related to the Regulation of Sectors in which the Company operates

Political, economic and social conditions in countries where the Company operates or has projects may have an adverse impact on its businesses.

Vale may have its financial performance negatively affected by regulatory, political, economic and social conditions in the countries where it has significant operations or projects. In many of these jurisdictions, Vale is exposed to various risks, such as political instability, bribery, extortion, corruption, robbery, sabotage, kidnapping, civil war, acts of war, guerrilla activities, piracy on international transport routes, and terrorism.

Such problems may adversely affect the economic conditions and other conditions under which the Company operates in several manners, significantly hindering its business.

Disagreements with local communities may cause a negative impact in its business and reputation.

Legal disputes with communities located where the Company has operations may arise from time to time. Accidents or incidents involving mines, industrial facilities and related infrastructure, such as the rupture of Dam I, can significantly affect the communities where the Company operates. In some instances, the Company's operations and mineral reserves are located on indigenous lands or on nearby lands owned or used by indigenous people or other groups of stakeholders.

Some of the Company's mining and other operations are located on territories whose ownership may be subject to disputes or uncertainties, or in areas intended for agriculture or land reform purposes, which may lead to disagreements with landowners, organized social movements, local communities and the government. In some jurisdictions, the Company may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, in order to mitigate impact on the Company's operations or to obtain access to lands.

Disagreements or disputes with local groups, including indigenous groups, organized social movements, and local communities can lead to delays in obtaining licenses, increases in planned budget, delays or disruptions in operations. These issues may have a negative effect on the Company's reputation or even hinder its ability to work in the reserves and carry out its operations. For more information, see items 4.3 to 4.7 of this Reference Form.

The Company may be adversely affected by changes in public policies or by trends such as resource nationalization, including the imposition of new taxes or royalties on mining activities.

Mining is subject to government regulation, including taxes and royalties, which can have a significant financial impact on the Company's operations. In countries where the Company is present, it is exposed to potential renegotiation, annulment or forced amendment to existing contracts and licenses, expropriation or nationalization of properties, exchange controls, changes to local laws, regulations and policies, and audits and revaluations. The Company is also exposed to new taxes or increase in existing royalties and tax rates, reduction of exemptions and tax benefits, renegotiation of tax stabilization agreements or changes to the tax base in a way that is unfavorable to the Company. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration. The Company also faces the risk of having to submit to the jurisdiction of a foreign court or arbitration tribunal or having to enforce a judgment against a sovereign nation within their own territory. For more information, see item 7.5 of this Reference Form.

The Company is also required to meet domestic beneficiation requirements in certain countries where it operates, such as local processing standards, export duties or restrictions, or charges on crude ores. The imposition or increase in such requirements, taxes or charges can significantly increase the risk profile and the operating costs in those jurisdictions. The Company and the mining industry are subject to rising trends of resource nationalization in certain countries in which it operates that can result in constraints on its operations, increased taxation or even expropriations and nationalizations.

As a supplier of iron ore, nickel and other raw materials to the global steel market, the Company is subject to additional risks arising from the imposition of taxes, export and import control tariffs and other trade barriers, impacting the Company's products and the products the customers produce. Global trade is subject to a growing trend of increased trade barriers, which may exacerbate commodity price volatility, and thus result in price instability in the Company’s products.

Concessions, authorizations, licenses and permits are subject to expiration, limitations on renewal and various other risks and uncertainties.

Vale's operations depend on authorizations and concessions from governmental regulatory agencies in the countries in which it operates. The Company is subject to laws and regulations in many jurisdictions that can change at any time, and such changes in laws and regulations may require modifications to Vale's technologies and operations and result in unanticipated capital expenditures.

Some of Vale's mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mining concessions, it is possible that the Company has to obtain several authorizations, licenses and permits from governmental bodies and regulatory agencies in connection with the planning, maintenance, operation and closure of the Company's mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic revision or renewal. There is no assurance that such renewals will be granted when requested, and there is no assurance that new conditions will not be imposed in connection with the renewal. Fees payable for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If it happens, the costs to keep or renew the mining concessions may render the Company's business purposes unfeasible. Accordingly, the Company needs to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concessions are justified by the results of operations to date, and thus it might elect to let some of its concessions lapse. There may be no guarantee that concessions will be obtained on favorable terms for the Company, or that they will obtained for its intended exploration or mining goals.

In a number of jurisdictions where the Company has exploration projects, it may be required to return to the State a certain portion of the area covered by the exploration permit as a condition to renewing the permit or obtaining a mining concession. This obligation can lead to a substantial loss of part of the mineral deposit originally identified in the Company's feasibility studies. For more information on mining concessions and other similar rights, see "Mining Rights and Regulation of Mining Activities" in item 7.5 of this Reference Form.

(i)	Risks related to the Company's ADS (American Depositary Shares)

If ADR holders exchange the ADSs for underlying shares, they risk losing the ability to remit foreign currency abroad.

The custodian of shares underlying the Company's ADSs maintains a registration with the Central Bank of Brazil, entitling it to qualify foreign institutional investors to buy and sell securities on B3 and to remit U.S. dollars abroad from Brazil for payments of dividends and other distributions relating to the shares underlying the ADSs or upon the disposition of the underlying shares. If the ADR holder exchanges its ADSs for the underlying shares, it shall be entitled to rely on the custodian's registration for only five business days from the date of exchange. Subsequently, an ADR holder may not be able to get and remit foreign currency abroad upon the disposition of, or distribution relating to, the underlying shares, unless it obtains its own registration in accordance with the applicable regulation. Refer to item 18.8 for a better description of Vale’s ADSs. If the ADR holder attempts to obtain its own registration, it may incur expenses or suffer delays in the application process, which could delay the receipt of dividends and other distributions relating to the underlying shares or the return of capital in a timely manner.

The custodian's registration or any registration obtained may be affected by future legislative changes, and additional restrictions applicable to ADR holders, the disposition of the underlying shares or the repatriation of the product from the disposition could be imposed in the future.

ADR holders may not have all the rights of Vale's shareholders and may not be able to exercise preemptive rights related to the shares underlying their ADSs.

ADR holders may not have the same rights that are assigned to the Company's shareholders under Brazilian law or under its by-laws, and the rights of ADR holders may be subject to certain limitations laid down in the deposit agreement or by the intermediary institutions through which ADR holders hold their securities. Moreover, the ability of ADR holders to exercise their preemptive rights is not assured, particularly if the applicable law in the holder's jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case of the United States. The Company is not obligated to extend the offer of preemptive rights to ADR holders, to file a registration statement in the United States, or to make any other registration in any other jurisdiction, relating to preemptive rights, or to undertake steps that may be needed to make exemptions from registration available, and it cannot assure holders that it will file any registration statement or take such steps.

ADR Holders may face difficulties in the exercise of their voting rights.

ADR holders do not have the rights of shareholders. They have only the contractual rights set forth for their benefit under the deposit agreements. ADR holders are not permitted to attend shareholders' meetings, and they may only vote by giving instructions to the depositary. In practice, the ability of a ADR holder to instruct the depositary as to voting will depend on the timing and procedures for giving instructions to the depositary, either directly or through the holder's custody and clearing system. With respect to ADSs for which no instructions are received, the depositary may, being subject to certain limitations, grant a proxy to someone designated by the Company.

The legal protections for holders of the Company's securities differ from one jurisdiction to another and may be inconsistent, unfamiliar or less effective than investors anticipate.

Vale is a global company with securities traded in several different markets and with investors located in countless countries. The legal regime for the protection of investors varies around the world, sometimes in a substantial manner, and investors in the Company’s securities should recognize that the protections and remedies available to them may be different from those used in their home markets. . The Company is subject to securities legislation in several countries, which have different rules, supervision and enforcement practices. The only Corporation Act applicable to the Company is the Brazilian corporation act, with its specific substantive rules and legal procedures. The Company is also subject to corporate governance rules in several jurisdictions where its securities are listed, but, as a foreign private issuer, the Company is not required to follow many of the corporate governance rules that apply to U.S. domestic issuers with securities listed on the New York Stock Exchange, and it is not subject to the U.S. proxy rules.

(j)           Risks related to social and environmental issues

The Company's business is subject to environmental, health and safety incidents.

The Company's operations involve the use, handling, storage, discharge and disposal of hazardous substances in the environment and the use of natural resources, resulting in significant risks and hazards, including fire, explosion, leakage of toxic gases, spillage of polluting substances or other hazardous materials, rockslides, accidents involving dams, failure of other operational structures, as well as activities involving equipment, vehicles or mobile machinery and other potentially fatal incidents and accidents. Incidents may occur due to deficiencies in the identification and assessment of risks or in the implementation of robust risk management and, once these risks materialize, they can result in significant environmental and social impacts, damages or destruction of mines or production facilities, injuries, illness and fatalities, involving employees, service providers or members of the community surrounding the operations, as well as production delays, financial losses and possible civil liability. In addition to the above, employees may be exposed to tropical and contagious diseases capable of affecting their health and safety. Notwithstanding the Company's standards, policies, controls and procedures, its operations remain subject to incidents or accidents that may have a negative effect on its business, shareholders or reputation.

The Company's business may be adversely affected by environmental and health and safety regulations, including regulations pertaining to climate change.

Nearly all aspects of its activities, products and services associated with the Company's capital projects and operations around the world are subject to social, environmental, health and safety regulations, which may expose it to increased liability or increased costs. Such regulations require Vale to have environmental licenses, permits and authorizations for its operations and projects, and to carry out environmental and social impact assessments in order to get approval for its projects and permission for initiating construction and continue operations. Significant changes to existing operations are also subject to these requirements. Difficulties in obtaining or renewing licenses can lead to construction delays, cost increases, and may adversely impact its production volumes. Social, environmental and health and safety regulations also impose standards, procedures and controls on activities relating to mineral exploration, mining, processing, pelletizing activities, railway and marine services, ports, decommissioning, distribution and marketing of its products. Such regulation may give rise to significant costs and liabilities. Litigation regarding these and other related matters may adversely affect the Company's financial condition or otherwise harm its reputation.

Social, environmental and health and safety regulations in many countries in which Vale operates have become stricter in recent years, and it is possible that more regulations or a stricter application of existing regulations may adversely affect it by imposing restrictions on its activities and products, creating new requirements for the issuance or renewal of environmental licenses and work permits, resulting in licensing and operating delays, increasing their costs or requiring the engagement in costly recovery efforts.

In response to the failure of Dam I, other environmental and health and safety laws and regulations have been passed, and others may arise, and authorities may impose stricter conditions in relation to the licensing process for the Company's projects and operations. Moreover, Vale may face stricter requirements and delays in receiving environmental licenses to operate other tailings dams.

National policies and international regulations on climate change can affect many of the Company's business in several countries. Ratification of the Paris Climate Agreement in 2016 increased the international pressure to establish a global carbon price and on companies to adopt carbon pricing strategies. The pricing of greenhouse gas emissions can affect the Company's operating costs, mainly through higher prices for fossil fuels, since mining is an energy intensive industry, as well as the Company's international freight costs. In particular, the consumption of thermal coal, one of the products that the Company sells, is currently facing pressure from international institutions due to its carbon intensity.

Regulatory initiatives at the national and international levels, as evidenced by the International Maritime Organization (IMO) Standard 2020, which prohibits fuel oil with a high sulfur content, as well as the IMO objectives on greenhouse gas reductions in the industry, may affect transportation practices, potentially increasing its costs or requiring the Company to make new capital expenditures. Other regulations, mainly from the European Union and China, may impose additional requirements for their products related to the safety of downstream users.

Natural disasters may cause severe damage to Company's operations and projects in the countries where it operates and may have a negative impact on its sales to countries adversely affected by such disasters.

Natural disasters, such as windstorms, droughts, floods, earthquakes and tsunamis, may have a negative effect on Vale's operations and projects in the countries where it operates, and may cause a contraction in sales to countries affected by, among other factors, power outages and the destruction of industrial facilities and infrastructure. The physical impact of climate change on business remains uncertain, but Vale may experience changes in rainfall patterns, increased temperatures, water shortages, rising sea levels, increased storm frequency and intensity as a result of climate change, which may adversely affect its operations. On some occasions in recent years, the Company has determined that force majeure events have occurred due to effect of severe weather on its mining and logistics activities.

(k)          Risks related to Coronavirus1

Events related to the coronavirus outbreak may have a material adverse impact on the Company's financial conditions or operating results.

In December 2019, an outbreak of a contagious disease, Coronavirus Disease 2019 (COVID-19) began in mainland China and has since spread to several countries. There have been reports of multiple fatalities resulting from the virus in several countries, including Brazil and Canada, where the Company has its main operations. On March 11th, 2020, the World Health Organization (WHO) declared an outbreak pandemic of COVID-19. During March 2020, government authorities in several jurisdictions imposed blockages or other restrictions in order to contain the virus and several companies suspended or reduced operations. The final impact on the global economy and financial markets is still uncertain, but it is expected to be significant.

1 Due to the recent nature of the coronavirus outbreak, this risk factor it not classified in the decreasing order of relevance, since the impacts on Vale are still being evaluated and, at the time of presentations of this Reference Form, were still uncertain.

The outbreak began to advance in regions where the Company's operations are concentrated. Vale reduced the pace in some operations and revised plans for others. The Company may face new restrictions imposed by regulators and authorities, difficulties related to absenteeism of employees that would result in insufficient contingent to operate in some locations, interruption of our supply chain, deterioration in the financial health of its customers, higher costs and expenses associated with the suspension of the work of contractors on non-essential projects, operational difficulties, such as the postponement of the resumption of production capacity due to delays in inspections, assessments and authorizations, among other operational difficulties. The Company may need to adopt additional contingency measures or eventually suspend additional operations, which may have a material adverse impact on its financial conditions or operations.

As a result of this pandemic coronavirus outbreak, commercial activities worldwide, including construction and manufacturing activities that drive demand for iron ore and other metals, have started to decline and are expected to have a significant impact. If the coronavirus outbreak continues and efforts to contain the pandemic, governmental or not, further limit commercial activity or the Company's ability to transport its products to customers in general for an extended period, demand for its products may be adversely affected. These factors may also adversely affect the Company's financial condition or operating results. For further information, see itens 8.4 and 10.3 of this Reference Form.

4.2 - Description of the main market risks

Significant Market Risks Applicable to the Company

Considering the nature of the Company’s business and operations, the main market risk factors that it is exposed to are:

•	price of products and inputs;
•	foreign exchange rates and interest rates.

Price risk of products and inputs

The Company is exposed to market risks related to volatility in the prices of its production inputs and products, as follows:

Global prices for the Company's products are subject to volatility, which may affect negatively its own business.

Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, regional and sectorial factors, levels of supply and demand, the availability and cost of substitutes, inventory levels, technological developments, regulatory issues and foreign trade issues, investments by commodity funds, and actions of participants in the commodity markets. The preservation of low market prices for products sold by the Company may result in the suspension of some of its projects and operations, the reduction of its mineral reserves and the loss of value of its assets, which may adversely affect the cash flows, financial situation and results of operations. The Company expects the price of its products to be subject to additional volatility in the year 2020 due to the impact of the COVID-19 pandemic.

Demand for our iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 78% of the Company’s 2019 net operating revenues, are used to produce carbon steel. Nickel, which accounted for 7.7% of the Company’s 2019 net operating revenues, is used mainly to produce stainless and alloy steels. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these economic cycles in the steel industry affect demand and prices for the Company’s products. In addition, vertical backward integration of the steel and stainless steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry demand could have a negative impact on the Company’s copper business.

The Company is more affected by changes in iron ore prices. For example, a price reduction of USD 1 per dry metric ton unit (“dmt”) in the average iron ore price would have reduced the Company’s operating income for the year ended December 31, 2019 by approximately USD 290 million. Average iron ore prices have changed significantly in the past five years, from USD 55.5 per dmt in 2015, USD 58.5 per dmt in 2016, USD 71.3 per dmt in 2017, USD 69.5 per dmt in 2017, USD 69.5 per dmt in 2018 and USD 93.4 per dmt in 2019, according to the Platts IODEX average (62% Fe CFR China). On March 18, 2020, the average price of Platts IODEX iron ore in the year was USD 90.75 per dmt. For further information on the average prices obtained for the products sold by the Company, refer to item 10.2 of this Reference Form.

For information on the risks related to inputs, see the Risk Factors described in item 4.1(b) above: [“Higher energy costs or energy shortages would adversely affect the Company’s business”].

Exchange risks

The Company's cash flow is subject to the volatility of several currencies, since the prices of its products are predominantly indexed to US Dollar, while a significant part of the costs, expenses and investments are indexed to other currencies, mainly Reais and Canadian Dollars, as highlighted in the risk below.

The Company also has debt instruments and other liabilities denominated in currencies other than US Dollar, mainly in Brazilian Reais and Euros. The Company may use swaps and future transactions to convert to US dollars a portion of the cash outflows of these liabilities.

Changes in the exchange rates of the currencies in which the Company conducts its operations may adversely affect its financial condition and results of operations.

A substantial portion of the Company’s revenues, trade receivables and debt is denominated in U.S. Dollars, and considering that its functional currency is Brazilian Reais, changes in exchange rates may result in (i) losses or gains on its net U.S. dollar-denominated debt and accounts receivable and (ii) market value losses or gains on exchange derivatives used to stabilize its cash flow in U.S. Dollars. In 2019, the Company had net foreign exchange losses of USD 39 million, while it had net foreign exchange gains of USD 2.247 million in 2018 and net foreign exchange losses of USD 467 million in 2017. In addition, the fluctuating values of the Brazilian Reais, the Canadian Dollar, the Australian Dollar, the Euro, the Indonesian Rupiah, the Chinese yuan and other currencies against the U.S. Dollar affects the Company’s results since most of its costs of goods sold are denominated in currencies other than the U.S. Dollar, principally the Real (44% in 2019) and the Canadian Dollar (6% in 2019), while its revenues are mostly U.S. dollar-denominated. Currency fluctuations should continue to affect the Company's financial income, expenses and cash flow generation.

Significant volatility in currency prices may also result in disturbances in foreign exchange markets, which could limit the Company’s ability to transfer or to convert certain currencies into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on its indebtedness. The central banks and governments of the countries in which Vale operates may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

Interest Rate Risk

The Company is also exposed to interest rates on loans and financings. Debts with fluctuating interest rates in US Dollars consist mainly of loans, including export prepayment operations and loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). Floating debts denominated in Reais are indexed mainly to the Interbank Deposit Certificate (CDI), Long Term Interest Rate (TJLP) and the National Consumer Price Index (IPCA), and part of these debts are converted to fixed interest rates in US Dollars through swap operations.

On December 31, 2019, 71.8% of the indebtedness of the Company was denominated in US Dollars (USD), corresponding to BRL 37,767,094,598.60, of which BRL 25,535,319,739.26 at fixed interest and BRL 12,231,774,859.34 linked to Libor. Other 18.9% of the debt was denominated in Reais (BRL), corresponding to BRL 9,919,816,574.15, of which BRL 9,566,234,992.56 related to the DI Rate and TJLP and BRL 353,581,581.59 at fixed interest and others. The remaining 9.3% of debt, corresponding to BRL 4,938,658,183.21 at fixed interest rates, was denominated predominantly in Euros (€).

4.3 - Relevant non-secret legal, administrative or arbitration proceedings

Item 4.3 comprises proceedings considered relevant to the Company's and/or its subsidiaries' businesses as of December 31, 2019. For the relevant proceedings instituted, as applicable, after December 31, 2019, see item 4.7 of this Reference Form.

As at December 31, 2019, the Company was not party to any non-secret arbitration.

Vale is a party to labor, civil, tax and other lawsuits in progress at the administrative and judicial levels. The provisions for losses arising from these actions are estimated and updated by the Company, supported by the opinion of legal advisors.

For the purposes of this item 4.3, they were considered as individually relevant processes, among or those that may significantly impact the Company's equity or business, quantitatively representing a value involved higher than the equivalent of 1% of the Company's Shareholders' Equity, in December 31, 2019. Additionally, without prejudice to the materiality criterion highlighted above, relevant proceedings were also included, in other respects, regardless of the amount involved.

On December 31, 2019, the provision for contingencies arising from administrative and judicial proceedings of a tax, civil, labor and environmental nature recognized in the Company's consolidated financial statements totaled R $ 5.895 billion, and its composition can be summarized as follows:

Provision for litigation (In millions of Brazilian reais)	December 31, 2019
Tax litigation	2.804
Civil litigation	1.213
Labor litigation	1.835
Environmental litigation	43
Total	5.895

(i)	Labor

As of December 31, 2019, the Company and its controlled companies were parties to 15.044legal proceedings of a labor nature, involving the total amount of R$ 19.5 billion. On that same date, the amount of R $ 1.835 billion was provisioned in the Company's consolidated financial statements to cover probable losses. The labor lawsuits brought against the Company relate to matters such as overtime, commuting hours, premium for unhealthy and hazardous work, outsourcing, among others.

The tables below present an individual description of labor proceedings considered relevant to the Company's and/or its subsidiaries' businesses as of December 31, 2019:

1) Case no. 0126600-17.2006.5.03.0012
Court	6th Panel of the Superior Labor Court (TST)
Higher	Instance
Date of filing	Nov 27, 2006
Parties to the proceeding	Labor Prosecution Office of Minas Gerais (“MPT-MG”) (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$18,044,883.86
Main facts

MPT-MG filed on November 27, 2006, a public civil action aimed at preventing the outsourcing of services of (i) operation of machinery and equipment for mining, such as loader, excavator and drill; (ii) monitoring and reading of instruments in waste dams and sterile piles; and (iii) preparation and performance of a fire plan (detonation).

On August 20, 2009, a judgment was rendered (partially granted) ordering Vale to refrain from outsourcing the aforementioned services and, therefore, to conduct such activities through its own employees. The court understood that such services would be the Company's end activities and thus could not be outsourced.

On February 22, 2010, the Regional Labor Court of the 3rd Region ("TRT3") dismissed the appeal filed by Vale and partially granted the MPT-MG appeal, in order to grant the interlocutory relief for immediate enforcement of the judgment.

On May 18, 2010, Vale filed an appeal to the Superior Labor Court (“TST“), sustaining the violation to art. 129, III, of the Federal Constitution and to art. 83 of Complementary Law No. 75/93, as well as jurisprudential divergence regarding the lack of collective interest to authorize the filing of the civil action by the MPT-MG, which would imply its illegitimacy to propose the action, and, consequently, the extinction of the proceedings without judgment of merit (art. 267, I and VI and art. 295, V, of the Code of Civil Procedure). Vale also claimed breach of article 5, paragraphs XXII, LIV and LV, of the Federal Constitution, and article 899 of the Consolidation of Labor Laws (CLT), due to the unreasonable judicial mortgage determined by TRT3 without there being an execution procedure. Finally, Vale claimed breach of items II and XIII of article 5, and sole paragraph of article 170, both of the Federal Constitution, for disrespect to the right to free exercise of the job or legal profession, since the legal qualifications are met, since the activities performed by the service providers are specialized and can be legitimately contracted.

On May 21, 2010, in the action for a provisional remedy filed by Vale, TST granted an injunction request to suspend the interlocutory relief that determined the immediate enforcement of the judgment.

On July 19, 2010, Vale filed an interlocutory appeal with TST due to the denial of the Review Appeal by TRT3.

On March 18, 2015, the Interlocutory Appeal was filed by Vale, determining the consideration of Vale's Review Appeal.

On April 8, 2015, the Review Appeal was found partially favorable to Vale by annulling the decision of the Motion for Clarification issued by TRT3.

Despite the above decision, MPT-MG understands there is a fine for alleged noncompliance with the decision, and, as a precaution, Vale calculated the amounts sought by the Prosecution Office (approximately R$7.6 million) which would be added to the original requests of the case and classified with chance of remote loss. Due to the aforementioned questioning by MPT-MG, the amount involved in the case was reassessed in order to consider the new MPT-MG’s allegations regarding noncompliance with the court decision. Accordingly, the amount of the claim was revalued from R$ 856,000 on December 31, 2014 to R$ 12.8 million on December 31, 2015, although Vale does not agree with the determination of noncompliance and the application of the fine.

The documents returned to TRT3, for a new judgment of the Motion for Clarification. Upon delay of the Motion for Clarification, a new Review Appeal was filed and, in view of its denial, an Interlocutory Appeal was filed, which is pending before the TST and was assigned to the 6th Panel.

In March 2018, Vale filed a petition before the TST requesting that the Court recognize that the action became moot, as Laws 13,429/17 and 13,467/17 authorize the outsourcing of the end activity. Subsequently, in the event of non-acceptance of this request, the Rapporteur of the appeal was requested to limit the adverse judgment until November 2017, when the mentioned law came into force.

In September 2018, the lawsuit was dismissed because it depends on the STF's judgment on the “outsourcing” matter.

Chances of loss	1.90% of the total updated order was classified as Likely Loss, the remaining amount being classified as Remote Loss.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In case the court holds the unfavorable decision, Vale will be obliged, in the region of Minas Gerais, to refrain from outsourcing the aforementioned services, and conduct such activities, therefore, through its own employees; and to cause the termination of outsourcing agreements that have such services as purpose. However, with the adoption of labor reform and consequent legal permission to outsource end activities, there is the possibility of the recognition of mootness of the action or, also, limitation of the adverse judgment until adoption of the new legislation.
Notes	Not applicable.

2) Case no. 0292800-44.2009.5.08.0117
Court	2nd Labor Court of Marabá - PA
Higher	Trial Court
Date of filing	Dec 10, 2009
Parties to the proceeding	Vale S.A. (defendant) and Labor Prosecution Office of Pará (“MPT – PA”) (plaintiff)
Amounts, goods or rights involved	R$ 2,331,321.23 (by 12/31/2019)
Main facts

In 2009, after a fatal accident with the Company’s employee, MPT-PA filed a Public Civil Action petitioning for occupational safety and health measures, and in the end requested that the company be ordered to pay the amount of R$1 million, as collective mental distress damages, in addition to a fine of R$50,000 per unfulfilled obligation. Subsequently, the MPT-PA amended the statement of claims to require that the mental distress damages be increased to R$10 million.

On June 11, 2015 a judgment was issued by the court of Marabá who ordered the Company to pay collective mental distress damages in the amount of R$44.1 million, that is, in a much higher amount than required by MPT-PA. It also condemned Vale, extra petita (not required in the request made by MPT-PA), to pay R$326.3 million for social dumping, as well as to pay retroactive default interest in the amount of R$310.2 million and a fine of R$7.7 million per fine for malicious prosecution and court costs of R$15.8 million, so that the amount of the adverse judgment totaled R$804.1 million.

On June 16, 2015, an injunction was issued on the Writ of Mandamus filed by Vale before the Regional Labor Court ("TRT"), ordering the reduction of the court costs to R$200.000 so as to assure the right of the Company to file an appeal against the judgment of the Marabá court.

On October 20, 2015, after Vale's Ordinary Appeal, a judgment was issued by the Second Panel of the TRT of the Eighth Region, largely favorable to Vale, determining reversal of the decision issued by the court of Marabá, to reduce the amount of collective mental distress damages to R$1 million and exclude from the adverse judgment the social dumping indemnity and the fine for malicious prosecution granted by the court of Marabá.

Upon this second instance decision the total award was reduced from R$804 million to R$1.1 million.

On October 26, 2015, Vale filed a Motion for Clarification seeking to suppress omission and contradiction of the judgment, due to the lack of challenge to the amount in dispute. Vale reiterated the preliminary argument of defect of the amendment to the complaint claiming that plaintiff could not have increased the amount in controversy more than 10 times without any justification and grounds. However, in August 2016, the Motion for Clarification was denied.

On September 27, 2016, the MPT filed a Review Appeal, which was granted and consequently, contradicted by the Company. The Review Appeal was submitted to the Superior Labor Court (“TST”) on March 16, 2017.

On May 31, 2019, an order was published denying the entertainment of the Appeal filed by the MPT. In the absence of a statement, res judicata took place on August 21, 2019.

With the calculations updated by the Labor Court, Vale deposited the additional amount. Urged, the MPT requested a deadline to check the update, with which it agreed.

On March 6, 2020, the MPT filed a petition in the records suggesting the project to implement infrastructure to reduce social exposure of young people and adolescents in Vila União, in Marabá/PA, with the United Nations Office of Services for Projects - UNOPS being the responsible for carrying out the activities and delivering the products planned under the project and achieving the proposed results.

Chances of loss	Likely loss, since, after judgment in the TST, only collective moral damage, in the amount of R$ 2,331,321.23, was upheld. The difference in the amount (groundless subject matters) involved against the amount of the award is considered to be a remote loss.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	The Company considers the process to be relevant and strategic because of the matter discussed in the suit, and the amount involved, which is linked to health and safety standards.

Notes	Not applicable.

3) Notices of Violation 20.588.905-1 and 20.589.903-0
Administrative Level	Ministry of Labor and Employment (“MTE”)
Instance	2nd Administrative Instance
Date of filing	Feb 12, 2015
Parties to the proceeding	MTE and Vale
Amounts, goods or rights involved	R$560,520.40 (being R$559,759.39 relating to notice 20.588.905-1 and R$761.01 relating to notice 20.589.903-0)
Main facts

In February 2015, the Ministry of Labor and Employment (MTE) supervised the activities of company Ouro Verde Locação e Serviços SA ("Ouro Verde"), which provided services to Vale for the transportation of finished products between Pico Mine (Itabirito-MG) and the railway terminals in Fábrica Mine (Congonhas-MG).

The referred inspection resulted in notices of violation issued by the MTE, related to alleged (i) inadequate hygiene conditions; (ii) violation of safety standards; (iii) excessive working hours; (iv) outsourcing of finished products considered as end activity not subject to outsourcing; and (v) due to all of the aforementioned violations, the MTE filed a notice of violation for practices similar to slave labor.

Although all the practices subject to the notices of violation refer to Ouro Verde, as the outsourcing was considered illegal, all the notices were drawn against Vale.

Vale filed administrative defense before the MTE claiming: (i) that the transportation of products is outsourced; (ii) that there is no direct employment relationship between Vale and the employees of Ouro Verde; (iii) that there was a misunderstanding of the classification of alleged irregularities as “practice similar to slave labor”. The administrative defenses were not granted and Vale appealed to the second administrative instance. In April 2016, decisions were issued denying Vale's appeals.

Once the administrative level had been exhausted, Vale filed an Action for Provisional Remedy (case n. 0010627-83.2016.5.03.0005) in which it obtained an injunction in favor of Vale to suspend the enforceability of the fine. The main action, an Action for Annulment of Notices of Violation was assigned to the same judge presiding over a connected lawsuit on May 27, 2016.

As a result of the notices of violation issued by the MTE, the Labor Prosecution Office ("MPT") commenced Public Civil Inquiry No. 3212.2014.03.000/9-12 to investigate the alleged practice similar to slave labor in the services provided by Ouro Verde, upon Vale having signed with MPT Consent Decree no. 118/2015 ("TAC"), by means of which preventive and corrective measures were agreed to guarantee the labor rights of the employees of the companies that provide services. The commitments undertaken have been properly implemented. For information on said TAC, see item 4.7 of this Reference Form. Due to the fulfillment of the agreed commitments, the Civil Inquiry is provisionally closed.

By adopting a broad interpretation of the law, the Ministry of Labor concluded that the employees had been working under conditions similar to slavery. Upon becoming aware of the findings, the Company promptly remedied the issues and, subsequently, terminated the contract with the transportation company.

However, the Ministry of Labor filed an administrative proceeding against the Company. Vale presented its defense, which was rejected, the subsistence of the records being maintained. Against this decision, an administrative appeal was filed, which was not accepted, and the administrative proceeding was terminated.

In June 2016, Vale commenced a legal proceeding requesting the annulment of administrative notices of violation and that the Ministry of Labor refrain from classifying it as a company involved in practices similar to slavery. For information on such lawsuits, see items 4 and 5 below.

On April 30, 2018, the judgments regarding the annulment actions mentioned in items 4 and 5 et seq. were rendered, through which revoked, among other things, interlocutory relief that prevented the registration of the fines as overdue tax liability.

Against said judgments, the competent appeals were filed. After assessing the appeals filed by Vale S.A., the notice of violation No. 20.588.905-1 was annulled by the TRT of the 3rd region and the outsourcing of the activities provided by the company Ouro Verde Locações e Serviços S.A. was deemed lawful.

With regard to the lawsuit discussing the notice of violation No. 20.589.903-0, Vale S.A.'s appeal was dismissed and the Company remains appealing of the decisions.

Chances of loss	Remote for notice no. 20.588.905-1 and Likely for notice of violation no. 20.589.903-0
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	Low economic value, but relevant due to the impact to image.
Notes	Not applicable.

4) Case no. 0010784-59.2016.5.03.0004
Court	5th Labor Court of Belo Horizonte/MG
Instance	Trial Court
Date of filing	May 27, 2016
Parties to the proceeding	Vale S.A. (Plaintiff) Federal Government (Defendant)
Amounts, goods or rights involved	R$8,401.45
Main facts

The subject matter of this suit is the annulment of notice of violation No. 20.588.905-1, drawn up against Vale by the Ministry of Labor, and based on the understanding of the supervisory authority, that the transportation of ore in the section of Pico/Fábrica road would not be subject to outsourcing, which is why the contracting between the Company and employees of Ouro Verde Locação e Serviços S.A. ("Ouro Verde") would have been illegal.

On May 10, 2016, interlocutory relief was granted in favor of Vale by determining, through a Preliminary Injunction distributed on April 29, 2016, that the Ministry of Labor refrain from promoting the registration of the Notice of Violation in active debt as well as executing it, "before the final decision on the annulment suit that will be filed by the plaintiff" (Vale).

On May 2, 2018, a judgment was issued dismissing the annulment action and repealing the injunction previously granted. Motion for Clarification was filed by Vale on May 9, 2018, to remedy omissions and contradictions, among which the pertinent point to revocation of the guardianship.

The opposing Motion for Clarification has been accepted in part. Subsequently, Vale filed an Ordinary Appeal, and it was provided in December 2018 to render ineffective notice of violation No. 20.588.905-1, considering the legal outsourcing.

At the date of this Reference Form, Vale awaits the judgment of the appeal filed by the Federal Government, forwarded to the TST.

Chances of loss	Remote.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	The maintenance of the understanding of illegality, in principle, would compel the Company to prioritize the transportation of ore, even in the case of a finished product, in the Pico/Fábrica area. The adverse judgment in said lawsuit may cause financial and reputational losses to the Company.
Notes	The subject matter of said lawsuit has correlation with lawsuit 5 below. Thus, see also the description and impacts of lawsuit 5 described below.

5) Case no. 0010787-11.2016.5.03.0005
Court	5th Labor Court of Belo Horizonte/MG
Instance	Trial Court
Date of filing	May 27, 2016
Parties to the proceeding	Vale S.A. (Plaintiff) Federal Government (Defendant)
Amounts, goods or rights involved	R$16,349.23
Main facts	The subject matter of this action is the annulment of notice of violation no. 20.589.903-0 drawn up against Vale by the Ministry of Labor based on the understanding of the supervisory authority that employees of Ouro Verde Locação e Serviços SA ( "Ouro Verde") worked under conditions similar to slavery, subject to exhaustive working hours and degrading working conditions. Due to the understanding maintained by the auditors of the Ministry of Labor regarding the unlawfulness of the outsourcing between the Company and Ouro Verde, the notice of violation related to work similar to slavery was issued against Vale.

On May 10, 2016, interlocutory relief was granted, through a Preliminary Injunction distributed on April 29, 2016, in favor of Vale, determining that the Ministry of Labor refrain from promoting the registration of the Notice of Violation in active debt, as well as before the final decision on the annulment suit filed by the plaintiff (Vale).

On May 2, 2018, the sentence dismissing the suit was published. On May 9, 2018, Vale filed motion for clarification, and it was decided, on May 21, 2018, that the repeal of the interlocutory relief will only take effect after the decision has been res judicata, which has not yet occurred in view of the fact that the deed is in the appeal phase.

Vale filed an Ordinary Appeal on June 6, 2018. In February 2019, despite the fact that the employment relationship between Vale and the employees of Ouro Verde Locações e Serviços S.A. was withdrawn, this fact was once again challenged, which had given rise to Vale's assessment of the degrading conditions of work, the 4th Panel of the Regional Labor Court of MG, through a non-unanimous decision, maintained the notice of violation, denying the Ordinary Appeal.

Vale filed a motion for clarification, which has been deemed groundless. An Appeal was filed against the decision that upheld the aforementioned notice of violation, which was not entertained. An Interlocutory Appeal was filed against the decision that refused to entertain the Appeal, which is pending judgment by the TST.

At the date of this Reference Form, Vale awaits the judgment of the appeal filed by Vale S.A., forwarded to the TST.

Chances of loss	Likely
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	The eventual loss of said proceeding and that described in item 4 above may cause significant financial and reputational losses to the Company, especially as it could cause Vale to be included in the list of slave employers maintained by the Ministry of Labor.
Notes	Not applicable.

6) Case no. 0001698-92.2014.5.03.0179
Court	41st Labor Court of Belo Horizonte/MG
Instance	Higher Instance
Date of filing	May 29, 2014
Parties to the proceeding	Sindicato dos Trabalhadores em Empresas Ferroviarias de Belo Horizonte – STEFBH (Plaintiff) Vale S.A. (Defendant)
Amounts, goods or rights involved	Amount in controversy attributed by the Sindicato (Union) was R$40,000.00. The updated amount in controversy (as of December 31, 2019), to the knowledge of the Company, was R$25,066,661.88.
Main facts

By means of the aforementioned labor claim, Sindicato (Union) indented the following requests to be granted:

(i) individual mental distress damages;

(ii) collective mental distress damages;

(iii) 01 extra daily hour with 50% overtime premium or higher conventional rate for not granting the full intra-day interval;

(iv) payment of overtime premium for the whole period available as hours of commuting, standby and readiness;

(v) union fees;

(vi) mandatory injunction for abstaining from adopting a mono conduction system and to adopt a dual conduction system, to provide appropriate sanitary conditions, to adopt mono conduction with permission to use toilets during journeys or stops, to open stations in the travel sections so that they can be used for meal and satisfaction of physiological needs, all under penalty of fine to be determined by the court;

(vii) interlocutory relief for fulfillment of the obligations to do;

(viii) union fees.

On June 09, 2014, Vale presented its defense initially addressing the Union’s lack of standing to sue, and exclusion of the non-associate substitutes. It argued that the action is barred by the statute of limitations and on the merits it fully challenged all the pleas.

The hearing was scheduled for November 26, 2014. At the hearing the testimony of Vale’s representative and the testimony of the plaintiff’s witness was gathered. The trial date was set for December 5, 2014.

In the judgment, the court dismissed the case in relation to those substituted in case records 0001784-59.2012.5.03.0106 due to the lis alibi pendens of the requests, it rejected the preliminary arguments, declared the prescription of the claims prior to December 09, 2008, and ordered Vale to pay the following portions:

(i) interval between shifts and its reflexes;

(ii) handover time and its reflexes;

(iii) Union fees to the amount of 15% of the net value calculated in settlement of the case;

It arbitrated the judgment of R$ 30,000.00 with costs by Vale in the amount of R$ 600.00.

Vale filed an Ordinary Appeal asking for a review of the decision so that the lack of standing to sue with the union as plaintiff might be recognized and on the merits that the interval between shifts, handover time and union fees might be separated from the judgment.

The Union, as plaintiff, prepared an Ordinary Appeal asking for a revision of the judgment to determine that the defendant operate the locomotives with two drivers; ordering the defendant to pay individual and collective non-pecuniary damages; payment of the deferred portions with the inclusion of the portions yet to be paid.

In the TRT3, the relevance and public interest of the matters contained in the records was recognized and their submission to the Labor Prosecution Office, which manifested itself in favor of partial granting of the Ordinary Appeal filed by the Union, as plaintiff, to order the defendant to adopt the two driver system and compensation for individual and collective non-pecuniary damages.

The judgment rejected the preliminary arguments and on the merits partially granted the Ordinary Appeal filed by Vale to separate the order to pay handover time and its reflexes.

However, the referred to judgment partially granted the Ordinary Appeal filed by the Union, as plaintiff, to add to the judgment:

(i) on one side, to abstain from adopting a single-driver system and to adopt the two-driver system of the locomotives as from the final decision under a penalty of a daily fine of R$2,000.00 for each adversely affected worker found in an irregular situation at each monthly observation of non-compliance;

(ii) compensation for individual non-pecuniary damages to the amount of R$ 10,000.00 for each one substituted;

(iii) compensation for collective non-pecuniary damages to the amount of R$ 500,000.00 reverted to the Workers’ Support Fund (FAT – Fundo de Amparo ao Trabalhador);

(iv) add the portions payable of the obligations of payment of interval overtime, while the situations remain that gave raise to them;

(v) collection of FGTS, specifying that they should consider as a basis for calculation, the interval overtime already increased by the granted reflexes;

It raised the value of the judgment from R$ 30,000.00 to R$ 550,000.00 with consequent procedural costs in the amount of R$ 11,000.00.

The Union, as plaintiff, filed an Appeal to change the judgment with regard to the rejection of the hours of readiness and standby.

Vale filed an Appeal for Review for a change of the judgment for recognition of the lack of standing to sue of the plaintiff Union, nullity of the judgment for lack of jurisdiction, in the measure that it did not examine the thesis addressed in the Ordinary Appeal, as well as the absence of exhaustive or analytical grounds of the judgment, a decision above and beyond the request; and on the merits a review with regard to the granting of interval overtime, an obligation to do or not do relating to the adoption of a two-driver system;

compensation for individual and collective non-pecuniary damages and reduction of the compensatory amount and application of a fine for bad-faith litigation.

The Regional Court of the 3rd Region received the Appeal for Review prepared by the Union, as plaintiff, and denied continuation of the Appeal issued by Vale.

The Interlocutory Appeal filed by Vale was rejected by the TST. The Company filed an extraordinary appeal to the Federal Supreme Court. Awaiting judgment of the appeal on the date of this Reference Form. Case held by the judge under advisement. Provisory Execution dismissed.

Chances of loss	Likely (80%) and Remote (20%)
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The relevance of the case comes about because if the decision of the Regional Court is maintained, Vale, in the territorial area of the STEFBH, will have to implement the two-driver scheme, that is, the drivers must be accompanied by another employee when traveling.

The loss of the referred to case could cause significant financial losses to the Company.

Notes	Not applicable.

7) Case no. 0010261-67.2019.5.03.0028
Court	5th Labor Court of Betim/MG
Instance	Trial Court
Date of filing	March 25, 2019
Parties to the proceeding	Labor Prosecution Office (“MPT”)/Sindicato dos Empregados em Empresas de Asseio/ Sindicato dos Empregados em Empresas de Refeições Coletivas/Public Defender’s Office of the Federal Government/SINDIASSEIO/Sindicato dos Trabalhadores na Indústria da Extração de Ferro e Metais Básicos de Brumadinho e Região/ Sindicato dos Trabalhadores nas Empresas de Produção, Organização e Projetos de Eventos do Estado de Minas Gerais/ SITICOP MG/ FETICOM MG/ SINTRAL MG/ Sindados (Plaintiffs) and Vale S.A. (Defendant)
Amounts, goods or rights involved	R$3,600,000,000.00 (amount in dispute on December 31, 2019)
Main facts

The subject matter of this suit is to provide for the protection of the employment contracts of those who worked in the Feijão mine at the time of the Brumadinho dam rupture, in addition to the pension of dependents of deceased/disappeared employees, payment of collective moral damages and social dumping. The initial hearing was scheduled for May 17, 2019 and later re-scheduled for June 03, 2019.

The amount of R$ 1,600,000,000.00 was blocked in Vale's accounts, due to a judicial order issued in the Interlocutory Relief, case no. 0010080-15.2019.5.03.0142, which preceded the filing of this Public Civil Action.

On July 15, 2019, an agreement was signed between Vale the MPT, with the participation of unions, through which the following indemnity parameters were established for the relatives of workers who were victims of the failure of the B1 Dam: (i) parents, spouses or partners, and children of deceased workers will individually receive R$ 500 thousand for moral damages, and the payment of an additional insurance for work accidents in the amount of R$ 200 thousand, (b) brothers will receive R$ 150 thousand. There will also be the payment of pecuniary damage to the family of dependents, whose minimum value is R$ 800 thousand. The agreement also provides for the benefit of daycare assistance in the amount of R$ 920 per month for children of deceased workers up to 3 years of age, and education aid in the amount of R$ 998 per month for children between 3 and 25 years of age. There is also the granting of a lifetime health plan for spouses or partners and for children up to 25 years of age.

The agreement also provides for stability for own and outsourced workers, stationed at the Córrego do Feijão mine on the day of the failure, and for the survivors who were working at the time of the failure, for a period of 03 years, counted from January 25, 2019, which can be converted into cash. The agreement also provides for the payment of R$ 400.0 million as collective moral damages. Finally, the agreement also determined the release of BRL 1.6 billion initially blocked by Vale.

On August 4, 2019, Vale proved in the records the deposit in court, as a result of the consent decree, in the amount of R$ 400 million as collective moral damage.

On September 26, 2019, a decision was issued, stating that “the termination of the employment relationship is a precondition (necessary precedent) for the exercise of the power to convert provisional stability into cash. With regard to the health plan, the approved agreement guarantees such benefit only to spouses, partners, children and dependents of employees who died or disappeared due to the failure of the B1 dam in Brumadinho (item 4 of the agreement), not reaching surviving employees who exercise the option to convert provisional stability into cash.”, and the request for schedule of a hearing was rejected.

On February 10, 2020, in view of a statement by the MPT, Vale stated in the records elucidating the impossibility of discussing the terms of the ACP agreement, in view of the impossibility of investing against the approved instrument of conciliation, clarifying that any and all pending incident or issue is to be solved in the areas of qualifications.

On March 26, 2020, the judge granted the management committee's request for allocation of the amount of the indemnity for moral damages, so that part of the amount was allocated to combat Covid-19.

Chances of loss	Likely for the collective moral damage object and for the other indemnity installments provided for in the ACP agreement of July 15, 2019, namely: daycare allowance, education aid, moral damages, pecuniary damages, additional insurance for occupational accidents, health plan, stability, psychological/psychiatric assistance. The other subject matters are considered as remote loss.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	The July 15, 2019 agreement ended the ACP cognizance phase. The process is strategic for the Company, since it established, by consensus, the compensation parameters for the relatives of the workers of the victims of the failure of the BI dam.
Notes	Not applicable.

8) Case no. 0010357-31.2019.5.03.0142
Court	5th Labor Court of Betim/MG
Instance	Trial Court
Date of filing	April 10, 2019
Parties to the proceeding	Metabase Brumadinho / SITICOP-MG / SEERC-MG / FETICOM / SINTEPOPE / Rental Companies MG Workers Union / SINDADOS-MG
Amounts, goods or rights involved	R$ 10,000,000,000.00 (amount in dispute on December 31, 2019)
Main facts

The purpose of this action is to pay indemnity to the families of deceased or missing victims in the amount of R $ 10,000,000.00, as well as an indemnity of R $ 1,500,000.00 to rescued survivors and R $ 1,000,000.00 to survivors who they were not at the site, but who had a job or work relationship with Vale. The claim also covers the payment of compensation for material damage to the families of the fatal victims and to the surviving victims. At the end, there is still a claim for indemnity for collective moral damage equivalent to R $ 4,000,000,000.00 and indemnity for social dumping. And, finally, the authors intend that Vale should be obliged to keep workers' jobs, wages and benefits until mining activity is resumed on site and, at least, for a period of 3 years, while the decommissioning lasts, condemning the Company to reinstate employees eventually dismissed after January 25, 2019.

A freezing of R$5,480,000,000.00 was requested in Vale’s accounts, which was rejected because the magistrate did not perceive the existence of risk of harm or risk to the useful outcome of the proceeding.

Initial hearing held, with the presentation of defense and documents by Vale. Hearing for attempted conciliation scheduled for August 19, 2019, postponed to February 17, 2020, when the Judge granted a new deadline for the parties to attempt at a conciliation, and scheduled an evidentiary hearing for March 27, 2020.

On said date, the proceeding was removed from the docket, due to the COVID-19 pandemic.

Subsequently, the Company entered into a partial agreement with SITICOOP, SEERC, SINDIASSEIO, and the Union of Employees in Security and Surveillance Companies. The Judge will designate a videoconference hearing, to examine the partial agreements and check the possibility of conciliation with the other Union Entities.

Chances of loss

Blocking of registration: Remote loss

Constitution of the provision: Remote loss

Individual property damages: Possible loss

Individual mental distress damages: Possible loss

Collective mental distress damages: Remote loss

Social dumping damages: Remote loss

Obligation to abstain from dismissing employees with stability: Possible loss

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The fact in question may cause financial losses to the Company, especially with respect to collective moral damages, in view of the arbitration sought by the union agencies (R$4,000,000,000.00).

In addition, it strengthens the damage to Vale’s reputation, either because it keeps in evidence all the facts that happened in Brumadinho due to the rupture of the dam and its serious repercussions, or because it continuously revolves the situation of the workers that survived the failure of B1 Dam, as well as the workers allocated to Córrego do Feijão Mine.

Notes	Not applicable.

9) Case no. 0010319-76.2019.5.03.0026
Court	5th Labor Court of Betim/MG
Instance	Trial Court
Date of filing	April 05, 2019
Parties to the proceeding	SITRAMONTI-MG - Industrial Assemblies of Minas Gerais Workers Union
Amounts, goods or rights involved	R$500,000.00 (amount in dispute on December 31, 2019)
Main facts

The subject matter of this lawsuit is the payment of compensation for material damages to dependents of deceased / missing employees; indemnity for material damages related to all the benefits provided in ACT/CCT, in a single installment; and, alternatively, in the form of pension. The union also intends the payment of compensation of not less than R$5,000,000.00 for each family group and, finally, the payment of legal fees.

Initial hearing held on July 7, 2019, with the presentation of defense and documents by Vale.

Judgment was handed down, which dismissed the proceeding without resolution on the merits, considering that the lawsuit represented a simulated dispute between the parties, as there is a class action in progress with other unions that address the subject matter of compensation for dependents of missing or deceased employees, and the Plaintiff of this lawsuit does not appear as plaintiff in said class action, and sentenced the parties (plaintiff and defendant) to pay a fine for bad faith litigation, in the amount of R$ 10,000.00 for each.

Vale filed an ordinary appeal, which was dismissed by the TRT. Vale filed an appeal. Currently, the lawsuit awaits an analysis of admissibility of the appeal filed by VALE.

Chances of loss

Maintenance of the employment agreement benefits: Remote loss

Individual property damages: Remote loss

Individual mental distress damages: Remote loss

Attorney’s fees: Remote loss

Fine for malicious prosecution: Likely loss

Obligation to do, consisting in the disclosure of documents: Remote loss

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In addition, it increases the damage to Vale’s reputation.
Notes	Not applicable.

10) Cases no. 0000356-94.2019.5.08.0126 and 0000361-07.2019.5.08.0130
Court	2nd Labor Court of Parauapebas – PA

Instance	Trial Court
Date of filing	Jul 16, 2019 and Jul 19, 2019 - respectively
Parties to the proceeding	Vale S.A. (defendant) and Labor Prosecution Office of Pará (“MPT – PA”) (plaintiff)
Amounts, goods or rights involved	R$ 134,483,000.00 and R$ 134,483,000.00 – respectively.
Main facts

On June 16 and 19, 2019, the MPT-PA filed a Public-Interest Civil Action against Vale S.A., claiming several obligations and collective moral damage due to the Water Catchment Dams and Tailings Ponds, located in the Igarapé Bahia Mine - Parauapebas/PA. These obligations would be: (i) immediate declaration of the emergency of both dams; (ii) preparation of an independent technical audit report on the possibility of carrying out emergency activities remotely; (iii) implementing remote correction mechanisms and all necessary safety measures described in the report in favor of protecting direct and indirect workers; (iv) performing a special safety inspection prepared by a multidisciplinary team of experts, hired and paid for by Vale; (v) preparing PSB and PAE/PAEBM for the aforementioned dams, containing specifications for the effective protection of workers' safety in the event of failure; (vi) implementing the entire PAE/PAEBM of these dams in the entire area, which could be affected by failure or serious misfortune, and carrying out capacity building and training of workers exposed to risk; (vii) hire a certifying accountant firm to review and certify the full compliance of the PSB and PAE/PAEBM; (viii) submitting monthly reports in court, signed by a multidisciplinary team of experts or a company hired for this purpose, until a significant reduction in the risk of rupture, and express declaration of workers' safety, or even the issuance of the stability certificate upon presentation of the DCE signed by a competent professional - all of these under penalty of a daily fine of one million reais (R$ 1,000,000.00).

With regard to action no. 361-07.2019.0130, Vale has the following obligations: (i) prove the hiring of companies responsible for the execution of all stages of the construction project, necessary to prevent risks of rupture/overtopping of the indicated dams; (ii) prove the hiring of a company responsible for the design and execution of temporary emergency measures, such as water pumping and control of the free board of dams; arranging for the hiring of a certifying accountant firm to monitor and certify the court on compliance with obligations; (iii) perform basic safety maintenance works/services at the dams; (iv) preparing and implementing a specific risk study; (v) perform risk mitigation measures, implementing the water pumping system, and control of free board of the dams; (vi) prepare a specific risk study; (vii) carry out the projects to implement the spillway systems of both dams; (viii) preparing and implementing a specific study of risks to which the workers who will carry out the measures will be exposed; (ix) execute mitigating measures recommended by the independent external audit; (x) disclose on major newspapers, as a relevant fact, the decisions on provisional and definitive relief; (xi) periodically submit - 30 days - progress report on the measures described in the previous orders; all of these obligations are linked to a fine of one million reais (R$ 1,000,000.00) in case of noncompliance; collective moral damage.

On July 19, 2019, a decision was issued on the request for injunction for Vale to declare the emergency situation of both dams, submit a report to be prepared by an independent technical audit, among others, under penalty of a daily fine of one million reais (R$ 1,000,000.00). A request for reconsideration was requested by Vale, which was accepted by the court that suspended the injunction.

On August 2, 2019, the first hearing took place, where the parties decided to reconcile (in both actions) with regard to some obligations, one of which being the declaration of an emergency situation (although it does not recognize it), in addition to several obligations, each with a specific term.

All obligations are being fulfilled, observing the agreed term. The evidentiary hearing is scheduled for 7/21/2020.

Chances of loss	Remote loss, as the lawsuit is at the production of evidence phase, with all obligations being fulfilled, awaiting a hearing for the parties' testimony.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	The Company considers the lawsuits to be relevant and strategic because of the amount involved and the matter discussed in the suits, which is linked to the dam safety issue.
Notes	These lawsuits are being processed together and serve the same subject matter on the same site - Igarapé Bahia and its water intake and tailings dams and ponds. A first agreement was formalized in both proceedings where the obligations of one complement the other.

(ii) Taxes

The tables below present an individual description of tax proceedings considered relevant to the Company's and/or its subsidiaries' businesses as of December 31, 2019.

As a result of the classification of tax cases as likely loss, the Company has constituted, over the years, a provision that added up to, on December 31, 2019, the amount of R$2.804,billion, of which (i) R$357 millionare linked to its controlled companies abroad, and (ii) R$ 2.447 billionrefer to the Company and its Brazilian controlled companies and sold companies, the liabilities of which remain under the responsibility of Vale.

1) Action for Relief from Judgment no. 2006.02.01001869-2
Court	Regional Federal Court of the 2nd Region
Instance	Appellate Court
Date of filing	Feb 20, 2006
Parties to the proceeding	Federal Government (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	Until December 31, 2019, R$ 8 billion in CSLL were deducted from the calculation base of the IRPJ.
Main facts

In 2004, a judgment by the Higher Court of Justice (“STJ”) became unappealable in favor of Vale, which granted it the right to deduct the amounts that it pays by way of Social Security Contributions over Net Profit (“CSLL”) from Corporate Income Tax (“IRPJ”).

In 2006, the Federal Government filed an Action for Relief from Judgment aiming at reviewing the final decision of 2004. Such action was rejected by the Federal Court of Rio de Janeiro and by the Federal Court of Appeals (“TRF”) of the 2nd Region.

In 2008, the Federal Government filed motion for clarification against the TRF’s decision, which were deprived.

In 2009, the Federal Government appealed to the STJ and the Federal Supreme Court (“STF”).

In 2012, the Special Appeal of the Federal Government was not entertained, and it filed an internal interlocutory appeal. This, in turn, was granted, which lead to the presentation of an internal interlocutory appeal by Vale in 2014.

In 2016, Vale’s internal interlocutory appeal was rejected and the STJ ordered that the case be referred to the TRF for a new judgment of the motions for clarification by the Federal Government in 2008.

In 2017, Vale filed the appellee’s brief.

In 2019, the TRF, in a new judgment, granted the motion for clarification filed by the Federal Government, in order to terminate the decision favorable to the Company, handed down in 2004. In view of the new TRF decision, the Company filed a motion for clarification, to which supersedeas was rejected. Currently, Vale is awaiting judgment of the motion for clarification filed by Vale.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In case an Action for Relief from Judgment is fully granted, determining the annulment of the 2004 judgment, the Company can lose the right to deduction of CSLL from taxable income.
Notes	Due to the recent developments of this action, the Company decided not to deduct CSLL from its taxable profit, prospectively, as of the end of the year of 2019.

2) Writ of Mandamus no. 2011.51.01.011763-1
Court	Supreme Federal Court
Instance	Higher Instance
Date of filing	Aug 05, 2011
Parties to the proceeding	Inspector of the Federal Revenue Service of the State of Rio de Janeiro (defendant) and Vale S.A. (successor of Valepar S.A. by merger, as of 2017, plaintiff).
Amounts, goods or rights involved	Total legal deposits: R$2.48 billion (December 31, 2019) and R$ 533 million referring to the adhesion to Refis.
Main facts	In 2011, Valepar (merged into Vale in 2017) filed a Writ of Mandamus with the purpose of guaranteeing its right not to include the amounts received as interest on the stockholder's equity (“JCP”) in the calculation base of PIS and COFINS as of 2004. It argued, in summary, the inequality of the treatment given to taxpayers according to the tax regime and / or domicile of the partner. The PIS and COFINS amounts on the JCP were deposited at each distribution.

The trial court’s judgment extinguished the lawsuit without judgment of merit, in view of alleged lis alibi pendens with another Writ of Mandamus previously filed, which although also aimed at removing the application of PIS and COFINS on JCP had a different cause of action.

In 2012, the Appeal filed by Valepar was deemed groundless.

In October 2013, Valepar filed Special and Extraordinary Appeals. In December 2013, the company adhered to REFIS, instituted by Law no. 12.865/2013, and partially withdrew from the legal discussion regarding the events that led to the generating events of Oct/2004, Apr/2005, Oct/2005, Apr/2006, Oct/2006, Apr/2007, Oct/2007, Apr/2008 and Oct/2008. After joining, a decision was issued that ratified the partial withdrawal of resources in relation to the taxable events included in Refis.

In 2014, the Special and Extraordinary Appeals were inadmissible, and Interlocutory Appeals were filed against the denial decisions.

In 2016, Valepar’s Special Appeal was judged favorably in order to dismiss the lis alibi pendens, annulling the judgment and determining the return of the records to the origin to analyze the merits.

In 2017, an unfavorable judgment was pronounced, with the determination of conversion of all the deposits made into income, conditioned to the lawsuit becoming unappealable. Motion for clarification was filed, and was dismissed.

In 2018, an Appeal was filed, and was judged as unfounded. The Motion for Clarification filed against this decision was rejected.

In 2019, Vale filed a new Extraordinary Appeal, rejected by the Vice President of the Regional Federal Court of the 2nd Region Thus, an Extraordinary Appeal was filed. Upon receiving the case, the Federal Supreme Court determined the overturn of the Writ of Mandamus due to the general repercussion in RE 607.642.

Vale filed an interlocutory appeal in view of this decision demonstrating that the general repercussion does not apply to the case, considering that in that leading case what is being discussed is the constitutionality of the non-cumulative nature of PIS established by Law no. 10,637/02 on the billing of legal entities that provide services. The examination of the Extraordinary Appeal filed by Vale is awaited.

Chances of loss	Likely
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In the event of an unfavorable final decision, the legal deposits will be converted into income in favor of the Federal Government.
Notes	Not applicable.

3) Administrative Proceeding no. 16682.720914/2019-17
Court	Regional Judgment Office (“DRJ”)
Instance	1st administrative instance
Date of filing	Nov 26, 2019
Parties to the proceeding	Federal Government (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	On December 31, 2019, the total amount in dispute was R$ 1.4 billion, compared to the base year of 2016, in addition to the reduction of tax losses calculated in 2015 and 2016 in the amounts of R$ 3.271 billion and R$ 900 million, respectively.
Main facts

In November 2019, Vale was assessed for the collection of corporate income tax (IRPJ) and social contribution on net income (CSLL), for the base years of 2015 and 2016.

This charge arises from the deduction, allegedly unjustified, of the costs of intermediation in the determination by the Company of the transfer price on the export of iron, copper and manganese to its subsidiary abroad.

This assessment was challenged in all aspects and an administrative decision is awaited.
Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In case of an unfavorable final administrative decision, there exists the possibility of a requirement for a guarantee of the amounts in question.
Notes	It is possible that similar tax assessments may be received in relation to other years.

4) Tax Provisional Remedy no. 0021378-63.2018.4.01.380
Court	27th Federal Court of Belo Horizonte
Instance	Trial Court
Date of filing	Jun 05, 2018
Parties to the proceeding	Federal Government (plaintiff) and Vale (defendant), and others.
Amounts, goods or rights involved	The request addresses the unavailability of assets and rights for remedy of tax and social security credit of R$ 10,773,665,721.36 (base date of Jun 20, 2018).
Main facts

The Federal Government requested before the 27th Federal Court of Belo Horizonte, the unavailability of Samarco shareholders' assets and rights, as a precautionary measure for guarantee of alleged tax and social security debts of this company, in the amount of R$ 10,773,665,721.36 (base date of Jun 20, 2018).

Initially, an injunction was granted to render Vale's assets and rights unavailable. This decision was reversed in all relevant aspects, because all the debts covered by said injunction had enforceability suspended under Brazilian law.

Vale’s summons was attached to the case record in January 2019, and the Company filed its defense in a timely manner. The defense was based on the lack of legal grounds for the filing of such lawsuit, in view of the suspended enforceability of the tax and social security debts, as well as in the non-occurrence of the legal hypotheses that would authorize Vale to be held liable for paying the amounts in question.

In May 2019, a favorable judgment was rendered for the dismissal of the case without prejudice, due to lack of interest in the suit. Against this decision, the Federal Government filed a Motion for Clarification.

In June 2019, a decision was issued that partially accepted such Motion for Clarification solely to restrict the confidentiality of documents attached to the records.

In July 2019, the Federal Government filed an appeal against that decision, and Vale presented its briefs. Currently, judgment of the appeal is pending.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Unavailability of assets and rights for remedy of tax and social security credit of R$ 10,773,665,721.36 (base date of Jun 20, 2018).
Notes	Not applicable.

5) Administrative Proceeding no. 16682.721173/2013-04
Court	Higher Chamber of Tax Appeals of CARF
Instance	3rd administrative instance
Date of filing	Nov 14, 2013
Parties to the proceeding	Federal Government (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$ 1.8 billion referring to the collection by the Brazilian Internal Revenue Service of an isolated fine, due to omissions and inaccuracies in the fulfillment of accessory obligation - PIS/COFINS 2008 to 2010.
Main facts

Vale was assessed by the Brazilian Internal Revenue Service for the collection of an isolated fine due to alleged omissions and inaccuracies in magnetic files in the delivery of accessory obligations related to PIS and COFINS from 2008 to 2010, based on IN/RFB 86.

The collection considered as basis for calculation 1% of the gross revenue in the years 2008 to 2010.

A favorable decision was rendered at the 1st administrative level, which reduced the percentage of the fine on gross revenue from 1% to 0.2%.

At the 2nd administrative level, the Company obtained yet another favorable decision, which maintained the percentage of 0.2% and limited the calculation base, so that only the billing for the month prior to the delivery of the magnetic files is considered.

The Federal Government filed a last administrative appeal, which is pending judgment by the Higher Chamber of Tax Appeals of CARF.
Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In the event of an unfavorable final administrative decision, there will be the possibility of presenting a guarantee for discussion at the judicial level.
Notes	Not applicable.

(iii) Civil

As of December 31, 2019, the amount of R $ 1.213 billion was provisioned in the consolidated financial statements of the Company to cover the probable losses from civil proceedings.

The tables below present an individual description of the civil cases deemed relevant for the businesses of the Company and/or of its controlled companies, established by December 31, 2019.

1) Case no. 0063023-34.2008.8.19.0001
Court	41st Civil Court of the State Appellate Court of Rio de Janeiro
Instance	Trial Court
Date of filing	Mar 17, 2008
Parties to the proceeding	Vale (plaintiff) and the Landless Workers Movement (“MST”) (defendant)
Amounts, goods or rights involved	Protection of the Company’s assets and guarantee of its operational activities.
Main facts

Vale filed a lawsuit with the purpose of ceasing violent acts of violation or incitement that would cause the halting of the Company’s operational activities by the MST. The request for interlocutory relief was granted so as to determine that the MST refrain from such acts. The MST failed to comply with said judicial order, reason for which Vale requested an increase to the fine established in case of non-compliance, which was granted by the court.

In 2012, the parties initiated efforts towards a possible settlement for the resolution of this case. On July 06, 2015, an order was published determining that the parties should state whether they were in fact interested in entering into an agreement, it being no longer possible for the parties to request the suspension of the case. Production of evidence phase started. By reason of the recent non-compliance with the judicial order that granted the interlocutory relief on the case, Vale requested a new application and increase to the fine previously established.

On September 30, 2016, the case left the sentencing group because the judge found that part of the order had not been complied with. Following that, the judge ordered the Plaintiff to request the collection of costs for the expedition of the rogatory letters intended to collect the testimony of the witnesses he wrote, a decision published on October 19, 2016.

On October 26, 2016, Vale filed the petition declining from the testimonial evidence due to the long time elapsed since the filing of the lawsuit, requesting the confirmation of the preliminary injunction granted in 2008 and the granting of the claim of the initial pleading, as well as the increase to the fine for failure to comply with the interlocutory relief, in view of the new non-compliances reported in the record.

On February 15, 2018, a judgment was entered in the record and, thus, Vale’s claim was granted to determine that the defendants abstain from inciting and promoting the practice of violent acts against the facilities of the plaintiff, as well as acts that might cause the interruption of the plaintiff company’s activities, within 72 hours counting from the disclosure of the judgment, under penalty of a fine of R$ 100,000.00 per act practiced in disagreement with this precept. The judgment also confirmed the order, making it definite, observing the increase to the applied fine. The defendants were also ordered to pay the procedural costs and attorney’s fees in favor of the plaintiff’s lawyer, which were set at 10% of the amount in dispute.

On April 20, 2018, the notary office certified that the decision was made final and unappealable.

In mid-2018, the execution of the judgment was begun to receive fines, costs and sucumbencial fees, and, on February 26, 2019, the issuance of a rogatory letter for subpoena and summons of the enforced parties was deferred, not having been dispatched.

On May 14, 2019, the Letter Rogatory is received at the TJ/SP and returns to the TJ/RJ in September 2019 with a negative result. As a result, the issuance of a new letter was requested, which has been granted, and its dispatch is awaited.

Chances of loss	Remote
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The case was initiated with the purpose of guaranteeing the protection of the Company’s assets and its operational activities. An eventual unfavorable decision might increase the company’s exposure to the incitement acts of the MST.
Notes	Not applicable.

2) Case no. 0009362-71.1997.4.02.5001
Court	5th Panel of the Regional Federal Court of the 2nd Region
Instance	Appellate Court
Date of filing	Nov 10, 1997
Parties to the proceeding	Public Prosecution Office of Espírito Santo (plaintiff); federal government, Gerdau Açominas S.A., Companhia Siderúrgica de Tubarão, Usinas Siderúrgicas de Minas Gerais S.A., Vale, Odacir Klein, Luis Andre Rico Vicente, Jorge Eduardo Brada Donato, José Armando Figueiredo Campos, Rinaldo Campos Soares, João Jackson Amaral, Claudio José Anchieta de Carvalho Borges, Ivo Costa Serra, and Companhia Docas do Espírito Santo (CODESA) (defendants)
Amounts, goods or rights involved	Incalculable – Request to annul the port concession contract for Tubarão Complex’s terminals.
Main facts

This is a public-interest civil action that seeks to annul the authorization by which Vale and some of the other defendants operate Praia Mole Port Terminal in the state of Espírito Santo.

In November 2007, 10 years after the case was filed, a sentence was issued, deeming the case to be completely groundless and recognizing the validity of the concession contracts that permit the use of the port terminals located at Praia Mole.

On July 03, 2012, the judgment was upheld by the Regional Federal Court of the 2nd Region (TRF2) when judging an appeal filed by the Federal Prosecution Office. The latter, unhappy with the decision of the TRF2, filed a Special (STJ) and Extraordinary (STF) Appeal on October 23, 2012. Judgment of Special Appeal no. 1534854/RJ is pending before the STJ. Case held by the judge under advisement for judgment since June 14, 2019.

Chances of loss	Remote
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Incalculable value, as it could impact Vale’s operations in the State of Espírito Santo, since this proceeding questions the validity of the concession agreement for the exploration of the Tubarão Complex Terminals.
Notes	Not applicable.

3) Case no. 0024892-89.2011.8.13.0570
Court	1st Civil Court of the Judicial District of Salinas/MG
Instance	Trial Court
Date of filing	Sep 14, 2011
Parties to the proceeding	Public Prosecution Office of the State of Minas Gerais (“MPMG”) (Plaintiff); Vale S.A., Instituto de Terras de Minas Gerais (“ITER”), Manoel da Silva Costa Junior, Evandro Carvalho, Mauro Eurípedes Rocha Mendes, Ricardo de Carvalho Rocha, Luciana Rocha Mendes, Orozino Marques de Carvalho, Adelzuith Marques Santos, Altemar Alves Ferreira, and Breno Rodrigues Mendes (Defendants).
Amounts, goods or rights involved	Compensation for damages to the state government of Minas Gerais amounting to at least R$200 million, a civil fine of no less than R$600 million, and the ownership of lands acquired by Vale. However, it should be noted that these sums were attributed by the Plaintiff, and it is not possible at this time to estimate the possible amount to be settled by the Company.
Main facts	This is a public-interest civil action filed by the State Public Prosecution Office against Vale and 10 other defendants. In short, the Public Prosecutors’ Office argues for the existence of an “organized group of people who have acted to illegally appropriate lands belonging to the state government of Minas Gerais.” The Public Prosecution Office requested an injunction to seize the assets of the defendants, except Vale, up to the sum of R$200,000,000, to carry out a search and seizure of movable assets, and to remove their banking and tax confidentiality. The injunction was granted by the court and upheld by the

Minas Gerais Court of Appeals. In the end, the Public Prosecution Office requested the following: “the suspension of all effects – and consequent annulment – of all titles of legitimate agricultural use issued by ITER involving lands located in the municipalities of Salinas, Santa Cruz de Salinas, Padre Carvalho, Fruta de Leite and Rubelita, in the period between January 2007 and August 2011”; an order for ITER “to hire a specialized company, at its own expense, to carry out an audit of all the titles of legitimate agricultural use issued by the state government of Minas Gerais in the period between January 2007 and August 2011”; to condemn all the defendants “to the loss of illegally gained goods or sums”; to “provide full compensation for the harm imposed on the state government of Minas Gerais, whose minimum value must be R$200,000,000”; to levy a “civil fine of no less than R$600,000,000”; to “remove their public functions and positions”; to “suspend their political rights”; and to “prohibit them from entering into contracts with the public authorities or receiving benefits from them.”

Vale presented its defense (challenge) on March 15, 2012, but the fact-checking stage has not yet begun. On March 23, 2017, a conflict of jurisdiction was claimed. On May 8, 2017, the Judge raised a "positive conflict of jurisdiction", which is why the TJMG established the conflict of jurisdiction of No. 0238729-84.2017.8.13.0000, defining the jurisdiction of the Judge of the 1st Civil Court of the County of Salinas to judge the public civil lawsuit.

On October 26, 2018, the Motion for Clarification filed by Vale was not accepted, which refuted the removal of the preliminary indictees, and a review was not filed due to the prohibition of art. 1015 of CPC/15. In any case, the Judge deferred the probation delay and the possibility of defining the object of the investigation to be performed at the time of the Instruction and Judgment Hearing, not causing damages to the Company. On May 3, 2019, the case was closed for dispatch.

A Pretrial Hearing was assigned for September 14, 2020.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Harm to the Company’s image by having its name associated with the practice of fraudulent appropriation of lands in the northern part of the state of Minas Gerais, the cancellation of land acquisitions, and the loss of sums paid by Vale (approximately R$35.0 million).
Notes	Not applicable.

4) Extraordinary Appeal – 808621
Court	Supreme Federal Court
Instance	Instance
Date of filing	May 15, 2014
Parties to the proceeding	Interunion Capitalização S.A. and others (plaintiffs); Companhia Paulista de Ferro Ligas (CPFL) (defendant)
Amounts, goods or rights involved	R$ 1,721,472,458.63 (on December 31, 2019)
Main facts	Interunion filed an enforcement procedure against Vale subsidiary CPFL to demand R$248,968,222.18, corresponding to 200 bonds that were the subject of a contract that despite being titled “Purchase and Sale of Bonds,” was in fact a bond lease contract. The defense (motion to stay execution) presented by CPFL was rejected, leading it to file an appeal with the Bahia Court of Appeals. In judging this appeal, the Bahia Court of Appeals upheld the decision to reject the appeal. CPFL then filed a special appeal with the Superior Court of Appeals. The Superior Court of Appeals accepted CPFL’s special appeal and ordered the annulment of the enforcement process, deeming that Interunion had not adequately demonstrated the calculation of the enforced amount, which is indispensable when requesting such an enforcement process. Interunion then filed a series of appeals against the Superior Court of Appeals’ decision (a motion for clarification, an appeal against a divergent decision, an internal interlocutory appeal, and a new motion for clarification), all of which were rejected in turn. Interunion then filed an extraordinary appeal with the Supreme Federal Court. When examining this appeal’s admissibility, the Superior Court of Appeals deemed that the appeal was groundless and did not allow it to progress to the Supreme Federal Court for analysis of the case’s merits, in line with the ruling published on March 10, 2014. Interunion filed an appeal against this decision of inadmissibility (interlocutory appeal), and on April 22, 2014 it was submitted to the Supreme Federal Court. The Office of the Prosecutor General then issued an opinion, ruling that the extraordinary appeal should not be allowed to proceed.

After this opinion was issued by the Office of the Prosecutor General, a single-judge decision was handed down, rejecting the extraordinary appeal, published on August 30, 2016. On September 5, 2016, Interunion filed an internal interlocutory appeal against the single-judge decision. On September 13, 2016, permission was granted for the other party to see the appellee’s brief. The appeal was judged on October 4, 2016. On the same date, in a subsequent act, the records were concluded with the Justice Rapporteur and are pending judgment.

On August 7, 2017, the internal interlocutory appeal was included in a virtual list to be tried, however, Interunion, due to the relevance of the case, filed a timely petition requiring that the judgment not be given virtually. This request was accepted by Justice Rapporteur Gilmar Mendes on August 23, 2017.

On August 21, 2017, it was deferred emphasis on face-to-face trial of the extraordinary appeal. As a result, the records returned for completion on September 15, 2017 and remain so until then.

Chances of loss	Remote
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	An unfavorable decision in the case would generate financial losses for the Company.
Notes	Not applicable.

5) Case no. 0069758-61.2015.4.01.3400
Court	12th Federal Court of Minas Gerais
Instance	Trial Court
Date of filing	Dec 17, 2015
Parties to the proceeding	Federal Government, Brazilian Environmental Protection Agency (“IBAMA”), Chico Mendes Institute, National Water Agency (“ANA”), National Mineral Production Department (“DNPM”), state government of Minas Gerais, State Forest Institute (“IEF”), Minas Gerais Water Management Institute (“IGAM”), State Environmental Foundation (“FEAM”), state government of Espírito Santo, State Environment and Water Resources Institute (“IEMA”), and State Water Resources Agency (“AGERH”) (“Plaintiffs”); Samarco, Vale and BHPB (“Defendants”)
Amounts, goods or rights involved	Sum demanded by the Plaintiffs: R$ 23,955,160,294.89. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts

On December 17, 2015, the federal government filed a public-interest civil action aimed at forcing Vale, Samarco and BHPB to take a series of urgent measures, in order to repair alleged social and environmental damage arising from the failure of Samarco’s tailings dam in the municipality of Mariana (“Fundão Dam”) and to prevent potential future environmental damage. For information on this accident, see item 7.9 of this Reference Form.

On December 18, 2015, a decision was handed down, granting an injunction required by the plaintiffs to: (i) forbid Samarco from discharging the volume of tailings that were still retained behind the failed dam (or prove that these tailings had already been contained); (ii) order the Defendants to: (a) hire companies to immediately start evaluating the contamination of fish by inorganic substances and any potential risks caused by human consumption of these fish, and to control the proliferation of species benefiting from the manmade occurrence; and (b) carry out studies and take measures to prevent the volume of mud discharged into the Doce River from reaching the Doce River lagoon system and to protect the mineral water sources mapped by DNPM; (c) carry out studies to map the different levels of potential resilience of the impacted locations; (iii) order Samarco to make an initial deposit in court of R$2.0 billion; (iv) freeze the Defendants’ existing mining concession licenses; (v) grant an injunction to force the Defendants to present an overall social and environmental recovery plan for the Doce River Basin and the entire degraded area; and (vi) order the provision of services to the people impacted by the disaster. Within the scope of the decision in question, a daily fine of R$150,000 was also established in the event of non-compliance with each of the measures imposed on the Defendants, and a daily fine of R$1.5 million was established in the event of a delay in making the aforementioned mandatory R$2.0 billion deposit in court.

On January 7, 2016, Samarco filed a petition, requesting the following: (i) A On January 7, 2016, Samarco filed a petition, through which was requested the reconsideration of an injunction.After this, on January 14, 2016, Vale, Samarco and BHP filed an interlocutory appeal against the injunction, requesting the grating of supersedeas, and a comprehensive review of it.

On February 5, 2016, Samarco filed a challenge, arguing there was a lack of procedural assumptions and merit. Samarco also argued that it had been taking the measures envisaged in the case voluntarily, and it requested the dismissal of the initial requests.

On February 10, 2016, Vale filed a challenge, through which it requested the dismissal of the case, without judgment of its merits, given the Plaintiffs’ lack of interest in acting. Considering the hypothesis of the case not being dismissed without resolution of its merit, Vale also requested judgment of the rejection of the requests formulated initially, through the repeal of the interlocutory relief and provisional remedies, as well as condemnation of the Plaintiffs to pay the case’s costs and legal fees.

On March 2, 2016, the federal government, the state government of Minas Gerais and various other governmental bodies entered into a Transaction and Conduct Adjustment Agreement (“TTAC”), which was submitted to the court on March 7th with a request for its legal approval.

On May 5, 2016, at a hearing attended by the parties to the case and the Federal Prosecution Office, the TTAC was registered within the Federal Court Conciliation System, an organization that is part of the structure of the Regional Federal Court of the 1st Region, and the lawsuit was suspended during the period of execution of the obligations assumed by the parties within the scope of the TTAC.

The Federal Prosecution Office filed a motion for clarification against the decision that approved the TTAC, questioning the jurisdiction of the Regional Federal Court of the 1st Region to approve the TTAC. In addition, the Federal Prosecution Office questioned the terms of the TTAC, regarding the appropriateness of the measures established in it, as well as the legitimacy of the agreement’s parties to enter into the TTAC. Accordingly, it requested the granting of infringing effects to the motion for clarification and the suspension of the decision’s effectiveness.

On August 17, 2016, the Fifth Panel of the Regional Federal Court of the 1st Region declared null and void the decision that approved the TTAC and rejected the interlocutory appeals made by Vale, BHP and Samarco, while upholding the injunction granted by the 12th Federal Court of Belo Horizonte on December 18, 2015, including the freezing of the Defendants’ mining concessions, but without limiting their production and sale activities.

On November 4, 2016, the Federal Courts ordered the Defendants to: (i) present evidence, within 90 days, that the leakage of waste from the Fundão Dam had been definitively contained; (ii) to submit conclusive studies within six months, endorsed by the relevant environmental agencies, regarding an action plan and the feasibility of removing the mud spread along the banks of the Doce River, along its streams and in areas near its estuary; and (iii) to make a deposit of R$1.2 billion, within 30 days, to guarantee future remedial measures. This cash deposit of R$1.2 billion was provisionally replaced by the guarantees provided for in preliminary consent decree I (“Preliminary Consent Decree I”). On November 16, 2016, Samarco filed a motion for clarification about the said decision.

On December 6, 2016, Samarco filed a petition requesting the granting of an additional 30 days to make the deposit in court, what was granted on December 7, 2016.On January 18, 2017, the Federal Public Prosecution Office, Vale, Samarco and BHPB filed a petition to: (i) report the signing of Preliminary Consent Decree I by the parties; (ii) accept the guarantees provided for in this agreement for the purpose of provisional compliance with the requirement to make the deposit specified in the injunction granted within the scope of Public-Interest Civil Action 0069758-61.2015.4.01.3400; and (iii) request the suspension of the case.

On January 26, 2017, a decision was handed down, suspending the procedural timeframe related to the deposit of R$1.2 billion and providing five days for the plaintiffs to express their opinion on Preliminary Consent Decree I, entered into by the defendants and the Federal Public Prosecutors’ Office.

On March 16, 2017, a decision was issued, which: (i) partially approved

Preliminary Consent Decree I, ordering the suspension of the case until a further judicial resolution; and (ii) accepted, for the time being, the guarantees provided for in Preliminary Consent Decree I, with the condition that they would not replace or modify the order for a cash deposit specified in the injunction.

On April 24, 2017, Samarco filed a petition, requesting the incorporation of the On June 29, 2017, a decision was issued to grant the request to extend the deadline formulated by the parties and consequently to approve a partial alteration to the TAP, granting a deadline of October 30, 2017 for the parties to present the court with the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Consent Decree and the approval granted on March 16, 2017.

On August 14, 2017, Samarco filed a petition requesting the incorporation of documents related to the obligation to present studies about the plan to remove mud deposited along the banks of the Doce River.

On October 31, 2017, a decision was issued, which granted the request made by Samarco, Vale, BHP and the Federal Prosecution Office and approved a partial alteration to the Preliminary Consent Decree, granting a deadline of November 16, 2017 to present the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Consent Decree and the approval granted on March 16, 2017.

On November 20, 2017, a decision was rendered which, by granting a request submitted by Samarco, Vale, BHP and the Federal Prosecution Office, ratified a partial amendment to the Preliminary Consent Decree, granting the deadline until April 20, 2018 for the submission of the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Consent Decree and the approval granted on March 16, 2017.

On May 3, 2018, a decision was rendered authorizing the hiring of the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the rupture of the Fundão Dam as a techinical assistant.

On August 8, 2018, the Consent Decree ("TAC Governance") was approved in its entirety and the amendment term to the preliminary adjustment term (TAP) was ratified in part and with interpretative/additive opinions. In view of these ratifications, the phase of knowledge of ACP No. 0069758-61.2018.4.01.3400 was dismissed with prejudice. It should be noted that the TAC Governance consists of an instrument signed on June 25, 2018 with the Federal Prosecution Office, Public Prosecution Office of the State of Minas Gerais, Public Prosecutor's Office of the State of Espírito Santo, Public Defender's Office, State Public Defender's Office of Minas Gerais, the Public Defender's Office of the State of Espírito Santo and other public entities, whose purpose is (a) to change the governance process provided for in the TTAC to define and execute the programs, projects and actions that are intended to provide full compensation for damages arising from the failure of the Fundão Dam, (b) improvement of mechanisms for effective participation of those affected by the failure, and (c) establishment of a negotiation process aimed at the eventual renegotiation of the programs.

The TTAC remains valid and the parties will continue to fulfill their obligations already provided for.

For additional information on the main terms and conditions of the TTAC, Preliminary Consent Decree I and TAC Governance mentioned above, see "Terms Relating to the Failure of the Samarco Dam" in item 4.7 of this Reference Form.

On October 16, 2019, a decision was issued that ratified the Settlement Agreement for judicial representation of the Interfederative Committee - CIF. The defendants filed the motion for clarification.

On December 11, 2019, a hearing was held to present the thematic axes defined as priorities by the stakeholders, in addition to any agreements or controversial points to be considered in due course, whereby the parties submitted these divergences to the interpretation and / or fulfillment by Fundação Renova of the obligations provided for in the TTAC for judicial review.

Such thematic axes were agreed in addition to the mechanisms provided for in the TTAC, which had been used, for administrative discussion within the scope of the CIF and presentation of divergence incidents, in order to speed up the solution of priority divergences.

On January 2020, the following decisions were rendered in the ACP case records in reference: (i) decision that granted the extension of the deadline for issuance of statement on the hiring of Technical Advisors until January 29, 2020, at 6:00 pm, (ii) decisions that granted Samarco's and Vale's request and determined the immediate dispatch of an official letter to ANM, determining the lifting of judicial encumbrances that possibly fall on the mining concessions held by the defendants, (iii) determined the notification of the defendants to issue their statements on the hiring of technical advisory services to those affected by January 17, 2020.

Furthermore, considering that, at the hearing held on October 15, the obligation of the parties involved to present to the court the thematic axes considered as priorities was established, to speed up the execution of the reparation and indemnity programs, on January 7, 20.1. 20, the creation of the following thematic axes was instituted, to be discussed in specific records, but being linked to the specific records of this action:

- Priority Axis nº 1: Extra and intra-channel environmental recovery - process n. 1000242-22.2020.4.01.3800;

- Priority Axis nº 2: Human Health Risk and Ecological Risk resulting from the breach - process n 1000260-43.2020.4.01.3800;

- Priority Axis nº 3: Resettlement of Gesteira in Barra Longa - process n.1000321-98.2020.4.01.3800;

- Priority Axis nº 4: Infrastructure and Resettlement - process n. 1000398-10.2020.4.01.3800;

- Priority Axis nº 5: Operational return of the Risoleta Neves Hydroelectric Plant - process no. 1000406-84.2020.4.01.3800;

- Priority Axis nº 6: performance editing and monitoring - process no. 1000412-91.2020.4.01.3800;

- Priority Axis nº 7: Registration and indemnities of those impacted by the breach - process no. 1000415-46.2020.4.01.3800;

- Priority Axis nº 8: Resumption of economic activities impacted by the disruption - process no. 1000417-16.2020.4.01.3800;

- Priority Axis nº 9: Supply of water for human consumption - process no. 1000462-20.2020.4.01.3800.

On January 31, 2020, was issued a decision that determined the creation of Priority Axis nº 10, which aims to discuss the Contracting of Technical Advisors in favor of those impacted by the Disruption (process no. 1003050-97.2020.4.01.3800).

On March 25, 2020, a decision was handed down, and it was determined that: (i) the MPF's claim became moot, which requested that for Axis 1 (environmental recovery inside and outside the gutter), Axis 2 (risk to human health and ecological risk) ), Axis 6 (measurement and monitoring performance), Axis 8 (resumption of economic activities), some defined axes are considered, such as the proposals of the Justice Institutions, the wording contained in the spreadsheet attached by them; (ii) dismissing the motion for clarification filed by the defendant companies and, as a result, reaffirming all the terms of the decision that ratified the judicial representation of the CIF. (iii) upholding the decision appealed by the Federal Public Prosecutors’ Office against the interpretative reservations that the court imposed on all decisions rendered in the Priority Axes, and rejecting the revocation judgment

On April 03, 2020, the States of MG and ES filed a petition, requesting the parties to release to the States the amount of R$ 100,000,000.00, deposited at the disposal of this Court, in proportion to the extent of socioeconomic damage, of which R$ 70,000,000.00 to the State of Minas Gerais and R$ 30,000,000.00 to Espirito Santo, by way of partial advance of compensatory remedies related to the damages resulting from the overload of the State Health Systems caused by the failure.

On April 13, 2020, a decision was issued, which (a) ratified the agreement on the division of funds; (b) granted the request by the AGE/PGE to release the judicial guarantees for their sole use in actions of prevention, control and containment of risks, damages and injuries arising from the Coronavirus. Thus, the amount of R$ 84,088,086.34 was made available to the State of Minas Gerais, and R$ 36,037,751.29 to the State of Espirito Santo; (c) the immediate acquisition of 1,600 lung ventilators was authorized, using to this end the available amount of R$ 84,088,086.34; (d) the use of the amount of R$ 36,037,751.29 was authorized for “immediate adaptation of the physical structure of 4 state hospital units to create beds (Hospital Estadual Maternidade Silvio Avidos - HEMSA; Hospital Geral de Linhares - HG; Hospital Estadual João Santos Neves, and Hospital Estadual Roberto Silvares - HERAS); immediate acquisition of 150 (one hundred and fifty) microprocessed electronic lung ventilators; immediate acquisition of 150 (one hundred and fifty) multiparametric monitors.” (e) granted the defendants' request, so that the amount used by the states - R$ 120,125,837.63 - should be considered as an advance for reparation of the environmental damage caused by the failure of the Fundão Dam, as a measure of monetary compensation to the entities of the State Government and the community; (f) granted the request made by the defendants, so as to state that the partial release of judicial guarantees and their resulting use by the State of Minas Gerais and the State of Espírito Santo does not mean judicial recognition of mandatory default, nor does it match the foreclosure of guarantee, which is why it will not give rise, at least on this specific point, to future setlement of this guarantee; (g) notified the defendant companies to comment on the request of the AGE/MG and PGE/ES, in the sense that the acquisition of hospital equipment is made directly by them, optimizing the acquisition and delivery process, with which the court was in full agreement, in case of understanding in this regard.

On April 26, 2020, a decision was issued that (i) granted the request made by the State of Minas Gerais (AGE/MG) and, as a result, ratified commercial proposal no. 293/2020 by company KTK Ind. Imp. Exp. Com. de Equip. Hosp. Ltda, in the amount of R$43,965,000.00 (ID 224441890), (ii) granted the allocation of funds in favor of company KTK Ind. Imp. Exp. Com. de Equip. Hosp. Ltda, in specific judicial account.

On April 28, 2020, Vale certified the deposit of R$ 60,460,721.71, as partial advance of compensatory measures to the damages resulting from the overload of the State Health Systems caused by the failure. On the same date, AGU, representing the ANM, presented a statement in the case records suggesting that Vale check with the ANM any pending matters of an administrative nature for the lifting of encumbrances falling under Vale's mining rights. To that end, it indicated administrative proceedings no. 00786.000089/2020-76 and 00786.001036/2018-58.

On April 29, 2020, a decision was issued granting the request made by the State of Minas Gerais (AGE/MG) and, as a result, ratifying the commercial proposal made by company Air Liquide Brasil Ltda., in the amount of R$ 7,291,923.00 (ID 226248353), authorizing the immediate acquisition of 300 PHILIPS Respironics E30 ventilators.

Chance of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The process is relevant by virtue of matter and value.

A TTAC was signed between the parties, through which it was agreed to carry out programs, necessary for the environmental and social recovery in the areas impacted by the accident. For more information about the TTAC, see item 4.7 of this Reference Form. In addition, the Preliminary Consent Decree I was signed with respect to the guarantees and the TAC Governance that extinguished this lawsuit. For more information, see item 4.7 of this Reference Form.

Notes	Not applicable.

6) Case no. 0007284-81.2016.4.01.3800 (0197171-92.2015.8.13.0521)
Court	12th Federal Court of BH (2nd Civil Court of Ponte Nova - TJMG
Instance	Trial Court
Date of filing	Nov 17, 2015
Parties to the proceeding	Núcleo Assessoria Comunidades Atingidas Por Barragens (NACAB) (“Plaintiff”); Samarco, Vale and BHPB (together “Defendants”)
Amounts, goods or rights involved	Value in dispute: R$119,568,504.25. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts	On November 17, 2015, the Plaintiff filed a public-interest civil action requesting an injunction to force the Defendants to submit and execute, for the region of the municipalities of Santa Cruz do Escalvado, Rio Doce and Barra Longa, along the Carmo and Doce rivers: (i) recovery programs for the permanent preservation areas and headwaters affected by the mud that spilled from Samarco’s failed dam; and (ii) a database of impacted people and the respective damage, including plans for immediate social assistance and compensation. In other specific areas, the demand was to carry out long-term monthly monitoring and genetic population studies of the rivers’ aquatic fauna, and then submit an emergency recovery program. A request was also made to force the Defendants to pay compensation to all the people impacted by the accident, as well as environmental compensation, totaling R$100,000,000.

On November 18, 2015, a sentence was issued, assigning the case to the Belo Horizonte Federal Court District.

On November 23, 2015, the Plaintiff filed an interlocutory appeal, requesting an injunction against the decision made, a review of the first-instance decision, and the maintenance of the case with the State Courts. In addition, NACAB requested an interim measure to oblige the Defendants to take several measures in order to remedy the damage caused by the accident. This included the submission, within 30 days, of a recovery program for the aquatic fauna of the Doce, Carmo and Piranga rivers in the municipalities of Santa Cruz do Escalvado, Rio Doce, Barra Longa and Ponte Nova, and the provision of social assistance to victims of the accident, among other things.

On November 26, 2015, a decision was issued that postponed the analysis of the request for the injunction until after the analysis of the Defendants’ challenge.

On December 17, 2015, the rapporteur issued an order convening an extraordinary conciliation session at the Minas Gerais Court of Appeals.

On January 7, 2016, the Federal Government petitioned in the records to express its agreement with the decision that ordered the referral of the case to the Federal Court, in view of its interest in the case.

On February 3, 2016, given the Federal Government’s explicit interest, the case was transferred to the 12th Federal Court, in accordance with article 109, I of the 1988 Federal Constitution.

On February 16, 2016, the case was received by the 12th Federal Court of the Judiciary Section of Belo Horizonte.

On July 22, 2016, a decision was issued, calling for the case to be merged into Public-Interest Civil Action 23863-07.2016.4.01.3800, and to suspend the process.

On March 27, 2017, a decision was published that, considering the approval granted in cases 697586120154013400 and 238630720164013800, suspended the case until subsequent judgment.

On May 30, 2017, the suit was suspended, as per the decision of March 27, 2017.

On the date of this Reference Form, the action was still suspended.

Chances of loss	Possible
Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company	The amount in dispute demanded by the Plaintiff is R$100,000,000,00. However, it should be emphasized that the suit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages, in the event of loss.
Notes	Not applicable.

7) Case no. 0008423-17.2016.8.13.0400 (0146085-58.2015.4.02.5101)
Court	1st Court of Mariana
Instance	Trial Court
Date of filing	Nov 30, 2015
Parties to the proceeding	Sohumana Sociedade Humanitária Nacional (“Plaintiff”) and Samarco, Vale, BHPB (jointly, “Defendants”)
Amounts, goods or rights involved	Amount in dispute of R$23,698,040,000.00, as filed by the Plaintiff. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.

Main facts

On November 30, 2015, the Plaintiff filed a public civil action intending to convict the Defendants for the payment of an indemnification to the victims of the accident or their family members, as well as to the municipalities, in order to restore the public property, proportionally to the impacts resulting from the accident. For information on the accident, see item 7.9 of this Reference Form.

On November 30, 2015, there was sentence rendered transferring the jurisdiction for prosecution of the suit to one of the courts of the State Legal Courts of Mariana (Minas Gerais State).

On December 11, 2015, Vale entered an appeal moving to reconsider the judgment rendered, so that the Union should manifest itself regarding its interest on the appeal, before the submittal of the records to the Federal Legal Court of Minas Gerais, because if the response of the Union should be positive, the appeal should continue on the federal jurisdiction, according to article 109, I, of the Federal Constitution.

On December 15, 2015, Sohumana, filed an appeal moving the reconsideration of the judgment rendering the transference of jurisdiction, thus asking for the submittal of records to the Federal Court of Minas Gerais, based on the interest and legitimacy of BNDESPAR, which, in its capacity as shareholder of Vale, would have interest on the appeal.

On December 16, 2015, there was a judgment rendered maintaining the establishment of the transference of jurisdiction, reasserting the total lack of jurisdiction of the Federal Court and the unsuitability of notice to any possible interested party, including the Union.

On March 10, 2016, the suit was received by the court of the 1st Court of Mariana.

On April 1st, 2016, there was an order published moving the regularization of the suit representation by the Plaintiff.

On April 20, 2016, there was the publishing of a judgment denying the initial appeal, due to lack of correct process representation, thus dismissing the suit without resolution on the merits.

On June 07, 2016, there was the certification of the res judicata of the judgment.

On November 14, 2016, the Plaintiff filed an appeal moving the formalization of the suit.

On February 06, 2017, there was a judgment that did not analyze the appeals made since the judgment was already res judicata.

On March 06, 2017, the Plaintiff filed an appeal.

On March 14, 2017, there was an order stating that the defendants should file answer brief.

On March 23, 2017, the Plaintiff filed a motion for clarification, moving for the cure for alleged omission regarding the term for the return of the suit from the section of Ordem dos Advogados do Brasil – OAB (Brazilian Bar Association).

On March 29, 2017, a decision was handed down dismissing the motions filed by the Plaintiff.

On April 10, 2017, reply briefs were entered to the appeal submitted by SAMARCO.

On April 11, 2017, answer briefs were entered to the appeal submitted by BHP.

On July 13, 2017, there was the publication of a judgment not acknowledging the appeal filed by SOHUMANA.

On July 24, 2017, answer briefs were entered regarding the appeal submitted by VALE.

On August 3, 2017, an internal interlocutory appeal was entered submitted by SOHUMANA, moving the reversal of the judgment that did not acknowledge its appeal.

On September 18, 2017, the appellees were granted permission to see the records, so that they could issue an opinion on the internal interlocutory appeal filed, within a 30-day term.

On September 15, 2017, answer briefs from BHP and SAMARCO were entered.

On September 29, 2017, Vale submitted its reply briefs.

On 23 de November de 2017, an appellate decision was published denying specific relief of the appeal filed by Sohumana.

On January 5, 2018, Sohumana filed motion for clarification against the appellate decision denying its internal interlocutory appeal.

On April 6, 2018, there was an appellate decision not acknowledging the motion for clarification filed by Samarco.

On August 17, 2018, the motion for clarification filed by Sohumana was rejected.

On February 22, 2019, the lawsuit was definitely remanded.

Chances of loss	Remote.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Notwithstanding the entering of the judgment through which the suit was dissolved without resolution of merits, the Company considers the suit as significant on account of the amount involved.
Notes	Not applicable.

8) Case no. 0028358-94.2016.4.01.3800 (former number 0426085-72.2015.8.13.0105)
Court	12th Federal Court Judicial District of Belo Horizonte (former 7th Civil Court of Governador Valadares – TJMG)
Instance	Trial Court
Date of filing	Dec 14, 2015
Parties to the proceeding	MP-MG (“Plaintiff”) and Samarco and Vale (jointly, “Defendants”)
Amounts, goods or rights involved	Amount in dispute of R$6,046,597,637.06, as filed by the Plaintiff. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts

On December 14, 2015, the PO-MG filed this civil public suit, through which intends the conviction of the Defendants to adoption of several measures towards the mitigation of impacts resulting from the rupture of the Fundão dam. The Plaintiff moves for, in preliminary injunction, under penalty of a daily fine of R$2,000,000.00, that the defendants: (i) take steps to and maintain the measures granted by Civil Public Provisional Remedy no. 0395595-67.2015.8.13.0105, which preceded this suit, therefore presenting the same subject matter (as described below in “Observations”),(ii) create and implement and executive project to construct collection stations, bombing and adduction of water from Suaçuí Pequeno and Grande rivers up to the stations of the Serviço Autônomo de Água e Esgoto (“SAAE”) (Autonomous Service of Water and Sewage) within 12 months maximum; (iii) provide regularly to SAAE the necessary polymers to treat the water of Rio Doce until the operation of the installations for collection and adduction above mentioned; (iv) install equipment to provisional water collection and adduction of Suaçuí Pequeno or Grande rivers as to diminish the collection in Rio Doce, within 45 days maximum; (v) install a water treatment station, with treatment capacity of 120 liters per second, (vi) all their accounts are frozen to the minimum amount R$ 100.000.000,00 Brazilian reais, and (vii) a confirmation of the preliminary injunction and indemnification for collective mental distress claim amounting to R$ 5.000.000.000,00 Brazilian reais.

On December 17, 2015, there was a judgment partially granting the preliminary injunction to revert the burden of proof and ruling that the Defendants shall bear the expenses for monitoring the quality of the waters of Rio Doce and of the fresh water provided to the population, under penalty of a daily fine of R$2.000.000,00 Brazilian reais. In addition, it was determined that the preliminary injunction granted in the case file No. 0395595-67.2015.8.13.0105, including the determination of water delivery in the residences, within 48 hours, as well as the presentation of a logistics regarding the delivery of water in the residences, within 10 days, should be fulfilled.

The PO-MG filed an interlocutory appeal against the preliminary decision, moving the interlocutory relief of appeals, for the adoption of provisional and emergency remedies within the regions impacted by the accident. On February 17, 2016, there was the judgment suspending the processing of the mentioned interlocutory appeal. Thus, the interlocutory appeal was suspended until the entry of the final judgment in the records of the Positive Jurisdiction Dispute filed by Samarco, aiming at pacifying the discussion on jurisdiction of Federal or State Court to judge the issues regarding the city of Governador Valadares. The dispute originated from the fact that there are two Public Civil Lawsuits regarding the distribution and drinkability of the water in Governador Valadares, one pending before federal court and the other before state court. The Jurisdiction Conflict was not judged, however, there is a judgment that as long as there is not a final judgment, urgent measures shall be taken by the federal court.

On May 10, 2016, the following were entered into the records (i) a lower court decision, in appellate court, rendered in the records of the interlocutory appeal filed by the PO-MG, from January 28, 2016, establishing the submittal of records, as well as connected appeals to the 12nd Federal Court of the Legal Court of Belo Horizonte; (iii) a motion from the Municipality of Governador Valadares, from February 16, 2016, showing interest in entering into the active pole of the suit; (iii) office from the Court of the 12nd Federal Court of the Minas Gerais moving the entering into the records of an appeal from the Federal Prosecutors Office (MPF) and judgment of its execution, in face of the judgment in the Jurisdiction Dispute that was pending on the STJ.

On May 24, 2016, the case was assigned to the 12nd Federal Court.

On July 04, 2016, VALE’s answer was filed, arguing lack of interest in the suit by the MPMG (Prosecution Office of Minas Gerais) in face of the measures already implemented by the defendants, as well as the fact that the water quality of rivers has already returned to the same status as previous to the accident. Vale also alleged in its defense the legitimacy to be in the passive pole of the suit, in face of the lack of causal nexus between any action of omission on its part and the accident that happened. Vale also maintains the lack of collective mental distress claim and the impossibility of reversion of the burden of proof.

On July 04, 2016, there was also an answer filed by Samarco, o merits reasons similar to the ones alleged by Vale.

On March 21, 2017, a joint decision was entered into the records of lawsuits no. 0069758-61.2015.4.01.3400 and 0023863-07.2016.4.01.3800, probating, in part, o The Preliminary Adjustment Term I, only referring to the socio-environmental diagnosis (to be performed by the Instituto de Tecnologia para o Desenvolvimento - LACTEC and diagnosis and monitoring of programs in course (to be performed by Ramboll Brasil Engenharia and Consultoria Ambiental Ltda., granting the suspension of other suits connected to them, in order to avoid conflicting judgments.

On March 29, 2017, an order was published considering the probate decision rendered in the scope of lawsuits n. 69758-61.2015.4.01.3400 and 23863-07.2016.4.01.3800, suspending the feat until further legal deliberation.

On January 23, 2020, after the restart of the proceeding due to the request for copies, the proceeding was once again suspended.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	MPMG attributed the value of R$5,100,000,000.00 (Brazilian reais) to the suit. However, it should be emphasized that the suit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages, in the event of loss.
Notes	Public Civil Injunction No. 0395595-67.2015.8.13.0105 refers to preparatory provisional remedy for the above described suit 0426085-72.2015.8.13.0105. Such suit was filed on November 10, 2015 by the MPMG against Samarco, before the 7th Civil Court of Governador Valadares – TJMG and later sent to the MM. Judge of the 12th Federal Court of Belo Horizonte.

9) Case no. 0043356-50.2015.8.13.0400 (10264-98.2016.4.01.3800)
Court	2nd Civil Court of the County of Mariana - (returned from the 12[d] Federal Court of the Judicial Section of Belo Horizonte)

Instance	Trial Court
Date of filing	Dec 10, 2015
Parties to the proceeding	MP-MG (“Plaintiff”) and Samarco, Vale, and BHPB (jointly, “Defendants”)
Amounts, goods or rights involved	Amount in dispute of R$2,343,788,000.00, as filed by the Plaintiff. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts

On December 10 2015, the PO-MG filed a public civil action, through which it moves, under penalty of a daily fine amounting to R$200.000,00 (Brazilian reais), the conviction of the Defendants to the (i) adoption of several measures oriented to the mitigation of impacts from the rupture of the Fundão dam, (ii) implementation of a social communication program on the activities executed, (iii) provision of health and education assistance to those impacted, and (iv) support in retrieval of assets, animals and others; retrieval of tombs and mortal remains existing in places impacted, among others.

The main move aims at the conversion of the preliminary injunction in definite one, as to allow the whole reimbursement of the alleged individual material damages and mental distress claim suffered by those impacted by the accident and payment of a Recovery Plan that allows the social and environmental recovery in face of the damages verified resulting from the accident at the Fundão dam. The MP-MG also moves for the resettlement and economic and social reorganization of the impacted families and the effects of the judgment granted as preliminary in the provisional remedy action no. 0039891-33.2015.8.13.0400, previous to this suit, granting the freeze of the amount of R$300,000,000.00.

On December 16, 2015, there was an order postponing the appreciation of the preliminary injunction for after the settlement hearing. On the same date, the PO-MG moved for the amendment of the complaint so that it includes new motions, among them: (i) the granting of interlocutory relief, (ii) payment of R$10.000,00 (Brazilian reais) as a financial contribution to the victims (iii) identification and of the remainder leisure practices developed by the impacted, (iv) increase and pay the value of assistance to the victims, (v) pay a financial support to the victims that have not been directly impacted in their income, and (vi) submit an immediate and concrete actions plan, among other measures.

On December 23 2015, there was a hearing among the parties, reaffirmed by the judge, with discussion of: (i) the allocation of families in rented houses, observing that, regarding this matter, Samarco said that it had already fulfilled spontaneously part of the referred measure; (ii) emergency support, and Samarco said that it was already paying a minimum wage to each person of the family who loss their income due to the accident, accrued by 20% by dependent member of the family, besides the amount corresponding to a food parcel per family and having compromised to support the referred monthly amount for twelve months, according to the conditions of the term of the hearing; (iii) payment by Samarco of (a) R$100,000.00 by family unit that lost family members in the event, and of (b) R$10,000.00 as indemnification advancement, by family unit, for those families that suffered physical displacement, that is, had their houses destructed, independently of having lost income from such real estate; (iv) accountability by Samarco, submitted to court, on the amount spent on indemnifications and recovery of the area, until January 31, 2016. A permit amounting to R$5.500.000,00 was issued for the payment of the values above-mentioned, except for the monthly support.

On January 20, 2016, there was a second hearing among the parties, confirmed by the judge, where there was discussion of the following, besides discussion of individual cases: (i) the advancement of R$10,000.00 to those persons impacted by the accident, and Samarco compromised to advance the indemnification on the mentioned amount, as settled in the previous hearing, for those individuals that lost their real stated erected in their property, which were not used as their regular living place, according to the terms settled in the hearing; (ii) the indemnification for the loss of vehicles, and Samarco compromised to indemnify individuals that lost their vehicles; (iii) the release permit, through which Samarco agreed to release R$1,0 million to implement the above-mentioned actions.

On February 17, 2016, owing to the express interest of the Union, the records were sent to the 12th Federal Court, according to art. 109, I of the Federal Constitution. Pending trial.

On March 28, 2016, Vale filed an answer, moving for the extinction of the suit, without appreciation of merits, owing to the lack of interest of action by the Plaintiff. Considering the hypothesis of non-extinction of the suit without resolution of merits, Vale also moved for the judgment of the inappropriateness of the moves formulated in the complaint; besides the conviction of the Plaintiff to pay award of costs and attorneys’ fees.

On July 15 2016, the Federal Prosecution Office filed a motion moving for the decline of the jurisdiction of the Federal Court to the State Court, since: (a) in the actual Interlocutory Appeal, establishing the remittance, and afterwards, the Supreme Court Judge reconsidered his decision; (b) according to decision by the STJ, on June 22, 2016, on the Jurisdiction Dispute n. 144.922/MG, referring to the suit on the accident in Mariana, the Federal Justice would have jurisdiction for the demands of diffuse and transindividual rights, as well as socio-economic and socio-environmental demands, while the State Court would have jurisdiction on individual homogeneous suits, such as the ones of this suit, referring to personal damages of families impacted by the rupture of the Fundão Dam.

On 23 de August de 2016, at the 12th Federal Court of the Judicial District of Belo Horizonte/MG, a judgment was awarded establishing the devolution of the records to the Court of the 2nd Civil, Criminal and Criminal Executions Court of the County of Mariana/MG.

On September 5, 2016, there was a determination of devolution of the records to the 2nd Civil Court of Mariana, Minas Gerais.

On 12 de September de 2016, o MP-MG filed a motion, at the 2nd Court of the County of Mariana, moving for the following, among others: (a) the reactivation of the Lawsuit at the State Court; (b) attachment of the technical assistance process to the records of the main lawsuit and to the provisional remedy; (c) release of the amount of R$3.5 million, through legal order, to Cáritas Brasileira Regional MG, a non-governmental organization, responsible to start the job of technical assistance to the victims; (d) inclusion in the records of several documents, including the receipt evidencing of the deposit of R$500 thousand, by Samarco; (and) assignment of a new settlement hearing.

On September 30, 2016, there was an order establishing the attachment of the execution of the sentence into the main records and establishing the remittance of records to the 12th Federal Court of the Judicial District of Minas Gerais, for its appreciation of the motions for clarification filed by Samarco.

On November 11, 2016, Samarco filed a motion informing that it filed motion for clarification against the judgment made by the 12th Federal Court of Belo Horizonte, establishing the remittance of the records to the State Court, reason why it motioned for the devolution of the records to the Federal Court for appreciation of the motion for clarification.

On November 28, 2016, there was a settlement hearing, when there was the ratification of a settlement among the parties.

On February 08, 2017, the records were sent to the 12th Federal Court of Belo Horizonte.

On February 09, 2017, there was a judgment denying the motion for clarification filed by Samarco.

On April 07, 2017, a settlement hearing was held at the 2nd Civil Court of Mariana, Minas Gerais.

On May 15, 2017, the Public Prosecution Office filed a motion for subpoena of the defendants so that they, within 5 days: (i) reply on their agreement regarding the analysis methodology on the events of non-compliance, (ii)included into the records the reply to the events of non-compliance, (iii) included into the records copies of the deeds of the real estates purchased for the resettlement of Bento Rodrigues and Paracatu, referring to lawsuit no. 0400.15.004335-6.

On June 14, 2017, an order was published notifying the defendants to express their views on the motions by the Public Prosecution Office on pages 4.659/4.663, as well as regarding the methodology it proposed.

On June 29, 2017, SAMARCO filed a motion reiterating the clarifications made regarding the steps made referring to (i) the answer submitted by SAMARCO on the alleged new cases of non-compliance of Settlements and (ii) on the real estates aimed at the resettlement of Bento Rodrigues and Paracatu, motioning for an additional term date of 20 days for the submittal of an answer regarding the methodology proposed by the MPMG referring to that analysis and answer of the motion made by the impacted.

On July 19, 2017, SAMARCO filed a motion for the proposal of a methodology of submittal of answer to the impact, who should direct their questions to SAMARCO/Fundação.

On September 28, 2017, the Public Prosecution Office was awarded to see the records.

On February 6, 2018, a settlement hearing among the parties was held, where there was an agreement on the reparation guidelines referring to the right of housing of the impacted by the rupture of the Fundão dam, through a partial settlement.

On March 27, 2018, a settlement hearing among the parties was held.

On June 26, 2018, the Public Prosecution Office filed a motion for the establishment of the raising of the amount of R$5.477.850,04, which shall be used to continue the work of registration of all victims of Mariana, owing to the rupture of Fundão dam.

On May 3, 2018, Vale, Samarco and BHP filed a motion for an answer to the motion for the raising made by the Public Prosecution Office, so that this measure should be bound to the submittal of specific documents by Cáritas — report on the progress of the works and accountability.

On May 14, 2018, there was the judgment granting the motion made by the State Public Prosecution Office, to grant the raising of the amount of R$5.477.850,04 (Brazilian reais), which shall be used on the progress of the work of registration of the victims of Mariana, owing to the rupture of the Fundão dam.

On May 25, 2018, a decision was rendered that rejected the motion for clarification opposed by Samarco.

On June 12, 2018, a decision was handed down rejecting the motion for clarification opposed by Vale and BHP.

On August 21, 2018, a conciliation hearing was held, setting a deadline of 10 days "for companies to express their opinion on the proposal for a generic indemnification agreement presented by the MPMG."

On September 27, 2018, there was a summons to the parties to appear on documents joined by the MPMG (proposal for Indemnification Transaction Term)

On October 2, 2018, a new conciliation hearing was held and the transaction approved.

On November 29, 2018, joint petitions were joined together with a proposal for a Transaction Agreement and a statement that those who have already expressed their interest in negotiating with the Renova Foundation may contact them for final indemnification negotiations.

On February 19, 2019, an order was issued that approved the agreement entered into by the parties, determining the issuance of a license to collect the amount on behalf of Rodrigo Ires Vieira, representative of Cáritas Brasileira Regional Minas Gerais.

On March 20, 2019, the MPMG requested FGV to present in detail the scope of its socio-economic diagnosis of the damage occurred in Rio Doce Watershed.

Hearing was held on June 27, 2019, an opportunity at which it was stated that 1) There will be a meeting of those affected from Bento Rodrigues, to decide on the readjustment of collective resettlement, on the location of the Sewage Treatment Plant, the readjustment of projects and the destination of vacant lots, the result of which will be brought at the next hearing; 2) The defendant companies will have a common period of 15 days to comment on the compensation proposals for collective and family resettlements, presented by the Public Prosecution Office at this hearing; 3) The defendant companies will have a period of 5 days to attach the updated schedule for the resettlement of those affected (family, community and reconstructions); 4) As of this date, Cáritas Brasileira will attach to the records of those affected the instrument of refusal of inspection, or the reason why such inspection was not carried out. For previous registrations, the defendant companies, through the Renova Foundation, may request the instrument of refusal of inspection or the reason why such inspection was not carried out, directly to Cáritas Brasileira, which will have a period of fifteen (15) days for the answer; 5) The Public Prosecution Office presented the following agenda for the next hearing: Analysis of the milestone and negotiations for the new family nuclei.

A hearing was held on August 6, 2019, it was stated that 1) The Public Prosecution Office informed the defendant companies of the result of the Meeting of those affected, of the change in the location of the Bento Rodrigues collective resettlement ETE, in accordance with proposal "10", under the terms of the SEMAD representative; 2) Cáritas must deliver the list of those affected who wish to relocate or readjust the lots of the Bento Rodrigues collective resettlement by September 5, 2019, directly to the Renova Foundation, without prejudice to the addition of those affected who are identified later; 3) The defendant companies must submit, at the next hearing, a counterproposal of an agreement related to the resettlement of those affected, addressing the change in the location of the ETE; 4) The Public Prosecution Office suggested as the agenda for the next hearing, the milestone for creation of new family nuclei.

A hearing was held on September 17, 2019, it was stated that 1) The matter regarding the reallocation or readjustment of Bento Rodrigues collective resettlement lots will be discussed at a specific hearing, with individual analysis of the cases presented by Caritas Brasileira. 2) Those affected will analyze the proposal submitted by the defendant companies with regard to compensation for missing, tested area and slope for families in the collective resettlement of Bento Rodrigues and Paracatu, and must submit a response until the next hearing; 3) Those affected will analyze the proposal submitted by the defendant companies regarding the deadline for completion of the resettlement of the communities of Bento Rodrigues and Paracatu and family resettlement, and must submit a response by the next hearing; 4) The defendant companies undertake to assess and submit a response to the proposal for compensation and conversion related to family resettlement, within fifteen (15) days, in the case records and directly to the Public Prosecution Office.

On October 8, 2019, Samarco commented on item 4 indicated at the hearing held on September 17, 2019, striving to set the compensation and conversion criteria under the terms set out by the Renova Foundation, in line with the terms of the agreed resettlement guidelines and with the applicable civil legislation, within the principles of reasonableness.

On October 22, 2019, Samarco clarified the situation and destination of one of the resettlement plots, as determined at the hearing, and the relevant clarifications were provided on the list of alleged dissatisfactions with collective resettlement plots.

On October 29, 2019, a decision was rendered rejecting the ratification of the “Instrument of Entry and Awareness of Rights at the Extrajudicial Negotiation Phase (Fne)" and the “Instrument of Repentance" submitted by the MPMG, which in turn filed motion for clarification on November 13, 2019.

On January 15, 2020, the Renova Foundation informed and confirmed the payment of the indemnities by judicial deposit to the incapacitated affected parties.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The amount in dispute, as filed by the MPMG, is R$2.000.000.000,00. The terms of the agreement, however, are illiquid, which makes it difficult to specify the exact figures involved.

As a result of the proceeding, individual and collective judgments were sent to the same Court.

Notes	Not applicable.

10) Case no. 0273073-38.2015.8.13.0105
Court	5th Civil Court of Governador Valadares – TJMG
Instance	Trial Court
Date of filing	Dec 28, 2015
Parties to the proceeding	MP-MG (“Plaintiff”) and Samarco, Vale, Serviço Autônomo de Água and Esgoto (“SAAE”, and, jointly with Samarco and Vale, “Defendants”)
Amounts, goods or rights involved	Value attributed to the claim by the Plaintiff of R$1,000,000.00. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts

On 23 de December 23, 2015, o MP-MG filed a civil lawsuit aiming at the conviction of the Defendants (i) to submit a management plan for the solid residues from the water treatment stations in the municipality of Governador Valadares, with the adequate final destination of those residues; as well as (ii) to abstain from allocating, in any way, residues from the water treatment in any water course or in natura, until the implementation of the management plan.

On December 25, 2015, there was a judgment granting the motioned preliminary injunction, establishing that the Defendants should submit a solid residues management plan on water treatment stations of the Municipality of Governador Valadares and that those should abstain to allocate residues from the water treatment in any water course in natura or in opencast until the implementation and operationalization of the mentioned plan, establishing a daily fine in the event of non-compliance and establishing the reversion of the burden of proof.

Against this decision, Samarco and Vale filed an interlocutory appeal, which was granted a partial supersedeas.

On January 29, 2016, Vale filed the answer alleging being legitimate party to be on the passive pole of the complaint, since SAAE is the single responsible for the public supply of water in Governador Valadares. Owing to this, it moved for the extinction of the suit, without appreciation of merits, owing to the lack of interest of action by the Plaintiff. Considering the hypothesis of non-extinction of the suit without resolution of merits, Vale also moved for the judgment of the inappropriateness of the moves formulated in the complaint; besides the conviction of the Plaintiff to pay award of costs and attorneys’ fees.

On February 22, 2016, SAAE filed a motion for the judgment of inappropriateness of the suit, so that the obligation to give final destination to the mud extracted after the water treatment be attributed to Vale and Samarco.

On May 05, 2016, o MP-MG filed impeachment to the answers submitted by the defendants.

On May 17, 2016, there was an order subpoenaing the defendants to indicate the evidences they intend to produce.

On July 05, 2016, Vale, Samarco and BHPB filed a motion in the records for the production of additional documentary and expert evidences.

On September 30, 2016, Samarco filed a motion into the records for the submittal of the suit to the 12nd Federal Court of Belo Horizonte.

On November 1, 2016, the appellate decision was included in the records, accepting the injunction of non-jurisdiction of the 5th Civil Court of the County of Governador Valadares, ordering the remittance of the records to the 12th Federal Court of Belo Horizonte. Then, the MP-MG was granted permission to see the records.

On December 05, 2016, the MP-MG filed a motion for the pursuance of the feat, since the appellate decision that accepted the injunction of non-jurisdiction has not been res judicata.

On March 27, 2017, the appellate decision was included into the records regarding the interlocutory appeal no. 0040043-83.2016.8.13.0000, filed by VALE, accepting the injunction mentioned, to order the submittal of the records to the 12th Federal Court of the Judicial District of Belo Horizonte.

On May 31, 2017, SAMARCO motioned for the submittal of the records to the Federal Court, notwithstanding the granting of supersedeas to the special appeal submitted by the Public Prosecution Office, motioning for the amendment of the appellate decision that recognized the jurisdiction of the 12th Federal Court of Belo Horizonte to judge the suit.

On March 23, 2018, there was an order granting the motion for production of expert evidence.

On August 8, 2018, an order was issued that appointed the expert.

On March 13, 2019, an order was issued, determining the remittance of the case records to the 12th Federal Court.

Chance of loss	Possible
Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company

The Public Prosecution Office alleges that the accident of the Fundão dam impacted directly the water supply in the Municipality of Governador Valadares and intends to perform a continuous evaluation of the drinkability of the water supplied in that locality.

The action is still in a very initial stage in order to evaluate the impacts. Notwithstanding the above, the Company also considers the suit relevant on account of the subject discussed.

Notes	Not applicable.

11) Case no. 1:15-cv-09539
Court	Nova York Federal Court
Instance	United States District Court for the Southern District of New York
Date of filing	December 07, 2015 (First Complaint) and 04/29/2016 (“Amended Complaint”).
Parties to the proceeding	Alameda County Employees’ Retirement Association and Orange County Employees Retirement System (“Plaintiffs”) and Vale S.A., Murilo Pinto de Oliveira Ferreira, Luciano Siani Pires and Gerd Peter Poppinga (“Defendants”).
Values, assets or rights involved.	The plaintiffs did not specify the values of the alleged damages. The Parties are awaiting final approval of an agreement on the total amount of twenty-five million American dollars (US$25,000,000.00) for dismissal of the action.
Main facts

Vale and some of its executives were considered defendants in class actions referring to securities before the New York Federal Court, moved by investors holding American Depositary Receipts issued by Vale, base of the American federal law on securities (U.S. federal securities laws). In legal suits it is alleged that Vale made false and deceitful affidavits or did not divulge the risks and dangers of the operations of the Fundão dam of Samarco and the adequacy of the related programs and procedures. The plaintiffs did not specify a value for the alleged damages, in these suits, they have only motioned for the conviction of the defendants in reimbursing the damages suffered, which shall be calculated during the expertise evaluation stage.

On March 7, 2016, the relevant judge in class actions related to securities ordered the consolidation of those actions and assigned lead plaintiffs and attorney.

On April 29, 2016, the leading plaintiffs of the action motioned for a complaint amended and consolidated, which shall be the initial motion in the suit.

On July 25, 2016, Vale filed a motion to dismiss the amended and consolidated motion to dismiss, alleging basically (i) that the cause to ask from the plaintiffs does not justify a Securities Fraud Claim; (ii) that the plaintiffs did not identify which omissions had been perpetrated by the defendants; (iii) that the plaintiffs did not demonstrated malice from the defendants in swindling the market; and (iv) that the plaintiffs did not impute any illicit act to individual defendants.

On March 23, 2017, the Court issued a decision dismissing the suit with respect to most of the claims filed against Vale and the defendant individuals, in addition to judging that all the requests made against the Chief Executive Officer of Vale at the time, Mr. Murilo Ferreira, and concerning the personal liability of control of defendant individuals are extinct. The small part of the suit that remains limited to some declarations regarding the risk mitigation that were part of the Sustainability Report of Vale, in 2013, and isolated declarations regarding Vale’s liability for the rupture of the Fundão Dam, made during a single telephone conference, in November 2015.

On April 06, 2017, a Vale moved for clarifications/reconsideration asking that other motions made by the plaintiffs shall be considered extinct.

On April 07, 2017, a Vale submitted a schedule proposal for the next measures regarding the action. The parties agreed regarding this schedule and, on April 14, 2017 they had a meeting with the judge in order to establish future term dates.

At end of April 2017, the discovery stage began, during which the plaintiffs submitted initial disclosures, asking the submittal of several documents and the referral of persons that may have knowledge of facts or bear documents related to the rupture of the Fundão dam.

On May 05, 2017, Vale submitted its Initial Disclosures, with the referral of persons that might furnish documents or render declarations regarding to facts alleged in the lawsuit.

During the period from August to December 2018, there were 10 depositions of witnesses indicated by the plaintiffs, and the Fact Discovery phase was finalized on December 21, 2018.

On April 15, 2019, there was a mediation session determined by the Court, however, it was not possible to reach an agreement. With that, the phase of production of technical evidence (“Expert Discovery”) began, with the preparation of technical opinions by the experts of the Parties, as well as the testimony of all experts (“Experts depositions”), and this phase ended in October 2019.

On September 27, 2019, the Court denied motion for class certification, without prejudice.

On December 26, 2019, the Court issued a decision stating that the parties had reached the early stages of an agreement.

On February 7, 2020, the parties submitted a request for approval of a proposed settlement.

On February 22, 2020, the Court accepted the proposal submitted by the parties, preliminarily approving the agreement and also ordered a public hearing to be held on June 10, 2020, in which the terms and final approval of the proposed settlement will be discussed.

Chances of loss	The Parties await the final approval of an agreement, in the amount of US$25.0 million, with the resulting dismissal of the action. The value of the agreement was fully advanced and will be fully supported by the insurance company, under the terms of the D&O policy, which is why there was no provision for this amount.
Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company.	Eventual loss could result in financial damages and in the image and reputation of the Company. With the possible final approval of the proposed agreement, the action will be dismissed.
Notes	Not applicable.

12) Case no. 0073114-91.2016.4.01.3800 (former number 0000640-06.2016.8.08.0014)
Court	12th Federal Court of Belo Horizonte (origin: 2nd Civil Court of Colatina – Court of Justice of the State of Espírito Santo)
Instance	Trial Court
Date of filing	Jan 15, 2016
Parties to the proceeding	Public Prosecution Office of the State of Espírito Santo (Plaintiff) ("MP-ES") and Samarco Mineração S.A. ("Samarco"), Vale S.A. ("Company" or "Vale") and BHP Billiton Brasil Ltda. ("BHPB") (together, "Defendants")
Amounts, goods or rights involved	Amount in dispute of R$2,343,560,742.81, as filed by the Plaintiff. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts

On January 15, 2016, the MP-ES filed a public interest civil action seeking the condemnation of Samarco for the payment of diffuse emotional distress, due to the alleged constraints experienced by the population of the municipality of Colatina, due to the failure of the tailings dam in the city by Mariana. For information on this accident, see item 7.9 of this Reference Form.

The plaintiff has filed provisional remedies, through which he intends: (i) to block the amount of R$ 2 billion in the Defendants’ accounts, in order to guarantee future execution; (ii) removal of the fiscal confidentiality of the Defendants; (iii) provision of documentation relevant to the accident; and (iv) communication to the CVM regarding this demand.

In this sense, the MP-ES requested the disregard of the corporate entity of the shareholders of Samarco, claiming that, although there is no evidence that Samarco, owner and operator of the Fundão Dam, is in a state of insolvency, it could happen.

On January 22, 2016, the MP-ES filed an amendment to the complaint, whereby it included as a beneficiary the Municipal Consumer Protection and Defense Fund, in the amount of R$ 2,000,000.00.

On January 19, 2016, Samarco filed a defense whereby it argued that measures to protect those impacted by the accident had already been implemented and that the financial resources were being fully used to remediate the damages caused by the accident. In addition, Samarco argued that provisional remedies were not useful to justify their acceptance, and that, in addition, they could jeopardize additional efforts to mitigate the impacts caused by the accident.

On February 11, 2016, the decision denying the interlocutory relief requested by the MP-ES regarding the freeze of moneys of the defendants was handed down.

On February 17, 2016, the MP-ES filed an interlocutory appeal (“AI") against the decision that denied the provisional remedy, requesting the freezing of R$ 2.0 billion Reais and disregarding of corporate entity of the Defendants, among other measures.

On March 10, 2016, the decision that postponed the analysis of the active effect sought by the MP-ES was issued, so that, before the decision, the Trial Court Judge was notified to provide information, as well as summoned the Defendants to produce a statement.

On March 23, 2016, a decision was pronounced regarding the AI filed by the MP-ES, which maintained the decision that had been appealed. Since it is a decision by the trial court, however, one must await the trial of the appeal by a panel of judges.

On April 19, 2016, Vale filed appellee’s brief to the appeal, requesting its rejection.

On April 25, 2016, Vale filed a defense, requesting the judgment of insufficiency of the plaintiff's claims; in addition to the judgment against the Plaintiff for the payment of legal costs and fees, in the absence of collective emotional distress to be indemnified.

On June 16, 2016, the MP-MG filed an objection to the answers presented by the defendants, reiterating in full the terms of the complaint.

On October 3, 2016, an order was issued, attesting to the existence of a positive conflict of jurisdiction regarding claims related to the dispute, and for this reason, determined the subpoena of the MP-MG for statement on the appellate decision.

On November 04, 2016, a decision was rendered determining the remittance of the case to the 12th Federal Court, in compliance with the appellate decision rendered within the scope of the interlocutory appeal no. 000320103.2016.8.08.0014, filed by the MP-MG, which accepted the preliminary argument of lack of jurisdiction raised by the defendants and ordered the remittance of the case to the 12th Federal Court.

On November 23, 2016, the case was remitted to the 12th Federal Court of Belo Horizonte.

On March 29, 2017, a decision was issued that, considering the homologation decision handed down in proceedings 697586120154013400 and 238630720164013800, suspended the deed until further judicial decision.

In the trial court, the Defendants have already filed a defense, requesting the denial of the claim.

On May 30, 2017, the suspension of the proceeding was determined, in accordance with the decision rendered on March 29, 2017.

On February 13, 2020, after the restart of the proceeding due to the request for copies, the proceeding was once again suspended.
Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The financial impact can reach up to R$ 343,560,742.81, which was the amount in dispute given by the MP-ES. However, it should be emphasized that the suit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages, in the event of loss.
Notes	Not applicable.

13) Case no. 0062888-27.2016.4.01.3800 (old number 0016395-63.2016.8.13.0521)
Court	12th Federal Court of the Judicial District of Belo Horizonte (origin: 2nd Civil Court of the Judicial District of Ponte Nova – Court of Appeals of the State of Minas Gerais ("TJMG")
Instance	Trial Court
Date of filing	Feb 18, 2016
Parties to the proceeding	Public Prosecution Office of the State of Minas Gerais (Plaintiff) (“MP-MG”) and Samarco, Vale and BHP (collectively “Defendants”)
Amounts, goods or rights involved	Amount in dispute of R$696,658,960.41, as filed by the Plaintiff.In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts

On February 17, 2016, the MP-MG filed a public-interest civil action, whereby it intends to order that Defendants adopt certain measures aimed at recovering the damages allegedly caused to the urban environmental heritage of the Municipality of Barra Longa, District of Gesteira and Village of Barretos. The MP-MG intends to determine the compliance, by the Defendants, of generic obligations to do, as well as the preventive constriction of a sum in order to "guarantee" the future performance of measures still unknown.

On February 19, 2016, a decision was rendered by the TJMG, granting the preliminary injunction, in order to (i) partially grant the interlocutory relief determining the fulfillment of the following obligations, under penalty of a daily fine of R$ 500,000.00: (a) of basic, structural and executive projects for the full recovery of impacted public assets, and (b) to carry out works to contain the entire Rio do Carmo river bed in the necessary stretches, (ii) to determine the blockade of R$ 500,000,000.00, and (iii) to determine the submission of an agreement proposal, if any.

On February 18, 2016, Samarco filed a petition, whereby (i) it requested that (a) the case be remitted to the Federal Court, given the lack of jurisdiction of the TJMG to adjudicate the case, (b) the designation of a conciliation hearing between the parties before the examination of a possible preliminary injunction, as well as (ii) it stated that Samarco has already implemented several supporting measures, in addition to the execution of a preliminary commitment instrument with the Federal Prosecution Office and the MP-MG for the creation of a fund, in the amount of R$ 1.0 billion, to repair social and environmental damages resulting from the disaster.

Additionally, in the context of the above-mentioned petition, Samarco already clarified that documents that demonstrate the relevant deposits and guarantees have been provided, in the amount of R$ 2.3 billion, as well as the adoption of measures aimed at repairing alleged social and environmental damages of the Fundão Dam's accident. Furthermore, it argued that the granting of financial constraints could have negative effects on Samarco and on the obligations assumed by it to mitigate the impacts resulting from the rupture of the dam in Mariana. Therefore, it requested the dismissal of the injunction formulated at the initial.

On February 23, 2016, a decision was issued that determined the maintenance of the records in the State Court.

On March 1, 2016, Samarco, on petition, stated its interest in settling on the terms of the claim.

On March 4, 2016, Samarco filed a petition with the purpose of expressing its opinion on the decision that granted the preliminary injunction, in which it stated that it had begun the works for the reconstruction, recovery and repair of the public assets affected by the accident, as well as contracting specialized company, called 3T Construções, to act in this action.

On March 17, 2016, Samarco filed a petition in which it demonstrated the full compliance with the preliminary injunction, and it is certain that all necessary emergency measures are already being executed.

On March 18, 2016, Vale filed a petition for the purpose of evidencing compliance with the preliminary injunction, stating that Samarco hired specialized companies to start the Barra Longa infrastructure reconstruction activities, and the projects are in the elaboration phase.

Against the injunction, Vale, BHP and Samarco filed an interlocutory appeal, to which supersedeas was granted.

On April 8, 2016, Vale filed an answer in order to demonstrate that the measures pleaded by the Plaintiff have already been spontaneously complied with by Samarco. As a result, it requested the dismissal of the case, without prejudice, given the Plaintiff's lack of interest to sue. Considering the hypothesis of the case not being dismissed without solving the merits, Vale also requested the judgment for the defendant of the requests formulated at the initial pleading, by means of the revocation of the granted injunction, in addition to the conviction of the Plaintiff for the payment of attorneys' fees and costs.

On May 11, 2016, the plaintiff challenged the arguments presented by the defendants, reiterating the reasons stated in the initial pleading.

On March 30, 2016, a permit was issued for the withdrawal of the blocked amounts in Samarco’s accounts.

On June 8, 2016, a permit was issued for the withdrawal of the blocked amounts in Vale and BHPB’s accounts.

On June 27, 2016, the parties were summoned to indicate the evidence they intended to produce.

On July 5, 2016, Vale filed a petition stating that it intends to produce oral evidence, complementary documentary evidence, expert evidence and judicial inspection. Similarly, Samarco and BHPB have manifested themselves.

On October 11, 2016, a decision was issued that determined the submission of the case to the 12th Federal Court of Belo Horizonte.

On October 25, 2016, the records were received at the 12th Federal Court of Belo Horizonte.

On March 29, 2017, a decision was published that, considering the homologation decision issued in the scope of cases No. 697586120154013400 and 238630720164013800, suspended the act until further decision.

On July 6, 2017, SAMARCO filed a petition requesting the issuance of a permit to collect the amounts still uncompleted in an account linked to the proceeding.

On September 15, 2017, the permit for the withdrawal of the amounts in favor of SAMARCO was issued.

On March 21, 2018, the proceeding was suspended in accordance with the decision rendered on March 29, 2017.

On February 11, 2020, after the restart of the proceeding due to the request for copies, the proceeding was once again suspended.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The financial impact may reach up to R$696,658,960.41, which was the amount in dispute as determined by the Minas Gerais Public Prosecution Office (MP-MG). It should be noted; however, that no decision on merits has yet been made in respect of the claims made in the case, which makes it difficult to analyze more precisely the losses in the event of loss.
Notes	Not applicable.

14) Public-Interest Civil Action no. 23863-07.2016.4.01.3800
Court	12th Federal Court of Belo Horizonte
Instance	Trial Court
Date of filing	May 03, 2016
Parties to the proceeding	The Federal Prosecution Office (“MPF” or “Plaintiff”) and Samarco, BHPB, Vale, the Union, Minas Gerais and Espírito Santo States, the Brazilian Water Agency (“ANA”), the Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”), the Brazilian Department of Mineral Production (“DNPM”), the Chico Mendes Institute of Biodiversity (“ICMBio”), the Brazilian Indian Foundation (“FUNAI”), the Brazilian Health Surveillance Agency (“ANVISA”), the Brazilian Institute of Historic and Artistic Heritage (“IPHAN”), the Brazilian Bank of Economic and Social Development (“BNDES”), the State Forestry Institute (“IEF”), the Minas Gerais Water Management Institute (“IGAM”), the State Foundation of the Environment (“FEAM”), the Minas Gerais State Institute of Historic and Artistic Heritage (“IEPHA”), the State Institute of Environment and Water Resources (“IEMA”), the Espírito Santo Institute of Agricultural and Forestry Defense (“IDAF”) and the State Agency for Water Resources (“AGERH”) (together, “Defendants”).
Amounts, goods or rights involved	The amount in dispute is R$175,853,091,492.95, as filed by the Plaintiff. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts	On May 03, 2016, the MPF filed a public-interest civil action, through which it requires (i) the adoption of measures aimed at mitigating the social, economic and environmental impacts resulting from the rupture of the Fundão dam, as well as other emergency measures; (ii) judgement against the Defendants for the payment of compensation to the community for the time in which it would have been impossible to enjoy a balanced environment; and (iii) judgement against the Defendants for the payment of collective personal injury. The following are among the requests made: that (i) the Defendants, mutually, within 30 days, deposit in their own private fund, under their own management and inspection by certifying accountant of a specialized company, the initial value of R$ 7,752,600.000,00, which will be intended for the execution of the socio-environmental and socio-economic initial and emergency programs; (ii) the defendant companies, mutually, within 30 days, present adequate bonds in the amount of R$ 155,052,000,000.00; (iii) the defendant companies, mutually, in the event of a blocking or restrictive measure on the values of the fund, pay, within 5 business days, an amount equivalent to the amount blocked, in order to recover the minimum available net balance; (iv) a determination of the prohibition of encumbrance or alienation of the fixed assets of the Defendant companies, and the measure shall include, but not limited to, real estate, mining rights and equity interests held in the national territory; (v) the prohibition of distribution of profits by the defendant companies be ordered, either on the form of dividends, interest on own capital, or any other means; (vi) the judicial blocking of amounts derived from the profits of the companies that have not been distributed to date be ordered; (vii) the defendant companies, mutually and, in a subsidiary manner, the public entities: a) present a plan for the recovery, mitigation and social and environmental compensation of the entire environmental impact occurred as a result of the rupture of the Fundão dam, within 90 days; b) present a plan for the recovery, mitigation, compensation and socioeconomic indemnity of the entire socioeconomic impact occurred as a result of the rupture of the Fundão dam, within 90 days; (viii) the defendant companies and, in a subsidiary manner, the public entities, who pay the expenses and fees of international bodies that may be involved in the definition processes the most appropriate economic, social and environmental reparation measures, especially in the intermediation and interlocution with the affected communities; (ix) the defendant companies start and implement, as soon as the technique permits, the necessary actions to reestablish the environmental balance, restoration of the environment affected by the rupture of the Fundão dam, and recovery, compensation and indemnification for socioeconomic damages, through the programs, projects and actions comprised in the environmental recovery plan of the entire environmental impact and in the socioeconomic recovery plan previously expected and duly approved by the Government, and this obligation must fall mutually between the defendant companies, and in a subsidiary manner to the public entities; (x) the Defendants adopt effective measures capable of permanently interrupting the dragging of mining tailings still retained in the Germano Complex or accumulated on the banks of the Gualaxo do Norte, Carmo and Doce rivers to their water bodies; (xi) the Defendant companies adopt effective measures capable of ensuring the stability and safety of the remaining structures used by Samarco in the city of Mariana and, within 30 days, present: a) proof of the adoption of measures to ensure the stability of the Germano Dam, the Santarém Dam and the other structures remaining in the Fundão (Dykes 2, Sela, Tulipa and Selinha); b) plan of emergency actions to be adopted in case of rupture of structures; c) systematized update of the existing Emergency Action Plan based on a new “Dam Break” study of the Germano Dam, Santarém Dam and other remaining structures of Fundão; d) improvement of the roads indicated for the displacement of the population potentially affected in the event of a new rupture, including by paving the expected escape route for the population of Barra Longa, which connects this municipality to that of Ponte Nova (MG); (xi) the companies, within 10 days, submit a detailed plan of short-term actions, without harm to the subsequent presentation of a definitive plan, for the management of the tailings from the Fundão dam; (xii) the Defendant companies carry out the environmentally appropriate disposal of mining waste that is removed from the area affected by the rupture of the Fundão dam, with its introduction into another production chain; (xiii) the defendant companies, within 10 days, submit a detailed short-term action plan, without harm to the presentation of a subsequent definitive plan, for emergency actions for revegetation, reforestation and restoration of permanent preservation areas; (xiv) the defendant companies present, within 60 days, a preliminary diagnosis of all permanent preservation areas degraded along the marginal riverbanks of the Doce River Hydrographic Basin and, based on the diagnosis, elaborate a plan of emergency actions of its full recovery; (xvi) the defendant companies, within 30 days, initiate the execution of a plan of emergency actions for the recovery and conservation of the aquatic fauna, which must contain at least the following lines of action: a) schedule of actions for temporary restocking of affected native species; b) measures to support entities that have conserved specimens collected in the Arca de Noé Operation for the conservation of genetic material and the development of research; (xvii) that, within 30 days, the defendant companies submit and initiate the execution of a plan of emergency actions for the recovery of cultural assets of material nature and preservation of the cultural heritage of the districts of Bento Rodrigues, Paracatu de Baixo and Gesteira, as well as the Municipality of Barra Longa, following at least the following parameters: a) development and implementation, through authorized professionals, of archaeological project of the affected sites; b) dissemination of the scientific knowledge already produced regarding the archaeological heritage of the affected region, which access and continuation of research was made unfeasible by the changes in relief caused by the rupture; c) execution of works of recovery of the affected cultural heritage, preferably by means of school-sites that favor the use and training of local labor; d) actions for the rescue, the generational transmission and the promotion of the cultural activities of the communities, such as parties and celebrations, traditional knowledge and techniques, workmanship and cooking; (xviii) to the defendant companies that, within 30 days, complete the process of registration of all those affected, considering for this purpose all entities, individual or legal, and communities that have suffered material or immaterial impacts as a result of the rupture of the Fundão dam, located in the municipalities bathed by the Doce, Gualaxo do Norte, Carmo Rivers, Santarém creek and estuarine, coastal and marine areas between the municipalities of São Mateus (ES) and Aracruz (ES), among others.

According to MPF's request, the values indicated therein were not determined by reason of Samarco's dam accident, but by an unsubstantiated comparison of oil spills in the Gulf of Mexico.

On May 9, 2016, the records were withdrawn by the Office of the General Counsel for the Federal Government, for statement purposes. Then, the Federal Government filed for the denial of the preliminary injunction claims.

On June 03, 2016, a petition was filed by BHPB without prejudice to the filing of an answer within the legal term, requesting the denial of the MPF's preliminary injunctions without first hearing the defendants. It was basically alleged: (i) the absence of periculum in mora (danger of delay); (ii) the absence of fumus boni iuris (appearance of truth); and (iii) the existence of significant reverse risk.

On June 21, 2016, the State of Minas Gerais filed a petition requesting the denial of the claims for interlocutory relief made by plaintiff and requesting the dismissal of the case without prejudice due to the lack of interest in the suit by the MPF.

In July 2016, the Court excluded all government authorities and BNDES as defendants in this proceeding. In addition to it, the decision postponed the examination of preliminary injunctions for after the preliminary conciliation hearing and gave Samarco a notice to clarify, within 30 days, the issue of containment of the mud carried by the rains, specifying the emergency measures to be adopted.

On July 26, 2016, a decision was rendered granting the motion for clarification from MPF to institute a fine of R$ 150,000.00 against defendants on the ground of failure to comply with the preliminary injunction.

On August 10, 2016, Samarco filed a petition stating that it would comply with the preliminary injunction and take all necessary measures to reinforce the remaining structures, in addition to the containment and management of the Fundão tailings. However, it stated that, given the complexity of the necessary measures, the definitive solutions take time, so that it would be unreasonable to comply with the MPF's preliminary injunction requesting that the defendants be ordered to pay a fine and to dredge and dry the tailings existing in the region.

In September 2016, a preliminary conciliation hearing was held.

On October 05, 2016, a hearing was held among the parties and their lawyers to determine how to hire the firms specialized in expert evidence. Moreover, the compensation program developed by the companies was submitted and will be assessed by the MPF. A new meeting was held on October 28, 2016, in which the same topics were addressed.

On November 11, 2016, a decision was rendered shifting the burden of proof and notifying the experts to submit their fee proposals. In addition to it, the decision gave the defendants notice to file their defenses.

In January 2017, Samarco, Vale and BHPB entered into two preliminary agreements with the Federal Prosecution Office regarding this public-interest civil action and the public-interest civil action under No. 0023863-07.2016.4.01.3800 filed by the Brazilian government and others.

The Preliminary Consent Decree I, already partially ratified, has the purpose of defining the procedures and the negotiation schedule for the execution of a final consent decree, expected to occur by June 30, 2017. This Preliminary Consent Decree I creates the basis for the conciliation of two public-interest civil actions that seek to establish socio-economic and socio-environmental reparations and compensations for the impacts of the rupture of the Fundão Dam: (i) the Public-Interest Civil Action No. 0023863-07.2016.4.01.3800, filed by the MPF (the amount indicated by plaintiff of R$ 155 billion), and (ii) the Public-Interest Civil Action No. 0069758-61.2015.4.01.3400, filed by the Federal Government, by the States of Minas Gerais and Espírito Santo, and other government officials (R$ 20.2 billion).

Both actions are pending before the 12th Federal Court of the Judicial District of Belo Horizonte.

The Preliminary Consent Decree I further provides: (a) the hiring of "experts" chosen by the MPF and paid for by the companies to perform a diagnosis and monitor the progress of the 41 programs of the TTAC signed on March 2, 2016 between the companies, the Federal Government and the governments of Minas Gerais and Espírito Santo and other governmental authorities; and (b) the holding of at least 11 public hearings by April 15, 2017, 5 being in Minas Gerais, 3 in Espírito Santo, and the others in the indigenous lands of Krenak, Comboios and Caieiras Velhas, with the purpose of allowing the participation of the communities in the definition of the content of the final consent decree.

Additionally, a second Preliminary Consent Decree was executed, which establishes a timetable for the availability of funds for the programs of reparation of the socio-economic and socio-environmental damages caused by the failure of the Fundão Dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, worth R$ 200 million ("Preliminary Consent Decree II"). This Preliminary Consent Decree II was ratified by the Judge of 12th Federal Court on March 23, 2017.

On January 24, 2017, Vale filed an interlocutory appeal against the decision that shifted the burden of proof, alleging, among other things, the inapplicability of the precautionary principle to the case, violation of the principle of legality, and the inconsistency of the shifting of the burden to the hypothesis.

On January 26, 2017, a decision was rendered suspending the course of the procedural deadline for the deposit of R$ 1.2 billion and opened a five-day deadline for the plaintiffs to express their opinion on the Preliminary Consent Decree I, executed between the defendants and the MPF.

On March 16, 2017, a decision was rendered which (i) partially ratified the Preliminary Consent Decree I and II, determining the suspension of the case until further judicial resolution, (ii) accepted, for the time being, the guarantees provided for in the Preliminary Consent Decree I, with the caveat that they do not replace or modify the preliminary injunction order for cash deposit.

On May 15, 2017, a joint petition was filed by the defendants, requiring an additional 30 days to define the entity that will carry out the socio-economic diagnosis of those affected.

On May 15, 2017, a decision was rendered granting the delay of the term required by the defendants.

On June 13, 2017, a petition of the defendants was inserted in the record requesting an additional 30 days to conclude the negotiations on the definition of the company that will carry out the socio-economic diagnosis, upon which the Federal Prosecution Office agreed by means of a petition filed on June 26, 2017.

On July 6, 2017, a joint petition of Samarco, Vale and BHP was filed requesting the extension of the term of suspension of the case until October 30, 2017.

On July 17, 2017, a decision was rendered which (i) reiterated the suspension of the case to safeguard the term for objecting to the Federal Prosecution Office's answer, and (ii) failed to examine the request filed by the Public Defender's Office for the Federal Government, towards joining the suit, as it will be the object of deliberation in the record of the ACP (Public-Interest Civil Action) of R$20 billion.

On August 28, 2017, a petition was filed by the Municipality of Mariana requesting its acceptance as an assistant co-party or, alternatively, as a simple assistant.

On October 31, 2017, a decision was rendered which, by granting the request submitted by Samarco, Vale, BHP and the Federal Prosecution Office, ratified a partial amendment to the Preliminary Consent Decree, granting the deadline until November 16, 2017 for the submission of the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Consent Decree and of the confirmatory decision dated March 16, 2017.

On November 20, 2017, a decision was rendered which, by granting a request submitted by Samarco, Vale, BHP and the Federal Prosecution Office, ratified a partial amendment to the Preliminary Consent Decree, granting the deadline until April 20, 2018 for the submission of the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Consent Decree and of the confirmatory decision dated March 16, 2017.

On April 24, 2018, Samarco, Vale and BHP filed a petition, requesting authorization to hire the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the breaking of the Fundão Dam.

On May 3, 2018, a decision was rendered authorizing the hiring of the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the breaking of the Fundão Dam.

On May 4, 2018, Samarco filed a motion for clarification on the decision that authorized the hiring of the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the breaking of the Fundão Dam, so that a material mistake could be remedied, clarifying that it will act as technical assistant to the Federal Prosecution Office.

On May 8, 2018, a decision was rendered granting the motion for clarification filed by Samarco, to clarify that the Getúlio Vargas Foundation will act as technical assistant to the Federal Prosecution Office.

Currently, the parties remain in negotiations for the final consent decree, and the action is suspended until June 25, 2018, prevailing the effects of the decision rendered on March 16, 2017.

On August 31, 2018, a joint decision was issued that (i) deemed the phase of the acquaintance of ACP No. O069758-61.2015.340O extinct, pursuant to article 487, item III, "b" and Article 354; both of the CPC; so that it may have its juridical and legal effects; (ii) suspended ACP No. 0023863-07.2016.4.01.3800 in relation to applications not contemplated in the Term of Conduct Adjustment (TAC Governance) and Amendment to the Preliminary Adjustment Agreement - which is intended to adjust the provisions of the TAP in what concerns the activities related to the socioeconomic axis, allowing the socioeconomic diagnosis and the contracting of the technical advisory services to the affected people -, duly homologated; (iii) immediately suspended ACP No. 0023863-07.2016.4.01.3800, until the MPF and the companies, by mutual agreement, define the remaining requests, submitting them to the deliberation of this judgment. Against this decision, a clarification request was made regarding the adequacy of the TAP and its amendment. This request for clarification was received as a statement of objection only with respect to that part of the judgment that is the subject of the request for clarification.

On September 24, 2018, a decision was issued determining the drawing up of a certificate of res judicata and suspension of this Public Civil Action.

On September 27, 2018, a decision was issued that (i) denied the request for intervention of the Municipality of Ponte Nova as amicus curiae or joint litigant, (ii) denied the request of the Federal Government Public Defender’s Office ("DPU”) to enter the suit as a party, allowing only its admission in the deed as amicus curiae, (iii) denied the request of the Municipality of Mariana to join the proceedings as a simple assistant or joint litigant, (iv) denied the request for intervention by the Bar Association as amicus curiae, (v) dismissed the request for intervention of the Municipality of Ouro Preto for admission to the event by means of anomalous intervention, (vi) rejected the request for intervention from the Group of Socio-environmental Studies and Research GEPSA HOMA Centro de Direitos Humanos and Companies of ORGANON Núcleo de Estudo Pesquisa e Extensão em Mobilizações Sociais and Extensão Política Economia Mineração Ambiente e Sociedade POEMAS as amicus curiae, (vii) denied the request for intervention of the Municipality of Anchieta to join in the act by means of anomalous intervention, (viii) denied the request for suspension of the effects of the decision until the judgment of the requests now ready and devoid. The decision also emphasized that the additive interpretative legal reservations imposed by the court remain valid and determined the summons of other procedural interested parties for demonstration within the legal term of the motions for clarification. Finally, the institutional adhesion of the Prosecution Office of the State of Espírito Santo, the DPU of the Office of the Public Defender of the State of Minas Gerais and the Office of the Public Defender of the State of Espírito Santo to the Preliminary Adjustment Term (TAP) was homologated, so that it makes the legal effects. Following and in fulfillment of the decision of sheets 13884, it was determined the suspension of this suit until further judicial deliberation.

On November 14, 2018, a joint petition was filed requesting a 90-day extension for the completion of the work and adjustment of the Renova Foundation Statute.

On December 5, 2018, the proceeding was suspended.

Then, digitalization of the records is certified.

On March 09, 2020, Vale entered a petition in the records, requiring authorization to enter into agreements and finance teaching programs and courses, provided by FGV, to company employees.

On April 01, 2020, the MPF expressed its opinion reiterating the terms of the decision rendered on April 6, 2018, which determined that the defendants should make available all the material included in the database of the Ombudsman's Office of the Renova Foundation.

On April 27, 2020, the MPF reiterated the terms of the statement dated April 1, 2020 and reported that the restriction to data that the Renova Foundation has imposed on experts is not just limited to access to data from dashboards, but also to all information necessary to carry out the monitoring and diagnosis of the damage caused by the failure of the Fundão dam.
Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The amount in dispute given by the MPF is R$ 155,052,000,000.00. It should be noted that a decision on the merits of the claims made in the application has not yet been issued, which makes it difficult to analyze more precisely the losses in the event of loss.
Notes	Not applicable.

15) Case no. 16-CV-8800
Court	New York Federal Court
Instance	United States District Court for the Southern District of New York
Filed on	March 6, 2017
Parties	Holders of debt securities issued by Samarco Mineração S.A. (“Plaintiffs”), and Samarco, Vale and BHPB (collectively, “Defendants”)
Involved values, assets or rights	Amount to be assessed during the pre-trial phase, if the appeal from the Plaintiffs is granted.
Main facts

In March 2017, the Plaintiffs filed a collective action claiming indemnification for alleged violations of bond laws and other credits related to the purchase and sale of debt securities issued by Samarco.

The Plaintiffs claim that Vale would have made false and misleading representations or omitted disclosures on the risks and hazards of the operations at Samarco’s Fundão dam and the adjustment of related programs and procedures.

After the failure of the Fundão dam that took place in November 2015, the Plaintiff state that the bonds sustained a severe devaluation, so that the investors who had mistakenly purchased them should be indemnified.

On April 4, 2017, the Plaintiffs filed a petition voluntarily waiving any suits that had been raised against individual Defendants.

On June 26, 2017, Vale and the other Defendants collectively filed a motion to dismiss the suit.

On August 1, 2017, the motion to dismiss was disputed by the Plaintiffs.

On August 31, 2017, Vale and the other Defendants collectively filed a counter-defense against the dispute filed by the Plaintiffs.

In March 2018, the Judge handed down a decision that rendered the motion to dismiss as extinct without prejudice, and determined that the Plaintiffs should submit an amendment of the complaint. The Plaintiffs have already submitted the amendment and on April 30, 2018 the judge defined a new schedule for the lawsuit, according to which a new motion to dismiss should be submitted on May 21, 2018 against the group of Defendants. On May 21, 2018 the Defendants submitted a motion to dismiss.

On October 5, 2018, there was a special hearing with the Judge, in which the parties presented verbal arguments on the case.

In June 2019, the Judge dismissed the case, accepting the motion to dismiss submitted by the Defendants.

On December 2019, the plaintiff submitted a protest informing that the decision would be appealed.

On March 10, 2020, the Author filed his reasons for appeal.

On March 20, 2020, the Defendants jointly submitted a petition to the Court of Appeals for the Second Circuit, requesting that June 8, 2020 is defined as the final date for joint submission of the answer brief for appeal, which was accepted by the Court of Appeals and this date was defined as the final date for action response of the Court of Appeals which is, therefore, in course at the moment of submitting this Reference Form.

Chances of loss	Possible
Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company	An ultimately unfavorable decision in the lawsuit could cause financial losses to the Company, as well as damage to its image.

Notes	Not applicable.

16) Case no. 0033942-91.2016.8.13.0400
Court	1st Civil Court of Mariana/MG
Instance	Trial Court
Filed on	September 28, 2016
Parties	Public Prosecutor’s Office of the State of Minas Gerais (Plaintiff) (“MP-MG”) and Samarco, Vale and BHP (“Defendants”)
Involved values, assets or rights	Amount in dispute of R$1,546,286.55, as filed by the Plaintiff. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts

On August 29, 2016, the Public Prosecutor’s Office of the State of Minas Gerais filed this public civil action claiming that the suspension of Samarco’s activities might have prevented the City of Mariana from receiving the Financial Compensation for the Exploitation of Mineral Resources — “CEFEM”, which proceeds would be usually destined to health and education expenditures. This is the reason why it asks for the Defendants to be preliminarily required to make a monthly payment to the Government of the City of Mariana in the amount of R$ 1,394,308.39, corresponding to the monthly average amount of the City’s revenue from Samarco’s activities.

On September 12, 2017, a decision was handed down rejecting the temporary restraining order requested by the Public Prosecutor’s Office of the State of Minas Gerais.

Against that decision, the Public Prosecutor’s Office lodged a bill of review, the temporary restraining order of which was rejected (case no. 0766492-37.2016.8.13.0000)

On December 6, 2017, Samarco filed an objection stating that Public Prosecutor’s Office’s request was unreasonable, since the Public Prosecutor’s Office was not entitled to do so. Moreover, Samarco states that the payment of such compensation is not due, since its operations have been stopped.

On August 31, 2017, Vale submitted its objection, where it requested the litigation to be extinct, since the Public Prosecutor’s Office is not entitled to claim any ownership rights inherent to the City of Mariana; and the requests to be judged with prejudice, as the payment of a compensation would not be applicable given the suspension of Samarco’s operations.

On November 7, 2017, an order was handed down summoning the parties and asking them to point out any questions of fact and law that they regarded as relevant to the judgment of the case.

On November 20, 2017, the petitions were filed in accordance with the order dated November 7, 2017.

On April 2, 2019, the records were sent to the 12th federal court of BH.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The financial impact may reach R$1,546,286.55, which was the amount in dispute as determined by the Minas Gerais Public Prosecution Office (MP-MG). However, it should be emphasized that the suit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages, in the event of loss.
Notes	Not applicable.

17) Case no. 0019601-77.2017.4.01.3800 (formerly case no. 0041994-76.2016.8.13.0400)
Court	12th Federal Court of Belo Horizonte/MG
Instance	Trial Court
Filed on	October 26, 2016
Parties	Public Prosecutor’s Office of the State of Minas Gerais (Plaintiff) (“MP-MG”) and Samarco, Vale and BHP (“Defendants”)
Involved values, assets or rights	The amount in dispute is R$165,968,116.41. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts	On October 26, 2016, the Public Prosecutor’s Office of the State of Minas Gerais filed this public civil action in an attempt to have VALE, SAMARCO and BHP sentenced to recover any damages allegedly caused to speleological assets, such as shelters, grottoes, and caves.

On November 22, 2016, the pre-trial conference was held; however, the parties failed to reach an agreement.

On February 8, 2017, SAMARCO filed its opposition asking for the lawsuit to be dismissed, as virtually all of the cavities identified by the Plaintiff as challenged are not legally protected. As for the other points, SAMARCO demonstrated the lack of evidence of the alleged damages as claimed by the Plaintiff. Moreover, Samarco asked the records to be sent to the 12th Federal Court, given the interest of the Federal Government in this litigation.

On February 16, 2017, the oppositions submitted by VALE and BHP were adjoined, both of which requested the lawsuit to be dismissed.

On April 7, 2017, the case records were definitely sent back to the 12th Federal Court of Belo Horizonte.

On September 6, 2017, an order was published granting the MPF access to the records, so that the MPF could submit its position on its entitlement to file this lawsuit.

On October 30, 2017, an order was published determining a stay of proceedings considering the decision handed down in cases no. 23863-07.2016.4.01.3800 and no. 69758-61.2015.4.01.3400.

On February 7, 2018, the suspension of the suit was determined, in accordance with the decision rendered on September 6, 2017.

On January 23, 2020, after access to the case records for copies was allowed, the case records were once again suspended.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The financial impact may reach R$150,000,000.00, which was the amount in dispute as determined by the MP-MG. It should be noted; however, that the lawsuit is still at a very early stage, which makes it difficult to analyze damages more precisely in the event of loss.
Notes	Not applicable.

18) Case no. 1009492-23.2017.4.01.3400
Court	22nd Federal Court of the Federal District Chapter
Instance	Trial Court
Date of filing	Aug 9, 2017
Parties to the proceeding	Max Mauran Pantoja da Costa, Antonio Augusto de Miranda e Souza, Ronaldo Tedesco Vilardo, Silvio Sinedino Pinheiro, and Délvio Joaquim Lopes de Brito as the Plaintiffs, and Vale S.A., Valepar S.A., Banco Nacional do Desenvolvimento Econômico e Social – BNDES, BNDES Participações S.A. – BNDESPAR, Fundação dos Economiários Federais – FUNCEF, Fundação Petrobrás de Seguridade – PETROS, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and the Federal Government, as the Defendants.
Amounts, assets or rights involved.	Invaluable amount.
Main facts

This citizen suit was filed by some FUNCEF executives and oil workers against Vale, Valepar, BNDES, BNDESPAR, the Federal Government, FUNCEF, PETROS and PREVI, with a request for an injunction, so that a suspension would be granted for: i) the conversion of Vale preferred shares into common stocks; ii) the extinction of the existing control block; iii) the merger of Valepar into Vale; and iv) all other acts and resolutions made at the Special General Meeting held on June 27, 2017, where the acts required for Vale to have access to the B3 Novo Mercado were approved. As for the merits, the annulment of said General Meeting was requested pursuant to the allegation that Vale’s new corporate structure and its access to the New Market would cause damage and losses to the Federal Government and the respective entities and controlled companies.

The injunction was rejected by the Court and as no appeal was lodged against it, it is now stabilized.

On January 22, Vale, on its own behalf and as a successor to Valepar, objected to the action. The other defendants then submitted their defenses.

On December 18, 2018, PREVI joined the lawsuit, requesting conformation in the process, since it was not yet mentioned. The plaintiffs did not file a counter-defense to the answers submitted by the Defendants, which was certified by the notary office.

On April 12, 2019, the Federal Public Prosecution Office filed a request with the Court to issue an official letter to the CVM, to inform the stage of Case no. 19957.006030/2017-13 before this agency, which addresses the object of this citizen suit, being the purpose of said administrative proceeding to ascertain alleged irregularities “in the process of resolution of the statutory bodies of Litel Participações S.A., Valepar S.A., and Vale S.A.”.

On July 4, 2019, the CVM responded to the Official Letter required by the MPF, informing about the stage of Proceeding no. 19957.006030/2017-13 and demonstrating that the investigation report stated that it was not possible, based on the plaintiff's statement, "to reach the conclusion that there was undue external interference in the process that decided for the Corporate Restructuring of the Company".

We inform that, according to the contact made by the Company with the CVM, said administrative proceeding is closed.

On October 18, 2019, after CVM's response to the aforementioned administrative proceeding before this Agency, the MPF submitted a statement to the Court giving its opinion on the judgment of the case in the state it is in, with the dismissal the plaintiff's request.

On March 23, 2020, a decision was rendered ordering the parties to make a statement on the opinion of the Federal Prosecution Office (MPF).

On May 21, 2020, Vale filled a petition, reiterating the defense arguments, and reinforcing the understanding of the MPF, so that the action is dismissed.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	The lack of success in such lawsuit may cause relevant financial and reputational losses to the Company.
Notes	Not applicable.

19) Case no. 0024916-76.2013.8.08.0024
Court	10th Civil Court of Vitória/ES
Instance	Appellate court
Date of filing	April 20, 2005 (Labor Court) and July 10, 2013 (State Court)
Parties to the proceeding	Sindfer – Union of Railway Company Workers of the States of Espírito Santo and Minas Gerais X Vale S.A. and Fundação Vale do Rio Doce de Seguridade Social – Valia
Involved values, assets or rights	Value of the matter in controversy as attributed by the Union is R$ 18,000.00. The amount involved, according to an analysis of the Company as of December 31, 2019 was R$ 1,297,010,617.88.
Main facts

This lawsuit was filed on April 20, 2005 with the Labor Court under no. 0045300-92.2005.5.17.0007, where the Union appeared as a procedural representative and the substituted parties were workers admitted before April 30, 2005 who continued with a valid employment relationship. In this action, the workers claim that at their admission they automatically adhered to the Private Retirement Plan maintained by Vale with VALIA, whereby they regarded such plan as an integral part of their employment agreement for all legal purposes.

In this action, the workers claim:

• The nullity of the agreement regarding the migration from the Valia Supplementary Retirement Plan to Vale Mais, with a return to the previous plan;

• That the Defendants should be ordered to maintain all the conditions and advantages of the existing plan when each of the workers was admitted, provided that any more beneficial conditions that may have occurred after the migration are preserved;

• That the Defendants should be ordered to proceed with the collection of any differences in contributions in favor of Fundação Valia since the date of the undue migration to the Vale Mais Plan, namely from 05.01.2000 until the date of the actual full payment, as well as with the collection of any amounts to establish the mathematical reserve, in accordance with the rules in force at the admission of each of the workers, duly adjusted;

• Indemnification for pain and suffering to be paid to each worker, in an amount equal to 10 basic wages earned by such worker, plus any legal advantages as in force at the time when the lawsuit was initiated; and

• Payment of any differences related to any benefits that may have been granted after this action was filed and as granted under the Vale Mais Plan rules.

On October 8, 2010, the sentence dismissing the action was published. The Union and Plaintiff lodged an appeal against the first-instance judgment and, on November 12, 2011, a court decision was published admitting the ordinary appeal lodged by the Plaintiff and, as for the merits, the appeal was partially granted so as to admit the preliminary allegation claiming non-adjudication based on the lack of analysis and judgment of the request for pain and suffering; as well as it partially accepted the preliminary allegation of nullity of the judgment based on the curtailment of the right of defense to declare the nullity of the judgment and determine that the court records should return to the court of origin, in order to resume the pre-trial phase.

After the records were returned to the court of origin, a new pre-trial phase began with expert evidence proceedings. However, on March 18, 2013 a new first-instance decision was handed down, where the judge understood that, as the lawsuit involved a complementary allowance to the retirement plan from a non-profit retirement entity, based on the interpretation of the Brazilian Supreme Court - STF, Labor Courts would not have material jurisdiction, which is granted to the State Courts.

After the parties were summoned, no appeals were lodged, and the case was sent ex officio on July 8, 2013 to the State Court of Vitória/ES under no. 0024916-76.2013.8.08.0024. Then, the judgment dismissing the claim was handed down. The Union and Plaintiff lodged an appeal and we filed our answer brief. At the session held on March 13, 2018, the lodged appeals were judged so as to unanimously accept VALIA’s Consolidated Appeal to declare the forfeiture of the request for nullity of the migration to the Vale Mais Plan, considering the expiration of the deadline for filing an action. The plaintiffs have filed motion for clarification, which was not heard.

On February 7, 2019, the Plaintiffs interposed a Special Appeal and Vale submitted its answer brief on August 19, 2019. On October 18, 2019, the sentence dismissing the Special Appeal was published.

Chances of loss	Remote
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The relevance of the action is due to the adjusted amount of the remote loss forecast (as of December 31, 2019), that is, R$ 1,297,010,617.88.
Notes	Not applicable.

20) Case no. 5010709-36.2019.8.13.0024 (ACP 5026408-67.2019.8.13.0024)
Court	2nd Court of the Public Treasury and Government Agencies of the Judicial District of Belo Horizonte
Instance	Trial Court
Filed on	January 25, 2019
Parties	State of Minas Gerais v. Vale S.A.
Involved values, assets or rights

The amount attributed to the case was R$20,000,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

The amount in dispute, adjusted for inflation until December 31, 2019, was R$20,644,456,000.00.

Main facts

It is an interlocutory relief in advance, later amended to change into a Public-Interest Civil Action, proposed by the State of Minas Gerais against Vale S.A. due to the failure of tailings dam I of the Córrego do Feijão Mine in Brumadinho, and the damages caused to the environment and to the victims, aiming at the integral reparation for the environmental and socioeconomic damages resulting from the damaging event.

An injunction was granted on January 25, 2019 to determine the unavailability and freezing of R$1,000,000,000.00 of Vale S.A. or any of its subsidiaries; as well as the execution of several emergency measures and the submission, within 48 hours, of the detailed report on the measures already taken; follow the general protocols for accidents of this nature in order to stop the volume of tailings and mud launched by the failure of the dam, informing weekly the activities carried out and the results obtained to the court and to the competent authorities; mapping of the different resilience potentials of the affected area, observing the thickness of the mud cap, granulometry and the pH of the material, in addition to the possible concentration of heavy materials; prevent the waste from contaminating sources of riverheads and water capture, as indicated by the DNPM, reporting on the initiatives adopted; to control the proliferation of synanthropic species (rats, cockroaches etc.) and vectors of diseases transmissible to humans and animals close to homes and communities by themselves or by a duly hired specialist.

There was an amendment to the complaint on January 25, 2019. Several court-appointed hearings were held, opportunities in which different agreements were executed between Vale and the plaintiffs, such as, for example, emergency payment for those affected, a procedure to reimburse State expenses, a work suggested by COPASA for water capture in the Paraopeba River in a different location from the current one, clearance of R$500,000,000.00 previously freezed.

The judgment that granted the injunction on January 25, 2019 was challenged by an interlocutory appeal, to which the grant of supersedeas was denied. Subsequently, the interlocutory appeal was partially provided, in order to determine that the amount deposited in court (R$ 500 million) is used only in cases of prior consent from the parties or a court decision. The appellate decision became final and unappealable on February 10, 2020.

On February 20, 2019, a conciliation hearing was held, in which the parties entered into the Preliminary Agreement for emergency payment to those affected. In these terms, Vale undertook to advance the indemnification of 1 minimum monthly wage for all adults, as well as 50% of this amount for adolescents and 25% for children: (a) all persons registered in the city of Brumadinho, up to the date of the failure of the Dam; (b) residents up to 1 km from the Paraopeba river bed, from Brumadinho to the city of Pompéu, at the Retiro Baixo dam.

On March 07, 2019, the parties entered into an “Agreement of Procedures for the Reimbursement and Supply of Emergency Measures to the State of Minas Gerais” In this context, Vale has undertaken to reimburse the State's expenses with the remedial measures due to the failure of the dam, and contract services and provide equipment for any necessary measures.

On April 04, 2019, the TAC Pará de Minas as ratified, which provides for the preparation, the costing, and performance of the project and works for the construction of new systems of intake and supply of untreated water, suitable and sufficient to ensure at least flow of 284 liters per second, as a minimum, to be made available at the existing water treatment plant, located in Pará de Minas, in replacement of the abstraction that was made at Paraopeba River.

Subsequently, at a hearing held on May 9, 2019, Vale agreed to carry out at its expense new water intake from the Paraopeba River, indicated by COPASA, 12 km above the entity's current point of abstraction. In addition, the issuance of a R$ 500 million release permit was determined, by replacing this amount with a performance bond.

A pretrial decision was rendered at a hearing held on July 9, 19, in which the merits were partially judged, considering the other requests made in the statements of claim, and granted the replacement of half the frozen amount with performance bond, i.e. R$ 5 billion, as R$ 500 million had already been released.

Then, the Public Prosecution Office and Vale filed interlocutory appeals. The former has not yet been judged on the merits, on the other hand, the latter has not been heard, which is why an internal appeal was filed by Vale.

The technical advisory services chosen by the community were approved, with the participation of the Public Prosecution Office, namely, AEDAS (Regions 1 and 2), NACAB (Region 3), and Instituto Guaicuy (Regions 4 and 5), at the hearings of May 21, 2019 and July 8, 2019.

TAC COPASA was also signed on July 8, 2019, for the purposes of monitoring AECOM on compliance with measures aimed at restoring water abstraction by COPASA for the Metropolitan Region of Belo Horizonte and other municipalities affected by the rupture. Two amendments to the instrument were subsequently approved, on September 24, 2019 and October 24, 2019.

On November 21, 2019, the instrument signed between the parties was ratified at the hearing, with the intervention of AECOM, IGAM and MPF, for monitoring of water management of the Paraopeba River.

On November 28, 2019, a decision was rendered at a hearing that ratified the agreement signed by the parties, through which they agreed on a new emergency payment to certain people affected by the failure of the Brumadinho dam.

On March 5, 2020, a conciliation hearing was held in which, among other issues, the working conditions of the technical advisors, such as deadline and scope, and technical audit, were agreed upon. With regard to this decision, the Company filed a motion for clarification, which was partially provided.

Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the State of Minas Gerais, the Prosecution Office of Minas Gerais and the Public Defender’s Office, aiming at adopting remedial measures to environmental and socioeconomic damages, due to the tailings arising from the failure of Dams I, IV and IV-A of the Feijão Mine Complex, and losing the lawsuit may cause significant financial losses to the Company.
Notes	Not applicable.

21) Case no. 5044954-73.2019.8.13.0024
Court	2nd Court of the Public Treasury and Government Agencies of Belo Horizonte
Instance	Trial Court
Filed on	January 25, 2019
Parties	Prosecution Office of the State of Minas Gerais v. Vale S.A.
Involved values, assets or rights	The amount attributed to the case was R$5,000,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.
Main facts

It is a interlocutory relief lawsuit in an antecedent character, to defend the Environment, proposed by the Prosecution Office of Minas Gerais against Vale SA, due to the failure of dams I, IV and IV-A, which are part of the Mining Complex in Córrego do Feijão, located in the municipality of Brumadinho.

A judgment was rendered on January 26, 2019, determining: (a) the adoption of all necessary measures to guarantee the stability of dam VI of the Feijão Mine Complex; (b) presentation of reports, every 6 hours or in the shortest time necessary, to SEMAD, the State Civil Defense and that of the municipalities at risk and the Fire Department on the measures being taken and the situation whether Dam VI is stable or not; (c) freezing of amounts found in Vale’s accounts in amounts not lower than 5 billion, to guarantee only emergency measures. In case there is no available balance, it was requested the unavailability of automobiles through Renajud and real estate through dispatch of official letters to the registers of deeds of Belo Horizonte and Brumadinho.

Subsequently, the interlocutory appeal was partially provided, in order to determine that the amount deposited in court (R$ 500 million) is used only in cases of prior consent from the parties or a court decision. The appellate decision became final and unappealable on February 10, 2020.

On February 20, 2019, the parties entered into the Preliminary Agreement for emergency payment to those affected. In these terms, Vale undertook to advance the indemnification of 1 minimum monthly wage for all adults, as well as 50% of this amount for adolescents and 25% for children: (a) all persons registered in the city of Brumadinho, up to the date of the failure of the Dam; (b) residents up to 1 km from the Paraopeba river bed, from Brumadinho to the city of Pompéu, at the Retiro Baixo dam.

In this context, several agreements have been signed, ratified in court, with efforts to mitigate the impacts caused by the rupture of Dam I.

A pretrial decision was rendered at a hearing held on September 9, 2019, in which the merits were partially judged, and granted the replacement of half the frozen amount with performance bond, i.e. R$ 5 billion, as R$ 500 million had already been released.

Then, the Public Prosecution Office and Vale filed interlocutory appeals. The former has not yet been judged on the merits, on the other hand, the latter has not been heard, which is why an internal appeal was filed by Vale.

Ratification of the technical advisories chosen by the community, with the Public

Prosecution Office, namely, AEDAS (Regions 1 and 2), NACAB (Region 3), and Instituto Guaicuy (Regions 4 and 5); however, the work plans are still being analyzed.

On November 28, 2019, a decision was rendered at a hearing that ratified the agreement signed by the parties, through which they agreed on a new emergency payment.

Oral evidence was produced, and witnesses were heard. The production of expert evidence was determined, and the Federal University of Minas Gerais - UFMG was appointed as the court expert.

On March 23, 2020, a decision was rendered that did not accept the Motion for Clarification for omission pointed out by the MPMG and for contradiction pointed out by Vale, regarding the initial term and amount to be paid to technical assistants. The omission pointed out by Vale was partially accepted, which is why it was allowed that any amount not used in the month could be deducted from subsequent transfers. Vale's request was accepted and the transfer of R$ 48,000,000.00 was determined to the accounts indicated in the petition of the plaintiffs with cash available to the court. The transfer of the amount of R$ 6,099,371.28 to the Checking Account defined by the Court was determined, and rendering of accounts should be included in the case records after the use of funds.

On March 31, 2020, a decision was issued authorizing the release of R$ 500 million by EMG, as an advance of indemnity for the damages indicated in the Sentence in partial judgment of the merits, handed down on July 10, 2019.

Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Prosecution Office due to the failure of Dams I, IV and IV-A of the Feijão Mine Complex, and losing the lawsuit may cause significant financial losses to the Company.
Notes	Interlocutory Appeal 0130955-24.2019.8.13.0000, filed against a decision that determined Vale to deposit the remaining amount of R$3,495,971,337.12 within 12 hours. On February 2, 2019, a decision was rendered rejecting the grant for supersedeas.

22) Case no. 5012680-56.2019.8.13.0024
Court	66th Court of the Public Treasury and Government Agencies of the Judicial District of Belo Horizonte.
Instance	Trial Court
Filed on	January 30, 2019
Parties	Network of Non-Governmental Organizations of the Atlantic Rainforest (“RMA”) v. Vale S.A.
Involved values, assets or rights	The amount attributed to the case was R$30,000,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.
Main facts

It is a public civil lawsuit, which object is the indemnification for collective moral damages in the amount of R$30,000,000,000.00 and individual moral damages in the amounts of R$1,000,000.00 or R$500,000.00, depending on the severity of the damage. In addition, it requires the indemnification for property damage.

Proceeding suspended since March 11, 2019 until the trial of case no. 5010709-36.2019.8.13.0024. Proceeding assigned to the 2nd Court of the Public Treasury and Government Agencies of the Judicial District of Belo Horizonte, due to the termination of the judiciary unit.

In addition, there is a writ of mandamus filed against the decision of the court of the 6th Court of the Public Treasury and Government Agencies of Belo Horizonte, current 2nd Court of Public Treasury, which determined the suspension of the proceeding due to the previous pending lawsuit proposed by the State of Minas Gerais. Having the injunction requested under a writ of mandamus been rejected, the RMA filed an internal interlocutory appeal, an ordinary and special appeal. The internal appeal was not heard and the special appeal was dismissed. The ordinary appeal is pending judgment.

Chances of loss	Possible.

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the lawsuits stems from the fact that it is a public civil lawsuit filed by the Network of Non-Governmental Organizations of the Atlantic Rainforest aiming at the indemnification for collective and individual moral damage, and losing the lawsuit may cause significant financial losses to the Company.
Notes	Not applicable

23) Case no. 5000045-50.2019.8.13.0054
Court	Sole Court of the Jurisdictional District of Barão de Cocais
Instance	Trial Court
Filed on	Feb 25, 2019
Parties	Prosecution Office of Minas Gerais (“MPMG”), Public Defender’s Office of the State of Minas Gerais and Vale S.A.
Involved values, assets or rights	The amount in dispute was R$ 20,000.00, however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic nature. A request was granted for freezing in the amount of R$ 3,000,000,000.00, which adjusted for inflation until December 31, 2019, amounted to R$3,085,560,300.00.
Main facts

The generating fact of this lawsuit was the evacuation carried out by Vale at the dawn on February 8, 2019, determined by the National Mining Agency, of approximately 500 residents of the communities of Socorro, Tabuleiro, Piteiras and Vila Congo, all located in the Municipality of Barão de Cocais, downstream of the dam of the Gongo Soco Mine.

It is a Provisional Remedy in Antecedent Character with an Injunction Request in defense of the human rights of environmental refugees arising from the evacuation and those who suffered material and moral damages due to the risk of faliure of the tailings dam located in the municipality of Barão de Cocais.

On February 25, 2019, an injunction was filed seeking compensation for the damages caused as a result of the aforementioned evacuation.

An interlocutory appeal was filed by Vale against the decision, rendered on February 26 and March 1, 2019 (correcting a material error in the previous one), which partially granted the interlocutory relief requested in the statement of claim, with partial supersedeas to the appeal having been granted, to suspend the order to freeze R$ 3 billion.

After the filing of a petition by the MPMG, informing the risk of rupture of the Sul Superior Dam, a new preliminary decision was issued on March 25, 2019, determining the adoption of a series of measures to mitigate the damage deriving from the evacuation of the area. Then, the Company filed a new interlocutory appeal, which was also granted supersedeas, to override the part of the decision that determined the hiring of an entity to provide technical advisory to residents of Barão de Cocais and indemnify the residents of ZSS.

Interlocutory appeals were filed by the Public Prosecution Office, and another by the Federal Public Prosecution Office against the interlocutory decision, on July 17, 2019, which only partially granted the required preliminary measures. The interlocutory appeal by the Federal Public Prosecution Office was not heard, on the grounds that the body was an illegitimate party to the filing of the appeal, as it appears in the action only as amicus curiae.

In the main case records, the TAC signed between Vale, the Labor Prosecution Office, and the Public Prosecution Office of Minas Gerais was approved, with the dismissal of part of the requests contained in the statement of claim.

The proceeding is currently at its evidentiary stage.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Prosecution Office and by the Public Defender’s Office of the State of Minas Gerais, aiming at the reparation and adoption of measures in case of failure of the Gongo Soco dam, and losing the lawsuit may cause significant financial losses to the Company.
Notes	Not applicable.

24) Case no. 5027434-03.2019.8.13.0024
Court	17th Civil Court of the Court District Belo Horizonte

Instance	Trial Court
Filed on	February 26, 2019
Parties	Interstate Commission for the Defense of Human Rights and Citizenship - CIDDHC and Vale S.A.
Involved values, assets or rights	The amount in dispute was R$8,710,000,000.00; however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic nature. The amount adjusted on December 31, 2019 was equivalent to R$20,570,402,000.00.
Main facts

Public Civil Lawsuit of obligation to do c/c reparation for collective moral damages and request for interlocutory relief. It requires the intensification of the search and rescue of the bodies of the victims of the accident in the Córrego do Feijão dam.

On May 12, 2019, Vale filed a petition requesting the rejection of the injunction requests.

On May 25, 2019, Vale filed a new petition, in addition to the previous one, requesting the extinction of the deed.

On April 15, 2019, the Prosecution Office produced an opinion affirming that the jurisdiction for judgment of the lawsuit is of the District of Brumadinho.

On April 22, 2019, a decision was rendered determining the summons of the parties to manifest on the opinion of the Prosecution Office. Vale has already presented its manifestation.

On June 5, 2019, a CIDDHC petition was filed requesting the granting of interlocutory relief.

On June 17, 2019, a decision was rendered declining jurisdiction, determining the reassignment of the case to the judicial district of Brumadinho.

On August 9, 2019, a certificate was issued certifying the lack of statement by the plaintiff and the first defendant.

On August 13, 2019, a petition was filed informing the decision of the interlocutory appeal.

On September 5, 2019, a petition was filed reinstating the request for the granting of interlocutory relief, and on November 10, 2019, a judgment was handed down dismissing the case without resolution of merit, due to the CIDDHC’s lack of standing to sue. In addition, the defendants' lack of standing to be sued and lis alibi pendens with other public-interest civil actions were recognized.

On December 10, 2019, CIDDHC filed an appeal, and on February 11, 2020, Vale filed its answer brief to the appeal.

On February 18, 2020, an order was issued upholding the decision and ordering the case records to be sent to the Court of Justice.

On March 4, 2020, a res judicata certificate was attached to the case records of the decision that did not hear the Interlocutory Appeal filed against the decision to decline jurisdiction.

On March 30th, Samarco added its answer brief to the appeal, and on April 1st, BHP added its answer brief to the appeal.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the CIDDHC, aiming at a reparation and the adoption of measures due to the failure of Dams B1, BIV and BIV-A, and losing the lawsuit may cause significant financial losses the company.
Notes	Not applicable.

25) Case no. 5000430-27.2019.8.13.0400
Court	1st Civil, Criminal and Juvenile Court of the District of Mariana
Instance	Trial Court
Filed on	March 7, 2019
Parties	Prosecution Office (“MPMG”) and VALE S.A.

Involved values, assets or rights	The amount attributed to the case was R$10,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.
Main facts

It is a Public Civil Action with a preliminary injunction filed by the MPMG against Vale S/A, which objective is to hold the company responsible for the damages caused to the population of Mariana/MG, due to the situation in which the BR-356 is, with the implementation of a “STOP AND GO" system, due to the elevation of the risk of the “Vargem Grande” tailings dam to level 2.

Agreement homologated in a hearing on April 16, 2019.

Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Considering the execution of the Conduct Adjustment Agreement - TAC and that Vale has been implementing the measures established therein, eventual impacts are of low economic potential, and losing the lawsuit may cause significant financial losses to the Company.
Notes	Not applicable.

26) Case no. 5000901-97.2019.8.13.0188
Court	2nd Civil Court of the Court District of Nova Lima
Instance	Trial Court
Filed on	March 14, 2019
Parties	Prosecution Office, Public Defender’s Office of the State of Minas Gerais and Vale S.A.
Involved values, assets or rights	The amount in dispute was R$ 2,000,000,000.00; however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic nature. Said amount adjusted for inflation on December 31, 2019 was R$2,045,992,000.00.
Main facts

It is a provisional remedy in advance with an injunction request in defense of the human rights of people who were evacuated, and those who, in any way, suffered material and moral damages due to the raised level of emergency of dam B3/B4, located in the District of São Sebastião das Águas Claras - Nova Lima - MG.

On March 15, 2019, a preliminary injunction granting the interlocutory relief requested by the MPMG was issued, determining the freezing of R$1 billion, in addition to the adoption of several measures. Against this decision, Vale filed an interlocutory appeal, which supersedeas was fully granted. Motion for clarification was filed by the Public Defender’s Office against the decision that granted supersedeas, which was rejected on June 4, 2019.

Negative conflict of jurisdiction has arisen due to the reassignment of the appeal by the Appellate Judge. The conflict was accepted, and the jurisdiction of the Appellate Judge was determined.

An interlocutory appeal was filed by the Public Defender’s Office against the trial court decision, given the partial granting of the preliminary injunctions, whose request for attribution of supersedeas was denied. On July 01, 2019, an amendment to the statement of claim of the Public Prosecution Office was filed.

Then, on July 2, 2019, a new preliminary decision was issued regarding the requests made in the amendment.

A new interlocutory appeal was filed by Vale against this decision, which also had its supersedeas granted on August 9, 2019. As a result, all obligations imposed in said decision were suspended, except for the payment of food voucher and the cost of food, lodging and transportation for the evacuees. The motion for clarification filed by Vale in this regard was dismissed on September 20, 2019.

An internal interlocutory appeal was filed by the Public Prosecution Office, aiming at amending the supersedeas granted to the preliminary decision. On February 13, 2020, Vale filed its answer brief.

The appeals were pending judgment of the conflict of jurisdiction. After the decision, the parties were notified to present their reply briefs to the appeals.

The parties jointly petitioned, on March 20, 2020, requesting the replacement of the food vouchers provided to those affected with payment, due to the emergency situation of COVID-19. After judicial approval; however, the Public Defender’s Office filed a motion for clarification, claiming that the Judge did not observe the situation of economic reduction due to the coronavirus when granting the reduction in the amount to be paid to those affected. For this reason, it requires again the granting of the measure presented by the agency, that is, bank deposit without reduction in the amounts. As of the date of this Reference Form, such decision was still pending judgment.
Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Prosecution Office and by the Public Defender’s Office of the State of Minas Gerais, aiming at the reparation and adoption of measures in case of failure of the B3/B4 dam, and losing the lawsuit may cause significant financial losses to the Company.
Notes	Not applicable

27) Case no. 5036049-79.2019.8.13.0024
Court	2nd Court of the Public Treasury and Government Agencies of the Judicial District of Belo Horizonte
Instance	Trial Court
Filed on	March 21, /2019
Parties	Association of Servants of the Fire Department and Military Police of the State of Minas Gerais - ASCOBOM/MG v. Vale S.A. and the State of Minas Gerais
Involved values, assets or rights	The amount attributed to the case was R$100,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.
Main facts

It is a public civil lawsuit managed by the Association, aiming at the protection of all the military firefighters who worked in the search and rescue activities in the city of Brumadinho, due to the environmental tragedy.

Still without the appraisal of the preliminary injunction, the State of Minas Gerais requested the referral of the case records to the 6th Court of Public Treasury and Government Agencies of the Judicial District of Belo Horizonte, current 2nd Court of Public Treasury, so that the preliminary injunction could be considered in conjunction with the decisions of public-interest civil actions no. 5046408-67.2019.8.13.0024 and no. 5026408-67.2019.8.13.0024. The request was accepted on September 9, 2019 and the case records were sent to the 6th Court of Public Treasury and Government Agencies of Belo Horizonte, current 2nd Court of Public Treasury.

Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Association, aiming at the protection of all the military firefighters who worked in the search and rescue activities in the city of Brumadinho, due to the environmental tragedy, and losing the lawsuit may cause significant financial losses to the Company.
Notes	Not applicable.

28) Case no. 1:19-cv-526-RJD-SJB
Court	New York Federal Court
Instance	United States District Court for the Eastern District of New York
Filed on	January 28, 2019 (First Complaint) and 10/25/2019 (“Amended Complaint”).
Parties	Colleges of Applied Arts and Technology Pensions Plan (“Authors”) e Vale S.A., Murilo Ferreira, Fabio Schvartsman, Luciano Siani, Peter Poppinga and Luis Eduardo Osorio (“Defendants”).
Involved values, assets or rights	The plaintiffs did not specify the values of the alleged damages.
Main facts

Vale and some of its current and former executives were considered defendants in class actions referring to securities before the New York Federal Court, moved by investors holding American Depositary Receipts issued by Vale, base of the American federal law on securities (U.S. federal securities laws). In legal suits it is alleged that Vale made false and deceitful affidavits or did not divulge the risks and dangers of the operations of Barragem I and the adequacy of the related programs and procedures. The authors did not specify a value for the alleged damages, in these suits, they have only motioned for the conviction of the defendants in reimbursing the damages suffered, which shall be calculated during the expertise evaluation stage.

On May 13, 2019, the Judge of the District Court of the East District of New York City decided on the consolidation of these suits and assigned the lead plaintiff for the case and respective attorney.

On October 25, 2019, the lead plaintiff of the action filed an initial complaint amended and consolidated, which shall be the statement of claim in the suit.

On December 13, 2019, Vale filed an opposition to the amended and consolidated motion to dismiss, alleging basically (i) that the cause to ask from the plaintiff does not justify a Securities Fraud Claim; (ii) that the plaintiff did not identify which omissions had been perpetrated by the defendants nor demonstrated that the alleged false statements were, in fact, false at the time in which they were published; (iii) that the plaintiff did not demonstrate malice from the defendants in swindling the market; and (iv) that the plaintiff did not demonstrate any causality nexus between the initial allegations and alleged damages which may have authorized any claims for compensation. The individual defendants were still not formally mentioned and, therefore, the defense was submitted only on behalf of the Company, and individual defendants must consolidate their defenses in a timely manner.

On January 31, 2020, the Plaintiff filed an Opposition to the Motion to Dismiss from Vale.

On February 21, 2020, Vale filed a counter-defense to the opposition.

On May 20, 2020, the Court issued a decision partially rejecting the preliminary defense presented by Vale (Motion to Dismiss), and dismissing the action as only related to some of the plaintiff's allegations.

In this sense, part of the preliminary allegations (Statements) cited by the Plaintiff were upheld by the Court's decision, and, with that, the action will proceed to the phase of producing evidence (Discovery), still without a term defined by the Court.

Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Possible loss could result in financial damages and in the image and reputation of the Company.
Notes	Not applicable.

29) Case no. 5002549-18.2019.8.13.0090
Court	1st Civil, Criminal and Juvenile Court of the District of Brumadinho
Instance	Trial Court
Filed on	Oct 17, 2019
Parties	Prosecution Office of the State of Minas Gerais (“MPMG”)
Involved values, assets or rights	The amount attributed to the case was 30.004.900.000,00.
Main facts	MPMG filed a lawsuit against Vale, based on Brazilian Law n. Lei nº 12.846/2013, as, according to the understanding of the Prosecution Office, Vale, through the actions of its employees, hindered inspection activities by Public Agencies in the Mining Complex of Córrego do Feijão, where the BI Dam was located, thus rendering the Company liable for liability based on the administrative and civil sanctions provided for in articles 6 and 19 of the aforementioned Law. The responsible court granted, on May 26, 2020, a preliminary request from the MPMG, determining the presentation, by the Company, of guarantees in the total amount of R $ 7,931,887,500.00, within 10 (ten) days. Vale will file an interlocutory appeal against the decision handed down.
Chances of loss	Remote.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the action stems from the fact that it is a Responsibility Action filed by the State Public Ministry of MG, based on Law 12.846 / 2013.
Notes	Not applicable.

(iv) Environmental

As of December 31, 2019, the amount of R $ 43 million was provisioned in the Company's consolidated financial statements to cover probable losses from environmental proceedings.

The tables below contain an individual description of the environmental lawsuits regarded as relevant for the businesses of the Company and/or its controlled companies.

1) Case no. 0317.02.002974-8
Court	2nd Civil Court of the Judicial District of Itabira - Minas Gerais
Instance	Trial court
Date of filing	Sep 26, /1996
Parties to the proceeding	Government of the City of Itabira (Plaintiff) and Vale (Defendant)
Involved values, assets or rights	R$ 6,568,561,270.33 As at December 31, 2019.
Main facts

The city of Itabira claims indemnification for the expenditures it might have incurred with public services rendered as a consequence of Vale’s mining operations.

The proceeding was suspended on that occasion, as it awaited the trial of a writ of mandamus filed by Vale so that a favorable evidence produced in another proceeding be used in this proceeding (item 2 below).

In January 2012, the writ of mandamus was judged to the detriment of Vale. However, this proceeding remained suspended at that time, since the first-instance court had not yet received any information from the Court of Justice of Minas Gerais related to the judgment of the writ of mandamus. The parties filed a joint petition on March 12, 2013 asking for the action to be put in abeyance until an agreement was reached.

On March 27, 2014, the proceedings were stayed by an agreement between the parties, but it was later resumed as the parties failed to reach an agreement.

On November 19, 2015 an order was published asking the City of Itabira to inform of the judgment of the writ of mandamus.

On March 29, 2016, the City of Itabira informed that Writ of Mandamus no. 1.0000.07.465984-8/000 was denied and summoned the already appointed Expert to produce an expert testimony.

On June 12, 2017, the subpoena of the municipality of Itabira was determined to express its opinion on the proposal of fees, under penalty of debarment of the evidence.

On November 20, 2017, the records of the municipality of Itabira were received, in which the author requested the appointment of a conciliation hearing, with the purpose of reaching a composition between the parties.

On June 11, 2018, the records were handed over to the Attorney General's Office and returned on June 20, 2018.

On August 15, 2018, the records were closed for the procedural order.

On October 14, 2019, a settlement hearing among the parties was held, but no settlement was reached. Awaiting the case recovery and eventual expert evidence.

Chances of loss	Total amount split between a possible loss (15%) and remote loss (85%).
Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company

An occasional unfavorable decision in the lawsuit would cause significant financial losses to the Company, but there is no risk that the operations might stop.

Considering that the purpose of the public civil action is declaratory in nature, there is no way to estimate, a priori, the total economic value involved in the cause.

Notes	Not applicable.

2) Case no. 0317.02.007032-0
Court	1st Civil Court of the Judicial District of Itabira - Minas Gerais
Instance	Trial court
Filed on	Aug 22, 1996
Parties to the proceeding	Government of the City of Itabira (Plaintiff) and Vale (Defendant)
Involved values, assets or rights	R$ 5,672,529,620.42 (as of December 31, 2019).
Main facts

The action initiated by the City of Itabira, in the State of Minas Gerais, claiming that the operations in the iron mines at Itabira caused environmental and social damages and demanding the restoration of the location and the conduction of environmental recovery programs in the region. An expert examined was made for this action and the expert report jointly issued by the Brazilian Environment and Natural Resources Institute (“IBAMA”) and the State Environment Foundation (“FEAM”) was favorable to Vale. However, the City requested new expert evidence to be produced, which was accepted by the judge. For this purpose, a multidisciplinary from the Lavras Federal University was designated. On November 6, 2012 a conciliation hearing was held, where the request for staying the proceedings until May 6, 2013 was accepted so that the parties would try to reach an agreement. Considering the expiry of the stay term, the City was summoned to express its opinion on the amount of the expert’s fees. In February 2014, the City of Itabira submitted its declaration regarding the proposal of expert’s fees and asked the amount of R$1,604,000.00 to be reviewed, considering that the City may provide some inputs, such as accommodations, meals and the plants, maps or sketches.

On May 7, 2015 a judicial order was published summoning the appointed expert to express himself and inform on the possibility of reducing the expert’s fees within ten (10) days. On January 19, 2016, the declaration petition was filed by Vale, which confirmed that the expert examination to be prepared for this action had been requested by the City of Itabira and, for that reason, the Company is not responsible for paying the expert’s fees, in accordance with Article 33 of the Brazilian Code of Civil Procedure. 33 do Case Code. On February 15, 2016 it was informed that the deadline for the Plaintiff—the City of Itabira—for filing its declaration had expired without any declaration being submitted. On June 6, 2016 another expert was appointed to replace the former one and the presentation of the respective fees is still pending. On January 30, 2017 the case records were sent to the City Treasury Attorney’s Office. On January 30, 2018, the records were prepared for a judicial order.

On June 11, 2018, the records were handed over to the Itabira Municipal Tax Attorney and returned on June 20, 2018, with a request for a conciliation hearing.

On February 14, 2019, a conciliation hearing was held. Vale expressed interest in conciliating, which resulted in the suspension of the proceeding until the technical report was joined in the records of Public Civil Action No. 0029771-40.2002.8.13.0317, at which time Vale will meet with the municipality and the Public Prosecutor to try to conciliate.

On February 22, 2019, a certificate was attached to the file, attesting the distribution dates of the lawsuits in which the municipality of Itabira and the company are held, and have cause for request and similar request.

On March 23, 2019, the case was suspended by judicial decision.

On August 23, 2019, the decision was given determining the suspension of the case until the report is attached to the case 0317.02.0029977-1.

Chances of loss	Total amount as split between a possible loss (7%) and a remote loss (93%).
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

An occasional unfavorable decision in the lawsuit would cause significant financial losses to the Company, but there is no risk that the operations might stop.

Considering that the purpose of the public civil action is declaratory in nature, there is no way to estimate, a priori, the total economic value involved in the cause.

Notes	Not applicable.

3) Case no. 26.295.47.2012.4.3700
Court	8th Federal Court of São Luís - Maranhão
Instance	Trial Court
Filed on	July 22, 2012
Parties	Sociedade Maranhense de Direitos Humanos, Conselho Indigenista Missionário (CIMI), Centro de Cultura Negra do Maranhão - CNN (Plaintiffs) and IBAMA and VALE (Defendants).
Involved values, assets or rights	Invaluable.
Main facts	The aim of a public civil action is to suspend the licensing process for the expansion of the Carajás railway. For that purpose, the Plaintiffs claim that the environmental licenses granted by IBAMA were based on an environmental study that was insufficient to characterize – globally - the impacts caused by the works, in addition to fragmenting the environmental licenses in order to replace the company’s obligation with the environmental compensation due as a consequence of the installation of the site. Finally, after some criticism against the required licensing model, the Plaintiffs required a declaration of invalidity of the licensing process.

In July 2012, the court granted the requested injunction by determining the suspension of all the building works and operations related to the expansion of the Carajás railway. Both Vale and IBAMA lodged appeals (bills of review) intending to revert the judicial decision, as well as submitted to the President of the TRF (Regional Federal Court) of the 1st Region (DF) a request for an injunction suspension by claiming (i) the risk of serious, irreversible economic losses that might occur if said injunction remained in force, as well as (ii) the fact that the environmental study prepared by Vale fully complied with CONAMA Resolution 237, so that there was no justification for the Plaintiff’s request related to the risk of a serious social and environmental unbalance. The request for suspension was accepted by the President of the TRF of the 1st Region and the Plaintiffs lodged an appeal against that decision. However, they were not successful in it and the decision in favor of Vale was maintained.

At the first instance, both Vale and IBAMA submitted their defenses claiming (a) the regularity of the licensing process, (b) that the study clearly defined all the diagnoses as to the impacts on the areas and communities under direct or indirect influence of the works (including traditional communities), and (c) the need for respecting the competence and technical discretion of IBAMA to conduct and complete the environmental study. In a recent decision, a federal judge has accepted the Federal Public Defender’s request to become a Plaintiff in the action. Vale lodged an appeal against that decision, which was in line with the opinion issued by the Federal Prosecutor Office (“MPF”), by stating that the Public Defender’s Office lacked legitimacy to appear in the action. The appealed decision was maintained, and the succession term was re-established for the Public Defender’s Office, IBAMA and VALE to submit their oppositions. The Public Defender’s Office corroborated the annulment of the Licensing and IBAMA was requested to submit new information on the operation of the railway and how the families would be removed from the area. After IBAMA declaration on August 12, 2014, the records were sent to the judge’s analysis. The injunction was rejected on September 15, 2014, and the State of Pará stated that it had no interest in the lawsuit. On February 27, 2015, an order was published informing the beginning of the term for Vale to submit its declaration on the licensing process produced by IBAMA.

On March 17, 2016 the production of expert evidence was accepted, as requested by Vale, which presented requisites and technical assistants on April 5, 2016.

On December 5, 2016, the MPF filed a petition opposing to the requisites presented by Vale.

On May 23, 2017, the records were prepared for the judge to decide on the acceptance of the requisites presented by Vale and the opposition submitted by the MPF.

The parties are still awaiting the above-mentioned order to be handed down and the requested expert examination to be provided.

The judicial expertise was designated for July 22, 2019, whose scope will be the analysis and verification of regularity of documents and information presented in the process of environmental licensing of the enterprise.

The experts petitioned in the records for an extension of the date for November 14, 2019, and the Judge granted the petition on the same day.

The delivery of the expert report is awaited to this day.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Despite the conclusion of the EFC expansion works, an eventual decision against Vale may affect the licensing process for the EFC expansion, as well as impact VALE’s logistic operations for the implementation of the distribution plan for the production originated from the S11D Project.
Notes	Not applicable.

4) Case no. 0013741-46.2017.8.08.0024
Court	5th State Court of the Treasury, City, Public Registers, Environment and Health
Instance	Trial Court

Filed on	May 25, 2017
Parties	Associação Juntos SOS ES Ambiental (plaintiff) and Vale (defendant)
Involved values, assets or rights	Loss and/or limitation of the right to exploit artesian wells, payment of damages (without liquidation at the complaint), material (without liquidation at the complaint) and moral losses (without liquidation at the complaint) due to the claim of diseases caused by an alleged contamination, as well as the payment of collective moral or material indemnification resulting from an alleged violation of diffuse rights (as liquidated at the complaint in the amount of R$ 11,850,001.19). The value of the litigation is set in R$ 100,000,000.00.
Main facts

This Public Civil Action was filed by the Associação Juntos SOS ES Ambiental against Vale with a preliminary request for an urgent relief and a penalty involving an obligation to act, where the exploitation of artesian wells is question and the contamination of the Greater Vitória aquifers by Vale is claimed, as well as its operation of the Tubarão Complex. The urgency relief was requested for Vale to (i) suspend the exploitation of artesian wells, (ii) take measures to eliminate the alleged contamination of tanks, reservoirs and ponds of its industrial complex, (iii) submit evaluations at all water collection wells, tanks, reservoirs and ponds, (iv) implement an improvement plan for the sanitary treatment systems, (v) submit/execute implementation or expansion projects for high environmental risk undertakings and any other sources of great environmental impact (vi) submit a hydrological study to evaluate water availability and non-impact on the Greater Vitória aquifer, and (vii) submit an authorization for using underground water. The requests for an urgency relief were not granted. As for the merits, the Plaintiff requests that Vale should be sentenced to pay damages, property damages and those resulting from pain and suffering, to those who suffered from any diseases caused by the alleged contamination, as well as to pay an indemnification for personal or property damages, as a consequence of the alleged violation of diffuse rights, in the amount of R$ 10,000,000.00. The amount in controversy is established at R$ 100,000,000.00.

Vale was served process on October 10, 2017, and filed an appeal. The Plaintiff filed an objection to the complaint on January 31, 2019.

On February 6, 2019, a pretrial order was issued that dismissed all preliminary actions argued by Vale and all parties were subpoenaed to submit any evidence discovered.

Vale interposed an interlocutory appeal after this decision, on March 2, 2019. Pending trial.

Chances of loss	Remote.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In an event of a negative outcome, the Company will suffer expressive losses and inestimable damages to its reputation.
Notes	Not applicable.

5) Case no. 0002505-76.2015.4.02.5001
Court	1st Federal Criminal Court of the Federal Justice of Espírito Santo
Instance	Trial Court
Filed on	Dec 4, 2015
Parties	Federal Police of Brazil (Plaintiff) and Vale (Defendant)
Involved values, assets or rights	Suspension of Vale’s operations at Pier II and the Coal Pier at the Port of Tubarão due to potential environmental damages resulting from the fall of iron ore and the emission of particulate materials into the atmosphere and at the marine area around Pier II and the Coal Pier. Incalculable amount.
Main facts	As part of an environmental investigation conducted by the Federal Police, on January 21, 2016, an innominate Provisional Remedy was filed, in which the PF requested the temporary suspension of the exercise of economic activity by Vale and Arcellor in PIER II and Praia Mole, until the implementation of effective measures to combat the emission of pollutants into the air, and the Federal Justice of Espírito Santo ordered the suspension of the Company’s operations at Pier II and the Coal Pier at the Port of Tubarão, due to potential environmental damages resulting from the fall of iron ore and the emission of particulate materials into the atmosphere and at the marine area around Pier II and the Coal Pier. Vale’s operations at Pier II and the Coal Pier at the Port of Tubarão were stopped for four days until the Regional Federal Court of the Second Region (“TRF”) suspended the effects of the injunction. TRF granted Vale 60 days for it to implement certain actions to monitor, control and attenuate the fall of iron ore and the emission of particulate materials into the atmosphere and the ocean. This 60-day term expired on March 25, 2016, and the Company understands that it is compliant with the requirements imposed by the TRF. At the first instance, an expert was appointed by the judge, and both Vale and the Public Attorney’s Office (“MPF”) submitted their requisites. The expert examination determined at the judgment of the writ of injunction began in April 2018.

On July 4, 2016, the TRF confirmed that the effects of the injunction had been suspended and ordered an expert examination to confirm whether Vale had properly implemented the actions to monitor, control and mitigate the release of iron ore at the terminal. Vale lodged an appeal against a portion of the TRF order. However, such action will not impact the performance of such expert examination, which began in April 2018.

As part of this process, the Company may be required to meet certain additional requirements to prevent or mitigate the decrease of iron ore and the emission of particulate matter in the sea and atmosphere or to suspend its activities in the port of Tubarão.

On September 28, 2017, Police Investigation no. 523/2014 (“IPL”), which caused the injunction, was reported and suggested that Vale should be charged. In June 2018, the MPF requested that the Federal Police reopen and continue the investigation.

In September 2018, the Company entered into a Term of Environmental Commitment (“TCA”) with the MPF, the state attorneys general and the environmental and water authority of the State of Espírito Santo (IEMA), under which it agreed to adopt additional measures to control emissions and implement certain measures recommended by the environmental agency of the State of São Paulo (CETESB), which was summed by IEMA to perform due diligence.

The capital expenditures estimated by the Company that are necessary to comply with these measures are of approximately R$1.27 billion.

As a result of the execution of the TCA for the adoption of improvements in the environmental controls of the Tubarão Unit, the MPF requested the provisional filing of Police Inquiry No. 523/2014. It occurs that the court understood that it would not be the case of filing and, according to the provisions of the Code of Criminal Procedure, referred the records for deliberation of the filing by the Federal Public Prosecution Council. This resolution was still pending analysis on the date of this Reference Form.

At the same time, the Experts of the Court delivered the expert report in the proceedings of the Unspecified Injunction Order. Vale will present its response in the records, when the Court may, in due course, decide on new prohibitions in the Tubarão Unit.

The expert report was recorded on March 8, 2019 and Vale filed an objection and comments on June 5, 2019. Documents generated were sent for composition of the records of the Police Investigation 523/2014.

Proceeding archived permanently on October 31, 2019.

Chances of loss	Remote. Proceeding dismissed.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The process was relevant in view that it could may culminate in the interdiction of the port at any point in the process.

In an event of a negative outcome, the Company would suffer expressive losses and inestimable damages to its reputation. However, the process was permanently archived on October 31, 2019.

Notes	After the archiving of the process on October 31, 2019, the innominate Provisional Remedy, the writ of injunction and the IPL dealing with the issue were filed.

6) Case no. 0002383-85.2012.4.01.3905
Court	Federal Court of the Judiciary Subsection of the City of Redenção
Instance	Trial Court
Filed on	May 28, 2012
Parties	Federal Government Attorney’s Office (“MPF” in Portuguese) (plaintiff);

Kakarekré Indigenous Association of Defense of the Xikrin People of the Djudjeko, Tuto Pombo Indigenous Association, Porekro Indigenous Association of Defense of the Xikrin People of the Cateté, Pore Kayapó Indigenous Association, Bayprã Indigenous Association of Defense of the Xikrin People of the Oodja (“Associate Co-plaintiffs”); Vale, National Indian Foundation (“FUNAI”) and the State of Pará (“Defendants”).
Involved values, assets or rights	The value is undefined, taking into consideration that it is a claim involving (i) indemnity value, which will depend on the expert examination for definition, as well as (ii) the request to stop the nickel operations of the Onça Puma Company, in the State of Pará.
Main facts

In 2012, MPF filed a Public Civil Action (“PCA”) against Vale, the State of Pará and FUNAI, pursuing the suspension of the nickel Company operations at the Onça Puma mine, in the State of Pará, due to the alleged impact over the Xikrin of the Cateté and Kayapó indigenous communities located near the mining site. MPF argues (i) that the Company’s operations would be contaminating the waters of the Cateté River which crosses the Xikrin indigenous land (“IL”), (ii) that the Company failed to meet certain conditions originating from the environmental licensing of the Onça Puma mine undertaking and (iii) that the State of Pará should not have granted an environmental license for said undertaking. Additionally, MPF has claimed the payment of indemnity in favor of the Indians and a monthly deposit of the amount of BRL 1.0 million, until the final and unappealable decision of the suit, in favor of the Xikrin and Kayapó indigenous villages.

On October 18, 2012, the court did not recognize the urgency of the preliminary injunction entered in the sphere of the PCA, having denied said injunction requested by MPF.

On May 25, 2015, past three years after the denial of the injunction, MPF filed a request for reconsideration by the court of Redenção, claiming that the operations of the Onça Puma mine undertaking would be contaminating the Cateté river, causing health damage to the indigenous tribes and, therefore, it reiterated the request to stop the undertaking and start payment of a monthly indemnity in the amount of BRL 1.0 million for the benefit of the Xikrin and Kayapó indigenous villages.

On June 02, 2015, the court of Redenção partially accepted MPF plea, determining that Vale would monthly deposit the approximate amount of BRL 400 thousand, to be received and divided proportionally among the villages integrating the Xikrin IL.

On July 14, 2015, the MPF filed an appeal requesting the increase of the monthly deposit obligation initially determined by the Redenção judge, requesting that Vale be required to deposit the monthly amount of R$1 million per village affected by the project, as well as such as the immediate stoppage of the Onça Puma mine project. The Rapporteur's Judge granted the preliminary injunction formulated and fully accepted the request formulated by the MPF.

On August 21, 2015, Vale entered a new Writ of Mandamus (“MS”), addressed to the President of TRF 1, against this new injunction for compensation increase and stoppage of the undertaking activities.

On August 28, 2015, Rapporteur Judge received the MS formulated by Vale, and granted an injunction in favor of the Company, determining the suspension of the effects of the order that determined the stoppage of the Onça Puma mine project and the (second) increase in the monthly value to be deposited.

On September 16, 2015, on account of this new decision regarding the WM, MPF filed a claim for stay of preliminary order before the President of the Superior Court of Justice (STJ in Portuguese), claiming a public order and health nature risk. After gathering the manifestation of all the interested parties (Vale, the State of Pará and the Indigenous Associations), the STJ Chief Justice Minister recognized the risks presented by MPF and granted an injunction, determining the suspension of the effects of the previous one obtained by Vale in a WM, deciding for a new stoppage of the Onça Puma mine and the resuming of the monthly deposits (R$ 7 million).

On October 29, 2015, the State of Pará filed an appeal to suspend the injunction before the Federal Supreme Court (STF in Portuguese) Chief Justice, arguing that the paralysis of the undertaking would bring a series of damages to the State. The STF Chief Justice determined all the interested parties to manifest themselves about the request made by the State of Pará. In this opportunity, Vale complemented the information presented by the State.

On December 16, 2015, STF suspended the effects of the injunction granted by STJ, thus releasing the operation of the Onça Puma mine undertaking, also determining the implementation, in up to 120 days, of the Management Plan and the remaining mitigating and compensatory measures regarding the impacts of the Onça Puma undertaking over the ILs.

On June 15, 2016, the STF trial of the appeals filed by VALE (ED) and MPF (Internal Interlocutory Appeal - AGR) against the order issued by the Min. Chairman of the STF in the records of SL No. 933-PA/2016, which released the operation of the Onça Puma enterprise and determined the implementation of the management plan and other mitigating measures within 120 days, under penalty of return of the monthly deposit obligation. On account of some doubts from the part of the other participating ministers, especially Justice Barroso, which requested to see the records, the judgment was suspended.

On May 31, 2017, the judgment of SL no. 933/PA-2015 was resumed, and Min. Barroso submitted his vote to, diverging from the initial rapporteur of the case (Min. Ricardo Lewandowski), revoking the decision, which suspended the effects of the injunction which ordered the interruption of the undertaking and payment of R$1,000,000.00/month/village, thus returning the issue to the ordinary instances, for understanding that it was not the STF’s role to evaluate factual matters.

On September 13, 2017, the judgment of the AI no. 0042106-84.2015 took place, where the 5th Panel of the TRF 1st Region decided to partially accept the opinion of the Reporting Appellate Judge and, as a support to the Principles of Precaution and Prevention, determined the stoppage of the Onça Puma project and decreased the amount of the monthly compensatory sum of R$ 1 million/month/village to 1 minimum wage/Indian/month, until Vale implemented the PGE.

On September 15, 2017, Vale was summoned of the court decision issued by the 5th Panel of the TRF 1st Region and, in compliance with the decision, suspended the activities of the Onça Puma mines operations.

On September 22, 2017, Vale entered a Motion for Clarification (MC) against the decision issued by the 5th Panel of the TRF 1st Region, indicating its obscurities, since the 5th Panel failed to analyze several arguments displayed by the company, as well as the emphasized contradictions.

On January 28, 2018, an expert examination was carried out at the Onça Puma undertaking, in the specialties of Civil Engineering, Forest Engineering, Metallurgy, Limnology, Ichthyology, Geology and Social Assistance.

On October 23, 2018, the filing of the motions for clarification presented by Vale were judged and considered improper, and the integrity of the judgment handed down in the case file of instrument 00042307-42.2016, which resulted in the stoppage of the project and the payment of a monthly amount for the indigenous peoples.

On November 6, 2018, the reports of the assessments made up to that date - Civil Eng., Forestry, Metallurgy, Agronomy, Sociology, Geology, Limnology and Biology - were added to the Public Civil Action records, which concluded that the enterprise of Onça Puma does not contaminate the Cateté river.

On December 12, 2018, Vale filed an injunction (TC01 - Proc. 1036188-62.2018.4.01.0000), requesting the grant of suspensive effect to the Special and Extraordinary Appeal presented by Vale against the judgment that determined the stoppage of the Onça Puma mines and the payment of the monthly sum.

On January 7, 2019, Ourilândia do Norte City Hall joined the STF with a request for Suspension of Injunction (STP-PA 105/2019), presenting the losses that the municipality will suffer with the total stoppage of the Onça Puma enterprise in reason of the maintenance of the decision rendered by TRF1st R, in the records of the Appeal of Instrument No. 00042307-42.2016.

On January 12, 2019, Min. President of the STF ordered on the record the request for Suspension of the Provisional Relief presented by the Municipality of Ourolândia do Norte (STP 105-PA/2019), postponing the appraisal of the filing for an injunction after the manifestation of the other interested parties and determined to notice everyone.

On April 15, 2019, Min. President of the STF appointed a conciliation hearing for April 30, 2019.

On April 30, 2019, a conciliation hearing was held in the STF, where Vale submitted a proposal for an agreement, which was rejected by the indigenous people and MPF. Due to the refusal to conciliate, the documents were conclusive for the STF Minister President to decide on the application for release of the enterprise.

On September 16, 2019, the Chief Justice of the Supreme Federal Court drew up a monocratic preliminary decision of full permit for operation of the Onça Puma entrepreneurship, in addition to surveys by the Xikrin of the amounts deposited by Vale in a legal account.

On November 3, 2019, indigenous associations have emphasized the request for payment of differences in amount due to the population increase of the villages, pleading a supplementary payment around R$ 40 million. This request is still pending analysis by the Judiciary.

ON December 2019, Vale filed a legal reporting request, claiming that the indigenous associations failed to uphold the provisions of the decision from the 5th Panel of the 1st Region Federal court, in addition to the conditions settled in the Consent Decree Term, entered into with the MPF/Redenção. This legal reporting request is pending analysis by the Federal Court Judge of Redenção (PA).

Chances of loss	Possible loss, since the proceeding is still in the instruction phase, and the technical expert examination requested by the parties is not yet concluded.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Possibility of considerable financial impact in case Vale is convicted, as well as in case of stoppage of the operations in the Onça Puma Mine.
Notes	Not applicable.

7) Case no. 0001254-18.2016.4.01.3901
Court	2nd Federal Civil Court of the Judiciary Subsection of Marabá
Instance	Trial Court
Filed on	May 12, 2016
Parties	Associação Indígena Kakarekré for Defense of the Xikrin do djudjêkô People, Associação Indígena Bayaprã Indigenous Association for the Defense of the Xikrin do O-Odja People and Porekro Indigenous Association for the Defense of the Xikrin do Catetê People (“Plaintiff Associations”) and Company, FUNAI, IBAMA and BNDES (jointly “Defendants”)
Involved values, assets or rights	The amount in dispute is R$ 72,385,600,000.00, as filed by the Plaintiffs. In view of the subject matter and progress of the proceeding, the Company understands to be invaluable the amount involved in a possible adverse judgment.
Main facts

The Plaintiffs Associations filed a public civil action requesting (i) suspension of the environmental licensing process of the S11D project, (ii) settlement of pecuniary damages and emotional distress to be ascertained, and (iii) settlement of a monthly allowance of R$ 2,000,000.00/per village, by failure of performing the Indigenous Component Study (ECI) and the prior consultation with the indigenous Xikrin community.

On September 22, 2016, an order was filed in the records (i) designating November 7, 2016 for judicial inspection to superficially verify the alleged impacts; (ii) that Vale should provide the means necessary to transport representatives of the plaintiffs, the defendants and their respective attorneys and the Federal Attorney to the indicated site, and; (iii) certify the exclusion of lawyers.

On November 7, 2016, the judicial inspection of the S11D enterprise was carried out.

On January 24, 2017, the decision of the judge who accompanies the case denying the preliminary injunction, arguing, in a very brief summary, that at least in this preliminary phase it is not proven that the S11D enterprise causes any impact on the Xikrin indigenous lands.

On February 13, 2017, the Bayprã Association informed the trial court the filing of an interlocutory appeal challenging the decision that denied the S11D enterprise suspension injunction, requesting the reconsideration of the refusing decision of the pleaded injunction, alleging the new fact of Vale having received from IBAMA the Operating License of the S11D Mine. The Reporting Justice of AI (5755-44.2017) denied the preliminary injunction formulated by the Indigenous Associations.

On March 14, 2017, Vale filed its answer, restating the points presented in the preliminary manifestation and, complementing, emphasized the importance of the enterprise for the region and for the country, and lack of interest in the suit of the indigenous. On the merits, highlighted the absence of the impact alleged by the indigenous, as well as the presumption of legality and legitimacy of the administrative acts executed during the licensing. Lastly, required the termination of the case.

On June 14, 2017, the MPF/Marabá filed to the ACP court a motion for rehearing of the adverse decision of the preliminary injunction filed.

On June 20, 2017, the MPF/Marabá filed an Interlocutory Appeal against the adverse decision of the ACP court, requiring the granting of a preliminary injunction to make Vale to carry out the study of the indigenous component of the S11D enterprise.

On July 18, 2017, the case court partially reconsidered the disallowance of the initial request, under the argument that the performing of the study in nothing would impair the procedural relation, as well as the enterprise operation, and determined that Vale executed and presented in court within 180 days the indigenous component study of the S11D enterprise, keeping the disallowance of the standstill of the mine and of the payment of the monthly indemnification.

On July 20, 2017, Vale was given notice of the decision of the partial reconsideration of the refusing order of the preliminary injunction and went aware of the obligation to execute and present the indigenous component study of the S11D enterprise.

On November 28, 2017, there was a manifestation of the MPF suggesting the holding of a conciliation hearing for alignment of the questions related to the execution of the study determined.

On February 5, 2018, Vale presented a petition not opposing to the holding of the conciliation hearing to be assigned by the court.

On April 6, 2018, it was held the conciliation hearing for the definition of the representations for the accomplishment of the decision that determined the execution of the study of the indigenous component by Vale. The court accepted the arguments of the motion for clarification presented by Vale and rejected those presented by the Associations, as well as the reconsideration request presented by those, and a deadline of 60 days was established for Vale to present the work plan and the technical team to carry out the study. In addition, a period of 15 days was established for FUNAI to approve or require complementation to the work plan. Once approved the plan, it will be submitted to the indigenous for analysis and approval. The community does not have a deadline for this analysis.

On April 23, 2018, the Association presented instrument appeal against the decision that rejected the reconsideration request and postponed the decision for determination or not of the hiring of the technical team to assist the indigenous in the analysis of the study.

On April 27, 2018, Vale presented an appeal of instrument appeal against the decision that determined the company to execute the study of the indigenous component of the S11D enterprise.

On May 2, 2018, it was denied the preliminary injunction pleaded by the indigenous and kept the effects of the first instance decision that denied the stoppage of the enterprise and the payment of the monthly amount as Indemnification.

On June 8, 2018, Vale petitioned in the records informing that on the same date, it carried out the aforementioned protocol before FUNAI of the Work Plan and appointment of staff.

On August 16, 2018, the MPF requested: a) FUNAI's subpoena to present a statement on the documents submitted by Vale; and b) subpoena of the authorial Associations to make a sound statement regarding the work plan - technical staff - of Vale.

On August 22, 2018, the MPF petitioned for a request to attach Official Letter No. 437/2018/CGLIC/DPDS-FUNAI to the records and, considering the reservations pointed out by FUNAI, Vale's injunction to remedy them within 20 days before FUNAI.

On September 20, 2018, a petition was filed by the MPF to request to attach official letter No. 437/2018/CLIC/DPDS-FUNAI and be manifested by FUNAI's order to: a) clarify whether the additional information provided by Vale is satisfactory , and, if so, b) define the dates on which the municipality and Vale will present the work plan to the indigenous communities.

On February 15, 2019, FUNAI announced the designation of the dates of April 1 and 2, 2019 to hold the event to present the Work Plan of the Study of the Indigenous Component in the Xikrin villages.

On March 28, 2019, FUNAI informed Vale and the associations representing the Xikrin that it would have to postpone the meetings scheduled for 01 and 02 April 2019 and that the new dates for these meetings would be communicated in the future.

On July 16, 2019, a meeting was held at the Djudjekô village for presentation of the Work Plan (“PT”) of the Indigenous Component Study of the S11D project. The indigenous leaderships did not allow the event to be concluded and disagreed with the Work Plan, requesting that Vale paid for a technical team for the indigenous people, so that they could carry out the study themselves.

On July 29, 2019, Vale informed the court of the impossibility of the Work Plan presentation meeting and requested the dismissal of the study due to the contradictory stance of the indigenous people.

On July 30, 2019, FUNAI submitted a statement to the records, declaring that there is no obstacle to the work of a technical team hired to carry out the study; claimed that the request formulated by the associations and payment by Vale of technicians to represent the indigenous people on the study is irrelevant, and emphasized a regularity statement of the Work Plan.

On October 7, 2019, a procedural order was included in the records determining that FUNAI provides a statement on any pending matters on the Work Plan, if applicable, as well as deciding which legal expert would analyze the Work Plan and follow up on the performance of the study.

On January 16, 2020, FUNAI submitted a statement to court, declaring that the Work Plan was approved by the foundation and the technical team hired was ready to work.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In case of loss or preliminary decision, there is a risk of suspension of the operation of the S11D mine venture, in addition to financial impact.
Notes	Not applicable.

8) Case no. 0151584-90.2015.4.02.5111
Court	Federal Court of Angra dos Reis
Instance	Trial Court
Filed on	Dec 9, 2015
Parties	Public Federal Ministry X VALE S.A., Petróleo Brasileiro S.A.; ICMBio; IBAMA; Estaleiro Brasfels LTDA; Technip; Petrobras Transporte S/A; INEA.
Involved values, assets or rights	Invaluable
Main facts

Action assigned on December 09,, 2015 by the Public Federal Prosecutor’s Office in face of the Defendants, with a request for adoption of measures for mitigation and control of the Sun Coral (Coral Sol), species alleged as invasive in Ilha Grande Bay, which would have been introduced in the region due to the operation of the defendants.

On 16, June 2017, it was published a preliminary decision through which the court determined the adoption of the following measures:

a) that the defendants PETROBRAS - PETRÓLEO BRASILEIRO S/A, TRANSPETRO,  PETROBRAS TRANSPORTE S/A, ESTALEIRO BRASFELS LTDA, VALE S/A,  TERMINAL ILHA GUAÍBA (TIG) and TECHNIP OPERADORA PORTUÁRIA S/A, present within 60 days, inspection report of the respective terminals, and in all the ships, platforms, floating devices and underwater structures that might serve as substrate for the fixation of the Sun Coral, which are directly or indirectly related with the respective business activities, as well as emergency plan and execution schedule, for control of the presence of the invasive exotic species of the Tubastraea (Sun Coral) genus in the respective structures, having the referred plan to foresee the monitoring and periodical control of the species, with follow-up and supervision by IBAMA, technical support by the Instituto Brasileiro de Biodiversidade (Projeto Coral-Sol) and scientific support by the Departamento de Ecologia - Instituto de Biologia Roberto Alcântara Gomes (UERJ), with presentation of quarterly reports on the progress of the situation;

b) that the defendant PETROBRAS - PETRÓLEO BRASILEIRO S/A, under supervision of IBAMA, technical support by the Instituto Brasileiro de Biodiversidade (Projeto Coral-Sol) and scientific support by the Departamento de Ecologia - Instituto de Biologia Roberto Alcântara Gomes (UERJ), present, within 90 days, complete diagnosis on the establishment of invasive species of the Tubastraea (Coral-Sol) genus in the Ilha Grande Bay and execution schedule for local eradication, control and extraction of the species in the maximum deadline of 2 years;

c) that the defendants PETROBRAS - PETRÓLEO BRASILEIRO S/A, TRANSPETRO - PETROBRAS TRANSPORTE S/A, ESTALEIRO BRASFELS LTDA, VALE S/A - TERMINAL ILHA GUAÍBA (TIG), TECHNIP OPERADORA PORTUÁRIA S/A and IBAMA, establish, within 15 days an inspection method for all the embarkations and platforms that come to transit in the area and have any relation with the exploitation and/or prospection of oil (even after its entrance), including those destined only to provide support to the referred activities, aiming to prevent new introductions of the invasive organism; proceed to the preparation of a program for information/education on the areas already infested by the Coral-Sol, until its total eradication, in accordance with the Programa de Educação Ambiental executed by the Instituto Brasileiro da Biodiversidade (Projeto Coral-Sol);

d) that the defendants INEA and IBAMA proceed to the revision, within 90 days, of all the Studies of Environmental Impact related to activities in the Ilha Grande Bay which are under licensing of the above referred agencies and that imply in movement of ships and oil platforms, to foresee specific obligation of prevention and control of the sum Coral, in addition to include the same prevision in the EIA presently under analysis and in future ones.

Still, the Court established daily fine in the amount of 50,000.00 (fifty thousand reais), in case of a justified noncompliance of the deferred preliminary injunction.

The parties presented Instrument appeals, being Vale appeal distributed on June 30th, 2017.

On July 13, 2017, the Reporting Justice of the Instrument Appeal assigned to operate as supersedeas to the Appeal, to supersede the injunction decision.

On October 17th, 2017, the case was suspended by request of the parties, for an attempt of the composition.

On March 27, 2018, the parties again requested the suspension of the process, for a period of 100 days to continue the attempt to self-compose the dispute.

On April 3, 2019, the parties again requested the suspension of the proceeding, for a further 100 days, to continue the attempt to self-compose the dispute. Since then, the Defendants have been negotiating with the Federal Public Prosecutor’s Office, with a view to concluding a judicial agreement, which are in an advanced stage of negotiation.

On May 24, 2019, the case judge granted the request of the parties, suspending the course of the lawsuit for 100 days.

On October 31, 2019, the parties again requested the suspension of the process, for a period of 100 days to continue the attempt to self-compose the dispute.

Since then, the Defendants have been negotiating with the Federal Prosecution Office, with a view to concluding a judicial agreement, which are at a stage of negotiation.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In case of loss of the action, it is possible that there will be an impact on the operating conditions of the Guaíba Island Terminal (TIG), a maritime terminal located in the State of Rio de Janeiro.
Notes	Not applicable.

9) Case no. 5154226-70.2017.8.13.0024
Court	1st Court of the State Public Treasury and Instrumentalities of the Court District of Belo Horizonte - Minas Gerais
Instance	Trial Court
Filed on	October 2017
Parties	MPMG (author), Vale and Minas Gerais State (defendants)
Involved values, assets or rights	Incalculable amount.
Main facts

It is about a Public Civil Action filed by the MPMG against Vale and Minas Gerais State aiming not granting the environmental licenses for construction of the dam Barragem Maravilhas III. Regardless of having been granted by the State the Installation License and Operation License, it was granted a preliminary injunction determining that the Company does not do any act tending to the installation of the enterprise. The Company obtained a favorable decision in a review by the first-degree court, allowing the Company to proceed with the construction of the dam. The Company obtained a favorable decision on reconsideration by the first degree court, and the Company may proceed with the implementation of the dam. An appeal was filed by the MPMG, without the grant of an active effect, pending judgment. It was assigned a conciliation hearing for June 8th, 2018.

In the main case, the MP/MG presented a challenge to the contestation.

On February 7, 2019, the MP/MG attached a incidental guardianship requiring, due to the rupture of the dam in Brumadinho, as a matter of urgency, to review the decision that revoked part of the decision of ID 32428405 that anticipated the guardianship of restoration of the guardianship granted in that decision.

On February 14, 2019, Vale was subpoenaed about the MP/MG incidental guardianship.

On February 27, 2019, there was a manifestation of Vale regarding incidental guardianship, informing the absence of a factual alteration, showing the lack of interest to act, reiterating the difference between upstream and downstream upheaval types and finally requesting that the MP/MG request is not provided.

On March 27, 2019, the prepayment of guardianship filed by the MP/MG was not granted.

After the end of the directions phase and submitting of final statement of facts by the parties, the records were closed or decision on March 23, 2020.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	If the preliminary injunction is revoked or the case judged rightfully, the Maravilhas III dam cannot be installed. It is highlighted that the tailings dam Maravilhas III will support Company operations in the Vargem Grande mining complex in the South System. If the construction of this dam is stopped, the Company operations in the Vargem Grande mining complex can be negatively affected.
Notes	Not applicable.

10) Case no. 0119078-42.2018.8.13.0188
Court	2nd Civil Court of Nova Lima
Instance	Trial Court
Filed on	October 2, 2018
Parties	Public Prosecutor's Office of the State of Minas Gerais (Applicant/Plaintiff)

Vale S.A. (Defendant)
Involved values, assets or rights	R$3.12 (on December 31, 2019). In view of the invaluable nature of the action requests, consisting of an obligation to do, the value attributed by the Company to the requests is R$3.12.
Main facts

It is a Public Civil Action filed by the Public Prosecutor of Minas Gerais against Vale SA to the argument that Civil Inquiry had been established under No. 0188.16.000069-4, in which it was determined that there was an irregular allotment known as Vale dos Pinhais.

It stated that the subdivision in question was located in the area of influence of the Maravilhas II Tailings Dam owned by Vale S.A. and that another dam, known as Maravilhas III, was being licensed by the state environmental agency, whose volume of tailings will be three times larger than the Fundão Dam located in Mariana.

With this, MPMG claims that the community has been alerting public agencies since 2012 about the impacts of successive allotments, which, with the construction of a new dam, Maravilhas III, less than 1,000 meters away from the allotment, the risks to residents of the allotment increase.

Thus, it requires:

a) Within a maximum period of 15 days, prepare, submit to the approval of the competent bodies and execute (as appropriate) an Emergency Actions Plan for the Maravilhas II and III projects, which considers the most critical scenario, observing all the expected requirements in Ordinance DNPM 70.389/2017;

b) Within a maximum period of 15 days, elaborate, submit to the approval of the competent bodies and execute the Dams Safety Plan of the Maravilhas II and III projects, observing all the requirements set forth in Ordinance DNPM 70.389/2017 and including the Manual of Operations of Dams;

c) Immediately communicate to the competent authorities any situation of increase of risk of rupture of existing tailing retention structures in Maravilhas II and III;

d) Refrain from throwing tailings in Maravilhas II and III dams;

e) Within three months, submit in court registration of all residents of the self-rescue zone of the Maravilhas II and III developments, accompanied by an evaluation of the respective properties, improvements, accessions, including the districts Vale dos Pinhais, Estância Alpina, Fazenda Riviera , Fazenda Retiro das Flores, Rancho Loyola and Rancho do Sossego, prepared by a legally qualified professional, according to ABNT norms;

f) Within 24 months, indemnify the residents, through acquisition of all real estate properties located in the area of self-rescue of the Maravilhas II and III dams, including the value of the compensation, in addition to real estate, improvements, accessions, moral damages value compatible with the suffering caused by the diffuse environmental damages provoked, such as, atmospheric pollution, noise, landscape impairment, that caused loss of the quality of life of those affected, proving in the record the legal business celebrated;

g) Publication of the edict set forth in article 94 of the CDC, and it is also mandatory for the local, regional and national media to publicize the action, so that interested parties can intervene in the process as co-plaintiffs;

h) The summons of the legal representatives of the Condominiums Vales dos Pinhais and Estância Alpina for the awareness of this action and manifestation on the interest in intervening in the active pole as co-plaintiff in a term indicated by the court.

On October 2, 2018, the records were distributed by lottery.

On October 10, 2018, the anticipation of the guardianship was granted in part, in the following terms:

"For all of the above, I partially leave the guardianship of urgency, and determine to the requested Vale S/A that: Within a maximum period of fifteen (15) days, prepare, submit to the approval of the competent bodies and execute (as appropriate) an Emergency Action Plan for the Maravilhas II and III projects, which contemplates the most critical scenario, observing all the requirements provided for in Ordinance DNPM 70.389/2017;

Within a maximum period of fifteen (15) days, prepare, submit to the approval of the competent bodies and execute the Dams Safety Plan of the Maravilhas II and III projects, observing all the requirements set forth in Ordinance DNPM 70.389/2017 and including, the Manual of Operations of Dams;

Immediately report to the competent authorities any situation of increase of risk of rupture of existing tailings retention structures in Maravilhas II and III;

Abstain, immediately, from throwing tailings in the Maravilhas II and III dams;

within three (3) months, present in court registration of all residents of the self-rescue zone of the Maravilhas II and III developments, accompanied by an evaluation of the respective properties, improvements, accessions, including the districts Vale dos Pinhais, Estancia Alpina, Fazenda Riviera, Fazenda Retiro das Flores, Rancho Loyola and Rancho do Sossego, prepared by a legally qualified professional, according to ABNT norms;

Promote, within a period of fifteen (15) days, the publication of the notice provided for in article 94 of the CDC, in the local, regional and national media, regarding the filing of this action, so that interested parties can intervene in the process as co-plaintiffs;

Eventual noncompliance is subject to a daily fine that is fixed in the amount of one hundred thousand Reais (R$ 100,000.00), up to the limit of fifty million Reais (R$ 50,000,000.00).

The requested party should be mentioned at the address given in the initial. Summon the legal representatives of Condominiums Vales dos Pinhais and Estância Alpina for the awareness of this action and manifestation on the interest in intervening in the active pole as co-plaintiff, within fifteen (15) days."

On October 8, 2018, a writ of summons was issued and, on the same date, sent to the Writ Office.

On October 10, 2018, the company filed a request for reconsideration of the injunction by the company and, therefore, the deadline for filing a defense was initiated (Vale spontaneously appeared in the file).

On October 11, 2018, a monocratic decision was handed down by the Rapporteur of the Appeal No. 1.0000.18.116304-9/000 distributed by the Municipality of Nova Lima in the TJMG, granting the request in part and definitively, to suspend the effects of the guardianship of urgency only with respect to its items "a", "b", "d" and "e", and the effects of the suspensive decision shall continue until the original action has become final.

On November 6, 2018, Vale was summoned to file a defense.

On January 24, 2019, the lawsuit was suspended until the decision was filed.

On February 27, 2019, there was a petition joining by the MP, requesting the regular continuation of the event, with the appointment of an investigation and trial hearing.

On April 30, 2019, the process was submitted to the MP/MG.

On April 29, 2019, the President of the TJMG partially granted the request made by the MP/MG in the records of the Internal Appeal, in order to change the deadline for the suspensive effect granted, which was before the final decision of the Public Civil Action of origin until the merits of the case are heard by the Court.

The main action has been concluded since March 9, 2020. The Interlocutory Appeal filed by the MPMG was dismissed, and the decision on the interlocutory appeal filed by the Estância Alpina Condominium was set for April 22, 2020. This judgment took place on April 29, 2020, an opportunity at which the internal interlocutory appeal filed by the condominium was dismissed.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Given that the object of the public civil action is an indemnity and an obligation to do, there is no way to estimate, a priori, the total economic value involved in the cause. Additionally, in the event of a conviction ordering the company to refrain from throwing tailings in the Maravilhas II dam, the Company will be subject to operational impactson the Vargem Grande Complex.
Notes	Not applicable.

11) Case no. 1000305-06.2018.4.01.3901
Court	2nd Federal Civil Court of the Judiciary Subsection of Marabá

Instance	Trial Court
Filed on	July 10, 2018
Parties	Associação Indígena Bayaprã for Defense of the Xikrin do O-Odjã People, Associação Indígena Kakarekré for Defense of the Xikrin do Djudjekô People, Associação Indígena Porekrô for Defense of the Xikrin do Cateté people and Associação Bebô Xikrin do Bacajá (“Plaintiff Associations”) and Vale S.A. (VALE), SALOBO METAIS S. A. (SALOBO), UNIÃO, Fundação Nacional do Índio (FUNAI), Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (IBAMA), Instituto Chico Mendes de Conservação da Biodiversidade (ICMBIO), Instituto do Patrimônio Histórico e Artístico Nacional (IPHAN), Agência Nacional de Mineração (ANM) and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) ( “Defendants”)
Involved values, assets or rights	In spite of having been awarded, by judicial decision, the value of the case in the amount of R$ 2,000,000,000.00, the Company understands that the amount involved in a possible conviction is invaluable.
Main facts

On July 10, 2018, the Indigenous Associations presented the initial Civil Action Act (ACP), case No. 1000305-06.2018, in the judgment of the Federal Judicial Branch of Marabá, requiring the following: (i) suspension of the Salobo Mine Operation License and, as a consequence, the stoppage of the project; (ii) obligation to do - Study of the Indigenous Component (ECI) of the Salobo enterprise, and; (iii) obligation to pay - (a) 5 minimum wages/per indigenous person and (b) hiring of technical staff to assist indigenous people, and, on merit, the stoppage of the project until the effective implementation of mitigation measures and payment of compensation.

On July 18, 2018, Vale previously met with the court of first instance and filed a verbal request for the preliminary injunctions to be considered after the preliminary manifestation of Vale and Salobo, as occurred in the Xikrin Public Civil Action/S11D.

On October 5, 2018, an initial decision was rendered by judgment of the fact, in the following terms: (i) Refusal to maintain the Union, IPHAN, ANM and BNDES as co-defendants of the proceeding. Excluded from the dispute; (ii) Determination for indigenous peoples to proceed with amendments; (iii) Determination of the SALOBO/VALE citation, to challenge the action, and we are already working on this defense; (iv) Determination for VALE to present the list of all legal actions in progress in the Federal Court, involving any of the tribes of the Xikrin Indigenous Community (Cateté and Bacajá), indicating the undertakings considered in each action, with a copy of the initials and decisions rendered; (v) Determination for the company to attach the list of all amounts transferred to all Xikrin Indigenous Communities, monthly or annually, clarifying the title of such transfers, indicating which projects are determined to carry out the Study of the Indigenous Component and which have already been presented or are already in execution.

On October 8, 2018, the Indigenous Associations were summoned of the decision that determined the amendment of the initial and postponed the analysis of the injunction.

On October 29, 2018, the indigenous associations petitioned the initial amendment.

On November 28, 2018, the association that represents the Xikrin do Bacajá, filed a petition requesting authorization in the case file, ratifying all the arguments and requests made by the associations that represent the Xikrin do Cateté.

On December 04, 2018, the court issued an order accepting the petition for authorization of the Bebô Association; arbitrating the value of the case in R$ 2 billion and determining the sum of the costs.

On February 8, 2019, Vale and Salobo filed a joint challenge, contesting all the arguments presented by the indigenous associations and challenging the total dismissal of the action, especially regarding the injunctions filed.

On February 26, 2019, ICMBIO and IBAMA presented their contestations, contesting all the arguments presented by the indigenous associations and challenging the total dismissal of the action.

On June 19, 2019, a conciliation hearing among the parties was held, which was unsuccessful. On the same date, the case is decided that Salobo and Vale carry out an Indigenous Component Study (ECI) for assessment of the impacts on the entrepreneurship on the Indigenous Community Xikrin do Cateté, if any. The other requests for injunction, among them, the suspension of operations and monthly payment were dismissed.

ON July 12, 2019, MPF submitted a motion for clarification against the decision that determined the performance of the ECI, requesting that the magistrate settled an omission regarding the request analysis that FUNAI created a new Reference Term for the study.

On July 15, 2019, the indigenous associations filed an interlocutory appeal against the interlocutory appeal against the decision that denied the preliminary injunction filed, particularly the suspension of the entrepreneurship and monthly payment.

On July 29, 2019, Vale filed an interlocutory appeal against the decision that determined the performance of the ECI.

On August 1, 2019, FUNAI inserted in the record the petition for a new Reference Term for performance of the ECI.

On August 28, 2019, the case decision accepted the new Reference term and determined that Salobo and Vale would take this new term into account for performance of the ECI, in addition to starting the creation process by submitting the resumés of the technical team hired to carry out the job.

On September 16, 2019, Salobo and Vale filed a petition questioning the terms of the Reference Term, particularly the requirement for performance of a synergistic study considering the other entrepreneurships around the Xikrin village.

On October 31, 2019, the rejection of the inquiries submitted by Vale was inserted in the record, and the new Reference Term was maintained as the guidelines for performance of the study.

On November 11, 2019, Salobo and Vale submitted to FUNAI the resumés of the hired technicians to carry out the works and creation of the ECI. The company awaits a statement from FUNAI.

On December 4, 2019, Salobo and Vale submitted the Work Plan (PT) for performance of the ECI to FUNAI. The company awaits a statement from FUNAI.

On January 28, 2020, a procedural order was pronounced in the records determining that Salobo and Vale provide proof of fulfillment of the obligations implicated.

On February 6, 2020, Salobo and Vale petitioned, on the records submitted to court, copies of the messages exchanged for presentation of the resumés of the hired technicians for study performance, in addition to the Work Plan created.

On February 12, 2020, a procedural order was pronounced in the records determining that FUNAI provides a statement regarding the documents submitted by Salobo and Vale, within five days.

On March 3, 2020, the Reporting Appellate Justice of AI no. 1021625-44.2019.4.01.0000 partially accepted the preliminary injunction request filed by the indigenous associations, and determined that Vale paid for the hiring of technicians to represent the indigenous people in following the performance of the ECI, rejecting the other preliminary decision requests, particularly the suspension of the entrepreneurship and monthly payment.

On April 3, 2020, Vale submitted an interlocutory appeal against this decision, which determined the payment of the technical team and awaits trial.

Chances of loss	Possible, because of the lawsuit still being in the first degree of jurisdiction.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Possibility of considerable financial impact in case Vale is convicted, as well as in case of stoppage of the operations in the Salobo Mine.
Notes	Not applicable.

12) Case no. 0001843-23.2019.8.13.0090
Court	2nd Civil/Criminal Court of Brumadinho

Instance	Trial Court
Filed on	January 27, 2019
Parties	Noraldino Lúcio Dias Júnior X Vale S.A
Involved values, assets or rights	The amount in dispute was R$ 20,000.00; however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic nature. As of December 31, 2019, the said updated amount was equivalent to R$ 20,644.46.
Main facts

This is an obligation to file a preliminary injunction requesting "the jurisdictional provision for the purpose of imposing an obligation to ensure the necessary assistance for the rescue, health and life of the animals, victims of the disruption of the retention of ore tailings that occurred on January 25, 2019, in the Rural Area of Brumadinho/MG.

Preliminary decision rendered on January 27, 2019, determining that the contracting of equipment and resources necessary for the rescue and due care of the animals, victims of the breach, under the penalty of a daily fine of R$ 50,000.00.

On February 18, 2019, an interlocutory appeal was filed against the preliminary decision that determined the immediate adoption of measures aimed at guaranteeing the protection of animals in the area affected by the failure of the Brumadinho dam. The appeal is pending judgment to this date.

On January 29, 2019, Vale filed a petition informing about the measures taken by the Company regarding the rescue of the fauna affected by the rupture, and on February 21, 2019, it filed a motion for rehearing of the preliminary decision, which determined the immediate adoption of measures aimed at guaranteeing the protection of animals in the area affected by the failure of the Brumadinho dam.

On February 22, 2019, Vale attached its statement of defense, requesting the dismissal of the requests made by the plaintiff.

On February 25, 2019, an order was issued in which the judge became aware of the interlocutory appeal filed and upheld the appealed decision.

On March 13, 2019, a decision was issued granting the MP permission to see the case records, given that nothing was decided on the interlocutory appeal filed by Vale.

On April 5, 2019, an order was issued determining that Vale should submit an updated report, regarding the current conditions of all animals rescued. The Plaintiff was granted permission to visit, together with a team of employees, the places where the animals are sheltered, in order to evaluate them and monitor the continuity of the treatment that is being provided.

On May 7, 2019, the Company filed a request for the attachment of veterinary care records regarding the rescued animals.

On June 26, 2019, a decision was rendered declining the jurisdiction to sue and judge the case for the 6th Court of State Public Treasury of Belo Horizonte, current 2nd Court of Public Treasury, and on September 17, 2019 the proceeding was assigned to the current 2nd Court of Public Treasury.

An order was issued summoning the plaintiff to, within 10 days, amend the statement of claim, clarifying its standing to plead in court the requests made in the statement of claim, and on February 10, 2020, the petition of the Plaintiff was attached, reiterating the requests of the statement of claim and its standing to plead.

On February 13, 2020, Vale stated its opinion, claiming the plaintiff's lack of standing.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a popular action with a view to adopting measures on the protection and rescue of fauna, and any unfolding of this process may have financial and reputational impacts on the Company.

Notes	Not applicable.

13) Case no. 5012680-56.2019.8.13.0024
Court	2nd Court of the Public Treasury and Government Agencies of the Judicial District of Belo Horizonte
Instance	Trial Court
Filed on	January 30, 2019
Parties	Rede de Organizações não Governamentais da Mata Atlântica (“RMA”) X Vale S.A.
Involved values, assets or rights	The amount attributed to the case was R$30,000,000,000.00; however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic nature. On December 31, 2019, said updated amount was R$30,966,684,000.00.
Main facts

It is a public civil action whose purpose is the indemnification for collective moral damages in the amount of R$ 30,000,000,000.00 and individual moral damages in the amounts of R$ 1,000,000.00 or R$ 500,000.00 depending on the severity of the damage. In addition, it requires the indemnification for property damage.

Proceeding suspended since March 11, 2019 until the trial of case no. 5010709-36.2019.8.13.0024.

Proceeding assigned to the 2nd Court of the Public Treasury and Government Agencies of the Judicial District of Belo Horizonte, due to the judiciary termination.

In addition, there is a writ of mandamus filed against the decision of the court of the 6th Court of the Public Treasury and Government Agencies of Belo Horizonte, current 2nd Court of Public Treasury, which determined the suspension of the proceeding due to the previous pending lawsuit proposed by the State of Minas Gerais. Having the injunction requested under a writ of mandamus been rejected, the RMA filed an internal interlocutory appeal, an ordinary and special appeal. The internal appeal was not heard and the special appeal was dismissed. The ordinary appeal is pending judgment.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil action filed by Rede de Organizações Não Governamentais da Mata Atlântica with a view to compensation for collective and individual moral damages, and any unfolding of this process may have financial, operational and reputational impacts to the Company.
Notes	Not applicable

14) Case no. 1001659-44.2019.4.01.3800
Court	19th Federal Civil Court of SJMG
Instance	Trial Court
Filed on	Feb 7, 2019
Parties	Federal Government v. VALE S.A.
Involved values, assets or rights	The amount attributed to the case was R$230,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.
Main facts

This is an action for pre-trial injunctive relief interposed by the Federal Government in the face of Vale S.A., requiring the defendant to hire indicated laboratories to provide periodic examinations on the water quality of the Paraopeba River, for a minimum period of two months, under penalty of fine.

A decision was rendered on February 11, 2019, rejecting the action for pre-trial injunctive relief and requiring the defendant to hire appointed laboratories to provide periodic examinations on the water quality of the Paraopeba River, for a minimum period of two months, under penalty of fine.

The Conduct Adjustment Agreement (TAC) (for information on this TAC, see item 4.7 of this Reference Form) was signed, which legally approved with the termination of the proceeding.

The proceeding was reinstated for the purpose of examining the request for extension of the signed TAC, for another 12 months. The parties reached an agreement and requested judicial ratification of the extension of the agreement on April 13, 2020.

Chances of loss	Remote

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the action stems from the fact that it is a public civil action filed by the Federal Government with a view to adopting measures on the water quality of the Paraopeba River.
Notes	Not applicable.

15) Case no. 0003811-02.2019.8.13.0054
Court	Sole Court of the Jurisdictional District of Barão de Cocais/MG
Instance	Trial Court
Filed on	Feb 13, 2019
Parties	Prosecution Office of the State of Minas Gerais v. Vale S.A.
Involved values, assets or rights	The amount in dispute was R$1,000,000.00; however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic nature. On December 31, 2019, said updated amount was R$1,028,520.10.
Main facts

It is a public civil action in defense of the environment with an application for urgent protection, in which MPMG postulates that Vale will carry out several emergency measures for the protection and preservation of fauna, located at the Gongo Soco Mine in Barão de Cocais.

As of February 13, 2019, the lawsuit was assigned.

On February 14, 2019, a preliminary injunction was approved by MPMG for Vale to comply with specific performance regarding the fauna of Barão de Cocais, a decision that was the subject of an interlocutory appeal, which was granted partial supersedeas to delay the term to comply with the measures.

On March 26, 2019, Vale filed an answer, and on May 24, 2019, a challenge was filed against the answer, filed by the Plaintiff.

On June 7, 2019, the MP requested the attachment to the case records of the TAC signed between the parties and its ratification.

On June 13, 2019, a decision was rendered ratifying the TAC, dismissing the claim, with no resolution of merit, and ordering Vale to pay the procedural costs.

On September 5, 2019, the case records were sent to the accountant for the calculation of final costs, and on September 6, 2019, the amount of R$ 6,520.40 was indicated in the final calculation.

On October 3, 2019, Vale was notified to pay the final costs, and on November 5, 2019, the case records were definitively archived.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	R $ 2,000,000.00. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor's Office with a view to repairing and adopting measures in the event of a rupture in the Gongo Soco dam, and any unfolding of this proceeding may have financial and reputational impacts on the Company .
Notes	On November 5, 2019, the case records were definitively archived.

16) Case no. 5000683-69.2019.8.13.0188
Court	2nd Civil Court of the Court District of Nova Lima
Instance	Trial Court

Filed on	Feb 25, 2019
Parties	Public Prosecutor's Office of Minas Gerais ("MPMG") and Vale S.A.
Involved values, assets or rights	The amount in dispute was R$2,000,000.00; however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic nature. On December 31, 2019, said updated amount was R$2,057,040.20.
Main facts

It is a public civil action in defense of the environment with petition for urgent relief, filed by MPMG in face of Vale. In addition to petitions for urgent relief, Vale is required to (i) take care of all properly rescued animals, ensuring conditions of well-being inherent to the species, until they can be returned to their tutors, (ii) indemnify, morally and materially, tutors who can not receive the animals back, (iii) indemnify the tutors, morally and materially, in the event of the death of the animal, (iv) hold fairs to adopt rescued dogs and cats that can not be returned to their tutors, and it must deliver the animals through responsible custody, which should be monitored for six months. In case of noncompliance with the term, the defendant must resume the animal's custody, (v) perform the rehabilitation and release of wild animals seized in irregular captivity, in accordance with the pertinent legislation and under the supervision of the competent environmental agencies, take care of animals rescued and not returned to their tutors, adopted or reintroduced in nature, until the end of their lives, being prohibited the slaughter, the commercialization or the use for work of these animals, (vii) condemn to the payment of collective moral damages in the amount of R$ 2 million, to be destined for the Special Fund of the Public Prosecutor's Office - FUNEMP for application in wildlife protection projects. On the same day of the distribution, the interim relief challenged by MPMG was granted.

Lawsuit filed on February 23, 2019 and regularly distributed to the 2nd Civil Court of Nova Lima on February 25, 2019. Decision handed down in the on-call regime, granting the initial request, setting a deadline for Vale to start complying with the measures in 24 hours, and ending in 120 hours. Fixed daily non-compliance fine of R$ 100 thousand.

Vale filed a petition on February 28, 2019, requesting reconsideration of the decision, as well as warning of the interlocutory appeal, in which the suspensive effect claimed by Vale was approved, in order to suspend the judicial order, without prejudice to the aggravating party taking the necessary arrangements for rescue and treatment of domestic animals and for protection of wildlife in the areas of Self-Rescue Zones of the Vargem Grande and Mar Azul regions.

Vale presented its defense on March 26, 2019.

The parties entered into an agreement on September 25, 2019, which was ratified on November 29, 2019, determining the dismissal of the lawsuit. The judgment became final and unappealable, but the case records have not yet been archived. This occurs because, despite the fact that Vale has complied with its obligation and deposited the amount agreed in court, at the disposal of the Public Prosecution Office, the project for the allocation of the amount has not yet been approved.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor's Office with a view to repairing and adopting measures in case of disruption of the Mara Azul mine dams, and any unfolding of this process may have financial, operational and reputation for the Company.
Notes	Not applicable

17) Case no. 5002909-47.2019.8.13.0188
Court	1st Civil Court of the Court District of Nova Lima
Instance	Trial Court
Filed on	June 28, 2019
Parties	Public Prosecutor’s Office of the State of Minas Gerais v. Vale S.A.
Involved values, assets or rights	The amount attributed to the case was R$ 2,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.
Main facts	Public Civil Action filed by the Public Prosecutor’s Office of Minas Gerais through which it requires that Vale, within the scope of its activities in the Vargem Grande Complex, abstains of emitting noises in levels that exceed 45 dB(A) (forty five decibels) for the night period and 50 dB(A) (fifty decibels) for the day period, under penalty of fines of R$ 2 million reais per occurrence, as well as the payment of compensation for material damages to be surveyed in a verdict liquidation.

The petition for urgent relief by the Public Prosecutor’s Office of Minas Gerais was dismissed, as well as the interlocutory appeal for the court.

A decision was issued allowing for the entering of Associação dos Proprietários Solar da Lagoa – ASSPROA as the joint litigant, and an appeal was interposed by Vale, pending trial.

The main action is halted since December 19, 2019.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. In case the action is dismissed, the company must fulfill the parameters regarding noise emission, under penalty of fines and possible criminal accountability for eventual violation, in addition to payment of compensation for material damages to be judged by the court. It should be highlighted that eventual restrictions imposed by the decision may affect operations at Vargem Grande.
Notes	Not applicable.

18) Case no. 0027542-58.2019.8.08.0024
Court	2nd State Court of the Treasury, City, Public Registers, Environment and Health
Instance	Trial Court
Filed on	Sep 23, 2019
Parties	Associação Juntos SOS Espírito Santo X Vale S.A.
Involved values, assets or rights	The amount attributed to the cause was R$ 20,000,000.00 for collective moral damages and other non-monetary requests.
Main facts

Public Civil Action filed on 9/23/2019, questioning the licensing of the expansion of the Tubarão Pelletizing Unit - production increase of Pelletizing plants I to VII and implementation of Plant VIII.

Requires (i) suspension of activities at the Tubarão unit until suitability to the percentage limit of pollutants is proven; (ii) fulfillment by the company of all conditions undertaken; (iii) the company is required to eliminate emission of pollutants in disagreement with the parameters submitted in the EIA and (iv) sentencing of the company for collective moral damages in the amount of R$ 20,000,000.00.

Vale’s writ was attached to the case record in October 18, 2019.

On November 8, 2019, the answer was filed and the process is concluded since then.

Chances of loss	Remote
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable. In case the action is dismissed, the initial impact would be in the form of suspension of the activities in the Tubarão Complex, and the need for various environmental control measures not mapped by the company would arise.
Notes	Not applicable.

19) Case no. 0027542-58.2019.8.08.0024
Court	1st Court of the Public Treasury and Government Agencies of the Judicial District of Belo Horizonte
Instance	Trial Court
Filed on	Feb 1, 2019
Parties	Minas Gerais State / Public Prosecution Office of Minas Gerais (“MPMG”) X Vale S.A.
Involved values, assets or rights

The amount attributed to the cause was R$ 20,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

On December 31, 2019, the amount attribuited to the causa was equivalent to R$20,644,45,000.00.

Main facts

Public civil action filed by MPMG against Vale, due to the rupture of the tailings dam I of the Córrego do Feijão mine, in Brumadinho, requiring the adoption of several safety measures in several company dams in the Brazilian state of Minas Gerais: dams of Laranjeiras (Brucutu Mine), Menezes II (Feijão Mine), Capitão do Mato (Capitão do Mato Mine), Dike B (Capitão do Mato Mine), Taquaras and B3 / B4 (Mar Azul Mine), Forquilha I , Forquilha II and Forquilha III (Fábrica Mine), Upper South (Gongo Soco Mine).

On February 1st, 2019, a preliminary decision was issued determining that Vale should immediately take actions, such as the paralysis of structures and activities, hiring of a new audit company, preparation of plans and studies, among others. Specifically in relation to the stoppage of activities at the Norte Laranjeiras dam, the court reconsidered authorizing the resumption of activities.

After negotiation and conclusion of several agreements between the Company and MPMG, most of the requests made in this ACP were terminated.

Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable.
Notes	Not applicable.

20) Case no. 5000021-03.2019.8.13.0319
Court	2nd Civil, Criminal and Criminal Execution Court of the Itabirito District
Instance	Trial Court
Filed on	4/3/2019
Parties	Public Prosecution Office of Minas Gerais (“MPMG”) X Vale S.A.
Involved values, assets or rights	The amount attributed to the cause was R$ 1,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.
Main facts

Public civil action in which MPMG requested the immediate stoppage of the activities of the Maravilhas II Dam and other structures of the mining complex, in addition to the adoption of preventive measures.

A decision was issued on April 11, 2019, determining that the Company should immediately take actions such as stopping structures and activities, hiring a new audit company, preparing plans and studies and adopting numerous emergency measures related to dams located in the Municipality of Itabirito, all of Mina Pico, under penalty of daily fine in the amount of R $ 1,000,000.00 (one million reais).

On October 25, 2019, Vale's petition was submitted requesting the approval of the agreement (TAC) signed between the parties and the consequent extinction of the requests covered by the agreement. A decision was rendered on December 4, 2019, ratifying the Term of Commitment, and determining the continuation of the feat in relation to the other items not covered.

Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable.
Notes	Not applicable.

21) Case no. 1002244-84.2019.4.01.3901
Court	2nd Federal Civil and Criminal Court of the SSJ of Marabá / PA
Instance	Trial Court
Filed on	July 12, 2019
Parties	Federal Public Prosecution Office X Vale S.A.
Involved values, assets or rights	The amount attributed to the cause was R$ 100,000,000.00.
Main facts

Public civil action filed by the Federal Public Prosecutor's Office (“MPF”) against Vale, with the objective of seeking to carry out the necessary emergency safety measures and basic maintenance of the safety of the Igarapé Bahia Mine structures, notably the execution of works for the construction of the overflow of the dams, in addition to the temporary implementation of risk mitigation measures and, finally, the complete decommissioning of the pond of tailings and deactivation of the water catchment dam. The initial petition also included an injunction requesting a weekly security deposit of R $ 1,000,000.00 (one million reais) and suspension of all administrative proceedings pending at the Judicial Subsection of Marabá, at Brazilian state of Pará.

On September 17, 2019, a decision was issued granting the request for urgent relief made by the MPF to determine Vale to a series of obligations to be carried out, such as the hiring of a new auditing company, preparation of plans and studies and the adoption of numerous emergency measures related to the Tailings Ponds and Water Catchment. On the other hand, it rejected the provision of a weekly security deposit of R $ 1 million, as well as the fixing of a daily fine of R $ 1 million in case of non-compliance with the injunctions and the suspension of all administrative procedures in the region. In the same preliminary decision, a request for publication of a relevant fact about the judicial decision was granted, which was duly complied with.

Chances of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Invaluable.

22) Notice of violation nº 109203/2019
Administrative Level	State Environment Foundation (“FEAM”)
Instance	First instance
Filed on	Aug 1, 2019
Parties to the proceeding	FEAM and Vale S.A.
Involved values, assets or rights	A fine of 101,250 UFEMGS was applied, which in December 2019 represented R $ 380,730. 78.
Main facts	Notice of violation nº 109203/2019 - drawn up by the State Environment Foundation (“FEAM”) on August 1, 2019, which attributed to Vale the following infraction regarding the Declaration of Condition of Stability (DCE) mentioned below : "To elaborate or present information or study, environmental report or report totally or partially false, misleading or omitted, whether in official control systems, whether in licensing, in granting or others". As stated in the Inspection Report No. 82637/2019, Vale submitted the last DCE referring to B1, at the Environmental Information Bank (BDA), in September 2018 and in the “Conclusion” field, Vale would have informed, according to its auditor that "to ensure the safety conditions of dam I" should "be maintained the activities of periodic inspection, monitoring, critical analysis of readings and periodic maintenance".
Chances of loss	Likely
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Low economic value, but relevant due to the image impact.

(v) Criminal

1) Case no. 0002725-15.2016.4.01.3822
Court	Only Court of Federal Justice of Ponte Nova
Instance	Trial Court
Filed on	10/20/2016
Parties	Public Federal Ministry (“Plaintiff”) and Samarco, Vale, BHPB, VogBr Recursos Hídricos e Geotecnia Ltda. and some individuals who were employees of Samarco or members of the governance departments or consulting councils of Samarco (jointly “Defendants”)
Involved values, assets or rights	Not applicable
Main facts

On October 2016, the MPF filed a criminal action against the Defendants, accusing them of murder, bodily injury and various environmental crimes due to the rupture of the Samarco’s dam.

Together with the accusation, the MPF is seeking a precautionary measure for seizing assets of the three companies and warrant the payment of the R$20 billion as indemnification for the damages caused by the rupture of the Fundão dam and is also seeking the imposition of external monitoring of the ethical and socioenvironmental practices of the companies for 10 years. The decision is still pending in the files of the assertory measures.

On November 2016, the denunciation was received by the judge, commencing the criminal case.

On March 2017, Vale presented its answer to the accusation.

On July 2017, the court of Ponte Nova determined the suspension of the case and the sending of official notices to the telephone providers for them to inform the periods in which occurred the calls interception deferred during the police investigations, so as to check for eventual nullity due to the non-observance of the legal period for that.

On November 13, 2017, the Ponte Nova court resumed its investigation by means of a pretrial order that maintained the telephone interceptions in the records, but determined the striking of Samarco’s corporate chats that were outside the time period, which collection had previously been legally authorized when the search warrant in Samarco was granted.

All prosecution witnesses resident in the country were heard. Due to the trial of three Habeas Corpus by the Federal Regional Court of the 1st Region (TRF1), filed with the purpose of withdrawing the proceeding from the jury procedure, which had the order granted and the effects extended to all those reported, on May 2, 2019, the Ponte Nova court ruled that the procedural class of the jury should be changed to an ordinary common procedure, finally determining that the Federal Prosecution Office to see the record and, subsequently, to the defenses, for the subsequent application of Article 397 of the Code of Criminal Procedure (summary acquittal).

On May 13, 2019, the Federal Prosecution Office presented its statement, at which time it ratified its complaint and filed the request for international cooperation with Canada for the hearing of its witnesses residing there.

After the submittal of the statements of defense, on September 20, 2019, the court of Ponte Nova/MG issued a decision rejecting the accusations against former executives, current and former employees of Vale, who dealt, for individuals, about imputations of potential crimes, including homicides, and, against Vale, for alleged environmental crimes. Vale remains denounced in the aforementioned accusation, and the Company and an employee remained indicted in another indictment, related to the alleged omission of information from a public administration body.

In 2020, some hearings had been designated, but due to the covid-19 epidemic, the judge in Ponte Nova canceled all hearings, noting that the rescheduling will take place in due course.

Chances of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	In case of loss or preliminary injunction, there is a risk of conviction of the individuals and legal entities to the sentences provided for by the Law no. 9.605/98 with consequent financial and image impact to the legal entities and to the individuals.
Notes	Not applicable.

2) 0021378-63.2018.4.01.380 Case no. 0004766-45.2016.8.19.0030
Court	Only Court of the County of Mangaratiba/RJ
Instance	Trial Court
Filed on	Receipt of information on 12/06/2016.
Parties	Active Pole: Public Prosecutor’s Office Passive Pole: Ex MBR directors
Involved values, assets or rights	On December 31, 2019, the amount involved in the tax proceeding related to the criminal action is approximately R$ 9 millions, fully guaranteed by an insurance policy.
Main facts

The denunciation refers to the imputation of the alleged conduct of tax evasion to the former company administrators, as a consequence of notice of violation issued by the Rio de Janeiro State for the demand of supposed debts of Value-added Tax on Sales and Services (ICMS), due in the ore resifting activity in its harbor installations.

The defense in the criminal case was timely presented. On April 2019, a legal decision was issued to suspend the lawsuit for sixty (60) days, in order to await the decisions of the tax process. Currently, the legal decision is pending on eventual extension of suspension.

Tax charges, in turn, are being argued in the legal field through a tax foreclosure already appealed by the Company. This process is already in production of expert evidence and the company already required evidence from a favorable expert evidence, discovered in a tax lawsuit with an object analogous to these charges (ICMS over ore re-sieving in port facilities). Pending legal decision.

If the tax case is decided in favor of the company, there will be no criminal charges to the former managers in the criminal lawsuit.

Chance of loss	Possible
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	In case of loss of the tax case, the Company will pay the debt. If the debit is paid, there will be the closing of the subject matter of the criminal proceeding, with the dismissal of the punishability of the officers. The proceeding is relevant upon the allegation of any tax offense.
Notes	Not applicable.

3) Case no. 15460-44.2018.810.0001
Court	8th Criminal Court of São Luís/MA

Instance	Trial Court
Date of filing	Complaint received on February 19, 2019.
Parties to the proceeding	Plaintiff(s): Public Prosecution Office Defendant(s): VALE and former VALE officers
Amounts, goods or rights involved	It is about a criminal prosecution. The crimes provided for in Law 9,605/1998, art. 54, §2, II (Air Pollution) are imputed.
Main facts	The complaint refers to the imputation of alleged conduct of Emission of air pollution, potentially harmful to human health, in breach of CONAMA Resolutions 003/1990 and 008/1990. The emission of particulates in breach of law allegedly occurred on December 15 and 16, 2011. The defenses in the lawsuit were timely filed.
Chance of loss	Possible, given that the Superior Court of Justice (STJ), in the judgment of EResp 1417279/SC (3rd Section), of April 11, 2018, constituted a judicial precedent, which started to consider as formal the first part of the crime of Pollution (LCA, art. 54), dispensing with the need for the prosecution to present an expert that confirmed the existence of damages, simply indicating the potential risk of harm to human health. For individuals, the prognosis of loss is remote, due to the failures contained in the complaint about the participation of individuals in the criminal event.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	In case of loss or preliminary injunction, there is a risk of conviction of the individuals and legal entities to the sentences provided for by the Law nº. 9.605/98 with consequent financial and image impact to the legal entities and to the individuals.
Notes	Not applicable.

4.3.1. – Indicate the total amount for this provision, if any, of the cases described in item 4.3

(i) Labor

As of December 31, 2019, the total amount for this provision, considering the 10 (ten) labor cases described in the subitem (i) of item 4.3 above, was of approximately R$ 9.343 million.

(ii) Taxes

As of December 31, 2019, the total amount for this provision, considering the 05 (five) individually relevant tax proceedings described in subitem (ii) of item 4.3 above, was of approximately R$2.160 billion, not included the amounts intended to the payment of the debts in REFIS, upon the conversion of deposits in court into income.

(iii) Civil

As of December 31, 2019, there were no provision for the 29 (twenty-nine) civil proceedings described in sub-item (iii) of item 4.3 above, due to the prognosis attributed to the lawsuits.

(iv) Environmental

As of December 31, 2019, the total amount for this provision, considering the 22 (twenty-two) environmental cases described in the subitem (iv) of item 4.3 above, was of approximately R$ 2.581 million.

(v) Criminal

As of December 31, 2019, there was no amount for this provision, in the criminal cases described in the subitem (v) of item 4.3 above.

4.4 - Judicial, administrative or arbitral non-confidential cases whose opposing parties are administrators, ex-administrators, controllers, ex-controllers or investors

The tables below present an individual description of the administrative or arbitral non-confidential cases whose opposing parties are directors, former directors, controllers, former controllers, or investors of the Company:

1) Case no. 0079940-46.2010.4.01.3800
Court	18th Federal Court of Belo Horizonte – Minas Gerais
Instance	Trial Court
Date of filing	Feb 18, 2004
Parties to the proceeding	Transger S/A (plaintiff) and Ferrovia Centro Atlântica S/A, Mineração Tacumã Ltda., KRJ Participações S/A, CPP Participações S/A, Carmo Administração e Participações Ltda., Fundação Vale do Rio Doce de Seguridade Social - Valia and Companhia Siderúrgica Nacional - CSN (defendants)
Amounts, goods or rights involved	Invaluable – Request for annulment of meeting.
Main facts

The plaintiff filed an action requiring, in addition to the indemnification, the annulment of the meeting that authorized the capital increase of the Ferrovia Centro-Atlântica S.A. - FCA (“FCA”) in 2003, on account of the alleged commission of unlawful acts by the controlling group of FCA. The sentence that had upheld the action was annulled by the Court of Law of Minas Gerais, who determined the execution of new expert evidence. During the new expertise, the Agência Nacional de Transportes Terrestres (“ANTT”) manifested interest in participation of the claim and, for this reason, the competence for judgment of this case was moved to the Minas Gerais Federal Justice.

The judge of the 18th Federal Court of Belo Horizonte rendered decision recognizing the competence of the Federal Justice to judge the case, on account of the ANTT interest in the maintenance of the concession and healthiness of the administrative act. ANTT expressed its view in the case, ratifying its understanding of the validity of the act that authorized the increase of the share capital of FCA. The judge rendered decision closing the procedural instruction of the case and opened a deadline for final allegations. All the parties presented its final allegations, including ANTT, without prejudice of appealing (motion for clarification and withheld interlocutory appeals) in function of the decision which declared concluded the procedural instruction of the case.

New decisions were rendered keeping this position, and that the discussion about the necessary joinder of plaintiffs of two shareholders that are not parties to the dispute (Sérgio Feijão and Associação da Preservação da Memória Ferroviária) is already precluded. This last understanding was the object of the filing of interlocutory appeal and withheld interlocutory appeal – considering that the decision was rendered before the validity of the CPC/15 – by the involved companies.

On November 10, 2016, it was held a conciliation hearing, deciding for the concession of time for Transger to bring agreement proposals. Two were presented, and both were refuted, in petitions recorded on January 23, 2017, by the respondent companies, in reason of the lack of reasonableness and for being based in the expert report produced in the files. Only VLI (Mineração Tacumã) made a counterproposal, which was refuted by Transger on February 6, 2017. On the same occasion, the Plaintiff made a request for an interlocutory injunction, aiming to advance the effects of the possible favorable sentence. Additionally, on March 31, 2017, Transger petitioned an interlocutory relief aiming at suspending resolutions on the possible grouping of FCA stocks at OGM/EGM scheduled for April 28, 2017.

On April 20, 2017, The Judge rendered decision highlighting the impossibility of agreement and determining the conclusion of the files for sentence. On that occasion, she stated that the interlocutory relief would be analyzed in the actual judgment. However, on September 20, 2017, the Judge issued an order, granting permission for the defendants to see the filing for an interlocutory injunction. The deadline for issuing a statement ended on October 10, 2017.

After the record of the statements on October 10, 2017, the records were sent to ANTT, which issued its statement on October 16, 2017. On October 5, 2017, FCA spontaneously attached to the files statement prepared by Nelson Eizirik dealing on the "legitimacy of the request for annulment of the resolution that approved, on May 14, 2003, the increase on the share capital of FCA". In view of the opinion, the Judge decided to remand the case for attachment of the petition with the opinion and resulting permission for the parties to see the opinion within 5 days, in accordance with a decision published on January 12, 2018. Transger submitted its statement concerning the opinion on January 29, 2018, and therefore, the statement of the Company regarding the opinion was submitted on February 08, 2018. Then, the ANTT was granted permission to see the records, and issued its statement on April 3, 2018, having reiterated the legality of the capital increase questioned by Transger. On April 06, 2018 the records returned for conclusion, and so a new decision is awaited.

On June 6, 2019, the judgment was published, partially upholding the plaintiff's claim and ordering the Defendants to pay the indemnity in favor of the plaintiff in the amount of R$ 56,352,307.12, updated until May 2019, to be prorated among the defendants in the current proportion of the shareholding control in relation to former RFFSA. If the obligation to pay in June is not complied with, interest and adjustment for inflation will be charged as of that date, pursuant to the Federal Court Calculation Manual. The defendants were ordered to hold a new election that guarantees the participation of former railroad workers in the Board of Directors of the Parent Company, and to bear attorneys’ fees in the percentage of 10% on the total sentence in favor of the plaintiffs' lawyers, considering loss of suit by both parties.

On June 19, 2019, KRJ Participações S/A, CPP Participações S/A, Carmo Administração and Participações Ltda. filed a motion for clarification against the terms of the judgment. To date, a decision by the Judge on the motion filed by all parties (plaintiff and defendant) is awaited.

Chance of loss	Possible
Analysis of impact in the case of losing the suit	Invaluable value. The case is relevant in reason of the request for annulment of the Extraordinary General Meeting which authorized the capital increase of FCA on 2003.
Notes	Not applicable.

2) The originating process was distributed in the Judicial District of Juiz de Fora/MG and because the alleged incompetence exception was accepted, the process was redistributed to the 2nd Business Court of Rio de Janeiro, receiving the number 0203958-80.2015.8.19.0001.
Court	2nd Business Court of Rio de Janeiro
Instance	Trial Court
Date of filing	Dec 10, 2012 (original date Aug 20, 2010)
Parties to the proceeding	SUDFER (plaintiff) and MRS Logística S.A., Companhia Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas – Usinas Siderúrgicas de Minas Gerais, Gerdau S.A. and Vale S.A. (defendants)
Amounts, goods or rights involved	Invaluable.
Main facts

Remedial action by the Clube Sudfer, alleging that the controlling shareholders of MRS Logística S.A. ("MRS"), among which Vale, have been acting with abuse of power, causing direct damages to MRS and, indirectly, to minority shareholders. It claims that since the privatization of the former Rede Ferroviária Federal S.A. (“RFFSA”), when the concession for the exploration of the Southeast Grid was granted to MRS, whose controlling shareholders were then (and still are) captive customers of the railroad, they started to adopt a tariff policy for self-favoring and in an unfair way, since, for captive clients, the average tariff would be half (50%) of the maximum tariff authorized by the National Land Transport Agency (ANTT), while for non-captive customers, the maximum tariff was charged. It maintains that the adoption of the aforementioned tariff policy would have caused damage to MRS, as the company would have lost its higher profit - by charging a reduced tariff to the captive customers - as well as allegedly causing indirect damage to minority shareholders, since they would have stopped receiving dividends. Based on these allegations, the following lawsuits were filed: (i) the conviction of the controlling shareholders to pay, until the improper practice is terminated, any direct material damage imposed on MRS (i) by undue decrease of the company's profit; (ii) the non-distribution of dividends; and (iii) the distribution of smaller dividends, due to the collection of reduced rates for the controlling shareholders; (ii) the controlling shareholders are compelled to contract with MRS in "fair conditions", taking into account the maximum rate of the tariff authorized by the Granting Authority; and (iii) the conviction of the defendants to pay the 5% premium provided for in article 246, paragraph 2 of Law 6,404, of December 15, 1976, in addition to the sums of judicial fees.

In January 2011, Vale and MBR presented their defenses. Along with the statement of defense, procedural incidents of incompetence and impugnation were presented to the value of the case. The jurisdictional defense managed by Vale was rejected. Against this decision, Vale filed an interlocutory appeal, received in the supersedeas until its judgment. In January 2012, an appeal was granted to determine the decline of jurisdiction for the judicial district of Rio de Janeiro. Against said appellate decision, Clube Sudfer lodged a Special Appeal, inadmissible by the court of origin. Unsatisfied, the investment club filed a Special Appeal addressed to the STJ, which was not heard due to its untimeliness. Against that decision, Clube Sudfer filed an internal interlocutory appeal, to which Vale and other appellees filed an objection. Currently, the internal interlocutory appeal is pending judgment before the STJ since May 2014. The main proceeding has already been assigned to the Court of Rio de Janeiro, and is being processed before the 2nd Business Court of Rio de Janeiro and received the number 0203958-80.2015.8.19.0001. After the filing of the reply and the statement of the parties regarding evidence, the court ordered the CVM to be notified to state its opinion. With the CVM's statement, Vale petitioned, on February 4, 2016, reiterating the defense’s arguments, which were ratified in the CVM's response. On March 7, 2016, the pretrial order was published, which (i) established as a controversial issue the existence of abuse of power of the controllers, due to the difference in consideration for the service provided to non-captive customers and captive customers that are part of the controlling group of the company; (ii) dismissed the preliminary allegations presented by the defendants; (iii) rejected the production of parol evidence required by another party; (iv) granted the production of additional documentary evidence required by Vale and other parties. Motion for clarification was filed against that decision, which are still pending judgment. The motion mentioned the court’s omission by not analyzing the incidents of objection to the amount in dispute. In August 2016, the records were sent to the Judicial Expert, and were returned on March 31, 2017, with a fee proposal. On July 11, 2017 the defendant parties challenged SUDFER's questions and, consequently, the fee proposal submitted by the expert. There is no deadline open for the expert to express her views on the allegations/challenges presented by all the defendants yet.

At the same time, Interlocutory Appeal 0029853-93.2016.8.19.0000 had been filed against the TJRJ for the reversal of the decision of the trial court judge, which dismissed the preliminary objection raised in defense. The Interlocutory Appeal, when examined by the Rapporteur, in a decision by the trial court, was upheld. As a result, the Internal Interlocutory Appeal was filed for the Chamber of the TJRJ, and it was judged on March 14, 2018, having been unanimously approved and thus expressly acknowledged/accepted the prescription argument. Against the appellate decision of the Interlocutory Appeal, SUDFER filed motion for clarification, which is still pending processing for judgment since December 12, 2018.

On May 3, 2018, a decision was published in the main proceedings requesting that information be provided on the stage of the aforementioned Interlocutory Appeal, which deadline was fulfilled on May 9, 2018. The main proceedings are still awaiting the final decision on the matter taken to 2nd instance, through the aforementioned interlocutory appeal.

The interlocutory appeal was unanimously granted by the 6th CC, and thus accepted from the preliminary ruling on the merits to dismiss the initial claim as groundless. Against the decision, SUDFER filed a motion for clarification.

At the end of June, MRS and SUDFER started an extrajudicial agreement aimed at dismissing the disputes they had between them. MRS conditioned that the extrajudicial agreement should also reach the lawsuits brought by the CLUB against the controlling shareholders of MRS, such as this dispute, which would result in SUDFER abandoning this action.

The extrajudicial agreement was entered into by MRS and CLUBE in early July 2019, with MRS shareholders integrated into it.

As a result, on July 12, 2019, SUDFER filed a petition for withdrawal from the main lawsuit, and for the motion for clarification filed in the interlocutory appeal of the defendants, whose request was approved by the 6th CC of the TJ/RJ, and on October 29, 2019 the interlocutory appeal was definitively filed. The main case was sent to the filing center on February 13, 2020.

Chance of loss	Possible
Analysis of impact in the case of losing the suit	The eventual unfavorable decision in the case would bring to the Company financial losses and losses to its image.

Notes	Not applicable.

3) The original case was assigned to the Judicial District of Juiz de Fora/MG and as the alleged jurisdictional defense has been accepted, the case was referred to the 7th Business Court of Rio de Janeiro, receiving the no. 0354058-47.2015.8.19.0001
Court	7th Business Court of Judicial District of Rio de Janeiro
Instance	Trial Court
Date of filing	Jan 24, 2013
Parties to the proceeding	SUDFER (plaintiff) and Júlio Fontana Neto, Henrique Aché Pillar, José Paulo de Oliveira Alves, Pablo Javier de La Quintana Bruggemann, Lauro Henrique Campos Rezende, Wanderlei Viçoso Fagundes, Hugo Serrado Stoffel, Guilherme Frederico Escalhão, Delson de Miranda Tolentino, Marcus Jurandir de Araújo Tambasco, Chequer Hanna Bou-Habib, Roberto Gottschalk, Joaquim de Souza Gomes, Luiz Antônio Bonaguara, Company Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas – Usinas Siderúrgicas de Minas Gerais, Gerdau S.A. and Vale S.A. (defendants).
Amounts, goods or rights involved	Invaluable.
Main facts

The Clube Sudfer, as a minority shareholder of MRS Logística S.A. (“MRS”), filed a lawsuit against the officers, the members of the Board of Directors, and the controlling shareholders of MRS (among them, Vale). It claims that the officers and directors allegedly committed mismanagement by approving a tariff model harmful to MRS, which was in force in the period from 1998 to 2002. They claim that there as a conflict of interests between the controller shareholders and MRS, as long as, in the condition of captive customers of the railroad network, it was profitable for such customers the establishment of rates below the value practiced in the market. As a result of the adoption of the tariff model, MRS would have had losses, without the distribution of dividends to the shareholders. As no dividends were distributed, they allege that they would not have honored their financial commitments with third parties and, in addition, could not obtain financing from BNDES to participate in the second offer of MRS stocks, within the privatization process. Based on these allegations, it claims: (i) the conviction of the defendants for the payment of indemnification for moral damages, in the amount of R$ 150,000; (ii) the conviction of the controlling shareholders to comply with the obligation to do, consisting of the sale, in proportion to the interest of each, of 3,744,440 shares of MRS, at the same price and under the same conditions established in the privatization Request for Proposals; and (iii) considering the shareholding claimed, it requires the conviction of the defendants to pay all the differences related to the unpaid dividends.

On March 15, 2012, Vale, MBR, and the former directors of MRS, Messrs. Chequer Hanna Bou-habib, Guilherme Frederico Escalhão, Hugo Serrado Stoffel, and Roberto Gottschalk presented their defenses. Vale raised, yet, procedural issues (jurisdictional defense), aiming at having the action sent to the Judicial District of Rio de Janeiro. A decision was rendered, accepting this allegation and determining the remittance of the records to the Judiciary of Rio de Janeiro. Against said decision, the Clube Sudfer lodged an interlocutory appeal, which was not accepted in July 2012. In view of the refusal, the Clube Sudfer filed a Special Appeal, which has been pending before the STJ waiting for judgment since February 2013. In August 2015, the case was sent to Rio de Janeiro, after res judicata of the decision that accepted the jurisdictional defense filed by Gerdau. The claim was sent to the 7th Business Court of the State of Rio de Janeiro, having the notary certified the existence of process not served upon some of the defendants. SUDFER was notified on November 16, 2015 to express its opinion on the pending service of process, and said summons have not been served to date. All the defendants in this suit have not been served with process yet. Actually, on Jul 5, 2017, an announcement was published for the service of process upon the Estate of Wanderlei Viçoso Fagundes and Lauro Henrique Campos.

On January 8, 2018, the default of the Defendants that were summoned by notice was adjudicated; however, they were granted a Special Curator, pursuant to Law. On April 9, 2018, a decision was published for the parties to issue their statement regarding their interest in the holding of a conciliation hearing, in addition to specifying the evidence they intend to produce. On April 24, 2018, Vale filed a petition informing that it has no interest in a conciliation hearing, and that it has no additional evidence to be produced, as it is a matter of law. On May 2, 2018, a decision was published ordering the plaintiff to issue its opinion on the allegations presented by the defendants, and the deadline is still running.

On August 27, 2018, a judgment was issued, and the claim was dismissed as unfounded, as a result of the limitation period.

Against the judgment, SUDFER filed motion for clarification on September 24, 2018; however, they were rejected, according to a decision published on November 16, 2018.

SUDFER filed an appeal, and the defendants were granted permission to see the records of the appeal, in order to file their briefs.

Then, the defendants filed an appeal only to increase the costs of loss of suit set in the judgement.

The suit was sent to the TJ/RJ on May 31, 2019 and assigned to the 18th CC. On June 26, 2019, it was examined, and the appeals were unanimously rejected.

At the end of June, MRS and SUDFER started an extrajudicial agreement aimed at dismissing the disputes they had between them. MRS conditioned that the extrajudicial agreement should also reach the lawsuits brought by the CLUB against the controlling shareholders and Board members of MRS, such as this dispute, which would result in SUDFER abandoning this action.

The extrajudicial agreement was entered into by MRS and CLUBE in early July 2019, with MRS shareholders integrated into it.

On July 12, 2019, CLUBE SUDFER filed a petition to waive the right to appeal against the appellate decision, and thus filing for the dismissal of the dispute with judgment on the merits. The petition was signed jointly by the defendants in the lawsuit, presented by their lawyers. The request was ratified on August 15, 2019.

On September 2, 2019, the decision that ratified the request for waiver in appellate court became final and unappealable. In trial court, a decision was issued determining compliance with the appellate decision, which took place on September 10, 2020.

Final processing is awaited by the notary for the process to be remanded.

Chance of loss	Possible.
Analysis of impact in the case of losing the suit	The eventual unfavorable decision in the case would bring to the Company financial losses and losses to its image.
Notes	Waiting for final processing for the process to be remanded.

4) Proceeding of origin no. 0102696-23.2015.4.02.5101
Court	32nd Federal Court of the Judicial District of Rio de Janeiro
Instance	Trial court
Date of filing	Aug 20, 2015
Parties to the proceeding	SUDFER (plaintiff) versus CVM, Vale S.A., Companhia Siderúrgica Nacional, Minerações Brasileiras Reunidas S.A. – MBR, as well as certain MRS officers and directors at the time of the events.
Amounts, goods or rights involved	Invaluable.
Main facts

SUDFER filed this suit for the purpose of declaring a mistrial in CVM case in the Administrative Process Involving Sanctions no. 14/2005 (related to the determination of supposed irregularities in the MRS tariff model and supposed abuse of monopoly power by the MRS controlling shareholders), which after being mistrialed will imply the prompt reopening of the said administrative process with CVM so that a new decision shall be rendered by the Board of the institution.

The suit was filed in the year of 2015 only against CVM, however, on November 2016, the Judge ordered the inclusion of all legal and persons and entities involved as parties in CVM’s administrative process as defendants in this suit. As a result, the process is currently at its stage of service of process upon the defendants.

On September 21, 2017, a total of 18 defendants had already been served, with 15 defendants left to be served. As a result, SUDFER filed, and it was granted by the court, as per decision of February 06, 2018, that it should be supplied with new addresses resulting from searches at the INFOJUD/BACENJUD systems, due to the negative feedback of the service of process upon several defendants. On March 06 and 07, 2018, the information withdrawn from the systems was provided, but since then there has been no movement of the proceeding by the Plaintiff.

On May 7, 2018, the plaintiff took steps, but as of the date of this Reference Form not all defendants were served with process in the suit.

At the end of June, MRS and SUDFER started an extrajudicial agreement aimed at dismissing the disputes they had between them. MRS conditioned that the extrajudicial agreement should also reach the lawsuits brought by the CLUB against the controlling shareholders and Board members of MRS, such as this dispute, which would result in SUDFER abandoning this action.

The extrajudicial agreement was entered into by MRS and CLUBE in early July 2019, with MRS shareholders integrated into it.

On July 12, 2019, CLUBE SUDFER filed a petition to waive the right on which the suit is based, thus filing for the dismissal of the dispute with judgment on the merits.

On November 21, 2019, a decision was issued, ratifying the request for waiver and dismissing the action with judgment on the merits, and as a result the costs of loss of suit were defined in favor of the defendants' lawyers, set at 10% on the amount in dispute.

On March 23, 2020, the suit became final and unappealable.

On March 24, 2020, an order was issued determining that the defendants should request what they deem pertinent, notwithstanding the payment of the costs of loss of suit by SUDFER, as a result of res judicata.

Thus, final processing is awaited by the notary for the process to be remanded.

Chance of loss	Remote.
Analysis of impact in the case of losing the suit	Possible unfavorable decision in the case would bring to the Company financial losses and losses to its image.

5) Case no. 1:15-cv-09539
Notes	Said proceeding is already described in item 4.3 above. For information, see proceeding information on Table 12 of subitem “(iii) Civil” of item 4.3 of this Reference Form.

4.4.1. – Indicate the total amount provisioned, if any, of the proceedings described in item 4.4

On December 31, 2019, there was no amount provisioned for the proceedings mentioned on item 4.4 above.

4.5 – Relevant confidential claims

Item 4.5 comprises secret proceedings considered relevant to the Company's and/or its subsidiaries' businesses as of December 31, 2019. For the relevant proceedings, as applicable, after December 31, 2019, see item 4.7 of this Reference Form.

1) Case no. 0393909-98.2012.8.19.0001
Amounts, goods or rights involved

Amount involved in the process according to the Company analysis of December 31, 2019: R$175,799,305.08.

Discussion regarding the maturity of specific debentures. The claim was granted, against Vale’s interests, the appellate decision was affirmed. Appeal to higher bodies still pending judgment, when requested by the parties that the proceeding was conducted on secrecy of justice, having been granted.

The parties entered into an agreement in mid-2018, which was ratified in October 2018. The deadline for compliance with the agreement is awaited.

Analysis of impact in the case of losing the suit	Any adverse decision in the proceeding would generate financial loss for the Company.

2) Case no. 1015425-06.2019.4.01.3400
Amounts, goods or rights involved	Invaluable amount. It is a citizen suit for the purpose of preventing CADE from authorizing Vale to acquire a specific company.
Analysis of impact in the case of losing the suit	The lawsuit is relevant due to the economic impact in the event of possible annulment of the business carried out, in addition to having reputational/image impacts.

4.6 - Publicly known, relevant, repeated or related in-court, administrative or arbitration proceedings

The items below show a description of publicly known and relevant or related in-court, administrative or arbitration proceedings started until December 31, 2019. For information on relevant lawsuits instituted or in which the Company was cited after said date, see item 4.7 of this Reference Form.

(i) Labor

In this section 4.6 in the Reference Form, the amounts of the proceedings of repeated or related in-court nature are highlighted. Considering the size of the Company, the number of employees and service providers and the number of employment claims, repeated proceedings were those that represent more than 5% of the total claims against the Company on December 31, 2019, which are described in the table below, namely: joint and several/secondary liability (30%); overtime (17%); hazard pay and premium for dangerous work (6%).

Legal fact and/or cause	The most recurrent objects are secondary/joint and several liability, overtime and premium for dangerous work and hazard.
Amounts involved	R$9.2 billion.
Company or its controlled company practice that caused such contingency	Difference of interpretation given by the Company, employees and unions to various facts, legal and regulatory instruments concerning the issues above.

(ii) Taxes

Legal fact and/or cause	Collection of isolated penalties in the amount of 50% on the amount of the compensations rejected by the Brazilian Internal Revenue Service.
Amounts involved	R$ 1.5 billion (as of December 31, 2019)
Company or its controlled company practice that caused such contingency

Vale, its subsidiaries and divested companies (whose liabilities remain under Vale's responsibility) received several notices from the Brazilian Internal Revenue Service imposing fines resulting from denied compensations for the settlement of federal debts.

In these cases, the Brazilian Internal Revenue Service understood that the compensations were made with undue credits, and issued notices of violation imposing a fine of 50% on the value of the compensations not approved. The rejections of the requests for compensation for payment of taxes are discussed in other administrative proceedings. If the companies succeed in these proceedings, the corresponding 50% fines must be cancelled.

There is an affected leading case with general repercussion, which will be judged by the Supreme Federal Court (STF), which discusses the application of the isolated 50% fine and will affect all taxpayers discussing this thesis.

Legal fact and/or cause	Discussions about the taxable base for the calculation of the Financial Compensation for the Exploration of Mineral Resources – CFEM
Amounts involved	R$ 8.1 billion (as of December 31, 2019)
Company or its controlled company practice that caused such contingency

Vale, its subsidiaries and divested companies (which liabilities remain under the responsibility of Vale) are parties in several administrative and legal proceedings concerning the collection of CFEM credits. The proceedings originated in collections filed by the former National Mineral Production Department (“DNPM”), replaced with the National Mining Agency (“ANM”), which main discussions involve the deduction of insurance and transportation costs and taxes highlighted in invoice, as well as the application of this compensation on pellets and revenues from sales carried out by the Company’s subsidiaries abroad.

In 2013, the companies paid amounts related to transportation, not highlighted in the invoice and not preempted, having been considered the preemptive period of 5 years.

The former DNPM argued that the deadline for the collections would be 20 years. The companies argued that the applicable preemptive period would be 5 years. In December 2015, the Federal Attorney General’s Office (AGU) issued legal advice concluding that the CFEM charges are subject to the preemptive period of 10 years. This conclusion is in accordance with the decisions of the Superior Court of Justice (STJ).

In 2016, the complementary discharge of the transportation values not highlighted in note and not preempted, this time considering the limitation period of 10 years.

In April 2020, Vale was summoned by the ANM about the deduction of perempted amounts (10-year term) and those already paid by the company. The Company is currently evaluating the new amounts presented, due to the reductions made by ANM.

In March 2020, the Company received new charges from CFEM, which will be defended in all its aspects (see Section 4.7, I.d of this Reference Form.).

Legal fact and/or cause	Taxation on Profits Earned by Foreign Subsidiaries
Amounts involved

For the periods from 1996 to 2002 (and glosses reflected in 2005), the amount involved on December 31, 2019 was R $ 2.3 billion, which became R $ 1.00 as of May 2020, considering a favorable court decision obtained by Vale.

For the periods from 2003 to 2012, the value is R $ 22.2 billion (value included in REFIS in 2013).

Company or its controlled company practice that caused such contingency

In 2003, Vale filed a Writ of Mandamus to recognize the right not to be subject to taxation of IRPJ and CSLL over the profits of its subsidiaries and affiliates abroad, pursuant to art. 74 of Provisional Measure 2,158-34/2001, and later re-editions.

The main arguments of the Company are: (i) article 74 of the Provisional Measure ignores the treaties against double taxation signed by Brazil; (ii) the Brazilian Tax Code prohibits the referred to taxation by means of a Provisional Measure; (iii) even if article 74 of the Provisional Measure were valid, the exchange variation should be excluded from the calculation of taxes due; (iv) illegality of IN 213/2002; and (v) violation of the principle of nonretroactivity, in relation to generating facts occurring before December of 2001.

The Federal Government made several administrative and legal charges for the IRPJ and CSLL requirements on the profits earned by Vale subsidiaries and affiliates abroad, referring to the years from 1996 to 2008, and the values for the base years 2009 to 2012 were acknowledged and constituted by the company, for inclusion in the installments addressed below.

In 2013, the amount under discussion was significantly reduced due to the company’s adherence to REFIS-TBU for the years from 2003 to 2012, except for the base year 2005, the installment related to the reflections from 1996 to 2002. Under REFIS, the company paid R$5.9 billion in 2013 and agreed to pay the remaining R$16.3 billion in monthly installments, updated by SELIC. On December 31, 2019, the remaining balance to be paid by the company was R$15.334 billion, in 106 future installments.

The legal discussion continues for the fiscal years from 1996 to 2002 and reflections on the calendar year 2005, on the grounds that the MP 2.158/2001 could not date back to mention facts that were prior to its validity, as decided by the Federal Supreme Court (STF) in ADI 2.588, and for calendar years 2013 onwards. Based on the aforementioned STF decision, the Company requested the full extinction of these debts (including the disallowed reflexes in 2005), the Federal Government submitted a statement in accordance with the company's request and, on May 22, 2020, a court decision was issued determining the termination of this charge.In 2014, the Superior Court of Justice (STJ) issued a decision favorable to the company in the Writ of Mandamus filed in 2003. The Federal Government filed an Extraordinary Appeal against this decision, which is pending judgment by the Federal Supreme Court (STF).

Legal fact and/or cause	Debate about the taking of PIS and COFINS credits, in the years 2008, 2009, 2010 and 2011.
Amounts involved	R$ 5.5 billion (December 31, 2019).
Company or its controlled company practice that caused such contingency

Vale, its subsidiaries and divested companies, which liabilities remains under the responsibility of Vale, received several charges drawn by the Brazilian Internal Revenue Service.

The tax authorities claim mainly that (i) some credits taken by the companies have no relation to the productive process, and that (ii) the right of use of tax credits was not properly shown.

Vale, its subsidiaries and divested companies discuss these charges at the administrative and judicial levels to demonstrate the proper use of credits.

Legal fact and/or cause	ICMS charge and fine
Amounts involved	R$ 3.479 billion (as of December 31, 2019).
Company or its controlled company practice that caused such contingency	Vale, its subsidiaries and divested companies (which liabilities remain under the responsibility of Vale) discuss the charging of Tax on the Circulation of Goods and on Services (ICMS) and fine in several States. In these proceedings, the main claims of the tax authorities are: (i) undue credit of the tax (ii) noncompliance with accessory obligations (iii) tax charge in the acquisition of electricity, and (iv) payment of ICMS/DIFAL in the operations the generate assets to the State of Pará.

Legal fact and/or cause	ICMS charge in own transportation and penalty
Amounts involved	R$ 1 billion.
Company or its controlled company practice that caused such contingency

Vale discusses the charging of Tax on the Circulation of Goods and on Services (ICMS) and fine, supposedly due to Minas Gerais State, as applicable on the transportation of iron ore by Vale itself.

The discussion regarding the collection of the events generating 2009 and 2010, in the total amount of R$ 632 million, was closed in favor of Vale. The discussion continues regarding the fiscal years of 2011 to 2013, in the total amount of R$ 1 billion. In this proceeding, judicial decisions in favor of Vale's thesis were rendered in trial court and appellate court, which caused the State of Minas Gerais to appeal to the higher courts (RESp and RE), which currently await decisions regarding their admissibility.

Vale argues that the ICMS is not due because there is no transportation service for itself.

Legal fact and/or cause	Charging of IRPJ and CSLL on the alleged non-deductibility of goodwill amortization on the acquisition of CAEMI
Amounts involved	As of December 31, 2019, the total amount under discussion involved a collection of R$ 1.5 billion for the years 2013 and 2014, as well as a reduction of the tax losses recorded in 2013 in the amount of R$ 519.6 million.
Company or its controlled company practice that caused such contingency

Vale discusses two (2) notices of violation issued by the Federal Government to collect IRPJ and CSLL for the years 2013 and 2014.

Said notices are based on the alleged non-deductibility of goodwill amortization expenses recorded by Vale on the acquisition of the company CAEMI (merged into Vale).

The disallowance of goodwill amortization expenses implied a reduction in the balance of tax losses recorded by the company and insufficient payment of IRPJ and CSLL.

The Company is discussing both charges at administrative level.

(iii) Civil

Legal fact and/or cause	Twelve suits were proposed by pension funds, which through these demands postulate the receipt of inflationary purges arising from the economic plans denominated Summer Plan and Collor Plan on the amounts paid in the contracts of purchase and sale of gold at fixed-terms entered into with Vale from 1988. Of these 12 lawsuits, Vale had 1 favorable decision that has already been res judicata and is in the process of executing costs of loss of suit; however, the remaining lawsuits have resulted in or are being unfavorable to the company, with the res judicata in some cases and already payment of the respective adverse judgments, leading to the dismissal of these actions. With this, 9 suits are still ongoing in the Judiciary. Of these 9 suits, 1 reflects the action in which Vale was successful, and the remaining have provisioned amounts.
Amounts involved	R$437,854,456.64 (as of December 31, 2019), corresponding to the total amount involved in the nine cases that are still ongoing in the Judiciary on December 31, 2019. The 8 actions that have had unfavorable results for the Company so far reflect the amount of R$ 170,191,457.65 in the provision (as of December 31, 2019).

Company or its controlled company practice that caused such contingency	The contingency has been generated according to the edition of economic plans called Plano Verão and Plano Collor, both created by the Federal Government, between 1989 and 1991. The contracts in discussion around these disputes were all paid by Vale and considered to be settled by the plaintiffs at the time. However, the plaintiffs filed a suit aimed at extending application of the decision on a matter judged in the STJ for saving accounts to contracts concluded with Vale. The Company maintains that repayment of inflationary purges is not due.

Legal fact and/or cause	Demands refer to emotional distress and / or pecuniary damages arising from reflexes caused by the rupture of the Fundão Dam located in the Municipality of Mariana.
Amounts involved	Until December 31, 2019, Vale had been summoned in 12 demands within this category, and the amount involved is invaluable.
Company or its controlled company practice that caused such contingency	The demands plead emotional distress and/or pecuniary damages originated from Fundão Dam, located in the Municipality of Mariana, Minas Gerais State, property of Samarco Mineração S.A., company in which Vale holds 50% of capital share, with the remaining 50% held by BHP Billiton Brasil Ltda. (“BHPB”).

(iv) Environmental

Legal fact and/or cause	Public civil actions filed by the Public Prosecution Office of Minas Gerais, requiring various precautionary and emergency measures, including, in the area of Environmental Law, the preparation of rescue plans for fauna and cultural goods, in relation to several Vale dams in the State of Minas Gerais. Cases no. 0004741-98.2019.8.13.0319, 5000435-60.2019.8.13.0461, 5000153-77.2019.8.13.0572, 5000150-25.2019.8.13.0572, 5000149-40.2019.8.13.0572, 5000406-54.2019.8.13.0317, 5000402-17.2019.8.13.0317, 5000915-81.2019.8.13.0188, 5000833-77.2019.8.13.0567, 5000121-74.2019.8.13.0054, 5000905-37.2019.8.13.0188, 5001130-57.2019.8.13.0188, 5000616-50.2019.8.13.0400, 5000021-03.2019.8.13.0319, 5000092-67.2019.8.13.0557, 5000203-75.2019.8.13.0064, 5000549-43.2019.8.13.0317, and 5000548-58.2019.8.13.0317.
Amounts involved	All actions have an inestimable value, and any unfolding of this lawsuit may have financial and operational, impacts to important mines in the State of Minas Gerais and reputational impacts to the Company, as well as penalties of a daily fine of up to R$ 1 million for failure to comply with the judicial decisions.
Company or its controlled company practice that caused such contingency	These lawsuits were filed as a result of the loss of credibility of Vale's stability assessments, since the B-I dam in Brumadinho, which broke on January 25, 2019, had a valid stability statement.

4.6.1. – Indicate the total amount provisioned, if any, of the proceedings described in item 4.6

(i) Labor

As of December 31, 2019, the total amount provisioned, considering the labor lawsuits that together are relevant, described in sub-item (i) of item 4.6 above.was of approximately R$ 761 million

(ii) Taxes

On December 31, 2019, the total amount provisioned, considering the tax proceedings that are relevant together, described in subitem (ii) of item 4.6 above, was of approximately R$ 3.5 million.

(iii) Civil

On December 31, 2019, the total amount provisioned, considered the civil processes that are relevant together described in subitem (iii) of item 4.6 above, was approximately R$170 million.

(iv) Environmental

As of December 31, 2019, there were no amounts provisioned for the environmental lawsuits that together are relevant, described in sub-item (i) of item 4.6 above.

4.7 - Other relevant contingencies

Additional Clarifications to items 4.3 to 4.7

In this item, the Company provides information on:

(I)	the relevant proceedings that have been filed or in which the Company was served with process after December 31, 2019;

(II)	parliamentary inquiry committees set up; and

(III)	Commitment Agreements and Consent Decrees entered into by the Company or its subsidiaries, which are relevant to the business.

(I)                  RELEVANT PROCEEDINGS FILED AFTER DECEMBER 31, 2019

The tables below present an individual description of the civil cases deemed relevant for the businesses of the Company and/or of its subsidiaries, in which the Company was cited after December 31, 2019:

1) Case no. 1000504-03.2020.4.01.3822
Court	12th Federal Civil and Agrarian Court of the SJMG of the Judicial District of Belo Horizonte
Instance	Trial Court
Date of filing	March 23, 2020
Parties to the proceeding	Federal Prosecution Office, Municipality of Barra Longa, Samarco Mineração, Fundação Renova, Vale, BHP Billiton Ltda.
Amounts, goods or rights involved	The amount in dispute was R$32,588,712.00.
Main facts

This is a public-interest civil action filed by the Public Prosecution Office, through which it seeks to have the defendants ordered to pay all the costs with the implementation of the Barra Longa Health Action Plan, in favor of the Unified Health System - SUS, including through transfers that are necessary to the municipality of Barra Longa.

On April 16, 2020, the injunction was considered and not granted.

Chance of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	Invaluable. The relevance of the lawsuit stems from the fact that it is a public-interest civil action filed by the Prosecution Office, requiring the funding of the implementation of the Health Action Plan.
Notes	Not applicable.

2) Case no. 5000885-66.2020.8.13.0461
Court	1st Civil Court of the Judicial District of Ouro Preto
Instance	Trial Court
Date of filing	April 7, 2020
Parties to the proceeding	Public Prosecution Office of the State of Minas Gerais v. Vale S.A.
Amounts, goods or rights involved	The amount in dispute was R$1,000,000,000.00; however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic nature.
Main facts

It is a provisional remedy in advance, assigned to the same judge presiding over a connected lawsuit to ACP Doutor (no. 5000435-60.2019.8.13.0461), aiming at the proper protection of individual, collective and diffuse economic, social and cultural rights of the existing communities downstream the Doutor dam, belonging to the Timbopeba Mine complex, which were surprised by a compulsory removal during the traffic restrictions imposed due to the pandemic of the new coronavirus.

On April 13, 2020, a decision was issued determining the random assignment of the action, as there is no relation between its requests and the other action to which it was linked. Then, the case records were assigned to the 1st Civil Court of the Judicial District of Ouro Preto. Vale filed a statement on the same date.

On April 14, 2020, the required protection was partially granted, imposing on Vale the fulfillment of several measures, as well as freeze, through BACENJUD, of R$ 50 million.

Against the aforementioned decision, Vale filed an interlocutory appeal, which was assigned to the 6th Civil Chamber, having as Rapporteur Justice Yeda Athias, with supersedeas rejected on April 30, 2020.

Chance of loss	Possible.
Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company.	Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Public Prosecution Office and by the Public Defender’s Office of the State of Minas Gerais, aiming at the reparation and adoption of measures in case of failure of the Gongo Soco dam, and losing the lawsuit may cause significant financial losses to the Company.
Notes	Not Applicable.

The following table presents a description of legal, administrative or arbitral proceedings of a tax nature, which are repetitive or connected, non-confidential and relevant together, filed or in which the Company was notified after December 31, 2020:

Legal fact and/or cause	Discussions about the taxable base for the calculation of the Financial Compensation for the Exploration of Mineral Resources – CFEM
Amounts involved	R$ 3.1 billion (on December 31, 2020).
Company or its controlled company practice that caused such contingency

As described in item 4.6., ii, Vale, its subsidiaries and divested companies, whose liabilities remain under the responsibility of Vale are parties in several administrative and legal proceedings concerning CFEM collection.

The Company received new CFEM charges, which will be defended in all its aspects.

The new proceedings originated in collections filed by the National Mining Agency (“ANM”), which main discussions involve the deduction of insurance and transportation costs and taxes highlighted in invoice, as well as the incidence of this compensation on pellets and revenues from sales carried out by the Company’s subsidiaries abroad.

For more information, see item 4.6 (ii) of this Reference Form.

(II) Parliamentary Inquiry Committees (CPI)

The parliamentary inquiry committees deemed relevant for the businesses of the Company and/or of its subsidiaries are:

▪	Parliamentary Inquiry Committee - Federal Senate: established on March 13, 2019, to investigate the possible causes of the failure of the tailings dam at Córrego do Feijão, as well as the responsibility to these facts.

▪	Parliamentary Inquiry Committee - State Legislature of Minas Gerais: established in February 2019 to determine the causes of the failure of the Vale’s tailings dam at Brumadinho.

(III) Commitment Agreements and Consent Decrees

(A)	Failure of the b1 dam of the Córrego do Feijão Mine

1) Preliminary Agreement in hearing
Source: ACP 5010709-36.2019.8.13.0024 / ACP 5026408-67.2019.8.13.0024
(a) Signatories	State of Minas Gerais, the Office of the Counsel of the State of Minas Gerais, the Public Prosecution Office of the State of Minas Gerais, the Public Defender's Office of the State of Minas Gerais, Office of the General Counsel for the Federal Government, Federal Prosecution Office, Federal Government Public Defender’s Office, Representatives of the victims of the failure, Members of the Movement of Persons Affected by Dams and Vale.

(b) Date of the execution	Feb 20, 2019
(c) Description of the facts that led to the execution of the instrument	Filing of case no. 5010709-36.2019.8.13.0024, in which it was requested by the State that Vale pay the advance of the emergency indemnities.
(d) Assumed obligations	To advance the indemnification of 1 minimum monthly wage for all adults, as well as 50% of this amount for adolescents and 25% for children: (a) all persons registered in the city of Brumadinho, up to the date of the failure of the Dam; (b) residents up to 1 km from the Paraopeba river bed, from Brumadinho to the city of Pompéu, at the Retiro Baixo dam.
(e) Term, if any	For one year starting on January 25, 2019. Extended on November 28, 2019, for an additional period of ten (10) months.
(f) Information on the actions being adopted to comply with the obligations assumed in the term	On November 28, 2019, the parties signed an agreement to enable the continuity of the emergency payment, for an additional period of ten (10) months, counted from January 25, 2020, at the same levels of amounts agreed on February 19, 2019, for (a) people who were proven to live in the communities of Córrego do Feijão, Parque da Cachoeira, Alberto Flores, Cantagalo, Pires, and on the banks of the Ferro-Carvão stream; (b) people who are participating in the assistance programs sponsored by Vale; (c) people included in the agreement signed on February 20, 2019, but in the amount corresponding to 50.0% of the total.
(g) Consequences in case of noncompliance	-

2) TAC AECOM – MPMG
Origin: Civil Inquiry no. MPMG 0090.16.000311-8, homologated at ACP 5026408-67.2019.8.13.0024
(a) Signatories	Public Prosecution Office of Minas Gerais ("MPMG") and Vale S/A, with intervention of AECOM do Brasil LTDA.
(b) Date of the execution	Feb 15, 2019
(c) Description of the facts that led to the execution of the instrument	On January 26, 2019, the day after the failure of the BI, BIV and BIVA dams, the MPMG, acting on an emergency basis, called on the intervener so that its technicians immediately went to the site of the Rupture to assess the effectiveness of the measures adopted by the committed party to ensure the safety and stability of the remaining structures of the Paraopeba II Complex - Córrego do Feijão Mine, in the municipality of Brumadinho-MG, as well as to verify the adequacy of the measures adopted to contain tailings and mitigation of impacts and damage to the environment, due to the necessity of verifying compliance with the judicial decision rendered by the court of the judicial district of Brumadinho.
(d) Assumed obligations	(a) check the safety and stability of the remaining structures of the Paraopeba 11 Complex - Feijão Mine, in Brumadinho; (b) assess the effectiveness of the measures that have been and will be adopted by Vale for the containment of waste and for the socio-environmental recovery of all impacted areas. Scope of services: (i) certifying accountant in geotechnical areas; (ii) dam safety; (iii) archeology, (iv) speleology, (v) handling of tailings, (vi) characterization, (vii) environmental remediation and (viii) monitoring of the air, fauna, flora and water resources impacted by the failure of the dams.
(e) Term, if any

a. Field visits of the geotechnical, hydraulic, hydrology, environmental remediation team of AECOM, with weekly frequency in the first 6 months, and monthly from the seventh month, with the appropriate duration to meet the defined scope;

b. Preparation of the detailed certifying accountant reports, which will be submitted to the committed party and the committing party, within 10 working days of the presentation meeting, which will be held after each monthly field visit.

(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	Failure to comply with the obligations assumed shall be notified by the committing party to the committed party to be remedied or duly justified within 30 working days. If noncompliance persists and is not justified, the obligatory daily fine of up to R$ 30,000.00 may be applied, limited to a 30-day penalty period, which will be reverted to FUNEMP.

3) TAC UNION - WATER
Origin: Case no. 1001659-44.2019.4.01.3800.
(a) Signatories	Federal Government and Vale.
(b) Date of the execution	March 13, 2019 Vale and the Federal Government agreed to extend the term for another 12 months, which is pending court approval.
(c) Description of the facts that led to the execution of the instrument	On February 7, 2019, the Federal Government proposed before the 19th Federal Court of the Judicial District of Minas Gerais, a preliminary provisional remedy (no. 1001659-44.2019.4.01.3800) in order to determine the water conditions of the Paraopeba River.
(d) Assumed obligations	The contracting and costing by the independent laboratory that meets the requirements specified in NBR ISO/IEC 17025:2005, to be made available to the committing party, with analytical capacity for analysis of samples in collective and individual alternative solutions of water supply, whose abstractions in underground water sources are located at a distance of up to 100 meters from the banks of the Paraopeba river, to be collected by agents of the Unified Health System (SUS), with a specific objective of providing a temporary supply of demand not supported by public health laboratories.
(e) Term, if any

The sample collection frequency, defined above, will be weekly in the first month of validity of the Term, and in the others, if there are changes, it will be, at most weekly, at the highest frequency.

Funding of laboratory analyses for a period of 1 year, counting from the ratification of the Commitment Agreement.

On March 13, 2020, Vale and the Federal Government informed the court that they agreed to extend, for a period of thirty (30) days, the funding of laboratory analyses.

On April 13, 2020, Vale and the Federal Government informed the court that they agreed to extend, for a period of one (1) year, the funding of laboratory analyses.

(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	Failure to comply with the obligations assumed herein shall be notified by the committing party to the committed party, to be remedied or duly justified within 5 working days. If noncompliance persists and is not justified, the arbitrary daily fine of up to R$ 30,000.00 may be applied, limited to a 30-day penalty period.

4) TAC PARÁ DE MINAS
Origin: Cases no. 5010709-36.2019.8.13.0024 / 5026408-67.2019.8.13.0024 / 5044954-73.2019.8.13.0024
(a) Signatories	Public Prosecution Office of the State of Minas Gerais, Municipality of Pará de Minas, Águas de Pará de Minas S/A and Vale.
(b) Date of the execution	March 15, 2019
(c) Description of the facts that led to the execution of the instrument	The water collected from the Paraopeba River, in the city of Pará de Minas, became unfit for use after the rupture of the B1 Dam, on January 25, 2019, in Brumadinho.
(d) Assumed obligations	The main purpose of this instrument consists in the preparation, the costing and the execution of the project and works for the construction of new systems of capture and adduction of untreated water, apt and sufficient to guarantee at least a flow of, at least, 284 liters per second, to be made available at the existing water treatment plant, located in Pará de Minas, in substitution of the abstraction that was made at Rio Paraopeba.
(e) Term, if any	Vale has undertaken, within a period up to April 14, 2019, to submit the geographic coordinates for edition by the municipality of the competent Decree of institution of easement, concerning the area in which the works will be performed, which has already been fulfilled;

Vale undertakes to execute and complete the project by July 20, 2020 (obligation that was still pending at the date of submission of this report);

Vale has undertaken, up to May 17, 2019, to perform the abstraction of untreated water at the confluence of Moreira and Cova Danta streams, until the work is completed, an obligation that has already been fulfilled;

Vale, within the period until June 16, 2019, has undertaken to drill enough artesian wells to guarantee a new water availability of at least 25 liters per second, an obligation that has already been fulfilled;

Vale undertakes to supply drinking water to the population of Pará de Minas until the submittal of a report proving that the abstraction and supply facilities are operating properly, an obligation that as of the date of this report is still at the fulfillment phase.

(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is taking the necessary measures to comply with the TAC obligations, and has discussions with the MP on the possible need for renegotiation of deadlines, due to the impacts of the COVID-19 pandemic on the works.
(g) Consequences in case of noncompliance	The total or partial noncompliance of the clauses of the Instrument will entail the payment by Vale of a daily fine in the amount of R$ 100,000.00, limited to R$127,000,000.00..

5) Preliminary Consent Decree - TAP-E Pataxó
Origin: Civil Investigation by Federal Public Prosecution Office no. 1.22.000.000418/2019-12
(a) Signatories	Federal Prosecution Office, Pataxó Hã Hã Hãe, Indigenous People, Pataxó, Indigenous People, Naô Xohã Community, National Foundation of the Indian - FUNAI and Vale.
(b) Date of the execution	Apr 5, 2019
(c) Description of the facts that led to the execution of the instrument	Definition and Regulation of emergency measures to interrupt and/or mitigate the socioeconomic and environmental damages suffered by the indigenous community.
(d) Assumed obligations

Adoption or continuity of actions to control the appearance of animal carcasses, the proliferation of synanthropic species and vectors of communicable diseases, caused by the rupture of the B1 Dam.

Costing of contracting an entity that will provide independent technical auditing to the members of the Indigenous Community, through the carrying out of impact studies, preparation and definition of mitigation, reparatory and/or compensatory programs and the implementation of these programs.

Emergency monthly payments to all indigenous persons already resident in the Indigenous Community on the date of rupture for a period of 12 months.

Contracting of an independent entity to diagnose damages and impacts suffered by the Indigenous Community as a result of the rupture (socioeconomic consultancy).

On January 7, 2020, the parties signed the amendment to the Preliminary Consent Decree, through which they agreed on the extension of the emergency payment for another ten (10) months, starting from January 2020.

(e) Term, if any

30 days for costing of entity that will provide technical advic. It was registered in the minutes of the meeting of January 31, 2020 that “the deadline for hiring technical advisory shall be counted from the receipt of the work plan, as it shall submit the proposal and plan to its internal procedures of comparison of values with other companies/institutions in the sector, scope of work, compliance, among others”. The work plan has not yet been received.

12 months of emergency payments.

ten (10) months, as of January 2020, to make the emergency payment, in favor of members of the indigenous community.

(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	Fine of R$ 360,000.00 per non-complied clause, plus a daily fine of R$ 20,000.00.

6) Commitment Agreements - Dam safety

Origin: Cauê Mine: Public Civil Actions no. 5000406-54.2019.8.13.0317 and 5000402-17.2019.8.13.0317;

Meio e Conceição Minas: Public Civil Actions no. 5000548-58.2019.8.13.0317 and 5000549-43.2019.8.13.0317;

Brucutu e Capitão do Mato Mines: Public Civil Actions no. 5013909-51.2019.8.13.0024, 5000153-77.2019.8.13.0572 and 5000121-74.2019.8.13.0054

Gongo Soco Mine: Public Civil Actions no. 5013909-51.2019.8.13.0024, 5000121-74.2019.8.13.0054 and 5000045-50.2019.8. 13 .0054

Fábrica Mine: Public Civil Actions no. 5013909-51.2019.8.13.0024, 0004741-98.2019.8.13.0319 and 5000203-75.2019.8.13.0064

Abóboras, Mar Azul, Tamanduá, Alegria, Pico and Timbopeba Mines: Public Civil Actions no. 5013909-51.2019.8.13.0024, 5000435-60.2019.8.13.0461, 5100838-87.2019.8.13.0024, 5000905-37.2019.8.13.0188, 5001130-57.2019.8.13.0188, 5000616-50.2019.8.13.400, 5000021-03.2019.8.13.0319 and 5000901-97.2019.8.13.0188.

Córrego do Meio, Capanema and Fazendão Mines: Public Civil Actions no. 5000149-40.2019.8.13.0572, 5000150-25.2019.8.13.0572 and 5000833-77.2019.8.13.0567

(a) Signatories	Public Prosecution Office of the State of Minas Gerais, Vale, Government of the State of Minas Gerais,the respective auditing company and, as the case may be, the Public Ministry of Labor.
(b) Date of the execution

Cauê Mine: 4/16/2019

Conceição and do Meio Mines: 6/3/2019

Brucutu and Capitão do Mato Mines: 7/17/2019

Gongo Soco Mine: 7/23/2019

Fábrica: 9/23/2019

Abóboras, Mar Azul, Tamanduá, Alegria, Pico and Timbopeba Mines: 9/23/2019

Córrego do Meio, Capanema and Fazendão Mines: 1/23/2020

(c) Description of the facts that led to the execution of the instrument	After the rupture of BI dam, Public Prosecution Office of the State of Minas Gerais filed several public civil actions requesting, in preliminary injunction, the adoption of a series of Vale dam safety measures, including verification of the stability conditions of its structures, review of the PAEBM and PSB, among others. The preliminary injunctions were, to a large extent, deferred, imposing on Vale the execution of measures within technically unworkable terms, under penalty of a daily fine of R $ 1,000,000.00. In this scenario, Vale and Public Prosecution Office of the State of Minas Gerais started to negotiate agreements to technically adapt the obligations imposed by the preliminary decisions and resolve the respective ACPs. As a result of these negotiations, several similar Terms of Commitment were signed, in which it is agreed to contract an independent technical audit, which it has never contracted with Vale before, to assess issues related to the safety of Vale dams in all its state mines Minas Gerais, with the exception of Mina Del Rey.
(d) Assumed obligations	Contracting of the independent technical audit to verify the safety parameters of the dam, as well as monitoring of the implementation of the safety measures necessary to ensure the stability of the dams, as well as monitoring of the review of the Dam Safety Plan and the PAEBM response plan, in a situation resulting from the preliminary decision issued in the respective public civil action records. Regarding dams at emergency level 3. also included the audit of the necessary measures from the bias of worker safety. In accordance with the Terms of Commitment, Vale, unless otherwise justified, must guide its conduct in accordance with the recommendations of these audits.
(e) Term, if any	Continuous follow-up compliance.
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the Agreements.
(g) Consequences in case of noncompliance	Fine of R$ 100,000.00 for breach of agreement.

7) Preliminary Commitment Agreement - Fauna - Brumadinho:
Origin: Civil Inquiry 0090.019.000014-2
(a) Signatories	Public Prosecution Office of Minas Gerais and Vale
(b) Date of the execution	Apr 5, 2019

(c) Description of the facts that led to the execution of the instrument	Adoption of emergency/mitigation measures and action plans for the preservation of domestic and wild fauna directly and indirectly affected by the rupture.
(d) Assumed obligations

Vale was obliged to maintain the actions of the emergency plan for the actions of search, rescue and care of animals affected by the rupture of the dam of its mining complex in Brumadinho until definition of the final term by SEMAD. The obligation includes (i) the maintenance of sufficient and proficient professionals to be part of the technical team; (ii) the provision of infrastructure, equipment, machinery, vehicles and supplies necessary for the search, rescue and care of animals; (iii) diagnosis of affected areas; (iv) promotion of the immediate rescue of isolated animals, unless technical unfeasibility.

Vale also made a weekly report to the Public Prosecution Office for a period of two months on compliance with the plan.

Vale was also obliged to ensure favorable animal welfare conditions, including testing for canine visceral leishmaniasis, and the cases of positive results were treated.

Vale was still forced to complete the mud enclosure.

(e) Term, if any

Vale's obligations regarding the search, rescue and care of animals are extended until the definition of SEMAD, with IBAMA being heard.

The deadline for completing the mud enclosure is 30 days, and Vale has been constantly updating the tailings enclosure as the tailings removal actions progress.

(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance

8) Commitment Agreement - FAUNA
Source: ACP 5000435-60.2019.8.13.0461
(a) Signatories	Public Prosecution Office of the State of Minas Gerais and VALE S.A., with intervention of AECOM.
(b) Date of the execution	Sep 23, 2019
(c) Description of the facts that led to the execution of the instrument	Adoption of measures of comprehensive protection for domestic and wild animals found in the flood spots of VALE's structures in Minas Gerais.
(d) Obligations assumed

Proof of the execution of an independent technical audit service agreement with the INTERVENING PARTY.

Submittal of a specific schedule for the creation of a standardized and accessible database that stores all information regarding animals and their owners, and for the preparation of Fauna Plans.

To develop Fauna Plans to discipline the search and rescue of animals found in the flood spots, under the terms defined in the agreement.

(e) Term, if any	-
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	-

9) TAC Dam Break
Source: N/A
(a) Signatories	Public Prosecution Office of the State of Minas Gerais, Vale S.A., Aecom do Brasil Ltda., and State of Minas Gerais
(b) Date of the execution	Sep 23, 2019
(c) Description of the facts that led to the execution of the instrument	After the BI dam breach in Brumadinho, the Public Prosecution Office of the State of Minas Gerais filed several public-interest civil actions against Vale, seeking to inspect and ensure dam safety measures.For this reason, the parties entered into a commitment agreement aiming at the preparation/update of hypothetical breach studies of all mining dams in the State of Minas Gerais, having as intervener the external auditing company Aecom.
(d) Obligations assumed	(i) Preparation/update of review methodology of hypothetical breach studies of all mining structures in the State of Minas Gerais and monitoring of said review by independent technical audit; (ii) establishment of a timetable for the preparation and/or update of hypothetical breach scenario; (iii) establishment of the conditions for contracting and funding the audit to be carried out by the company Aecom; and (iv) adoption of all measures resulting from the update of the flood areas, such as update/review of the Dam Safety Plan, the Emergency Action Plan, with adaptation of escape routes and muster points, implementation of field signage and warning system, strategies for evacuation and rescue of the population, communication, adaptation of logistical structure, rescue and care of animals, cultural assets, among others.
(e) Term, if any	In addition to the schedule agreed between the parties, taking within 120 days, counted from the delivery of the final report of the hypothetical breach studies for each mining structure, all measures resulting from the update of the flood areas, such as the update/review of the Dam Safety Plan - PSB and the Emergency Action Plan - PAEBM.
(f) Information on the actions being adopted to comply with the obligations assumed in the term	Vale's operational team (geotechnics and engineering) is aligned with the independent technical audit company Aecom, to fulfill its obligations.
(g) Consequences in case of noncompliance	Application of daily fine in the amount of one hundred thousand reais (R$ 100,000.00).

10) TC Monitoring - IGAM
Source: ACP 5026408-67.2019.8.13.0024
(a) Signatories	Public Prosecution Office of the State of Minas Gerais and VALE S.A., with the intervention of AECOM, the State of Minas Gerais, IGAM, and the Federal Prosecution Office.
(b) Date of the execution	Nov 13, 2019
(c) Description of the facts that led to the execution of the instrument	Provision of independent technical and environmental auditing services by AECOM, to assess and guarantee the reliability of: (i) the surface water and sediment quality monitoring plan in the Paraopeba river and São Francisco river watersheds; (ii) the groundwater quality monitoring plan; (iii) the drinking water distribution program for the population affected by the breach; (iv) sediment entrainment studies; and (v) the program for transfer of the management of monitoring and data generated to IGAM.
(d) Obligations assumed

Funding of the provision of technical audit services.

Execute all action plans to ensure the effectiveness of the programs for monitoring the quality of surface water and groundwater, and sediments, as well as the quality of drinking water distributed by water trucks for the population affected by the breach.

Funding of contracting and supply of products/services necessary and technically adequate to carry out the work.

(e) Term, if any

Settle all expenses incurred by AECOM, within 30 days, counting from the proof of execution of the agreement for the provision of independent technical audit services, in the period between January 26, 2019 and the date of signature of the agreement to be executed.

Check the execution of the agreement with AECOM, within 30 days from the signing of the Instrument.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	Daily fine of R$ 100 thousand.

11) Instrument of Substitute Agreement of Environmental Penalty - SEMA Brumadinho
Origin: ACP 5001905-75.2019.8.13.0090
(a) Signatories	Municipality of Brumadinho, Secretariat of Environment and Sustainable Development of the Municipality of Brumadinho - SEMA and VALE S.A.
(b) Date of the execution	July 11, 2019

(c) Description of the facts that led to the execution of the instrument	Assumption of socio-environmental obligations by VALE vis-à-vis the MUNICIPALITY OF BRUMADINHO, for the total amount of fines imposed by SEMA, that is, R$ 108,782,890.00, to be applied, within the scope of Brumadinho, at (i) projects, works and related infrastructure initiatives, including those related to health, and (ii) in socio-environmental projects, both directly and indirectly related to the Breach and its consequences.
(d) Obligations assumed

Allocate the necessary resources to carry out the aforementioned projects, works and initiatives.

Contract the INCT Proposal and Diagnostic Plan.

Perform, by itself or third parties, the socio-environmental measures to be established in the Executive Design, under the terms, deadlines and conditions defined therein.

(e) Term, if any	-
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	Fine of R$ 20 thousand per act of default.

12) TAC COPASA (TAC Water)
Source: Case no. 5010709-36.2019.8.13.0024 / ACP 5026408-67.2019.8.13.0024
(a) Signatories	Public Prosecution Office of the State of Minas Gerais and VALE S.A., with the intervention of AECOM, the State of Minas Gerais, COPASA, and the Federal Prosecution Office.
(b) Date of the execution	July 8, 2019
(c) Description of the facts that led to the execution of the instrument	Provision of independent technical and environmental audit services by AECOM to check compliance with measures aimed at restoring water abstraction by COPASA for the Metropolitan Region of Belo Horizonte and other municipalities affected by the breach.
(d) Obligations assumed

Funding of the provision of technical audit services.

Execute all action plans for reparation of the impacts of the breach in water abstraction of RMBH and other impacted municipalities, and protect the integrity of the water supply system in view of the risk of breach of other structures.

Build, at its own expense, a new point for abstraction of water from the Paraopeba River, as indicated by COPASA.

Implement the works already agreed by the parties for the installation of cofferdams to protect COPASA's catchment and substation in Rio das Velhas.

Funding for the acquisition and transfer to COPASA of the area where the new water abstraction from the Paraopeba river will be built.

1st Amendment to the Commitment Agreement signed on 09/25/2019: Monitor, check and/or performance, when necessary, of measures aiming at the fulfillment of the stages of the schedule.

Fully implement all the electrical installations necessary for the new COPASA catchment, from the connection point to the COPASA new catchment substation, including the expansion of CEMIG's Brumadinho SE.

Prepare designs, submit them to CEMIG for approval, and build an electrical substation for COPASA's new catchment plant.

2nd Amendment to the Commitment Agreement signed on 10/21/2019: Perform interconnection works between the water supply systems of the Paraopeba Basin (SBP) and the Rio das Velhas Basin (SRV).

Implement an estimate of 50 deep wells to serve 40 essential customers located in the aforementioned Basins, as listed in Annex II, with an estimated volume of 80m3/day of water.

Reactivate wells for the municipalities of Lagoa Santa, São José da Lapa, and Vespasiano, including necessary adjustments to the distribution network, well water quality tests, and environmental regularization.

(e) Term, if any

Complete the construction of the new water catchment point on the Paraopeba River by September 30, 2020, an obligation that was underway until the date of submittal of this report.

1st Amendment: All obligations maturing on September 30, 2020 (obligations underway).

2nd Amendment: Make the connection between SBP and SRV by February 2020 (deadline extended - June 2020 and July 2020). Reactivate the Lagoa Santa wells by January 2020 (obligation completed). Reactivate the Vespasiano wells by January 2020 (deadline extended until June 2020); Reactivate São José da Lapa wells by February 2020 (overdue obligation); Drilling wells for essential customers between February and October 2020 (deadline extended until June 2020).

(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is taking the necessary measures to comply with the TAC obligations, and assessing possible need for renegotiation of deadlines, due to the impacts of the COVID-19 pandemic, and other facts beyond Vale’s will on the works.
(g) Consequences in case of noncompliance	Daily fine of R$ 100 thousand.

13) TC SEMA Brumadinho
Source: Official Letter 287/2019
(a) Signatories	Municipality of Brumadinho and VALE S/A
(b) Date of the execution	Sep 25, 2019
(c) Description of the facts that led to the execution of the instrument	Provide technical environmental advisory for SEMA Brumadinho.
(d) Obligations assumed

1) Pay for the hiring of a specialized company to perform the technical environmental advisory services, to monitor and assess the measures that have been taken for the environmental recovery of the municipality.

2) Rental of the following vehicles, in a unique and exclusive service for inspection and monitoring activities within the jurisdiction of the municipality: 1 double cabin truck, 4x4 traction, diesel and two passenger vehicles.

3) Carry out the maximum and global financial transfer of up to one million, seven hundred and fifteen thousand reais (R$ 1,715,000.00), which it considers to be sufficient for the execution of the subject matter of this Instrument, being the use of said sums exclusively for such ends.

(e) Term, if any	There is a deadline set for item (2) above: July 11, 2020.
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	-

14) TC DUP Brumadinho
Source: Official Letter 287/2019
(a) Signatories	Municipality of Brumadinho and VALE S/A
(b) Date of the execution	July 11, 2019
(c) Description of the facts that led to the execution of the instrument	Vale assumes all the costs of expropriation and any other properties affected by the dam breach, and undertakes to implement the Ferro-Carvão Municipal Park in the area with the costs of managing the UC for 12 years after the recovery of the area.

(d) Obligations assumed	Assumption of full responsibility for the execution of environmental recovery activities that make the creation, implementation and maintenance of the Ferro-Carvão Municipal Park feasible, occupying the territory affected by the slime of mining tailings arising from the dam breach of the Feijão stream.
(e) Term, if any	Creation and implementation of the Park within 18 months from the execution of the Instrument, that is, January/2021. Responsible for maintaining the Park for a period of 12 years.
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	-

15) Agreement of Procedures for the Reimbursement and Supply of Emergency Measures to the State of Minas Gerais
Origin: Cases no. ACP 5010709-36.2019.8.13.0024 e ACP 5026408-67.2019.8.13.0024
(a) Signatories	State of Minas, Advocacy-General of the State of Minas Gerais and Vale S.A..
(b) Date of the execution	March 7, 2019
(c) Description of the facts that led to the execution of the instrument	Filing of case no. 5010709-36.2019.8.13.0024, in which it was required by the State that Vale pay for the anticipation of emergency indemnities.
(d) Obligations assumed	Hiring and / or supply of products and / or services necessary and technically adequate for the execution, by the State of Minas Gerais, its agencies and its Indirect Administration of the emergency works related to the disruption. In addition, Vale should reimburse the State of Minas Gerais and its agencies directly and indirectly for all emergency expenses related to the disruption.
(e) Term, if any	12 months, extendable, by mutual agreement between the parties, if there is a need to continue the remedial measures.
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	Vale, up to the present date, has been complying with the agreement, through the seal of the Judiciary and prior assessment of the expenses pointed out by the State.
(g) Consequences in case of noncompliance	-

(B) Terms Relating to the Samarco Dam Breach

Vale is a defendant in several public-interest civil actions filed by district attorneys in Minas Gerais and Espírito Santo by other authorities or civil associations that claim compensation for environmental damage as a result of the rupture of the Samarco dam. The relieves requested in these proceedings are usually similar to the claims made in the public-interest civil action filed by the Brazilian government (case no. 0069758-61.2015.4.01.3400) and by others and similar to the public-interest civil action filed by the MPF (case no. 0023863-07.2016.4.01.3800).

In 2017, the Superior Court of Justice (STJ) decided that the 12th Federal Court of Belo Horizonte is the court of competent jurisdiction to rule on all these public-interest civil actions. All of these public-interest civil actions were suspended while negotiating an agreement with the MPF, as discussed in item 4.7 below.

Vale has been appointed as defendant in several private actions, which are filed before different state and federal courts in the states of Minas Gerais and Espírito Santo, filed by individuals, legal entities, municipalities and other entities that seek remediation and compensation for environmental damages, pecuniary damage and emotional distress resulting from the rupture of the Fundão dam. These lawsuits include requests for significant amounts in damages, injunctions, confiscation of property, and freezing of our bank accounts. Vale has reconciled some of these cases and continues to defend itself in several others.

Samarco is involved in several other investigations and actions seeking compensation for damages resulting from the failure of the dam. Immediately after the failure in the dam, the environmental body of the State of Minas Gerais and the DNPM (currently, ANM) determined the suspension of operations of Samarco, subject to the conclusion of these investigations about the causes of the dam rupture. The investigations concluded that there were concomitant factors - structural failures and earthquakes - that culminated in the disruption.

Subsequently, in September 2019, Samarco obtained the Corrective Operational Licensing (“LOC”, in portuguese), contemplating the regularization of existing structures, the regularization of emergency works and new solutions for the treatment of tailings. After obtaining the LOC, the necessary measures were taken to resume operations, such as operational readiness and installation of the filtering process.

Transaction and Conduct Adjustment Agreement within the scope of Public-Interest Civil Action 0069758-61.2015.4.01.3400 ("TTAC")
(a) Signatories	Samarco Mineração SA, Vale SA, BHP Billiton Brasil Ltda. ("BHPB"), Federal Union, States of Espírito Santo and Minas Gerais, Brazilian Institute of Environment and Renewable Natural Resources ("IBAMA"), Chico Mendes Institute, National Water Agency ("ANA"), ("FUNAI"), State Forestry Institute ("IEF"), Mining Institute of Water Management ("IGAM"), State Environmental Foundation ("FEAM" ), and State Institute of Environment and Water Resources, Institute of Agricultural and Forestry Defense of Espírito Santo and State Agency of Water Resources.
(b) Date of execution	March 02, 2016
(c) Description of the facts that led to the execution of the instrument

The signatory authorities filed a Public Interest Civil Action (Case no. 0069758-61.2015.4.01.3400) against Samarco and its shareholders seeking compensation for alleged socioeconomic and socio-environmental damages resulting from the Samarco tailings dam breach, as well as the adoption of a series of measures by Samarco and its shareholders for mitigation, reparation and compensation of the damages allegedly arising from the said accident. For information on said Public-Interest Civil Action no. 0069758-61.2015.4.01.3400, see item 4.3 of this Reference Form and for additional information regarding the accident, see items 4, 7.9 and 10.1 of this Reference Form.

The value of the Public-Interest Civil Action set by its plaintiffs was R$ 20,204,968,949.00. Following a series of negotiations between the authorities, Samarco, Vale and BHPB, the parties entered into TTAC, which provides for a long-term compensation and reparation plan in response to the event.

(d) Obligations assumed

According to the TTAC, on June 24, 2016, Samarco, Vale and BHPB established a Foundation, called "Renova Foundation", which will develop and implement environmental and socio-economic programs to repair and compensate damages caused by the rupture of the Samarco dam ("Foundation").

The TTAC includes two broad types of programs:

•   Reparation Programs to make up for damages to the environment, the local communities, and the social conditions of the regions affected.

•   Compensation Programs to offset the damages in the cases in which reparation is not possible, and provision funds for certain special projets, always acting in good faith.

In addition, the Foundation's activities are monitored by an independent external auditor.

Samarco will fund the Foundation with contributions as follows (calendar year):

o   R$ 2 billion in 2016, less the amount of funds already spent on or allocated to, remediation and compensation activities;

o   R$ 1.2 billion in 2017;

o   R$ 1.2 billion in 2018;

o   As of 2019, the value of the annual contributions will be defined in a sufficient amount, compatible with the projection for the execution of the Designs for the corresponding year.

Samarco agreed on approved annual contributions necessary to carry out the reparation and compensation projects for each fiscal year, and for the years 2019 to 2021 these contributions will be from R$ 800 million to R$ 1.6 billion.

As of the signature of the TTAC, the Foundation will allocate an annual amount of R$ 240 million, for a period of 15 years, for the execution of reparation and compensation projects. These annual amounts are already included in the contributions for the first six years. In addition, a contribution of R$ 500 million will be made for the basic sanitation of the affected regions.

Finally, let it be noted that the TTAC does not provide any acknowledgment of civil, criminal or administrative liability for the rupture of the Fundão dam. The TTAC provides that, within three years of the date of the agreement, the parties will review their terms to evaluate the effectiveness of ongoing reparation and compensation activities.

(e) Term, if any	The term of the TTAC is 15 years, renewable for periods of one year, successively, until all the obligations provided for in that term are fulfilled.
(f) Information on the conduct that is being adopted to comply with the obligations assumed in the instrument	Data and studies are already being evaluated and developed to comply with the TTAC. In addition, the programs provided by TTAC are being implemented. In addition, such programs have been revised.
(g) Consequences in case of noncompliance	Should Samarco fail to fulfill its obligation to provide resources to the Foundation, Vale and BHPB are required to provide resources to the Foundation in proportion to their 50% interest in Samarco.
(h) Other observations

Status of the Current Stage of TTAC’s Proceedings

The TTAC was approved by the Federal Regional Court of the 1st Region on May 5, 2016, and suspended the Public Interest Civil Action (Case no. 0069758-61.2015.4.01.34) highlighted above.

Nevertheless, against the decision that approved the TTAC, the Federal Prosecution Office has filed motion for clarification, questioning the jurisdiction of the Federal Regional Court of the 1st Region to approve the TTAC. In addition, the Federal Prosecution Office questioned the terms of the TTAC signed, regarding the adequacy of the measures established therein, as well as the legitimacy of the parties agreeing to the conclusion of the TTAC. It required, at this point, the granting of appeal against a nonunanimous appellate decision to the appeal and the suspension of the effectiveness of the decision.

The Federal Prosecution Office also filed a complaint before the Superior Court of Justice (STJ) against the decision of the Federal Regional Court of the 1st Region that approved the TTAC.

On June 30, 2016, the Justice-rapporteur of the complaint filed a preliminary injunction to suspend, until the final judgment of the complaint, the decision of the Federal Regional Court of the 1st Region (TRF), dated May 5, 2016, which approved the TTAC.

On August 17, 2016, the Fifth Panel of the Federal Regional Court of the 1st Region declared null and void the decision that approved the TTCA and denied the interlocutory appeals filed by Vale, BHP and Samarco, and maintained the preliminary decision rendered by the Court of the 12th Federal Court on December 18, 2015 in Belo Horizonte, which includes the unavailability of the Defendants’ mining concessions for the mining of ore, without, however, limiting its production and marketing activities.

The TTAC remains valid and the parties will continue to fulfill their obligations already provided for.

For information on Public-Interest Civil Action No. 0069758-61.2015.4.01.3400, see item 4.3 of this Reference Form.

The TTAC does not automatically cover private civil actions, other public civil actions, or criminal charges.

Origin: Public-Interest Civil Action No. 0023863-07.2016.4.01.3800 Preliminary Consent Decree I ("Preliminary Consent Decree I")
(a) Signatories	Federal Prosecution Office, Samarco, Vale and BHPB
(b) Date of execution	January 18, 2017
(c) Description of the facts that led to the execution of the instrument

The Federal Prosecution Office filed the public interest civil action no. 0023863-07.2016.4.01.3800, ongoing before the 12th Federal Court of Belo Horizonte against Samarco and its shareholders seeking compensation for alleged socioeconomic and socio-environmental damages resulting from the Samarco's tailings dam breach, as well as the adoption of a series of measures for mitigation, reparation and compensation of the damages allegedly arising from said accident.

The value of the Public-Interest Civil Action set by its plaintiffs was R$ 155,052,000,000.00. After a series of negotiations among the authorities, Samarco, Vale and BHPB, the parties entered into the Preliminary Consent Decree I, whose purpose is to establish conditions and parameters for the hiring of a body of technical assistants who will assist the Federal Prosecution Office in a socio-environmental and socioeconomic diagnosis, as well as defining a specific timetable for holding public hearings and prior consultations with traditional populations. Financial guarantees were also provided to comply with the court order issued under the case no. 0069758-61.2015.4.01.3400.

This Commitment Agreement was amended on November 16, 2017, with MPF and MPMG, in order to include the hiring of Experts from the area of socioeconomics to: (i) elaboration of a socioeconomic diagnosis by Fundação Getúlio Vargas, (ii) provision of technical advisory services to those affected and coordination of public hearings by the Brazilian Fund for Human Rights; and (iii) definition of mechanisms for participation and social control. All other clauses of the Preliminary Consent Decree, including the guarantees, remained unchanged.

Based on the amendment and the progress of the negotiations, the Parties requested the extension of the deadline for the conclusion of the Final Commitment Agreement and hiring of Experts.

On April 20, 2018, the court of the case granted a new extension of time for the conclusion of the Final Commitment Agreement and hiring of Experts, until June 25, 2018. On this date, the contracts entered into with the Brazilian Fund for Human Rights and with the Getúlio Vargas Foundation were signed and presented in court to carry out the work on the socioeconomic axis.

(d) Obligations assumed

It was assumed by the contracting companies the obligation of fully funding the activities to be executed by the experts, advisors/technical assistants, as well as financing the socio-environmental and socio-economic reparation programs of the impacts resulting from the rupture of the Fundão dam.

It was also assumed the obligation of promoting, at least, 11 public hearings, being 5 in the State of Minas Gerais and 3 in the State of Espírito Santo and one for each Indigenous Territory involved in the TTAC (Krenak, Comboios and Caieiras Velhas).

The companies have committed to giving to the 12th Federal Court of Belo Horizonte guarantees for the accomplishment of the funding and financing obligations of the Programs for Socio-Environmental and Socio-Economic Reparation of the impacts resulting from the rupture of the Fundão dam, in the amount of R$ 2.2 billion.

(e) Term, if any	Please, find below the following deadlines: ▪ From January 30, 2017 until November 27, 2017 – The companies will make available to the experts all the studies and research carried out so far for the evaluation of the impacts; Petitioning for requests of suspension in Court; Completion of the hiring of the experts; Definition of schedule, technical support and methodology of public hearings and previous consultations; Conclusion of hearings and previous consultations; Meetings and diligences to define the final consent decree – including the Government and, when possible or applicable, other branches of the Public Prosecution Office; Deadline for signing the preliminary contracts with the Getúlio Vargas Foundation and the Brazilian Fund for Human Rights.

▪      Until June 25, 2018: Deadline for signature of the final consent decree and hiring of Socioeconomics Experts.

Pursuant to this Preliminary Consent Decree, the schedule is subject to modifications, by reason of the negotiations with the Federal Prosecution Office.

(f) Information on the conduct that is being adopted to comply with the obligations assumed in the instrument	This Preliminary Consent Decree I is being duly accomplished in the agreed form. The negotiations have been executed towards the signing of a final agreement.
(g) Consequences in case of noncompliance	Failure to comply with the deadline for concluding the hiring of experts, due to the exclusive fault of the companies, will imply a daily fine of R$ 100,000.00, to be reverted to the hiring of the referred to experts.
(h) Other observations	The Preliminary Consent Decree I was ratified by the Judge of the 12th Federal Court of the Judicial District of Belo Horizonte on March 16, 2017.

Origin: Public-Interest Civil Action no. 0010263-16.2016.4.01.3800

Preliminary Consent Decree for the Creation of the Reserve and Implementation of Socio-Economic and Socio-Environmental Measures in the area of Barra Longa ("Preliminary Consent Decree II")

(a) Signatories	Federal Prosecution Office, Samarco, Vale and BHPB
(b) Date of execution	January 18, 2017
(c) Description of the facts that led to the execution of the instrument

The Public Prosecution Office of the State of Minas Gerais filed a public-interest civil action under no. 0010263-16.2016.4.01.3800, before the 2nd Civil Court of the Judicial District of Ponte Nova, later remitted to the 12th Federal Court of the Judicial District of Belo Horizonte, claiming for the adoption and funding, by Samarco, Vale and BHPB, of a series of measures to repair damages caused by the rupture of the Fundão Dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova.

Whereas Samarco, Vale and BHPB have agreed with the Public Prosecution Office of Minas Gerais to adopt certain measures to mitigate the impact of Fundão's failure in the municipality of Mariana, the Federal Prosecution Office understands that the same measures should be implemented, as applicable, in Barra Longa and adjacent areas. In view of the foregoing, the signatory companies have agreed to adopt the measures described below in Barra Longa and adjacent areas.

(d) Obligations assumed

▪   Payment of emergency financial aid to the affected families, to be deducted from a possible future indemnity. In the event that a family unit has more than one economically active member, who is unable to continue his/her work, due to the rupture of the Fundão Dam, the amount will be paid to each one of them;

▪  Payment of expenses related to residential rental for the dislodged families, as well as the providing of furniture, bedding, household appliances and utensils needed to maintain a decent life. This obligation shall survive until the final resettlement;

▪  Establishment of a communication channel that allows access to information in an assertive and agile manner;

▪  Provision of health assistance to the affected families, providing, immediately, a team of health professionals, including medical doctors, nurses, psychologists and social workers, to provide care on all days of the week, in liaison with the Municipal Health Departments of the elected municipalities, as well as dispensing medicines and supplies necessary to the medical care, in accordance with the medical prescription of the above-mentioned health team, in a form supplementary to the Brazilian Unified Health System – SUS;

▪  Promote the rescue of assets, animals and other, including those belonging to the affected persons, that could be given back;

▪  Hiring independent multidisciplinary advisory services, with recognized experience and reputation in the area, chosen by the community and with the participation of the Public Prosecution Office, with the aim at monitoring the implementation of the programs and providing the affected families with technical and legal support;

▪   Reconstruction of rural infrastructure; and

▪   Registration of those affected, subject to review, in case of failures or gaps identified by the technical advisors and agreed by the parties.

The companies have committed to creating a reserve in the amount of R$ 200 million on behalf and under the management of the companies or of third parties freely identified by them, with the purpose of funding and financing the Socio-Economic and Socio-Environmental Reparation Programs in Barra Longa and adjacent areas.

(e) Term, if any

The companies agreed, within a maximum period of 15 days, counted from the signature of this Preliminary Consent Decree II, to start the necessary provisions for the execution of the measures.

The amounts of R$ 200 million will be contributed, in advance, with information to the Federal Prosecution Office, by the companies within 90 days after acceptance of the guarantees provided for in the Preliminary Consent Decree I signed with the Federal Prosecution Office, on the same date.

The amounts of R$ 200 million will be contributed according to the following schedule: (i) R$ 50 million until February 28, 2017; (ii) R$ 100 million until March 31, 2017; and (iii) R$ 50 million until April 30, 2017.

Failure to comply with the deadlines defined herein shall imply a daily fine of R$ 100,000, to be reverted to the accomplishment of the subject matter of this Commitment Agreement.

The companies will submit to the Federal Prosecution Office, within 30 days, a detailed report of the measures that are planned or being implemented in Barra Longa and its adjacent areas.

(f) Information on the conduct that is being adopted to comply with the obligations assumed in the instrument	This Preliminary Consent Decree II is being duly accomplished in the agreed form.
(g) Consequences in case of noncompliance	Failure to comply with the defined deadlines shall imply a daily fine of R$ 100,000.00, to be reverted to the accomplishment of the purpose of this Preliminary Consent Decree II.
(h) Other observations	The Preliminary Consent Decree II was ratified by the Judge of the 12th Federal Court of the Judicial District of Belo Horizonte. The confirmatory decision was published on March 23, 2017.

Governance Consent Decree within the scope of Public-Interest Civil Actions no. 00238630720164013800 and 00697586120154013400 ("TAC Governance")
(a) Signatories	Federal Prosecution Office, Prosecution Office of the State of Minas Gerais, Public Prosecution Office of the State of Espírito Santo, Federal Government Public Defender’s Office, Public Defender’s Office of the State of Minas Gerais, Public Defender’s Office of the State of Espírito Santo, Samarco Mineração S.A., BHP Biliton Brasil Ltda., Renova Foundation, Vale and other governmental entities.
(b) Date of the execution	June 25, 2018
(c) Description of the facts that led to the execution of the instrument

On June 25, 2018, Vale, Samarco, BHPB and the Federal and State Public Prosecutor's Offices (Minas Gerais and Espírito Santo), public defenders and attorneys general, among others, entered into a comprehensive agreement to improve the governance of Fundação Renova and to establish a process for possible revisions of TTAC remediation programs based on the results of experts contracted by Samarco to advise the MPF over a two-year period (the June 2018 Agreement). The June 2018 Agreement provided for the closure of certain actions, including public civil actions filed by the Brazilian federal government and the states of Minas Gerais and Espírito Santo. It also contemplates the future termination of other public civil actions through agreement on remedial programs under expert review, and confirmed the guarantee provided by the parties to guarantee payment of remediation measures in the amount of R$ 2.2 billion.

On August 08, 2018 the Governance TAC was filed in its entirety. In addition, the amendment to the Preliminary Consent Decree I was filed, in part and with interpretative/amendment reservations (for more information on this instrument, see table above). In view of these approvals, the phase of knowledge of ACP No. 0069758-61.2081.3400 was dismissed with prejudice, and the partial termination, in the extension of the applications covered by the agreement, of ACP No. 23863-07.2016 .4.01.3800, was agreed upon.

It should be noted that the TAC Governance consists of an instrument, the purpose of which is to (a) change the governance process set forth in the Transaction and Conduct Adjustment Agreement within the scope of Public-Interest Civil Action No. 0069758-61.2015.4.01.3400 ("TTAC") for the definition and execution of programs, projects and actions that are intended to provide full reparation for damages resulting from the Fundão dam breach, (b) improvement of mechanisms for effective participation of the persons affected by the failure, and (c) establishment of a negotiation process , aiming at the possible renegotiation of the programs set forth by the TTAC.

(d) Assumed obligations

▪   Hiring of managers, through which expenses will be incurred by members of the Inter-federative Committee, Local Commissions, Regional Commissions and Observer Forum with participation and logistics and meeting structures, as well as monitoring activities of the Interfederal Committee - CIF, within the limits previously established of annual budgets.

▪   Redefinition of the contracts with the experts, according to the new attributions derived from the new governance of the TTAC.

▪   Preparation and approval of a management policy for the costing of the Interfederal Committee - CIF and damaged parties.

(e) Term, if any	The selection of the managers, for submission to the approval of the Public Prosecution Office, must be done in 10 days. As for the process of redefining the scope of the experts, it must start in 10 days and be completed in 60 days, counting from the ratification of the agreement. The other obligations do not have a defined period.

(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Consent Decree has been implemented, as agreed between the parties.
(g) Consequences in case of noncompliance	The unjustified noncompliance of any costing obligations assumed by the companies and Foundation will cause to the companies a daily fine of R$ 100,000.00 per unfulfilled obligation.

(A)	Other Relevant Consent Decrees and Commitment Agreements

1) TAC Fauna – Barão de Cocais
Source: ACP 0003811-02.2019.8.13.0054
(a) Signatories	Public Prosecution Office of the State of Minas Gerais and Vale S.A.
(b) Date of the execution	May 29, 2019
(c) Description of the facts that led to the execution of the instrument	Adoption of measures to continue the protection of domestic and wild animals that have already been rescued, or that are still in the dam break areas of the Sul Superior Dam, subject matter of ACP 0003811-02.2019.8.13.0054, and still within the scope of this proceeding, to establish ecological compensation for the impacts on fauna resulting from evacuations, which are the subject matter of said demand.
(d) Obligations assumed

Maintain the measures established in the emergency plans for the search, rescue and care of animals in areas provided for in the "Dam Break" in question, according to the declared emergency level.

Carry out all the measures provided for in the Action Plan for the Protection of Fauna, promoting improvements in their actions, as indicated by public agencies and the Covenantor.

Maintain sufficient professionals and dedicated to compose a qualified technical team, preferably qualified in ecological management, to carry out search, rescue and care of animals; and provide infrastructure, equipment, machinery, vehicles and supplies necessary for the search, rescue and care of animals.

Promote the immediate rescue of isolated animals and, until the rescue is carried out, the provision of food, water and veterinary care.

Carry out actions aimed at locating the guardians of the rescued animals, according to the plan prepared by a qualified professional, which provides, at least, for advertising campaigns, face-to-face actions with the affected residents, as well as the creation of a virtual database for reference and executive schedule.

Sponsor the adoption of dogs, cats and other small or large domestic animals rescued and not returned to their guardians, and, for this purpose, they must hold fairs and advertising campaigns for this purpose, for a period of twelve (12) months after the end of the emergency situation in all evacuated areas.

Carry out ecological compensation for impacts on fauna resulting from evacuation.

Transfer R$ 1 million to the Municipality of Barão de Cocais to develop and execute programs aimed at apprehending, welcoming, caring and keeping animals.

On March 3, 2020, the parties entered into an amendment to the TAC, whereby an obligation to deposit R$ 2 million in a judicial bank account was included, with the first installment to be paid within 30 days from the date of receipt of the account data, and the second on the same subsequent day.

(e) Term, if any	Perform within 20 days improvements to the Action Plan for the Protection of Fauna.

Perform (i) the test for canine visceral leishmaniasis (LVC) of all rescued dogs, according to official public protocol, within 30 days from receiving the animals at the shelter; and (ii) start the treatment of animals testing positive for LVC, through the use of officially permitted medication and repellent collars, within 10 days from diagnosis.

Submit, on a monthly basis, for 24 months, the printed report of the actions taken to comply with the Instrument.

Submit an action plan provided for in the Instrument, within 30 days from the execution of the document.

Sponsor, for a period of 12 months, the adoption of dogs, cats and other small or large domestic animals rescued and not returned to their guardians, and, for this purpose, they must hold fairs and advertising campaigns for this purpose.

Inspect, for a period of 8 months, the delivery of animals to the adopters, upon signature of a responsible custody agreement.

Submit to the State Forestry Institute (IEF), within 45 days, with copy to the MPMG: (a) Rehabilitation, release and monitoring plan for wild animals seized in captivity in the evacuation areas; (b) Monitoring Plan for wildlife in the dam break area and its surroundings.

Carry out ecological compensation for the impacts on fauna resulting from evacuations, by supporting the development and implementation of an ethical population control project for dogs and cats in the Municipality of Barão de Cocais; (ii) support in the preparation and execution of a program aimed at the apprehension, reception, care and custody of medium and large stray animals, and must be registered in the Seed Platform within 90 days, in the amount of R$ 1 million, which must be transferred within 45 days from the signature of the commitment agreement with the platform. If the project is not registered in the Seed Platform within 90 days, or after that period, the deposit of the amount must be made into the FUNEMP account, within 30 days from notification by the MPMG.

On Mach 3, 2020, the 1st Amendment to the Commitment Agreement was signed: establishing the deposit R$ 2 million in a judicial bank account was included, with the first installment to be paid within 30 days from the date of receipt of the account data, and the second on the same subsequent day of the subsequent month. On May 11, 2020, the payment of the two installments was made.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	Daily fine of up to R$ 100 thousand.

2) TAC FAUNA – Macacos (Nova Lima)
Source: ACP 5000683-69.2019.8.13.0188
(a) Signatories	Public Prosecution Office of the State of Minas Gerais and VALE S.A.
(b) Date of the execution	Aug 30, 2019
(c) Description of the facts that led to the execution of the instrument	Measures to continue the protection of domestic and wild animals that have already been rescued, or that are still in the self-rescue zone (ZAS) of the B3 and B4 dams, subject matter of ACP 5000683-69.2019.8.13.0188
(d) Obligations assumed

Maintain the measures established in the emergency plans for the search, rescue and care of animals in the ZAS of the dams.

Promote the immediate rescue of isolated animals and, until the rescue is carried out, the provision of food, water and veterinary care.

Carry out actions aimed at locating the guardians of the rescued animals, according to the plan prepared by a qualified professional, which provides, at least, for advertising campaigns, face-to-face actions with the affected residents, as well as the creation of a virtual database for reference and executive schedule.

Sponsor the adoption of dogs, cats and other small or large domestic animals rescued and not returned to their guardians, and, for this purpose, they must hold fairs and advertising campaigns for this purpose, for a period of twelve (12) months after the end of the emergency situation in all evacuated areas.

Carry out ecological compensation for impacts on fauna resulting from evacuation, in the amount of R$ 2 million.

(e) Term, if any

Perform within 30 days from the signature of the instrument, improvements to the Action Plan for the Protection of Fauna, including, among others, proposals for measures to drive away wild animals from emergency areas, a communication plan with the affected community on animal care, and animal collection in the secondary security zone (ZSS).

Carry out ecological compensation for impacts on fauna resulting from evacuations, by depositing R$ 2 million in a judicial bank account, within 30 days from the receipt of the account data.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC and already paid the compensatory amount
(g) Consequences in case of noncompliance	Daily fine of R$ 100,000.00..

3) TC Water Security
Source: ACP 5010709-36.2019.8.13.0024, ACP 5026408-67.2019.8.13.0024 and ACP 5044954-73.2019.8.13.0024
(a) Signatories	Public Prosecution Office of the State of Minas Gerais, VALE S.A., with the intervention of AECOM, the State of Minas Gerais, COPASA, and the Federal Prosecution Office.
(b) Date of the execution	Feb 7, 2020
(c) Description of the facts that led to the execution of the instrument	Performance of technical-environmental feasibility studies and preparation of basic designs based on these studies of structural interventions that guarantee compliance with the current water demand of RMBH, corresponding to 15,000 L/s.
(d) Obligations assumed

1) Prepare and complete the Feasibility Studies to support the assessment of the technical and environmental feasibility of implementing a new water catchment, adduction and reserve in Ribeirão da Prata, with a minimum flow of 600 L/s;

2) Prepare and complete the Feasibility Studies to support the assessment of the technical-environmental feasibility of implementing a new water catchment, adduction and reserve in the region called "Ponte de Arame do Rio das Velhas, assuring the minimum expected flow of 2,000 L/s, and required operating flow even during dry periods.

3) Prepare and complete the Feasibility Studies to support the assessment of the technical and environmental feasibility of implementing a new water catchment, adduction and reserve in Ribeirão Macaúbas, with a minimum flow of 2500 L/s.

4) Prepare and complete the Feasibility Studies to support the assessment of the technical-environmental feasibility for the expansion of the Rio Manso system, included between the catchment and the Morro Vermelho reservoir, including the ETA pipelines, elevations and substation, in order to achieve a nominal flow of 9,000 l/s.

5) Prepare and complete the Feasibility Studies to support the assessment of the technical-environmental feasibility for the implementation of a Transfer pipeline between the Paraopeba Basin (SPB) and Rio das Velhas (SRV) Systems, for a transport capacity of 3,200 L/s.

(e) Term, if any	January 18, 2021 for item (1) above; January 4, 2021 for item (2) above; January 29, 2021 for item (3) above; November 3, 2020 for item (4) above; and, September 22, 2020 for item (5) above.
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.
(g) Consequences in case of noncompliance	Daily fine of R$ 100 thousand.

4) Environmental Commitment Agreement no. 035/2018
(a) Signatories	Vale S.A., Federal Prosecution Office ("MPF"), Public Prosecution Office of the State of Espírito Santo("MP/ES"), State of Espírito Santo, State Secretariat for the Environment and Water Resources ("SEAMA") and State Institute of Environment and Water Resources ("IEMA").
(b) Date of the execution	Sep 21, 2018.
(c) Description of the facts that led to the execution of the instrument	Environmental Commitment Agreement ("TCA"), executed between Vale S.A., MPF, MP/ES, State of Espírito Santo, SEAMA and IEMA with the purpose of obeying the recommendations of CETESB arising from the Environmental Commitment Agreementpreviously celebrated, which covers the same subject, aiming at ensuring improvements on the control of atmospheric emmisions in the Tubarão unit for the improvement of the air quality of the Metropolitan Region of Greater Vitória.
(d) Obligations assumed by Vale and deadlines

Implementation of the Guidelines, Goals (48 goals), and Action Plan based on the Emission Reduction Targets Plan of the Tubarão Industrial and Port Complex proposed by IEMA, resulting from the technical analysis services carried out by CETESB.

Short-term goals are expected to end at least 12 months after the signing of the TCA.

Long-term goals can vary up to 5 years from the date of signing the TCA.

(e) Information on the actions adopted to comply with the obligations assumed in the term

The TCA is being fully complied with and its monitoring is monitored monthly by the Monitoring Committee, consisting of representatives of all TCA signatories, as well as possibly representatives of the Municipalities of Vitória, Vila Velha and Serra .

It also includes the Preliminary Atmospheric Environmental Commitment Agreement ("TCAP"), signed by Vale S.A., Federal Prosecution Office ("MPF") Prosecution Office of the State of Espírito Santo("MP / ES"), State of Espírito Santo, State Secretariat for the Environment and Water Resources ("SEAMA") and State Institute of Environment and Water Resources ("IEMA") on November 17, 2017.

(f) Consequences in case of noncompliance

In the event of unjustified non-compliance with the obligations assumed in this TCA, provided that it has been established that the default occurred due to Vale’s sole fault, the MPF and the MPES should notify the company so that any non-compliance is remedied and/or justified within 30 days , under the penalty of the incidence of a compensatory fine worth R$50,000.00, per day of delay, limited, in any case, to the amount corresponding to the respective obligation that was not met, and it cannot exceed R$100,000,000.00.

The presentation of the rationale by Vale, documented and understood as appropriate by the MPF and MPES, will impede the application of the compensatory fine. In the event that MPF and MPES consider that Vale's rationale is unfounded, they must notify the company of the application of the compensatory fine.

The values of any penalties will be allocated to the State Environmental Fund, FUNDEMA, set up by State Complementary Law No. 513 of December 11, 2009, 20% to the Municipal Environment Fund called FUNDAMBIENTAL, established by the Municipal Law of Vitoria No. 7,876 dated January 12, 2010 and 10% divided to the Municipal Funds of the Environment of the Municipalities of Vila Velha and Serra, provided the conversion in service or donation of goods for the development of actions aimed at environmental protection and control, respecting the proportionality and the form to be established by the Entities, or, if proposed by Vale, with the approval of the Entities.

5) Instrument of Conditioned Permit - TDC No. 001/2019
(a) Signatories	Vale S.A and Municipality of Vitória
(b) Date of the execution	Feb 12, 2019.
(c) Description of the facts that led to the execution of the instrument	Vale signed with the City of Vitória/ES a Term of Permit of the Tubarão Port Complex ("TDC"), with the release of the effluent treatment systems interdicted on February 7, 2019, with the consequent immediate return of operations in the patio of raw materials, in pelletizing plants 1, 2, 3 and 4, circulation of the access way to the coal pier.
(d) Obligations assumed by Vale and deadlines	The agreement establishes that Vale will invest in actions to improve liquid and atmospheric effluent treatment systems on plants 1 and 4, and on the improvement of the air quality of the city of Vitória. Varied terms established according to the nature of each obligation.
(e) Information on the actions adopted to comply with the obligations assumed in the term	The TDC is being fully complied with.
(f) Consequences in case of noncompliance

In case of unjustified noncompliance with the obligations assumed by Vale, the TDC may be suspended and/or terminated with the possibility of further prohibitions.

In addition to the termination of the TDC, Vale will be subject, in case of noncompliance, to the application of the penalties established in art. 16, item XXXII of Municipal Decree No. 10,023/1997.

6) Instrument of Cooperation not arising from Legal/Administrative Proceeding
Origin: Commitment Agreements signed with the Indigenous Land Community (TI) Mãe Maria
(a) Signatories	Mpakwyri Mpawor Indigenous Association, Gaviao Je Amjip Indigenous Association, Parkrekapare Association, Je Jokrityiti Association, Te Mempapytarka Indigenous Association, Parkateje Amjip Indigenous Association and Vale
(b) Date of the execution	05/19/2015; 05/29/2015; 05/26/2015; 05/07/2015; 04/01/2015; 05/01/2015.
(c) Description of the facts that led to the execution of the instrument	Based on its social responsibility policy, Vale already had Terms of Commitment Agreement signed with the indigenous people who live in TI Mãe Maria, whose validity expired in 2012. So, due to the influence of the Carajás Railroad ("EFC") on this community, Vale decided to keep the transfer of funds intended to meet the emergency needs of the members of the community, ensuring the execution of the study of the Indigenous Component and of the Basic Environmental Plan ("PBA"), documents required for the licensing process of the Carajás Railroad expansion, now counting on the participation of FUNAI, which is assisting the communities in the management of the funds.
(d) Assumed obligations	Make financial transfers for the support of the actions of health, education, productive activities, territory surveillance and administration. On the other hand, the indigenous communities undertook not to paralyze any productive activity or to invade Vale's facilities, especially the Carajás Railroad, as well as to authorize the study of the Indigenous Component and the PBA, documents necessary for the approval of the licensing process of the Carajás Railroad expansion project.
(e) Term, if any	Various deadlines, due in 2020, at which time the Study of the Indigenous Component and the PBA would be concluded.
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	The Community Relations Board has focal points that monitor compliance with the obligations established in the Terms of Commitments, in particular the transfer of financial resources.
(g) Consequences in case of noncompliance	Noncompliance with the indigenous part may result in the suspension of the transfer of resources and health care. If Vale is responsible for the noncompliance, this creates the risk that the indigenous people will promote actions that may stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the EFC, adversely affecting the EFC's rail operations. These demonstrations also tend to have repercussions on the lack of liberation, by the indigenous people, of the access of Vale's teams or contractors who carry out studies related to the environmental licensing processes and the execution of actions related to the fulfillment of conditions, and may be characterized as a failure to comply with the environmental licenses granted by the environmental body and weaken the position of Vale or its subsidiaries at an institutional level, without mentioning the executive measures to be taken by MPF, IBAMA, FUNAI and other entities involved in the protection of indigenous rights.

7) 2nd Amendment to the Term for the Promotion of Sustainable Development, formalized with FUNAI and the Krenak People, effective from 2011 to 2019, this term being an addendum to the Agreement that finalized Public-Interest Civil Action no. 2006.38.13.009676-0
Origin: Authorized agreement that extinguished the Public Civil Action filed by MPF and FUNAI against CEMIG - Companhia Energética de Minas Gerais, CVRD - Companhia Vale do Rio Doce and CHA - Aimorés Hydroelectric Consortium ("Public Civil Action" and "Agreement"), respectively). Following the termination of the Agreement, on November 30, 2011, the Company freely offered to formalize the following documents: (i) Term to Promote the Sustainable Development of the Krenak Indigenous Land ("Term of Development"), (ii) First Amendment to the Term of Development and (ii) Second Amendment to the Term of Development.
(a) Signatories

a)      Agreement - MPF, FUNAI, CEMIG - Companhia Energética de Minas Gerais, CVRD    - Companhia Vale do Rio Doce and CHA - Aimorés Hydroelectric Consortium;

b)      Term of Development - Vale, Krenak Indigenous People, FUNAI and MPF;

c)     First Amendment to the Term of Development - Vale, Krenak Indigenous People,    FUNAI and MPF;

d)      Second Amendment to the Term of Development - Vale, Krenak Indigenous People    and FUNAI

(b) Date of execution

(a)     Agreement - executed on 07/18/2008 - effective from 07/18/2008 to 11/30/2011

(b)     Term of Development - executed on 10/24/2011 - effective from Dec/01/2011 to Jun/01/2012

(c)     First Amendment to the Term of Development - executed on May/03/2012 - effective from Dec/01/2011 to Dec/01/2013*

(d)     Second Amendment to the Term of Development - executed on 03/27/2015 - effective from Dec/01/2011 to Dec/01/2014 *

*The amendments above change clauses of the original Term of Development,producing retroactive effects. Therefore, their respective validity should be considered as of Dec/01/2011, the effective date of the Execution Term.

(c) Description of the facts that led to the execution of the instrument	The homologation of the Agreement terminated the Public Civil Action, filed by the MPF and FUNAI, the objective of which was to implement measures to mitigate and compensate for the implementation of the Aimorés Hydroelectric Power Plant. The objective of the formal Agreement was to provide environmental, social and economic assistance through the recuperation of 54 hectares of green area, the construction of 5 cultural centers and the implementation of a dairy cattle project. After the termination of the Agreement, at the free will of the Company, and to maintain the support of and Vale’s relationship with the Krenak People, new terms were formalized, maintaining the Company's assistance to the ethno-development of the indigenous people. The instrument currently in force is the Second Amendment to the Term of Development.
(d) Obligations assumed	Provide financial and technical support for the dairy cattle project, in addition to the delivery of ration, mineral salt, and medicines for cattle and basic food baskets to families.
(e) Term, if any

(a)     Agreement - 07/18/2008 to 11/30/2011 - executed on 07/18/2008

(b)     Term of Development - Dec/01/2011 to Dec/01/2012 - executed on 10/24/2011

(c)     First Amendment to the Term of Development - Dec/01/2011 to Dec/01/2013* - executed on May/03/2012

(d)     Second Amendment to the Term of Development - Dec/01/2011 - Dec/01/2019* - executed on 03/27/2015

*The amendments above change clauses of the original Term of Development, producing retroactive effects. Therefore, their respective validity should be considered as of Dec/01/2011, the effective date of the Execution Term.
(f) Information on the conduct that is being adopted to comply with the obligations assumed in the instrument	The Community Relations Board has a focal point that monitors compliance with the obligations established in the Second Amendment to the Term of Development.
(g) Consequences in case of noncompliance	Non-compliance by the indigenous people of the Second Amendment to the Term of Development may result in the suspension of the transfer of resources. If the noncompliance is attributed to Vale, there is a risk that the indigenous people may promote actions that stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the Vitória-Minas Railroad ("EFVM"), adversely affecting the EFVM railway operations. These demands also tend to have repercussions on the lack of liberation, by the indigenous people, of the access of Vale's teams or contractors who carry out studies related to the environmental licensing processes and the execution of actions related to the fulfillment of conditions, and may be characterized as a failure to comply with the environmental licenses granted by the environmental body and weaken the position of Vale or its subsidiaries at an institutional level, without mentioning the executive measures to be taken by MPF, IBAMA, FUNAI and other entities involved in the protection of indigenous rights.

8) Judicial Agreement
Origin: Case no. 21337.52.2011
(i) Signatories	Vale, MPF, Palmares Cultural Foundation, National Institute of Colonization and Agrarian Reform and IBAMA.
(ii) Date of execution	March 08, 2012
(iii) Description of the facts that led to the execution of the instrument	Complaint from the MPF regarding the insufficiency of Vale's environmental study, which subsidized the licensing process for the Carajás Railroad expansion project, alleging a lack of effective diagnosis of the impacts upon the two “quilombola” communities (descendants of Afro-Brazilian slaves) located in the State of Maranhão.
(iv) Obligations assumed

(i) The transfer of the amount of R$ 700,000.00, in favor of the Palmares Foundation, to enable the construction of health and educational centers; and

(ii) Preparation of a study on local environmental impacts, recovery of water courses and installation of viaducts in the next four years, according to a schedule defined in a legally binding agreement.

(v) Term, if any	Sparse deadlines, with obligations to be met until the end of the installation project for the expansion of the Carajás Railroad. Among them, we may highlight (i) the transfer of R$ 700,000.00 in favor of the communities, which is necessary to pay for the acquisition and construction of social devices by the community and the Palmares Foundation; (ii) performance of an environmental study – already carried out – and adoption of measures to mitigate the impacts generated by the Company’s works and operations in the region; (iii) construction of four viaducts in favor of the communities involved in the agreement, which construction deadlines will unfold over four years and (iv) improvement of current level crossings, until all viaducts planned for construction in the region are consolidated. These commitments are being executed.
(vi) Information on the conduct that is being adopted to comply with the obligations assumed in the instrument	The General Management of Project Relations, subordinated to the North Logistics Projects Board – DIPL –, has focal points in the areas of engineering and relations with communities that monitor the fulfillment of the activities developed by Vale. The obligations and deadlines involved are duly related in the item above.
(vii) Consequences in case of noncompliance	The MPF may request that the Company be compelled to comply with the assumed obligations, under penalty of fine to be defined by the competent federal court.
(viii) Other observations	Vale has already deposited the amount established in the agreement, as well as completed the construction of two viaducts, which were passed on to the Municipal Governments. The Company registered in the trial of the case the evidences of the fulfillment of the obligations, requesting the extinction of the proceeding, and is awaiting the issuance of an order to that effect.

9) Instrument of Cooperation not arising from Legal/Administrative Proceeding
Origin: Terms of Commitment signed with Indigenous Communities in Maranhão.
(i) Signatories	Vale, Guajajara Indigenous Community of the Caru Indigenous Land, Guajajara Indigenous Community of the Rio Pindaré Indigenous Land, Ka’apor Indigenous Community of the Alto Turiaçu Indigenous Land, Awá Indigenous Community of the Caru, Awá and Alto Turiaçu Indigenous Lands and Brazilian Indian Foundation – FUNAI.
(ii) Date of execution	Feb 20, 2017
(iii) Description of the facts that led to the execution of the instrument	Based on its social responsibility policy, Vale already had Terms of Commitment entered into with the indigenous peoples whose indigenous lands are close to the Carajás Railroad (EFC). Due to the influence of the railroad on these communities, Vale decided to maintain the transfer of financial resources destined for the application in strategic actions of territorial protection, preservation and conservation of natural resources, economic sustainability and income generation, cultural strengthening, institutional strengthening, health, education, citizenship, basic sanitation and infrastructure, with observance of what was approved by the Fiscal Council constituted to monitor the application of the resources, counting on the participation of FUNAI, which is assisting the communities in the administration of the amounts received.
(iv) Obligations assumed	Transfer of financial resources destined for the application in strategic actions of territorial protection, preservation and conservation of natural resources, economic sustainability and income generation, cultural strengthening, institutional strengthening, health, education, citizenship, basic sanitation and infrastructure, with observance of what was approved by the Fiscal Council constituted to monitor the application of the resources.
(v) Term, if any	Deadline of 10 years.
(vi) Information on the conduct that is being adopted to comply with the obligations assumed in the instrument	The Community Relations Board has focal points that monitor the fulfillment of the obligations established in the Terms of Commitments, which is already in its third year of execution, especially the transfer of financial resources.
(vii) Consequences in case of noncompliance	Noncompliance with the indigenous part may result in the suspension of the transfer of resources. If Vale is responsible for the non-compliance, this creates the risk that the indigenous people will promote actions that may stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the EFC, adversely affecting its rail operations.

10) Environmental Commitment Agreement: TCA of Pico do Itabirito
Origin: Public Civil Inquiry no. 0319.02.000001-8 MPMG
(a) Signatories	Minerações Brasileiras Reunidas S.A. – MBR, Vale SA, Public Prosecution Office of the State of Minas Gerais, State Forestry Institute, Minas Gerais State Secretariat for the Environment and Sustainable Development, and Anglogold Ashanti Brasil Mineração Ltda.
(b) Date of the execution	July 9, 2010
(c) Description of the facts that led to the execution of the instrument	Instrument signed for the environmental and landscape rehabilitation of Pico do Itabirito protection of cultural heritage area and the area covered by the “Trincheira e Mina Velha” waste dumps. Adoption of measures to preserve the Cata Branca Historic and Archaeological Site.
(d) Assumed obligations

i) Execute a Rehabilitation Project according to the environmental agencies;

ii) Perform the continuous follow-up and monitoring of the implementation of the Project;

iii) Develop a Heritage Education Project;

iv) Carry out the enclosure of the Cata Branca Mine Archaeological Site and indicative, and interpretative signaling of the area;

v) Present the enclosure and signaling project to the IEF and IPHAN for approval;

vi) Prepare the geo-referencing of the area;

vii) Allow the IEF unrestricted access without cost and without any encumbrance to the area mentioned in item (iv) above, as well as authorize the interventions and constructions intended for the implementation, construction and maintenance of the Conservation Unit, free of charge of any burden, provided that such interventions do not imply, in any way, the restriction of the use of their mining rights, observing the provisions of the agreement.

(e) Term, if any	The maximum deadline for the total execution of the rehabilitation project, which may be extended by submitting technical justifications accepted by the Public Prosecution Office or in case of force majeure or fortuitous event, was 5 years, counted from September 1, 2010, having been met by the Company.
(f) Information on the actions being adopted to comply with the obligations assumed in the instrument

Procedures for the recovery of the areas in progress, with execution of enclosure and signaling of the archaeological site, environmental and heritage education programs, and execution of environmental rehabilitation project of the Pico do Itabirito area. The TAC was fully complied with, according to an official letter sent by the Company to the MPMG on September 2, 2015.

On July 14, 2017, a report was presented by CONPATRI concluding that the TAC was not completely complied with.

In November 2017, the Company submitted a technical report challenging said document and corroborating the understanding that the TAC was fully complied with, not having an answer until the date of this Reference Form.

(g) Consequences in case of noncompliance	Fine of R$ 2,500.00/day of delay and execution of the agreed and non-complied part.

11) Consent Decree no. 118/2015
Origin: Public Civil Inquiry no. 3212.2014.03.000/9-12 – Regional Labor Attorney of the 3rd Region / MG – Minas Gerais
(a) Signatories	Labor Prosecution Office and Vale S.A.
(b) Date of the execution	July 31, 2015
(c) Description of the facts that led to the execution of the instrument	The alleged work practice to analogous that of slave work practiced by Vale’s contractor, Ouro Verde Locação e Serviços S/A. For further information, see sub-item (i) of item 4.3 of this Reference Form.
(d) Assumed obligations	The preventive and corrective measures have been adjusted to guarantee the labor rights of the employees of the service providers, especially regarding the sanitary conditions of their facilities, and to promote decent work, and elimination of all forms of forced labor or labor that is analogous to slave labor. The commitments undertaken have been properly implemented.
(e) Term, if any	Undetermined term in the absence of a different provision.

(f) Information on the actions being adopted to comply with the obligations assumed in the instrument	From the second half of 2015, Vale promoted several training sessions with the company’s managers, in the same State, in order to inform them of the obligations assumed by Vale. There was guidance for the inclusion of a specific standard clause in the contracts signed by the company, providing for its resolution in the event of the use of child labor or slave labor by the contractor or any situation that may characterize an attack on human dignity.
(g) Consequences in case of noncompliance	R$ 20,000.00 per item not complied with, up to the limit of R$ 500,000.00
(h) Other observations	The Consent Decree, in addition to avoiding a possible lawsuit by the Labor Prosecution Office, allows Vale to objectively demonstrate the adoption of preventive and preventive measures to exploit degrading or slave-like labor in its productive chain, proving the fulfillment of the National Pact to Combat Slave Labor signed by it.

12) Camburi Liability Environmental Commitment Agreement (“TCA”)

(a) Signatories	Vale S.A., Federal Prosecution Office (“MPF”), Public Prosecution Office of the State of Espírito Santo(“MP/ES”), State of Espírito Santo, State Secretariat for the Environment and Water Resources (“SEAMA”) and State Institute of Environment and Water Resources (“IEMA”), Vitória Municipality and Vitória Municipality Secretariat of Environment (“SEMMAM”).
(b) Date of the execution	March 16, 2017.
(c) Description of the facts that led to the execution of the instrument	It concerns a TCA entered into between Vale SA, MPF, MP/ES, Espírito Santo State, SEAMA, IEMA, Vitoria Municipality and SEMMAM, which consists of the execution of the action plans that allow full compensation and recovery of the Camburi beach northern region.

(d) Assumed obligations and deadlines

•   Specific monitoring of the beach intervention area: execution, after IEMA and SEMMAM approval, of the environmental monitoring program of the northern region of Camburi Beach, contemplating the actions of adequate monitoring of the involved environmental compartments (water, sediment and biota) of the body of interest and ecosystems of the Bay of Espirito Santo, with systematic documentation of the development of the actions and evaluation of trends and possible deviations in the execution of the proposed activities, anticipating and predicting the possibilities of reaching the objectives and recommending corrective and preventive actions for the adjustment or replanning, under supervision by IEMA and SEMMAM, with the following actions:

➢  Approval by IEMA, after SEMMAM, of the monitoring plan for water, sediment and biota of the body of interest and ecosystem of the Bay of Espírito Santo presented by Vale on Dec-07-2015. Term: 30 days from the date of signing of the TCA; and

➢  Beginning of execution of the monitoring plan. Term: 6 months, from the approval of the monitoring plan by IEMA.

• Restoration of the emerged shoreline, by surface removal of sediments with iron from the emerged region and recovery (pedological, vegetative with native and landscape species) of the object area of this Term, with the following actions:

➢  Mapping and identifying the limits of the Coastal Park, in the Atlantic Park area, without prejudice to the creation of a future conservation unit in the area. Term: 4 months, from the signing of the TCA;

➢  Preparation and presentation of methodology for the execution of sediment removal and recovery of the area. Term: 6 months, from the signing of the TCA; and

➢  Implementation of the project of removal and recovery of the area. Term: as defined by the plan for the removal and recovery of the area approved by IEMA and SEMMAM.

• Compensatory measures for environmental recovery through the implementation of actions for protection the ecosystem and revitalization, with the following actions:

➢  Preparation of the project and implementation of the Coastal Park in compliance to the proposal demand for a future use of the northern region of Praia de Camburi to be recovered:

o    Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Term: 4 months, from the signing of the TCA;

o     Hiring, by Vale, of a company for the elaboration of the project. Term: to be defined by Vale;

o    Preparation and presentation of the project with executive schedule. Term: to be presented by Vale after completion of the item above;

o     Hiring of a company for the implementation of the work. Term: to be presented by Vale; and

o    Implementation of the work. Term: to be presented by Vale, after completion of the item above.

➢  Preparation of the project and implementation of the leisure area Zé da Bola Park:

o    Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Term: 4 months, from the signing of the TCA;

o     Hiring, by Vale, of a company for the elaboration of the project. Term: to be presented by Vale, after completion of the item above

o    Preparation of the project, with executive schedule. Term: to be presented by Vale, after completion of the item above

o     Hiring of a company for the implementation of the work. Term: to be presented by Vale after the concussion of the item above; and

o    Implementation of the work. Term: to be presented by Vale after completion of the item above.

➢  Preparation of the project and implementation of the physical protection of the restinga vegetation of the shoreline of the beach of Camburi:

o    Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Term: 4 months, from the signing of the TCA;

o     Hiring, by Vale, of a company for the elaboration of the project. Term: to be presented by Vale after completion of the item above;

o    Preparation of the project, with executive schedule. Term: to be presented by Vale after completion of the item above;

o     Hiring of a company for the implementation of the work. Term: to be presented by Vale after completion of the item above; and

o    Implementation of the work. Term: to be presented by Vale after completion of the item above.

•   Additional measures to environmental recovery, through the elaboration of a technical cooperation agreement, with the following actions:

➢  Preparation of a technical cooperation agreement between Vale and SEMMAM to elaborate the necessary studies for the recovery of the erosion of the southern portion of the Camburi beach. The studies will be funded by Vale. Term: 6 months, from the signing of the TCA.

• Social mobilization, through the disclosure and promotion of the enterprise, so that, in a transparent way, actions are presented for the socio-environmental development of the region, as well as for mitigation of the environmental impacts caused by the works, with the following actions:

➢  Preparation and presentation, for approval by the IEMA and SEMMAM, of the Communication Plan. Term: 3 months, from the signing of the TCA; and

➢  Implementation of the Communication Plan. Term: 6 months, from the approval by IEMA and SEMMAM, and execution as defined by the communication plan to be approved.

(e) Information on the actions adopted to comply with the obligations assumed in the term	The TCA is being fully complied with and has been monitored by the Monitoring Committee made up of eight (08) members: a representative of the MPF, a representative of the MP/ES, a representative of SEMMAM, a representative of IEMA, a representative of Vale, a representative from the Jardim Camburi Residents’ Association, a representative from the Jardim da Penha Residents’ Association, and a representative from the Mata da Praia Residents’ Association.
(f) Consequences in case of noncompliance	In case of noncompliance with its obligations, Vale shall be notified, within thirty (30) days, to remedy such non-compliance, under penalty of a compensatory daily fine of R$ 5,000.00 (five thousand reais), per day of delay in the compliance with each obligation, amounts that will be allocated 50% (fifty percent) to the State Fund for the Environment ("FUNDEMA"), established by the State Complementary Law No. 513, of December 11th, 2009, and 50% (fifty per cent) to the Municipal Environmental Fund ("FUNDAMBIENTAL"), established by the Municipal Law of Vitória no. 7,876, of January 12th, 2010.

13) Consent Decree (TAC ICP TUCUMÃ/PA)
(a) Signatories	Vale S.A., MPPA and Association of Rural Producers Colônia Campos Nosso
(b) Date of the execution	12/18/2019.
(c) Description of the facts that led to the execution of the instrument

Public civil inquiry aimed at investigating alleged environmental and social damages caused to the remaining community of the Campos Altos Settlement Project, as a result of the implementation of the Onça Puma project.

(d) Obligations assumed by Vale and deadlines

(I) Install audit and submit report to the MP, referring to conclusions of Technical Analysis no. 384/2018-CATI/MP. TERM: 90 days, counting from the awareness of the positive statement of INCRA provided for in the eighth clause (indicated in item “and” below).

(II) payment of R$ 19,487,790.00 to members of the Association, as compensation for possession of bare land. TERM: 60 days, counting from the awareness of the positive statement of INCRA provided for in item (e) below.

(III) payment of indemnity for the improvements to the members of the Association, in the amounts contained in the Valuation Report for rural properties, also depending on the individual valuation of the properties. TERM: 60 days, counting from the awareness of the positive statement of INCRA provided for in item (e) below.

(IV) indemnity as compensation for any damages sustained, regardless of its nature, to members of the Association, in the amount of up to R$ 3,050,000.00. TERM: 60 days, counting from the awareness of the positive statement of INCRA provided for in item (e) below.

(V) carry out negotiations with the Government, in order to build a Regional Hospital Unit. TERM: 60 days, counting from the awareness of the positive statement of INCRA provided for in item (e) below.

(VI) Additional payment for the improvements by VALE. TERM: 60 days, counted from the presentation of the independent technical study.

(VII) • Perform monitoring of its atmospheric emissions; • Conduct a study with the environmental agency to define benchmarks for the ferronickel industry in Pará. TERM: 180 days from the date of issuance of the necessary environmental license to be issued by SEMAS/PA.

(VIII) • Carry out representative characterization of the fine slag residue , and promote any adaptation; • Conduct an investigation of possible environmental liability in 07 areas of the project, remedying if necessary; • Identify alternatives for the disposal of waste (refining slag). TERM: 365 days from the date of issuance of the necessary environmental license to be issued by SEMAS/PA.

(IX) in relation to wood suppressed, pay a financial compensation to a nonprofit institution, to be defined between the parties, in the total amount of R$ 369,225.42. TERM: 180 days, counting from the awareness of the positive statement of INCRA provided for in item (e) below.

(e) Information on the actions adopted to comply with the obligations assumed in the term	The effectiveness and validity of the instrument is conditioned to the express favorable statement of Incra, with retroactive efficacy to the date of signature of the TAC. The deadlines for fulfillment of the obligations will start to run asfrom express awareness by Vale, with Incra consent.
(f) Consequences in case of noncompliance	Daily fine of R$ 100 thousand, to be reverted to the State Environment Fund, after prior notice and deadline for issuance of statement.
(g) Update note	On March 10, 2020, the association of rural producers submitted a request for an amendment to exclude the clause that conditions the effectiveness of the TAC to Incra’s consent. On March 26, 2020, Vale responded negatively to the association, informing the MP and Incra about the response given to the association.

4.8 – Rules of the country of origin and the country in which the securities are held in custody

Not applicable to the Company, considering that it is not a foreign issuer.

5. Risk management policy and internal controls

5.1 - Risk management policy and internal controls regarding the risks indicated in item 4.1

a.	If the Company has a formal policy for managing market risks, highlighting, if it does, the body that approved it and its approval date, and, if not, the reasons for not adopting such practice

The Company understands that an effective risk management is fundamental to support the achievement of its objectives and to guarantee the Company's soundness and financial flexibility, and the continuity of its businesses. As such, it has developed its risk management strategy in order to provide an integrated view of the risks to which it is exposed.

The guidelines for the corporate risk management strategy are set out in the Company's Corporate Risk Management Policy, originally approved by the Board of Directors on December 22, 2005 and later amended on August 25, 2011, on September 27, 2018, on July 31, 2019 and on November 26, 2019.

b.	Objectives and strategies of the risk management policy, if any, including:

The Company's Risk Management Policy, which establishes the guidelines and directions for the overall integrated management of risks to which the Company is exposed, is based on the following principles and guidelines: (i) to support Vale System strategic planning, budgeting and businesses sustainability; (ii) to strengthen Vale System’s capital structure and asset management, inserting management concepts and criteria based on prospective risks in the operation and maintenance of assets and logistics modals; (iii) to strengthen Vale's governance practices based on the concept of lines of defense; (iv) to adopt the concepts of ISO 31000, ISO 55000 and COSO-ERM as references for risk management. Regarding Operational Safety, to use the RBPS (Risk Based Process Safety); (v) to measure and monitor Vale System's risks in a consolidated manner, considering the effects of diversification, when applicable, of its business portfolio; (vi) to establish an specialized structure for independent and dedicated actuation, as the 2nd Specialist Defense Line, to evaluate the potential operational risks, including geotechnical risks; (vii) to evaluate the impact in the map and risk tolerance of Vale System when taking decisions about new investments, acquisitions and divestments.

Based on said policy and organizational structure of internal controls, the Company seeks protection against the main risks that may adversely and relevantly impact the objectives set by the its top management, its reputation, as well as its financial and operational results.

i.	Risks for which protection is sought

Based on said policy and on the Governance, Risk and Compliance organizational structure, together with the business, project, support and administrative departments, the Company seeks protection for the main risks that may adversely and relevantly impact the objectives outlined by the Company's top management, its reputation, as well as its financial and operational results, which are described in item 4.1 of this Reference Form, among which the following stand out:

(i)	risks that may impact the Company's operations, in particular relating to events, whether due to force majeure or arising from the ordinary processes of the Company and its subsidiaries that may impact its production process and the use of the installed capacity;

(ii)	risks associated with the Company’s strategic decisions to achieve its objectives and/or arising from the Company's ability to protect or adapt to changes in the mining sector, in particular regarding the demand for its products, the Company's capital structure and performance in different markets;

(iii)	risks of legal or regulatory sanctions, opening of legal proceedings against the Company and its subsidiaries, where a loss or the application of penalties may impact the Company in a relevant manner, from a financial or operational point of view, or may damage its image;

(iv)	risks of stoppages of the project activities of the Company and its subsidiaries due to not obtainingor not renewing regulatory licenses, including but not limited to, environmental licenses;

(v)	risk of increases in the costs of the Company's operations, not only due to market conditions but also due to legal and regulatory changes in the locations where the Company operates;

(vi)	risks associated with the lack of consistency and adequacy of the systems and control of the Company operations and projects, including, but not limited to, information systems, as well as to failures in the management of the Company's internal controls;

(vii)	risks associated with employee safety due to the performance of activities and tasks classified as critical and that, if not properly controlled, can lead to fatalities or changed lives. For each of them, critical controls (preventive and mitigatory) are defined that can prevent the occurrence or mitigate the consequences in case the risk materializes.

(viii)	risks associated with the occupational health of employees due to exposure to certain physical or chemical agents in the work environment. For each of these agents, a review of processes, the use of alternative technologies and engineering actions are planned, combined with sampling and monitoring strategies, to prove their effectiveness regarding relevant legal requirements.

(ix)	risks associated with process events implying, if materialized, in catastrophic severity to people, environment and facilities, such as geotechnical risks. For these typologies of risk we identify and implement controls capable of modifying their probability of occurrence, as well as others enabled to modify its consequences, which are periodically inspected through specific protocols.

ii.	Instruments used for protection

The Integrated Risk Map is a non-exhaustive instrument that contains a set of potential risk themes approved by the Board of Directors, as recommended by the Board of Executive Officers, that need to be evaluated regarding its applicability to the Vale’s units in the different locations of its operational, commercial, project, support and administrative areas, being distributed in categories that include, but are not limited to, strategy, financial, operations, cybernetics and compliance.

Periodically, at least once a year or as requested, the themes of the Integrated Risk Map should be evaluated by Vale's Board of Directors, according to recommendations of the Board of Executive Officers, and may be maintained, revised, excluded or added.

The Risk Matrix provides for comparisons of events of potential risk, allowing the prioritization for the preventive treatment of risks. The Matrix is defined and populated with each potential risk event, according to the combination of impact severities and probabilities.

Vale has an integrated flow of Risk Management Governance, based on the concept of Lines of Defense, which represents how periodic reevaluations are carried out to ensure the alignment between strategic decisions, performance, definition and monitoring of tolerance limits for the risks approved by the Board of Directors, as recommended by the Board of Executive Officers.

The Risk Management Governance process is based on the Lines of Defense model:

•	The 1st Line of Defense is made up by the risk owners, that is, the direct responsible persons for keeping the risks within the tolerances set out by Vale, and by the performers of the processes of the operational, commercial, project, support and administrative areas. They hold the primary responsibility and directly manage the risks, identifying, evaluating, treating, preventing and monitoring their risks in an integrated manner. Among other assignments, they are in charge mainly for:
o	they must implement and enforce effective prevention and mitigation controls, ensure adequate definition and execution of action plans and establish corrective actions for the continuous improvement of risk management,
o	continuously assess the applicability of the risks of the Integrated Risk Map to the activities and geographies under its responsibility;
o	regarding imminent risk to the 1st line of defense, to adopt immediate and proactive corrective actions deemed suitable, without need to attain prior authorization. Afterwards, if any support above the scope provided is required, send the respective request directly to the Board of Executive Officers;
o	establish and implement Crisis Management protocols and Business Continuity plans for the risks entailed, classified as Very Critical and Critical severity (regardless of likelihood) and, for other risks, whenever applicable, and for risks with Very Critical and Critical impacts (regardless of likelihood), drills must be carried out in order check the effectiveness and efficiency of Crisis Management protocols, and the periodicity of the drills must be decided by the 1st line of defense according to criticality, in observance of local rules and law specifics;
o	Establish minimum technical, technological and management standards defined by 2nd line of defense;

•	The 2nd Line of Defense (Enterprise Risk Management (ERM) - Integrated Business Risk Management), which has the following main responsibilities:
o	develop and implement policies, methodologies, processes and infrastructure for integrated risk management;
o	provide support to the work of the 1st Line of Defense, providing qualification and instrumentation for risk management and prevention;
o	support and promote the exchange of knowledge and information, in order to spread the management culture and organization’s risk prevention;

o    support and monitor the fulfillment of the business risk governance model;

o	support the external disclosure of official information regarding business risk management; consolidate the deliberations of Business Risk Executive Committees to send to the Board of Executive Directors, in addition to following the conclusion of recommendations, and it is up to the 2nd Specialized Line of Defense to evaluate the technical effectiveness, when applicable.

The operational risk management, under the responsibility of the Executive Board for Safety and Operational Excellence, corresponds to its performance as the 2nd Line of Specialist Defense on potential risks with impacts on the Occupational Health, Occupational Safety and Process Safety dimensions, and also on the potential geotechnical risks, whose responsibilities are: (i) to perform as technical axis in the definition of standards for managing Occupational Safety, industrial processes and geotechnics; (ii) to perform as regulatory and inspector roles in the critical assets management process; (iii) to maintain the integrated management system in order to ensure uniformity in the application of standards and good operational management practices. Besides the responsibilities described above, the areas under the Executive Board for Safety and Operational Excellence hold the following attributed responsibilities, as described below, to the 2nd Lines of Specialist Defense.

Besides the areas under the Board of Executive Officers for Safety and Operational Excellence, which is the 2nd Line of Defense for Operational Risks, there are areas such as Environmental, Corporate Integrity and Information Security that must also act as 2nd Line of Specialist Defense regarding the respective potential risks. All 2nd Specialized Lines of Defense include the following assignments:

o	establish minimum methodologies, technical, technological and management standards, risk indicators and asset reliability to be adopted by the 1st Line of Defense;
o	equip and qualify the 1st Line of Defense, supporting its evolution in management and prevention of specific risks;
o	define the prioritization of critical control elements and test their integrity;
o	support the identification of deviations and risks and issue recommendations, support the implementation of the model and risk and asset management and prevention standards;
o	inspect the application of standards and indicators and assess the performance of operational, commercial, project, support and administrative areas (1st Line of Defense), with independence and transparency;
o	assess the effectiveness of controls, related to potential relevant risks, performed by the 1st Line of Defense and, in case of critical deviation(s), has the power define immediate actions to be implemented by the 1st Line of Defense, with the power to decide on stopping the asset operation.

The definition of which areas of the organization will act as the 2nd Specialist Line of Defense is delegated to Vale's Board of Executive Officers.

•           The 3rd Line of Defense comprises areas with full administrative independence, in other words, the Audit Committee (which was deployed on March 2020, with the election of its embers and approval of the internal regiment). After the statutory reform of April 30, 2020, its composition and assignments were regulated by the Vale’s Articles of Incorporation, and purposes of addressing the rules of the Statutory Audit Committee regulated by the CVM and the New Market Regulation, in addition to the Audit Committee rules applicable to the Brazilian companies with ADRs listed in the American market). The Audit Committee supervises the Compliance Office which, in turn, manages the areas of Corporate Integrity, Reporting Channel and Internal Audit. These areas, observing their respective areas of operation, carry out evaluations, inspections, by means of control tests and investigation of complaints, of risk and determination of complaints, providing exempt assurance, including on the effectiveness of risk management, internal controls and compliance.

Key risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their treatment strategies. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures, among which are, for example:

(i)	the definition of indicators and parameters for risk monitoring purposes;

(ii)	the development and acquisition of technological solutions in accordance with information security requirements for the optimization of the Company's processes;

(iii)	the training of Company employees engaged in the planning and execution of their projects;

(iv)	the adoption of actions to improve efficiency in the licensing processes of their projects, such as (a) promotion of greater integration between the environment and the project development teams, (b) full compliance with environmental laws, demands and commitments, specially regarding constraints, (c) development and periodic review of tools and regulations aimed at standardizing processes and improving the quality of environmental deliveries, (d) qualification and training of teams, (e) encouragement of greater interaction with environmental agencies and the establishment of relationships of trust;

(v)	the continuous improvement of the Company's health and safety management systems as well as the ongoing dissemination of information and prevention campaigns in the Company to improve employees' health and safety standards;

(vi)	the control and management of environmental liabilities in its units, as well as the application of corrective measures aimed at mitigating the risks and eliminating environmental liabilities;

(vii)	the preparation of environmental studies aimed at limiting the extent of environmental degradation and of potential risks to health and to the environment;

(viii)	the choice of high-level partners and the maintenance of fair and long-term partnerships with its main clients and partners in the Company's joint ventures. For information on counterparty credit risk control, see item 5.6 of this Reference Form;

(ix)	the choice of suppliers that comply with our values and that meet the requirements provided for in the Code of Ethics and Conduct for Suppliers, besides the conduction of hiring services in an integral, transparent and ethical way, respecting the company’s standards and procedures and the legislation applicable to the process;

(x)	the management of the portfolio consisting of energy from our own generation plants, consortia and related companies, and long-term supply contracts, based on the current and anticipated energy needs of its operating units, in order to maximize cost competitiveness and safety in supply;

(xi)	emphasis on cost reduction, capital discipline, liability management, working capital management and divestitures;

(xii)	in order to mitigate risks related to extraction, (a) assurance of the maintenance of the current mining rights that support operations and projects, (b) carrying out capital expenditures in mineral exploration in order to reduce the risks inherent to the estimates of reserves and contribute to a possible expansion or replacement of the reserves consumed by the current production;

(xiii)	the provision of the Ombudsman's Channel, through which employees, suppliers, the community or any other person may wish to report anonymously, if the complainant prefers, suspects of violation of the company's Code of Conduct. All complaints done through the Channel will be investigated, under coordination of the Compliance Board;

(xiv)	systematic monitoring of changes in government and regulatory policies for the sector, in order to react quickly and timely to these changes, as well as, where applicable, participate in discussions regarding such changes through entities representing the mining sector, in which it participates;

(xv)	promotions of its activities in a responsible manner in all locations where it is present, aiming the respect towards the communities and the environment;

(xvi)	continuous monitoring of the Company’s contingencies and legal actions, doing its best in the defense in the processes where the Company and its subsidiaries are party;

(xvii)	adoption, in crisis and disaster situations, of measures that include (a) contingency plans that provide for an immediate response to safeguard the Company's employees, assets and image, (b) definition of crisis response protocols, and (c) alternate solutions defined by each operation to ensure the continuity of the business and the agility in the recovery to resume the normal productive flow of critical activities;

(xviii)	insurance contracts. For information related to insurance contracts, see item 5.6 of the Reference Form.

iii.	Risk management organizational structure

The organization chart below features the main organizations involved in Vale’s risk management:

Annual Shareholders’ Meeting

Fiscal Council

Board of Directors

Sustainability Committee

Finance Committee

People and Governance Committee

Audit Committee

Operating Excellence and Risk Committee

Dam Safety CIAE

Corporate Governance Secretariat

Compliance Department

Complaints Channel

Internal Audit

Integrity

Presidency or Executive Boards

Business Risk Executive Committee – Operating

Business Risk Executive Committee - Geotechnical

Business Risk Executive Committee – Strategic, Financial, Cybernetic

Business Risk Executive Committee – Audit Compliance

Ferrous Materials Executive Board

Business Support Executive Board

Safety and Operating Excellence Executive Board

IR and Finance Executive Board

Institutional Relations, Sustainability and Communication Executive Board

Process, Risk and Internal Controls Executive Management

Key risks are periodically monitored, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their treatment strategies. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures.

To this end, the Company has an operational structure to check and monitor the policy and internal controls, with the Board of Directors being the body responsible for approving the Vale risk policies. The Board of Directors is supported by advisory committees that, in general, are responsible for monitoring the scope of action and the effectiveness of the risk management of the business by the Board of Executive Officers, aligned with the guidelines set out by Vale’s Board of Directors.

Permanently, they are: the Financial Committee, Sustainability Committee, Committee for Operational Excellence and Risk, People and Governance Committee, and the Audit Committee (installed in March 2020). And, non-permanently, the Independent Committee for Extraordinary Advice on Dam Safety (“CIAE-SB”). For information on the main competences of these Committees, including the skills related to risk management, see items 12.1 and 12.12 of this Reference Form.

Particularly regarding:

(i)	CIAE-SB, it should be clarified that the Board of Directors decided on its creation, on January 27, 2019, due to the rupture of Dam I of the Córrego de Feijão Mine, and it is dedicated to advising the Board of Directors in matters related to the diagnosis of the safety conditions, management and mitigation of the risks related to Vale's ore tailings dams, as well as to recommend measures to be taken to reinforce their safety conditions - The Management Council has renewed the contract of the members of CIAE-SB, with the mandate to be extended up to the Ordinary General Meeting to be held in 2021; and
(ii)	The Audit Committee, please clarify that the Board of Directors has authorized the installation on March 11, 2020, in order to improve corporate governance through installation of a specific body to advise the Board of Directors in supervising the internal audit activities, internal control areas and the area responsible for preparing Vale’s financial statements, among other assignments. After the statutory reform of April 30, 2020, its composition and assignments were regulated by the Vale’s Articles of Incorporation, and purposes of addressing the rules of the Statutory Audit Committee regulated by the CVM and the New Market Regulation, in addition to the Audit Committee rules applicable to the Brazilian companies with ADRs listed in the American market.

The Company also counts on other bodies and areas for purposes of checking and monitoring risk Management, such as:

•	1st Line of Defense: made up by the risk owners, that is, the direct responsible persons for keeping the risks within the tolerances set out by Vale, and by the performers of the processes of the operational, commercial, project, support and administrative areas of the entire Company)
•	2nd Line of Defense: Comprised by the Enterprise Risk Management (ERM) area - Integrated Business Risk Management and the 2nd Line of Specialized Defense, among which the Operational, Health and Safety Risk Management board rises up.
•	3rd Line of Defense: comprised by the Audit Committee (installed on March 2020), which monitors the Compliance Board, responsible for the integrity, internal audit and reporting channel, created after recommendation by the Board of Directors of March 11, 2020 and the statutory reform of April 30, 2020.

In addition, Vale includes the Business Risk Executive Committees2, the Company’s Board of Directors and the Fiscal Council, with the main assignments and responsibilities within the scope of organizational structure of risk management comprise~~:~~

•	Business Risk Executive Committees: The Business Risk Executive Committees, created by the Vale’s Board of Directors, are divided into 4 (four) committees with different scope of action: (i) Operational Risks; (ii) Geotechnical Risks; (iii) Strategic, Financial and Cybernetic Risks, and (iv) Compliance Risks. They act preventively and aim to support Vale’s Board of Executive Officers in monitoring the business risks and in the required resolutions from this board. The Business Risk Executive Committees, among other assignments, are responsible for: supporting the 1st Line of Defense regarding additional requests for human, financial any other kind of resources for the proper management and prevention of potential risks, in particular in what regards the reduction or elimination of the risks rated with as unacceptable and for the effectiveness of the controls and timeliness of the action plan for the risks rated as needing continuous monitoring; supporting Vale’s Board of Executive Officers in the monitoring of the operational, businesses, cybernetic, geotechnical, strategic, financial and compliance risks, and issue preventive recommendations regarding the potential risks discussed in the meetings of said committees; recommending, if necessary, revisions of the risk management principles and instruments, aiming the continuous improvement of the businesses for later approval by the Board of Executive Officers; offering the Board of Executive Officers a consolidated macrovision of the exposure of the Vale System to potential risks in the Operational and Cybernetic, Strategic and Financing or Compliance potential risks, as the case may be, and supporting the preparation of the Risk Management Pluriannual Plan.

2 The Executive Committees are of support to the Executive Board, without acting as a 2nd Line of Defense.

Board of Executive Officers: responsible for: promoting, via resources of human, financial or any other nature, the required support for the ‘st and 2nd Line of Defense to act on the reduction or in eliminating risks rated in the Risk Matrix at an unacceptable level and to ensure continuous monitoring level risks are ensured to include effective controls and action plans.

•	Audit Committee (installed on March 2020): responsible, among other attributions, for (a) the supervision of internal audit activities, monitoring their independence, effectiveness and structure adequacy, as well as the quality and integrity of the internal audit processes, and proposing to the Board of Directors the actions deemed necessary to improve them; (b) supervision of the activities of the internal controls and controller area, responsible for the preparation of Vale’s financial statements; (c) supervision of the procedures and channels to be used by the Company to receive, process and handle denunciations, complaints and information regarding (i) the non-compliance with legal and normative devices applicable to the Company, besides internal regulations and codes, (ii) accounting issues, (iii) internal control issues, and (iv) audit issues, including with provision of specific procedures for the protection of the identity of the complainant and the confidentiality of the information, according to the applicable law. Moreover, as stated in its Internal Regiment, the main attributions of the Audit Committee regarding risk management are: (d) evaluate and discuss with the independent auditor (d.i) the accounting principles and criteria used in the financial statements; (d.ii) the accounting of the main provisions, contingencies and litigations that may impact the financial statements; (d.iii) the methods of risk assessment and the main identified risks; and (d.iv) eventual changes in the scope of work of the independent auditing and eventual relevant faults and deficiencies identified in Vale’s internal controls; (e) evaluate and monitor Vale’s risk exposures; (f) evaluate and monitor Vale’s integrated risk map, and propose improvements in the mitigation plans; (g) evaluate, monitor and recommend the correction ou improvement of Vale’s internal risk policies, including the Policy for Transactions with Related Parties, as well as the adequacy of the transactions with related parties carried out by Vale, and the mechanisms to deal with conflicts of interest, in the terms of said Policy.

•	Executive Board of Process, Risk and Internal Control Governance: Responsible for Enterprise Risk Management, as per aforementioned assignments.

•	Board of Executive Officers for Operational Safety and Excellence - Operational Risk Management, 2nd Line of Specialized Defense, as per aforementioned assignments.

▪	Lines of Defense: for more information on the three lines of defense, see item 5.1.b.(ii) above.

▪	Fiscal Council: Vale’s Fiscal Council is responsible for supervising the process of assessment of internal controls carried out by Management to prepare the financial statements and by independent auditors, through periodic meetings to present the results of the work of the Internal Controls Management and respective remediation plans established by those responsible for the process.

The risk management standards and procedures complement the Risk Management Policy and define practices, processes, controls, roles and responsibilities in the Company with regard to risk management.

c.         Adequacy of the operational structure of internal controls for verifying the effectiveness of the adopted policy

In line with the Company's Corporate Risk Management Policy, Vale has an Executive Board for Process, Risk and Internal Control Governance that assesses the control environment at the entity’s level in order to assure the Company's risk management governance. The purpose of this assessment is to provide assurance regarding the reliability of the financial statements. In addition, Internal Audit also acts upon the checking of the fulfillment of guidelines and rules of Company’s rule documents.

5.2 - Description of the market risk management policy stated in item 4.2

a.	If the Company has a formal policy for managing market risks, highlighting, if it does, the body that approved it and its approval date, and, if not, the reasons for not adopting such practice

The Company’s risk management is done in an integrated manner, in order to ensure that the Company’s general risk level is maintained aligned to its strategic guidelines.

Accordingly, the Corporate Risk Management Policy, originally approved by the Board of Directors on December 22, 2005 and later amended on August 26, 2019, establishes guidelines that are applied to the management of the corporate risks to which the Company is exposed, and not only specifically to market risks. Among these guidelines, we highlight the following:

•	Supporting the strategic planning, the budget and the sustainability of our businesses.

•	Measuring and monitoring our potential risks on a consolidated manner, considering the effects of diversification of our entire business, when applicable.

•	Evaluating the impacts on our map and the risk tolerance when new investments, acquisitions or divestures are being decided.

In addition, the Company has a Policy for the Use of Derivatives, approved by the Board of Directors on November 26, 2019, which establishes guidelines and spheres of competence for contracting hedge operations for its exposure to market risk factors, among other provisions.

b.       Objectives and strategies of the risk management policy

Based on its Risk Management Policy and on the risk governance structure, the Company seeks protection against the main risks that may adversely and relevantly impact the objectives set by the Company's top management and its reputation, as well as its financial and operational results.

i.       Market risks for which protection is sought

The Company is exposed to several market risk factors that may impact its cash flow. In this sense and, according to the contents of item 4.2 of this Reference Form, considering the nature of the business and operations of the Company, the main market risk factors to which it is exposed are the following:

▪	foreign exchange rates and interest rates: the Company’s cash flows are exposed to the volatility of several currencies against the U.S. dollar and to the loan and financing interest rates. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to other currencies, mainly the Brazilian real and the Canadian dollar. The Company also has debt instruments and other liabilities denominated in currencies other than US Dollar, mainly in Brazilian reais and euros.

The Company’s floating rate debt consists mainly of loans, including export pre-payments, and commercial bank and multilateral organization loans. In general, the U.S. dollar floating rate debt is subject to changes in Libor (London Interbank Offer Rate).

▪	product prices and input costs: the Company is also exposed to market risks associated to volatilities in the prices of commodities that may impact its revenues or costs.

ii.       Hedging strategy

Periodically, an assessment is made of the potential impact on the Company's cash flow on the exposure to market risk factors mentioned above to . This supports the decision-making process regarding the appropriate hedging strategy, which may incorporate financial instruments, including derivatives. This assessment is made considering together the main market risk factors and their correlations, in order to take advantage of potential natural hedges.

When necessary to adjust the Company’s risk profile and to reduce the volatility of its future cash flows, market risk mitigation strategies are evaluated and implemented in line with these objectives.

Various forms of mitigation can be used, such as:

(i)	financial operations through the use of derivatives with hedging purposes;
(ii)	committed credit lines guaranteeing liquidity;
(iii)	strategic decisions with the objective of reducing the cash flow risk.

Derivative portfolios are monitored monthly on a consolidated basis, allowing finance results to be monitored along with their impact on cash flow to ensure compatibility between strategies implemented and objectives proposed.

For more information, see item (iv) below.

iii.       Instruments used for hedging

The financial instruments used for hedging include predominantly forward transactions, swaps, futures and options.

The hedging programs contracted by Vale and its objectives are as follows:

•                         Program to hedge loans and financing in reais pegged to CDI: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debt pegged to CDI into US dollars for loan agreements and financing. In these transactions Vale pays fixed rates in US dollars and receives remuneration in reais pegged to the CDI.

•                         Program to hedge loans and financing in reais pegged to TJLP: in order to reduce the cash flow volatility, swaps were used to convert the cash flow for debts pegged to TJLP into US dollars for BNDES loan agreements. In these transactions Vale pays fixed or floating rates (Libor) in US dollars and receives remuneration in reais pegged to the TJLP.

•                         Program to hedge loans and financing in reais at fixed rates: in order to reduce the cash flow volatility, swaps were used to convert the cash flow for debts denominated in reais at a fixed rate into US dollars for BNDES loan agreements. In these transactions, Vale pays fixed rates in US dollars and receives remuneration in reais.

•                        Program to hedge loans and financing in reais pegged to IPCA: in order to reduce the cash flow volatility, swaps were used to convert the cash flow for debts pegged to IPCA into US dollars. In these transactions, Vale pays fixed rates in US dollars and receives remuneration in reais pegged to the IPCA.

•                         Program to hedge loans and financing in Euros: in order to reduce the cash flow volatility, swap operations were conducted to convert cash flow for debts in Euros into US dollars. In these transactions, Vale receives fixed rates in Euros and pays remuneration pegged to fixed rates in US dollars.

•                         Hedging program used to purchase nickel products: hedging was used to reduce the risk of a price mismatch between the nickel products purchasing period (concentrate, cathode, sinter and other types) and the final product sales period. The items purchased are the raw materials used in the refined nickel production process. The transactions usually carried out in this case are sales of nickel for future settlement, either on the stock market (LME) or in the over-the-counter market. During the closing of the 2019 fiscal year, all operations within this program were settled.

•                         Fixed-price nickel sales program: in order to maintain the exposure of revenues to nickel price fluctuations, derivatives were used to convert fixed price nickel contracts (as required by customers) into floating prices. The transactions are intended to ensure that prices relating to these sales are equivalent to the

London Metal Exchange (LME) average price when the product is physically delivered to the customer. The transactions usually carried out under this program are purchases of nickel for future settlement, either on the stock market (LME) or in the over-the-counter market. During the closing of the 2019 fiscal year, all operations within this program were settled.

•                         Hedging program for purchasing copper products: hedging was used to reduce the risk of a price mismatch between the purchase period for copper products (scrap and others) and the sales period for the final product. Purchased scrap is mixed with other raw materials to produce copper for final customers. In this case, normally the transaction carried out is the sale of copper with future settlement in the stock exchange (LME) or over-the-counter market. During the closing of the 2019 fiscal year, all operations within this program were settled.

•                        Program for hedging part of the nickel revenues: with the purpose of reducing the volatility in its cash flow caused by changes in the price of nickel, the Company implemented a Nickel Revenue Hedging Program. Hedge operations were carried out within this program, through options agreements, to hedge part of the projected volumes of floating price sales, with highly probable execution, insuring prices above the average unit nickel production cost and investments for the hedged volumes. Hedge accounting was used in this program. The transactions are carried out on the stock market (LME) or in the over-the-counter market.

•                         Hedging program for bunker fuel purchases: to reduce the impact of fluctuations in bunker fuel prices on the contracting/provision of maritime freight and, consequently, to reduce the volatility of the Company's cash flow, hedge operations were carried out for this raw material, through options.

•                        Hedging program for contracting maritime chartering: In order to reduce the impact of the volatility of the sea freight price on the company's cash flow, hedge operations were carried out through Forward Freight Agreements (FFAs) . The hedged item is a portion of Vale’s cost tied to the spot price of sea freights.

Accounting policy for derivative financial instruments and hedge accounting

Derivative financial instruments are recorded in the financial statements at a fair value and the gains or losses in the fair value are recorded in the income statement, unless they are designated as a hedge accounting program, according to the parameters established in IFRS 9 “Financial instruments: recognition and measurement” (CPC 48 in Brazil).

In general, a hedge relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the hedged item, and effectiveness tests are carried out in order to assess the efficacy and quantify the unefficacy of the relationship between the financial instrument and the hedged item. At the start of the hedge accounting operations, the Company documents the type of hedge, the relationship between the hedging instruments and the item to be hedged, its risk management and the strategy for carrying out the program.

The Company holds, on the date of this Reference Form, programs designated as nickel cash flow hedge accounting, where the effective portion of the oscillations in the fair value of the derivatives designated and qualified as cash flow hedge is recognized in the net equity, in the “Asset evaluation adjustments” account. Gains or losses related to the non-effective part is immediately recognized in the income statement. When a hedge instrument is due or sold, or when a hedge ceases to meet the hedge accounting criteria, all accrued gains or losses in the asset at the moment remains in the equity and is recognized as outcome when the operation is recognized in the income statement.

iv.       Parameters used for managing these risks

With regard to market risks, it is noteworthy that the monitoring and the periodic assessment of the consolidated position of the financial instruments used to mitigate Vale's market risks allows for monitoring the financial results and the impact on the cash flow, as well as to ensure that the objectives initially set are achieved. The calculation of the fair value of the positions is made available monthly for the management to follow.

The parameters used to check the Company's exposure classification or non-classification are:

(i)	verification that the programs mentioned in item 5.2 (iii) above have been executed;

(ii)	analysis and constant monitoring of contracted volumes; and

(iii)	observance of the adequacy of the maturity dates, considering their respective hedging strategies, ensuring that there is no delisting of the Company's exposures. The mismatch between exposure and hedging strategies can occur if:

a.	the hedge contracted volumes/values become greater than the volumes/values of the respective exposure;
b.	the exposure for which hedging was sought ceases to exist; or
c.	there is a maturity mismatch between the hedging strategies and their respective exposures.

In order to avoid potential mismatches due to the provisions of item “(iii).a" above, the procedure adopted is the periodic monitoring of the volumes/values to be used as basis for the hedge strategy proposals. For hedging raw material prices, for example, if the updated consumption estimates point to a decrease in volumes relative to the initial estimates used for the proposed hedging strategies, the volumes used in the hedging strategy will be adjusted accordingly.

In order to avoid potential non-classification due to the provisions of item "(iii) .b", during the periodic monitoring, if the initially estimated exposure does not materialize, the hedging strategy is immediately terminated (unwind of the contracted positions).

Also, for potential non-classification under item "(iii) .c", the alignment between the expiry date of the contracted hedging strategies and the expiry of the initially estimated exposure is constantly checked.

V.       If the Company uses financial instruments with different hedge objectives and what are these objectives

•	Warrants received on the sale of part of Vale's future gold (by-product) production: These warrants behave similarly to a US purchase call and were received as part of the payment for the sale of payable gold flows produced as a by-product in the Salobo copper mine and certain Sudbury nickel mines. On February 2020, the company sold all our subscription bonus (warrants) from Wheaton (equivalent to 10,000,000 common shares) for US$ 2.50 each warrant, totaling US$ 25 million.

•	Debenture purchase options: The Company has debenture agreements in which the creditors have options to convert debentures into a certain number of shares of Vale Logística Integrada (VLI) held by the Company.

•	Option related to the SPEs Casa dos Ventos: The Company holds purchase options for the shares of the special purpose entities Ventos de São Bento Energias Renováveis, Ventos São Galvão Energias Renováveis and Ventos de Santo Eloy Energias Renováveis (together denominated “SPEs Casa dos Ventos”), that comprise the Folha Larga Sul wind farm project in Campo Formoso, state of Bahia. This option was purchased when the Company signed power purchase agreements with Casa dos Ventos, to be supplied by said wind farm.

•	Positions in embedded derivatives: Vale's cash flow is also exposed to market risks associated with contracts that contain embedded derivatives. The embedded derivatives existing on December 31, 2019, are described below: 1) agreements for the purchase of raw materials and nickel concentrate that contain price provisions based on the future price of copper and nickel; 2) the purchase of gas by Companhia de Pelotização Vale Omã (LLC), with a clause of premium in the price of gas if the Company's iron ore pellets are traded above a predefined level; and 3) agreement for the sale of the stake held by the Company with a clause that establishes, under certain conditions, the minimum return guarantee on the investment of the acquiring company.

VI.       Organizational structure to control market risk management

Market risks are managed by the same organizational structure described in item 5.1 (b) (iii) above.

The approval of the hedge programs for the Company’s exposure to market risk factors are the competence of the Board of Directors, or of the Board of Executive Officers, by delegation of the Board of Directors, according to the limits set out in the Policy for the Use of Derivatives mentioned in item 5.2(a). The Board of Executive Officers may delegate powers in the hierarchical line, within its approval limits. The Financial Committee is informed about the approval of new hedge programs decided by the Board of Executive Officers or by its delegation.

In addition, it is noteworthy to mention that all operations involving derivatives are subject to previous risk evaluation and approval by the competent body, and the control of all such operations is centralized in the Company’s Global Treasury and Corporate Finance Board.

c.       Adequacy of the operational structure and internal controls to verify the effectiveness of the adopted policy

The monitoring and the periodic assessment of the consolidated position of financial instruments used to mitigate Vale's market risks allows for the financial results and the impact on the cash flow to be monitored, as well as ensure that the objectives initially set are achieved. The determination of the fair value of the positions is made available monthly for monitoring by the management.

For this reason, the back-office department, which is part of the Corporate Treasury and Finance Global Board, monitors these financial instruments, and is responsible for confirming the financial characteristics of the transactions, as well as the counterparties with whom the operations were carried out and to report the fair value of the positions. This department also assesses whether the transactions were carried out in accordance with the internal approval.

In addition to this area, the Process, Risk and Internal Control Governance Executive Board acts to verify the integrity of the controls that mitigate risks in operations contracted within the governance criteria set forth above. In addition, Internal Audit also acts upon the checking of the fulfillment of guidelines and rules of Company’s rule documents.

In compliance with the recommendations issued by regulating agencies, Vale, on March 11, 2020, installed an Audit Committee, that will act to monitor the internal audit and the Company’s internal controls, besides evaluating, monitoring and making recommendations to the administration regarding the improvement of internal policies. For compliance with the regulations issued by CVM, SEC and the Novo Mercado - B3 Regulation, the Audit Committee began to perform its attributions in Vale starting right after the statutory changes approved in the Ordinary and Extraordinary General Meetings carried out on April 30, 2020.

5.3 - Regarding the controls adopted by the issuer to ensure that the financial statements are prepared reliably, state:

a.       The main internal control practices and the level of efficiency of these controls, indicating possible imperfections and measures taken to correct them.

Vale's management has assessed the effectiveness of the Company's internal controls related to financial statements through processes designed to provide reasonable assurance regarding the reliability of the financial statements, in accordance with the criteria established in the Internal Control - Integrated framework - 2013 - issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The process of assessing internal controls includes joint action with the business areas for the assessment of reporting risks, process mapping, assessment of their compliance with the other policies and regulations, as well as the validation of applicable controls aimed at mitigating the risks that may affect the Company's ability to initiate, authorize, record, process and disclose relevant information in the financial statements.

In line with the Company's Corporate Risk Management Policy, the Process, Risk and Internal Control Governance Executive Board assesses the environment of controls at the entity’s level, in order to assure Company's risk management governance. The purpose of this assessment is to provide assurance regarding the reliability of the financial statements.

The adoption of IFRS 16 (Leasing Operations) required the implementation of new controls and the modification in certain accounting processes related to leasing operations. The impact of such changes was not relevant to our internal control on financial reporting. Vale's management has not identified other changes in its internal control on financial reporting that occurred during the fiscal year ended on December 31, 2019 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

In addition, the Process, Risk and Internal Control Governance Executive Board interacts with the Internal Audit department, with the Audit Committee starting on March 2020 ,and with the Ombudsman office, in order to capture any occurrences that may impact the financial statements.

At the end of the fiscal year, based on tests carried out by the Management throughout the whole period, no relevant deficiencies were identified in the execution of controls. Also, during the year, any deficiencies identified in the execution of controls are corrected by applying action plans with the purpose of ensuring its correct execution at year-end and avoiding recurrences.

b.       Organizational structures involved

Vale S.A. has an organizational structure of internal controls to ensure that reliable financial statements are prepared. It is comprised of the Process, Risk and Internal Control Governance Executive Board, reporting to the Executive Officer of Finance and Investor Relations, with the correspondent monitoring by the Fiscal Council. The process also counts on the participation of Internal Audit, the Audit Committee (installed on March 2020) and the Ombudsman, both below the Board of Directors. Their roles and responsibilities are described in item 5.1 (b) (iii).

c.       If and how the efficiency of the internal controls is supervised by the issuer's management, stating the position of the persons responsible for such monitoring

As part of the annual certification process of the internal controls environment, the Management promotes a review of all controls with the effective participation of all the Boards involved in the processes, and carries out validation tests, aiming to get the effectiveness of the controls.

At the end of the cycle, the executives responsible for the processes of all the Company’s business areas and support areas, mapped on Sarbanes-Oxley compliance controls and tests, sign sub-certification terms that support the internal control environment assessment as well as the publication of the financial statements.

In addition, vale’s Fiscal Council and the Audit Committee (installed on March 2020) supervise the internal control assessment process carried out by Management and independent auditors through regular meetings to present the results of the work of the Process, Risk and Internal Control Governance Executive Board and respective remediation plans established by the process.

d.       Deficiencies and recommendations on internal controls contained in the detailed report prepared and sent to the Company by the independent auditor

The management assessed the effectiveness of Vale's internal controls related to the financial statements as of December 31, 2019 and concluded that internal controls provide reasonable assurance in relation to the reliability of financial reporting and the preparation of consolidated financial statements and are considered effective. The internal control environment was audited by PricewaterhouseCoopers Auditores Independentes, an independent audit firm, and no significant deficiencies were identified in its assessment.

e.        Comments of the Officers on the shortcomings identified in the independent auditor's report and on the corrective actions taken

The Company's Officers made an evaluation based on the relevance, likelihood and possible magnitude of misstatements reported by the independent auditors, and reached the conclusion that the action plans defined for such shortcomings are adequate for proper implementation of the recommendations made by the auditors, pointing out that, as described in item (d) above, no significant shortcoming was reported by the independent auditors.

5.4 - In relation to the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts committed against the public administration, national or foreign, inform:

a. if the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of fraud and illegal acts committed against public administration, identifying, if so, the following:

i. the main integrity mechanisms and procedures adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adapted

In order to guide all persons that work in Vale or act on its behalf on how to act with ethics and integrity, Vale issued the Global Anti-Corruption Program, that includes the Code Of Conduct, the Global Anti-Corruption Program and the Global Anti-Corruption Manual (collectively known as “Global Anti-Corruption Program”). The program - under the responsibility of the Corporate Integrity area - states that the Company applies zero tolerance to corruption and forbids all kinds of bribing (direct or indirect).

The Global Anti-Corruption Program establishes rules that must be followed by all employees, service providers, suppliers and other third parties, as well as by subsidiaries and companies directly and indirectly controlled by Vale, in relation to the international anti-corruption laws and regulations applicable to the Company's business. In case of non-compliance, the responsible person is subject to disciplinary sanctions and to be legally accounted.

The rules of the Global Anti-Corruption Program are aligned to the best practices in the market and to the anti-corruption laws applicable to Vale.

Both the Code of Conduct an the Anti-Corruption Policy were updated in 2019, as approved by the Company’s Board of Directors, respectively on December 19, 2019 and October, 24, 2019, proving that the Company is always trying to stay current regarding the compliance issue. The new revision of the Code of Conduct strengthens the complainant protection, ensuring that secrecy is maintained at all times, and that no intimidation or retaliation will take place. Both the Code of Conduct and the Anti-Corruption Policy must be revised at least once every three years, or upon request.

The performance and the revisions of the Global Anti-Corruption Program always consider the Company operations and the risk of corruption in the countries where the Company operates.

In order to properly manage its value chain, all suppliers of materials, services and equipment, entities, associations, or any third party that receives resources, assets or rights from Vale undergo a process of corruption risk assessment before they are registered. This procedure comprises an anti-corruption due diligence, which is the checking by means of public information of the criminal record of these third parties In addition, contracts entered into by Vale include anti-corruption clauses that provide the fulfillment of applicable anti-corruption laws.

In addition, all suppliers and third parties that act on behalf of the Company or its affiliated companies, must know and use the Anti-Corruption Policy as a tool to guide their conduct. As for suppliers that bring a greater degree of exposure to corruption risks, due to the service provided, the Anti-corruption Policy must be sent.

The monitoring and control activities carried out in 2019 by the Corporate Integrity area (responsible for implementing the Program) were focused on issues related to socioenvironmental expenditures (such as donations, sponsorships, relationship actions, technical and/or financial cooperation agreements, environmental expenditures, expenses with traditional communities, social expenditures and other non-compulsory contributions). All these capital expenditures require prior approval of the Corporate Integrity area. In addition, the monitoring of these capital expenditures is done by analyzing the rendering of accounts of a selected sample. The main purpose is to know if the funds are being destined according to what was requested, and used in a correct manner.

ii. the organizational structures involved in the monitoring of operation and efficiency of the internal integrity mechanisms and procedures, indicating their attributions, if their creation was formally approved, the bodies of the issuer to which they report, and the mechanisms to guarantee the independence of their leaders, if any

The implementation, monitoring and compliance with the Global Anti-CorruptionProgram are an absolute priority for Vale. Therefore, Vale has a department of Corporate Integrity, responsible for managing and supervising the administration and effective operation of the Program.

The Corporate Integrity department reports to the Compliance Officer. Some of the functions and responsibilities of the Corporate Integrity department are as follows:

- Oversee and conduct investigations into any information or allegations concerning violation of the Global Anti-Corruption Program and/or applicable anti-corruption laws;

- Develop and organize proper and periodic training for employees, officers and consultants;

- Confirm that adequate resources, systems and internal controls are available for the operation of the Program;

- Report, whenever necessary, issues related to the program and its possible impacts in Vale’s business and reputation to the Board of Directors and also to the Vale’s Integrity Conduct Committee.

Vale’s Conduct and Integrity Committee is a collegiate and independent body created by the company’s Board of Directors to act, in a deliberative and advisory manner, on the improvement of Vale’s ethical awareness, and on the assurance of fair and proportional treatment of the ethic violations that may be identified, and to deal with issues related to the Global Anti-Corruption Program. This Committee comprises the Audit Officer, the Personnel Officer, the General Counsel, the Corporate Integrity Executive Manager and the General Ombudsman of Vale.

iii. if the issuer has a formally approved code of ethics or conduct, indicating:

▪	if it applies to all officers, tax advisors, board members and employees and also covers third parties, such as suppliers, service providers, brokers and associates the Code of Ethical Conduct contains the main guidelines to be followed by the members of the Board of Directors and its advisory committees, by members of the Audit Committee, the CEO, and other executive officers, employees, by employees, trainees and any person that acts on behalf of Vale and its controlled companies. The other entities in which Vale participates must also, as far as possible, follow the rules of the referred to Code of Ethical Conduct.

▪	if and how often officers, tax advisors, board members and employees are trained in relation to the code of ethics or conduct and other standards related to the subject

Vale has training programs specifically focused on the Code of Conduct, where employees learn through examples what is expected by the Company. In addition to the above, it has training programs related to anti-corruption laws, information security, diversity inclusion and conflict of interests – topics also covered by the Code.

The area of Whistleblowing Channel, a body endowed with independence and autonomy, linked to the Board of Directors through the Compliance Department and supervised by the Audit Committee, is responsible for the handling of the allegations received and for updating and training the Code of Conduct.

Several activities are carried out aiming the communication and trainings with the purpose of strengthening the culture of compliance and anti-corruption in Vale. As an example, we carry out live and on-line trainings, mass communications, Vale’s website and intranet updates, besides campaigns and other initiatives.

One of the main actions of the company to promote reflection on ethics and integrity is the “Movement for Integrity” event, held annually since 2015. Through this event we reinforce the attitudes expected from someone who witnesses violations of Vale's Code of Ethical Conduct. In 2019, the sixth edition of the event counted on 53,112 participants, both employees and third parties, and had “A winning team does not keep silent” theme.

Every year, on the World Anti-Corruption Day, a message is sent, via e-mail, to all employees, where the CEO reinforces Vale's values and zero tolerance to any form of corruption.

Finally, the Code of Ethical Conduct provides within its scope that everybody must "Participate in the mandatory periodic training we provide on the Code of Ethical Conduct and other associated topics. Keep up-to-date on policies, standards and procedures related to your assignments."

▪	the penalties applicable in the event of a breach of the code or other standards relating to the matter, identifying the document where such penalties are provided for

The penalties applicable in the event of breach of the Code of Conduct are set out in the document itself, in this excerpt: “Breaches of this Code, other policies, standards, procedures and guidelines of Vale subject the offenders to consequences, including verbal or formal warning, suspension or dismissal”. Disciplinary measures are applied considering the type of violation and its seriousness, the guidelines of the Ethics Committee, Vale's Human Resources area and the applicable legislation."

▪	body that approved the code, date of approval and, if the issuer discloses the code of conduct, locations on the world computer network where the document can be consulted

The revision of the Code of Conduct was approved by the Board of Directors on December 19, 2019 and is available on Vale's Intranet (for employees), on the company's Internet site (http://www.vale.com/brasil/pt/aboutvale/ethics-and-conduct-office/code-of-ethics/Paginas/default.aspx) and CVM (www.cvm.gov.br).

b. if the issuer has a complaint channel, indicating, if so:

▪	if the complaint channel is internal or if it is managed by third parties

Vale has the Ombudsman Channel (previously known as the Ethics and Ombudsman Channel), according to the operating guidelines defined by the Executive Board of Officers and approved by the Board of Directors. The Ombudsman's Office is responsible for its management. The receipt of complaints is done via an outsourced and independent company; however, the coordination of the investigation of the complaints is done by the Ombudsman’s Office.

▪	if the channel is open to receive third-party complaints or if it receives complaints from employees only

The channel is available to anyone who wishes to file a complaint, including employees,

contractors, suppliers, members of affected communities, and other stakeholders.

▪	if there are mechanisms for anonymity and protection of bona fide whistleblowers

The Code of Conduct states that “under no circumstance there will be a breach on confidentiality, intimidation or retaliation to any complainant”. It is the Ombudsman's commitment to guarantee the confidentiality of the identity of the complainant. In addition, the Ombudsman Channel makes it possible to file complaints in an anonymous and confidential manner, for complainants who prefer not to identify themselves.

▪	body of the issuer responsible for the investigation of complaints

The head of the Ombudsman’s Office is responsible for coordinating the investigation of complaints, which, when necessary, delegates the investigations to other areas of the company, such as Internal Audit and Corporate Security. In turn, the head of the Ombudsman’s Office reports directly to the Compliance Director which is supervised by the Audit Committee and assigned to the Board of Directors.

The Ombudsman's Office issues periodic reports on the outcome of each investigation included in the scope of the Channel shared with the Conduct and Integrity Committee, the Audit Committee (installed on March 2020), the Board of Directors and the Fiscal Council, recording the evidence obtained for the reported situations, as well as the appropriate actions for the resolution of improprieties. It also issues, on an annual basis, a report that is made available to all employees on the Intranet and, as from 2018, was also made available to Vale's external agents on its website (http://www.vale.com).

c. if the issuer adopts procedures in consolidation, acquisition and corporate restructuring processes aimed at identifying vulnerabilities and risk of irregular practices in the legal entities involved

All parties involved in a joint venture, consortium, association or any other business combination with any third party (such as in mergers or acquisitions) must first undergo a due diligence, including on corruption aspects, to ensure that the terms and the business conditions will not result in - or will cause - a material risk of breach of the applicable anti-corruption laws.

d. if the issuer does not have rules, policies, procedures or practices aimed at the prevention, detection and remediation of fraud and illegal practices against the public administration, identify the reasons why the issuer has not adopted controls in this regard.

Not applicable, considering that the Company has procedures for this, as described in this item 5.

5.5 – Significant changes in the main risks to which the Company is exposed or in the risk management policy adopted, commenting on possible expectations of reduction or increase in the Company's exposure to such risks

Risks

In relation to the last fiscal year, Vale suffered a significant change in its risk environment due to the rupture of Dam 1 of the Córrego do Feijão mine on January 25, 2019. The causes of the dam rupture are not clear and are being investigated by the Company and by several governmental authorities. This event adversely impacted Vale’s operations, its businesses, financial condition and reputation, and its total impact on Vale is still not clear. It is emphasized that:

•	Liabilities and lawsuits. Potential liabilities resulting from the failure of the dam are significant. The Company is continuously evaluating such contingencies and may recognize additional provisions in the future. Vale is already subject to various legal proceedings and government investigations related to the failure of Dam I, and expects to face other processes and investigations. For additional information about the lawsuits related to the disruption of the Barragem I dam, please refer to the items [4.3 to 4.7] of this reference form. The Company will continue to cooperate fully with the authorities and support investigations into the failure of the dam, and will also challenge any lawsuit it deems unjustified. On December 31, 2019, we recognized provisions totaling US$3.925 billion related to preliminary agreements with authorities to compensate affected people and communities, donations and environmental recovery projects, including (a) US$ 2.735 billion regarding the social and economical compensation and (b) US$ 1.190 billions related to the environmental restoration and compensation. The potential liabilities resulting from dam disruptions are significant and additional provisions may be expected. Moreover, the Company is in negotiations with the Government of the State of Minas Gerais (“GEMG”) and other competent authorities for an additional compensation agreement for collective damages and compensation for society and the environment. Vale's purpose with a potential agreement is to provide a stable agreement for the performance of redress and offset, with the suspension of existing civil cases. The potential agreement is still very uncertain and is subject to the conclusion of ongoing negotiations and approval by the Company, the Government of the State of Minas Gerais, the Public Prosecution Office and other Authorities and Intervening Parties. The potential agreement may lead to an additional provision varying from US$ 770 (R$ 4 billion) to US$ 1.5 billion (R$ 8 billion). All accounting impacts, if any, will be recorded in the period in which an agreement is entered into.

•	Liquidity. Some Company assets remain restricted because of court orders, and additional assets may also be added to this list in the future. These pre-judgment attachments and asset freezes may adversely affect the Company's business and liquidity.

•	Suspension of operations: After the dam breaking, several operations were suspended either voluntarily or as a result of revocation of licenses or court orders. The suspension of operations in its most critical level totaled 92.8 million tons/year production capacity, but part of such operations were resumed during 2019. Additional operations may be suspended as a result of new laws and regulations regarding the use of dams, or the company's inability to obtain the necessary licenses or stability reports required by applicable regulations, as discussed below.

•	Increase in production costs and capital expenditures. Capital expenditures or adjustments may be needed in operations that are not impacted by the dam rupture in order to increase production and mitigate the impact of discontinued operations or meet additional safety requirements. Alternative disposal methods may also have to be used to continue operating some of the mines and mills, particularly those that depend on tailings dams. These alternative methods may be more expensive or require significant capital expenditures in mines and mills. As a result, costs are expected to increase, which may have a material adverse effect on the Company's businesses and financial conditions.

•	Increased taxation e other obligations. The Company may be subject to new or higher taxes or other obligations to finance remediation measures and to compensate for the direct and indirect impacts of the rupture of Dam I. In addition, agreements were entered into with the state of Minas Gerais and some municipalities to minimize the impact of the stoppage of some operations.

•	Additional regulation and restrictions on mining operations. Several governmental authorities have proposed and approved new regulations related to the licensing, use and operation of dams in response to the disruption of Dam I. Additional rules imposing restrictions on mining operations and auxiliary activities are expected. In addition, new taxes, contributions or other obligations may be imposed on the Company due the failure of Dam I or its direct or indirect impacts. These rules may affect not only iron ore operations, but also base metal operations in Brazil and other operations that depend on dams.

-        State law of Minas Gerais on the licensing of dams. A new statute approved by the state of Minas Gerais in February 2019 forbids the increase, modification or construction of any upstream dam, and provides for the total decharacterization of any upstream tailings dams until February 2022. The statute also forbids the increase, modification or construction of any dam if communities are established within the Self-Rescue Zone (ZAS - Zona de Autossalvamento), an area that encompasses the portion of the valley downstream the dam where timely evacuation and intervention of the competent authorities in situations is not possible. Although this statute allows the construction of new dams and the use of existing dams constructed with other techniques, it also imposes significant restrictions on them. As a result, the Company may not be able to rely on tailings dams for new projects and expansion of existing operations.

-         ANM Rules. In 2019, the Brazilian National Mining Agency (ANM - Agência Nacional de Mineração) issued resolutions regarding the safety of dams, requiring companies having upstream dams to deliver a technical decharacterization project until August 2019, and to completely execute the decharacterization of such upstream dams according to specific time schedules based on the dam volume and characteristics. In addition, the resolution requires the decommissioning of the Company’s facilities within the Self-Rescue Zone of a tailings dam.

-        As a result of these new regulations, the licensing process for Company operations may become longer and more uncertain, and our monitoring and compliance costs will increase. These additional laws and regulations may impose restrictions on operations, require additional investments, or eventually require the suspension of additional operations.

Vale will require alternative methods to continue operating some of its mines and plants, particularly those that depend on tailings dams. Projects were approved, and more studies are ongoing to apply a waste disposal technology that consists of filtering and stacking partially or totally dry tailings, which will reduce dependence on tailings dams in the medium and long term. These alternative technologies will lead to increased production costs and will require additional investments in mines and plants of the Company.

•	Reserves. The Company’s reported reserves were impacted by the ongoing investigations and legal proceedings involving the use of dams in its mining operations, and by the new rules regarding the licensing, use and operation of dams, which were adopted in response to the disruption of Dam I. These procedures and regulations may impact the iron ore reserves and the reserves of the Company of other products whose production processes involve dams.

•	Inability to meet additional safety requirements or to secure the required certifications from external experts. The Company is obliged to secure the Stability Condition Statement (DCE - Declaração de Condição de Estabilidade), granted by external experts after an audit, for most of its dams in Brazil in six months time intervals until March 31 and September 30 annually, and, for some of them, annually. Brazilian state and federal authorities are reinforcing dam safety regulations. External experts may not be willing to supply such reports and certificates as a result of the uncertainties about the causes of the collapse of Dam I, and due to the increasing responsibility risk and the uncertainties related to the interpretation of the new regulations. If any of the Vale’s dams is unable to meet safety requirements, the Company may need to suspend related operations, evacuate the area around the dam, relocate the communities and take other emergency actions.

In January 2020, we implemented the role of Engineer of Record (EoR) as an additional step in the assessment of our structures in Brazil. Among his attributions, the EoR is responsible for carrying out regular dam safety inspections, as well as for issuing monthly technical reports. The EoR is integrated with the lines of defense and senior management levels, and is not part of the Company’s operations, in order to have the required authority for this role. In this continuous supervision model, if a change in the stability in any of the structures is identified, a new audit process may be started in order to secure a DCE at any time.

-        In September 2019, the Company received DCEs for 82 of its operational structures in Brazil, but did not receive DCEs for 18 structures, including upstream dams that are being decharacterized and other structures that are under additional studies and works. The operations of these 18 structures were suspended and all of their emergency plans are being carried out.

-        In 2019, emergency actions were initiated after an external consultant revoked a stability report referring to the southern Superior Dam in the Gongo Soco mine (in the Minas Gerais complex in the southeast system), in Barão de Cocais, Minas General. As a result, about 500 residents of the Socorro, Tabuleiro and Piteiras districts were relocated to Barão de Cocais, in the downstream area of the Sul Superior tailings dam. The Sul Superior dam has been deactivated since April 2016 when iron ore production was halted at the Gongo Soco mine. As an additional safety measure, the Sul Superior dam inspections were intensified, new monitoring equipment was installed and additional consultants were hired to conduct a new safety assessment. Besides that, based on the Mining Dams Emergency Action Plan (PAEBM - Plano de Ação de Emergência para Barragens de Mineração) of the B3/B4 dam in the Mar Azul mine, in the city of Nova Lima, Minas Gerais, were relocated about 200 people from the Macacos district to an area downstream the B3/B4 tailings dam, which is inactive.

-        After September 30, 2019, the Itabiruçu, Santana and Norte Laranjeiras dams also had their emergency level triggered due to operational conditions and additional investigations, but these structures did not lose their DCEs.

-        In October 2019, some anomalies were identified during a routine inspection at the Forquilha IV dam. As a result, the DCE for this dam was cancelled. The Forquilha IV dam does not receive tailings since February 2019.

-        In February 2020, the level 2 of the Mining Dams Emergency Action Plan (PAEBM) for the Capitão do Mato dam, at the Capitão do Mato mine, in Nova Lima (MG) were triggered. As a result, all persons in the Self-Rescue Zone of this dam were evacuated, as a preventive measure due to the rainfall volume in the region, above the historic average.

-        On March 31, 2020, after an assessment by the EoR, Vale secured DCEs for 78 of its operational structures in Brazil. Nine dams with emergency levels 2 and 3 in the Mining Dams Emergency Action Plan (PAEBM) did not secure their DCEs. People in the Self-Rescue Zone of these dams have already been evacuated. Seventeen other structures, currently inactive, did not secure their DCEs. Vale is not compelled to evacuate people in the Self-Rescue Zones of these 17 structures, because they are classified as emergency level 1 in the PAEBM.

•	Inability to pay dividends. Reduced cash flows and higher liabilities may adversely affect the Company's ability to pay dividends or make other distributions to its shareholders. Immediately after the dam rupture, Vale's Board of Directors decided the suspension of the compensation policy for shareholders.

•	Greater need for financing. The Company may need to raise funds in the financial markets to meet its existing commitments and possible obligations and capital expenditures associated with the remediation of environmental damages. The Company may not be able to get financing at attractive rates.

•	Increase in insurance costs. The Company's insurance cost is expected to increase, and the Company may not be able to obtain insurance for certain risks.

•	Management attention Since the day the dam collapsed, the attention of the Company’s high management and Board of Directors is focused in the emergency actions and other measures to respond to the crisis, and diverted from the main businesses.

•	Impact on financial performance. The collapse of the Barragem I dam had a large impact in our financial performance and operational results from and for the fiscal year ended on December 31, 2019. The main impacts in the financial statements for the fiscal year ended on December 31, 2019 were (a) US$ 7.402 billion, including expenditures and provisions to meet the obligations related to the decharacterization of our upstream dams, and the obligations that were assumed in preliminary agreements, and (b) a US$ 235 million loss in “Impairment and disposal of noncurrent assets”, assigned to the write-off of the Córrego do Feijão mine and other upstream dams.

•	Additional environmental impacts. Additional environmental consequences of the dam collapse are still uncertain. The impact of the collapse of Dam I in the quality of the Paraopeba river water affected its use down to the city of Pompéu, including the public water supply for the cities of Pará de Minas and Paraopeba. Heavy rains in the Paraopeba river basin in January 2020 increased the impacts in the quality of the Paraopeba river water, and there is no guarantee that interstate rivers will not be impacted, what can lead to additional lawsuits and investigations by federal authorities. Failure to implement the Company’s decharacterization plan and the measures to avoid new accidents may also lead to additional environmental damages, additional impacts in our operations and additional claims, investigations and lawsuits against Vale.

The Company has several tailings dams and similar structures. In addition, it holds interests in companies that own a number of dams or similar structures, including Samarco and Mineração Rio do Norte S.A. (MRN). The disruption of any of these structures could cause the loss of lives and serious personal, property and environmental damages, and could have adverse effects on our business and reputation, as evidenced by the consequences of the rupture of Dam I in Córrego do Feijão. Some joint ventures of our invested companies do also operate similar downstream structures. A US$ 257 million provision was acknowledged as “equity results and other results in affiliated companies” for the decharacterization of the Germano tailings dam, which belongs to Samarco Mineração S.A.

Some of the Company's dams, and some of the dams owned by its investees, such as Samarco and MRN, were built using the upstream method, which presents specific stability risks. Newly approved laws and regulations require that all of upstream tailings dams be decommissioned within a specified timeframe. The appropriate measures for the decommissioning of each upstream dam are still being determined. This process will require significant expenditures, and the process of decommissioning may take a long time. At this time, it is not possible to estimate the costs and deadline for completing the decommissioning procedures. The Company may not be able to complete the decommissioning process of all its upstream dams within the timeframe imposed by the new laws and regulations.

In addition, the Company is involved in legal proceedings in which the adverse parties have requested preliminary injunctions to suspend some of our operations or claimed substantial amounts, including several legal proceedings and investigations related to the collapse of the Barragem I dam and the Fundão tailings dam owned by Samarco. The results of these processes are uncertain and may materially and adversely affect our business, our liquidity and the value of the securities issued by Vale or its subsidiaries. For information on these proceedings, see items 4.3 to 4.7 of this Reference Form.

The obligations and possible liabilities arising from the rupture of a tailings dam owned by Samarco in Minas Gerais could adversely affect the Company's business, financial conditions and reputation.

Risk Management Policy

The Risk Management Policy was revised by the Board of Directors on November 26, 2019. This policy is public and is available on the institutional website, and details Vale's governance structure, based on the Lines of Defense model, detailing its roles and responsibilities, and the instruments used for risk management, such as the Risk Map and Matrix..

5.6 - Other relevant information

An integrated structure was developed to manage the risks which the Company is exposed to, in order to support the fulfillment of objectives, financial strength and business flexibility and continuity. The integrated risk management strategy considers the impact on the Company's business not only of market risk factors (market risk) but also of risks associated with flawed or inadequate internal processes, people, systems or external events (operational risk), risks arising from third-party obligations (credit risk), risks arising from the exposure to legal penalties, fines or reputation losses associated with non-compliance with applicable laws and regulations, internal policies or best practices (compliance risk) and risks associated with political and regulatory conditions in the countries in which Vale operates (strategic risk), among others.

OperationalRisk

Operational risk management is the structured approach to manage uncertainties related to internal processes, people and systems and to external events. Internal events consist of inadequate or failed internal processes, people and systems, while external events include natural and operational disasters caused by others.

Vale minimizes operational risks through new controls and improving existing ones, new plans to mitigate risks and transfer of risk through insurance.  It seeks to have a clear view of the main risks it is exposed to, the cost-effectiveness of mitigation plans and controls implemented in order to closely monitor the impact of operational risks and to allocate capital in an efficient way to reduce them.

Geotechnical Risk

The management of geotechnical risks is done through a structured approach adopted to manage the risks of dams, slopes and ore stacks with the potential to cause fatalities, impacts on communities and on the environment and/or disruption of the Company’s activities.

It is the structured approach used by Vale to manage particularly the risks of dams, slopes and ore stacks, that may collapse with the potential of causing fatalities, impacts on communities and on the environment and/or disruption of our activities, which are very meaningful to our businesses.The geotechnical risks are continuously monitored and dully integrated to the corporate risk management. Vale is working to improve our practices of tailings management practices, implementing a new system for the management of tailings. This new and stricter system is based in the adoption of several layers of protection, including internal and external lines of defense.

Operational, Planning and Continuity Risks

The operational, planning and continuity risks that may interrupt the operations, such as unavailability of critical resources and a site for the disposal of tailings, the risks of not securing or renewing licenses, concessions and mining rights, logistics risks and reserve availability and quality risks.

Cybernetic Risk

Cybernetic risk management is the approach adopted to manage information security risks, such as theft and leakage of information, unavailability of technology assets and compromise of data integrity. The increase in the threat scenario is a natural trend in Vale’s industry and the evolving risks in this space arise from a variety of cyber-threat agents, such as nations, cybercriminals, “hacktivists” and insiders. Vale experiences information safety threats, but none impacted businesses in 2019.

The Company employs various methods to manage this risk, in order to protect, detect and respond to cyber-events, including policies and information safety standards, technology safety and protection, threat detection and monitoring, in addition to response and recovery procedures and tests. In order to encourage vigilance among its employees, a culture of cyber-safety awareness was raised in the company through a training program that comprises topics such as e-mail phishing, information classification and other information safety practices recommended.

Credit Risk

Vale's exposure to credit risk derives from receivables, derivative transactions, guarantees, advances to suppliers and financial investments. Credit risk management processes provide a framework to assess and manage counterparty credit risk and to maintain the Company's risk at an acceptable level.

Vale assigns an internal credit rating and a credit limit to each counterparty using our own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information about the counterparty, as well as on qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risks.  The main strategies for mitigation of credit risks include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Vale has a geographically diversified portfolio of accounts receivable, with Asia, Europe and Brazil being the regions with the most significant exposures.  According to the region, different guarantees can be used to improve the credit quality of the receivables.  Periodically, the Company monitors the exposure of the counterparties in the portfolio and blocks additional sales to customers in default.

In order to manage the credit exposure originated from financial investments and derivative instruments, credit limits are approved for each counterparty with which the Company has credit exposure. Vale controls the diversification of the portfolio and monitors different solvency and liquidity metrics of its different counterparties that were approved for negotiation.

Compliance Risks

Anti-Corruption Risk

In order to guide all persons that work in the Company or act on its behalf on how to act with ethics and integrity, Vale issued the Code of Conduct, which, together with the Global Anti-Corruption Policy and the Global Anti-Corruption Manual, comprise the Global Anti-Corruption Program. The program - under the responsibility of the Corporate Integrity area - states that the Company applies zero tolerance to corruption and forbids all kinds of bribing (direct or indirect).

The Global Anti-Corruption program has specific rules related to:

-        Social and Environmental investments must be previously approved by the Corporate Integrity department via an internal tool and must include a contract with anti-corruption and responsibility clauses.

-       Gifts and hospitalities involving government officers above a certain amount must be previously approved by the Corporate Integrity department through an internal tool, in addition to cash or cash equivalents as gifts, regardless of amount.

-       All suppliers, entities, associations or any other third parties which receive funds from the Company, prior to registration, must undergo diligence, in which previous deals shall be checked for definition of a corruption risk. Anti-corruption clauses must be included in the contracts.

-       The recruiting and employee selection process and leaders related to any other public servant must be previously approved by the Corporate Integrity department.

Strategic Risk

The strategic risk comprises governance, business model, external environmental issues and regulatory, political, economic, or social actions taken by governments or other stakeholders.

Insurance

Vale takes out various types of insurance policies, such as: operational risk insurance, engineering risk insurance (projects), credit risk insurance, civil liability and life insurance for its employees, among others. The coverage of these policies, similar to those used by large companies in the mining industry, is contracted in accordance with the Company's objectives, corporate risk management practice and the limitations imposed by the global insurance and reinsurance markets. Insurance management is carried out with multidisciplinary support from the operational areas of the Company. Among its insurance management instruments, Vale uses a captive reinsurer that allows the retention of part of the risk, contracting insurance on a competitive basis, as well as direct access to the main international insurance and reinsurance markets, and diversification of counterparties.

Information about internal complaints on the Code of Conduct and the improvements made based on complaints

In 2019, the Ombudsman Channel (previously called Ethics and Ombudsman Channel) received 3,507 claims and closed 3,382 cases, of which (i) 291 were related to complaints not investigated due to the lack of information of pertinence to the scope of the Channel, (ii) 154 were consultations, dully answered by the Ombudsman's Office, and that did not lead to investigations; and (iii) 2,937 cases led to investigations that confirmed that 38% of them were violations of Vale’s Code of Conduct. All confirmed violations triggered correction plans, which are presented by the Company's managers and approved by the Ombudsman’s Office. As a general rule, these plans contain measures to promote improvements, training initiatives and employee feedback. Depending on the severity of the allegations, the employees involved may be subject to administrative measures, such as warnings, suspensions or terminations. Suppliers involved in serious violations of the Code of Conduct are also subject to punitive measures, such as fines or termination of contracts. In 2019, the investigations of the Department of Ethics and Conduct resulted in 1,833 corrective actions, including the lay-off of 227 employees.

After the breaking of the Brumadinho dam, the Ombudsman Channel was one of the channels made available for the population to ask for information and support from Vale. The contacts related to this event totaled 983 additional communications, not included in the numbers mentioned above. The contacts received through the Ethics and Ombudsman’s Office regarding the accident were related to: (i) report of missing persons (42%), (ii) offers for voluntary work (26%), (iii) reports about the safety of possible victims (8%), (iv) request for indemnities (5%) and (v) offers for donations (3%).

6. Issuer History

6.1 / 6.2 / 6.4 - Issuer's organization, duration and date of registration with the CVM

Date of Issuer Organization	01/11/1943
Form of Issuer Organization	Government controlled company
Country of Organization	Brazil
Duration	Indefinite Duration
Date of CVM Registration	01/02/1970

6.3 - Brief history

Vale was founded by the Brazilian Federal Government (Brazilian Government) on June 1st, 1942, through Decree-Law no. 4,352, and finally on January 11th, 1943, by the Definite Meeting for the Constitution of Corporation Companhia Vale do Rio Doce S.A., in the form of a government controlled company, with the purpose of exploiting, trading, transporting and exporting iron ore from Itabira mines, and exploring the traffic of the Vitória-Minas Railroad (EFVM), carrying iron ore and agricultural products from Vale do Rio Doce, in the Southeast region of Brazil, to the port of Vitória, located in the State of Espírito Santo.

When the existence of iron ore in Carajás was found, Decree no. 77,608 of May 13th, 1976 granted to Vale a concession for the construction, use and exploration of the railroad between Carajás and São Luís, in the States of Para and Maranhão, respectively. In 1979, the implementation of the Ferro Carajás Project began, and in February 1985 the Estrada de Ferro Carajás (“EFC”) and the Ferro Carajás Project were inaugurated, with the Company's production being classified into two distinct logistic systems (North and South).

The Company's privatization process began in 1997. Pursuant to Call to Privatize PND-A-01/97/CVRD (Call Notice) and the Resolution of the National Privatization Council - CND no. 2 of March 5th, 1997, the Extraordinary Shareholders’ Meeting approved on April 18th, 1997 the issuance of 388,559,056 non-convertible participative debentures (Participative Debentures), in order to guarantee to pre-privatization shareholders, including the Federal Government, the right to participate in the revenue of the mineral deposits of Vale and its subsidiaries, not valued for purposes of setting the minimum price of the Vale privatization auction. The Participative Debentures were attributed to Vale shareholders as payment for the redemption value of class "B" preferred shares, issued as bonus, in the proportion of one share held by the holders of class “A” common and preferred shares, at the time, through partial capitalization of Vale's profit reserves. The Participative Debentures could only be traded after prior authorization from the Brazilian Securities and Exchange Commission ("CVM"), as of 3 months from the completion of the Secondary Public Offering of Shares foreseen in the privatization process.

On May 6th, 1997, the privatization auction was conducted, when the Brazilian Government sold 104,318,070 common shares issued by Vale, equivalent to 41.73% of the voting capital to Valepar S.A. (Valepar), for the amount of approximately R$ 3.3 billion.

Subsequently, pursuant to the Call Notice, the Brazilian Government also sold 11,120,919 common shares representing approximately 4.5% of the outstanding common shares and 8,744,308 class "A" preferred shares, representing 6.3% of outstanding class "A" preferred shares, through an offering restricted to Vale employees.

On March 20th, 2002, a Secondary Public Offering of Shares was issued by Vale, in which the Brazilian Government and the Brazilian Development Bank ("BNDES") sold, each one, 34,255,582 common shares issued by Vale. The demand by investors in Brazil and abroad was substantial, surpassing the offer by approximately three times, which led to the sale of the entire lot of 68,511,164 shares. A portion of approximately 50.2% was placed on the Brazilian market and the remainder was sold to foreign investors. Subsequently, on October 4th, 2002, the competent registration of Participative Debentures was obtained from the CVM, allowing their trading in the secondary market.

In 2017, all the class "A" preferred shares issued by Vale were converted into common shares, at the ratio of 0.9342 common share for each class "A" preferred share.

As of December 22nd, 2017, the common shares issued by the Company were traded in the Segment Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão.

Please find below the most striking events described in the history of the Company in recent years:

2000-2009

- In order to consolidate the Brazilian iron ore market, Vale: (i) in 2000, acquires Mineração Socoimex S.A. (“Socoimex”), which was then incorporated by the Company, and Mineração da Trindade S.A. (Samitri), iron ore producing companies, and (ii) in 2001, acquires 100% of the capital stock of Ferteco Mineração S.A..

- This decade saw the first listings of Vale's securities in other countries. In June 2000, Vale announced the listing of its ADRs, representing preferred shares issued by the Company, on the New York Stock Exchange (“NYSE”), and, in 2002, the Company's securities became effective traded on the NYSE, whose program had been launched in March 1994. That same year, Vale is also listed on the Madrid Stock Exchange - Latibex, and, in 2008, on Euronext - Paris.

- In March 2001, the uncrossing of Vale and CSN shareholdings is conducted.

- On March 21st, 2002, the global put option of 68,511,164 common shares issued by Vale and held by the Brazilian Government and BNDES is completed, of which approximately 50.2% were placed in the Brazilian market and the remainder sold to investors abroad.

- In March 2003, Vale acquires 50% of the shares of Caemi Mineração e Metalurgia S.A. (“Caemi”) for USD 426.4 million, and in 2006 completes the acquisition, holding 100% of Caemi.

- In December 2003, Vale joins Level 1 of the Differentiated Corporate Governance Practices Program established by B3 S.A. - Brasil, Bolsa e Balcão ("B3"), new company name of BM&FBOVESPA.

- In 2004, investment in copper begins after the opening of the Sossego mine, in the State of Pará. A year later, Vale was already selling copper to 11 countries. - In the same decade, in 2008 Vale enters into an agreement with African Rainbow Minerals Limited ("ARM") and its subsidiary TEAL Exploration & Mining Incorporated ("TEAL") to acquire 50% of the capital of a joint venture that then owned the TEAL subsidiaries, for CAD$ 81 million, increasing Vale's strategic options for growth in the copper business in Africa.

- Also in 2004, the Company's internationalization process begins, when Vale wins the competition for coal exploration in the Moatize region, in northern Mozambique, and in 2007, the Government of Mozambique approves the Mining Contract for exploration by Vale of the Moatize coal project, in the Tete province.

- In 2005, Vale was the first Brazilian company to earn a higher risk rating than the host country and the only one to have this recognition by three different rating agencies: thus achieving the "Degree of Investment" granted by Moody's, and confirmed by Standard & Poor's and Dominion Bond.

- In July 2005, Vale Belvedere Pty Ltd. signs an agreement with two Australian mining companies to conduct an survey study of the Belvedere Underground Coal Project (Belvedere Project), located in the State of Queensland, Australia.

- In the last quarter of 2005, Vale acquires 99.2% of Canico Resources Corp. (Canico), owner of the laterite nickel project Onça Puma, located in the State of Para, for approximately US$ 800 million.

- On August 11th, 2006, the Company announces its intention to make an offer for the acquisition of all common shares of Inco Limited (Toronto Stock Exchange - TSX and NYSE with the symbol N) (Inco). The offer was consistent with Vale's long-term corporate strategy and the internationalization process, in addition to Vale's non-ferrous metal business strategy. In October of the same year, the financial settlement of a large part of the acquisition of Inco takes place, and Vale makes the payment of USD 13.3 billion. In January 2007, the operation is concluded, after ratification at Vale's Annual Meeting, and the nickel business is now managed from Toronto, as well as activities related to marketing and sales of metals. With the completion of Inco's acquisition, Vale becomes the second largest mining and metals company in the world in market value.

- Also in 2006, Vale starts dividing the administration of the former Southern System for the production and distribution of iron ore into two departments: the Southeastern System and Southern System, and started to report the productions separately for each system.

- In October 5th, 2006, Vale opens the Brucutu Project, the world's largest mine/plant complex in initial capacity of iron ore production, located in the municipality of São Gonçalo do Rio Abaixo, in Minas Gerais.

- In February 26th, 2007, Vale enters into a purchase and sale agreement for the acquisition of the Australian company AMCI Holdings Australia Pty Ltd. ("AMCI"), which operates and controls coal assets through participations in joint ventures.

- In 2008, Vale undertakes a global offering of shares of 256,926,766 common shares and 189,063,218 preferred shares, including ADSs, with a view to making strategic investments and acquisitions, as well as maximizing the Company's financial flexibility. The aggregate value of the global offer to Vale, after subscription discounts and commissions, including the amounts of the exercise of the supplementary stock option was approximately US$ 12.2 billion.

- At the end of that decade, investments in the navigation sector for logistics started, and in 2008, Vale orders the construction of 12 large ships for iron ore, buys used ships and signs long-term freight contracts. Total investment was US$ 1.6 billion for the construction of new ships and US$ 74 million for the purchase of used ships.

- Also in 2009, Vale completes the acquisition of the Corumbá iron ore operations, located in Mato Grosso do Sul, belonging to Rio Tinto and other controlled entities.

2010-2016

- As of 2010, several acquisitions of assets were carried out by the Company: (i) acquisition of the phosphate operations of Vale Fertilizantes S.A. ("Vale Fertilizantes", formerly Fertilizantes Fosfatados S.A. - Fosfertil) and Vale Fosfatados S.A. (formerly Bunge Participações e Investimentos S.A.). The total cost of these acquisitions was US$5.899 billion. Among the sellers there were: Bunge Ltd., The Mosaic Company (Mosaic), Yara Brasil Fertilizantes S.A. and other Brazilian companies; (ii) acquisition, by Vale Emirates Ltd. of 51% interest in

Sociedade de Desenvolvimento do Corredor Nacala S.A. ("SDCN") from the Mozambican company Insitec SGPS SA (Insitec) for US$21 million (equivalent to R$36.6 million on the date of disbursement).

- Also in 2010, Vale listed Depositary Receipts representing its Class A common and preferred shares (HDRs) at the Stock Exchange of Hong Kong Limited (HKEx). The HDRs started to be traded on December 8, 2010, and remained until 2016, when Vale's securities were delisted from HKEx.

- In 2011, Vale announced the end of the operation with Norsk Hydro ASA ("Hydro"), announced on May 2, 2010, to transfer all of its interests in Albras - Alumínio Brasileiro S.A. (Albras), Alunorte and Companhia de Alumina do Pará (CAP), receiving in exchange, through the subsidiary Vale Austria Holdings GmbH, currently denominated Vale International Holdings GmbH ("Vale Austria"), 22% of the outstanding common shares of Hydro and US$503 million in cash. In addition, Vale Austria sold 60% of Mineração Paragominas S.A. (Paragominas) to Hydro for US$578 million in cash. - In 2013, Vale announces the sale of its 22% interest in Hydro at a NOK price 25.00 per share, resulting in the amount of NOK 11,196 billion, equivalent to US$ 1,822 billion (equivalent to R$ 4,218 billion). Upon completion of this transaction, Vale Austria has no further interest in Hydro. - In 2016, the sale of Vale's remaining 13.63% interest in Mineração Paragominas S.A. to Norsk Hydro ASA is completed.

- In June 2011, Vale Emirates Ltd. acquired an additional 16% stake in SDCN for US$ 8 million, equivalent to R$12.8 million. The acquisition was in line with the Company's strategy to develop the Nacala logistics corridor, and proceeded with the acquisition of the 51% interest in SDCN occurred in September 2010. In 2012, Vale Emirates Ltd. acquired an additional 18% interest in SDCN for USD 18.5 million. As a result, Vale now holds 85% of SDCN's total capital.

- In December 2011, Vale completed through its wholly-owned subsidiary Mineração Naque S.A. a public share auction for the acquisition ("OPA") of shares issued by Vale Fertilizantes in circulation in the market, totaling an amount of R$2.078 billion.
- In 2013, Vale entered into agreements to: (i) sell 20% of the total capital of VLI S.A. (“VLI”) to Mitsui & Co. Ltd. ("Mitsui") for R$ 1.5 billion and 15.9% of VLI's capital for R$ 1.2 billion to the Investment Fund for the Guarantee Fund for Length of Service - FGTS (FI-FGTS), whose assets are managed by Caixa Econômica Federal; (ii) sale of 26.5% of its interest in the capital of VLI, for R$ 2 billion to a fund managed by Brookfield Asset Management (“Brookfield”).

- In 2014, Vale announces to have entered into an investment agreement with Mitsui, under which Mitsui, subject to condition precedents, would hold 15% of Vale's 95% interest in Vale Moçambique (concessionaire of the Moatize mine) and 50% of Vale's interest in the Nacala Logistics Corridor. The transaction is concluded in 2017.

- On July 30th, 2015, Vale and the Investment Fund in Multisectoral Holdings Plus II ("FIP Plus II"), whose quotas are held by Banco Bradesco BBI SA, enters into a Sales Agreement of Shares and Other Covenants whereby Vale promises to sell Class A preferred shares, representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A. - MBR (“MBR”), for the price of R$ 4 billion, subject to usually applicable condition precedents, including prior approval by CADE. The operation was completed on September 1st, 2015.

- On November 5th, 2015, one of the Samarco’s iron ore tailings dams (Fundão) located in the Germano Mining Complex in the city of Mariana, State of Minas Gerais, collapses, causing social and environmental impacts. As a consequence of the collapse of the dam, Samarco's operations in Germano/Alegria (Mariana Complex) are temporarily suspended by government agencies. For further information on dam collapse and its impacts, see items 4, 7.9, 10.1 of this Reference Form.

- In April 2016, Vale announces the sale of its 26.87% interest in Companhia Siderúrgica do Atlântico (CSA) to Thyssenkrupp as part of its initiative to simplify its asset portfolio, a transaction completed on May 31st, 2016.

- In November 2016, Vale sells to its subsidiary AMCI Euro-Holdings BV ("AMCI") its interest in certain coal assets in Australia, including operations in Carborough Downs, the operation in Broadlea, and the deposits to be developed in Ellensfield and Red Hill.

- In December 2016, Vale receives the operating license (LO) of the S11D mine and plant, issued by the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA), and still in December, Vale started production at the mine and mining plant located in Serra Sul de Carajás, in the State of Pará. The nominal capacity of the Ferro Carajás S11D Project is 90 Mtpy. - On December 19th, 2016, Vale informs that it has entered into a sales and purchase agreement of shares with The Mosaic Company (Mosaic) to sell its Fertilizer business, excluding its nitrogenous and phosphated assets located in Cubatão, Brazil, which was completed in January 2018. For further information, see item 15.7 of this Reference Form.

2017 - April 2020

- On February 19th, 2017, the shareholders of Valepar S.A., namely: Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co, Ltd. and BNDES Participações S.A. – BNDESPAR enter into a new Valepar Shareholders' Agreement, effective as of May 10th, 2017. In addition to the common rules regarding voting and preemptive rights in the acquisition of shares of the signatory shareholders, the new Shareholders' Agreement provides for the submittal by said shareholders of a proposal to the Company with the purpose of enabling Vale's listing in the special segment of Novo Mercado of B3 and transforming it into a society without defined control.

- On March 27th, 2017, the equity operation with Mitsui & Co., Ltd. is completed. (Mitsui) related to the divestment of part of its interest in the Moatize coal mine and the Nacala Logistic Corridor (CLN). Vale receives, on that date, US$ 690 million and US$ 87 million in the first quarter of 2018 at the closing of the Nacala Logistics Corridor project finance.

- On May 9th, 2017, Valepar's Shareholders' Agreement enters into force on May 24th, 1997.

- On May 11th, 2017, Vale's Board of Directors approves the submittal to the Company's General Meeting of the proposal sent by Valepar, the controlling shareholder of Vale on that date, at the request of its shareholders, which involves the corporate restructuring of the Company, as well as changes in corporate governance, with the purpose of transforming Vale into a company without defined control and make its listing possible in the special segment of B3's Novo Mercado ("Corporate Restructuring").

- On June 27th, 2017, Vale's shareholders approve, at the Extraordinary Shareholder’s Meeting, the proposal submitted by Valepar on May 11th, 2017, which became effective on August 14th, 2017, uponi) the merger of Valepar into Vale, approved at the Extraordinary Shareholder’s Meeting of Valepar held on August 14th, 2017 and (ii) the acceptance of 84.4% of class A preferred shares of the voluntary conversion into common shares, according to the material fact of August 11th, 2017.

- On October 18th, 2017, the Special Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting approve the conversion of all of the class "A" preferred shares issued by Vale at a ratio of 0.9342 common share to each class "A" preferred share, the same ratio applied in the voluntary conversion completed in August 2017 ("Conversion of the Remaining Shares"). Due to the approval of the Conversion of the Remaining Shares, the shareholders holding preferred shares dissenting from the resolution have the right to withdraw from the Company, pursuant to art. 137 of the Brazilian Corporation Law, which may be done by November 21th, 2017.

- On November 17th, 2017, Vale enters into a share purchase agreement with Yara International ASA for the sale of its wholly-owned subsidiary, Vale Cubatão Fertilizantes Ltda., which owns and operates the nitrogen and phosphate assets located in Cubatão, Brazil .. The operation is completed on May 15th, 2018, and Vale and its subsidiaries receive US$ 255 million in cash.

- On November 27th, 2017, entities from the Logistics Corridor of Nacala (CLN) sign agreements for project finance in the total amount of US$ 2.730 billion. The transaction is closed in February 2018 and Vale receives project finance in March 2018. Vale receives US$ 2.6 billion in funds in payment for certain loans from shareholders to build the CLN, net of some commissions paid by CLN. The project finance is to be amortized in 14 years with the financial resources obtained from the fee charged by the CLN in relation to the provisions of coal transportation services and cargo services in general.

- On November 27th, 2017, dissenting shareholders who exercised their withdrawal rights receive the reimbursement amount and, as of said date, all shares issued by Vale under negotiation at B3 become common, with the exception of the twelve special class preferred shares held by the Federal Government.

- On the same date, November 27th, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class "A" preferred shares ("Preferred ADSs") are entitled to receive American Depositary Shares representing common shares and Preferred ADSs are no longer traded on the NYSE.

- On December 18th, 2017, the company changes its headquarters to Torre Oscar Niemeyer, Praia de Botafogo, 186, salas_701 a_1901, in Botafogo, in the City of Rio de Janeiro, RJ.

- On December 21st, 2017, the following issues are approved in the Company's Special Shareholders’ Meeting, among other issues (i) Vale's proposal to migrate to the special listing segment of B3 S.A. - Brasil, Bolsa, "Novo Mercado"), and (ii) amendment to the Company's Bylaws to reflect the conversion of all Class A preferred shares into common shares, as well as adjust them to the regulations of Novo Mercado in effect at the time of migration.

- As of December 22nd, 2017, the Company's common shares are traded on the Novo Mercado. For further information, see item 15.7 of this Reference Form.

- In January 2018, Vale resumes the operations at its pelletizing plant Tubarão II.

- On March 20th, 2018, Project Finance for the Nacala Logistics Corridor (CLN) is complete and paid, and Vale receives US$ 2.6 billion as reimbursement for part of the shareholder loans granted for the construction of the CLN, net of some premiums and commissions paid, or to be paid, by CLN.

- On March 29th, 2018, a new shareholders' compensation Policy is approved, effective as of the publication of the results for the first half of 2018, the contents of which are available on the CVM (www.cvm.gov.br) and the Company’s websites (www.vale.com).

- On June 28, 2018, Vale completed the transactions with Wheaton Precious Metals Corp. (Wheaton) and Cobalt 27 Corp. (Cobalt 27) for the sale of a Stream in the aggregate aggregate of 75% cobalt, related to the cobalt byproduct of the Voisey's Bay mine to be delivered from January 1, 2021, encompassing the ramp-down of the current mine operation of Voisey's Bay and the future production of the Voisey's Bay (VBME) underground expansion project. Under the terms disclosed on June 11th, 2018, Vale received, on this date, US$ 390 million in Wheaton cash and US $ 300 million in Cobalt 27 cash, upon conclusion of the transaction.

- To achieve self-sufficiency of electricity in Brazil by 2030 and increase renewable energy sources, Vale signed a 20-year long-term energy supply contract, to be provided by the Folha Larga Sul wind farm, a project of 151,2 MW in Campo Formoso, Bahia, Brazil. This project is expected to commence commercial operation by the first half of 2020.

-On December 6th, 2018, Vale reaches a final agreement to acquire Ferrous Resources Limited (Ferrous), a company that currently owns and operates iron ore mines located in close proximity to Vale's operations in Minas Gerais, Brazil. The operation was completed in August 2019, and the incorporation of Ferrous into the Company was approved at Vale's Annual Meeting held on April 30th, 2020. For further information, see item 15.7 of this Reference Form.

-On December 10th, 2018, Vale S.A. entered into a stock purchase agreement with Hankoe FIP to acquire New Steel Global N.V. and, indirectly, New Steel S.A. and Centro Tecnológico Soluções Sustentáveis S.A., companies that develop innovative iron ore beneficiation technologies, and have patents for dry concentration processes (Fines Dry Magnetic Separation - FDMS). For further information, see item 15.7 of this Reference Form.

On January 25th, 2019, the failure of Dam I of the Córrego do Feijão Mine, which is part of Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil (“Brumadinho Dam”). For more information, see items 7.9 and 10.3 of this Reference Form.

- After the breach of the Brumadinho Dam, there was: (i) the suspension of the shareholder remuneration policy and the variable remuneration of the executives on January 27, 2019, (ii) the hiring, by the Company's management, of a panel of specialists, composed of experts in geotechnics and engineering (“Panel of Specialists”); (iii) the creation of three Independent Extraordinary Advisory Committees, which are not statutory: (a) Independent Special Advisory Committee on Dam Safety (“CIAE on Dam Safety”); (b) Independent Extraordinary Investigation Advisory Committee (“Investigation CIAE”); and (c) Independent Support and Reparation Extraordinary Advisory Committee (“Support and Reparation CIAE”), all composed of external, independent, respectable and experienced specialists on the topics related to their area of expertise; (iv) the creation, in April 2019, of the Special Directorate of Repair and Development, which coordinates the socioeconomic and environmental restoration actions of the impacted municipalities; and (v) the creation, in June 2019, of the Executive Board of Safety and Operational Excellence, with the scope of independent action focused on Vale's operations.

- In August 2019, Vale reported that it completed the acquisition of Ferrous Resources Limited (Ferrous), according to the terms disclosed on December 6th, 2018.

- In December 2019:

•	Vale redeemed, with the resulting cancellation of, all class A preferred shares issued by MBR, wholly owned by Banco Bradesco BBI S.A., for the total amount of R$ 3,309 million. With the completion of the share redemption and cancellation operation, Vale now holds 98.3% of MBR's capital, ending the sale of minority interest announced to the market on July 30th, 2015.
•	Vale entered into an agreement to sell its entire 25% stake in the Chinese company Henan Longyu Energy Resources Co., Ltd. to Yongmei Group Co., Ltd for CNY 1.065 billion, equivalent to approximately US$ 152 million.
•	Vale revised the sustainability goals defined in 2018, in line with the United Nations Agenda 2030 Sustainable Development Goals (MDS). These goals are described in item 7.8 of this Reference Form.
•	It was presented by the Panel of Experts the final report of the work carried out, entitled “Report of the Panel of Experts on the Technical Causes for the Failure of Dam I of Córrego do Feijão”.

- On February 20, 2020, the Board of Directors presented the final report prepared by the Investigation CIAE, available in an executive summary format entitled “Executive Summary of the Independent Investigation Report”, and the Final Report of the Support and Repair CIAE. The two committees mentioned had their activities terminated after the documents were delivered. On the same date, the extension of the operation of the Dam Safety CIAE was approved for another year.

- On March 20, 2020, a detailed plan was released with deadlines for implementing measures to meet the Support and Reparation CIAE's recommendations.

- On March 25, 2020, the Company announced the final composition of its Audit Committee, whose installation was approved by the Board of Directors on March 11, 2020, an opportunity in which the creation of the Chief Compliance Department was also approved. , (Chief Compliance Officer, “CCO”), with direct reporting to the Board of Directors, which will be responsible for the areas of integrity and internal audit and for the management of the Reporting Channel, among other duties.

- Also in March 2020, after a decree by the World Health Organization (“WHO”) of a new coronavirus pandemic (COVID-19), Vale intensified measures that were being taken since January 2020 to comply with the health and safety protocols in each of the countries of its operations. In addition, activities at the distribution center in Malaysia (the Teluk Rubiah Maritime Terminal) were temporarily halted and loading operations resumed on May 16th, 2020, and Voisey’s Bay mining operation in Canada was ramped down and placed it on care and maintenance.

Except for the provisions of item 7.5 with respect to the dams and ships regulation, and of item 8.4, regarding the impacts of COVID-19, Vale clarifies that there were no sectoral or macroeconomic policy decisions that have materially affected the Company in the last fiscal year ended on December 31, 2019 and until the annual filing date of this Reference Form.

6.5 - Information on bankruptcy petitions based on material value or judicial or extrajudicial recovery

Not applicable. There are no bankruptcy petitions based on material values, or for judicial or extrajudicial recovery of the Company.

6.6 - Other relevant information

Cobalt streaming transaction

In June 2018, the Company sold to Wheaton Precious Metals Corp. (Wheaton) and Cobalt 27 Capital Corp. (Cobalt 27) 75% of cobalt produced as a by-product at the Voisey's Bay mine as of January 1, 2021, which encompasses the deceleration of existing mine production and production of the mine life of the underground mine expansion project.

The Company, on the other hand, received $ 690 million in cash from Wheaton and Cobalt 27 at the close of the transaction on June 28, 2018, and will receive additional payments of 20%, on average, of cobalt prices at the time of delivery.

Vale continues to be exposed to approximately 40% of Voisey's Bay's future cobalt production, through a 25% share of cobalt production and additional payments at the time of delivery. These transactions have allowed the development of the Voisey's Bay underground mine extension project, which will extend the life of the Voisey's Bay mine.

7. Activities of the issuer

7.1 - Description of the main activities of the issuer and its controlled companies

Vale is one of the largest metals and mining companies in the world, based on market capitalization. Vale is one of the world's largest producers of iron ore and nickel. It also produces iron ore pellets, manganese ore, ferroalloys, metallurgical and thermal coal, copper, platinum group metals (PGMs), gold, silver, and cobalt. Vale is currently engaged in greenfield mineral exploration in five (5) countries. Vale operates large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with its mining operations. In addition, Vale has a distribution center for iron ore delivery support around the world. Directly and through affiliates and joint ventures, Vale also has investments in energy and steel businesses.

The Company's corporate purpose is to (i) carry out the exploitation of mineral deposits in Brazil and abroad, through research, exploration, extraction, processing, industrialization, beneficiation, transportation, shipping and trade of mineral goods; (ii) build railways, operate and exploit own or third-party rail traffic, (iii) construct and operate own or third-party maritime terminals, as well as operating navigation and port support activities; (iv) provide integrated cargo transportation logistics services, including pick-up, storage, transhipment, distribution and delivery in the context of a multimodal transportation system; (v) the production, processing, transport, industrialization and commercialization of any and all sources and forms of energy, including the production, generation, transmission, distribution and commercialization of its own products, derivatives and by-products; and (vi) the engagement, in Brazil or abroad, in other activities that may be of direct or indirect consequence for the achievement of our corporate purposes, including research, industrialization, purchases and sales, import and export, the development, industrialization and commercialization of forest resources and the provision of services of any kind whatsoever; and (vii) incorporate or hold interest, under any modality, in any other company, consortium or entity whose corporate purpose is directly or indirectly linked, accessory or instrumental to its corporate purpose.

For information on the incorporation of the Company, see item 6.3 of this Reference Form.

For information on the activities carried out by the Company and its subsidiaries and their markets, see items 7.2 and 7.3 below.

7.1-A. Indicate if the issuer is a government-controlled private company:

a. public interest that justified its creation

Not applicable, considering that Vale is a publicly-held company, not a government-controlled private company.

It should be noted that Vale was founded by the Brazilian Federal Government (Brazilian Government) on June 1, 1942, through Decree-Law no. 4,352, and finally on January 11, 1943, by the Definite Meeting for the Constitution of Corporation Companhia Vale do Rio SA Doce SA, in the form of a government controlled company, with the purpose of exploiting, trading, transporting and exporting iron ore from Itabira mines, and exploring the traffic of the Vitória-Minas Railroad (EFVM), carrying iron ore and agricultural products from Vale do Rio Doce, in the Southeast region of Brazil, to the port of Vitória, located in the State of Espírito Santo. Despite being incorporated as a government-controlled private company, Vale was privatized in 1997.

b. performance of the issuer in compliance with public policies, including universalization goals, indicating:

(i) the government programs implemented in the previous fiscal year, those determined for the current fiscal year, and those foreseen for the coming fiscal years, criteria adopted by the issuer to classify this action as being developed to meet the public interest indicated in letter “a”

Not applicable, considering that Vale is not a government-controlled private company.

(ii) regarding the public policies mentioned above, investments made, costs incurred and the origin of the resources involved – own cash generation, transfer of public funds and financing, including sources of funding and conditions

Not applicable, considering that Vale is not a government-controlled private company.

(iii) estimated impacts of the above mentioned public policies on the financial performance of the issuer or declaring that there was no analysis of the financial impact of the above mentioned public policies

Not applicable, considering that Vale is not a government-controlled private company.

c. pricing process and rules for setting tariffs

Not applicable, considering that Vale is not a government-controlled private company.

7.2 - Information on operating segments

a. Products and services traded in each operating segment

(i)	Ferrous Minerals – Comprises the extraction of iron ore and pellet production, as well as the northern, southern, southeastern and midwest transport corridors, including railways, ports, terminals and vessels, linked to mining operations. The exploitation of manganese ore and the production of ferroalloys are also included in this segment.

o	Iron ore and iron ore pellets. Vale operates four systems in Brazil for the production and distribution of iron ore, which are referred to as Northern, Southeastern, Southern and Midwestern Systems. Each of the Northern and Southeastern systems is fully integrated, consisting of mines, railways, offshore terminals and a port. The Southern System consists of two mining complexes and two maritime terminals. Vale also has iron ore pellet operations in several locations, some of which are conducted through joint ventures. As of the date of this Reference Form, Vale operates eleven pelletizing plants in Brazil (four of these plants are currently suspended) and two in Oman. In May 2018, Vale resumed operations at its pelletizing plants of Tubarão II (in January), São Luis and Tubarão I (in May). The operations of these plants were suspended since 2012 due to market conditions. Vale also has a 50% stake in Samarco Mineração S.A. (“Samarco”) and a 25% stake in two pellet companies in China. For information regarding the collapse of the Samarco dam, see [items 4, 7.9 and 10.1] of this Reference Form.

o	Ferroalloys and Manganese. Vale conducts its manganese mining operations through the holding (Vale S.A.) and subsidiaries in Brazil, and produces several types of manganese ferroalloys through a wholly-owned subsidiary in Brazil.

(ii)	Base metals – Consists of the production of non-ferrous minerals, including nickel operations (co-products and byproducts) and copper.

o	Nickel. The main nickel mines and processing operations are conducted by Vale’s wholly-owned subsidiary, Vale Canada Limited (“Vale Canada”), with operations in Canada, Indonesia and New Caledonia. Vale also has nickel operations in Onça Puma, in the Brazilian State of Para. It also controls and operates nickel refineries in the United Kingdom, Japan and China, and has stakes in a nickel refinery in South Korea.

o	Copper. In Brazil, Vale produces copper concentrates in Sossego and Salobo, in Carajás, in the state of Pará. In Canada, Vale produces copper concentrates, copper matte and copper cathodes in conjunction with its nickel mining operations in Sudbury and Voisey’s Bay.

o	Cobalt, PGM and other precious metals. Vale produces cobalt as a by-product of its nickel mining and processing operations and refines at its facilities in Port Colborne, Province of Ontario, Canada. Vale produces refined cobalt at its Long Harbor facility, in Newfoundland and Labrador. Vale also produces cobalt as a by-product of its nickel operations in New Caledonia. Vale produces platinum group metals (PGMs) as by-products of its nickel mining and processing operations in Canada. The PGMs are concentrated at its Port Colborne facilities. Vale produces gold and silver as by-products of its mining and nickel processing operations in Canada, and gold also as a byproduct of its copper mining in Sossego and Salobo, in Brazil.

(iii)	Coal - Consists of coal mining and related logistics services. Vale’s coal operations are primarily conducted in Mozambique, through its subsidiary Vale Moçambique S.A. (“Vale Mozambique”), where Vale is ramping up its metallurgical and thermal coal operations.

(iv)	Logistics Infrastructure – Vale is a leading operator of logistics services in Brazil and other regions of the world, with railroads, maritime terminals, distribution centers and ports. Two of its four iron ore systems include a railroad network integrated to port facilities and terminals. It also has an interest in MRS Logística S.A. (“MRS”), which transports its iron ore products from the Southern System mines to maritime terminals, and in VLI S.A. (“VLI”), which provides integrated logistics solutions to general cargo through railroads, inland and maritime terminals in Brazil. Vale operates the logistics infrastructure to support its coal operations in Southeastern Africa. It charters bulk carriers to transport the products it sells based on cost and freight (“CFR”) to its customers.

b. Revenue from the segment and its participation in the company's net revenues

	2019
In R$ million			2018		2017
Segment	Net Revenue	% total	Net Revenue	% total	Net Revenue	% total
Ferrous Minerals	118,767,000.00	79.90	102.842.000,00	76.47	80.291.000,00	73.98
Coal	4,005,000.00	2.70	6,025,000.00	4.48	5,003,000.00	4.61
Base Metals	24,351,000.00	16.38	24,527,000.00	18.24	21,966,000.00	20.24
Others	1,517,000.00	1.02	1,089,000.00	0.81	1,272,000.00	1.17
Total Revenue	148,640,000.00	100.00	134,483,000.00	100.00	108,532,000.00	100.00

c.       Profit or loss resulting from the segment and its participation in the company's net income

As of the fiscal year of 2016, the Company discontinued the presentation of net income (loss) per segment.

In R$ million	2019		2018		2017
	Profit	% total	Profit	% total	Profit	% total
Total Net Income (Loss)	(6,672,000.00)	100.00	25,657,000.00	100.00	17,627,000.00	100.00

7.3 - Information on products and services related to operating segments

a. Characteristics of the production process

b. Characteristics of the distribution process

c. Characteristics of the operation markets, in particular:

i.       Competition conditions in the markets

ii.       Participation in each of the markets

d. Any seasonality

e. Main inputs and raw materials, informing:

i.       description of the relationships maintained with suppliers, including whether they are subject to control or regulation, indicating the bodies and respective applicable legislation

ii.       possible dependence on a few suppliers

iii.       possible volatility in their prices

1. Ferrous Minerals

Vale's ferrous mineral business includes iron ore exploration, pellet production, manganese ore exploration and ferroalloy production. Each of these activities is described below.

1.1	Iron ore and iron ore pellets

1.1.1	Iron ore operations

The Vale carries out iron ore operations in Brazil, mainly at the level of (a) Vale S.A., the parent company, (b) through its wholly-owned subsidiaries, Mineração Corumbaense Reunida S.A. ("MCR") and (c) Minerações Brasileiras Reunidas S.A. (“MBR”). Vale’s iron ore mines, all open-pit, and the associated operations are essentially concentrated in three systems: the Southeast system, the Southern system and the Northern system, each with its own transport and shipping capacity. Vale also carries out mining operations in the Midwest system. Vale undertakes all its iron ore operations in Brazil through concessions from the Brazilian Federal Government for an indefinite term, subject to the useful life of the mines.

Company / Mining System	Location	Description / History	Mineralization	Operations	Power supply	Access / Transport
Vale
Northern System	Carajás, in the state of Pará	Divided between Serra Norte, Serra Sul and Serra Leste (North, South and East Areas). Since 1984, Vale has carried out mining activities in Serra Norte, which is subdivided into three main areas (N4W, N4E and N5) and two main facilities beneficiation facilities. In 2014, Vale started a mine and beneficiation plant in the Serra Leste. Vale's operations in Serra Sul, where its S11D mine is located, began in 2016.	Type of high-grade hematite ore (iron grade around 65%).	Open-pit mining operations. In Serra Norte, one of the main plants applies the natural moisture beneficiation process, consisting of crushing and screening, and the other applies both natural and wet beneficiation processes in different lines. The wet beneficiation process consists simply of sorting operations by size, including screening, hydrocyclone, crushing and filtration. Production at this site consists of sinter feed, pellet feed and granulated ore. The process of natural humidity beneficiation	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The iron ore is transported by the Carajás Railroad ("EFC") to the Ponta da Madeira maritime terminal, in the state of Maranhão. The iron ore from Serra Leste is transported by trucks from the mine site to the EFC Railroad. The Serra Sul ore is transported through the new railroad branch with 101 kilometers of extension to the EFC railroad.

Company / Mining System	Location	Description / History	Mineralization	Operations	Power supply	Access / Transport
Southeast System	Iron Quadrangle, in the state of Minas Gerais	Three mining complexes: Itabira (two mines, with three main beneficiation plants), Minas Centrais (two mines, with two main beneficiation plants and one secondary plant) and Mariana (three mines, with three main beneficiation plants).	Ore reserves have high itabirite ore indexes in relation to hematite ore. Itabirite ore has an iron content between 35% and 60%. Part of the ore is concentrated to reach the transport content and part is shipped and mixed in Asia with the high-grade ore of the Northern System.	in Serra Leste and Serra Sul consists of crushing and screening. Serra Sul produces only sinter feed, while Serra Leste produces sinter feed and granulate. Open-pit mining operations. The run of mine (“ROM”) is usually processed through standard crushing, followed by the classification and concentration phases, producing sinter feed, granulated ore and pellet feed at the beneficiation plants located next to the mining complexes. For the status of interrupted operations, see item 7.9 of this Reference Form.	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The Vitória-Minas Railroad ("EFVM") connects these mines to the port of Tubarão.

Southern System	Iron Quadrangle, in the state of Minas Gerais	Two main mining complexes: Vargem Grande (four mines and four main beneficiation plants) and Paraopeba (four mines and three main beneficiation plants). In 2019, the Southern System was reorganized to eliminate the Minas Itabirito complex and consider the mines that comprised it as part of the Vargem Grande and Paraopeba complexes.	Ore reserves have high itabirite ore indexes in relation to hematite ore. Itabirite ore has an iron content between 35% and 60%. Part of the ore is concentrated to reach the transport content and part is shipped and mixed in Asia with the high-grade ore of the Northern System.	Open-pit mining operations. ROM is usually processed through standard crushing, followed by the classification and concentration phases, producing sinter feed, granulated ore and pellet feed at the beneficiation plants located next to the mining complexes. For the status of interrupted operations, see item 7.9 of this Reference Form.	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	MRS carries Vale’s iron ore products from the mines to the maritime terminals of Ilha Guaíba and Itaguaí, in the state of Rio de Janeiro. EFVM's railroad connects certain mines to the port of Tubarão, in Espírito Santo.

Midwestern System	State of Mato Grosso do Sul	Two mines and two plants located in the city of Corumbá.	Hematite ore, which generates predominantly granulated ore. Iron content of 62% on average.	Open-pit mining operations. The process of beneficiation for the operation of the mine consists of standard crushing and grading phases, producing granulates and sinter feed.	Supplied through the National power grid. Acquired through energy purchase agreements.	Transported by barge that travels along the Paraguay and Paraná rivers to transhippers in the port of Nueva Palmira, in Uruguay, or delivered to customers in Corumbá.

1.1.2 Production of iron ore

The following table presents information about Vale's iron ore production.

		Production in the year ended December 31 (1)			Process Recovery 2019
		2017	2018	2019	(2)
Mine / Plant	Type	(Million metric tons) (%)
Southeast System
Itabira	Open-pit	37.8	41.7	35.9	50
Minas Centrais	Open-pit	37.6	36.0	25.9	72
Mariana	Open-pit	33.1	26.7	11.3	86
Total Southeast System		108.6	104.4	73.1
Southern System (3)
Vargem Grande	Open-pit	44.3	43.1	13.1	91
Paraopeba	Open-pit	42.1	41.0	24.7	88
Total Southern System		86.4	84.1	37.8
Midwestern System
Corumbá	Open-pit	2.4	2.5	2.4	71
Urucum	Open-pit	0.0	0.0	0.0	-
Total Midwestern System		2.4	2.5	2.4
Northern System
Serra Norte and Serra Leste	Open-pit	147.0	135.6	115.3	96
Serra Sul	Open-pit	22.2	58.0	73.4	100
Total Northern System		169.2	193.6	188.7

Total		366.5	384.6	302.0

(1)	Production numbers include purchases of ore from third parties, production of mines and inputs for pelletizing plants. The production of Segredo and João Pereira is included in the Paraopeba complex.

(2)	Percentage of the mine recovered in the beneficiation process. Process recovery values do not include third-party ore purchases.

In 2019, the Southern System was reorganized to eliminate the Minas Itabirito complex and consider the mines that comprised it as part of the Vargem Grande and Paraopeba complexes.

1.1.3 Operations of iron ore pellets

Vale produces iron ore pellets in Brazil and Oman, directly and through joint ventures, as shown in the table below. Vale also has a 25% interest in two iron ore pelletizing plants in China, Zhuhai YPM Pellet Co., Ltd. (“Zhuhai YPM”) and Anyang Yu Vale Yongtong Pellet Co., Ltd.(“Anyang”). Vale’s estimated total nominal capacity is 64.7 million tons annually (“Mtpa”), including the full capacity of its pelletizing plants in Oman, but not including its joint ventures Samarco, Zhuhai YPM and Anyang.

(1) Vale's environmental operational licenses for Tubarão pelletizing plants predict a capacity of 36.2 Mtpa.

Company / Plant	Description / History	Nominal capacity (Mtpa)	Power supply	Other information	Vale's participation (%)	Partners
Brazil:
Vale
Tubarão (state of Espírito Santo)	Three wholly-owned pelletizing plants (Tubarão I, II and VIII) and five leased plants (Itabrasco, Hispanobras, Kobrasco and two Nibrasco plants). These plants receive iron ore mainly from Vale's mines in the Southeastern System, and distribution is made through Vale's logistics infrastructure.	36.7 (1)	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	Operations at the Tubarão I and Tubarão II pelletizing plants were suspended in October 2019 in response to market conditions.	100.0	-

Fábrica (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the Paraopeba complex and purchases from third parties. Production is mostly transported by MRS and EFVM.	4.5	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	Operations at the Fábrica plant have been suspended since February 2019, after a determination of ANM. For information on the paralyzed operations, see item 7.9 of this Reference Form.	100.0	-

Vargem Grande (state of Minas Gerais)	Part of the Southern System. Receives iron ore from the Vargem Grande complex. Production is mostly transported by MRS.	7.0	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	Operations at the Vargem Grande plant have been suspended since February 2019, after a determination of ANM. For information on the paralyzed operations, see item 7.9 of this Reference Form.	100.0	–

São Luís (State of Maranhão)	Part of the Northern System. It Receives iron ore from the mines of Carajás. The production is shipped to customers through the Ponta da Madeira maritime terminal.	7.5	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The operations at the São Luís plant were restarted in the second half of 2018. The operations at this plant had been suspended since 2012.	100.0	-

Oman:
Vale Oman Pelletizing Company LLC	Vale Industrial Complex. Two pelletizing plants with a total nominal capacity of 9.0 Mtpa. The pelletizing plant is integrated into Vale's distribution center, with a nominal capacity of 40.0 Mtpa.	9.0	Supplied through the National power grid.	Oman's plant is supplied by iron ore of the Iron Quadrangle in Minas Gerais, through the port of Tubarão, and by iron ore of Carajás through the Ponta da Madeira maritime terminal.	70.0	Oman Oil Company S.A.O.C.

(1)	Vale's environmental operational licenses for Tubarão pelletizing plants predict a capacity of 36.2 Mtpa.

1.1.4 Pellet Production

The following table provides information on Vale's main production of iron ore pellets.

	Year ended December 31,
	2017	2018	2019
Company	(Million metric tons)
Vale (1)	50.3	55.3	41.8
Total Production	50.3	55.3	41.8

(1)	These figures correspond to 100% of the production of Vale's pellet plants in Oman and of the five pellet plants leased in Brazil and are not adjusted to reflect Vale's ownership. The operating leases of Itabrasco and Hispanobras pellet plants expire in 2020, the operating lease of Nibrasco pellet plant expires in 2022 and the operating leases of Kobrasco pellet plant expire in 2033.

1.1.5 Customers, sales and marketing

Vale supplies all its iron ore and iron ore pellets to the steel industry. The existing and expected levels of demand for steel products affect the demand for their iron ore and pellets. The demand for steel products is influenced by several factors, such as global industrial production, construction and infrastructure spending. For more information on pricing and demand, see item 10.2 of this Reference Form.

In 2019, China accounted for 61% of Vale’s shipments of iron ore and pellets, and Asia, as a whole, accounted for 75%. Europe accounted for 12%, Brazil for 8%, followed by the Middle East with 5%. Vale’s ten largest customers together acquired 134 million metric tons of iron ore and pellets from its production, accounting for 43% of Vale’s sales volume of iron ore and pellets in 2019 and 42% of Vale’s total revenues of iron ore and pellets. In 2019, no customer individually accounted for more than 10% of Vale’s iron ore and pellet shipments.

Production of pellets in 2019, 55% were blast furnace pellets and 45% were direct reduction pellets. The blast furnace and direct reduction are different technologies used by steel mills to produce steel, each using different types of pellets. In 2019, the Asian (mainly Japan), European and Brazilian markets were the main markets for Vale blast furnace pellets, while the Middle East and North America were the main markets for the Company's direct reduction pellets.

Vale invests in customer service in order to improve its competitiveness. Vale works together with its customers to understand its objectives and to provide them with iron ore solutions that meet their specific needs. Through its experience in mining, agglomeration and iron manufacturing processes, Vale seeks technical solutions that enable a balance between the best use of its world-class mining assets and the satisfaction of its customers. Vale believes that its ability to provide customers with a complete iron ore solution and the quality of their products are extremely important advantages that help them improve their competitiveness over competitors who may be in a more convenient geographic location. In addition to providing technical assistance to its customers, Vale has offices in St. Prex (Switzerland), Tokyo (Japan), Singapore, Dubai (United Arab Emirates), Shanghai, Beijing and Qingdao (China), which support the global sales of Vale International, and an office in Brazil, which supports sales to South America. These offices also allow us to maintain closer contact with Vale's customers, monitor their needs and the performance of their contracts, and ensure that Vale's customers receive the products in a timely manner.

Vale sells iron ore and pellets through various agreements, including long-term contracts with customers, and in spot, through public offerings and trading platforms. Vale's pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices during certain periods. In cases where the products are priced before the final price is determinable at the time of delivery, Vale recognizes the sale based on a provisional price with a subsequent adjustment to reflect the final price.

In 2019, Vale protected part of its total exposure to bunker oil prices, for long-term contracts related to its international and domestic sales FOB – Free on Board (“FOB”) and CFR – Cost and Freight (“CFR” ).

1.1.6 Competition

The global market for iron ore and pellets is extremely competitive. The main factors that affect competition are price, quality and variety of products offered, reliability, operating costs and transportation costs.

•	Asia - Vale's main competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC ("BHP Billiton"), Rio Tinto Ltd. ("Rio Tinto") and Fortescue Metals Group Ltd. ("FMG"). Vale is competitive in the Asian market for two reasons. Firstly, steelmakers generally seek to obtain types (or mixtures) of iron ore and pellets which enable them to generate the desired end product in the most economical and efficient manner. Vale's iron ore has low levels of impurities and other properties that usually result in lower processing costs. For example, in addition to its high content, the alumina content of its iron ore is very low compared to that of Australian ores, reducing coke consumption and increasing productivity in blast furnaces, which is especially important during periods of great demand and environmental restrictions. When the market demand is strong, Vale's quality differential usually stands out among its customers. Secondly, steel mills often develop sales relations based on the reliable supply of a specific mixture of iron ore and pellets.

The ownership and operation of North and Southeast Systems' logistics facilities helps the Company to ensure that its products are delivered on time and at a relatively low cost. The Company has long-term charter contracts to ensure transportation capacity and to increase the supply capacity of its products in the Asian market at competitive prices under the CFR regime, despite the higher transport costs compared to those of Australian producers. To support the Company's iron ore business strategy, Vale operates two distribution centers, one in Malaysia and one in Oman, and has long-term contracts with seventeen ports in China, which also serve as distribution centers.

In 2015, Vale launched Brazilian Blend Fines ("BRBF"), a high quality product resulting from the blend of Carajás fines, which contain a higher concentration of iron and a low concentration of silica in the ore, with fines from Southern and Southeast systems, which contain a lower concentration of iron in the ore. In August 2018, Metal Bulletin launched a new index, the low alumina content of 62% Fe, based on Vale's BRBF. During 2019, the low alumina content of 62% Fe was negotiated with a premium of US$ 1.07 per DMT on the 62% Fe index. The resulting mixture provides strong performance in any type of sintering operation. It is produced at Vale's Teluk Rubiah Maritime Terminal in Malaysia and at seventeen distribution centers in China, which reduces time to reach Asian markets and increases its distribution capillarity through the use of smaller vessels. In 2019, Vale announced the launch of GF88, a new product to serve the growing pellet production market in China, which consists of Carajas fines (IOCJ) obtained through a crushing process, opening a new market for the high quality portfolio.

•	Europe - Vale's main competitors in the European market are Luossavaara Kiirunavaara AB ("LKAB"), ArcelorMittal Mines Canada Inc., Iron Ore Company of Canada ("IOC"), a subsidiary of Rio Tinto, Kumba Iron Ore Limited, and Société Nationale Industrielle et Minière (“SNIM”). Vale is competitive in the European market for the same reasons that it is competitive in Asia, but also because of the proximity of its port facilities to European customers.

•	Brazil - The Brazilian iron ore market is also competitive and includes several small iron ore producers. Some steelmakers, such as Gerdau S.A. ("Gerdau"), Companhia Siderúrgica Nacional ("CSN"), Vallourec Tubos do Brasil S.A., Usiminas and ArcelorMittal also have iron ore operations. Although price has relevance, quality and reliability are also important competitive factors. Vale believes that its integrated transportation systems, its high quality ore and its technical services make Vale a strong competitor in the Brazilian market. With regard to pellets, Vale's main competitors are LKAB, Iron Ore Company of Canada, Ferrexpo Plc, Arcelor-Mittal Mines Canada and Bahrain Steel.

1.2 Manganese ore and ferroalloys

1.2.1 Operations and production of manganese ore

Vale carries out its manganese mining operations in Brazil through Vale S.A. and its wholly-owned subsidiaries Vale Manganês S.A. (“Vale Manganês”) and MCR. The mining operations are carried out in Brazil through concessions of the Brazilian Federal Government for an indefinite period. Its mines produce: metallurgical ore, used mainly in the production of manganese ferroalloys; raw material to produce carbon steel and stainless steel.

Mining Complex	Company	Location	Description / History	Mineralization	Operations	Power supply	Access / Transport
Azul	Vale S.A.	State of Pará	Open-pit mining operations and local beneficiation plants.	Oxide ores of high and medium content (content from 24 to 46% of manganese).	Phases of crushing, debugging and grading, producing granules and fines.	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The manganese ore is transported by truck and by the railway EFC to the Ponta da Madeira maritime terminal.

Morro da Mina	Vale Manganês	State of Minas Gerais	Open-pit mining operations and concentration plant.	Medium and low content silico-carbonate ores (average content of 30% manganese).	DMS/HMS process of separation in dense medium-heavy, crushing and sifting, producing granulates for the Ferroalloy mills of Barbacena and Ouro Preto.	Supplied through the National power grid. Acquired from local electricity utilities.	The manganese ore is transported by truck to the ferroalloy plants of Barbacena and Ouro Preto.

Urucum	MCR	State of Mato Grosso do Sul	Underground mining operations and local beneficiation plants.	High and medium oxide ores (average content of 46% manganese).	Phases of crushing, debugging and grading, producing granules and fines.	Supplied through the National power grid. Acquired through energy purchase agreements.	The manganese ore is transported by barges that travel in the Paraguay and Paraná rivers until the transshipment in the port of Nueva Palmira in Uruguay.

The following table presents information on Vale's manganese ore production, obtained after the process of mass beneficiation and recovery.

		Production in the year ended December 31,			2019
		2017	2018	2019	Process Recovery in (1)
Mine	Type		(Million metric tons) (%)
Azul	Open-pit	1.4	1.0	1.0	40
Morro da Mina	Open-pit	0.1	0.1	0.2	76
Urucum	Underground	0.7	0.7	0.4	82
Total		2.2	1.8	1.6

(1) Percentage of the mine recovered in the beneficiation process.

1.2.2 Operations and production of manganese ferroalloys

Vale conducts its manganese ferroalloy business through its wholly-owned subsidiary Vale Manganês. The production of manganese ferroalloys consumes significant amounts of electricity, which is fueled by means of energy purchase and sale contracts. For information about the risks associated with potential power supply issues, see [item 4.1] of this reference form.

Vale produces various types of manganese ferroalloys, such as high and medium carbon manganese and ferro-silicon-manganese alloys.

Plant	Location	Description / History	Nominal capacity	Power supply

Plants in Minas Gerais	Cities of Barbacena and Ouro Preto	Barbacena has six furnaces, two refining furnaces and a briquetting plant. Ouro Preto has three furnaces, which are not currently in operation due to market conditions.

Barbacena: 66,000 tonnes per year (54,000 tonnes per year of ferro-silicon manganese and 12,000 tonnes per year of iron-manganese medium carbon).

Ouro Preto: 64,000 tons per year of ferro-silicon manganese.

Supplied through the National power grid. Acquired from Furnas – Centrais Elétricas S.A. or by means of energy purchase agreements.

Plant in Bahia	City of Simões Filho	Four furnaces, two converters and a sintering plant.	135,000 tons per year (42,000 tons per year of ferro-silicon manganese and 93,000 tons per year of high carbon ferro-manganese). The plant has the ability to refine up to 40,000 tonnes per year of iron-manganese high carbon, for the production of ferro-manganese alloy medium carbon, according to market demand.	Supplied through the National power grid. Acquired from São Francisco Hydroelectric Company (CHESF) or through energy purchase agreements.

The following table presents information on Vale's manganese ferroalloy production.

	Production for the year ended December 31,(1)
Plant	2017	2018	2019
	(thousand metric tons)
Barbacena	58	55	54
Ouro Preto	3	10	11
Simões Filho	88	103	86
Total	149	168	151

(1)	The production numbers reflect the hot metal (hot metal) that is further processed by a crushing and sifting installation. The average mass recovery in this process is 85%.

1.2.3 Manganese ore and ferroalloys: sales and competition

The manganese ore and ferroalloys markets are highly competitive. The competition in the manganese ore market occurs in two segments. Medium- and high-grade manganese ore competes in global transoceanic bases, while low-grade ore competes regionally. For some manganese ferroalloys, especially ferromanganese, high-grade manganese ores must achieve competitive quality and cost, while medium to low-grade ores can be used in the production of silicon-manganese. The main suppliers of high-grade ores are located in South Africa, Gabon, Australia and Brazil. The main producers of low-grade ores are located in Ukraine, China, South Africa, Ghana, Kazakhstan, India and Mexico.

Vale competes in the transoceanic market with high and medium ore from the Azul and Urucum mines, where it benefits from extensive synergies with its iron ore operations, from the mines to the rail, port and maritime operations. Its main competitors in this segment are South32 (Australia and South Africa) and Eramet (Gabon). The company's low-level ores, especially the Morro da Mina, are consumed internally in their ferroalloys foundries.

The manganese ferroalloy market is characterized by a large number of participants competing primarily on the basis of price. The company's competitors are mainly located in countries producing manganese ore or carbon steel. Potential entrants or substitutes come from: (i) silicon or chromium ferroalloys (which may occasionally change their furnaces to manganese), and (ii) electrolytic manganese producers. Competitors can be integrated foundries like Vale, which supply manganese ore from their own mines, or non-integrated foundries. The main competitive factors of this market are the costs of manganese ore, electricity, logistics and reducers, such as coke, coal and charcoal. Vale competes with independent and integrated producers.

Concentrating mainly on Brazilian, North American and South American Steel customers, the company's ferroalloys operations also benefit from synergies with its sales, commercialization, acquisition and logistics activities of Iron ore. Vale purchases its energy and coke supplies at reasonable market prices, albeit through medium and long-term contracts. The competitors in the Brazilian market are about a dozen smelters with a capacity of 5.0 to 90 thousand tons per year, most of them non-integrated and some of them being customers of the Company's manganese ores. Vale has a differential compared to them in the production of higher-level manganese ferroalloys.

2. Base metals

2.1 Nickel

2.1.1 Operations

Vale carries out its nickel operations mainly through its wholly-owned subsidiary Vale Canada, which operates two nickel production systems, one in the North Atlantic region and another in the Asia-Pacific region. Vale also produces copper as a co-product in its nickel operations in Canada and, through Vale S.A., operates a third nickel production system, the Onça Puma, in the South Atlantic region. Its nickel operations are shown in the table below.

Mining System / Company	Location	Description / History	Operations	Mining Rights	Power supply	Access / Transport
North Atlantic
Vale Canada	Canada — Sudbury, Ontario	Integrated mining, grinding, melting (smelting) and refining operations to transform refined nickel ore, with a nominal capacity of 66,000 metric tons of refined nickel per year and additional nickel oxide feed to the refinery in the country of Wales. The mining operations in Sudbury began in 1885. Vale acquired Sudbury operations in 2006.

Nickel. Mainly underground mining operations with nickel sulfides ore bodies that also contain some amount of copper, cobalt, PGMs, gold and silver.

External feeds are also processed from third parties and from Vale operations at Thompson. In addition to producing finished nickel in Sudbury, Vale sends an intermediate nickel oxide product to its nickel refinery in Wales for final product processing.

Copper. Vale produces two intermediate copper products: copper concentrate and copper mate, and also a finished electrolytic copper cathode product.

				Patented mining rights with no expiration date; mining leases that expire between 2020 and 2040; and occupation mining licenses with an indefinite expiration date (1).	Provided by Ontario’s provincial power grid and produced directly by Vale through hydrogeneration.	Located on Trans-Canada Highway and two major railways that cross the Sudbury area. The finished products are delivered to the North American market by truck. For overseas customers, the products are loaded into containers and travel intermodal (truck/train/cargo ship) through the ports of the east coast and west of Canada.

Mining System / Company	Location	Description / History	Operations	Mining Rights	Power supply	Access / Transport
Vale Canada	Canada — Thompson, Manitoba	Mining and grinding operations to process ore into nickel concentrate. Vale plans to phase out melting and refining activities at Thompson during 2018. Mineralization at Thompson was discovered in 1956 and operations were acquired by Vale in 2006.

Nickel. Mainly underground mining operations with bodies of sulphide nickel ore which also contain some amount of copper and cobalt.

Since the second half of 2018, Vale has started shipping most of Thompson's nickel concentrate to be refined in Sudbury.

				Government-issued leases expire between 2021 and 2025; mineral leases expire in 2034.(2)	Provided by Manitoba provincial utility company.	Intermediate concentrates are delivered in Ontario.

Vale Newfoundland & Labrador Limited	Canada - Voisey's Bay and Long Harbor Newfoundland & Labrador	Integrated open-pit mining and grinding operation in copper and nickel concentrates production in Voisey's Bay, with concentrated nickel refining in Long Harbor for finished metal products with an estimated nominal capacity of approximately 50,000 metric tons of refined nickel per year as gradual growth (ramp-up). Voisey's Bay operations began in 2005 and were purchased by Vale in 2006.	It comprises the open-pit mine of Ovoid, and the deposits for underground operations at a later stage. Vale extracts bodies of nickel sulfide ore, which also contain copper and cobalt. Long Harbour facilities continued to ramp-up in 2019, while processing the feed from Voisey's Bay concentrates exclusively. Copper concentrate from the open-pit mine is sold directly to the market.	The mineral lease ends in 2027, with the right to subsequent renewals, always for periods of ten years.	The power at Voisey's Bay is 100% supplied by Vale's diesel generators. Power at the Long Harbor refinery is provided by the provincial utility company of Newfoundland and Labrador.	Nickel and copper concentrates are transported to the port by truck and sent by solid bulk vessels to overseas markets or to Vale's operations at Long Harbor for further refining.

Vale Europe Limited	United Kingdom — Clydach, Wales	Autonomous nickel refinery (refined nickel producer), with nominal capacity of 40,000 metric tons per year. The Clydach refinery began operations in 1902 and was acquired by Vale in 2006.	It processes an intermediate nickel product, nickel oxide, provided by the operations of the Sudbury Valley and Matsuzaka to produce finished nickel in the form of powders and pellets.	–	Supplied through the National power grid.	Carried to the final customer in the UK and continental Europe by truck. Products for overseas customers are transported by truck to the ports of Southampton and Liverpool and shipped by ocean containers.

Asia-Pacific
PT Vale Indonesia Tbk (“PTVI”)	Indonesia — Sorowako, Sulawesi	Open-pit mining area and its respective processing facilities (producer of nickel matte, an intermediate product), with nominal capacity of approximately 80,000 metric tons of nickel in matte per year. PTVI shares are traded on the Indonesian Stock Exchange. Vale indirectly holds approximately 59% of	PTVI extracts lateritic nickel ore and produces nickel matte, which is shipped mainly to Vale's nickel refinery in Japan. Under the guaranteed sales contracts during the life of the mine, PTVI sells 80% of its production to the wholly-owned subsidiary Vale	Employment contract expires in 2025, entitled to two consecutive ten-year extensions, in the form of a work permit, subject to approval by the	Produced mainly by the low cost hydroelectric plants of PTVI in the Larona River (there are currently	Transported by truck for approximately 55 km to the river port in Malili, and loaded on barges to load general cargo ships for shipping.

Mining System / Company	Location	Description / History	Operations	Mining Rights	Power supply	Access / Transport
		PTVI's capital stock, Sumitomo Metal Mining Co., Ltd. (“Sumitomo”), and an affiliate holds approximately 20%, and the public holds 20%. PTVI was founded in 1968, started its commercial activities in 1978, started trading its shares on the Indonesian stock exchange in 1990 and was acquired by Vale in 2006.	Canada and 20% to Sumitomo.	Indonesian government. (3)	three units). PTVI has thermal generators to complement its hydroelectric power supply with an energy source that is not subject to hydrological factors.

Vale Nouvelle - Calédonie S.A.S (“VNC”)	New Caledonia - Southern Province	Mining and processing operations (producing nickel oxide, nickel hydroxide and cobalt carbonate). Vale holds 95% of the shares of VNC and the remaining 5% are held by Société de Participation Minière du Sud Caledonien S.A.S. (“SPMSC”). SPMSC has the option to increase its stake in VNC by up to 5% within ten years from the date of the shareholders' agreement signed on April 29, 2019. (4)	VNC uses a high-pressure acid leaching process to treat limonitic and lateritic saprolitic ores. After April 2020, VNC will stop producing nickel oxide, keeping only the production of hydroxide cake.	Mining concessions expiring in 2022 and 2051. (5)	Supplied through the national electricity grid and by independent producers.	The products are loaded in containers and transported by truck for approximately 4 km to the port of Prony and shipped in ocean container.

Vale Japan Limited	Japan - Matsuzaka	Autonomous nickel refinery (producer of intermediate and finished nickel) with a nominal capacity of 60,000 metric tons per year. Vale holds 87.2% of the shares and Sumitomo holds the remaining shares. The refinery was built in 1965 and acquired by Vale in 2006.	It produces intermediate products for further processing at Vale’s refineries in Asia and the United Kingdom, and the finished nickel products using nickel matte supplied by PTVI.	–	Supplied through the national power grid. Acquired from regional utility companies.	The products are transported by truck on public highways to customers in Japan. For overseas customers, the products are loaded in containers at the plant and shipped from the ports of Yokkaichi and Nagoya.

Vale Taiwan Limited	Taiwan - Kaoshiung	Autonomous nickel refinery (finished nickel producer), with a nominal capacity of 18,000 metric tons per year. The refinery started production in 1983 and was acquired by Vale in 2006.	It produced finished nickel for the stainless steel sector, using intermediate products from Vale's operations in Matsuzaka and New Caledonia. Vale suspended operations at this plant in 2017 due to market conditions and it is currently under care and maintenance.	–	Supplied through the national power grid. Acquired from regional utility companies.	Transported by truck on public highways to customers in Taiwan. For overseas customers, the products are loaded into containers at the plant and shipped through Kaoshiung port.

Vale Nickel (Dalian) Co. Ltd	China - Dalian, Liaoning	Autonomous nickel refinery (finished nickel producer), with a nominal capacity of 32,000 metric tons per year. Vale owns 98.3% of the equity interest and Ningbo Sunhu Chemical Products Co., Ltd. owns the remaining 1.7%. The refinery started production in 2008.	It produces finished nickel for the stainless steel sector, using intermediate products from Vale's operations in Matsuzaka and New Caledonia.	–	Supplied through the national power grid. Acquired from regional utility companies.	The product transported by truck on public roads and by rail lines to customers in China. It is also supplied in containers abroad and for some domestic customers.
South Atlantic

Mining System / Company	Location	Description / History	Operations	Mining Rights	Power supply	Access / Transport
Vale/Onça Puma	Brazil - Ourilândia do Norte, Pará	Mining operation and smelting, producing high quality iron-nickel for application in stainless steel industry.	The Onça Puma mine was built to recover nickel from the saprolite ore deposit. The operation produces iron-nickel through the process of rotary electric furnace. Vale is currently operating with a single electric furnace line and two rotor and rotary kiln lines, with a nominal capacity estimated at 27,000 metric tons per year. Vale will evaluate opportunities to restart second-line operations in view of market conditions and associated business cases. For further information, see items 4.3 to 4.7 of this Reference Form.	Mining concession for an indefinite period.	Supplied through the national power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The iron-nickel is transported by truck to the maritime terminal of Vila do Conde, in the Brazilian state of Pará, and exported in ocean containers.

(1)  Vale has submitted requests for renewal of leases in Sudbury maturing in 2020 and the approval process is in progress. All the conditions necessary for the renewal under the Ontario Mining Act have been fulfilled. This process usually takes several years, and Vale can continue to operate while the approval process is in progress.

(2)  Regarding leases expiring in 2020, Vale Canada Limited has negotiated the extension for a period of one year from the original expiration date. Vale is negotiating with the Government of Manitoba to renew mineral rights under the Manitoba Mines and Minerals Act, the Mineral Disposal and Mineral Leasing Regulation, 1992.

(3)    The work agreement between PTVI and the Indonesian government will expire in 2025, after which PTVI will continue its operation in the form of a 10-year commercial license, provided that certain obligations are fulfilled. PTVI may request an additional 10-year extension, provided that it complies with the predefined requirements. Under the work agreement, PTVI has agreed to divest 20% of its shares to Indonesian participants within five years from the issuance of a regulation dated October 2014 (approximately 20% of PTVI's shares are already publicly traded and listed on the Indonesian stock exchange). In October 2019, PTVI, together with its shareholders, Vale Canada and Sumitomo, signed a non-binding Preliminary Agreement regarding the divestment of PTVI with PT Indonesia Asahan Aluminum (Persero) (“Inalum”), a state mining holding company that oversees investments in mining for the state. The shareholders has agreed to comply with the 20% interest disposal obligations and Inalum has been appointed by the Government of the Republic of Indonesia to acquire this stake. The parties are negotiating definitive agreements.

(4)  In April 2019, Vale Canada and Société de Participation Minière du Sud Calédonien S.A.S ("SPMSC") entered into a Shareholders 'Agreement ("SHA") to replace the shareholders' agreement dated February 2005, as amended. Among other things, the SHA provides the SPMSC with the option of increasing its shareholding in VNC by an additional 5% within ten years from the date of the SHA at a strike price (defined in the first five years and increasing by the American consumer price index on an annual basis, starting in the sixth year). The SHA also includes anti-dilution provisions where the SPMSC can only be diluted below 5% ownership under specified circumstances.

(5)  VNC has requested the renewal of some concessions that were scheduled to expire before 2018. All conditions required for renewal have been fulfilled. This process usually takes several years, and Vale can continue to operate while the approval process is in progress.

2.1.2 Production

The following table shows Vale's annual production per mine in operation (or on an aggregate basis for the areas of operation in Sulawesi, operated by PTVI, in Indonesia, as it is organized per mining areas instead of individual mines ) and the average content of ore contained in nickel and copper. Mine production in Sulawesi represents the product from the PTVI screening station for the PTVI processing unit and does not include losses of nickel derived from drying and melting (smelting). For Vale's operations in Sudbury, Thompson and Voisey's Bay, production and average content represent the product shipped to the respective processing plants of these operations and do not include adjustments related to beneficiation, smelting or refining. For the operation of Vale de Onça Puma in Brazil and the operation of VNC in New Caledonia, the production and the average content represent the local production (in situ) of ore and do not include losses during processing.

	2017(1)			2018(1)			2019(1)
		Grade			Grade			Grade
	Production	Copper	Nickel	Production	Copper	Nickel	Production	Copper	Nickel
Mines in operation in Ontario
Copper Cliff North	814	1.40	1.30	746	1.30	1.29	644	1.72	1.38
Creighton	595	2.91	3.17	608	2.77	2.55	613	2.67	2.68
Stobie	448	0.53	0.62	-	-	-	-	-	-
Garson	635	1.48	1.93	655	1.35	2.00	641	1.32	1.77

	2017(1)			2018(1)			2019(1)
		Grade			Grade			Grade
	Production	Copper	Nickel	Production	Copper	Nickel	Production	Copper	Nickel
Coleman	1.007	3,76	1.53	618	3.31	1.40	1,102	3.80	1.47
Ellen	-	-	-
Totten	710	1.90	1.33	710	2.02	1.39	669	2.08	1.33
Total operations in Ontario	4,210	2.18	1.65	3,337	2.10	1.70	3,669	2.50	1.68
Mines in operation in Manitoba
Thompson	1,229	-	1.94	1,034	-	2.05	859	-	1.78
Birchtree	329	-	1.30		-			-
Total operations in Manitoba	1.557	-	1.81	1,034	-	2.05	859	-	1.78
Mines in operation in Voisey's Bay
Ovoid	2,378	1.44	2.56	1,895	1.32	2.37	2,116	1.19	2.21
Mining areas in operation in Sulawesi
Sorowako	4,569	-	1.89	4,469	-	1.90	4,286	-	1.89
Mines in operation in New Caledonia
VNC(2)	3,030	-	1.47	2,620	-	1.46	2,495	-	1.54
Mines in operation in Brazil
Onça Puma(3)	964	-	2.05	-	-	-	321	-	1.40

(1)	Production is expressed in thousands of metric tons. The content is in percentage of copper or nickel, respectively.
(2)	These figures correspond to 100% of the production and are not adjusted to reflect Vale's ownership.
(3)	Mining activities and the nickel processing plant in Onça Puma were suspended in September 2017 and June 2019, respectively, and resumed in September 2019.

The following table provides information on the Company's nickel production, including: refined nickel in its facilities and intermediate products for sale. The data below are presented based on nickel ore contained.

		Finished production by source of ore for the year ended December 31,
Mine	Type	2017	2018	2019
		(one thousand metric tons with nickel contained)
Sudbury	Underground	61.9	50.6	50.8
Thompson	Underground	23.0	14.8	11.3
Voisey’s Bay (1)	Open-pit	51.8	38.6	35.4
Sorowako (2)	Open-pit	73.1	72.1	68.2
Onça Puma	Open-pit	24.7	22.9	11.6
Nova Caledônia (3)	Open-pit	40.3	32.5	23.4
Externo (4)	-	13.1	13.1	7.3
Total (5)		288.2	244.6	208.0

(1)       Includes finished nickel produced in Long Harbour, Sudbury and Thompson.

(2)       These numbers have not been readjusted to reflect the Company's interest. The Company holds a 59.28% interest in PTVI, which owns the Sorowako mines.

(3)       These numbers have not been readjusted to reflect the Company's interest. The Company has a 95.0% stake in VNC.

(4)       Finished nickel processed at the Company's facilities using resources acquired from third parties.

(5)       These numbers do not include processing of feeds (tolling of feeds) to third parties.

2.1.3 Customers and sales

Vale’s nickel customers are distributed worldwide. In 2019, 42% of Vale's total refined nickel sales were shipped to customers in Asia, 21% in Europe, 32% in North America, and 5% to other markets. Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts generally provide a steady demand for a significant portion of the Company’s annual production.

Nickel is a stock-traded metal, quoted at the London Metal Exchange ("LME") and Shanghai Futures Exchange ("SHFE"), and most nickel products have their price set according to a discount or premium on the LME price, depending mainly on the physical and technical characteristics of the nickel product. Vale's refined nickel products represent what is known in the industry as "primary" nickel, namely nickel produced mainly from nickel ores (as opposed to "secondary"

nickel, which is recovered from recycled material containing nickel). Refined primary nickel products are distinguished according to the following characteristics, which determine the price level of the product and its suitability for various end-use applications:

•	nickel content and purity level: (a) the intermediate products have various levels of nickel content, (b) the nickel pig iron has 1.5 to 15% nickel, (c) the ferro-nickel has 15% to 40% nickel, (d) refined nickel with less than 99.8% nickel, including products such as Nickel Tonimet™ and Utility Nickel™, (e) the standard LME nickel content has at least 99.8% nickel, and (f) high purity nickel has at least 99.9% nickel and no specific element impurities;

•	form (such as powders, pellets, discs, squares and discrete or filamentary strips);

•	size (from submicron powder particles to large size cathodes); and
•	packaging (such as bulk, 2 ton bags, 250 kg drums, 10 kg bags).

In 2019, the primary first use applications for primary nickel were:

•	Stainless Steel (68% of the world's nickel consumption);
•	non-ferrous alloys, steel alloys and smelting (18% of world’s nickel consumption);
•	nickel coating (7% of world’s nickel consumption); and
•	batteries (7% of the world's nickel consumption).

In 2019, 70% of Vale’s refined nickel sales were destined to applications that exclude stainless steel, when compared to the average 32% of the primary nickel industry. This provides greater diversification and stability for sales volumes of Vale's nickel revenues. As a result of Vale’s focus on these high-value segments, the average prices of refined nickel have consistently outperformed nickel prices in the LME.

Vale offers sales and technical support to its customers worldwide through an established marketing network, headquartered in Toronto, Canada. Vale has a well-established global marketing network for refined nickel, which is based in Toronto, (Canada). Vale also has sales and technical support distributed worldwide with a presence in Singapore and Toronto (Canada) and sales managers located in St. Prex (Switzerland), Paramus, New Jersey (United States), and in various locations in Asia. For more information on pricing and demand, see [item 10.2] of this Reference Form.

2.1.4 Competition

The global nickel market is highly competitive. Vale's main competitiveness strengths are its long-life mines, its low production costs with respect to other nickel producers, its sophisticated exploration and processing technologies and its diversified product portfolio. Their worldwide marketing, diversified product mix and technical support guide their products to the applications and geographic regions that offer the largest margins to their products.

Vale’s nickel supply accounted for 9% of world primary nickel consumption in 2019. In addition to Vale, the largest integrated “mine-to-market” suppliers of the nickel sector (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Nornickel, Glencore, Jinchuan Nonferrous Metals Corporation, Tsingshan Group and Jiangsu Delong Nickel. Together with Vale, these companies accounted for approximately 42% of the world production of refined primary nickel in 2019.

The quality of nickel products determines their suitability for the market. Superior Class I products, which have a higher nickel content and lower levels of deleterious elements, are more suitable for high-quality nickel applications, such as use in specialized industries (for example, aircraft and spacecraft) and gain a highest premium. Lower Class I products have slightly higher levels of impurities compared to superior Class I products and are more suitable for more general nickel applications, such as foundry alloys, and generally receive a lower premium compared to products of Class I. Class II products, which have a lower nickel content and higher levels of deleterious elements, are mainly used in the manufacture of stainless steel. Intermediate products do not represent finished nickel production and are usually sold at a discount, as they still need to be processed before being sold to end customers.

Most of the world's nickel production is comprised of Class II nickel products (55% of the global market in 2019), which include nickel pig iron (NPI, with a nickel content below 15%), . Most of the Company's products are high-quality nickel products, which makes Vale the preferred supplier for special nickel applications. In 2019, 48% of its nickel products were Superior Class I, 12% were Lower Class I, 28% Class II and 12% intermediate.

Although stainless steel production is an important factor in global nickel demand, stainless steel producers can use nickel products with a wide variety of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is mainly based on their relative prices and availability. For more information on pricing and demand, see item 10.2 of this Reference Form.

The competition in the nickel market is mainly based on quality, reliability of supply and price. Vale believes its operations are competitive in the nickel market because of the high quality of its nickel products and its comparatively low production costs.

2.2 Copper

2.2.1 Operations

Vale carries out its copper operations in Brazil through the parent company (Vale S.A.) and in Canada through its subsidiaries.

Mining Complex / Site	Location	Description / History	Mineralization / Operations	Mining Title	Power supply	Access / Transport
Brazil
Vale/Sossego	Carajás, State of Pará	Two main areas of copper, Sossego and Sequeirinho and a processing facility to concentrate the ore. Sossego was developed by Vale. Production began in 2004 and has a nominal capacity of approximately 93,000 tonnes per year (tpa) of copper concentrates.	Copper ore is explored by the open-pit mine method and the run-of-mine is processed by primary crushing and conveying, SAG grinding (a semiautogenous mill that utilizes a large rotating drum filled with ore, water and steel shredding spheres that transform the ore into a thin paste), grinding in ball mills, copper flotation in concentrate, waste disposal, concentrate thicker, filtration and discharge.	Mining concession for an indefinite period.	Supplied through the national power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The concentrate is transported by truck to the storage terminal in Parauapebas and then transported by the Carajás Railroad (EFC) to the port of Itaqui, in São Luís, in the state of Maranhão. Vale built a 85-kilometer road to connect Sossego to Parauapebas.

Vale/Salobo	Carajás, State of Pará	The Salobo I processing plant had its production started in 2012 and has a total capacity of 12 Mtpa of processed ore. The open-pit and plant completed their ramp-up in the fourth quarter of 2016 for a capacity of 24 Mtpa of ore processed with the full implementation of the Salobo II expansion. Salobo I and II have a total capacity of	Vale's Salobo copper mine is exploited by the open-pit mine method and the run-of-mine ore is processed by standard primary and secondary crushing, conveying, roller pressing milling, ball milling, copper concentrate fluctuation, Waste disposal, concentrate thicker, filtration and discharge.	Mining concession for an indefinite period.	Supplied through the national power grid. Acquired through energy purchase agreements.	The concentrate is transported by truck to the storage terminal in Parauapebas and then carried by the Carajás Railroad (EFC) to the port of Itaqui, in São Luís, in the state of Maranhão. Vale built a 90-kilometer road to connect Salobo to Parauapebas.

Mining Complex / Site	Location	Description / History	Mineralization / Operations	Mining Title	Power supply	Access / Transport
approximately 197,000 tpy of copper concentrates.

Canada
Vale Canada	Canada — Sudbury, Ontario	See - 2. Base metals - 2.1. Nickel - 2.1.1. Operations of this Reference Form.

Vale Canada / Voisey's Bay	Canada — Voisey's Bay, Newfoundland and Labrador	See - 2. Base metals - 2.1. Nickel - 2.1.1. Operations of this Reference Form.

2.2.2 Production

The following table presents information on annual mining production at the Salobo Valley and Sossego mines and the average percentage copper content. The production and the average content represent the local production (in-situ) of ore without including the losses during the processing. For annual copper production as a by-product of nickel operations, see item 2. Base metals - 2.1. Nickel - 2.1.1. Operations of this Reference Form.

	2017 (1)		2018 (1)		2019 (1)
	Production	Grade	Production	Grade	Production	Grade
Brazil
Sossego	12,380	0.81	15,664	0.72	11,735	0.79
Salobo	61,573	0.63	50,963	0.69	48,468	0.69
Total	73,953	0.66	66,627	0.70	60,202	0.71

(1)	The production is expressed in thousands of metric tons. The content is in percentage of copper.

The following table gives information about the Company’s copper production.

		Finished production by source of ore for the year ended December 31,
Mine	Type	2017	2018	2019
		(thousand metric tons)
Brazil:
Salobo	Open-pit	193	193	189
Sossego	Open-pit	100	92	66
Canada: (as a by-product of the nickel operations)
Sudbury	Underground	98	72	93
Voisey’s Bay	Open-pit	34	26	25
Thompson	Underground	2	1	1
Externo (1)	-	12	11	7
Total		439	395	381

(1)	Vale processes copper in its facilities using resources acquired from third parties.

2.2.3 Customers and sales

Copper in Sossego and Salobo concentrate is sold under medium- and long-term contracts entered into with copper smelters in Europe, India and Asia. Vale maintains medium-term copper supply contracts with domestic customers, for part of the copper concentrates and copper matte produced in Sudbury, which are also sold under long-term contracts in Europe and Asia. Copper concentrates from Voisey’s Bay are sold under medium and long-term contracts to customers in Europe and electrolytic copper cathodes from Sudbury and Long Harbor in North America under short-term sales contracts.

2.2.4 Competition

The global refined copper market is highly competitive. Producers are integrated mining companies and non-integrated smelters, covering all regions of the world, while consumers are mainly producers of copper wires and alloys. Competition occurs mainly at the regional level and is mainly based on production costs, quality, reliability of supply and logistics costs. The world's largest producers of copper cathode are Jiangxi Copper Corporation Ltd., Corporación Nacional del Cobre de Chile ("Codelco"), Tongling Non - Ferrous Group Co., Tongling Non - Ferrous Metals Group Co. and Freeport-McMoRan Copper & Gold Inc. ("Freeport-McMoRan"), Aurubis AG and Glencore, each operating at the parent company level or through subsidiaries. Vale's participation in the global refined copper cathode market is marginal, as Vale assumes a more competitive position in the copper concentrate market.

Copper concentrate and copper matte are intermediate products in the copper production chain. The concentrate and matte markets are competitive with several producers, but with fewer participants and smaller volumes than in the copper cathode market due to the high levels of integration of large copper producers.

In the copper concentrate market, mining takes place globally, with a predominant participation in South America, while consumers are local smelters mainly located in Europe and Asia. Competition in the copper concentrate market occurs primarily at the global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are Freeport McMoRan, Glencore, BHP Billiton, Codelco, Anglo American, Antofagasta plc, Rio Tinto and First Quantum, operating at the level of the parent company or through subsidiaries. Vale’s market share in 2019 was about 2% of the total copper concentrate market.

2.3 PGMs and other precious metals

As by-products of Vale's nickel operations in Sudbury, Canada, significant amounts of platinum group metals (“PGMs”), are extracted, as well as small amounts of gold and silver. Vale operates a processing facility in Port Colborne, Ontario, which produces intermediate PGMs, gold and silver products using production from its Sudbury operation. The refinery in Acton, England, where its intermediates of PGMs and PGM feeds purchased from third parties were processed was closed in 2018 as part of the business optimization, and the PGM concentrates of the company's operation in Port Colborne are being Sold to third parties. Gold and silver intermediates are also sold to third parties. The copper concentrates from the Company's Salobo and Sossego mines in Carajás, in the State of Pará, Brazil, also contain gold, the value of which is considered in the sale of these products.

In February 2013, the Company sold to Wheaton Precious Metals (formerly Silver Wheaton) ("Wheaton") 25% of the gold produced as a by-product in its copper mine in Salobo, Brazil, throughout the lifetime of this mine, and 70% of the gold produced as a by-product in its nickel mines in Sudbury, Canada, for 20 years. In March 2015 and August 2016, the Company sold to Wheaton an additional 25% of gold produced as a by-product of its Salobo copper mine. In consideration of the sale in August 2016, Vale received an initial cash payment of US$ 800 million, an option value of approximately US$ 23 million from a reduction in the exercise price of the Wheaton’s subscription warrants held by Vale since 2013, and successive payments of US$ 400 per ounce (subject to an annual adjustment for inflation of 1%, from January 1, 2019) and the prevailing market price, whichever is less, for each ounce of gold it delivers under the contract. Vale may also receive an additional payment in cash, depending on its decision to expand the copper processing capacity at Salobo for additional 28 Mtpa before 2036. The additional cash payment can range from US$ 113 million to US$ 953 million, depending on the ore content, time and size of the expansion. According to the Goldstream contract, Wheaton received 290,000 ounces of gold in 2019. In February 2020, the Company sold all of its Wheaton’s subscription warrants (equivalent to 10,000,000 common shares) for US$ 2.50 per warrant, totaling US$ 25 million. For additional information on the contracts entered into with Wheaton Precious Metals and Silver Wheaton (Caymans) Ltd., see items [6.3 and 6.6] of this Reference Form.

The following table provides information on the contained volume of precious metals and platinum group metals (PGMs) as by-products of the production of copper and nickel concentrates.

		Fiscal year ended on December 31,
		2017	2018	2019
Mine	Type	(thousands of troy ounces of contained metal)
Sudbury (1):
Platinum	Underground	144	135	148
Palladium	Underground	214	218	182
Gold (2)	Underground	74	57	69
Salobo:
Gold (2)	Open-pit	346	361	368
Sossego:
Gold	Open-pit	65	59	43

(1)	Includes metal produced from the purchase of third-party resources. Includes production from Ontario (Canada) and Acton (England). Does not include charges for third-party fees.
(2)	The figures represent 100% of the gold volume of Salobo and Sudbury as a by-product of the production of nickel and copper concentrates and do not deduct the gold portion sold to Wheaton.

2.4 Cobalt

Vale has recovered significant amounts of cobalt as a by-product of its nickel operations. In 2019, Vale produced 1,092 metric tons of refined cobalt metal (in the form of cobalt rounds) at its Port Colborne refinery, 1,583 metric tons of cobalt rounds at its Long Harbor refinery, 1,703 metric tons of cobalt in a cobalt-based intermediate product from New Caledonia. Vale sells cobalt globally. Long-Harbor cobalt metal and cobalt spheres are refined by electrical process at Port Colborne refinery and have very high purity levels (99.8%), fulfilling the specification of the LME contract. Cobalt metal is used in the production of various alloys, especially in aerospace applications, as well as in the manufacture of cobalt-based chemicals.

In June 2018, the Company sold to Wheaton and Cobalt 27 Capital Corp. (“Cobalt 27”) a combination of 75% of the cobalt produced as a by-product at the Voisey's Bay mine as of January 1, 2021, which includes the slowdown in the production of the existing mine and the production of the mine's useful life from its underground mine expansion project. The Company, on the other hand, received US$ 690 million in cash from Wheaton and Cobalt 27 at the close of the transaction on June 28, 2018, and will receive additional payments of 20%, on average, of cobalt prices at the time of delivery. Vale remains exposed to approximately 40% of Voisey’s Bay's future cobalt production, through its retained interest in 25% of cobalt production and additional payments at the time of delivery. In addition to the above, the Company plans to start selling its cobalt flows in 2021, once the current acquisitions are concluded. For more information, see [items 6.3 and 6.6] of this Reference Form.

The following table provides information on cobalt production.

		Finished production by source of ore for the year ended December 31,
Mine	Type	2017	2018	2019
		(metric tons contained)
Sudbury	Underground	840	520	495
Thompson	Underground	138	198	80
Voisey’s Bay	Open-pit	1,829	1,902	1,608
New Caledonia	Open-pit	2,780	2,104	1,703
Other (1)	-	224	371	490
Total		5,811	5,093	4,376

(1)       These numbers do not include tolling of feeds for third parties. Includes cobalt processed at Vale's facilities using feeds purchased from unrelated parts and a 6-tonne PTVI ore source in 2017, 173 metric tons in 2018, and 313 metric tons in 2019.

3. Coal

3.1 Operations

Vale produces metallurgical and thermal coal through its subsidiaries Vale Mozambique, which operates the Moatize mine.

Company / Mining Complex	Site	Description / History	Mineralization / Operations	Mining Title	Power supply	Access / Transport
Mozambique
Vale Mozambique
Moatize	Tete, Mozambique	Open-pit mine, developed directly by Vale. Operations began in August 2011 and are expected to reach a nominal production capacity of 22 Mtpy, considering the expansion of Moatize, comprising metallurgical coal and thermal coal, and the expansion of the Nacala Logistic Corridor. Vale has an indirect interest of 80.75%, Mitsui has an indirect interest of 14.25%, the remainder is owned by Empresa Moçambique de Exploração Mineira, S.A.	It produces metallurgical and thermal coal. The main branded products of Moatize are the metallurgical coal MLV premium hard and the metallurgical coal Moatize Low Vol. Premium, but there is operational flexibility for several products. The ideal portfolio of products will be the result of tests with the markets. The beneficiation of coal from the mines is currently made at a coal processing and handling plant (“CHPP”) with a capacity of 4,000 metric tons per hour. An additional CHPP had its production started in August 2016, which increased capacity by an additional 4,000 metric tons per hour.	Mining concession expiring in 2032, which may be extended for an additional period of 25 years, subject to approval by the government of Mozambique.	Provided by a local service company. Power reserve in situ.	The coal is transported from the mine to the port of Nacala-à-Velha through the Nacala Logistics Corridor.

3.2 Production

The table below presents the information on Vale's marketable coal production.

		Production in the year ended December 31,
Operation	Type of Mine	2017	2018	2019
		(thousand metric tons)
Metallurgical Coal:
Moatize (1)	Open-pit	6,953	6,161	4,032
Thermal coal:
Moatize (1)	Open-pit	4,307	5,444	4,738

(1)       These figures correspond to the production of 100% of Moatize and are not adjusted to reflect Vale's share.

3.3 Customers and sales

Coal sales from Vale's Moatize operations, in Mozambique, target the global steel and energy markets, including Asia, Africa, Europe and the Americas. Vale's office in India supports coal sales to the Indian market.

3.4 Competition

The global coal industry comprises the metallurgical and thermal coal markets and is highly competitive.

Demand for steel, especially in Asia, sustains the demand for metallurgical coal, while demand for electricity supports the demand for thermal coal. Competition in the coal industry is mainly based on the economics of production costs, coal quality, transport costs and proximity to the market. The main competitive advantages of Vale are the new and competitive transport corridor and the size and quality of its reserves. The logistics facilities in Mozambique help the Company to ensure that its products are delivered on time and at a relatively low cost compared to long delays in the ports of Queensland, Australia, and the East Coast of the United States. The properties of the Company's metallurgical coal make its product highly competitive.

Vale's main competitors in the metallurgical coal business are located in Australia and Canada and include subsidiaries, affiliates and joint ventures of BHP Billiton, Glencore, Anglo American, Peabody, Jellinbah Resources, among others. In the thermal coal business, the Company's main competitors are located in Indonesia, South Africa, Australia, Colombia, USA and Russia and include subsidiaries and joint ventures of Glencore, Anglo American, Drummond Co, Pt Bumi Resources and PT Adaro, among others.

4. Infrastructure

4.1 Logistics

Vale has developed the logistics segment based on the transportation needs of the mining operations and also provides transportation services to other customers.

Vale operates its logistics business in the group's parent company (Vale S.A.), through subsidiaries and joint ventures, as shown in the table below.

			Vale's interest
			Voting	Total
Company	Business	Location	(%)		Partners
Vale	Railway (EFVM and EFC) and port operations and at marine terminals	Brazil	–	–	–

VLI (1)	Railway and port operations at land and sea terminals. Detention of certain general cargo logistics assets	Brazil	37.6	37.6	FI-FGTS, Mitsui and Brookfield

MRS	Railway operations.	Brazil	47.6	47.6	CSN, CSN Mineração, Usiminas Participações e Logísticas, Gerdau, Railvest Investments and public investors

CPBS	Operations of maritime and port terminals	Brazil	100.0	100.0	-

PTVI	Operations of maritime and port terminals	Indonesia	59.2	59.2	Sumitomo, public investors

Vale Logística Uruguay	Port Operations	Uruguay	100	100	-

			Vale's interest
			Voting	Total
Company	Business	Location	(%)		Partners
Central East African Railways (“CEAR”)(2)	Railroad	Malawi	46.2	46.2	Mitsui, investors

Northern Development Corridor ("CDN")(2)	Railroad	Mozambique	46.2	46.2	Mitsui, investors

Northern Development Corridor – Port (“CDN Port”)(2)	Operations of maritime and port terminals	Mozambique	46.2	46.2	Mitsui, investors

Corredor Logístico Integrado de Nacala S.A. (“CLN”) (3)	Railway and port operations	Mozambique	50.0	50.0	Mitsui

Vale Logistics Limited (“VLL”) (3)	Railway operations	Malawi	50.0	50.0	Mitsui

Transbarge Navegación	Fluvial System in Paraguay and Paraná (Convoys)	Paraguay	100	100	-

VNC	Operations of maritime and port terminals	New Caledonia	95.0	95.0	SPMSC

VMM	Operations of maritime and port terminals	Malaysia	100.0	100.0	-

Vale Newfoundland & Labrador Limited	Port Operations	Voisey's Bay and Long Harbor in Newfoundland and Labrador	100	100	–

Vale Oman Distribution Center LLC	Operations of maritime and port terminals	Oman	100	100	–

(1)        BNDES holds debentures issued by Vale, which are interchangeable in part from Vale's interest in VLI. Vale's shareholding in VLI may be reduced by up to 6.88% if BNDES exercises its rights under these debentures.

(2)        Vale holds its stake in CEAR, CDN and CDN Porto through a 50.0% stake in Nacala Corridor Holding Netherlands B.V., which indirectly holds 92.4% of these operating companies that make up the NLC.

(3)        Vale holds its interest in CLN and VLL through a 50.0% interest in Nacala Corridor Holding Netherlands B.V, which indirectly holds 100% of these operating companies that make up NLC.

4.1.1 Railroads

Brazil

o	Vitória Minas Railroad (“EFVM”). The EFVM railroad connects Vale's mines from the Southeast System in the region of the Iron Quadrangle, in the state of Minas Gerais, to the port of Tubarão, in Vitória, Espírito Santo. Vale operates this 888-km railroad under a renewable 30-year concession, which will expire in 2027. EFVM consists of two railway lines over a distance of 584 km, allowing continuous travel in opposite directions, and a single line extension of 304 km. There are manufacturing industries located in this area and important agricultural regions are also reached by it. VLI has rights to purchase railway transport capacity on the EFVM line. In 2019, the EFVM railroad transported an average of 229.5 thousand metric tons of iron ore and 59.5 thousand metric tons of other cargo daily. The EFVM Railroad also transported around 980,000 passengers in 2019. In 2019, Vale had a fleet of 328 locomotives and 19,145 wagons at EFVM, operated by Vale and outsourced companies.

o	Carajás Railroad ("EFC"). EFC connects Vale's mines from the Northern System, in the Carajás region of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. Vale operates the EFC railway under a 30-year renewable concession, which will terminate in 2027. The EFC extends over 997 km from Vale's Carajás mines to its Ponta da Madeira maritime terminal complex. The main cargo is iron ore, transported mainly to the Company. VLI has the right to purchase rail transport capacity on the Vale's EFC railroad. In 2019, the EFC railroad transported an average of 592.2 thousand metric tons of iron ore and 34.3 thousand metric tons of other cargo daily. The EFC also carried 302,000 passengers in 2019. EFC operates the train with the largest capacity in Latin America, which measures 3.5 km in length and has a gross weight of 41.67 thousand metric tons, when loaded, and has 330 wagons. In 2019, the EFC had a fleet of 313 locomotives and 21,081 wagons, which were operated by Vale and outsourced companies.

The main loads of EFVM and EFC railroads are:

o	iron ore, pellets and manganese ore, transported to the Company and its customers;
o	steel, coal, pig iron, limestone and other raw materials transported to customers with steel mills located along the railroad;
o	agricultural products such as grains and soybean meal and fertilizers; and
o	other loads in general, such as cellulose, fuels and chemicals.

Vale charges market prices for freight to customers, including iron ore pellets from joint ventures and other companies in which Vale does not have a shareholding interest of 100%. Market prices vary according to the distance travelled, the type of product transported and other criteria, subject to price limits established in the relevant concession agreements, and are regulated by the National Land Transportation Agency (“ANTT”).

VLI. VLI provides integrated logistics solutions along 7,940 km of railroads in Brazil, (Center-Atlantic Railway and North-South Railway) eight land terminals with total storage capacity of 795,000 tons and three marine terminals and port operations. Vale has a 37.6% interest in VLI and is part of a shareholders agreement with FI-FGTS, Mitsui and Brookfield, which hold the remaining equity interest in VLI.

The main assets of VLI are:

o	Center-Atlantic Railroad (“FCA”). Regional railway network of the central-east of the Brazilian railway system under a 30-year renewable concession, which will end in 2026. The center-east network has 7,220 km of rails, which extend through the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Distrito Federal;

o	North-South Railway (“FNS”). A 30-year renewable subconcession for the commercial operation of a 720 km stretch of the North-South railway in Brazil between the cities of Açailandia, in the Brazilian state of Maranhão, and Porto Nacional, in the Brazilian state of Tocantins. This railroad is linked to the EFC, creating a new corridor for the transport of general cargo, mainly for the export of soybean, rice and corn, produced in the north-central region of Brazil.

o	The right to use Vale's railway capacity of EFVM and EFC for general cargo; and

o	The right to use capacity and transport of the terminals of Vale, Tubarão and Praia Mole for general cargo.

In 2019, VLI transported a total of 38.8 billion tku of general cargo, including 20.7 billion tku of the FCA and the FNS and 17.1 billion tku through operating agreements with Vale.

MRS Logística S.A. (“MRS”). MRS’s railroad, in which Vale holds a shareholding of 43.82%, is 1,643 km long and connects the states of Rio de Janeiro, São Paulo and Minas Gerais. The MRS railway transports Vale's iron ore products from the Southern System mines to its maritime terminals. In 2019, it transported a daily average of 233,000 tons of iron ore and 169,000 tons of other cargo.

•	Africa

The Nacala Corridor (“NLC”) links the Moatize mine to the Nacala-à- Velha maritime terminal, located in Nacala, Mozambique, through the Republic of Malawi. The NLC consists of a railroad and port infrastructure, including greenfield stretches and rehabilitation of existing railroads in Mozambique and Malaui and a new port coal terminal in Mozambique. The NLC transports coal products from the Moatize Mine company to its maritime terminal and supports Vale's operations in southern Africa. In Mozambique, Vale is operating under two concession agreements, one related to the Mozambican greenfield railroads and another related to the newly constructed coal port, both maintained by its subsidiary, Corredor Logístico Integrado de Nacala S.A. (“CLN”), which expire in 2043, subject to renewal. Vale also renovated existing railroads under the concession held by its subsidiary Corredor de Desenvolvimento do Norte S.A. (“CDN”), which expires in 2035. In Malawi, Vale is operating under a concession owned by its subsidiary Vale Logistics Limited ("VLL"), which expires in 2046, subject to renewal, and has also rehabilitated existing railroads under a concession from its Central East African Railway Company Limited ("CEAR"), which expires in 2046. In 2019, NLC transported a daily average of 23.9 thousand tons of coal and 1.4 thousand tons of other cargo. The NLC also carried 859,000 passengers in 2019. In 2019, Vale had a fleet of 101 locomotives and 2,677 wagons in the NLC, operated by CLN.

4.1.2 Ports and maritime terminals

•	Brazil

Vale operates seaports and maritime terminals, mainly as a means of completing the delivery of its iron ore and iron ore pellets to bulk carriers serving the transoceanic market. For more information, see the item 1.1 "Iron ore and pellets" in this section of the Reference Form. Vale also uses its port and its terminals to move loads of customers.

Port of Tubarão Praia Mole. The Port of Tubarão, which occupies an area of about 18 square kilometers, is situated in the state of Espírito Santo and contains the iron ore maritime terminal and the general cargo terminals (the Liquid Bulk Terminal, and the Miscellaneous Products Terminal). The port of Praia Mole is also located in the Brazilian state of Espírito Santo.

o	The iron ore ferry terminal has two piers. From this terminal in the Port of Tubarão, Vale exports mainly iron ore produced in its Southeast System. Pier I can keep two ships docked at the same time, one up to 170,000 DWT, on the south edge, and another up to 210,000 DWT, on the north edge. Pier II can serve a vessel of up to 405,000 DWT at a time, with depth limited to 23 meters below the waterline. At Pier I, there are two ship loaders that can carry up to 13,500 metric tons per hour each. At Pier II, there are two ship loaders that are able to operate alternately and can load up to 16,000 metric tons per hour continuously. The iron ore terminal has a storage yard with a capacity of 3.1 million metric tons. In 2019, Vale embarked on 69.2 million metric tons of iron ore and iron ore pellets at this terminal.

o	The Miscellaneous Product Terminal moved 6.5 million metric tons of grains and fertilizers in 2019. VLI has the right to purchase the handling capacity of the Miscellaneous Product Terminal.

o	The Liquid Bulk Terminal handled 625,000 metric tons of fuel in 2019. VLI has the right to purchase the handling capacity of the Liquid Bulk Terminal.

o	The Praia Mole Terminal is mainly a coal terminal and handled, in 2019, 12.4 million of metric tons of coal and other associated loads. VLI has the right to purchase the Praia Mole Terminal's handling capacity.

Ponta da Madeira Maritime Terminal Vale’s Ponta da Madeira Maritime Terminal is located in the Brazilian state of Maranhão. Pier I can accommodate ships up to 420,000 DWT and has a maximum loading rate of 16,000 metric tons per hour. The pier III, with two anchorages and three loaders, can accommodate ships up to 210,000 DWT in its south cradle and 180,000 DWT in its north cradle (or two ships of 180,000 DWT simultaneously), depending on the tide conditions, with maximum loading rate of 8,000 Metric tons/hour in each loader. Pier IV (Southern Cradle) is able to accommodate ships up to 420,000 DWT and has two ship loaders that work alternately with a maximum loading rate of 16,000 tonnes per hour. Pier IV (Cradle North) is able to accommodate ships up to 420,000 DWT and has two ship loaders that work alternately with a maximum loading rate of 16,000 tonnes per hour. In 2018, Vale received from the Brazilian tax authorities the customs authorization for the operations of Pier IV (North Cradle). The cargo shipped through the Ponta da Madeira maritime terminal consists of the production of Vale’s iron ore, pellets and manganese from the Northern System. In 2019, 190 million tons of iron ore were shipped through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 7.2 million tons.

Itaguaí maritime terminal – Cia. Portuária Baía de Sepetiba (“CPBS”). From this terminal, Vale exports mainly iron ore from its Southern System. CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal in the Port of Itaguaí, in Sepetiba, in the state of Rio de Janeiro, leased from the Companhia Docas do Rio de Janeiro - CDRJ. The Itaguaí maritime terminal has a wharf that allows loading of vessels of up to 17.8 meters of draft and up to 200,000 DWT of capacity. In 2019, the terminal carried 5.7 million metric tons of iron ore.

Guaíba Island Ferry Terminal. From this terminal, Vale exports mainly iron ore from the Southern System. Vale operates a maritime terminal on Guaíba Island, in Sepetiba Bay, in the state of Rio de Janeiro. The iron ore terminal has a pier, with two berths, that allows ships to load up to 350,000 DWT. In 2019, the terminal carried 21 million metric tons of iron ore.

VLI also operates the Inácio Barbosa Maritime Terminal (TMIB), owned by Petrobras, in the state of Sergipe; the Santos maritime terminal (TIPLAM), in the State of São Paulo, jointly owned by VLI and Vale Fertilizantes, and Pier II in the port of Itaqui that can accommodate ships up to 155,000 DWT and has a maximum load rating of 3,800 tons per hour for pig iron and 3,000 tonnes per hour for grain.

•	Uruguay

Since October 2017, the subsidiary Vale Logística Uruguay S.A. ("VLU") has contracted third-party services to operate the port terminal of Corporación Navios in the Free Zone of Nueva Palmira in Uruguay. The port terminal provides facilities for unloading, storing, weighing and loading of bulk materials from Corumbá, Brazil, by fluvial barge for transshipment to ocean ships destined for the Brazilian, Asian and European markets. In 2019, Vale handled 3 million tons of iron and manganese ore through the Corporación Navios port.

•	Canada

Vale Newfoundland & Labrador Limited operates a port as part of its mining operation in Voisey's Bay, Labrador, and a port as part of its processing operation in Long Harbor, Newfoundland. The port of Voisey's Bay is used for shipment of nickel and copper and refueling. The Port of Long Harbor is used to receive Voisey's Bay nickel concentrate along with the goods and materials required for the Long Harbor operation.

•	Oman

Vale Oman Distribution Center LLC is part of the Oman Industrial Complex and operates a mixing and distribution center in Liwa, Sultanate of Oman. The maritime terminal has a large deepwater pier, a platform 600 meters long connected to the coast by a 700 meter long trestle, and integrated into a storage yard with transfer capacity for handling 40 Mtpa of iron ore and iron ore pellets per year. The nominal load capacity is 10,000 metric tons per hour and the nominal discharge capacity is 9,000 metric tons per hour.

•	Indonesia

PTVI owns and operates two ports in Indonesia that support its nickel mining activities.

•	The special port of Balantang is located in the village of Balantang, in the southern region of Sulawesi, with two types of docks and total capacity of 12,000 DWT: two resources for barges with capacity of up to 5,000 DWT each for dry bulk and a pier for general cargo Intended for ships up to 2,000 DWT.

•	The special port of Tanjung Mangkasa is located in the village of Lampia, in the southern region of Sulawesi, with mooring boys that can accommodate ships with capacity of up to 20,000 DWT, and a terminal that can accommodate tankers with capacity of up to 5,000 DWT, totalling a capacity of 25,000 DWT.

•	New Caledonia

Vale owns and operates a port in Prony Bay, Southern Province, in New Caledonia. This port has three terminals, including a passenger ferry terminal capable of docking two ships up to 50 meters long, a pier for dry bulk where ships up to 58,000 DWT can unload at a rate of 8,000 tons per day and a wharf for general cargo where ships up to 200 meters long can dock. The dock for general cargo is able to handle containers at a rate of seven containers per hour and liquid fuels (LPG, HFO and Diesel) at a rate of 350 cubic meters per hour, and fractionated load. The port's container yard, with an area of approximately 13,000 square meters, can accommodate up to 1,300 units. A bulk storage yard is linked to the port by a carrier and has a storage capacity of 94,000 metric tons of limestone, 95,000 metric tons of sulfur and 60,000 metric tons of coal.

•	Malaysia

The Teluk Rubiah Marine Terminal (“TRMT”) is located in the State of Perak, Malaysia, and has a wharf with two anchorages that allows the unloading of ships with a capacity of approximately 400,000 DWT and loading of ships with a capacity of up to 220,000 DWT. In 2019, the terminal discharged 24 million metric tons of iron ore and carried 24 million metric tons of iron ore.

4.1.3 Transportation

Sea Transportation of iron ore and pellets

In 2019, Vale shipped approximately 217 million tons of iron ore and pellets in transactions in which it was responsible for transportation. Vale has embarked on a large quantity of its iron ore products from Brazil to Asia through long-term charter contracts with a huge number of ore bulk carriers (“VLOCs”). These vessels reduce energy consumption and greenhouse gas emissions by transporting a larger amount of cargo on a single trip, providing lower transport costs. In 2019, approximately 84 million metric tons of iron ore products were transported under long-term chartering contracts on VLOCs of 400,000 DWT and 325,000 DWT.

In light of the IMO regulation that limits global sulfur emissions to 0.5%, which came into force in January 2020, Vale has negotiated the installation of washers in most of its dedicated fleet.

These washers will allow the Company to continue supplying fuel oil with a high sulfur content, while complying with the new regulation. The Company expects that 95% of its dedicated fleet will be equipped with a purifier by the end of 2022.

Paraná-Paraguay Waterway System

In the Paraná and Paraguay waterway, Vale transported iron ore and manganese, through its subsidiary Transbarge Navigación and other trains. The barges are unloaded at the terminals of local Vale customers in Argentina or at a terminal contracted in the Free Zone of Nueva Palmira, Uruguay, where Vale carries the ore on oceanic vessels. Vale transported 2.1 million tons through the waterway system in 2019, including 0,6 million tons of ore through the terminals of its local customers and 1,5 million tons of ore through a port in Uruguay.

Tugboats

Vale manages its own fleet of 15 tugboats. Vale directly operates nine tugs at the ports of Vitória and Mangaratiba, in the states of Espírito Santo and Rio de Janeiro, respectively. Vale has a 50% stake in a consortium that operates five tugboats in the port of São Luís, in the state of Maranhão. Vale also has two tugboats in New Caledonia.

4.2 Energy

Vale develops its power generation assets based on current and anticipated energy needs for its operations, with the objective of reducing costs and minimizing risk with power supply problems.

•	Brazil

The management and effective energy supply in Brazil are priorities for Vale, given the uncertainties associated with changes in the regulatory environment and the risks of tariff increases. In 2019, Vale's installed capacity in Brazil was 1.8 GW, from power plants directly and indirectly controlled. Vale uses the electricity produced by these plants to meet their internal consumption needs. Currently, Vale has a direct stake in three hydroelectric plants and three small hydroelectric plants in operation. The Candonga hydroelectric plant, whose operations have been suspended since November 2015 due to the rupture of the Samarco dam, is located in the Southeast region, whereas the Machadinho plant is located in the South region and the Estreito plant is located in the North region. The small hydroelectric plants of Mello, Glória and Nova Maurício are located in the Southeast region. In 2018, the Company sold the Ituerê hydroelectric plant, located in the Southeast region, due to the high investments required, low capacity and high cash cost when compared to other assets. Through its interest of 55% in Aliança Geração de Energia S.A. (“Aliança Geração”), Vale also holds indirect interests in the hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I and Capim Branco II, located in the Southeast Region and, additionally, the Company has indirect interest in Santo Inácio, a wind complex located in the state of Ceará, which started operations in December 2017. Part of the energy generated by these assets is provided to Vale's operations through energy purchase agreements with Aliança Geração.

To achieve self-sufficiency of electricity in Brazil by 2025 and to increase renewable energy sources, the Company signed a long-term electricity supply contract for 20 years, to be provided by the Folha Larga Sul wind farm, a project of 151, 2 MW in Campo Formoso, Bahia, Brazil. This project is expected to commence commercial operation by the second half of 2020. The contract also includes a future option to purchase assets owned by Vale. The Company has also approved the construction of two wind farms (Gravier and Acauã) in the Brazilian states of Ceará and Rio Grande do Norte, respectively, through Aliança Geração. The projects have 180.6 MW of installed capacity and will start commercial operations by the end of 2021.

Vale also has an indirect interest of 4.59% in the capital stock of Norte Energia S.A. (“Norte Energia”), a company incorporated to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará, which started its operations in April 2019 and completed the start-up of the last of its 24 turbines in 2019. Vale’s interest in the Belo Monte project confers the right to acquire 9% of the electricity generated by the plant, which had already been contracted through a long-term energy purchase agreement entered into with Norte Energia.

Vale also produces, through its subsidiary Biopalma da Amazônia S.A. - Reflorestamento, Indústria e Comércio (“Biopalma”), palm oil in the Brazilian state of Pará.

•	Canada

In 2019, Vale's wholly owned hydroelectric power plants operated in Sudbury generated 19% of the electricity demand from operations in Sudbury. These plants consist of five separate generation stations with an installed capacity of 55 MW. Plant generation is limited by the availability of water and also by restrictions imposed by a water management plan regulated by the Ontario government. In 2019, the average electricity demand was 168 MW for all mines and surface plants in the Sudbury area.

In 2019, diesel generation supplied 100% of the electricity needs of Vale's operations at Voisey's Bay. Vale has also six diesel generators on site, with capacity ranging from 12 MW to 14 MW, in order to meet the seasonal demands.

•	Indonesia

The cost of energy is a significant component in the cost of nickel production for the processing of lateritic ores in the operations of PTVI in Indonesia. A large part of the energy needs of PTVI's electric furnaces are supplied at low cost by its three hydroelectric plants located on the Larona River: (i) the Larona plant, which generates an average of 165 MW, (ii) the Balambano plant, which generates an average of 110 MW, and (iii) the Karebbe plant, with 90 MW of average generation capacity. These plants help to reduce production costs, replacing the diesel used for hydroelectric power generation, reducing CO2 emissions, replacing non-renewable generation, which allows Vale to increase its current nickel production capacity in Indonesia.

5. Other investments

See below a list of Vale's other main investments:

•                     Pelletizing plants. Vale has a 25% stake in two iron ore pelletizing plants in China: Zhuhai YPM and Anyang. The remaining stake in Zhuhai YPM belongs to Zhuhai Yueyufeng Iron and Steel Co. Ltd. and Halswell Enterprises Limited, while the remaining stake in Anyang is owned by Anyang Iron & Steel Co., Ltd.

•                     Nickel refinery. Vale has an indirect 25% stake in Korea Nickel Corporation, which operates a nickel refinery in South Korea. The remaining stake is held by Korea Zinc Co., Ltd., Posteel Co., Ltd., Young Poong Co., Ltd., and others. Korea Nickel Corporation produces finished nickel for the stainless-steel sector using intermediate products from Vale operations in Matsuzaka and New Caledonia.

•                     Steel producers. Vale holds 50.0% of the capital stock of California Steel Industries, Inc. (“CSI”), a producer of flat rolled steel and pipelines, located in California, United States. The remainder is owned by JFE Steel. CSI's annual production capacity is approximately 2.8 million metric tons of flat and tubular products. Vale also has a 50% stake in the company Siderúrgica do Pecém ("CSP"), an integrated steel plate plant in the state of Ceará, in partnership with Dongkuk Steel Mill Co. ("Dongkuk") and Posco, two of South Korea's largest steel producers. The annual production capacity of CSP is 3.0 million metric tons.

•                     Bauxite. Vale has a 40% stake in Mineração Rio do Norte S.A. ("MRN"), a bauxite mining company located in Brazil.

Samarco. The Company holds a 50% stake in Samarco, an integrated system composed of two mines, three beneficiation plants, three pipelines, four pelletizing plants and one port. The mines and beneficiation plants are located in the state of Minas Gerais, while the port and the pelletizing plants are located in the state of Espírito Santo. From the state of Minas Gerais to Espírito Santo, the production is disposed through the three pipelines that extend for approximately 400 km. Samarco's mining and pelletizing operations were suspended after the disruption of one of its tailings dams located in Minas Gerais in November 2015.

e. Main inputs and raw materials:

i. Description of relationships with suppliers, including whether they are subject to governmental control or regulation, with indication of the bodies and applicable legislation

Vale is committed to building a sustainable business model and contributing to a more just, environmentally balanced and economically prosperous society. Vale adopts a strategy with its suppliers to maintain a fair relationship in order to promote partnerships that are aimed at the winners of both parties through continuous development and innovation and the provision of quality goods and services with a compatible cost.

In order to achieve continuous improvement and contribute to advances in the production chain, the relationship management with its suppliers includes the following stages:

(i)	Registration of suppliers based on their values, which includes verification by Corporate Security, identification of the supplier on black lists, signing of the Code of Ethics and Conduct of the Supplier, and additionally considering the identification and analysis of the supply risks (environmental, institutional, labor, social security, financial, health and safety and ethics);

(ii)	Compliance with the requirements of the Global Anti-Corruption Program, which includes three main supplier controls: supplier risk assessment, third-party Due Diligence to mitigate reputational risks arising from the possible involvement of its trading partners in events that violate human rights or anticorruption laws applicable to Vale, such as the Foreign Corrupt Practices Act - FCPA, UK Bribery Act and the Brazilian anti-corruption law (Federal Law No. 12.846, of August 1, 2013) and inclusion of the appropriate clause to the level of risk in the contract with the supplier;

(iii)	Monitoring the financial health of its main suppliers of materials, equipment and services;

(iv)	Periodic performance evaluation to ensure compliance with applicable and defined requirements at the contracting stage, as well as adherence to contract expectations. The Supplier Performance Index (IDF) Program is a formal program that monitors and measures five different criteria (technical quality, environmental impacts, health and safety, employee compliance and continuous improvement) in order to maintain transparency and sustainable relationships with their suppliers;

(v)	Development and support in the training of suppliers; and

(vi)	Promotion and prospection of new suppliers.

In accordance with the UN Universal Declaration of Human Rights, Vale respects and promotes human rights in its activities, along its production chain and in the regions where it operates.

In this sense, Vale seeks to establish a commercial relationship with suppliers that share its principles and values and respect human rights.

Vale's principles and values are disclosed to its suppliers through the Supplier's Code of Ethical Conduct, a document that is signed by all companies registered at Vale. It is noteworthy that said Code is available for consultation at the company’s website (www.vale.com).

The registration of suppliers at Vale considers the consultation of the lists disclosed by CEPIM (Registry of Ineligible Private Non-Profit Entities), and by the Ministry of Labor and Employment (MTE), which lists individuals or companies caught in the practice of submitting workers to conditions analogous to slavery, and to the CEIS list (National Register of Inreputable and Suspended Companies), which lists companies that are disreputable and suspended by the federal government. Further consultations with public sanctioning lists may apply in specific cases. It is noteworthy that all suppliers undergo a cadastral analysis.

The guidelines and criteria adopted by Vale to evaluate its suppliers include, in addition to those already mentioned, environmental legal requirements applicable to suppliers whose operational processes involve the use of natural resources or are considered potentially polluting or capable of causing environmental degradation. In addition to these legal aspects, the criteria for Vale's environmental management and the principles of its sustainable development policy are considered.

Regarding the recipients of waste generated in the production processes of Vale, all are submitted to audits by the executive management of environmental management for their initial approval and periodic revalidation. In addition, Vale's Supply Management encourages its suppliers to adopt practices to measure the emission of gases, including standard contractual negotiation practice.

The main environmental laws observed in the process of hiring suppliers are:

a) Environmental Licensing

- Federal Law 6,938/81 - National Environment Policy

- Complementary Law 140/11

- Decree no. 8,437/05

- CONAMA (National Council for the Environment) Resolution 01/86

- CONAMA Resolution 237/97

- CONAMA Resolution 357/05

- CONAMA Resolution 362/05

- CONAMA Resolution 369/06

- CONAMA Resolution 382/06

- CONAMA Resolution 430/11

- CONAMA Resolution 436/11

- CONAMA Resolution 491/18

- Federal Law 12,305/10 - National Policy on Solid Waste

- Decree 7,404/10 - Regulates the National Policy on Solid Waste

- Federal Law 12,651/12 - New Forest Code

- IBAMA (Brazilian Institute of Renewable Natural Resources) Normative Instructions 06/03 and 10/03.

- IBAMA Normative Instruction 05/2012

- IBAMA Normative Instructions 10/13 and 15/13

b) Agricultural and Related Defenses (Pest and Vector Control)

- Federal Law 7,802/89

- Federal Decree 4,074/02

- ANVISA Resolution 52/09

- Federal Law 12,305/10 - National Policy on Solid Waste

- Decree 7,404/10 - Regulates the National Policy on Solid Waste

c) Transportation of Hazardous Products

- Federal Decree 96,044/88

- ANTT (National Land Transportation Agency) Resolution 5,232/16

- ANTT Resolution 4,779/15

- ANTT Resolution 5,848/19

- IBAMA Normative Instruction 05/2012

d) Radioactive Material

- Federal Law 10,308/01

- Federal Law 4,118/62

- Decreto 51,726/63

- Lei 9,765/1998

- Decree 5,935/2003

- CNEN (National Commission for Nuclear Energy) Resolution 13/88 NE 5.01

- CNEN Resolution 11/99

- CNEN Resolution 170/14

- CNEN Resolution 208/16

- CNEN Resolution 251/19

e) Explosive Material

- Decree 10,030/2019

- COLOG Ordinance 42/18

- COLOG Ordinance 147/2019

f) Controlled Chemical Products

- Federal Law 10,357/01

- Federal Decree 4,262/02

- Ministry of Justice Ordinance 240/19

ii. Possible dependence on a few suppliers

The main inputs purchased by Vale in 2019 were: Liquid, solid and gaseous fuels, grinding bodies, conveyor belts, explosives, parts and components of mining and railroad equipment and tires. In addition, the main services rendered consisted of maritime freight, electricity, real estate services (rents), cargo transportation, maintenance and repair of facilities, maintenance and repair of equipment and earthworks.

In 2019, the main categories of equipment purchased by the supply area were wagons, systems, vehicles, railway equipment and lifting equipment. Vale’s largest groups of suppliers of this equipment are AMSTED-MAXION, EPIROC, CAVAN, THYSSENKRUPP, CATERPILLAR AND KOMATSU, accounting jointly for 6% of total purchases of supplies in the period.

The consumption of fuels is quite intense, especially in the operations and transportation of iron ore. The main supplier of this input is Petrobras Distribuidora S.A., which accounted for approximately 70% of the fuel purchased by Vale in 2019.

In the last few years, approximately 60% of the electric energy consumed by Vale came from self-production in Brazil and 55% globally, the remainder being consumed through the purchase of energy in the market, whose main suppliers were major players in the electric energy market in the regions where the operating units are located.

The top ten suppliers of inputs, equipment and services accounted for 26% of total supply purchases until December 31, 2019.

iii. Possible volatility in its prices

Vale has some contracts in which prices are linked to market indexes (parametric formulas) and therefore subject to these volatilities. Prices may also vary from historical prices depending on the supply versus demand condition present in the market at the time of competition. For additional information regarding the possible price volatility of Vale's products, see item 4.2 of this reference form.

7.4 - Customers responsible for more than 10% of total net revenue

In 2019, no customer was responsible for more than 10% of Vale’s net revenues.

7.5 - Relevant effects of state regulation on the activities of the Company

a. Need for governmental authorizations for the exercise of activities and history of relationship with the Government to obtain such authorizations

Vale is subject to a wide range of government regulations in all jurisdictions in which it operates around the world. The following is a summary of the types of regulations that cause the most significant impact on Vale's operations.

Mining rights and mining activity regulations

Mining and mineral processing are subject to extensive regulations. To perform these activities, Vale is obliged to obtain and maintain certain governmental and private licenses, which may include concessions, licenses, claims, leases, leases, or permits (all of which are referred to below as " Concessions "). The legal and regulatory regimes applicable to the mining sector and government concessions differ among jurisdictions, often in a significant way. In most jurisdictions, including in Brazil, mineral resources belong to the state and can only be extracted through a governmental concession. In other jurisdictions, such as Ontario, Canada, a substantial part of Vale's mining operations is carried out in accordance with Vale's mining rights (private licenses). Government agencies are generally tasked with providing mining concessions and monitoring compliance with mining laws and regulations.

The table below provides a summary of Vale's principal concessions and other similar rights to its continuing operations.

Location	Mining title	Approximate area covered (in hectares)	Expiry date
Brazil (1)	Mining concessions (including requests for new concessions)	597,877	Indefinite

Canada (2)	Mining concessions (terminology varies between provinces)	218,761	2020 - 2040

Indonesia (3)	Contract of Work	118,017	2025

New Caledonia (4)	Mining Concessions	21,077	2022-2051

Mozambique (5)	Mining Concessions	23,780	2032

(1)	It does not include 3,314 hectares of mining concessions held by Ferrous Resources do Brasil S/A, a company in the process of being merged into Vale.
(2)	The approval process for subscriptions sent on 2020 is underway. All the conditions necessary for the renewal have been fulfilled. This process usually takes several years, and Vale can continue to operate while the approval process is in progress.
(3)	The contract of work entered into between PTVI and the Indonesian government will expire in 2025. PTVI is entitled to two extensions of 10 years in the form of a commercial license, subject to government approval.
(4)	VNC requested renewal of some concessions scheduled to expire before 2019. Vale may continue to operate while the approval process is in progress.
(5)	The concession is entitled to 25-year extensions, subject to approval by the Government of Mozambique.

In addition to the concessions listed above, Vale has exploration licenses and exploration applications covering 3.50 million hectares in Brazil and 1.05 million hectares in other countries.

There are several proposals or changes recently adopted in mining legislation and regulations in the jurisdiction where Vale operates, which may significantly affect the Company.

In 2019, there were several events in the Brazilian legislative and regulatory framework in relation to the operation of dams, including, among others, the prohibition of the construction, maintenance or crest raising of dams by the upstream raising method throughout Brazil, and the obligation to take out insurance and/or provide financial guarantees to support recovery, compensatory damages, and other expenses related to possible accidents or the mining closure process.

Environmental regulations

The Company is also subject to environmental regulations that apply to the specific types of mining and processing activities it performs. In accordance with current legislation, the Company must obtain approvals, licenses, permits or authorizations from public authorities to build and operate activities that may have an impact on the environment. In most jurisdictions, to build new facilities, the Company must submit to the competent authorities environmental and social impact studies for approval, related to its activities, and often make investments in order to minimize the mapped environmental and social impacts. The Company must develop its activities in accordance with the terms of the approvals, licenses, permits or authorizations issued by the competent authorities.

The Company has been taking several measures to improve the efficiency in the conduct of the environmental licensing processes of its projects, including a stronger integration of its environmental and project development teams, the financing of researches on new and alternative technologies to reduce environmental and social impacts, the use and continuous improvement of a Good Practice Guide for the Environment and Environmental Licensing, the implementation of highly qualified specialized teams, the identification and mitigation of the main risks, and a closer interaction with environmental regulators.

The environmental regulations that govern the Company's operations are related, among other matters, to atmospheric emissions, including regulations on greenhouse gases and climate change; releases into water bodies and soil; waste management; protection and preservation of forests, coasts, caves, cultural heritage, watersheds, and other characteristics of the ecosystem; water use; and financial provisions and closure plans required for mining licenses, including de-characterization, decommissioning, and recovery and remediation of environmental liabilities. Currently, there is a trend towards tightening environmental legislation worldwide, which can lead to higher costs for meeting environmental requirements and standards. In particular, we expect more attention from several governments on issues associated with reducing greenhouse gas emissions as a result of climate change concerns, especially since the entry into force of the Paris Agreement at the end of 2016.

There are several examples of environmental regulations that may affect our operations. For example, in accordance with Brazilian legislation applicable to the protection of caves, Vale is required to carry out extensive technical studies, and comply with the compensatory measures established by the environmental regulatory agencies in Brazil, in order to develop their activities in certain locations. It is possible that, in some of its iron ore mining operations or projects, Vale may be required to limit or change its mining plans, incurring additional costs to preserve caves, or compensating for any impacts on them, with potential consequences for production volumes, costs or reserves in its iron ore business. In addition, a Brazilian regulation published in 2011 and revised in 2015, requires the Company to carry out specific studies to assess the impacts arising from its activities on indigenous lands, and to sponsor programs and measures to control and mitigate such impacts. There are also environmental regulatory obligations applicable to certain Vale operations that determine compliance with compensatory measures related to the suppression of native vegetation, the Atlantic Forest biome, flora species protected by law, and permanent preservation areas. In 2018, the federal government defined new rules for the allocation and application of funds from environmental compensation applicable to projects and activities capable of causing significant impacts to the environment.

Regulatory changes

Since the failure of Dam I of the Córrego do Feijão mine, several regulatory and compliance advances, mainly environmental, have taken place, both in the mining segment and in the general scenario of Brazilian legislation. There were seven resolutions, 17 decrees, three amendments to laws, including the implementation of Municipal Law No. 2,476, which declares January 25 as a public holiday within the municipality of Brumadinho. In addition, three normative resolutions and six ordinances were published.

Legislation on Environmental Infringements

Federal Decree No. 6,514/2008 regulated the Law on Environmental Crimes (Federal Law No. 9,605/98), providing for administrative infractions against the environment (such as those against the protection of the fauna and flora, relating to pollution, against urban planning and cultural heritage, Environmental Management, committed in conservation units, among others) and their corresponding sanctions.

The administrative sanctions established by Federal Decree No. 6,514/08 for noncompliance with environmental legislation, include, among others, warning, embargo of construction works, stoppage of the activities and a daily or single pecuniary penalty (which may range from R$ 50.00 to R$ 50,000.00).

Legislation on protected areas

Standards related to legally protected territories apply to Conservation Units, Permanent Preservation Areas, Restricted Use Areas, Legal Reserve, native vegetation, among other forms of protection. Conservation Units are classified into groups of Integral Protection and Sustainable Use, and some operations of the Company are inserted in Conservation Units of Sustainable Use, whether in public and/or private domain, where economic activities allied to sustainable practices are allowed, meeting the guidelines for use defined by the public sector, such as the National Forest of Carajás (State of Pará) and the Environmental Protection Area of the Metropolitan Region of Belo Horizonte (State of Minas Gerais), where Vale has been operating for decades.

Vale maintains under its responsibility the protection of Private Natural Heritage Reserves (RPPN)/Environmental Easement in Minas Gerais, and there are other proposals of the Company for the creation and maintenance of territorial spaces especially protected being evaluated by the environmental agency in charge.

Federal law 12,651/2012 and a set of complementary federal, state and municipal regulations rule the protection of native vegetation, as well as the Legal Reserve and Permanent Preservation Areas. The Rural Environmental Registry - CAR was created by this law, being mandatory for rural properties and requires electronic public registration, at a national level, for control, monitoring, environmental and economic planning, and to combat deforestation.

Vale has a partnership with ICMBio to support the management of the protected areas in the Atlantic Forest biome, such as the Sooretama Biological Reserve, which is contiguous to Vale’s Natural Reserve and forms the most important forest block intended for preservation in Espírito Santo. The partnership involves inspection, research, fighting illegal extraction of forest resources, and fire prevention and fighting, besides environmental education.

Waste management and contaminated areas

The solid waste management activities are regulated by the National Solid waste policy, established by the Federal Law no. 12.305/10, and its regulation (Federal Decree no. 7.404/2010). Said rules establish shared responsibility for the life cycle of the products of all parties involved in the waste management chain, as well as providing a series of instruments for the implementation and operationalization of the National Solid Waste Policy.

All Vale’s operating units are required to maintain waste management plans and submit to the competent environmental agency their annual waste inventory, considering the quantities generated and their destination, and also must to maintain documentation proving compliance with the obligations set forth in the National Solid Waste Policy, for possible future inspections.

Some types of solid waste have specific norms for their management due to their specificity, such as:

- Suppression timbers, which have their own generation and destination tracking and control system;

- Radioactive waste, regulated and managed specifically by CNEN;

- Waste of explosives, which are regulated and controlled by the Army;

- Some chemical residues controlled by the federal police;

- Waste of health service, which are regulated and controlled by the environmental authorities and ANVISA.

CONAMA Resolution 420/2009 set national guidelines for the management of contaminated areas. All areas suspected or evidence of contamination must be investigated and if the risk analysis demonstrates the need for intervention, it should be targeted for remediation until the risks are controlled. The areas identified as contaminated must be reported to the competent environmental agencies, which will monitor and inspect the remediation actions. Failure to comply with the requirements set forth by the legislation and the control measures defined by the competent environmental agencies may lead to administrative and criminal sanctions, in addition to civil damages.

The owner of a contaminated property is obliged to repair any environmental damages caused in the area, regardless of whom has given rise to the contamination, which can lead to significant expenses (the explorer and/or the owner of the property may have to bear such obligation). It also should be noted that liability for environmental damage is not subject to limitation, that is, it does not expire in the course of time.

Caves

The underground natural caves are considered assets of the Federal Government by the Constitution of 1988 and are comprised by the national speleological heritage. The intervention in underground natural caves is regulated by Federal Decree No. 99,556/1990 and amended by Federal Decree No. 6,640/2008, which deals with the form of intervention in these areas, according to the degree of relevance of the caves and their respective areas of influence. The interference in caves imposes the need to carry out specific technical studies, of which methodology for classification of the cave’s degree of relevance is defined by Normative Instruction of the Ministry of the Environment (MMA) No. 02/2017, and is the subject of constant technical discussions with the involved bodies. The occurrence of natural underground caves can be decisive in the planning and implementation of new mining projects, limiting or modifying the exploration plans, as well as generating additional costs related to the preservation of caves or compensatory measures due to impacts caused to them. It is possible that, in some of its iron ore mining operations or projects, Vale may be required to limit or modify its mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in its iron ore business.

Archaeological sites and areas of historical and cultural interest

The Federal Constitution establishes, in its article 216, that the Government, with the collaboration of civil society, is responsible for the protection of cultural heritage. In areas with potential occurrence of archaeological sites and areas of historical and cultural interest, the Company must obtain the authorization of the Institute of National Historical and Artistic Heritage (IPHAN) and/or similar bodies at the state and municipal levels, both in the planning and implementation phases of the projects. Unauthorized intervention in cultural, historical and archaeological areas is considered an administrative infraction subject to the application of penalties.

The actions adopted by Vale, pertinent to the dissemination and safeguarding of Cultural Heritage, take place in all phases of the project and not only in the planning phase. On the date of this Reference Form, Vale preserves within its properties more than 20 historical archaeological sites, and most of them related to the Gold Cycle in Minas Gerais, in addition to several prehistoric archaeological sites, several of these sites being listed as historic places and coexisting with the Company's operations. Also present in Vale’s operations are Buildings of historical interest or effectively listed as historic places, such as the building of the Belo Horizonte Central Railway Station, the Ouro Preto and Mariana Railway Stations and the building of the Memorial Minas Gerais Vale, in Praça da Liberdade, Belo Horizonte.

Vale is responsible for the protection, maintenance and guarantee of enjoyment by the communities, of all this Cultural Heritage, providing a service of great relevance to Brazil.

Water Resources

In mining, water is a fundamental input and present in all phases of the project, from conceptual design to post-closure. It can also become a risk factor when there is excess or shortage, both in operations and mining infrastructure, such as dams - causing floods and effluent generation, in the former case, and generating conflicts, in the latter.

In 2018, Vale launched the Water Goal - aligned with the United Nations SDGs: reduction by 10% in the specific use of water (base year 2017), new water collected and used in the processes per produced ton by 2030, which means less new water for its production.

Since its launch, Vale has reinforced initiatives oriented to governance and the execution of actions in its operational units. Highlight for the accumulated reduction of 8.4% in the specific use of water, considering the closing of year 2019; review of the Global Water and Effluent Management Standard, according to International Council on Mining and Metals (ICMM) guidelines; creation of Water Resources and Effluents committees in the operational units; the acquisition of additional water variable monitoring instruments (approximately additional 620 since 2018).

Vale understands that complying with legal obligations is the minimum to be done, and seeks to go beyond considering the management unit, the watershed, and respective stakeholders.

Carbon Emissions and Climate Change

The physical effects of climate change can affect the Company’s operations, through damage to equipment and assets, interruption in the provision of services etc., with the potential to generate impact on the production schedule and operational costs.

The possible adoption of a governmental policy for carbon pricing, either by imposing a rate (or tax) on greenhouse gas emissions, or by creating a carbon market, consequently imposing a limit for the Company’s emissions, may require additional investments to reduce emissions. In particular, regulatory measures aimed at taxing carbon emissions in international shipping may raise ocean freight costs for the Company. At the limit, depending on technical and economic feasibility, carbon pricing can influence changes in the Company's energy matrix and in the technology of existing and future processes.

The Company has the Global Policy on Mitigation and Adaptation to Climate Change that defines the corporate guidelines for addressing the issue in the company and in the controlled group,

comprising commitments to manage and reduce the company's GHG emissions. The policy is being updated, and it was considered comments submitted during a public consultation held on Vale's website.

In 2012, Vale set a goal of reducing direct emissions by 5% by 2020. This goal was achieved in 2017. In 2019, the Company published a set of goals related to sustainability, with new, more ambitious commitments on climate change, including the commitment to reduce absolute greenhouse gas emissions (scopes 1 and 2), in line with the Paris Agreement3 by 2030, and become carbon neutral (scopes 1 and 2) by 2050. Annually, Vale publishes the CDP report, aiming at providing transparency to the main material risks and opportunities for the company.

In line with the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD)4, of which it has been part since 2017, Vale carried out a preliminary scenario analysis of its business resilience in the three climate change scenarios, considering the scenarios of the International Energy Agency (IEA).

The estimation of future emissions, as well as the direct and indirect financial impacts of carbon prices, allows greater flexibility in the way in the approach of the theme and in the planning of more economical mitigation strategies, according to the planning of short- and long-term of the company.

As part of the GHG emission neutralization strategy, Vale has estimated the financial implications of carbon pricing mechanisms and is working on assessing physical risks to operations.

Vale annually discloses information on greenhouse gas emissions and publishes relevant information on the management of the issue in the Sustainability Report, on its dedicated site - ESG Portal - since 2019, and in the CDP.

Indigenous Peoples

In the year 2015, the Interministerial Ordinance MMA/MJ/MinC/MS No. 60 was promulgated, providing for the performance of the National Indian Foundation - and Palmares Cultural Foundation in the environmental licensing processes at the federal level, determining that the project owner should carry out specific studies for assessment of impacts caused by operations and projects near indigenous lands and quilombola territories, as well as propose measures of control and mitigation resulting from such impacts.

Also according to Interministerial Ordinance 60/2015, the participation of the National Indian Foundation (FUNAI) in the environmental licensing of projects will occur whenever such projects are located in recognized traditional territories, or present elements that may cause direct socio-environmental impacts to indigenous lands, (e.g., mining or railways located up to 10 kilometers away from the recognized traditional territories).

Vale conducts prior, free and informed consultation/consent processes with the Awa, Guajajara, Kaapor, Hawkeye and Kayapo peoples, and with the lindeira quilombola communities due to the licensing processes of the Carajás - EFC railway. Vale is in the process of implementing the Basic Environmental Plan with the Awa, Guajajara, Kaapor, Kayapo, Tupiniquim and Guarani peoples, Quilombolas of the EFC, and of the Program of Support to the traditional communities of the EFC.

Environmental Liability

Environmental liability can occur in three diverse and independent levels: (i) civil; (ii) administrative and (iii) criminal.

•	Civil Liability: The project owner, regardless of the existence of guilt, must indemnify or repair the damages caused to the environment and to third parties affected by their activities. Environmental legislation also stipulates the joint character of the polluters’ liability (article 3, item IV, Federal Law No. 6,938/81), which implies the possibility of holding accountable all those who, directly or indirectly, give rise to damage to the environment.

3 Aligned with the Science Based Target Initiative (SBTI) methodology. Preliminary assessment, together with SBTI, indicates that the absolute emission reduction target should be 33% by 2030, with the base year of 2017. Small adjustments to this percentage may occur during the ongoing goal submission and validation process.

4 Task force for disclosure of climate related financial information.

•	Administrative Liability: Administrative liability derives from an action or omission that violates the legal rules of use, enjoyment, promotion, protection and recovery of the environment, as defined in the legislation (article 2 of Federal Decree No. 6,514/08). Sanctions against an administrative infraction may include warning, fine, product destruction, suspension of product sale and manufacture, embargo of construction works or activity, demolition of construction works, among other restrictions on rights.

•	Criminal Liability: With criminal implications, Federal Law No. 9,605/98 (Environmental Crimes Law) subjects to its effects any individual or legal entity that in any way contributes to the commission of actions deemed harmful to the environment and classified as environmental crimes. In this respect, it should be noted that environmental liability in the criminal sphere is subjective in nature, that is, it requires the demonstration of culpability (intent or fault) of the agent. The Law also provides for the possibility of disregarding the corporate entity whenever this is an obstacle to reimbursement losses caused to the quality of the environment. The penalties applicable to legal entities may be (i) penalty; (ii) partial or total suspension of the activity; (iii) temporary interdiction of establishment, construction work or activity; and, (iv) prohibition of contracting with the Public Authorities, as well as obtaining subsidies, grants or donations.

Other Considerations on Environmental Legislation

Environmental legislation is becoming more stringent around the world, which can lead to higher costs for compliance with environmental laws. In particular, the Company expects more attention from several Governments on issues associated with the reduction of greenhouse gas emissions as a result of concerns about climate change, especially after the entry into force of the Paris Agreement at the end of 2016. There are several examples of environmental regulation and compliance initiatives that may affect the Company's operations:

•	Canada In Canada, tougher regulations on water effluents are being proposed by the government, and a cap on greenhouse gas emissions and trade regulation are being enacted in Ontario and proposed in Manitoba and Newfoundland and Labrador, which could affect Company. In Canada, Vale is making significant investments to ensure compliance with regulations for atmospheric emissions, which include, among other things, sulfur dioxide, greenhouse gas emissions, particulates, and metals.

•	Indonesia Under the Indonesian Government Regulation of 2014 on waste B3, PTVI slag is classified as hazardous waste, and PTVI submitted a formal request to the regulatory body for approval.

•	China An amendment to the environmental protection law was approved in April 2014, imposing tougher obligations on prevention and control of pollution to companies and providing for more severe penalties. This modification could adversely affect coal exports from Mozambique's Vale to China.

•	New Caledonia A law passed in the Southern New Caledonia Province in February 2014 has imposed stricter limits on emissions of nitrogen oxide, sulfur oxide and particulates from large power plants, which will affect the power plant that supplies electricity to the VNC. This is expected to result in an increase in the price of energy paid by VNC.

Regulation Applicable to Dams

In May 2017, the DNPM (predecessor of ANM) created new obligations for companies operating the mining dams in Brazil, mainly:

•	Audit Companies operating mining dams must conduct two annual stability audits for each dam and prepare a stability condition report and the corresponding Stability Condition Statement (DCE). One of these audits must be conducted by external auditors.

•	Periodic Safety Review of Dam - RPSB (“RSPB”): The report must include a detailed analysis of the entire documentation of the dam, including designs and procedures, structural stability analysis, and impacts on neighboring communities, including studies on risks and impact of failures. RPSB reports should be renewed every 3, 5 and 7 years for high, medium and low APD, respectively, and whenever any structural modifications are made.

•	Emergency Action Plan Training for Mining Dams: Companies that operate high risk mining dams must conduct two annual training sessions of the emergency action plan for their employees.

In February 2019, the ANM issued a resolution on dam safety, requiring companies that have upstream dams to submit a technical de-characterization project, and fully de-characterize these structures in the coming years. In addition, a wide range of measures have been imposed to ensure the stability and safety of mining dams and their monitoring and warning systems. In addition, the resolution establishes a minimum safety factor and the obligation for a Dam Stability Condition Statement to be signed by an individual at a higher level in the company's hierarchy, in conjunction with the technical individual responsible for its preparation. This resolution was updated in August 2019 and further adjustments are expected for 2020.

In February 2019, a new statute approved by the State of Minas Gerais prohibits the increase, change or construction of any dam upstream. The statute also forbids the increase, modification or construction of any dam if communities are established within its Self-Rescue Zone, an area that encompasses the portion of the valley downstream the dam where evacuation and intervention of the competent authorities in situations is not possible. Usually, this imposes certain restrictions on the use of any other type of tailings dams and significant restrictions on the Company’s ability to increase any existing dam.

For further information, see item 7.9 of this Reference Form.

Royalties and other impacts on mining activities

In many jurisdictions, Vale is required to pay royalties or taxes on its revenues or profits from extractions and sales of the minerals. These payments constitute an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions in which Vale has major operations:

•	Brazil. Vale is required to pay a royalty known as Financial Compensation for the Exploitation of Mineral Resources (“CFEM”) on sales revenues, net of taxes, of mineral products extracted by Vale, deducting the costs of insurance and transportation. The calculation of the CFEM is done as follows: (i) for sales in the domestic market, the basis of calculation of CFEM is the revenue of sales, net of contributions and taxes on the sale; (ii) for exports, the basis for calculating CFEM is the value equivalent to the transfer price in federal income tax legislation; and (iii) for the internal consumption of minerals of a company, the basis for calculating CFEM is the equivalent of the current price of the ore in the domestic market, in international markets or a reference value, to be determined by the ANM. The current CFEM rates are: 3.5% for iron ore, 2% for copper, nickel, and other materials, 3% for bauxite and manganese ore; and 1.5% for gold.

Brazilian states. Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, charge a tax on mineral production (Mineral Resource Inspection Rate - TFRM), at rates ranging from R$ 0.50 to R$ 3.575 per metric ton of minerals produced or transferred from the state.

•	Canada The Canadian provinces where Vale operates charge a profit tax on mining operations. Profit from mining operations is generally determined by reference to the gross revenue from sales of the mine products and deducting some costs, such as mining and processing and investment in processing assets. The tax rates of mining provided by law are 10% in Ontario, with graduated rates of up to 17% in Manitoba and a 16% combined mining and royalty tax rate in Newfoundland and Labrador. The mining tax paid is deductible for company income tax purposes.

•	Mozambique. The mining contract signed in June 2007 with the Mozambican government requires payment of a royalty known as the Mining Production Tax (IPM) on sales of extracted coal, net of insurance and transportation costs incurred before sales. Currently, the royalty rate on coal mining activity in Mozambique is 3%.

•	Indonesia. Vale's subsidiary, PTVI pays 2% mining rights over its nickel mate revenues, when LME nickel prices are below US $21,000 per metric ton, and 3% on their nickel matte revenues when LME nickel prices are equal to or greater than US $21,000 per metric ton.

•	New Caledonia. The New Caledonia mining code requires Vale to pay royalties linked to the ownership of mining concessions. The basis for calculations is (i) 800 Pacific Francs per hectare when the area owned is less than 15,000 hectares and (ii) 1,000 Pacific francs per hectare when the area owned is greater than 15,000 hectares.

Regulation of other activities

In addition to the regulation of mining and environment, Vale is subject to comprehensive regulatory regimes for some of its other activities, such as rail transportation, port operations and electricity generation. It is also subject to the more general legislation on workers ' health and safety, security and support for communities close to mines and other issues. The descriptions below refer to some of the other regulatory regimes applicable to your operations:

•	Regulation of the Brazilian railways. Vale’s Brazilian rail business operates according to concession agreements with the Federal Government, and its railway concessions are subject to the regulation and supervision of the Ministry of Infrastructure and the National Land Transportation Agency (ANTT). The EFC and EFVM concessions expire in 2027 and both can be renewed for 30 years at the discretion of the federal government. VLI was also awarded a sub-concession contract for commercial operation of a 720 km segment of the FNS Railway in Brazil, which expires in 2037. The FCA and MRS concessions expire in 2026 and both can be renewed for 30 years, at the discretion of the federal government. Railroad transportation prices can be negotiated directly with users of such services, subject to a price limit established in the concession contracts and approved annually by ANTT for each of the concessionaires and for the different products transported. ANTT regulations also require that concessionaires grant rights to use the railway to other railway operators, in order to make investments in the railway network and meet certain productivity and safety requirements, among other obligations. In 2016, Vale and other railroad concessionaires in Brazil began discussions with ANTT about the possibility of early renewal of railroad concession agreements, which are in progress. The approval would require a formal analysis of the economic and technical conditions by the federal government, the Federal Court of Auditors (TCU), and the approval of the Board of Directors of Vale. As part of the process, in 2019, both ANTT and the Brazilian Ministry of Infrastructure (MINFRA) completed their technical analyses on EFC and EFVM, and submitted to the Federal Court of Auditors (TCU) the recommendation that both concession contracts should be extended until 2057. TCU asked ANTT, MINFRA and the Company to complement and clarify the technical analyses related to the railways. If an early renewal of the concessions is agreed, Vale may have to agree on additional performance indicators, new investment obligations, and new service standards.

•	Regulation of Brazilian ports. Port operations in Brazil are subject to regulation and supervision by the National Agency for Transport Aquaviaries (ANTAQ), the federal agency responsible for maritime transport services, and the Ministry of Infrastructure, through the National Secretariat of Ports and Waterway Transport (SNP), the purpose of which is to formulate policies and guidelines. The contracts for Vale to operate its private terminals are valid until 2039, and can be renewed for equal periods, with the exception of the contract with CPBS, which will expire in 2026 and may be renewed for another period at the discretion of the Ministry of Infrastructure and the federal regulatory agency.

•	Regulation of chemical products. Some of Vale's products are subject to regulations applicable to the marketing, distribution and use of chemical substances present in its composition. For example, the European Commission has adopted the European Chemicals Policy, known as REACH - Registration, Evaluation and Authorization of Chemicals (“REACH”). According to REACH, European manufacturers and importers are required to register substances before they enter the European market and in some cases may be subject to an authorization procedure. A company that does not comply with the REACH regulation may receive fines and penalties. Vale complies with the requirements of REACH regulations. In addition, South Korea is currently implementing a regulation similar to REACH, and the company provides for further expansion of regulations such as REACH in other Asian countries.

•	Regulation of international shipping. Vale is subject to the health, safety and environmental regulations issued by the International Maritime Organization ("IMO"). The IMO rules apply not only to international shipment categories, but also to the types of cargo transported, including special rules for iron ore, coal, nickel and copper. IMO is currently debating new measures to improve the energy efficiency of international maritime transport, and curb general greenhouse gas emissions. In April 2018, the reduction targets were defined as part of the initial IMO strategy to reduce emissions from the sector. These targets include a 50% reduction in greenhouse gas emissions by 2050, based on the levels of 2008. The organization will reach a final strategy, including the measures to be adopted, up to 2023. These measures can increase the freight cost of the Company in the future.

In 2016, IMO also approved a regulation establishing limits for the emission of sulphur oxides, which entered into force in 2020. This regulation can increase the cost of freight due to the need to use low-sulphur bunker, or to install additional pollutant control equipment (that is, washers) to limit atmospheric emissions. In addition, the International Convention for the Control and management of ballast water and sediments of ships entered into force in September 2017 for new ships (those with pounds beaten after that date). For existing ships, the convention will enter into force in stages to begin in September 2019, and after that date, each vessel will have a specific deadline to adjust, and the global fleet must be in full compliance by September 2024. Under This Convention, all ships complying during their international voyages are required to manage their ballast water and sediment in accordance with defined requirements, which may also result in increases in freight costs and port operating costs.

b. Company's environmental policy and costs incurred to comply with environmental regulation and, if applicable, other environmental practices, including adherence to international environmental protection standards

In order to materialize the sustainability in its projects, Vale develops and implements policies, guidelines and principles associated with its activities, products and services that are periodically evaluated and revised, whenever necessary. Vale has a global Sustainability Policy related to environmental aspects and social performance aligned with ISO standards, the Global Climate Change Policy and the Human Rights Policy.

These commitments, together with specific programs and plans developed for each Vale operation, provide the necessary guidance to achieve its sustainability objectives, seeking continuous improvement with repercussion on its short, medium and long term business decisions.

The Integrated Health and Safety, Environment and Community Management System, SGI Vale, aims to identify, analyze and control socio-environmental aspects/impacts, as well as hazards and risks for workers, the environment and communities using actions of Control and mitigation, compleming as compensation and recovery measures, where necessary. Monitoring programs, with key indicators, attest to the effectiveness of the implemented controls and allow the identification of corrective / preventive actions, whenever necessary.

The SGI is based on the Sustainability Policy and has its management elements, in line with the ISO 14001 and OHSAS 18001 standards defined in the Sustainability Standard (NFN 009) and its Management Manual containing 12 requirements. Periodic audits are carried out together with the Vale operations in order to attest to the effectiveness of the SGI, and the possible nonconformities identified are handled and managed through the ERP system using a specific module.

For base metals, operations with ISO 14001 certification are: Indonesia, China, Wales, Japan, Salobo, Sossego and Onça Puma; and those with OHSAS 18001 certification are: Salobo, Sossego, Onça Puma, Wales and China. Currently, the certification of the other operations that were part of the ISO14001 multisite scope, especially the ferrous metal operations, is suspended due to the failure of Dam I of the Córrego do Feijão mine. However, the company is gradually resuming such certifications, and some of the main ferrous business sites are already ISO 14001 certified: Iron and Manganese Mine in Carajás; Railway, Port and Pelletizing of Tubarão, and Itabira Iron Mines, in addition to the already certified Oman Politization website. Plans for 2020 to increase this list are part of the company's commitments.

In the last 3 years, approximately US$ 1.5 million have been invested in environmental management actions, such actions being aimed at complying with regulation or other environmental practices.

For Vale the main types of atmospheric emissions are particulate matter (PM), sulfur oxides (SOx) and nitrogen oxides (NOx). The management of the Company’s atmospheric emissions is initiated by the inventory of sources, which can be fixed or movable, punctual or diffuse, followed by the adoption of control systems and emission monitoring plans. We also maintain air quality monitoring stations in the vicinity of operating units. The Company seek continuous improvement of the operational processes and adoption of new technologies, focusing on the reduction of fixed source emissions and improvement of air quality indicators.

The most significant atmospheric emissions are particulate matter from diffuse sources (fugitive emissions), such as vehicle traffic on unpaved roads, exposed areas subjected to wind-drag, ore handling and bulk materials and Rail. The particulate from these diffuse sources is monitored in defined points together with the environmental bodies and those that aim at representing the area of the operating unit, and surrounding communities.

Vale acts strongly to reduce these diffuse emissions, adopting control measures such as the improvement of sprinkler systems, use of dust suppressor products, enclosed conveyor belts and transfer houses, windfences5, slope revegetation and improvement in management processes.

Emissions from fixed sources enable more consistent monitoring, since these installations have chimneys and allow to implement specific control actions, such as electrostatic filters and

5 Wind barriers that surround product storage yards and reduce the sweeping of dust.

precipitators integrated by Online systems, which aim to ensure the control of Vale's legal requirements and performance standards.

Another relevant aspect of the integrated management system is the theme of water resources, essential input for operations. The optimization of its use and the control and treatment of the effluent generated are present in the routine of the managers through the implementation of monitoring plans, analysis of indicators, setting goals and also in the pursuit of development of New technologies.

Vale's environmental performance also involves the recovery of degraded areas ("RAD"), a set of interventions whose purpose is to restore the altered sites to a condition of physical, chemical, biological and socioeconomic stability. It applies both to areas that have been affected by the typical activities of the company (opening of access routes, mine operation, industrial and administrative installations, etc.), and in places where environmental conditions have been altered by other Economic activities (agriculture, livestock, etc.) as a form of environmental compensation (areas acquired for this purpose; Conservation units) and/or environmental regularization of the properties occupied by the company (legal reserves, permanent preservation areas). The recovery can be performed in different environmental compartments (water, soil, vegetation cover), in an individualized or integrated way, in accordance with the specific characteristics of the sites to be recovered and with the intended future uses. Therefore, RAD may involve procedures of a manual, mechanized or combined nature, with varying degrees of intensity, lead times and costs.

Aligned with the RAD practices and for the purpose of promoting the reintegration of the mined territories to the physical, biotic and socioeconomic environments, Vale has an integrated and strategic plan for the closure of all its mines. To guide its actions, Vale has internal procedures and corporate guidelines for mine closure. Such procedures include the composition of the provision for decommissioning assets, which are aligned with the guidelines of the Securities and Exchange Commission of Brazil - CVM and of the Securities and Exchange Commission - SEC (IAS 37 and Sarbanes-Oxley Act). The definition of the future use of each unit is established in the Mine Closure Plan, considering environmental, social and economic aspects, according to specific operational procedures. All of Vale’s operations have a current Mine Closure Plan.

Vale operates in several regions, including areas of high cultural value and high relevance to biodiversity. In all its projects and operations Vale develops actions to (i) avoid, mitigate, monitor and compensate for the negative impacts, and (ii) potentialize the positive impacts in the locations where it operates. In addition, it develops and supports actions that encourage research and conservation of biodiversity and the sustainable use of natural resources. Among these, Vale maintains its own protected natural areas and, in partnership with government agencies, supports the maintenance of several conservation units contributing to the conservation of threatened species and biomes, as well as promoting engagement with communities, scientific insights and other relevant players.

In order to build a positive relationship, Vale establishes voluntary agreements with indigenous peoples and traditional communities who are in their areas of influence, focusing on ethnic identity development, territorial protection, cultural and institutional strengthening, among others, in order to contribute to the improvement of quality of life and the self-sufficiency of these peoples. In addition to voluntary agreements, when the company’s licensing processes identify risks and/or direct or indirect impacts on recognized traditional territories, the Environmental Basic Programs are also implemented to mitigate these risks/impacts.

Vale's Sustainability Policy and Human Rights Policy stipulate guiding principles for the relationship with indigenous peoples and traditional communities, according to international standards. To implement its actions, the company counts on a multidisciplinary team and indigenist. In addition, it works with reference national and international entities such as the National Indian Foundation (Funai), the Special Secretariat for Indigenous Health (SESAI) and the Palmares Cultural Foundation (with a focus on quilombolas populations), in Brazil, and with the International Council on Mining and Metals (ICMM) putting into practice its positioning on mining and indigenous peoples. Currently, Vale has a global relationship with 38 indigenous peoples, with 14 in Brazil and 18 in other countries - 1 in Peru, 1 in Chile, 14 in Canada (9 Manitoba/ 5 Ontario / 2 Voiseys Bay), 1 in Indonesia, 1 in New Caledonia; and 48 traditional communities, with 45 in Brazil – mostly quilombolas and coconut-breakers, and 3 abroad (Oman, Malaysia, and Peru).

For more details on the above information, please refer to the company's sustainability report, available for consultation on the website indicated in item 7.8 of this reference form.

c. dependence on patents, trademarks, licenses, concessions, franchises, royalty contracts relevant to the development of activities.

Vale operates mines, railways, ports, marine terminals and hydroelectric plants, generally through concessions granted by federal and state governments in several countries. Therefore, Vale depends on the concession of operating licenses of such assets for the development of its Vale activities. For more information on Vale's licenses and concessions, see item 9.1 b of this reference form.

Moreover, Vale's portfolio of intangible assets, as a whole, generates added value for the operational units in different respects, whether by its commercial bias, which involves the transfer of technology, open innovation and economic exploitation, either as Unique tool of competitiveness, because it creates technological barriers to competitors, freedom of operation, or even as an instrument of productivity increment and/or reduction of personal and environmental risks, as patents related to technologies Health and safety of employees in strategic areas. Among the intangible assets, Vale considers its records for the brand "VALE" one of the most relevant for Vale's activities, which, together with the other assets, bring the right and indirect technical and financial benefits to Vale's activities in Various production fronts.

7.6 - Relevant revenues from abroad

The following are the Company's significant revenues from abroad in the last three fiscal years:

	Fiscal year ending on December 31
R$ million	2017	%	2018	%	2019	%
North America	7,399	6.82	7.346	5.46	8,097	5.45
USA	4,183	3.85	4,937	3.67	5,271	3.55
Canada	3,216	2.96	2.409	1.79	2,826	1.90
South America	13,210	12.17	14,849	11.04	15,718	10.57
Brazil	11,091	10.22	11,860	8.82	13,196	8.87
Other	2,119	1.95	2,989	2.22	2,522	1.70
Asia	64,129	59.09	79.825	59.36	95,786	64.44
China	44,847	41.32	56,283	41.85	72,405	48.71
Japan	7,836	7.22	10,066	7.48	10,272	6.91
South Korea	4,482	4.13	4,772	3.55	5,070	3.41
Taiwan	2,231	2.06	1,882	1.40	3,763	2.53
Other	4,733	4.36	6,822	5.07	4,276	2.88
Europe	17,570	16.19	22,374	16.64	20,492	13.79
Germany	4,414	4.07	6,058	4.50	6,653	4.48
France	1,761	1.62	2.412	1.79	2,038	1.37
United Kingdom	1,106	1.02	1,147	0.85	0.660	0.44
Italy	1,673	1.54	2,029	1.51	1,408	0.95
Other	8,616	7.94	10,728	7.98	9,733	6.55
Other countries	6,224	5.73	10,089	7.50	8,547	5.75
Net Revenue	108,532	100.00	134,483	100.00	148,640	100.00

7.7 - Effects of foreign regulation on activities

For information on the effects of foreign regulation on Vale’s activities, see item 7.5 of this Reference Form.

7.8 - Socio-environmental policies:

(a)	if the issuer discloses social and environmental information:

1. Do you publish a sustainability report or similar document?

The Company publishes a Sustainability Report, aligned with the Global Compact Principles and the Sustainable Development Goals (SDG). Vale follows the Guiding Principles for Business and Human Rights of the United Nations. Vale is also committed to reducing greenhouse gas emissions.

In the edition of the 2019 Sustainability Report, released in April 2020, Vale details efforts to repair Brumadinho, a work that contributed to advancing the company's cultural transformation process, with significant changes in our governance, specifically in the vision of risk management. The report presents the path we are taking towards the company's sustainability, recognizing the difficulties and improvements. As evidence of our commitment to developing an open and transparent dialogue with stakeholders, the report provides, for the first time, an external assessment. We have also added to the report the letter prepared by economist and ecologist Sérgio Besserman, professor at the Department of Economics at PUC-RJ, in addition to a contribution from the representative of the Extraordinary Advisory Committee for Support and Reparation, Leonardo Pereira, member of the Independent Advisory Committee for Supervision of the World Health Organization (WHO-IEOAC).

The 2019 Sustainability Report was prepared in accordance with the GRI Standards: comprehensive option and with the Mining and Metals Sector Supplement. The information presented also includes the guidelines and commitments related to the International Council on Mining and Metals (ICMM). The information comprises the period between January 1 and December 31, 2019.

2. Do you have a socio-environmental responsibility policy?

Vale's governance model was developed with the objective of making the principles of role clarity, transparency and stability that govern the company's actions concrete. The Sustainability, Anti-Corruption, Human Rights, Mitigation and Adaptation to Climate Change policies and the Code of Conduct, among others, are instruments that align us with market practices and public and private sector regulations and legislation.

The Sustainability Policy is undergoing a review and was under public consultation on Vale's website until May 10th. Once completed, the policy review will be available at: http://www.vale.com/esg/pt/Paginas/PoliticasDocumentosCorporativos.aspx

(b)	the methodology followed in preparing this information:

The methodology used to prepare the Sustainability Report is the Global Reporting Initiative ("GRI"). The GRI guidelines are an international benchmark for all stakeholders in the disclosure of information on the way organizations are managed, their environmental, social and economic performance and impacts in these areas. GRI offers principles, content and an implementation manual so that different organizations, regardless of their size, sector or location, can produce sustainability reports. The Vale 2019 Sustainability Report was prepared as a Standard GRI disclosure, Comprehensive option.

(c)	has this information been audited or reviewed by an independent entity:

The Sustainability Report is audited annually by an independent audit firm. The 2019 Sustainability Report was audited by SGS ICS Certificadora Ltda. (SGS).

(d)	the page on the World Wide Web where you can find this information:

The Company's Sustainability Report is available for reference at: http://www.vale.com/esg/pt/Paginas/RelatoriosSustentabilidade.aspx

The Sustainability Policy, the Human Rights Policy, and the Policy on Mitigation and Adaptation to Climate Change of the Company are available at: http://www.vale.com/esg/pt/Paginas/PoliticasDocumentosCorporativos.aspx

7.9 - Other relevant information

Presentation of Information Referring to Reserves

The estimates of Proven and Probable Mineral Reserves in our mines and projects, and mine useful life estimates included in this annual report have been prepared by our experienced team of geologists and engineers, in accordance with the technical definitions determined by the Securities and Exchange Commission (SEC) of the United States. Pursuant to Guide 7 of the SEC:

•	Mineral Reserves are part of a deposit that can be legally and economically extracted, or become productive when the reserve is determined.
•	Proven Reserves (measured) are reserves for which (i) the quantity is computed from the dimensions revealed by outcrops, trenches, wells and drill holes; content and/or quantity are computed from detailed sampling results; and (ii) the inspection, sampling and measurement points are so closely spaced and the geological nature is so well defined that the size, shape, depth and ore content of the reserves have been well established.
•	Probable Reserves (indicated) are reserves for which the quantity and content and/or quality are computed from information similar to that used for proven reserves (measured); however, the inspection, sampling and measurement points are further apart or the spacing is not suitable. Although the degree of certainty is lower than that of proven reserves (measured), it is high enough to assume continuity between the observation points.

We periodically review our Mineral Reserve estimates, when we have new geological data, economic assumptions, or mining plans. During 2019, we performed an analysis of our reserve estimates for certain projects and operations, which are presented in this report. The reserve estimates for each operation assume that we have, or that we expect to obtain, all the rights and licenses necessary to mine, extract and process mineral reserves at each mine. In some of our operations, the expected depletion date includes the resumption of inventories. In cases where we have less than 100% of the transaction, the reserve estimates have not been adjusted to reflect our proportional ownership interest. Some numbers in tables, discussions and notes have been rounded. For a description of the risks related to reserves and reserve estimates, see Overview - Risk factors.

As part of Vale's internal governance process, we have a Global Committee of Mineral Resources and Mineral Reserves, coordinated by our Exploration and Mineral Projects department, composed of representatives from all business units (Ferrous, Coal and Base Metals) and the Sustainability, Investor Relations and Capital Projects departments. The purpose of these committees is to guarantee transparency, consistency, professional competence, and reliability of all information prepared for internal purposes and public reports. It is also responsible for supervising the governance of our mineral reserve estimates and reports, which include external audits, when applicable.

We continue to report our reserves in accordance with SEC Guide 7 and expect to begin to comply with the new SEC rules governing mining property disclosures, including the report of reserves and resources in our annual report on Form 20-F for the fiscal year ended December 31, 2021. The SEC's new rules align the SEC's disclosure requirements with global regulatory practices and standards, as incorporated into the standards developed by CRIRSCO (International Reporting Standard Committee of the Mineral Reserve Committee). We have already estimated our reserves in accordance with CRIRSCO standards. However, our reserve estimates may require revisions when reported under the new SEC rules, which are similar, but more prescriptive in some points when compared to CRIRSCO.

Our reserve estimates are based on certain assumptions about prices. We have determined that our recognized reserves could be economically produced if the prices of the products identified in the table below were equal to the three-year historical price average through December 31, 2019. To that end, we have used the three-year historical price average, as shown in the table below.

Commodity	Historical three-year price average	Pricing source

Iron ore:
Vale(1)	78.1 per dry metric ton	Average Platts IODEX (62% Fe CFR China)
Coal: (2)
Metallurgical - Moatize	178.6 per metric ton	Platts PHCC (PLV)
Thermal - Moatize	71.5 per metric ton	Richards Bay FOB
Base metals:
Nickel (3)	12,473 per metric ton	LME Ni
Copper	6,231 per metric ton	LME Cu
Nickel and copper byproducts:
Platinum	897 per ounce	Average price
Palladium	1,147 per ounce	Average price
Gold	1,306 per ounce	Average price
Cobalt (3)	57,868 per metric ton	99.3% of low cobalt metal (source: Metal Bulletin)
Manganese ore (4):
Manganese	6.3 per dry metric ton unit	CRU Average (Manganese 44%, Regime CFR China)

(1)	The economic assessment of our iron ore reserves is based on average Fe 62% iron ore prices, as adjusted to reflect the effects of freight, humidity and quality premium for our iron ore.
(2)	Natural base (8% humidity).
(3)	Premiums (or discounts) are applied to spot nickel and cobalt prices in certain operations to obtain realized prices. These premiums (or discounts) are based on the form of products, long-term contracts, conditioning, and market conditions.
(4)	The economic assessment of our manganese ore reserves is based on average CRU prices, as adjusted to reflect the effects of freight, humidity and quality premium for our manganese ore under the CFR China regime.

Significant Changes in Our Business

We have summarized below the main events in our business since the beginning of 2019.

Events related to the coronavirus outbreak

In March 2020, after a decree by the World Health Organization (“WHO”) of a new coronavirus pandemic (COVID-19), Vale intensified measures that were being taken since January 2020 to comply with the health and safety protocols in each of the countries of its operations. We are closely assessing the impact of COVID-19 on our business. The situation is evolving and may have a material impact on us if there is significant disruption to the supply chain or drop in the demand of our customers. For more information on COVID's potential impacts on company results, see item 4.1, 8.4, 10.3, 11.2.

Total production capacity of 90 Mtpy of S11D enabled

In December 2019, we completed the physical works and the start of the CLN S11D project, which allows a total production capacity of 90 million tons per year at the S11D mine in 2020. The project CLN S11D increase the logistic capacity of Northern System, through the expansion of approximately 570 km of railroad, building 101 km of a new railroad branch, purchase of cars and locomotives, and expansion of ports (onshore and offshore expansions at the Ponta da Madeira maritime terminal). By 2022, the project will be in a monitored acceleration phase.

Obtaining of licenses for resumption of the Samarco operations.

In October 2019, Samarco obtained the Corrective Operation License (LOC) for its operations at Germano Complex, located in the Brazilian State of Minas Gerais. With the license, Samarco has now obtained all the necessary environmental licenses to resume its operations. As Samarco plans to restart its operations using new technologies for stacking of dry tailings, the operations of the iron ore extraction and beneficiation plants in Germano and the pelletizing plant at the Ubu Complex, located in Anchieta, Espírito Santo, will only be resumed after the implementation of a filtration system, which should take approximately 12 months. During this period, Samarco will continue to prepare to restart its operations, which is scheduled for the end of 2020. Samarco's expected ramp-up was materially affected by new regulations and changes to existing regulations related to mining activities and dams. Although we hope that Samarco will be able to restart operations through a concentrator after the implementation of the filtration technology, the increase in production will depend on the other two concentrators, whose activities are expected to resume in six and ten years, respectively.

Resumption of the operations in Onça Puma

We resumed our operations in Onça Puma in September 2019, after a decision by the Federal Supreme Court (STF). Operations at this mine have been suspended since September 2017 and the nickel processing plant has been discontinued since June 2019, as a result of court decisions issued in connection with a lawsuit filed by federal prosecutors against us. See Additional Information - Legal Proceedings - Onça Puma Lawsuit.

Other events, such as Acquisitions and Sales of assets, see item 10 of this Reference Form.

Failure of the Tailings dDam at the Córrego do Feijão Mine

On January 25, 2019, a tailings dam (“Barragem I”) broke at our Córrego do Feijão mine in the city of Brumadinho, state of Minas Gerais. The rupture released a stream of tailings debris, which affected our administrative area at the Córrego do Feijão mine and parts of the communities of Córrego do Feijão and Parque da Cachoeira in the vicinity of Brumadinho, reaching the nearby Paraopeba river. The failure of the dam resulted in 270 fatalities or presumed fatalities, and also caused extensive damage to property and the environment in the region.

Vale reaffirms its respect for the victims and their families, and thanks the authorities involved in the search and rescue actions, and those who spent time and effort to provide support and comfort in the midst of this tragedy. From the first hours after the failure of Dam I, the Company has provided assistance to victims and impacted families, with support to restore the livelihood of the affected people and means to help them deal with the losses. It also provided support to local governments and public entities, given the extent of the impacts of the failure of the dam, and the suspension of its operations in the region.

Repairing damage fairly and quickly is essential for families affected by the failure of Dam I, and Vale has prioritized initiatives and resources for this purpose. Based on open dialogue with authorities and affected people, the company developed the Comprehensive Reparation Program, structured on the social, environmental and infrastructure pillars, to ensure that actions and resources effectively compensate individuals and communities, recover the environment, and enable the sustainable development of Brumadinho and surroundings.

As the Company advances on its path to improve its business, valuing people, safety and reparation, it remains steadfast in its ambition to become one of the safest and most reliable companies in the world. Vale will never forget Brumadinho.

Dam I

The Córrego do Feijão mine is part of the Paraopeba complex in the Southern System. Dam I was built in 1976 by Ferteco Mineração, a company acquired by Vale in 2001. Dam I received tailings from the Beech and Jangada Creek mines from 1976 until it became inactive in 2016. Dam I contained approximately 11.7 million cubic meters of iron ore tailings.

The dam was built through the construction of successive layers (raising) on the tailings accumulated in the reservoir, a method known as the "upstream" method. There are two other raising methods, the downstream method and the center line method, in which the dam is raised by placing new layers at the top of the initial dam or far from it, as opposed to accumulated tailings. Each of these methods has a different risk profile.

Response by Vale

Since the date of the failure of the dam, Vale's senior management has focused on: (a) providing complete and effective assistance to victims and repairing damage, (b) determining the causes of the failure of Dam I, and (c) preventing further accidents through the adoption of improved technical standards and the acceleration of decommissioning of upstream dams in Brazil, in accordance with applicable Brazilian regulations.

(i) Immediate support to victims and families

Vale provided humanitarian assistance to victims and families from the first moments. Immediately after the failure of Dam I, Vale contacted the local authorities and activated the Emergency Action Plan for Mining Dams (“PAEBM”) to locate and rescue victims, and provide immediate assistance to the affected parties, including employees and community members. Support to affected people was widely offered, with large teams dedicated to listening to affected people, registering their emergency requests, ensuring immediate assistance, and providing them with updates as quickly as possible.

Vale has taken steps to mobilize ten hospitals and health units, as well as assistance centers to provide emergency health services and psychological and social assistance to those in need. More than 14,000 medical and psychological consultations and 185,000 pharmacy items were provided. Vale made donations to the families of deceased or missing persons, to assist them in financial expenses at such a critical time, regardless of any future compensation. Donations were also made a few days after the failure of the dam, for those who lived or had commercial or real estate activities in the Self-Rescue Zone (ZAS). Basic items, such as water, food and shelter were made available to needy communities.

More than 580 million liters of water were supplied to the population, artesian wells drilled, and a new water pipeline was built to serve the municipality of Pará de Minas. For people who had to be evacuated from neighborhoods close to the impacted areas, full support was provided in relocation, temporary or permanent housing, and general well-being.

Vale mobilized more than 700 professionals, including veterinarians, biologists, technicians and field staff to support wildlife rescue, and mitigate environmental impacts, and provided a hospital and animal shelter. More than 9,800 animals have been rescued so far, and more than 500 remain in the Company's care.

Financial contributions of over R$ 400 million were also made to the city of Brumadinho, to ten municipalities impacted by suspended mining operations, and to the State of Minas Gerais. Donations were directed to public entities involved in search and rescue efforts, especially the State Fire Department, the State Civil Defense, and the State Armed Forces. State-of-the-art equipment for the Forensic Medicine Institute (IML) in Belo Horizonte was purchased.

Emergency infrastructure works were also carried out to ensure the quick restoration of logistics, such as the installation of the Alberto Flores bridge, which guarantees safe access to the central area of Brumadinho.

(ii)       Reparation and remediation efforts

Vale has worked with authorities and affected communities to remedy the environmental and social impacts of the failure of Dam I. In addition to the emergency actions discussed above, 27 agreements have been signed with authorities on various matters. Please find below a summary of the preliminary agreements that Vale has entered into with public authorities, to establish a framework for compensation and reparation measures:

•       Preliminary agreement with the Federal Government, the State of Minas Gerais, and the Public Prosecution Office. In February 2019, a preliminary agreement was signed with the State of Minas Gerais, the Federal Government, public prosecutors from the State of Minas Gerais, federal prosecutors, public defenders from the State of Minas Gerais, and other public authorities. Under this agreement, Vale has committed to making monthly payments of emergency assistance to residents of Brumadinho and communities located downstream Dam I, up to one kilometer from the bed of the Paraopeba river, from

Brumadinho to the city of Pompéu for one year, with retroactive effect to January 2019. In October 2019, a new contract was signed to extend payments for 10 months, with a more restricted scope. The total amount paid as emergency aid under these contracts will be deducted from any collective damages payment to be agreed in the future.

•       Preliminary agreement with public defenders of the State of Minas Gerais. In April 2019, an agreement was signed with the Public Defender’s Office of the State of Minas Gerais, to allow those affected by the failure of the dam to join extrajudicial agreements with individuals or family groups to indemnify property, and other moral and economic damages sustained by affected people. This agreement establishes the basis for a wide range of indemnity payments. As of March 31, 2020, 2,267 indemnity agreements were signed with individuals or groups, corresponding to 4,898 beneficiaries, resulting in an amount of approximately R$ 857 million.

•       Agreement with labor prosecutors. In July 2019, a final agreement was reached with labor prosecutors to indemnify workers who were either allocated to the Córrego do Feijão mine or who were victims of the failure of the dam. The agreement established standards to indemnify workers' families and also provides for job stability for employees and contractors, whose workplace was the Córrego do Feijão mine on the day of the failure of the dam and for the survivors who were working at the Córrego do Feijão mine at the time of the failure of the dam, for a period of three years from the date of the failure of the dam, with the possibility of converting this stability directly into the proportional amount of money that these employees and outsourced workers would have received until the date of completion of this period of three years (i.e. January 25, 2022). Spouses or partners and parents of deceased workers will receive lifetime health insurance, and children of deceased workers will receive health insurance up to 25 years of age. On March 31, 2020, 615 indemnity agreements were signed with individuals or groups under this contract, corresponding to 1,578 beneficiaries and 244 families of deceased workers, corresponding to payments in the total amount of R$ 1.007 billion. The agreement also provided for the payment of R$ 400 million of collective moral damage, which were paid in full in 2019. Finally, the agreement determined the release of BRL 1.6 billion initially blocked.

•       Environmental remediation and compensation. Between February 2019 and February 2020, 12 agreements were signed with public authorities, related to environmental issues and providing for specific remediation and compensation measures, including, among other actions, emergency measures related to domestic and wild fauna affected by the failure of the Dam I, and actions to restore water collection in the Paraopeba River, improve water collection points around the area affected by the failure of the dam, and monitor water quality in the Paraopeba River and in the São Francisco river watershed. The “Marco Zero Project” was also launched, a pilot project for environmental recovery.

•       Other agreements. Twelve other agreements were signed with the authorities to cover specific topics, such as: (a) support to municipalities in the provision of public services and infrastructure; (b) emergency payments to families relocated to Barão de Cocais, and to the Pataxós indigenous community; and (c) external audits and asset integrity studies, providing technical support to authorities, with measures to review and reinforce structures and shut down operations.

•       Other negotiations. In addition, Vale is negotiating with the Minas Gerais State Government and public authorities that are part of the task force group formed to investigate the failure of Dam I, an additional agreement on collective damages and additional compensation for society and the environment, for the purpose of creating a stable legal structure for the execution of reparation and compensation measures. Based on current terms in initial discussions and preliminary estimates, this agreement could result in an additional provision ranging from USD 1.0 billion to USD 2.0 billion. The accounting impacts, if any, will be recorded when an agreement is entered into.

Based on the dialogue with the impacted communities and the authorities, Vale has developed a comprehensive program to repair the damage caused, covering economic measures already included in legal agreements, as well as non-economic compensation measures.

On the environmental front, a plan was developed to remove and treat tailings, recover fauna and flora, and guarantee water collection and supply for the metropolitan region of Belo Horizonte. Two water treatment plants (ETAF) already operate to clean and return treated water to the Ferro-Carvão stream and the Paraopeba river. The “Marco Zero Project” is a pilot project to fully recover the original conditions of the Ferro-Carvão stream by 2023.

On the socioeconomic front, non-economic compensation measures aim at assuring respect for human rights and are being negotiated, focused on the perspectives and demands of the affected communities and the government. The Company's initiatives are being designed to provide structured assistance for long-term results in education, health and well-being, job and income generation, enabling the sustainable development of the region. Some implemented initiatives welcome the residents of Brumadinho to share their experiences and feelings, with a view to rebuilding self-esteem and strengthening the feeling of belonging to this community and place. Activities are also developed to improve local vocations, such as cultural tourism, productive yards, community gardens, and handicrafts.

Vale knows that much remains to be done to restore Brumadinho and reaffirm its commitment to do so. For more information on the updated balance sheet of our actions carried out to date, see the following website: vale.com/reparacao. The information on the website is not incorporated by reference in this Reference Form.

(iii) Determination of the causes for the failure of the dam

Immediately after the failure of the dam, Vale's external legal consultants hired a panel of experts to conduct an investigation into the causes of the failure of the dam. On December 12, 2019, the panel of experts released its report on the technical causes of the failure of Dam I.

•	The panel found that the rupture and landslide resulting from the flow was the result of the liquefaction of the (static) flow within the tailings of the dam.

•	According to the panel's report, the following factors contributed to the instability in Dam I: (a) a design that resulted in a steep slope built upstream; (b) water management within the tailings dam that sometimes allowed the pond's water to get close to the crest of the dam, resulting in the deposition of weak tailings near the crest; (c) a setback in the design that pushed the upper parts of the slope over weaker fine tailings; (d) lack of significant internal drainage that resulted in a persistently high level of water in the dam, particularly in the toe region; (e) high content of iron of the tailings, resulting in heavy tailings with particulate bonding, which created rigid tailings that were potentially very fragile if triggered to become undrained; and (f) high and intense regional rainfall in the rainy season, which can result in significant loss of suction, producing a slight loss of strength in unsaturated materials above water level.

•	Vale is evaluating the potential effect of the factors identified by the panel of experts on its determinations on safety and stability in our other structures, particularly upstream tailings dams.

Vale's Board of Directors also established, immediately after the failure of the dam, three independent advisory committees to support the Board on issues related to the failure of the dam: the Independent Advisory Committee for Extraordinary Assessment (CIAEA), the Independent Extraordinary Advisory Committee of Support and Repair (CIAEA-R), and the Independent Extraordinary Advisory Committee on Dam Safety (CIAESB).

•	The Independent Advisory Committee for Extraordinary Assessment (CIAEA): was established to conduct an independent investigation into the causes of the dam disruption and to advise our Board of Directors in relation to these matters. The committee was chaired by Dr. Ellen Gracie, former Minister of the Supreme Federal Court (STF). On February 20, 2020, the CIAEA provided its investigation report to the Board of Directors. An executive summary of the report was published on the same day. The committee reported on its investigation, provided its observations and, based on its findings, made recommendations on the Company's controls and governance, changes to its internal organization, its culture and its ability to identify risks and take measures to address them. As the committee investigated the circumstances that existed before the failure of Dam I, some of the actions that have been taken since then may address aspects of the committee's recommendations, but the Company is in the process of evaluating the committee's report. On March 20, 2020, a detailed plan was disclosed with deadlines for implementation of measures to comply with the committee’s recommendations. There can be no guarantee that the measures that have been or will be taken, including in response to the committee's recommendations, will be effective in preventing future accidents.

•	The Independent Advisory and Support Committee (CIAEA-R): established to monitor measures to support the affected community and remedy the impacted area, and the provision of resources for this purpose, and recommend measures to the Board of Directors on these issues. On February 20, 2020, the Committee provided its investigation report to the Board of Directors. The report recognizes that significant efforts have been made towards reparation since the failure of Dam I, but it also indicates that there are challenges to the evolution of the redress process. The report provides recommendations to the Board of Directors regarding the improvement and monitoring of action plans, in addition to technical and operational suggestions to the Company's management to contribute to the effective fulfillment of action plans.

•	The Independent Committee for Special Advisory of dam Safety (CIAESB) was established to monitor security initiatives, risk management and risk mitigation efforts related to dams and recommend measures to strengthen safety in these dams. In March 2020, the Board of Directors decided to extend the committee's term by one year.

(iv) Prevention of new accidents and de-characterization of upstream dams

In April 2019, Vale created a special department in charge of reparation and development (Special Board of Reparation and Development). This department is responsible for all social, humanitarian, environmental and structural recovery actions to be carried out in Brumadinho, and in the 22 municipalities along the Paraopeba river to the Retiro Baixo dam, in Minas Gerais, and for coordinating actions with the communities in the Self-Rescue Zone and Secondary Safety Zone of the dams. The head of the department reports to the CEO of the Company and participates in weekly meetings with management to report and discuss the progress of the initiatives.

In January 2019, it was decided to accelerate the plan to “de-characterize” all of our dams located in Brazil, built through the upstream raising method. After the announcement of the decision, the National Mining Agency (ANM) approved new safety standards for dams and demanded the decommissioning of structures built under the upstream method. The Company's plan aims at de-characterizing dam structures, in accordance with the new federal and state regulations (ANM Regulation No. 13/2019, and Minas Gerais State Law No. 23,291/2019). The term “de-characterization” means to reintegrate the dam and its contents into the local environment.

Vale is working to develop a detailed engineering plan to de-characterize each of these upstream dams. The updated plan for each structure takes into account whether the downstream containment structures are to be built, depending on the safety level of the structure. As of December 31, 2019, provisions related to the de-characterization of dams in the total amount of US$ 2.625 billion were recognized.

In December 2019, the decharacterization of the dam 8B in the city of Nova Lima was completed, as well as the construction of a containment structure for the Sul Superior dam in the city of Barão de Cocais. The Company expects to complete the containment structures downstream the B3/B4 and Forquilha I, Forquilha II, and Forquilha III dams in the first half of 2020.

In 2019, due to ANM's technical reassessment of Vale's construction methods for dams and other structures, it included additional dams in its de-characterization plan. In addition, smaller dikes that were raised through the upstream method and drained stackings, which are now required to comply with the requirements imposed by the ANM, will also be de-characterized.

Vale is currently working on improving engineering solutions to de-characterize all these structures. These projects are subject to further review and possible approval by the relevant authorities. The costs and provisions associated with the de-characterization of dams and upstream structures are based on various assumptions and estimates that depend in part on factors that are beyond the control of the Company.

Vale also operates tailings dams outside Brazil (Canada and New Caledonia), including its compacted outer shell dams in Canada. Vale does not plan on de-characterizing these upstream dams, as de-characterization is not necessary or contemplated by local regulations.

Impacts of the failure of Dam I on Vale

The impacts of the failure of the dam on our operations and results of operations were very significant, but their full scale and scope remain uncertain. Some of the major impacts are described below.

(i) Impacts on the financial performance and results of operations

The collapse of Dam I had a large impact in the Company’s financial performance and operational results from and for the fiscal year ended on December 31, 2019. The main impacts in the financial statements for the fiscal year ended on December 31, 2019 were (a) US$ 7.402 billion, including expenditures and provisions to meet the obligations related to the decharacterization of the upstream dams, and the obligations that were assumed in preliminary agreements, and (b) a US$ 235 million loss in “Impairment and disposal of noncurrent assets”, assigned to the write-off of the Córrego do Feijão mine and other upstream dams. For further information, see item 10 of this Reference Form.

(ii) Liabilities and lawsuits

Potential liabilities resulting from the failure of the dam are significant. Vale is continuously evaluating such contingencies and may recognize additional provisions in the future. Vale is already subject to various legal proceedings and government investigations related to the failure of Dam I, and expects to face other processes and investigations. For additional information about the lawsuits related to the failure of Dam I, please refer to item 4.7 of this Reference Form. Vale will continue to cooperate fully with the authorities and support investigations into the failure of the dam, and will also challenge any lawsuit it deems unjustified.

On December 31, 2019, we recognized provisions totaling US$3.925 billion related to preliminary agreements with authorities to compensate affected people and communities, donations and environmental recovery projects, including (a) US$ 2.735 billion regarding the social and economical compensation and (b) US$ 1.190 billions related to the environmental restoration and compensation. The potential liabilities resulting from dam disruptions are significant and additional provisions may be expected.

(iii) Suspension of operations

After the dam disruption, several operations were suspended either voluntarily or as a result of revocation of licenses or court orders. The suspension of operations in its most critical level totaled 92.8 million tons/year production capacity, but part of such operations were resumed during 2019. Additional operations may be suspended as a result of new laws and regulations regarding the use of dams, or the company's inability to obtain the necessary licenses or stability reports required by applicable regulations, as discussed below.

A summary of the operations suspended since the dam disruption date is presented below.

•	South System. Besides the Córrego do Feijão and Jangada mines that were directly affected by the failure of Dam I, the operations in the whole Vargem Grande complex and Plant were temporarily suspended in February 2019. In July 2019, ANM authorized the partial resume of the dry processing operations in the Vargem Grande complex, which allowed the additional production of 5.0 million tons in 2019, representing 12.0 million tons/year production capacity.

o

Vargem Grande - Vale hopes to resume the operations for the Vargem Grande pelletizing plants on the third quarter of 2020. The feedstock for the production of pellets is expected to come from the local ore processing plant, what will require the disposal of tailings in the Maravilhas I dam and in the Cianita waste site until the start-up of the Maravilhas III dam, expected to be held in the last quarter of 2020. In order to resume the operations of the pelletizing plant, it will be necessary to make trigger testing, what requires approval by an external audit by the Public Prosecutor’s Office of the State of Minas Gerais (“MPMG”). In order to restart the Vargem Grande ore plant and its economic mining plan, Vale will need an approval by ANM.

o	Fábrica - Vale hopes to resume the operations of the Fábrica complex in the second quarter of 2020. In order to resume operations, it will be necessary to carry out vibration trigger testing to certify the absence of impacts on the structures at the site; such tests require approval by ANM and by an external audit to be carried by MPMG. Vale hopes to be employing wet processing with disposal of tailings in the Forquilha V Dam starting on the third quarter of 2020.

•	Southeast System. The Company's operations at the Timbopeba mine are suspended, while the Alegria and Brucutu mines are partially operating.

o	Brucutu - The operations in the Brucutu mine were suspended in February 2019, restarted in June 2019 and again partially suspended in December 2019, while the Company evaluates the geotechnical characteristics of the Norte Laranjeiras dam. The suspension of the disposal of tailings was extended by the Company while a geotechnical assessment of the structure conditions is being carried out. The results of this assessment will define the corrective actions, if any, to restart the disposal of tailings in the Norte Laranjeiras dam. Consequently, the Brucutu mill will continue to operate at about 40% capacity, using wet processing with filtration of tailings, and the impact of the partial suspension is estimated to be approximately 1.5 million metric tons/month. On March 31, 2019, according to the applicable regulations, the Stability Condition Statement (“DCE”) for the Norte Laranjeiras dam was not obtained. Vale’s geotechnical and operational teams are testing short term alternatives for the disposal of tailings, such as the optimized use of the Sul dam, what may restore the processing capacity of the Brucutu plant to 80%.

o	Alegria - The operations in the Alegria mine were suspended by ANM in March 2019, but in November 2019 ANM reversed its decision, authorizing the resumption of the production of approximately 8 million metric tons iron ore per year of production capacity.

o	Timbopeba - Vale expects to receive the necessary authorization from the MPMG to restart operations in Timbopeba using dry processing in the first half of 2020, after the assessment of the external audit by the MPMG. Vale hopes that our wet processing activities in the Timbopeba mine will be resumed in the last quarter of 2020, after the construction of a pipeline to dispose the tailings in the Timbopeba pit. The Company is evaluating alternatives to resume the wet processing earlier.

(iv) New regulations

Several governmental authorities have approved or proposed new regulations related to the licensing, use and operation of dams in response to the failure of dam I. Additional rules imposing restrictions on mining operations and auxiliary activities are expected. In addition, new taxes, contributions or other obligations may be imposed on the Company due the failure of Dam I or its direct or indirect impacts. These rules may affect not only the operations of iron ore, but also the operations of base metals in Brazil and other operations that depend on dams.

•	State law of Minas Gerais on the licensing of dams. A new statute approved by the state of Minas Gerais in February 2019 forbids the increase, modification or construction of any upstream dam, and provides for the total decharacterization of any upstream tailings dams until February 2022. The statute also forbids the increase, modification or construction of any dam if communities are established within the Self-Rescue Zone (ZAS - Zona de Autossalvamento), an area that encompasses the portion of the valley downstream the dam where timely evacuation and intervention of the competent authorities in situations is not possible. Although this statute allows the construction of new dams and the use of existing dams constructed with other techniques, it also imposes significant restrictions on them. As a result, the Company may not be able to rely on tailings dams for new projects and expansion of existing operations.

•	ANM Rules. In 2019, the Brazilian National Mining Agency (ANM - Agência Nacional de Mineração) issued resolutions regarding the safety of dams, requiring companies having upstream dams to deliver a technical decharacterization project until August 2019, and to completely execute the decharacterization of such upstream dams according to specific time schedules based on the dam volume and characteristics. In addition, the resolution requires the decommissioning of the Company’s facilities within the Self-Rescue Zone of a tailings dam.

•	As a result of these new regulations, the licensing process may become longer and more uncertain, and monitoring and compliance costs will increase. These additional laws and regulations may impose restrictions on operations, require additional investments, or eventually require the suspension of additional operations.

The Company will need to have alternative methods to continue operating some of its mines and plants, particularly those that depend on tailings dams. The Company has approved projects, and more studies are ongoing to apply a waste disposal technology that consists of filtering and stacking partially or totally dry tailings, which will reduce dependence on tailings dams in the medium and long term. These alternative technologies will lead to increased production costs and will require additional investments in mines and plants of the Company.

(v) Impact on reserves

The Company’s reported reserves were impacted by the ongoing investigations and legal proceedings involving the use of dams in its mining operations, and by the new rules regarding the licensing, use and operation of dams, which were adopted in response to the disruption of Dam I. These procedures and regulations may impact the iron ore reserves and the reserves of the Company of other products whose production processes involve dams.

(vi) Uncertainties arising from increased security requirements and certification of external specialists

The Company is obliged to secure the Stability Condition Statement (DCE - Declaração de Condição de Establidade), granted by external experts after an audit, for most of its dams in Brazil in six months time intervals until March 31 and September 30 annually, and, for some of them, annually. Brazilian state and federal authorities are reinforcing dam safety regulations. External experts may not be willing to supply such reports and certificates as a result of the uncertainties about the causes of the failure of Dam I, and due to the increasing responsibility risk and the uncertainties related to the interpretation of the new regulations. If any of the Company’s dams is not able to meet the safety requirements, the Company may need to suspend the related operations, evacuate the area around the dam, relocate the communities and take other emergency actions.

In January 2020, the Company implemented the role of Engineer of Record (“EoR”) as an additional step in the assessment of its structures in Brazil. Among his attributions, the EoR is responsible for carrying out regular dam safety inspections, as well as for issuing monthly technical reports. The EoR is integrated with the lines of defense and senior management levels, and is not part of the Company’s operations, in order to have the required authority for this role. In this continuous supervision model, if a change in the stability in any of the structures is identified, a new audit process may be started in order to secure a DCE at any time.

•	In September 2019, Vale received DCEs for 82 of its operational structures in Brazil, but did not receive DCEs for 18 structures, including upstream dams that are being decharacterized and other structures that are under additional studies and works. The operations of these 18 structures were suspended and Vale follows the emergency plans for each of them.

•	In 2019, emergency actions were initiated after an external consultant revoked a stability report referring to the southern Superior Dam in the Gongo Soco mine (in the Minas Gerais complex in the southeast system), in Barão de Cocais, Minas General. As a result, about 500 residents of the Socorro, Tabuleiro and Piteiras districts were relocated to Barão de Cocais, in the downstream area of the Sul Superior tailings dam. The Sul Superior dam has been deactivated since April 2016 when iron ore production was halted at the Gongo Soco mine. As an additional security measure, South Upper dam inspections were intensified, new monitoring equipment installed and additional consultants hired to conduct a new safety assessment. Besides that, based on the Mining Dams Emergency Action Plan (PAEBM - Plano de Ação de Emergência para Barragens de Mineração) of the B3/B4 dam in the Mar Azul mine, in the city of Nova Lima, Minas Gerais, were relocated about 200 people from the Macacos district to an area downstream the B3/B4 tailings dam, which is inactive.

•	On September 30, 2019, after an audit process, the external auditors renewed the Stability Condition Statement for 82 of Vale’s operational structures. It was not possible to renew the DCE for the following structures: Pontal System, Campo Grande, Doutor, Marés II, VI, Sul Superior, Sul Inferior, Maravilhas II, Dique B, Capitão do Mato, Vargem Grande, Capim Branco, Igarapé da Bahia Water Collection, Forquilha II, Grupo, Sul Superior, B3/B4, Forquilha I and Forquilha III.

•	After September 30, 2019, the Itabiruçu, Santana and Norte Laranjeiras dams also had their emergency level triggered due to operational conditions and additional investigations, but these structures did not lose their DCEs.

•	In October 2019, some anomalies were identified during a routine inspection at the Forquilha IV dam. As a result, the DCE for this dam was cancelled. The Forquilha IV dam does not receive tailings since February 2019.

•	In February 2020, the level 2 of the Mining Dams Emergency Action Plan (PAEBM) for the Capitão do Mato dam, at the Capitão do Mato mine, in Nova Lima (MG) were triggered. As a result, all persons in the Self-Rescue Zone of this dam were evacuated, as a preventive measure due to the rainfall volume in the region, above the historic average.

•	On March 31, 2020, after an assessment by the EoR, Vale secured DCEs for 78 of its operational structures in Brazil. Nine dams with emergency levels 2 and 3 in the Mining Dams Emergency Action Plan (PAEBM) did not secure their DCEs. People in the Self-Rescue Zone of these dams have already been evacuated. Seventeen other structures, currently inactive, did not secure their DCEs. Vale is not compelled to evacuate people in the Self-Rescue Zones of these 17 structures, because they are classified as emergency level 1 in the PAEBM. Data on Vale dam levels is updated on www.vale.com/esg.

Updates related to the disruption of the Samarco tailings dam in Minas Gerais

In November 2015, the failure of Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) occurred, releasing tailings downstream, flooding certain communities, and impacting communities and the environment along the Doce River. The failure resulted in 19 deaths and caused material and environmental damage to the affected areas. Samarco is a joint venture also controlled by Vale S.A. and BHP Biliton Brasil Ltda. (“BHPB”).

In June 2016, Samarco, Vale and BHPB created the Renova Fundation, a private non-profit foundation, to develop and implement (i) socioeconomic compensation and remediation programs, and (ii) environmental compensation and remediation programs in the region affected by the failure of the dam.

The creation of Fundação Renova was envisaged in the Consent Decree and Transaction Agreement ("TTAC" or "Agreement"), signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

The Agreement has a term of 15 years, renewable for successive one-year periods until all obligations under the Agreement have been met. The Agreement does not provide for acknowledgment of civil, criminal or administrative liability for the failure of the Fundão dam. The TTAC anticipates that, within three years of the date of the agreement, the parties will review their terms to evaluate the effectiveness of ongoing repair and compensation activities.

On June 25, 2018, Samarco, Vale and BHPB signed a comprehensive agreement with federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorneys general, among others, enhancing the governance mechanism of Fundação Renova, and establishing, among other things, a process for possible revisions of remediation programs provided in the TTAC, based on the conclusions of specialists contracted by Samarco to advise the MPF (Federal Prosecution Office) during a period of two years (the “TAC Gov” of June 2018). The process of review of the remediation programs will begin in the second half of 2020.

According to the TTAC, TAC Gov and Renova's articles of incorporation, the Renova Foundation must be funded by Samarco, but to the extent that Samarco is unable to fund it, Vale and BHPB must reasonably support the TTAC financing requirements. Since Samarco is currently unable to resume its activities, the Company and BHPB finance the foundation and also provide funds directly to Samarco to preserve its operations and support its financing obligations.

In October 2019, Samarco obtained the Corrective Operation License (LOC) for its operations at Germano Complex, located in the Brazilian State of Minas Gerais. With the license, Samarco has now obtained all the necessary environmental licenses to resume its operations. As Samarco plans to restart its operations using new technologies for stacking of dry tailings, the operations of the iron ore extraction and beneficiation plants in Germano and the pelletizing plant at the Ubu Complex, located in Anchieta, Espírito Santo, will only be resumed after the implementation of a filtration system, which should take approximately 12 months.

According to the TTAC, Renova Foundation and Samarco allocated R$ 2.6 billion for remediation and social, environmental and economic compensation programs in 2019, and allocated R$ 7.8 billion to these programs since the failure of the dam. From 2020 to 2021, Samarco, or Vale and BHP, will provide Renova Foundation with funding based on the amounts needed to implement the projects approved for each year, subject to an annual maximum of R$ 800 million. From 2022, Vale expects that Samarco will make the necessary contribution to complete the remaining programs approved for each year.

In addition, Renova Foundation must allocate a minimum annual amount of R$ 240 million over 15 years (from 2016) for the implementation of compensation programs.

Under the TTAC, Fundação Revona must spend an additional amount of at least R$ 500 million on collection and treatment of sewage and solid waste.

For a discussion of the lawsuits resulting from the failure of the Samarco tailings dam, see items 4.3 to 4.7 of this Reference Form.

OTHER INFORMATION OF THE COMPANY

Business Strategy

2019 was a very challenging year for Vale. The Company knows that there is a great deal to be done to address the effects of the failure of Dam I at the Córrego do Feijão mine. Vale will manage the liabilities arising from this deeply regrettable event, and is committed to learning and sharing the lessons of the failure of the dam. With this purpose, Vale is dedicated to going beyond its commitment to restore Brumadinho and build a better Vale, based on the following main pillars:

▪	Safety and operational excellence

▪	New pact with society.

▪	Maximizing the quality in iron ore.

▪	Base metal transformation.

▪	Discipline in capital allocation.

Please find below Vale's main business strategies.

Safety and operational excellence

Vale is fully committed to dealing with the effects of the failure of Dam I, with three main initiatives: (a) assistance to victims and recovery of the affected areas, (b) determination of the causes of the failure of the dam, and (c) prevention of additional accidents through the adoption of the highest technical standards and the accelerated de-characterization of all upstream dams.

In 2019, a new position was created in the Company's Board of Executive Officers, for an Executive Officer of Safety and Operational Excellence, who leads a department in charge of: (a) improving risk governance and the flow of information, (b) acting as second line of defense and definition of technical standards and risk acceptance criteria, applicable to personnel whose activities are related to strategic assets, performance monitoring, and definition of technical skills, and (c) monitoring of risk management. This new board is composed of four technical teams: Tailings; Asset Integrity; Operational Excellence and Health, Safety and Operational Risks. One of the main responsibilities of the Health, Safety and Operational Risk team is a new structured process for the identification and assessment of risks (HIRA) in all the Company's operations, developing a tailings management system with the best international practices, and consolidating its management system (VPS, Vale Production System), which was revised and relaunched with more than 60,000 people trained in 2019, as a means of supporting continuous safety and cultural transformation within Vale. The Company continues to use its best efforts to provide relief and support to people affected by the failure of the dam, and to restore the confidence of our stakeholders in us. The Company is committed to rebuilding its reputation in Brazil and in the global mining sector.

New pact with society

The Company is committed to a comprehensive approach to sustainability and safety, establishing a positive social, economic and environmental legacy in the places where it operates, and going beyond taxes, social projects and reparations in Brumadinho. In 2019, Vale revised the sustainability goals defined in 2018, in line with the United Nations 2030 Agenda Sustainable Development Goals (MDS), seeking to adopt even more ambitious goals. Please find below a list of our main “2030 Commitments”:

•	Energy - The three pillars of energy initiatives are: (a) self-sufficiency, (b) energy efficiency, and (c) transformation of the energy matrix. Approximately 60% of the electricity consumed by Vale's operations in Brazil is self-generated energy from renewable sources. By 2025, the Company intends to achieve 100% self-generation from renewable sources in Brazil, and by 2030 to achieve this goal on global scale.

•	Forest Protection - One of the Company's main initiatives related to biodiversity involves the rehabilitation of areas for the purpose of restoring previously existing native habitats and recovering important ecosystems. Vale is committed to the recovery and protection of 500,000 hectares of degraded land, beyond its limits by 2030.

•	Climate change - Combating the causes of climate changes is one of Vale's main purposes. In 2012, Vale set a goal of reducing direct emissions by 5% by 2020. This goal was achieved in

2017. In 2019, more ambitious goals related to climate change risk management were established, including the commitment to reduce absolute greenhouse gas emissions (scope 1 and 2), in accordance with the Paris Agreement by 2030, and become carbon neutral (scope 1 and 2) by 2050[4].

•	Environmental, social and governance gaps (ESG) - Since 2018, Vale has increased its involvement with the main ESG stakeholders, and mapped its main ESG gaps in relation to best practices. The Company is committed to eliminating its ESG gaps by 2030. The main initiatives are detailed in an action plan available on the Company's website http://www.vale.com/esg/ and include, among other initiatives: (a) achieving a new goal related to gender balance; (b) obtaining ISO 14001 certification for all operations; (c) establishment of an audit committee; (d) establishment of a due diligence process in human rights; (e) structuring social key performance indicators (KPIs) with short-, medium- and long-term goals, and (f) establishing long-term compensation with correlation with ESG metrics.

Maximizing the quality in iron ore.

In the iron ore business, Vale is committed to providing the highest possible margins in current circumstances, managing the extensive supply chain and flexible product portfolio to cope with production constraints in the short Term. The Company will constantly seek better pricing, based on adjustments to its product portfolio according to market demand and supply chain optimization. Vale is focusing on its product line to capture industry trends, improving quality and productivity, controlling costs, strengthening our rail, port and shipping logistics infrastructure and distribution centers, and strengthening customer relationships. The diversified portfolio of high-quality products, strong technical marketing strategy, efficient logistics and a solid and lasting relationship with key customers will help the Company overcome immediate challenges and achieve this goal.

With the continuous increase in the share of dry-processing production to 60% in 2018, from 40% in 2014, and aiming at 70% in 2023, Vale’s dependence on new dams and dam raising is decreasing. To treat the tailings of wet processing, the company is investing in studies and new technologies in order to allow it to operate some of its mines and plants without relying on the use of tailings dams. An estimated investment of US$ 1.8 billion was announced between 2020 and 2024 on some sites, including the Cauê, Conceição and Brucutu mines, to be operated with dry stacking tailings disposal technology, which consists of filtering and partially or totally stacking dehydrated tailings, reducing dependence on the use of tailings dams in the medium and long term. In line with this objective, New Steel was acquired in January 2019, bringing innovative technologies for the dry beneficiation of iron ore. An investment of US$ 100 million was also announced in the world's first concentration of dry magnetic fines on an industrial scale, to produce 1.5Mt as of 2022.

Vale will continue to promote Brazilian blended fines (BRBF) a standard product with a content of silica (SiO2) limited to 5% and low alumina (1.5%), offering a strong performance in any type of sintering operation. Vale produces the BRBF, a high quality product resulting from the blending of Carajás fines, which contain a higher concentration of iron and a lower concentration of silica in the ore, with fines from the South and Southeast Systems, which contain a lower concentration of iron in the ore, but also a lower concentration of alumina. It is produced at the Teluk Rubiah Maritime Terminal in Malaysia and at seventeen ports in China. This process reduces the time needed to reach Asian markets and increases the distribution capillarity by allowing the use of smaller vessels. The blending strategy also allows the use of iron ore with lower concentration of the South and Southeast Systems, allowing more efficient mining plans and greater use of dry processing methods,

6 Aligned with the Science Based Target Initiative (SBTI) methodology. Preliminary assessment, together with SBTI, indicates that the absolute emission reduction target should be 33% by 2030, with the base year of 2017. Small adjustments to this percentage may occur during the ongoing goal submission and validation process.

which, in turn, reduces capital expenses, extends the life usefulness of our mines, and reduces the use of water in our operations: a fundamental flexibility to deal with short-term challenges.

Vale continues to improve and develop its portfolio, in order to provide solutions to its customers and adapt to potential market demands. In 2019, the launch of GF88 was announced, a new product to supply the growing pellet production market in China. This product consists of Carajás fines (IOCJ), obtained through a grinding process, opening a new market for our high quality portfolio. Curently, the Company is assessing the development and production of metals (for instance, green pig iron and hot briquetted iron) together with customers as a complement to their portfolio. Metals are steel raw materials that contain a high percentage of metallic iron, which can support the steel industry in its challenge to reduce carbon emissions, meeting its quality requirements with less investments, while using more advanced technologies.

Base metals transformation

In view of a potential trifurcation in the nickel markets, in the markets of stainless steel (Class II), electric vehicle battery (nickel sulphate), and high value (Class I) applications, we are adopting a new commercial strategy for our nickel business, which includes (a) preserving and restoring our market share in the high-value segments, by recovering our market share in the top class 1 nickel market (nickel alloys), and increasing our presence in the lower class 1 nickel markets; and (b) maintaining the option of our product portfolio for a possible increase in the demand for electric vehicle batteries, through our continued presence in the world class 2 ferronickel market worldwide, and a reduction in our exposure to intermediate products.

A fundamental aspect of the Company's nickel business strategy is to complete its turnaround, continuing to review the use of assets, optimizing its operations, and concentrating efforts to increase productivity and improve returns, while preserving its growth capacity. Vale is the world's largest nickel producer with large-scale, long-term, low-cost operations, a substantial base of diversified mining resources and operations, producing nickel from sources of nickel laterite and sulphide, through advanced technology. The commercial presence is global, focusing on serving our customers directly.

A key strategy aspect for the copper business is to improve the efficiency and utilization of assets in the Carajás region in Brazil, while also assessing opportunities to increase copper production in Canada. The intention is to develop a multi-annual copper expansion plan, with Salobo III in the Carajás region being the first project approved in the plan. Commercially, the Company plans to redirect its sales of copper concentrate to the Pacific region, in order to align with global copper demand.

Please find below a list of actions being taken, which are consistent with the turnaround strategy of the base metals business:

•	Investments in short-term replacement projects at the nickel mines in Sudbury and Voisey's Bay;
•	Nickel hedge strategies to ensure cash flow stability during periods of heavier investments;
•	New projects in Indonesia through partnerships and joint ventures in Sorowako, Bahodopi and Pomalaa;
•	Completion of divestments in PT Vale Indonesia Tbk (“PTVI”), in order to comply with certain obligations under our amended contract of work, and to safeguard its extension and investments in Indonesia;
•	Focus on the reliability of nickel production in the short term, through improvements in Canadian North Atlantic operations, on the ability to expand operations in Onça Puma with a second furnace, and on the projects mentioned above in Indonesia.

Discipline in capital allocation

Vale reiterates its strong commitment to a sound balance sheet. In 2019, the Company continued its deleveraging process and reached a net debt level of US$ 4.880 billion on December 31, 2019.The capital will be allocated in a disciplined manner, which will be fundamental to allow the Company to address the effects of the failure of Dam I. In January 2019, the Board of Directors approved the suspension of the shareholder remuneration policy, so that no payment of dividends or interest on capital is effected in accordance with this policy in addition to the mandatory payments required by law, and will not trigger any share repurchase for the time being. In March 2020, taking into account the strong balance sheet and the need to guarantee capital financing, given the increased risks posed by the COVID-19 pandemic, Vale attracted US$ 5 billion in our revolving credit lines.

As part of the commitment to discipline in capital allocation and in a leaner portfolio, some of the underperforming assets are under scrutiny as the Company moves forward to reduce risks outside its core business. As a result, the following strategies are being implemented: (a) a new mining plan and a new plant strategy to achieve a sustainable ramp-up of Moatize, which includes reducing the life of the mine and completing a review of the plant, (b) studying exit alternatives for operations in New Caledonia, also considering operating and commercial alternatives to improve Vale Nova Caledônia's short-term cash flows (“VNC”), and (c) studying coordinated exit alternatives for steel joint ventures and other investments outside the core business.

8. Extraordinary Businesses

8.1 - Acquisition or disposal of any relevant asset that does not classify as normal operation in the business of the issuer

Except for the sale of a substantial portion of the Company's fertilizer assets to The Mosaic Company, there were no acquisitions or disposals of any material assets that were not classified as normal operation in the Company's business during the last 3 fiscal years. For more information on the referred to sale, see item 15.7 of this Reference Form.

8.2 - Significant changes to the manner in which the issuer's business is conducted

On January 25, 2019, the failure of Dam I of the Córrego do Feijão Mine, which is part of Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil. For more information, see items 7.9 and 10.3 of this Reference Form.

Except for the foregoing, there were no significant changes to the manner in which the Company business was conducted in the last 3 fiscal years. See item 8.4 for more information.

8.3 - Relevant agreements entered into by the issuer and its subsidiaries not directly related to its operating activities

There has been no significant agreements entered into by the Company and/or its subsidiaries with third parties not directly related to their operating activities in the last 3 fiscal years.

8.4 - Other relevant information

In December 2019, an outbreak of a contagious disease, Cornavirus Disease 2019 (COVID-19) began in mainland China and has since spread to several countries, including Brazil and Canada, where most of the Company's operations are concentrated.

The Company is closely evaluating the impact of COVID-19 on its business. The situation is evolving and may have a material impact on the Company if there is significant disruption to the supply chain. The Company may also face operational difficulties related to the workforce and may need to adopt contingency measures or eventually suspend operations. In addition, the Company may suffer a drop in demand from its customers, as a significant portion of the Company's revenue stems from sales made to customers in the affected regions, especially in Asia and Europe.

With regard to COVID-19, the Company clarifies that it is complying with the health and safety protocols established by the authorities and agencies of each country in which it operates and is closely monitoring the evolution of the situation. In January 2020, the Company created a crisis management and governance structure to manage and implement its actions in response to the COVID-19 pandemic. The Company has taken steps and implemented policies to protect its employees, businesses and communities around its operations against threats posed by the COVID-19 pandemic.

o	Revolving credit lines. On March 24, 2020, the Company withdrew US$ 5 billion from its revolving credit lines due in June 2022 (US$ 2 billion) and December 2024 (US$ 3 billion). In making the decision, the Company assessed the risks presented to its business by the COVID-19 pandemic and concluded that it would be prudent to take advantage of a strong balance sheet to navigate the coming months with increased cash reserves.

o	Voisey’s Bay. The Company reduced Voisey's Bay mining operation and placed it under care and maintenance for a period of four weeks as a precaution to help protect the health and well-being of the Nunatsiavut and Innu indigenous communities in Labrador in the face of the COVID-19 pandemic. The Company adopted this preventive action due to the temporary isolation of the area, with inbound and outbound flights and exposure to restricted travel. The Company is working closely with communities and authorities to ensure that its operations do not act as a catalyst for inadvertently introducing the virus into these communities.

The Long Harbor Processing Plant ("LHPP") continues to operate and nickel and cobalt production in principle should not be affected, given the availability of concentrates stored to feed LHPP after the four-week period of care and maintenance, while production of copper concentrate on site will be reduced in proportion to the mine's downtime (Voisey's Bay produced 25kt of concentrated copper in 2019). The decision also affects the Voisey mine expansion project, currently underway, for the transition to underground operations.

o	Coal Processing Plants in Mozambique. Due to travel restrictions and equipment transportation resulting from the COVID-19 outbreak, the Company is reviewing plans for the shutdown of Mozambique's coal processing plant. The interruption of operations was expected to start in the second quarter of 2020 and a new date is under evaluation.

o	− Home-Office scheme. On March 16, 2020, the vast majority of our employees and third parties based in our corporate offices began working under the home-office regime. The measure aims to protect our employees by reducing the number of people in the same workspace and exposure to public spaces such as buses, subways and elevators.

o	Test kits and protective equipment in humanitarian aid. On March 22, 2020, we announced the purchase of 5 million rapid test kits for the new coronavirus (Covid-19) to help the Brazilian government fight the spread of the disease in the country. The amount acquired by Vale represents half of the units that the Ministry of Health considers to need at this time. We also acquired, from Chinese suppliers, personal protective equipment, such as glasses, gloves and masks, for doctors and nurses, which will be donated to the Brazilian government.

o	Teluk Rubiah Maritime Terminal ("TRMT"). On March 24, 2020, the Company temporarily halted its TRMT operations in Malaysia as it is temporarily unable to secure the minimum resources to operate the terminal safely. During the suspension of operations, ships heading to TRMT will be redirected and redistributed between the Mixing Company's facilities in China. The Company also expects a marginal cost increase due to additional logistics. On May 16, 2020, loading operations at the distribution center were resumed.

o	Temporary Help Pack for Suppliers. On March 24, 2020, the Company announced a series of aid initiatives for its suppliers during the crisis caused by the coronavirus pandemic. Initiatives include the advance of payments to more than 1,000 small and medium-sized suppliers in Brazil, the reduction of payment times for services and materials that will still be billed by approximately 3,000 small and medium-sized suppliers, and financial support to construction companies and workers allocated to projects that are being interrupted by the Company in order to reduce the flow of people in its facilities, increase the security of its employees and contractors and focus resources on essential activities for the country at this time. There will be no impact on the Company's work related to dam safety.

For more information on COVID's potential impacts on company results, see item 10.3 (c) of this Reference Form.

9. Relevant assets

9.1 Relevant non-current assets

The main assets of the Company’s non-current assets are described in items 9.1(a), 9.1(b) and 9.1(c) of this Reference Form.

With respect to the Company's Property, plant and equipment, the main assets consist of several properties, facilities, equipment and mining rights, as described in item 9.1 (a) of this Reference Form.

The following tables show the book value of the Company's Property, plant and equipment as at December 31st, 2019, by category and geographic location:

As at December 31st, 2019 (In R$ thousands)	Brazil	Canada	New Caledonia	Asia	Other	Total
Real Estate and Land	31,676,970	5,864,905	690,420	4,713,227	191,325	43,136,847
Equipment and facilities	43,989,528	7,688,509	990,477	5,854,868	3,111,414	61,634,796
Mining Assets	9,384,837	19,122,607	345,526	3,467,537	968,758	33,289,265
Other (1)	22,295,970	4,123,105	121,917	370,783	5,120,617	32,032,392
Under construction (2)	10,089,307	6,461,175	286,944	733,056	69,374	17,639,856
Total	117,436,612	43,260,301	2,435,284	15,139,471	9,461,488	187,733,156

(1) Computer equipment, Railways and Others.

(2) Property, plant and equipment under construction.

9.1 Relevant non-current assets / 9.1.a - Property, plant and equipment

Description of the Property, plant and equipment	Country Located	State Located	Municipal Located	Type of property
Integrated system for iron ore production from the Northern System	Brazil	DI	Various	N/A
Integrated system for iron ore production from the Southeast System	Brazil	DI	Various	N/A
Integrated system for iron ore production from the Southern System	Brazil	DI	Various	N/A
Tubarão I Pelletizing Plant	Brazil	ES	Vitória	Own
Tubarão II Pelletizing Plant	Brazil	ES	Vitória	Own
Tubarão III Pelletizing Plant	Brazil	ES	Vitória	Leased
Tubarão IV Pelletizing Plant	Brazil	ES	Vitória	Leased
Tubarão V Pelletizing Plant	Brazil	ES	Vitória	Leased
Tubarão VI Pelletizing Plant	Brazil	ES	Vitória	Leased
Tubarão VIII Pelletizing Plant	Brazil	ES	Vitória	Leased
Tubarão VIII Pelletizing Plant	Brazil	ES	Vitória	Own
São Luis Pelletizing Plant	Brazil	MA	São Luis	Own
Factory Pelletizing Plant	Brazil	MG	Congonhas	Own
Vargem Grande Pelletizing Plant	Brazil	MG	Nova Lima	Own
Integrated nickel production system: mine, processing plant, smelter	Canada		Sudbury	N/A
Integrated nickel production system: mine, processing plant, smelter	Canada		Thompson	N/A
Mine and nickel processing plant	Canada		Voisey's Bay	N/A
Manganese mines	Brazil	DI	Various	N/A
Iron Mines - various Central West System	Brazil	MS	Various	N/A
Sohar Port and Pelletizing Plant (see item 9.2)	Oman			N/A
Malaysian Ore Distribution Center (see item 9.2)	Malaysia			Own
Oman Pelletizing Plant	Oman			Own
Mine and nickel processing plant	New Caledonia		Noumea	N/A
PTVI Nickel Mine	Indonesia		Sorowako	N/A
Clydach Nickel Refinery	Wales		Clydach	Own
Sossego Mine	Brazil	PA	Various	N/A
Salobo Mine	Brazil	PA	Various	N/A
Onça Puma Mine	Brazil	PA	Various	N/A
Moatize thermal and metallurgical coal mine	Mozambique		Various	N/A
Port Colborne smelter of precious metals (see item 9.2)	Canada			Own
Iron alloy plant	Brazil	DI	Various	Own

Platinum Refinery	Great Britain (United Kingdom, UK)	Acton	Own
Taiwan Nickel Refinery	Taiwan	Kaoshing	Own
Matsuzaka Nickel Refinery	Japan	Matsuzaka	Own
Dalian Nickel Refinery	China	Dalian	Own

9.1 - Relevant non-current assets / 9.1.b - intangible assets, such as patents, trademarks, licenses, concessions, franchises and contracts to transfer technology and domain names in the global computer network

Type of asset	Description of asset	Lifetime	Events that may cause the loss of rights	Consequence of loss of rights
Concessions	Mining concessions in Brazil	Indefinite	Non-compliance with the current and ongoing Mineral Legislation: carrying out predatory mining, disabled mines without the communication and authorization of the competent body, not fulfilling repeated requests for routine inspections, mining in disagreement with the pre-established Economic Development Plan.	Interruption and/or the cancellation of mining operations in Brazil.
Concessions	Licenses and mining leases in Canada	2020-2040	Non-payment of mining tax or rental fees, failure to comply with legislation, non-application for renewal, refusal of the application renewal, non-fulfillment of renewal requirements.	Interruption and/or cancellation of mining and/or mineral exploration in Canada.
Concessions	Contract of work in Indonesia	2025

End of the contract period, annulment resulting from an illegality or irregularity found in the procedure or in the act of granting it and in case of bankruptcy or termination of the Concessionaire. Non-compliance with legislation.

The Contract of Work for Vale mines in Indonesia expires in 2025. However, according to the Mining Law, Vale may request at least two 10-year extensions, as special business license.

				Interruption and/or the cancellation of mining operations in Indonesia.
Concessions	Mining concessions in New Caledonia	2022-2051

Non-payment of fees, non-payment of lease/royalties, non-submission of activity report, lack of activity in concessions and no statement of indicated resource. Non-compliance with legislation.

VNC requested renewal of the concessions scheduled to expire before 2019. Vale may continue to operate while the approval process is in progress.

				Interruption and/or cancellation of mining operations in New Caledonia, impossibility of amassing mineral resources that allow our mining activities to be expanded outside the VNC project area.
Concessions	Mining concession in Mozambique	2032

In Mozambique, the hypotheses of losing the mining concession are mainly related to (i) the abandonment of the mine, (ii) the mining activities under health and safety conditions that are incompatible with the requirements of local legislation, (iii) non-payment of mineral production taxes and other taxes due as a result of developing mining activity; and (iv) the bankruptcy of the company. No demarcation of the area, non-payment of specific taxes, non-submission of work reports and not carrying out the work according to the mining plan.

The concession is entitled to 25-year extensions, subject to approval by the Government of Mozambique.

				Interruption and/or cancellation of mining operations in Mozambique.

Concessions	For more information on Exploration and Development of Public Services, see item 18.12 of this Reference Form.	30 years, to expire on 12/01/2026	Pursuant to clause 15 of the concession agreement, the concession will terminate in any of the following events: (i) end of the contractual term; (ii) nationalization; (iii) caducity; (iv) rescission; (v) annulment; (vi) bankruptcy or dissolution of MRS. Said clause of the concession agreement details each of the chances of extinction and in any of them, the grantor shall stipulate the procedures and means for undertaking the provision of the service without interruption of its continuity. In the event of termination of the concession agreement, the assets declared reversible will be indemnified by the grantor for the residual value of its cost, after deducting any depreciation and any increase resulting from a revaluation, being such cost subject to evaluation by the grantor. In addition, of the amount of indemnity due, the grantor will retain all amounts owed by the Company to the Federal, State, Federal District, Municipalities and RFFSA, in any capacity.

The consequence of ceasing to be entitled to operate the rail freight transportation service in the Southeast railway would be the interruption of its operations.

The termination of the concession agreement results in the loss of MRS's right to exclusively explore the public rail freight transportation service at the Southeast Grid. In this scenario, Vale, as a railroad user, would have to negotiate the transportation of the production from the Southern System with the possible new concessionaire of the railroad network.

Concessions	Concession to operate EFC cargo and passenger rail transport services	2027

The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Concessionaire.

Additional information on the “Period" field: 2027 (extendable for 30 years)

In 2016, Vale and other railroad concessionaires in Brazil, started discussions with the National Land Transportation Agency (“ANTT”) about the possibility of renewing their current concession agreements in advance. The approval of this process depends on the formal analysis of the technical and economic conditions by the Federal Government (Ministry of Infrastructure and Regulatory Agency - ANTT), Federal Audit Court (TCU) and Vale's Board of Directors. As a step in this process, nine Public Hearings took place in 2018 and ANTT completed the technical analyses, recognizing the feasibility of the early renewal of EFC and EFVM concession agreements, also approved by the Minister of Infrastructure of Brazil. The process is at its final stage, being analyzed by the Federal Audit Court (TCU), as determined by Federal Law No. 13,448 of 2017. With the early renewal of our concessions, the new agreements will come into force with additional performance indicators, new investment obligations and service provision standards.

The termination of the concession agreement results in the loss of Vale's right to exclusively explore the public rail freight transportation service at the EFC, which will represent the loss of the integrated mine-railroad-port model in the Northern System. In this case, there would be the need to hire transportation or capacity with the new railroad concessionaire.

Concessions	Concession to operate EFVM cargo and passenger rail transport services	2027

The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Concessionaire.

Additional information on the “Period" field: 2027 (extendable for 30 years)

In 2016, Vale and other railroad concessionaires in Brazil, started discussions with the National Land Transportation Agency (“ANTT”) about the possibility of renewing their current concession agreements in advance. The approval of this process depends on the formal analysis of the technical and economic conditions by the Federal Government (Ministry of Infrastructure and Regulatory Agency - ANTT), Federal Audit Court (TCU) and Vale's Board of Directors. As a step in this process, nine Public Hearings took place in 2018 and ANTT completed the technical analyses, recognizing the feasibility of the early renewal of EFC and EFVM concession agreements, also approved by the Minister of Infrastructure of Brazil. The process is at its final stage, being analyzed by the Federal Audit Court (TCU), as determined by Federal Law No. 13,448 of 2017. With the early renewal of our concessions, the new agreements will come into force with additional performance indicators, new investment obligations and service provision standards.

The termination of the concession agreement results in the loss of Vale's right to exclusively explore the public rail freight transportation service at the EFVM, which will represent the loss of the integrated mine-railroad-port model in the Southern System. In this case, there would be the need to hire transportation or capacity with the new railroad concessionaire.

Concessions	The Central-Eastern grid concession, belonging to the extinct Rede Ferroviária Federal S.A., granted to FCA	August 27th, 2026	Pursuant to the concession agreement, the concession will terminate in any of the following events: (i) end of the contractual term; (ii) nationalization; (iii) caducity; (iv) termination; (v) annulment; (vi) bankruptcy or dissolution of FCA. In such cases, the grantor will stipulate the procedures and means for assuming the provision of the service without breaking its continuity. In the event of termination of the concession agreement, the assets declared reversible will be indemnified by the grantor for the residual value of its cost, after deducting any depreciation and any increase resulting from a revaluation, being such cost subject to evaluation by the grantor. In addition, of the amount of indemnity due, the grantor will retain all amounts owed by the Company to the Federal, State, Federal District, Municipalities and RFFSA, in any capacity.	The termination of the concession contract results in the loss of FCA's right to exclusively explore the public rail freight service in the Central-East Network.
Concessions	Sub-concession Contract with the lease of the Ferrovia Norte Sul railway network	2038

The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Sub-concessionaire.

Additional information on the “Period" field: 2038 (extendable for 30 years)

				The termination of the concession contract results in the loss of FNS' right to exclusively explore the public service of rail freight transport on the North Section of the North and South Railway.
Concession	Management of the Northern Railway, General Cargo and	2035

According to the Concession Agreement, in its eighteenth clause, regarding the termination of the contract: Termination. The contract may only be terminated by the granting authority or by the company in the following cases: (i) termination of the contractual term; (ii) renunciation by CDN, that can only occur after five years from the

				Loss of the right to operate the railroad transport service / loss of the concession.

Passenger Transport on the Northern Railway

date of taking office which was on January 10, 2005, and must be made in writing at least 6 months in advance; (iii) force majeure; (iv) termination for noncompliance with the CDN, noncompliance that is not rectified by the CDN within the term required by the contract, will give rise to the right by the granting authority to terminate the contract; (v) termination for noncompliance with the granting authority; (vi) termination of the contract in case of unforeseeable alteration of circumstances. The aforementioned clause details each of the extinction hypotheses and, in any of them, the granting authority will stipulate the procedures and means for assuming the provision of services without breaking their continuity, as well as making the payment of the respective indemnities related to the rehabilitation works, development and society assets at the option of society. For further information, see item 18.12 of this Reference Form.

Concession	Management of the Port of Nacala, carrying out the services of Piloting, Towing, mooring and unblocking, stowage of ships at berth, cargo handling in warehouses, port trays and ships, storage and fuel, water and electricity supply to ships. For further information, see item 18.12 of this Reference Form.	2020

According to the Concession Agreement, in its eighteenth clause, regarding the termination of the contract: Termination. The contract may only be terminated by the granting authority or by the company in the following cases: (i) termination of the contractual term; (ii) renunciation by CDN PORT, that can only occur after five years from the date of taking office which was on January 10, 2005, and must be made in writing at least 6 months in advance; (iii) force majeure; (iv) termination for noncompliance with the CDN PORT, noncompliance that is not rectified by the CDN PORT within the term required by the contract, will give rise to the right by the granting authority to terminate the contract; (v) termination for noncompliance with the granting authority; (vi) termination of the contract in case of unforeseeable alteration of circumstances. The referred clause details each of the chances of extintion and in any of them, the grantor shall stipulate the procedures and means for undertaking the provision of the service without interruption of its continuity, as well as, shall make payment of the respective indemnities related to rehabilitation works, development and assets of the Company by the Company’s option. For further information, see item 18.12 of this Reference Form.

Loss of the right to operate the Port of Nacala / loss of concession.

Concession	Exclusive concession in the Port Terminal of Nacala-a-Velha, see item 18.12 of this document.	2042	The Concession Agreement may terminate by: (i) agreement between the parties, (ii) decision of the deadline of the concession period and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority, at the request of the concessionaire in in the event of an extraordinary event or event of force majeure or in case of political and legislative risk and of conflicts of interest of an institutional nature that makes it impossible to fulfill its obligations under this concession agreement.	Extinction / Loss of rights and transfer to the granting authority of any and all of its rights, title and interest in respect of the concession, including the assets of the Concession, and as the case may be, the Concessionaire's assets
Concession	Moatize-Malawi railroad concession and part of the Nacala-Velha railroad branch	2042	The Concession Agreement may terminate by: (i) agreement between the parties, (ii) decision of the deadline of the concession period and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority, at the request of the concessionaire in in the event of an extraordinary event or event of force majeure or in case of political and legislative risk and of conflicts of interest of an institutional nature that makes it impossible to fulfill its obligations under this concession agreement.	Extinction / Loss of rights and transfer to the granting authority of any and all of its rights, title and interest in respect of the concession, including the assets of the Concession, and as the case may be, the Concessionaire's assets
Concessions	Concession to use Public Property to generate electricity - Candonga HPP	2035

(i) The end of the final period of the agreement; (ii) expropriation; (iii) expiry; (iv) termination; (v) annulment arising from an illegality or irregularity found in the procedure or in the act of granting it; and (vi) bankruptcy or termination of the Concessionaire.

				Interruption and/or cancellation of the supply of own electricity generation.
Concessions	Concession to use Public Property to generate electricity - Estreito HPP	2037	(i) The end of the final period of the agreement; (ii) expropriation; (iii) expiry; (iv) termination; (v) annulment arising from an illegality or irregularity found in the procedure or in the act of granting it; and (vi) bankruptcy or termination of the Concessionaire.	Interruption and/or cancellation of the supply of own electricity generation.
Concessions	Concession to use Public Property to generate electricity - Machadinho HPP	2032	(i) Return of assets, after the agreement period has ended; (ii) expropriation; (iii) expiry.	Interruption and/or cancellation of the supply of own electricity generation.
Concessions	Concession to use hydroelectric power - PCH (Small Hydro) Nova Maurício	2021	End of the concession period	Interruption and/or cancellation of the supply of own electricity generation.
Concessions	Concession to use hydroelectric power - PCH (Small Hydro) Glória	2021	End of the concession period	Interruption and/or cancellation of the supply of own electricity generation.

Concessions	Concession to use hydraulic energy - PCH (Small Hydro) Mello	2025	End of the concession period	Interruption and/or cancellation of the supply of own electricity generation.
Trademarks	Registration of the "Vale” Trademark No. 829354905, nominative, class 37	2020

From an administrative perspective (INPI), trademark registrations already granted may be challenged by invalidity proceedings, or may be subject to partial or total lapse of time, if the trademark is not being used in the manner for which registration was granted. Judicially, third parties may ask for the records to be annulled, alleging infringement of their intellectual property rights. Trademark registrations are maintained through periodic payments to INPI. The payment of the fees and the continued use of the trademarks is essential to avoid the termination of the registrations and the consequent transfer of the rights of the holder.

Additional information on the “Period" field: 2020 (extendable for 10 years)

				The loss of trademark rights implies the impossibility of preventing third parties from using identical or similar trademarks to put on competing services or products, since the owner no longer holds the right to exclusively use them. The holder may also be criminally or civilly sued, for improper use in case of violating third party rights, and may result in not being able to use the trademarks in the carry out their activities. It is not possible to quantify the impact of these hypotheses.
Licenses/Domain name on the World Wide Web	Domain name on the World Wide Web: Vale.com.br	September 16th, 2021

The loss of rights related to these assets is related to: (i) non-payment of the domain maintenance; (ii) verification, at the time of registration or later, of the use of CNPJ, CPF, company name or false, invalid, incorrect or outdated name; (iii) failure to submit the documents in a timely manner; (iv) by a court order; and (v) by express request of the registrant of the domain.

				There is no way to quantify the impact, but if the domain name is lost, it may be registered by third parties.
Licenses/Domain name on the World Wide Web	Domain name on the World Wide Web: Vale.com	October 7th, 2021	The loss of rights related to these assets is related to: (i) non-payment of the domain maintenance; (ii) verification, at the time of registration or later, of the use of CNPJ, CPF, company name or false, invalid, incorrect or outdated name; (iii) failure to submit the documents in a timely manner; (iv) by a court order; and (v) by express request of the registrant of the domain.	There is no way to quantify the impact, but if the domain name is lost, it may be registered by third parties.
Concession	Concession Agreement for the management and operation of the railway line in Malawi	30 years, ends on 01/01/2046

The Concession Agreement will be terminated in the following circumstances, pursuant to Clause 63: (a) expiration of the term; (b) mutual term; (c) Concessionaire default for (i) any false or incorrect representation or warranty by the concessionaire that affects the concessionaire's ability to perform material obligations under the contract; (ii) voluntary filing for bankruptcy; (iii) appointment of a provisional liquidator for the liquidation of the concessionaire (iv) issuance by a court of a liquidation order for the Concessionaire that is not suspended or reversed within 30 days; (d) material breach by the concessionaire of any of its obligations. (e) termination for noncompliance of the owner by: (i) any ideological misrepresentation or assurance made by the Government that affects the ability of the Government to perform the material obligations under the contract; (ii)

				The consequence of the loss of the right to the management and operation of the Malawi railway would be the interruption of its operations.

expropriation, repossession of any right or other real property by the Government of any share capital or shares of the concessionaire without compensation or that results in an increase in the Government's effective participation in the concessionaire; (f) amalgamation, reorganization, reconstruction, privatization or other dissolution of the owner; (g) material breach by the Government of any obligations; (h) changes to any applicable regulations; (i) change to the interpretation of any applicable regulation. For more information, see item 18.12 of this Reference Form.

Concession	Concession of the Kachasu railway as part of the Nacala Railway Project	30 years, ending on 01/01/2046	Pursuant to clause 32, a concession agreement will be terminated for: (a) the event of default by the Government arising from: (i) noncompliance with any obligations that have a material adverse effect on the concessionaire; (ii) false or incorrect representation or guarantee by the Government; (iii) a change in the law that makes the exercise by the concessionaire and the Government of any of its rights/obligations or illegal, void or unenforceable performance; (iv) removal of any part of the Concessionaire's Railroad; (v) commission of any corrupt act by the Government entitles the concessionaire to terminate the agreement, or (vi) expropriation. For more information, see item 18.12 of this Reference Form.	Interruption and / or cancellation of coal transport operations from the Moatize Coal Mine in the Province of Tete to Nacala-a-Velha, Nampula, Republic of Mozambique

9.1 - Relevant non-current assets / 9.1.c - Investments in companies

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Aços Laminados do Pará S.A.	10.335.963/0001-08	-	Subsidiary	Brazil	RJ	Rio de Janeiro	100.000000

Description of the activities developed	Develop technical and economic feasibility studies, as well as market studies, business plans, and other related studies aimed at the implementation of an integrated steel plant in Marabá ("Project"), Pará, which will be dedicated to steel production, comprising one or more sintering plants, a coke oven, blast furnace, steelworks and caster/finishing machines of the Project, including market, engineering and environmental assessments, budgets and tax and economic analyzes (the "Project Study"); acquire the property where the Project will be set up and sign the necessary contracts for that acquisition; obtain the licenses required to implement the Project, including, but not limited to, environmental licenses; negotiate all commercial contracts needed to implement the Project, including the supply of iron ore/pellets, coal supply contracts, iron alloys, logistics services contracts, among others.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	5.494505	0.000000	0.00
12/31/2018	-6.185567	0.000000	0.00
12/31/2017	-71.70843	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	96,000,000.00

Reasons for acquiring and maintaining this shareholding		Promote the consumption of iron ore in Brazil by investing in a steel products company.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Biopalma da Amazônia S.A., Reflorestamento, Indústria e Comércio.	08.581.205/0001-10	-	Subsidiary	Brazil	PA	Belém	99.670000

Description of the activities developed	The cultivation of oil palm and other plant species; The extraction, processing and marketing of its oils.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-97.371879	0.000000	0.00
12/31/2018	-23.440644	0.000000	0.00
12/31/2017	15.985998	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	20,000,000.00

Reasons for acquiring and maintaining this shareholding		The use of the palm oil production complex located in the State of Pará.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Companhia Portuária da Baia de Sepetiba	72.372.998/0001-66	-	Subsidiary	Brazil	RJ	Rio de Janeiro	100.000000

Description of the activities developed	The construction and operation of a port facility, also for private use, located within the Sepetiba Port area of Rio de Janeiro, specialized in the handling and storage of iron ore and its iron products. In a subsidiary and supplementary manner, the company may carry out port operations with other types of solid bulk, provided that these subsidiary operations do not affect the main operations. The company is forbidden to carry out any acts that are outside the scope of its object, except with the express authorization of Companhia Docas do Rio de Janeiro – CDRJ.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-19.565217	0.000000	0.00
12/31/2018	3.370787	0.000000	143.000.000.00
12/31/2017	-37.906977	0.000000	318.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	222,000,000.00

Reasons for acquiring and maintaining this shareholding		Provision of port services for iron ore operations.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Ferrous Resources Limited	08.842.953/0001-09	-	Subsidiary	Isle of Man	-	-	100.000000

Description of the activities developed	The supply of iron ore through the acquisition of mineral resources and the development of ore processing plants.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	100.000000	0.000000	0.00
12/31/2018	0.000000	0.000000	0.00
12/31/2017	0.000000	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	1,965,000,000.00

Reasons for acquiring and maintaining this shareholding		Access to additional reserves of iron ore.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
New Steel Global	29.875.537/0001-87	-	Subsidiary	The Netherlands	-	-	100.000000

Description of the activities developed	The installation and operation of industrial ore processing plants, as well as the provision of consulting services for mining.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	100.000000	0.000000	0.00
12/31/2018	0.000000	0.000000	0.00
12/31/2017	0.000000	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	1,865,000,000.00

Reasons for acquiring and maintaining this shareholding		The development of technologies for the processing to beneficiation of iron ore.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Salobo Metais S.A.	33.931.478/0001-94	-	Subsidiary	Brazil	RJ	Rio de Janeiro	100.000000

Description of the activities developed	Exploitation of mineral deposits in Brazil, and in particular the Salobo field, located in the Serra dos Carajás, state and city of Maraba, Para State, subject of Mining Ordinance No. 1121, of 07/14/87, comprising the Mining, processing, smelting, refining, transportation and sale of copper, gold and its by-products.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	4.637925	0.000000	1.718.000.000.00
12/31/2018	12.385947	0.000000	1.094.000.000.00
12/31/2017	11.429239	0.000000	417.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	11,213,000,000.00

Reasons for acquiring and maintaining this shareholding		Operation of the Salobo copper deposit in Brazil.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Vale Holdings B.V.	00.000.000/0000-00	-	Subsidiary	Holland	-	-	100.000000

Description of the activities developed	Acquisition and administration of shares and interests in companies/associations of any kind and investments in assets; control and manage one or more activities that are related to any of the companies in which it holds an interest or has invested in its assets; exercise any and all activities needed or are useful so that the aforementioned objectives can be achieved.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	100.000000	0.000000	0.00
12/31/2018	0.000000	0.000000	0.00
12/31/2017	0.000000	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	10,448,000,000.00

Reasons for acquiring and maintaining this shareholding		Holding company of the mineral exploration company worldwide.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Vale Canada Limited	22.252.122/0001-08	-	Subsidiary	Canada	-	Toronto	100.000000

Description of the activities developed	Vale Canada Limited is a leading producer of nickel and specialty nickel products with added value. In addition, they also produce copper and other by-products, such as precious metals, platinum group metals, cobalt, sulfuric acid, and liquid sulfur dioxide.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-44.540967	0.000000	0.00
12/31/2018	18.306569	0.000000	0.00
12/31/2017	-1.918671	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	11,236,000,000.00

Reasons for acquiring and maintaining this shareholding		Run nickel and by-product operations (copper, cobalt, platinum group metals and other precious metals) in Canada, the United Kingdom and Indonesia.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Vale International SA	05.542.296/0001-96	-	Subsidiary	Switzerland	-	-	100,000000

Description of the activities developed	Acquire, hold, manage and sell direct or indirect interests in companies or companies, mainly abroad; trade and distribute the products of group companies, develop customer relationships and provide technical assistance, including product development and production planning, to customers and group companies worldwide; to carry out research and development activities in the mining, logistics and energy sectors; finance companies and group companies and provide commercial, financial, administrative and legal services to other companies and group companies in Switzerland and abroad. The company may carry out any activities related to its object, or favor it, namely manage and define property rights and/or license of patents, trademarks of any kind, know-how and any other intellectual property rights, buy, hold and sell real estate.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	8.903788	0.000000	0.00
12/31/2018	59.286284	0.000000	0.00
12/31/2017	21.119630	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	71,797,000,000.00

Reasons for acquiring and maintaining this shareholding		Carrying out financial transactions and commercial activities.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Vale Malaysia Minerals Sdn. Bhd.	00.000.000/0000-00	-	Subsidiary	Malaysia			100.000000

Description of the activities developed	The purpose of Vale Malaysia Minerals is to conduct port and offshore terminal operations in Malaysia.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	5.105566	0.000000	0.00
12/31/2018	22.790478	0.000000	0.00
12/31/2017	8.683402	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	5,476,000,000.00

Reasons for acquiring and maintaining this shareholding		Performing port and offshore terminal operations.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Vale Manganês S.A.	15.144.306/0001-99	-	Subsidiary	Brazil	BA	Simões Filho	100.000000

Description of the activities developed	The ironwork industry, metallurgy, industry and trade of iron alloys; mineral exploitation, including research, mining, processing, transport, trade, import and export of mineral substances, on its own account or in association with other undertakings; reforestation; the extraction, production, trade, import and export of wood and charcoal and other goods of mineral or vegetable origin used in their production processes and their by-products; trade in the import and export of goods related or needed for its activities, including equipment, supplies and various materials; any other related activities that do not conflict with its purpose or with the legislation in force.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-4.500703	0.000000	0.00
12/31/2018	4.712813	0.000000	0.00
12/31/2017	14.117647	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	679,000,000.00

Reasons for acquiring and maintaining this shareholding	Running iron alloy and manganese operations in Brazil.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Vale Shipping Holding Pte. Ltd.	00.000.000/0000-00	-	Subsidiary	Singapore	-	-	100.000000

Description of the activities developed	The main activities are related to the ownership, chartering and operation of vessels.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	5.758808	0.000000	0.00
12/31/2018	-84.186844	0.000000	0.00
12/31/2017	1.88844	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	1,561,000,000.00

Reasons for acquiring and maintaining this shareholding		Management of operations with vessels and logistical support.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Aliança Geração de Energia S.A.	12.009.135/0001-05	-	Affiliate	Brazil	MG	Belo Horizonte	55.000000

Description of the activities developed	Study, planning, construction and exploration of electricity generation and marketing systems, with a view to economic and commercial exploitation; provision of technical and advisory services, in the area of operation, to companies in Brazil and abroad; and participation in other electric power generation companies or projects.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	0.63762	0.000000	111.000.000.00
12/31/2018	-0.370566	0.000000	88.000.000.00
12/31/2017	-0.369198	0.000000	93.000.000.00

Date	Value (R$)	Date	Value (R$)
12/31/2019	-	12/31/2019	1,894,000,000.00

Reasons for acquiring and maintaining this shareholding		Supply of a significant volume of self-produced energy to Vale in Brazil through long-term supply agreements and an energy investment vehicle to meet Vale's growing demand for renewable electricity.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Aliança Norte Energia Participações S.A.	11.995.335/0001-03	-	Affiliate	Brazil	MG	Belo Horizonte	51.000000

Description of the activities developed	Generation, transmission, distribution and sale of electric power, and participation in other companies or consortia, including involving hydroelectric power projects.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	2.866242	0.000000	0.00
12/31/2018	18.714556	0.000000	0.00
12/31/2017	9.52381	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	646,000,000.00

Reasons for acquiring and maintaining this shareholding		Vale's indirect interest in the Belo Monte Hydroelectric Power Plant, one of the main energy suppliers to Vale in Brazil through a long-term supply agreement.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
California Steel Industries, Inc.	00.000.000/0000-00	-	Affiliate	United States	-	-	50.000000

Description of the activities developed	Development of any type of activity that is not illegal in the State of Delaware.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	1.77453	0.000000	117.000.000.00
12/31/2018	44.494721	0.000000	114.000.000.00
12/31/2017	9.768212	0.000000	88.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	975,000,000.00

Reasons for acquiring and maintaining this shareholding		Carry out re-rolling operations in the USA.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
CSP - Companhia Siderúrgica do Pecém	09.509.535/0001-67	-	Affiliate	Brazil	RJ	Rio de Janeiro	50.000000

Description of the activities developed	The Company's aims to develop a steel production complex in the State of Ceará, consisting of a steel mill dedicated to the production and export of steel plates.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	0.000000	0.000000	0.00
12/31/2018	0.000000	0.000000	0.00
12/31/2017	0.000000	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	0.00

Reasons for acquiring and maintaining this shareholding		Investment made to increase Vale's interest in the iron ore market in the Atlantic.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Companhia Coreano-Brasileira de Pelotização – Kobrasco	33.931.494/0001-87	-	Affiliate	Brazil	ES	Vitória	50.000000

Description of the activities developed	Production and sale of iron ore pellets, as well as other activities directly or indirectly related to its object, including import, export and the provision of services of any nature, and may also hold an interest, under any type, in other companies.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-12.376238	0.000000	253.000.000.00
12/31/2018	36.949153	0.000000	121.000.000.00
12/31/2017	33.484163	0.000000	62.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	354,000,000.00

Reasons for acquiring and maintaining this shareholding		Production and sale of iron ore pellets and the execution of any activities, directly or indirectly, related to the production and sale of iron ore pellets. The Company may also hold an interest in other industrial and/or commercial activities related to its main purpose, as well as hold an interest, in whichever manner, in other ventures in Brazil.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Companhia Hispano-Brasileira de Pelotização – Hispanobrás	27.240.092/0001-33	-	Affiliate	Brazil	ES	Vitória	50.890000

Description of the activities developed	Production and sale of iron ore pellets and the execution of any activities, directly or indirectly, related to the production and sale of iron ore pellets. The Company may also hold an interest in other industrial and/or commercial activities related to its main purpose, as well as hold an interest, in whichever manner, in other ventures in Brazil.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-12.074303	0.000000	200.000.000.00
12/31/2018	19.62963	0.000000	86.000.000.00
12/31/2017	41.361257	0.000000	53.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	284,000,000.00

Reasons for acquiring and maintaining this shareholding		Expand Vale's share of the Brazilian pellet market.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Companhia Ítalo-Brasileira de Pelotização – Itabrasco	27.063.874/0001-44	-	Affiliate	Brazil	ES	Vitória	50.900000

Description of the activities developed	Production and sale of iron ore pellets and the execution of any activities, directly or indirectly, related to the production and sale of iron ore pellets. The Company may also hold an interest in other industrial and/or commercial activities related to its main purpose, as well as hold an interest, in whichever manner, in other ventures in Brazil.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-16.025641	0.000000	219.000.000.00
12/31/2018	18.631179	0.000000	122.000.000.00
12/31/2017	17.93722	0.000000	54.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	262,000,000.00

Reasons for acquiring and maintaining this shareholding		Expand Vale's share of the Brazilian pellet market.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Companhia Nipo-Brasileira de Pelotização – Nibrasco	27.251.842/0001-72	-	Affiliate	Brazil	ES	Vitória	51.000000

Description of the activities developed	Production and sale of iron ore pellets and the execution of any other activities, directly or indirectly, related to the production and sale of iron ore pellets. The company may also focus on other industrial and/or commercial activities related to its main activity and hold an interest, in whichever manner, in other ventures in Brazil.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	5.217391	0.000000	365.000.000.00
12/31/2018	26.931567	0.000000	255.000.000.00
12/31/2017	28.328612	0.000000	96.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	605,000,000.00

Reasons for acquiring and maintaining this shareholding		Expand Vale's share of the Brazilian pellet market.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
MRS Logística S.A.	01.417.222/0001-77	1794-9	Affiliate	Brazil	RJ	Rio de Janeiro	48.160000

Description of the activities developed	Provide rail freight services; to operate loading, unloading, storage and transshipment services in the stations, yards and on the railway lines subject to the concession; to use modal transport related to rail transport; to act, under the law, as a port operator, performing goods handling and storage services and operations going to or from waterway transport; participate in projects that aim to promote the socio-economic development of the areas of influence, aimed at expanding railway services granted; and perform all of the activities related to those described above; and to carry out other activities based on the Company's infrastructure.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	4.006243	0.000000	120.000.000.00
12/31/2018	12.33197	0.000000	106.000.000.00
12/31/2017	7.474874	0.000000	95.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	1,999,000,000.00

Reasons for acquiring and maintaining this shareholding		Provision of logistics services for iron ore and pellet operations.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
VLI S.A.	12.563.794/0001-80	-	Affiliate	Brazil	SP	São Paulo	37.600000

Description of the activities developed	VLI SA aims to provide integrated cargo transport services using railways and roads, construction, maintenance, monitoring, operating railways and/or own or third-party rail traffic, construction, operating own maritime terminals or third party terminals, to exploit, with own or third-party vessels, long-distance maritime trade, cabotage and inland waterway transport of cargo in general, including port support navigation, exploitation of activities directly or indirectly related to cargo transport services.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-1.385960	0.000000	37.000.000.00

12/31/2018	3.653966	0.000000	28.000.000.00
12/31/2017	1.393287	0.000000	62.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	3,273,000,000.00

Reasons for acquiring and maintaining this shareholding		Carrying out integrated cargo transport

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Henan Longyu Energy Resources Co. Ltd.	00.000.000/0000-00	-	Affiliate	China	-	-	25.000000

Description of the activities developed	Exploration and development of coal resources; production, washing, processing, trading and sales (including export) of coal and other related products; the use, for various purposes, of coal mining resources; production and repair of mechanical and electrical mining products, equipment rental and the treatment of tailings; and the provision of technical and post-sale consulting services in relation to the above items. The Company may adjust its corporate purpose, based on the need for business development and its own capacity, upon approval at the general shareholders' meeting and the relevant governmental authorities.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	-100.000000	0.000000	0.00
12/31/2018	17.175573	0.000000	0.00
12/31/2017	12.809473	0.000000	0.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	0.00

Reasons for acquiring and maintaining this shareholding		Hold stake in the company that owns coal assets in China.

Company Name	CNPJ	CVM Code	Type of Company	Host Country	Host State (Federation Unit)	Host Municipality	Issuer share (%)
Minerações Brasileiras Reunidas S.A. – MBR	33.417.445/0001-20	-	Subsidiary	Brazil	MG	Nova Lima	98.310000

Description of the activities developed	The mining industry, including research and mining; the provision of technical services especially to mining companies; transportation, processing, shipment and the trading of ore, on their own account or by third parties; the export and import of ores; shareholding in other companies, especially those engaged in mining or transportation, industrialization, shipment and trade in ore; the provision of transport services, port and waterway support.

Financial Year	Book value - variance (%)	Market value - variance (%)	Amount of dividends received (Reais)	Market Value		Book Value
12/31/2019	44.131944	0.000000	901.000.000.00
12/31/2018	6.331918	0.000000	866.000.000.00
12/31/2017	-13.494091	0.000000	542.000.000.00
				Date	Value (R$)	Date	Value (R$)
				12/31/2019	-	12/31/2019	8,302,000,000.00

Reasons for acquiring and maintaining this shareholding		Running iron ore operations in Brazil.

9.2 – Other relevant information

Additional Information relating to Item 9.1 (a)

Due to system limitations, information regarding item 9.1 (a) is given below:

Description of the asset	Country of location	UF of location	Municipality of location	Type of property
Sohar Port and Pelletizing Plant	Oman		Sohar	N/A
Malaysian Ore Distribution Center	Malaysia		Perak	Proper
Port Colborne smelter of precious metals	Canada		Ontario	Proper

Additional Information relating to Item 9.1 (b)

Trademarks, Patents and Computer Programs

On December 31st, 2019, Vale recognized as intangible assets of Intellectual Property a total of 5,126 processes worldwide, in a total of 84 countries (180 patents in Brazil and 702 abroad; 689 trademark processes in Brazil and 1,483 abroad; 397 domain names in Brazil and 1,557 abroad, and 117 computer programs in Brazil and 1 abroad).

The VALE brand is protected in Brazil and abroad in several other categories of products and services, in its nominative, mixed and figurative forms.

Concessions and Authorizations

With respect to the concessions of MRS, FCA and FNS mentioned in item 9.1 (b), the Company clarifies that, since MRS is an affiliate of Vale and FCA and FNS are subsidiaries of VLI (also an affiliate of Vale), the referred MRS and FCA concessions are not recorded in Vale's consolidated financial statements. Notwithstanding this fact, considering the importance of concessions to the Company's operations, the Company included them in item 9.1 (b).

Additionally, due to system limitations, the following are some tables related to item 9.1 (b)

Leases (CPBS)	Lease agreement between Companhia DOCAS do Rio de Janeiro (CDRJ) and Companhia Portuária de Sepetiba	25 years, to expire in 2026	The unilateral termination can be declared by means of a summary procedure that assures to the lessee the right to defense, in the following events, including other events set out in the agreement: a) failure to perform the works, unjustified delay in the deployment of the Terminal, performance that is not consistent with the provisions of the agreement; b) breach of legal, regulatory or contractual obligations; c) defaults on guaranteed financial obligations.	Interruption of operations
Authorizations (TIG)	The Authorization includes handling and/or storage, in the Terminal, of own and third-party goods intended for or coming from water	25 years, to expire on 12/25/2039	The revocation penalty may be applied by the contract-letting agency upon a proposal by ANTAQ, considering the seriousness of the breach, in the following events: I- failure to comply with the notice requiring the performance of the works or operation of the port facility within 60 days; II- the inspection by ANTAQ has	Interruption of operations

	transportation, in the form of exploration for mixed private use, as provided for in sub-item "b" of item II of paragraph 2 of the article 4 of Law 8,630 of 1993.		been prevented or hindered; III- failure to comply with the specified time limits for the provision of documents or information required in this agreement or regulations edited by ANTAQ, or when requested by the Agency; IV- unjustified failure to comply with the schedule relating to the construction, operation and investments in the port facility subject to this authorization; V- the required conditions to achieve the purpose of this authorization cease to be satisfied or in the event of their irregular transfer; VI- performance of the following acts without the prior express approval of the contract-letting agency: a) transferring the authorization to another person; b) changing the type of cargo being handled; or c) expanding the area of the port facility; VII- in the event of any other breach that may be determined by ANTAQ and to which the revocation penalty applies.
Authorizations (TMPM)	Adhesion Agreement made by and between the Federal Government, through ANTAQ, and company Vale S.A. The authorized legal entity will explore the Port Facility on its own account and risk.	25 years, to expire on 09/25/2039	The revocation penalty may be applied by the contract-letting agency upon a proposal by ANTAQ, considering the seriousness of the breach, in the following events: I- failure to comply with the notice requiring the performance of the works or operation of the port facility within 60 days; II- the inspection by ANTAQ has been prevented or hindered; III- failure to comply with the specified time limits for the provision of documents or information required in this agreement or regulations edited by ANTAQ, or when requested by the Agency; IV- unjustified failure to comply with the schedule relating to the construction, operation and investments in the port facility subject to the authorization; V- the required conditions to achieve the purpose of this authorization cease to be satisfied or in the event of their irregular transfer; VI- performance of the following acts without the prior express approval of the contract-letting agency: a) transferring the authorization to another person; b) changing the type of cargo being handled; or c) expanding the area of the port facility; VII- in the event of any other breach that may be determined by ANTAQ and to which the revocation penalty applies.	Interruption of operations
Authorizations (Tubarão)	Adhesion Agreement made by and between the Federal Government, through ANTAQ, and company Vale S.A.	25 years, to expire on 09/25/2039	The revocation penalty may be applied by the contract-letting agency upon a proposal by ANTAQ, considering the seriousness of the breach, in the following events: I- failure to comply with the notice requiring the performance of the works or operation of the port facility within 60 days; II- the inspection by ANTAQ has been prevented or hindered; III- failure to comply with the specified time limits for	Interruption of operations

	The authorized legal entity will explore the Port Facility on its own account and risk.		the provision of documents or information required in this agreement or regulations edited by ANTAQ, or when requested by the Agency; IV- unjustified failure to comply with the schedule relating to the construction, operation and investments in the port facility subject to this authorization; V- the required conditions to achieve the purpose of this authorization cease to be satisfied or in the event of their irregular transfer; VI- performance of the following acts without the prior express approval of the contract-letting agency: a) transferring the authorization to another person; b) changing the type of cargo being handled; or c) expanding the area of the port facility; VII- in the event of any other breach that may be determined by ANTAQ and to which the revocation penalty applies.
Authorizations (Praia Mole)	Adhesion Agreement made by and between the Federal Government, through ANTAQ, and company Vale S.A. The authorized legal entity will explore the Port Facility on its own account and risk.	25 years, to expire on 09/25/2039	The revocation penalty may be applied by the contract-letting agency upon a proposal by ANTAQ, considering the seriousness of the breach, in the following events: I- failure to comply with the notice requiring the performance of the works or operation of the port facility within 60 days; II- the inspection by ANTAQ has been prevented or hindered; III- failure to comply with the specified time limits for the provision of documents or information required in this agreement or regulations edited by ANTAQ, or when requested by the Agency; IV- unjustified failure to comply with the schedule relating to the construction, operation and investments in the port facility subject to this authorization; V- the required conditions to achieve the purpose of this authorization cease to be satisfied or in the event of their irregular transfer; VI- performance of the following acts without the prior express approval of the contract-letting agency: a) transferring the authorization to another person; b) changing the type of cargo being handled; or c) expanding the area of the port facility; VII- in the event of any other breach that may be determined by ANTAQ and to which the revocation penalty applies.	Interruption of operations
Leases	Agreement made by and between EMAP, the locator (Empresa Maranhense de Administração Portuária) and Vale S.A., the lessee, for the lease of an area of 53,600m2, located in zone 14 of the development	20 years, to expire in 10/2022	Without prejudice to any other provision of the contract, it may be rescinded by EMAP, judicially or extrajudicially, when the following cases occur: a)if the contract is transferred to another, or if the leased area is loaned or sublet to third parties, without the consent of EMAP; b) if the lessee, Vale S.A, prevents or hinders the inspection by EMAP, or other port authorities operating in the port; c) if the lessee makes use of the site for a purpose not specified in the agreement, or fails to	Interruption of operations

	and zoning plan – PDZ of the Itaqui Port, in São Luiz-MA.		maintain the facilities in good condition of cleaning and conservation; d) if the lessee fails to meet the time limit specified in the agreement for deployment of the proposed project comprising the performance of the works and allocation of the equipment; e) if the lessee fails to perform any other provision of the agreement; f) in the event of bankruptcy or liquidation of the lessee.
Concession of the Port Infrastructure of the Port Coal Terminal of Nacala-a-Velha	Exclusive concession and right, at its own risk, to design, construct, operate, manage, own, rehabilitate, maintain, finance, develop and commercially operate port infrastructures at the Nacala-à-Velha Port Terminal, not limited to to the handling of coal products, including other ores and related inputs.	2042	The Concession Agreement may terminate by: (i) agreement between the parties, (ii) decision of the deadline of the concession period and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority, at the request of the concessionaire in in the event of an extraordinary event or event of force majeure or in case of political and legislative risk and of conflicts of interest of an institutional nature that makes it impossible to fulfill its obligations under this concession agreement.

Extinction / Loss of rights and transfer to the granting authority of any and all of its rights, title and interest in respect of the concession, including the assets of the Concession, and as the case may be, the assets of the Concessionaire

Concession of the Moatize-Malawi railway lines and the Nacala-Velha railway line between Mussoril and Ponta Namuaxi	Railway Concession and right to design, construct, operate, manage, own, rehabilitate, maintain, finance, develop, commercially exploit railway infrastructures	2042	The Concession Agreement may terminate by: (i) agreement between the parties, (ii) decision of the deadline of the concession period and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority, at the request of the concessionaire in in the event of an extraordinary event or event of force majeure or in case of political and legislative risk and of conflicts of interest of an institutional nature that makes it impossible to fulfill its obligations under this concession agreement.	Extinction / Loss of rights and transfer to the granting authority of any and all of its rights, title and interest in respect of the concession, including the assets of the Concession, and as the case may be, the Concessionaire's assets
Vale Logistics Limited (“VLL”) concession agreement	Concession to build, own and operate the Kachasu railway line on the eastern border with Mozambique to the Nkaya border in Malawi as part of the	30 years and ends on January 1, 2046

VLL Concession Agreement Concession to build, own and operate the Kachasu railway line on the eastern border with Mozambique to the Nkaya border in Malawi, as part of the Nacala Railway Project 30 years due on January 1st, 2046. Pursuant to clause 32, the Concession Agreement will be terminated

				Interruption and / or cancellation of coal transport operations from the Moatize Coal Mine in the Province of Tete to Nacala-a-Velha, Nampula,

Nacala Railway Project	for: (a) Government default event resulting from: (i) noncompliance with any obligations that have a material adverse effect on the Concessionaire; (ii) misrepresentation or incorrect representation or guarantee by the Government; (iii) an amendment to the law that makes the exercise by the concessionaire and the Government of any of its rights/obligations or performance illegal, null or unenforceable; (iv) removal of any part of the Concessionaire’s railway; (v) practice of any act of corruption by the Government entitles the concessionaire to terminate the agreement, or (vi) expropriation; (b) event of default by the concessionaire arising from: (i) failure of the concessionaire to make any payment due to the Government; (ii) default of the concessionaire in the payment of any other amounts owed to the Government; (iii) default of the concessionaire in any relevant aspect in the performance of any other relevant obligations of the concessionaire; (iv) false or incorrect representation or warranty of the dealer that has a material effect on the concessionaire's ability to meet its obligations; (v) failure of the concessionaire to complete the construction of the railroad until the date of the long stoppage (vi) abandonment of the project by the concessionaire (vii) assignment by the concessionaire of all or substantially all of its assets to the benefit of creditors other than an assignment incurred in the ordinary course of business; (vii) a voluntary petition by the concessionaire for the appointment of a trustee or receiver for all or a substantial part of its assets; (viii) initiated by the concessionaire of bankruptcy, reorganization, arrangement (except a plan of agreement that does not involve an insolvent concessionaire), (ix) if the Concessionaire commits any corrupt act.	Republic of Mozambique

10. Comentários dos Diretores

10.1 - Condições financeiras e patrimoniais gerais

As informações financeiras incluídas neste item do Formulário de Referência, exceto quando mencionado de outra forma, referem-se às demonstrações financeiras consolidadas da Vale S.A. (“Vale” ou “Companhia”), elaboradas em conformidade com as normas internacionais de relatório financeiro (“IFRS”) emitidas pelo International Accounting Standards Board (“IASB”), e com as práticas contábeis adotadas no Brasil, que compreendem as práticas contábeis previstas na Lei nº 6.404/76 e os pronunciamentos, orientações e interpretações emitidos pelo Comitê de Pronunciamentos Contábeis – CPC e aprovados pela Comissão de Valores Mobiliários (“CVM”), relativas aos exercícios sociais encerrados em 31 de dezembro de 2019, 2018 e 2017.

As informações constantes neste item 10 do Formulário de Referência devem ser lidas e analisadas em conjunto com as demonstrações financeiras consolidadas da Vale, disponíveis no website da Companhia (www.vale.com) e no website da Comissão de Valores Mobiliários (www.cvm.gov.br).

a. Condições financeiras e patrimoniais gerais

A Companhia apresenta condições financeiras e patrimoniais suficientes para implementar seu plano de negócio e cumprir suas obrigações de curto e médio prazo, conforme apresentado abaixo:

	Em 31 de dezembro de
(em bilhões de reais)	2019	2018	2017
Ativo circulante (1)	68,698	59,256	62,701
Ativo não circulante	300,973	282,457	265,396
Passivo circulante (2)	55,806	35,285	43,357
Passivo não circulante	156,716	132,745	136,634
Patrimônio líquido dos acionistas controladores	161,480	170,403	143,758
Liquidez corrente (3)	1,23	1,68	1,45
Liquidez geral (4)	1,74	2,03	1,82

(1) Inclui o saldo de ativos não circulantes mantidos para venda.

(2) Inclui o saldo de passivos relacionados a ativos não circulantes mantidos para venda.

(3) O índice de liquidez corrente é calculado dividindo-se o ativo circulante pelo passivo circulante.

(4) O índice de liquidez geral é calculado dividindo-se a soma do ativo circulante e ativo não circulante pela soma do passivo circulante e passivo não circulante.

Em 31 de dezembro de 2019, o índice de liquidez corrente utilizado para avaliar a capacidade de pagamento das obrigações de curto prazo da Companhia, totalizou 1,23, comparado a 1,68 em 31 de dezembro de 2018. O índice de liquidez geral também sofreu variação negativa em relação ao mesmo período de 2018. A redução dos índices é decorrente principalmente do reconhecimento dos passivos relacionados ao (i) rompimento da barragem de rejeitos em Brumadinho no montante de R$ 6,319 bilhões e R$ 5,703 bilhões no circulante e não circulante, respectivamente e (ii) descaracterização de barragens no montante de R$1,247 bilhão e R$ 8,787 bilhões no circulante e não circulante, respectivamente.

Em 31 de dezembro de 2018, o índice de liquidez corrente utilizado para avaliar a capacidade de pagamento das obrigações de curto prazo da Companhia, totalizou 1,68, comparado a 1,45 em 31 de dezembro de 2017, representando um aumento, decorrente principalmente do (i) aumento da geração de caixa operacional em função dos maiores preços médios realizados do segmento de minerais ferrosos (ii) redução da dívida bruta e (iii) realização do passivo mantido para venda relacionado à conclusão da venda do segmento de fertilizantes.

A variação no índice de liquidez geral entre os exercícios encerrados em 31 de dezembro de 2018 e 2017 foi positiva em decorrência principalmente do (i) aumento da geração de caixa operacional em função dos maiores preços médios realizados do segmento de minerais ferrosos (ii) redução da dívida bruta, (iii) maiores volumes de minerais ferrosos produzidos e armazenados, (iv) conclusão da transação de venda do segmento de fertilizantes que resultou na transferência dos ativos e passivos de fertilizantes.

b. Estrutura de capital

A tabela abaixo apresenta o padrão de financiamento das atividades da Companhia, considerados o capital próprio e de terceiros:

			Em 31 de dezembro de
(em bilhões de reais)	2019	AV ¹ (%)	2018	AV ¹ (%)	2017	AV ¹ (%)
Capital de Terceiros (passivo circulante e não circulante) (2)	212,522	57,5%	168,030	49,2%	179,991	54,9%
Capital próprio (patrimônio líquido)	157,149	42,5%	173,683	50,8%	148,106	45,1%
Capital total (terceiros + próprio)	369,671	100,0%	341,713	100,0%	328,097	100,0%

•	Análise vertical.
•	Inclui o saldo de passivos relacionados a ativos não circulantes mantidos para venda.

A estrutura de capital da Companhia apresenta uma proporção adequada entre capital próprio e capital de terceiros, considerando o desempenho do caixa operacional, dos indicadores financeiros e a condição patrimonial da Companhia.

c. Capacidade de pagamento em relação aos compromissos financeiros assumidos

A tabela abaixo apresenta as informações sobre o endividamento da Companhia:

	Em 31 de dezembro de
(em bilhões de reais)	2019	2018	2017
Dívida bruta (1)	52,625	59,928	74,392
Dívida líquida (2)	19,669	37,390	60,013
LAJIDA (EBITDA) ajustado (3)	42,307	61,054	49,004
Relação Dívida bruta / LAJIDA (EBITDA) ajustado	1,2	1,0	1,5
Índice de cobertura de juros (4)	10,9	14,2	9,0

(1) A dívida bruta é composta pelo saldo do passivo de empréstimos e financiamentos.

(2) A dívida líquida é composta pelo saldo líquido entre a dívida bruta e o saldo de caixa e equivalentes de caixa, e aplicações financeiras.

(3) LAJIDA (EBITDA) ajustado é o lucro ou prejuízo operacional acrescido de dividendos recebidos e juros de empréstimos de coligadas e joint ventures e excluindo a depreciação, exaustão e amortização e redução ao valor recuperável e baixa de ativos não circulantes. Para informações sobre a reconciliação do LAJIDA (EBITDA) ajustado com o lucro líquido (prejuízo) do exercício, vide item 3.2 deste Formulário de Referência.

(4) O Índice de cobertura de juros é calculado dividindo-se o LAJIDA (EBITDA) ajustado pela despesa de juros bruta de empréstimos e financiamentos.

Em 31 de dezembro de 2019, a dívida bruta da Companhia totalizou R$ 52,625 bilhões, comparado a R$ 59,928 bilhões em 31 de dezembro de 2018, representando uma redução de 12,2%, principalmente motivada pela recompra antecipada de bonds durante o ano. A redução, decorrente do pagamento, líquido das captações representou R$ 9,988 bilhões.

Em 31 de dezembro de 2018, a dívida bruta da Companhia totalizou R$ 59,928 bilhões, comparado a R$ 74,392 bilhões em 31 de dezembro de 2017, representando uma redução de 19,4%, principalmente motivada pela recompra dos bonds com vencimento em 2020, 2021, 2022, 2036 e 2042. A redução, decorrente de pagamentos, líquido das captações, representou R$ 23,565 bilhões.

O aumento da relação dívida bruta / LAJIDA (EBITDA) ajustado verificado em 31 de dezembro de 2019, em comparação com 2018, decorreu da redução dos resultados operacionais decorrentes do evento de Brumadinho, parcialmente compensada pelo aumento da geração de caixa operacional em função dos maiores preços médios realizados do segmento de minerais ferrosos, associados à redução da dívida bruta no ano de 2019.

A diminuição do índice de cobertura de juros, verificado em 31 de dezembro de 2019 em comparação com 2018, ocorreu principalmente em função da redução do LAJIDA (EBITDA) ajustado decorrente do evento de Brumadinho.

A redução do índice de dívida bruta / LAJIDA (EBITDA) ajustado verificado em 31 de dezembro de 2018, em comparação com 2017, decorreu do aumento da geração de caixa operacional em função dos maiores volumes e preços do segmento de minerais ferrosos associado à redução da dívida bruta no ano de 2018.

O aumento do índice de cobertura de juros, verificado em 31 de dezembro de 2018 em comparação com 2017, decorreu principalmente, em função do maior resultado operacional do segmento de minerais ferrosos e pela redução das despesas de juros brutas, em função do menor endividamento.

d. Fontes de financiamento para capital de giro e para investimentos em ativos não circulantes utilizadas

As fontes de recursos utilizadas pela Companhia nos três últimos exercícios sociais foram geração de caixa operacional, empréstimos e financiamentos, emissão de títulos de dívida e alienação de investimentos.

O caixa líquido proveniente das atividades operacionais das operações continuadas foi de R$ 47,282 bilhões em 2019, R$ 47,920 bilhões em 2018 e R$ 39,971 bilhões em 2017. No exercício social de 2019, o fluxo de caixa manteve-se em linha em relação ao exercício social anterior.

No exercício social de 2018, o fluxo de caixa aumentou em R$ 7,949 bilhões, principalmente em função de (i) aumento de volumes e preços de venda do segmento de minerais ferrosos, (ii) incremento no capital de giro em função da conclusão da operação do stream de cobalto e (iii) menor pagamento de juros em virtude da redução da dívida líquida da Companhia.

Para informações sobre os contratos de empréstimos e financiamentos mais relevantes ocorridas nos três últimos exercícios sociais, vide o item 10.1(f) deste Formulário de Referência.

e.       Fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes que pretende utilizar para cobertura de deficiências de liquidez

As fontes de recursos utilizadas pela Companhia são a geração de caixa operacional, empréstimos e financiamentos, emissão de títulos de dívida e alienação de investimentos.

Para mitigar o risco de liquidez, a Vale possui duas linhas de crédito rotativas, com vencimentos em 2022 e 2024, contratadas com sindicato de bancos internacionais que podem ser utilizadas a critério da Companhia, conforme adiante descrito.

Em 31 de dezembro de 2019, o montante total disponível dessas linhas de crédito rotativo era de R$ 20,154 bilhões (US$ 5 bilhões), os quais podem ser utilizados pela Vale, Vale Canada Ltd. e Vale International S.A., para auxiliar na gestão de liquidez de curto prazo e permitir maior eficiência na gestão de caixa, consistente com o foco estratégico de redução do custo de capital. Em 31 de dezembro de 2019, 2018 e 2017 não havia saldo devedor em aberto relativo a estas linhas.

f. Níveis de endividamento e características de tais dívidas

Estrutura da dívida	Em 31 de dezembro de
(em bilhões de reais)	2019	2018	2017
Dívida bruta	52,625	59,928	74,392
Parcela garantida por ativos da Vale (em %)	1,7%	1,5%	1,2%
Prazo médio das amortizações (em anos)	8,52	8,93	8,92
Custo médio (em %)	4,9%	5,1%	5,0%

Na data deste Formulário de Referência, a Vale é classificada com grau de investimento por algumas das principais agências de classificação de risco e possui as seguintes classificações de risco de crédito: BBB- (Standard & Poor’s), Ba1 (Moody’s), BBBL (Dominion Bond Ratings) e BBB- (Fitch).

•	Contratos de empréstimo e financiamento relevantes

As categorias mais importantes da dívida total da Companhia são apresentadas a seguir. Os valores apresentados excluem os juros acumulados.

a.	Empréstimos e financiamentos contratados em dólares americanos (equivalentes a R$ 12,2 bilhões, R$ 8,4 bilhões e R$ 13,6 bilhões, em 31 de dezembro de 2019, 2018 e 2017, respectivamente).

Esses empréstimos incluem linhas de financiamento de exportação, financiamento de importação das agências de crédito de exportação e empréstimos de bancos comerciais e organizações multilaterais.

b.	Papéis de renda fixa emitidos em dólares americanos (equivalentes a R$ 25,1 bilhões, R$ 32,5 bilhões e R$ 41,6 bilhões, em 31 de dezembro de 2019, 2018 e 2017, respectivamente).

A Vale emitiu vários títulos de dívida no mercado de capitais, inclusive por meio da sua subsidiária integral, Vale Overseas, no valor total de US$ 5,6 bilhões (equivalentes a R$ 22,8 bilhões), até 31 de dezembro de 2019. A subsidiária Vale Canada emitiu títulos de dívida no valor de US$ 297 milhões (equivalentes a R$ 1,2 bilhão).

c.	Empréstimos contraídos no Brasil (R$ 9,7 bilhões, 13,3 bilhões e 12,8 bilhões em 31 de dezembro de 2019, 2018 e 2017, respectivamente).

A Companhia possui vários empréstimos contraídos no Brasil, principalmente com o BNDES e alguns bancos privados brasileiros.

d.	Papéis de renda fixa emitidos em euros (equivalentes a R$ 3,4 bilhões, R$ 3,3 bilhões e R$ 3 bilhões, em 31 de dezembro de 2019, 2018 e 2017, respectivamente).

A Vale emitiu títulos de dívida no mercado de capitais no valor total de € 750 milhões (equivalentes a R$ 3,4 bilhões).

e.	Empréstimos e financiamentos contratados em euros e outras dívidas (equivalentes a R$ 1,4 bilhão, R$ 1,5 bilhão e R$ 1,6 bilhão).

Esta categoria inclui linhas de crédito à exportação.

Dentre as operações mais relevantes ocorridas nos três últimos exercícios sociais, destacam-se:

(1)	Em dezembro de 2019, a Companhia realizou o pagamento antecipado de US$ 518 milhões (equivalentes a R$ 2,088 bilhões) para agências de desenvolvimento.

(2)	Em setembro e dezembro de 2019, a Companhia liquidou US$ 2,167 bilhões (equivalente a R$ 8,903 bilhões) em títulos emitidos pela sua subsidiária integral Vale Overseas Ltd., com vencimento em 2021, 2022, 2026, 2034, 2036 e 2039 e US$ 103 milhões (equivalente a R$ 429 milhões) em título emitido pela sua subsidiária integral Vale Canada Limited., com vencimento em 2032, totalizando US$ 2,270 bilhões (equivalente a R$ 9,332 bilhões).

(3)	Em novembro de 2018, a Companhia liquidou US$ 600 milhões (equivalentes a R$ 2,325 bilhões) em título emitido pela sua subsidiária integral Vale Overseas Ltd., com vencimento em 2036, juntamente com a recompra de US$ 400 milhões (equivalentes a R$ 1,550 bilhão) do título emitido pela sua subsidiária integral Vale Overseas Ltd., com vencimento em 2022.

(4)	Em junho de 2018, a Companhia liquidou US$ 980 milhões (equivalentes a R$ 3,796 bilhões) em título emitido pela Vale S.A., com vencimento em 2042.

(5)	Em abril de 2018, a Companhia liquidou US$ 499 milhões (equivalentes a R$ 1,933 bilhão) em título emitido pela sua subsidiária integral Vale Overseas Ltd, com vencimento em 2020.

(6)	Em março de 2018, a Companhia liquidou US$ 969 milhões (equivalentes a R$ 3,755 bilhões) em título emitido pela sua subsidiária integral Vale Overseas Ltd., com vencimento em 2021, juntamente com a recompra de US$ 781 milhões (equivalentes a R$ 3,026 bilhões) do título emitido pela sua subsidiária integral Vale Overseas Ltd., com vencimento em 2022.

(7)	Em 2018, a Companhia realizou o pagamento antecipado de US$ 1,100 bilhão (equivalentes a R$ 4,262 bilhões) em operações de pré-pagamento à exportação, US$ 259 milhões (equivalentes a R$ 1,003 bilhão) em notas de crédito à exportação com bancos comerciais e US$ 876 milhões (equivalentes a R$ 3,396 bilhões) em operações com o banco Export Development Canada (EDC).

(8)	Em 2018, a Companhia tomou US$ 1,150 bilhão (equivalentes a R$ 4,456 bilhões) por meio de contratos de financiamento de pré-exportação com bancos comerciais.

(9)	Em setembro de 2017, a Companhia liquidou US$ 1 bilhão (equivalentes a R$ 3,168 bilhões) em título emitido pela sua subsidiária integral Vale Overseas Ltd., com vencimento em 2019, juntamente com a recompra de US$ 501 milhões (equivalentes a R$ 1,587 bilhão) do título emitido pela sua subsidiária integral Vale Overseas Ltd., com vencimento em 2020.

(10)	Em março de 2017, a Companhia liquidou € 750 milhões (equivalentes a R$ 2,507 bilhões) em título emitido pela Vale S.A. com vencimento em 2018. Pagamento antecipado de US$ 2,930 bilhões (equivalentes a R$ 9,445 bilhões) em operações de pré-pagamento à exportação e US$ 1,747 bilhão (equivalentes a R$ 5,710 bilhões) em notas de crédito à exportação com bancos comerciais.

(11)	Em 2017, a Companhia tomou US$ 350 milhões (equivalentes a R$ 1,157 bilhão) por meio de contratos de financiamento de pré-exportação com bancos comerciais.

•	Outras relações de longo prazo com instituições financeiras

A Vale, suas controladas e coligadas mantêm relacionamento comercial no curso normal dos seus negócios com algumas das principais instituições financeiras do país, de acordo com práticas usuais do mercado financeiro.

•	Grau de subordinação entre as dívidas

Grau de subordinação entre as dívidas	Em 31 de dezembro de
(em bilhões de reais)	2019	2018	2017
Empréstimos e financiamentos	52,625	59,928	74,392
Obrigações de natureza quirografária	98,3%	98,5%	98,8%
Obrigações com garantias reais	1,7%	1,5%	1,2%

Não existe grau de subordinação contratual entre as dívidas financeiras quirografárias da Companhia.

•	Eventuais restrições impostas à Companhia, em especial, em relação a limites de endividamento e contratação de novas dívidas, à distribuição de dividendos, à alienação de ativos, à emissão de novos valores mobiliários e à alienação de controle societário, bem como se a Companhia vem cumprindo essas restrições

Alguns dos instrumentos financeiros de longo prazo contêm obrigações relacionadas à observância de determinados indicadores financeiros. Os indicadores são:

(i)	alavancagem, assim entendido o índice obtido pela divisão da dívida bruta sobre o LAJIDA (EBITDA) ajustado (“Alavancagem”); e

(ii)	cobertura de juros, assim entendido o índice obtido pela divisão do LAJIDA (EBITDA) ajustado sobre despesas de juros (“Cobertura de Juros”).

Para mais informações sobre LAJIDA (EBITDA) ajustado das operações continuadas, incluindo o seu cálculo, vide os itens 3.2 e 10.2 deste Formulário de Referência.

	Em 31 de dezembro de
	2019		2018		2017
Alavancagem	1,2	x	1,0	x	1,5	x
Limite máximo de 4,5x
Cobertura de juros	10,9	x	14,2	x	9,0	x
Limite mínimo de 2,0x

Em 31 de dezembro de 2019, 2018 e 2017, a Companhia estava em conformidade com os níveis requeridos para os indicadores de Alavancagem e Cobertura de Juros, em relação aos montantes de R$ 9,9 bilhões, R$ 10,7 bilhões e R$ 13,6 bilhões atrelados a esses indicadores.

g. Limites dos financiamentos contratados e percentuais já utilizados

Os limites dos financiamentos contratados e disponíveis para utilização estão demonstrados a seguir:

Data de assinatura do contrato	Contraparte	Destinação	Valor	Percentual Utilizado	Desembolso dos recursos
26/12/2018	FINAME	Aquisição de equipamentos no Brasil	R$ 400 milhões	0%	O crédito será disponibilizado de forma parcelada, de acordo com a compra de equipamentos.

Para informações sobre os financiamentos contratados e integralmente sacados, e que compõem a dívida bruta da Companhia, vide o item 10.1 (f) deste Formulário de Referência.

h. Alterações significativas em cada item das demonstrações financeiras consolidadas da Vale

Análise da demonstração do resultado relativa aos exercícios sociais encerrados em 31 de dezembro de 2019, 2018 e 2017

							Variação
Demonstração do Resultado	Exercício encerrado em 31 de dezembro de						(2019 x 2018)		(2018 x 2017)
(em bilhões de reais)	2019	AV (%)¹	2018	AV (%)¹	2017	AV (%)¹	R$	%	R$	%
Receita de vendas, líquida	148,640	100	134,483	100	108,532	100,0	14,157	10,5	25,951	23,9
Custo dos produtos vendidos e serviços prestados	(83,836)	(56,4)	(81,201)	(60,4)	(67,257)	(62,0)	(2,635)	3,2	(13,944)	20,7
Despesas com vendas e administrativas	(1,924)	(1,3)	(1,917)	(1,4)	(1,697)	(1,6)	(0,007)	0,4	(0,220)	13,0
Pesquisa e desenvolvimento	(1,765)	(1,2)	(1,376)	(1,0)	(1,086)	(1,0)	(0,389)	28,3	(0,290)	26,7
Pré operacionais e paradas de operação	(4,559)	(3,1)	(0,984)	(0,7)	(1,317)	(1,2)	(3,575)	363,3	0,333	(25,3)
Evento de Brumadinho	(28,818)	(19,4)	-	-	-	-	(28,818)	-	-	-
Outras despesas operacionais, líquidas	(2,052)	(1,4)	(1,613)	(1,2)	(1,338)	(1,2)	(0,439)	27,2	(0,275)	20,6
Redução ao valor recuperável e baixa de ativos não circulantes	(20,762)	(14,0)	(3,523)	(2,6)	(1,025)	(0,9)	(17,239)	489,3	(2,498)	243,7
Lucro operacional	4,924	3,3	43,869	32,6	34,812	32,1	(38,945)	(88,8)	9,057	26,0
Resultado financeiro, líquido	(13,446)	(9,0)	(18,058)	(13,4)	(9,650)	(8,9)	4,612	(25,5)	(8,408)	87,1
Resultado de participações e outros resultados em coligadas e joint ventures	(2,684)	(1,8)	(0,693)	(0,5)	(0,277)	(0,3)	(1,991)	287,3	(0,416)	150,2
Lucro (prejuízo) antes dos tributos sobre o lucro	(11,206)	(7,5)	25,118	18,7	24,885	22,9	(36,324)	(144,6)	0,233	0,9
Tributos sobre o lucro	2,509	1,7	0,966	0,7	(4,607)	(4,2)	1,543	159,7	5,573	(121,0)
Prejuízo proveniente das operações descontinuadas	-	-	(0,310)	(0,2)	(2,608)	(2,4)	0,310	(100,0)	2,298	(88,1)
Lucro líquido (prejuízo) atribuído aos acionistas não controladores	(2,025)	(1,4)	0,117	0,1	0,043	0,0	(2,142)	(1.830,8)	0,074	172,1
Lucro líquido (prejuízo) atribuído aos acionistas da Vale	(6,672)	(4,5)	25,657	19,1	17,627	16,2	(32,329)	(126,0)	8,030	45,6

(1) Em relação à receita de vendas, líquida.

Receitas de vendas, líquida

Em 31 de dezembro de 2019, a receita de vendas líquida totalizou R$ 148,640 bilhões comparado a R$ 134,483 bilhões em 31 de dezembro de 2018. O aumento de R$ 14,157 bilhões ou 10,5% é decorrente, principalmente, de (i) maiores preços médios realizados de minério de ferro e outros produtos (R$ 23,641 bilhões), refletindo o aumento do índice de referência de preço de minério de ferro Platts IODEX 62% que foi 34,5% maior em relação à 2018, (ii) efeito positivo da variação cambial em função dos preços denominados em dólar (R$ 10,139 bilhões), refletindo a desvalorização do real em 7,94% frente ao dólar americano, passando de uma taxa média de câmbio de R$ 3,66/US$ 1,00, em 2018, para R$ 3,95/US$ 1,00 em 2019. Esses fatores foram parcialmente compensados por menores volumes vendidos de minerais ferrosos (R$ 15,887 bilhões).

Em 31 de dezembro de 2018, a receita de vendas líquida totalizou R$ 134,483 bilhões, comparado a R$ 108,532 bilhões em 31 de dezembro de 2017. O aumento de R$ 25,951 bilhões ou 23,9% é decorrente, principalmente, de (i) maiores preços médios realizados de minério de ferro e outros produtos, (ii) maiores volumes vendidos de minério de ferro e pelotas de minério de ferro, e (iii) efeito positivo do câmbio na receita expressa em reais, refletindo a desvalorização do real em 14,51% frente ao dólar americano, passando de uma taxa média de câmbio de R$ 3,19/US$ 1,00, em 2017, para R$ 3,66/US$ 1,00 em 2018.

Individualmente, o produto mais importante em termos de geração de receita nos exercícios de 2019, 2018 e 2017 foi o minério de ferro.

				Variação
Receita de vendas, líquida por produto	Exercício encerrado em 31 de dezembro de			(2019 X 2018)		(2018 X 2017)
(em bilhões de reais)	2019	2018	2017	R$	%	R$	%
Minerais ferrosos	118,767	102,842	80,291	15,925	15,5	22,551	28,1
Minério de ferro	92,504	75,056	59,206	17,448	23,2	15,850	26,8
Pelotas	23,446	24,389	18,043	(0,943)	(3,9)	6,346	35,2
Manganês e ferroligas	1,112	1,660	1,501	(0,548)	(33,0)	0,159	10,6
Outros	1,705	1,737	1,541	(0,032)	(1,8)	0,196	12,7
Metais básicos	24,351	24,527	21,966	(0,176)	(0,7)	2,561	11,7
Níquel e outros produtos	16,845	16,855	14,914	(0,010)	(0,1)	1,941	13,0
Cobre	7,506	7,672	7,052	(0,166)	(2,2)	0,620	8,8
Carvão	4,005	6,025	5,003	(2,020)	(33,5)	1,022	20,4
Outros	1,517	1,089	1,272	0,428	39,3	(0,183)	(14,4)
Receita líquida	148,640	134,483	108,532	14,157	10,5	25,951	23,9

Minerais ferrosos

Minério de ferro

A receita de vendas de minério de ferro aumentou de R$ 75,056 bilhões em 2018 para R$ 92,504 bilhões em 2019, em função dos maiores preços médios realizados de US$ 66,2/tonelada em 2018 para US$ 87,1/tonelada em 2019.

A receita de vendas de minério de ferro aumentou de R$ 59,206 bilhões em 2017 para R$ 75,056 bilhões em 2018, em função dos maiores volumes de vendas e preços médios realizados de US$ 64,2/tonelada em 2017 para US$ 66,2/tonelada em 2018.

Pelotas

A receita de vendas de pelotas reduziu de R$ 24,389 bilhões em 2018 para R$ 23,446 bilhões em 2019, principalmente por menores volumes de vendas, compensado por maiores preços médios realizados de pelotas, de US$ 117,5/tonelada em 2018 para US$ 137,7/tonelada em 2019.

A receita de vendas de pelotas aumentou de R$ 18,043 bilhões em 2017 para R$ 24,389 bilhões em 2018, principalmente por maiores volumes de vendas e maiores preços médios realizados de pelotas, de US$ 109,2/tonelada em 2017 para US$ 117,5/tonelada em 2018.

Metais básicos

Níquel e outros produtos

A receita de vendas de níquel e outros produtos manteve-se em linha entre 2018 (R$ 16,855 bilhões) e 2019 (R$ 16,845 bilhões), devido a redução do volume vendido de níquel, compensado pelo aumento do preço médio realizado e pela apreciação do dólar em 7,9%. A média do preço de referência cotado na London Metal Exchange (“LME”) foi 6,2% maior em 2019 quando comparado com o mesmo período de 2018.

A receita de vendas de níquel e outros produtos aumentou de R$ 14,914 bilhões em 2017 para R$ 16,855 bilhões em 2018, devido ao aumento no preço médio realizado de níquel. A média do preço de referência cotado na LME foi 26% maior em 2018 quando comparado com o mesmo período de 2017.

Cobre

A receita de vendas de cobre reduziu de R$ 7,672 bilhões em 2018 para R$ 7,506 bilhões em 2019, devido à redução do volume vendido e do preço médio realizado. A média do preço de referência cotado na LME foi 8% menor em 2019 quando comparado com o mesmo período de 2018. Estes impactos foram compensados pela apreciação do dólar americano em 7,9%.

A receita de vendas de cobre aumentou de R$ 7,052 bilhões em 2017 para R$ 7,672 bilhões em 2018 principalmente devido ao efeito cambial dos preços atrelados ao dólar, em virtude da apreciação do dólar em 14,5%.

Para mais informações sobre os componentes relevantes da receita da Companhia, vide item 10.2 deste Formulário de Referência.

Carvão

A receita de vendas do carvão reduziu de R$ 6,025 bilhões em 2018 para R$ 4,005 bilhões em 2019, principalmente, por menores volumes de venda do carvão metalúrgico e térmico em 29% e 19%, respectivamente e por menores preços médios realizados do carvão metalúrgico e térmico em 9% e 30%, respectivamente.

A receita de vendas do carvão aumentou de R$ 5,003 bilhões em 2017 para R$ 6,025 bilhões em 2018, principalmente, por maiores preços médios realizados do carvão metalúrgico e térmico em 19% e 11%, respectivamente.

Custos dos produtos vendidos e serviços prestados

Os custos relacionados a cada segmento de negócio estão detalhados a seguir:

				Variação
Custo dos produtos vendidos e serviços prestados por segmento	Exercício encerrado em 31 de dezembro de			(2019 X 2018)		(2018 X 2017)
(em bilhões de reais)	2019	2018	2017	R$	%	R$	%
Minerais ferrosos	47,505	47,995	36,497	(0,490)	(1,0)	11,498	31,5
Metais básicos	14,874	14,715	14,111	0,159	1,1	0,604	4,3
Carvão	6,462	5,811	4,326	0,651	11,2	1,485	34,3
Outros segmentos	1,541	0,961	1,197	0,580	60,4	(0,236)	(19,7)
Total (sem depreciação)	70,382	69,482	56,131	0,900	1,3	13,351	23,8

2019 x 2018

Em 31 de dezembro de 2019, o custo total dos produtos e serviços vendidos (excluindo depreciação) totalizou R$ 70,382 bilhões comparado a R$ 69,482 bilhões em 31 de dezembro de 2018. O aumento de R$ 900 milhões ou 1,3% é decorrente do (i) efeito negativo da variação cambial nos custos (R$ 3 bilhões); (ii) efeito externo (índice Platts) na base dos royalties de minério de ferro (R$ 656 milhões); (iii) aumento nos custos de serviços e materiais (R$ 3,5 bilhões) e (iv) aumento nos custos de manutenção (R$ 2,7 bilhões) aquisição de minério de ferro de terceiros (R$ 1,1 bilhão) e combustível (R$ 1 bilhão). Esses efeitos foram parcialmente compensados por menores volumes de vendas (R$ 10 bilhões).

No segmento de minerais ferrosos, a redução dos custos é decorrente, principalmente, do menor volume de vendas, parcialmente compensado pelo aumento das aquisições de minério de ferro de terceiros, royalties pelo aumento do índice Platts do período, maiores custos de manutenção e demurrage pelo efeito do maior volume de chuvas no sistema norte.

No segmento de metais básicos, o aumento é decorrente, principalmente, da redução da produção devido aos problemas operacionais em VNC e às paradas para manutenção programadas e não programadas das refinarias de Copper Cliff em Sudburry, Clydach em Matsusaka e Long Harbour, e nas operações de Sossego. Da mesma forma, Onça Puma retomou as operações de extração mineral

(suspensas desde setembro de 2017) e as atividades de processamento de níquel (suspensas desde junho de 2019), após a decisão favorável do Supremo Tribunal Federal (“STF”) em setembro de 2019.

Já os custos relacionados ao segmento de carvão foram impactados por maiores custos operacionais com serviços e manutenção devido principalmente a questões técnicas no projeto e à operação dos ativos relacionados a este segmento.

2018 x 2017

Em 31 de dezembro de 2018, o custo total dos produtos e serviços vendidos (excluindo depreciação) totalizou R$ 69,482 bilhões comparado a R$ 56,131 bilhões em 31 de dezembro de 2017. O aumento de R$ 13,351 bilhões ou 23,8% é decorrente do (i) efeito negativo da variação cambial nos custos (R$ 5,0 bilhões); (ii) aumento dos custos com frete marítimo (R$ 2,3 bilhões); (iii) aumento da alíquota dos royalties de minério de ferro (R$ 1 bilhão); e (iv) aumento nos custos de matérias e serviços (R$ 900 milhões) e combustível (R$ 1 bilhão).

No segmento de minerais ferrosos, o aumento dos custos é decorrente, principalmente, do aumento da taxa de royalties, o efeito da greve dos caminhoneiros no segundo trimestre de 2018, os custos de combustível e as taxas de frete Spot.

No segmento de metais básicos, o aumento foi devido principalmente em função da redução da produção devido à parada para manutenção mais longa que o planejado na mina de Coleman.

Já os custos relacionados ao segmento de carvão foram impactados pelo aumento da tarifa do Corredor Logístico de Nacala, que vigorou para o ano inteiro em 2018, mas apenas parcialmente ao longo de 2017, devido à conclusão da venda do Corredor Logístico de Nacala.

Despesas pré-operacionais e relativas a paradas de operação

Em 31 de dezembro de 2019, as despesas pré-operacionais e relativas a paradas de operação totalizaram R$ 4,559 bilhões comparado a R$ 984 milhões em 31 de dezembro de 2018. O aumento de R$ 3,575 bilhões é decorrente, principalmente, das paradas operacionais resultantes do evento de Brumadinho (R$ 3,939 bilhões), parcialmente compensadas pela conclusão do ramp-up do projeto S11D.

Em 31 de dezembro de 2018, as despesas pré-operacionais e relativas a paradas de operação totalizaram R$ 984 milhões comparado a R$ 1,317 bilhão em 31 de dezembro de 2017. A redução de

R$ 333 milhões é decorrente principalmente devido ao ramp-up do projeto S11D em que houve um aumento da curva de produção e redução do percentual alocado a ociosidade.

Redução ao valor recuperável (“impairment”) e baixa de ativos não circulantes

Segmentos por classe de ativos	Exercício encerrado em 31 de dezembro de
(em bilhões de reais)	2019	2018	2017
Ativo Imobilizado e intangível
Metais básicos – Níquel	10,319	-	0,428
Carvão	6,949
Outros ativos	0,487	0,713	0,455
Redução ao valor recuperável de ativos não circulantes	17,755	0,713	0,883
Contratos onerosos	0,987	1,527	-
Baixas de ativos não circulantes	2,020	1,283	0,142
Redução ao valor recuperável e baixas de ativos não circulantes	20,762	3,523	1,025

Em 31 de dezembro de 2019, as despesas com redução ao valor recuperável (“impairment”) de ativos e baixa de ativos não circulantes totalizaram R$ 20,762 bilhões, comparado a R$ 3,523 bilhões em 31 de dezembro de 2018. O aumento de R$ 17,239 bilhões é principalmente decorrente da (i) perda por impairment devido à redução dos níveis esperados de produção de níquel refinado pelas operações de Nova Caledônia (R$ 10,319 bilhões), (ii) perda por impairment devido à revisão da produtividade esperada para o carvão metalúrgico e carvão térmico (R$ 6,949 milhões), e (iii) baixas de ativos relacionadas à mina Córrego do Feijão e às demais barragens a montante no Brasil (R$ 904 milhões).

Em 31 de dezembro de 2018, as despesas com redução ao valor recuperável (“impairment”) de ativos e contratos onerosos totalizaram R$ 3,523 bilhões comparados a R$ 1,025 bilhão em 31 de dezembro de 2017. O aumento de R$ 2,498 bilhões é decorrente da (i) revisão do plano de negócios de ativos biológicos em relação à redução na capacidade operacional esperada para esses ativos (R$ 713 milhões), (ii) revisão da expectativa do volume de produção e vendas de minério de ferro do sistema Centro-Oeste em relação a alguns contratos de longo prazo para transporte fluvial e serviço portuário, que possuem volume mínimo garantido (R$ 1,527 bilhão) e (iii) redução de R$ 1,141 bilhão, principalmente em decorrência da revisão de projetos inviáveis e ativos operacionais baixados por venda ou obsolescência.

Resultado Financeiro Líquido

Em 31 de dezembro de 2019, o resultado financeiro líquido totalizou uma perda de R$ 13,446 bilhões em comparação a uma perda de R$ 18,058 bilhões em 31 de dezembro de 2018. A redução de R$ 4,612 bilhões ou 25,5%, é decorrente, principalmente, da redução das perdas cambiais com empréstimos e financiamentos. Os principais componentes do resultado financeiro líquido em 2019 foram: (i) despesas financeiras (R$ 14,973 bilhões), (ii) perda com variações monetárias e cambiais de (R$ 1,491 bilhões), (iii) receitas financeiras (R$ 2,092 bilhões) e (iv) ganho com instrumentos financeiros derivativos de (R$ 926 milhões).

o	O efeito do valor justo dos derivativos representou um ganho de R$ 926 milhões em 2019 comparada a uma perda de R$ 1,006 bilhão em 2018. Seguem as operações de derivativos por programa:

•	Programa de proteção dos empréstimos e financiamentos – a Companhia reconheceu um ganho de R$ 154 milhões em 2019 comparado a uma perda de R$ 1,054 bilhão em 2018. Nestas operações de swap, são pagas taxas fixas ou flutuantes em dólares e recebido remuneração em reais atrelada às taxas de juros das dívidas protegidas.

i.	Programa de proteção de fluxo de caixa para compra de óleo combustível, gasoil e Brent – a Companhia reconheceu um ganho de R$ 158 milhões em 2019 comparado a um ganho de R$ 16 milhões em 2018. Para reduzir o efeito das oscilações do preço do óleo combustível na contratação e disponibilização de frete marítimo e, consequentemente, reduzir a volatilidade do fluxo de caixa da Companhia, foram realizadas operações de proteção deste insumo, através da contratação de opções.

•	Programa de proteção de insumos e produtos de metais básicos – a Companhia reconheceu um ganho de R$ 222 milhões em 2019 comparado a uma perda de R$ 99 milhões em 2018.

ii.	A Companhia reconheceu uma perda de R$ 1,635 bilhão em 2019 em relação às atualizações monetárias indexadas pela inflação, comparado a uma perda de R$ 1,970 bilhão em 2018.

iii.	As perdas cambiais líquidas com empréstimos e financiamentos reconhecidas pela Companhia foram de R$ 491 milhões em 2019 comparadas a uma perda de R$ 9,721 bilhões em 2018, devido à depreciação do real em relação ao dólar e a adoção do Investimento líquido em operações no exterior. Desde 1º de janeiro de 2019, as diferenças cambiais decorrentes de alguns empréstimos de longo prazo a pagar para a Vale International S.A. são reconhecidos em outros resultados abrangentes, em “Ajustes acumulados de conversão”, e serão reclassificados do patrimônio líquido para o resultado no momento da alienação ou alienação parcial do investimento líquido.

Em 31 de dezembro de 2018, o resultado financeiro líquido registrou uma perda de R$ 18,058 bilhões em comparação a uma perda de R$ 9,650 bilhões em 31 de dezembro de 2017. O aumento de R$ 8,408 bilhões ou 87,1% é decorrente, principalmente das perdas monetárias e cambiais. Os principais componentes do resultado financeiro líquido em 2018 foram: (i) despesas financeiras (R$ 8,394 bilhões), (ii) perdas com derivativos (R$ 1,006 bilhão) e (iii) perda com variações monetárias e cambiais (R$ 10,207 bilhões).

ii.	O efeito do valor justo dos derivativos representou uma perda de R$ 1,006 bilhão em 2018 comparada a um ganho de R$ 1,460 bilhão em 2017. Seguem as operações de derivativos por programa:

a.	Programa de proteção dos empréstimos e financiamentos – a Companhia reconheceu uma perda de R$ 1,054 bilhão em 2018 comparado a um ganho de R$ 853 milhões em 2017. Nestas operações de swap, são pagas taxas fixas ou flutuantes em dólares e recebido remuneração em reais atrelada às taxas de juros das dívidas protegidas.

b.	Programa de proteção de fluxo de caixa para compra de óleo combustível – a Companhia reconheceu um ganho de R$ 16 milhões em 2018 comparado a uma perda de R$ 258 milhões em 2017. Para reduzir o efeito das oscilações do preço do óleo combustível na contratação e disponibilização de frete marítimo e, consequentemente, reduzir a volatilidade do fluxo de caixa da Companhia, foram realizadas operações de proteção deste insumo, através da contratação de opções.

c.	Programa de proteção de insumos e produtos de metais básicos – a Companhia reconheceu uma perda de R$ 99 milhões em 2018 comparado a um ganho de R$ 97 milhões em 2017.

(i)	A Companhia reconheceu uma perda de R$ 1,970 bilhão em 2018 em relação às atualizações monetárias indexadas pela inflação, comparado a uma perda de R$ 630 milhões em 2017.

(ii)	As perdas cambiais líquidas com empréstimos e financiamentos reconhecidas foram de R$ 9,721 bilhões em 2018 comparadas a uma perda de R$ 802 milhões em 2017, devido à depreciação do real em relação ao dólar.

Resultado de participações e outros resultados em coligadas e joint ventures

O resultado de participações e outros resultados em coligadas e joint ventures totalizaram uma perda de R$ 2,684 bilhões em 2019 comparado a uma perda de R$ 693 milhões em 2018, devido principalmente ao (i) reconhecimento da provisão de R$ 1,963 bilhão para mitigar e compensar os impactos da ruptura da barragem de Fundão da Samarco Mineração S.A. (“Samarco”), cuja provisão é o valor presente da estimativa revisada em relação à responsabilidade da Vale em apoiar a Fundação Renova e equivale a 50% das obrigações adicionais da Samarco nos próximos 11 anos, (ii) o reconhecimento de uma provisão de R$ 993 milhões para o descomissionamento da barragem de Germano, de propriedade da Samarco e (iii) o ajuste a valor presente de R$ 630 milhões em investimentos em negócios de carvão, parcialmente compensados pelos resultados positivos de equivalência patrimonial de coligadas e joint ventures. Para mais informações sobre os passivos relacionados à participação em coligadas e joint ventures, vide o item 10.3 deste Formulário de Referência.

O resultado de participações e outros resultados em coligadas e joint ventures totalizaram uma perda de R$ 693 milhões em 2018, comparado a uma perda de R$ 277 milhões em 2017, em decorrência, principalmente da perda de R$ 315 milhões relacionada ao investimento da Companhia na Samarco decorrente da provisão adicional reconhecida em 2018, parcialmente compensada pelos resultados positivos de equivalência patrimonial de coligadas e joint ventures.

Tributos sobre o lucro

Em 31 de dezembro de 2019, a Companhia registrou uma receita de imposto de renda de R$ 2,509 bilhões, comparada a uma receita de R$ 966 milhões em 31 de dezembro de 2018. A variação de R$ 1,543 bilhão é decorrente principalmente do reconhecimento de imposto de renda diferido ativo proveniente de diferença temporária das provisões relativas ao evento de Brumadinho.

Em 31 de dezembro de 2018, a Companhia registrou uma receita de imposto de renda de R$ 966 milhões, comparada a uma despesa de R$ 4,607 bilhões em 31 de dezembro de 2017. A variação de R$ 5,573 bilhões é decorrente principalmente do reconhecimento de imposto de renda diferido ativo proveniente de prejuízos fiscais de sua subsidiária no exterior que não haviam sido reconhecidos anteriormente.

Operações descontinuadas

Os resultados do exercício das operações descontinuadas do segmento de fertilizantes estão apresentados a seguir:

	Exercício encerrado em 31 de dezembro de
(em bilhões de reais)	2018	2017
Resultado de operações descontinuadas
Receita de vendas, líquida	0,397	5,572
Custo dos produtos vendidos e serviços prestados	(0,393)	(5,124)
Despesas operacionais	(0,015)	(0,450)
Redução ao valor recuperável de ativos não circulantes	(0,415)	(2,833)
Prejuízo operacional	(0,426)	(2,835)
Resultado financeiro, líquido	(0,018)	(0,089)
Resultado de participações em coligadas e joint ventures	-	(0,008)
Prejuízo antes dos tributos sobre o lucro	(0,444)	(2,932)
Tributos sobre o lucro	0,134	0,324
Prejuízo das operações descontinuadas	(0,310)	(2,608)
Prejuízo atribuído aos acionistas não controladores	-	(0,022)
Prejuízo atribuído aos acionistas da Vale	(0,310)	(2,586)

a) Fertilizantes (Operações descontinuadas)

Em janeiro de 2018, a Companhia e a The Mosaic Company (“Mosaic”) concluíram a transação para vender: (i) os ativos de fosfatados localizados no Brasil, exceto os ativos localizados em Cubatão, Brasil, (ii) o controle na Campañia Minera Miski Mayo S.A.C, no Peru, (iii) os ativos de potássio localizados no Brasil e (iv) os projetos de potássio no Canadá e a Companhia recebeu R$ 3,495 bilhões (US$ 1,080 bilhão) pagos em espécie e 34,2 milhões de ações ordinárias, correspondente a 8,9% das ações ordinárias em circulação da Mosaic após a emissão destas ações (R$ 2,907 bilhões (US$ 899 milhões), baseado na cotação das ações da Mosaic na data do fechamento da transação) e uma perda de R$ 184 milhões foi reconhecida na demonstração do resultado das operações descontinuadas do exercício encerrado em 31 de dezembro de 2018.

As ações recebidas da Mosaic foram contabilizadas como um instrumento financeiro mensurado ao valor justo por meio do resultado abrangente. No exercício social encerrado em 31 de dezembro de 2018, a Companhia reconheceu um ganho de R$ 275 milhões, como “Ajuste ao valor justo de investimento em ações” em outros resultados abrangentes.

Os ativos líquidos de fertilizantes foram ajustados para refletir o valor justo menos o custo de venda e uma perda em 2017 no valor de R$ 2,325 bilhões foi reconhecida na demonstração do resultado das operações descontinuadas do exercício encerrado em 31 de dezembro de 2017.

b) Cubatão (parte do negócio de fertilizantes)

Em novembro de 2017, a Companhia celebrou um acordo com Yara International ASA (“Yara”) para vender os ativos localizados em Cubatão, Brasil. Em maio de 2018, a transação foi concluída e a Companhia recebeu R$ 882 milhões (US$ 255 milhões) pagos em espécie e, tendo sido uma perda de R$ 231 milhões reconhecida no segundo trimestre de 2018, na demonstração do resultado das operações descontinuadas.

Como consequência, os ativos líquidos foram ajustados para refletir o valor justo menos o custo de venda e uma perda de R$ 508 milhões foi reconhecida na demonstração do resultado das operações em 31 de dezembro de 2017.

Análise das variações patrimoniais em 31 de dezembro de 2019, 2018 e 2017

							Variação
							2019 x 2018		2018 x 2017
Ativo (em bilhões de reais)	31/12/2019	AV (%)¹	31/12/2018	AV (%)¹	31/12/2017	AV (%)¹	R$	%	R$	%
Circulante
Caixa e equivalentes de caixa	29,627	8,0	22,413	6,6	14,318	4,4	7,214	32,2	8,095	56,5
Aplicações financeiras de curto prazo	3,329	0,9	0,125	0,0	0,061	0,0	3,204	2.563,2	0,064	104,9
Contas a receber	10,195	2,8	10,261	3,0	8,602	2,6	(0,066)	(0,6)	1,659	19,3
Outros ativos financeiros	3,062	0,8	1,558	0,5	6,628	2,0	1,504	96,5	(5,070)	(76,5)
Estoques	17,228	4,7	17,216	5,0	12,987	4,0	0,012	0,1	4,229	32,6
Tributos antecipados sobre o lucro	1,492	0,4	2,104	0,6	2,584	0,8	(0,612)	(29,1)	(0,480)	(18,6)
Tributos a recuperar	2,227	0,6	3,422	1,0	3,876	1,2	(1,195)	(34,9)	(0,454)	(11,7)
Outros	1,538	0,4	2,157	0,6	1,780	0,5	(0,619)	(28,7)	0,377	21,2

Ativos não circulantes mantidos para venda	-	-	-	-	11,865	3,6	-	-	(11,865)	(100,0)
	68,698	18,6	59,256	17,3	50,836	15,5	9,442	15,9	8,420	16,6

Não circulante
Depósitos judiciais	12,734	3,4	6,649	1,9	6,571	2,0	6,085	91,5	0,078	1,2
Outros ativos financeiros	10,969	3,0	12,180	3,6	10,690	3,3	(1,211)	(9,9)	1,490	13,9
Tributos antecipados sobre o lucro	2,407	0,7	2,107	0,6	1,754	0,5	0,300	14,2	0,353	20,1
Tributos a recuperar	2,446	0,7	2,913	0,9	2,109	0,6	(0,467)	(16,0)	0,804	38,1
Tributos diferidos sobre o lucro	37,151	10,0	26,767	7,8	21,959	6,7	10,384	38,8	4,808	21,9
Outros	1,998	0,5	1,015	0,3	0,882	0,3	0,983	96,8	0,133	15,1
	67,705	18,3	51,631	15,1	43,965	13,4	16,074	31,1	7,666	17,4
Investimentos	11,278	3,1	12,495	3,7	11,802	3,6	(1,217)	(9,7)	0,693	5,9
Intangíveis	34,257	9,3	30,850	9,0	28,094	8,6	3,407	11,0	2,756	9,8
Imobilizado	187,733	50,8	187,481	54,9	181,535	55,3	0,252	0,1	5,946	3,3
	300,973	81,4	282,457	82,7	265,396	80,9	18,516	6,6	17,061	6,4
Total do ativo	369,671	100,0	341,713	100,0	328,097	100,0	27,958	8,2	13,616	4,1

(1) Em relação ao total do ativo.

							Variação
							2019 x 2018		2018 x 2017
Passivo e patrimônio líquido (em bilhões de reais)	31/12/2019	AV (%)¹	31/12/2018	AV (%)¹	31/12/2017	AV (%)¹	R$	%	R$	%
Circulante
Fornecedores e empreiteiros	16,556	4,5	13,610	4,0	13,367	4,1	2,946	21,6	0,243	1,8
Empréstimos e financiamentos	4,895	1,3	3,889	1,1	5,633	1,7	1,006	25,9	(1,744)	(31,0)
Arrendamentos	0,910	0,2	-	-	-	-	-	-	-	-
Outros passivos financeiros	4,328	1,2	6,213	1,8	3,260	1,0	(1,885)	(30,3)	2,953	90,6
Tributos a recolher	2,065	0,6	1,659	0,5	1,878	0,6	0,406	24,5	(0,219)	(11,7)
Programa de refinanciamento ("REFIS")	1,737	0,5	1,673	0,5	1,604	0,5	0,064	3,8	0,069	4,3
Passivos relacionados a participação em coligadas e joint ventures	2,079	0,6	1,120	0,3	1,080	0,3	0,959	85,6	0,040	3,7
Provisões	4,956	1,3	5,278	1,5	4,610	1,4	(0,322)	(6,1)	0,668	14,5
Passivos relacionados a Brumadinho	6,319	1,7	-	-	-	-	6,319	-	-	-
Descaracterização das barragens	1,247	1,7	-	-	-	-	1,247	-	-	-
Dividendos e juros sobre o capital próprio	6,333	1,7	-	-	4,742	1,4	6,333	-	(4,742)	(100,0)
Outros	4,381	1,2	1,843	0,5	3,284	1,0	2,538	137,7	(1,441)	(43,9)

Passivos relacionados a ativos não circulantes mantidos para venda	-	-	-	-	3,899	1,2	-	-	(3,899)	(100,0)
	55,806	15,1	35,285	10,3	39,458	12,0	20,521	58,2	(4,173)	(10,6)

Não circulante
Empréstimos e financiamentos	47,730	12,9	56,039	16,4	68,759	21,0	(8,309)	(14,8)	(12,720)	(18,5)
Arrendamentos	6,308	1,7	-	-	-	-	6,308	-	-	-
Outros passivos financeiros	17,622	4,8	11,155	3,3	9,575	2,9	6,467	58,0	1,580	16,5
Programa de refinanciamento ("REFIS")	14,012	3,8	15,179	4,4	16,176	4,9	(1,167)	(7,7)	(0,997)	(6,2)
Tributos diferidos sobre o lucro	7,585	2,1	5,936	1,7	5,687	1,7	1,649	27,8	0,249	4,4
Provisões	34,233	9,3	27,491	8,0	23,243	7,1	6,742	24,5	4,248	18,3
Passivos relacionados a Brumadinho	5,703	1,5	-	-	-	-	5,703	-	-	-
Descaracterização das barragens	8,787	2,4	-	-	-	-	8,787	-	-	-
Passivos relacionados a participação em coligadas e joint ventures	4,774	1,3	3,226	0,9	2,216	0,7	1,548	48,0	1,010	45,6
Streaming transactions	8,313	2,2	8,886	2,6	6,117	1,9	(0,573)	(6,4)	2,769	45,3
Outros	1,649	0,4	4,833	1,4	4,861	1,5	(3,184)	(65,9)	(0,028)	(0,6)
	156,716	42,4	132,745	38,8	136,634	41,6	23,971	18,1	(3,889)	(2,8)
Total do passivo	212,522	57,5	168,030	49,2	179,991	54,9	44,492	26,5	(11,961)	(6,6)

Patrimônio líquido
Patrimônio líquido dos acionistas da Vale	161,480	43,7	170,403	49,9	143,758	43,8	(8,923)	(5,2)	26,645	18,5
Patrimônio líquido dos acionistas não controladores	(4,331)	(1,2)	3,280	1,0	4,348	1,3	(7,611)	(232,0)	(1,068)	(24,6)

Total do patrimônio líquido	157,149	42,5	173,683	50,8	148,106	45,1	(16,534)	(9,5)	25,577	17,3
Total do passivo e patrimônio líquido	369,671	100,0	341,713	100,0	328,097	100,0	27,958	8,2	13,616	4,1

(1) Em relação ao total do passivo e patrimônio líquido.

Ativo

Caixa e equivalentes de caixa

Em 31 de dezembro de 2019, o saldo de caixa e equivalentes de caixa totalizou R$ 29,627 bilhões, comparado a R$ 22,413 bilhões em 31 de dezembro de 2018. O aumento de R$ 7.214 bilhões ou 32,2% é decorrente, principalmente do (i) aumento da geração de caixa operacional em função de maiores preços médios realizados do segmento de minerais ferrosos e (ii) diminuição do fluxo de pagamentos de dívida.

Em 31 de dezembro de 2018, o saldo de caixa e equivalentes de caixa totalizou R$ 22,413 bilhões, comparado a R$ 14,318 bilhões em 31 de dezembro de 2017. O aumento de R$ 8,095 bilhões ou 56,5% é decorrente, principalmente, dos seguintes fatores: (i) aumento da geração de caixa operacional em 2018 e (ii) recebimento de caixa pela venda dos ativos das operações de fertilizantes e do Nacala Project Finance no valor (R$ 8,434 bilhões) e conclusão da operação para a venda dos fluxos de cobalto.

Aplicações financeiras de curto prazo

Em 31 de dezembro de 2019, o saldo de aplicações financeiras totalizou R$ 3,329 bilhões, comparado a R$ 125 milhões em 31 de dezembro de 2018. O aumento de R$ 3,204 bilhões é decorrente, principalmente, das aplicações financeiras em títulos pós-fixados (“Tesouro SELIC", ex-LFT) indexados à variação da taxa SELIC, a taxa de juros básica da economia.

Em 31 de dezembro de 2018, o saldo de aplicações financeiras totalizou R$ 125 milhões, comparado a R$ 61 milhões em 31 de dezembro de 2017. O aumento de R$ 64 milhões é decorrente, principalmente, da apreciação do dólar americano em relação ao real em 2018.

Contas a receber

Em 31 de dezembro de 2019, o saldo de contas a receber totalizou R$ 10,195 bilhões mantendo-se em linha com o saldo de R$ 10,261 bilhões em 31 de dezembro de 2018.

Em 31 de dezembro de 2018, o saldo de contas a receber totalizou R$ 10,261 bilhões comparado a R$ 8,602 bilhões em 31 de dezembro de 2017. O aumento de R$ 1,659 bilhões ou 19,3% é decorrente dos seguintes fatores: (i) maiores preços médios realizados em 2018, (ii) apreciação do dólar americano em relação ao real em 2018 e (iii) maiores volumes vendidos de minério de ferro e pelotas em 2018.

Outros ativos financeiros

Circulante

Em 31 de dezembro de 2019, o saldo de outros ativos financeiros totalizou R$ 3,062 bilhões comparado a R$ 1,558 bilhão em 31 de dezembro de 2018. O aumento de R$ 1,504 bilhões ou 96,5% é decorrente da posição dos ativos relacionados aos instrumentos financeiros derivativos.

Em 31 de dezembro de 2018, o saldo de outros ativos financeiros totalizou R$ 1,558 bilhão comparado a R$ 6,689 bilhões em 31 de dezembro de 2017. A redução de R$ 5,131 bilhões ou 76,7% é decorrente do recebimento em 2018 do Nacala Project Finance.

Não circulante

Em 31 de dezembro de 2019, o saldo de outros ativos financeiros totalizou R$ 10,969 bilhões comparado a R$ 12,180 bilhões em 31 de dezembro de 2017. A redução de R$ 1,211 bilhões ou 9,9% é decorrente da variação do valor de mercado das ações da The Mosaic Company (“Mosaic”) detidas pela Companhia (R$ 898 milhões).

Em 31 de dezembro de 2018, o saldo de outros ativos financeiros totalizou R$ 12,180 bilhões comparado a R$ 10,690 bilhões em 31 de dezembro de 2017. O aumento de R$ 1,490 bilhões ou 13,9% é decorrente do recebimento das ações da Mosaic como parte da venda das operações de Fertilizantes.

Estoques

Em 31 de dezembro de 2019, o saldo de estoques totalizou R$ 17,228 bilhões mantendo-se em linha com o saldo de R$ 17,216 bilhões em 31 de dezembro de 2018.

Em 31 dezembro de 2018, o saldo de estoques totalizou R$ 17,216 bilhões comparado a R$ 12,987 bilhões em 31 de dezembro de 2017. O aumento de R$ 4,229 bilhões ou 32,6%, é decorrente, principalmente, de (i) maiores volumes de minerais ferrosos produzidos e armazenados em 2018, especialmente nos estoques internacionais em virtude da estratégia de blendagem de minério de ferro na China e (ii) maiores custos de frete em 2018.

Tributos a recuperar

Circulante

Em 31 de dezembro de 2019, o saldo de tributos a recuperar totalizou R$ 2,227 bilhões comparados a R$ 3,422 bilhões em 31 de dezembro de 2018. A redução de R$ 1,195 bilhões ou 34,9%, é decorrente da provisão para perda realizada sobre os de créditos de ICMS e da utilização dos créditos de PIS/COFINS para a compensação de imposto de renda.

Em 31 de dezembro de 2018, o saldo de tributos a recuperar totalizou R$ 3,422 bilhões comparados a R$ 3,876 bilhões em 31 de dezembro de 2017. A redução de R$ 454 milhões ou 11,7% é decorrente da utilização de créditos de PIS/COFINS para compensação de imposto de renda fonte.

Não circulante

Em 31 de dezembro de 2019, o saldo de tributos a recuperar totalizou R$ 2,446 bilhões comparado a R$ 2,913 bilhões em 31 de dezembro de 2018. A redução de R$ 467 milhões ou 16,0% é decorrente, principalmente, da transferência para o ativo circulante dos créditos de PIS/COFINS proveniente das aquisições de ativo imobilizado.

Em 31 de dezembro de 2018, o saldo de tributos a recuperar totalizou R$ 2,913 bilhões comparado a R$ 2,109 bilhões em 31 de dezembro de 2017. O aumento de R$ 804 milhões ou 38,1% é decorrente, principalmente, dos créditos de PIS/COFINS provenientes das aquisições de imobilizado.

Ativos não circulantes mantidos para venda

Em 31 de dezembro de 2017, o saldo de ativos não circulantes mantidos para venda totalizou R$ 11,865 bilhões, referente à operação do segmento de fertilizantes. A operação de Nacala foi concluída durante o exercício encerrado em 31 de dezembro de 2017.

Depósitos judiciais

Em 31 de dezembro de 2019, o saldo de depósitos judiciais totalizou R$ 12,734 bilhões comparado a R$ 6,649 bilhões em 31 de dezembro de 2018. O aumento de R$ 6,085 bilhões ou 91,5% é decorrente, principalmente, dos depósitos judiciais realizados pela Companhia em 2019 em relação ao evento de Brumadinho (R$ 5,976 bilhões).

Em 31 de dezembro de 2018, o saldo de depósitos judiciais totalizou R$ 6,649 bilhões, mantendo-se em linha com o saldo de R$ 6,571 bilhões em 31 de dezembro de 2017.

Tributos diferidos sobre o lucro

Em 31 de dezembro de 2019, o saldo de tributos diferidos sobre o lucro totalizou R$ 37,151 bilhões comparado a R$ 26,767 bilhões em 31 de dezembro de 2018. O aumento de R$ 10,384 bilhões ou 38,8% é decorrente principalmente do reconhecimento de imposto de renda diferido proveniente de diferença temporária das provisões relativas ao evento de Brumadinho.

Em 31 de dezembro de 2018, o saldo de tributos diferidos sobre o lucro totalizou R$ 26,767 bilhões comparado a R$ 21,959 bilhões em 31 de dezembro de 2017. O aumento de R$ 4,808 bilhões ou 21,9% é decorrente principalmente do reconhecimento de imposto de renda diferido ativo proveniente de prejuízos fiscais de subsidiária no exterior.

Intangíveis

Em 31 de dezembro de 2019, o saldo de intangíveis totalizou R$ 34,257 bilhões comparado a R$ 30,850 bilhões em 31 de dezembro de 2018. O aumento de R$ 3,407 bilhões ou 11% é decorrente, principalmente, da aquisição da New Steel e dos investimentos realizados para a duplicação da ferrovia Estrada de Ferro Carajás (concessão), para atender o escoamento do projeto S11D.

Em 31 de dezembro de 2018, o saldo de intangíveis totalizou R$ 30,850 bilhões comparado a R$ 28,094 bilhões em 31 de dezembro de 2017. O aumento de R$ 2,756 bilhões ou 9,8% é decorrente, principalmente, dos investimentos realizados para a duplicação da ferrovia Estrada de Ferro Carajás (concessão), para atender o escoamento do projeto S11D.

Imobilizado

Em 31 de dezembro de 2019, o saldo de imobilizado totalizou R$ 187,733 bilhões mantendo-se em linha com o saldo de R$ 187,481 bilhões em 31 de dezembro de 2018. As baixas, o impairment e a depreciação do exercício foram compensadas pelas adições e pela adoção do IFRS 16.

Em 31 de dezembro de 2018, o saldo de imobilizado totalizou R$ 187,481 bilhões comparado a R$ 181,535 bilhões em 31 de dezembro de 2017. O aumento de R$ 5,946 bilhões ou 3,3% é decorrente da valorização do dólar em relação ao real em 2018. As baixas e depreciação do exercício foram compensadas pelas adições.

Passivo

Fornecedores e empreiteiros

Em 31 de dezembro de 2019, o saldo de fornecedores e empreiteiros totalizou R$ 16,556 bilhões comparado a R$ 13,610 bilhões em 31 de dezembro de 2018. O aumento de R$ 2,946 bilhões ou 21,6% é decorrente da estratégia da Companhia de antecipação os pagamentos no último trimestre de 2018 no montante aproximado de R$1,8 bilhões, aliado à provisão em 2019 do pagamento de take or pay da MRS Logística S.A. (“MRS”), no montante aproximado de R$ 600 milhões.

Em 31 de dezembro de 2018, o saldo de fornecedores e empreiteiros totalizou R$ 13,610 bilhões mantendo-se alinhado ao saldo de R$ 13,367 bilhões em 31 de dezembro de 2017.

Empréstimos e financiamentos

Circulante e não circulante

Em 31 de dezembro de 2019, o saldo de empréstimos e financiamentos totalizou R$ 52,625 bilhões comparado R$ 59,928 bilhões em 31 de dezembro de 2018. A redução de R$ 7,303 bilhões ou 12,2% é decorrente dos pagamentos, líquidos das captações e do efeito positivo da variação da taxa de câmbio.

Em 31 de dezembro de 2018, o saldo de empréstimos e financiamentos totalizou R$ 59,928 bilhões comparado R$ 74,392 bilhões em 31 de dezembro de 2017. A redução de R$ 14,464 bilhões ou 19,4% é decorrente dos pagamentos, líquidos das captações e do efeito positivo da variação da taxa de câmbio.

Arrendamentos

Circulante e não circulante

Em 31 de dezembro de 2019, o saldo de arrendamentos totalizou R$ 7,218 bilhões, cujo saldo é decorrente da adoção do IFRS 16/ CPC 06 (R2), utilizando a abordagem retrospectiva com o efeito cumulativo, reconhecida na data da aplicação inicial. Dessa forma, a informação comparativa não foi reapresentada e continua a ser divulgada de acordo com o IAS 17/CPC 06 (R1) e interpretações relacionadas.

Para mais informações sobre os a adoção do IFRS 16/CPC 06 (R2), vide o item 10.4 deste Formulário de Referência.

Outros passivos financeiros

Circulante

Em 31 de dezembro de 2019, o saldo de outros passivos financeiros totalizou R$ 4,328 bilhões comparado a R$ 6,213 bilhões em 31 de dezembro de 2018. A redução de R$ 1,885 bilhões ou 30,3% é decorrente dos seguintes fatores: (i) redução da posição dos passivos relacionados aos instrumentos financeiros derivativos (R$ 1,444 bilhão) e (ii) redução da variação cambial e juros do empréstimo em moeda estrangeira com a Pangea Emirates Ltd (“Pangea”), uma empresa do grupo de acionistas da Companhia, que detém 15% de participação na Vale Moçambique S.A. (R$ 441 milhões).

Em 31 de dezembro de 2018, o saldo de outros passivos financeiros totalizou R$ 6,213 bilhões comparado a R$ 3,260 bilhões em 31 de dezembro de 2017. O aumento de R$ 2,953 bilhões ou 90,6% é decorrente dos seguintes fatores: (i) aumento da posição dos passivos relacionados aos instrumentos financeiros derivativos (R$ 1,477 bilhão) e (ii) aumento da variação cambial e juros do empréstimo em moeda estrangeira com a Pangea (R$ 1,476 bilhão).

Não circulante

Em 31 de dezembro de 2019, o saldo de outros passivos financeiros totalizou R$ 17,622 bilhões comparado a R$ 11,155 bilhões em 31 de dezembro de 2018. O aumento de R$ 6,467 bilhões ou 58,0% é decorrente, principalmente, da variação do valor de mercado das debêntures participativas, resultando em um aumento no valor justo deste instrumento financeiro (R$ 4,962 bilhões).

Em 31 de dezembro de 2018, o saldo de outros passivos financeiros totalizou R$ 11,155 bilhões comparado a R$ 9,575 bilhões em 31 de dezembro de 2017. O aumento de R$ 1,580 bilhões ou 16,5% é decorrente, principalmente, da variação do valor de mercado das debêntures participativas, resultando em um aumento no valor justo deste instrumento financeiro.

Tributos diferidos sobre o lucro

Em 31 de dezembro de 2019, o saldo de tributos diferidos sobre o lucro totalizou R$ 7,585 bilhões comparado a R$ 5,936 bilhões em 31 de dezembro de 2018. O aumento de R$ 1,649 bilhões ou 27,8% é decorrente do efeito da valorização do dólar frente ao real e do registro do imposto de renda diferido sobre a mais valia proveniente da aquisição da New Steel Global N.V. (“New Steel”).

Em 31 de dezembro de 2018, o saldo de tributos diferidos sobre o lucro totalizou R$ 5,936 comparado a R$ 5,687 bilhões em 31 de dezembro de 2017. O aumento de R$ 249 milhões ou 4,4% é decorrente do efeito da valorização do dólar americano em relação ao real.

Passivos relacionados à participação em coligadas e joint ventures

Em 31 de dezembro de 2019, o saldo da provisão relacionada à participação em coligadas e joint ventures totalizou R$ 6,853 bilhões comparado a R$ 4,346 bilhões em 31 de dezembro de 2018. Para mais informações sobre os passivos relacionados à participação em coligadas e joint ventures, vide o item 10.3 deste Formulário de Referência.

Em 31 de dezembro de 2018, o saldo da provisão totalizou R$ 4,346 bilhões comparado a R$ 3,296 bilhões em 31 de dezembro de 2017. O aumento de R$ 1,050 bilhão ou 31,8% está principalmente relacionado à revisão das estimativas de custos necessários para reparar e compensar os impactos decorrentes do rompimento da barragem de Fundão.

Provisões

Circulante e não circulante

Em 31 de dezembro de 2019, o saldo de provisões totalizou R$ 34,233 comparado a R$ 27,491 milhões em 31 de dezembro de 2018. O aumento de R$ 6,742 bilhões ou 24,5% é decorrente dos seguintes fatores: (i) provisão de contratos onerosos relacionada aos custos com contratos de longo prazo do sistema Centro-Oeste para transporte fluvial e serviço portuário, que possuem volume mínimo garantido (R$ 1,003 bilhão), (ii) revisão nas estimativas de fluxo de caixa nas obrigações para desmobilização de ativos (R$ 3,585 bilhões), (iii) redução da taxa de desconto do fundo de pensão (R$ 1,321 bilhão) e (iv) mudança de prognóstico para provável de processo cível referente à indenização por danos materiais em razão da queda dos descarregadores de navios do Terminal de Praia Mole – ES (R$ 515 milhões).

Em 31 de dezembro de 2018, o saldo de provisões totalizou R$ 27,491 comparado a R$ 23,243 milhões em 31 de dezembro de 2017. O aumento de R$ 4,248 bilhões ou 18,3% é decorrente dos seguintes fatores: (i) provisão de contratos onerosos relacionada aos custos com contratos de longo prazo do sistema Centro-Oeste para transporte fluvial e serviço portuário, que possuem volume mínimo garantido e (ii) revisão nas estimativas de fluxo de caixa nas obrigações para desmobilização de ativos.

Passivos relacionados a Brumadinho

Para mais informações sobre os passivos relacionados a Brumadinho, vide o item 10.3 deste Formulário de Referência.

Descaracterização das barragens

Para mais informações sobre os passivos relacionados à descaracterização das barragens, vide o item 10.3 deste Formulário de Referência.

Patrimônio líquido dos acionistas controladores

Em 31 de dezembro de 2019, a Companhia apresentou um patrimônio líquido dos acionistas controladores de R$ 161,480 bilhões, comparado a R$ 170,403 bilhões em 31 de dezembro de 2018. A redução R$ 8,923 bilhões ou 5,2% é decorrente, principalmente, do prejuízo líquido da Companhia de R$ 6,672 bilhões e pela deliberação do pagamento de juros sobre o capital próprio no total de R$7,253 bilhões. Esses efeitos foram parcialmente compensados pelo efeito positivo de conversão cambial no montante de R$ 4,625 bilhões.

Em 31 de dezembro de 2018, a Companhia apresentou um patrimônio líquido dos acionistas controladores de R$ 170,403 bilhões, comparado a R$ 143,758 bilhões em 31 de dezembro de 2017. O aumento de R$ 26,645 bilhões ou 18,5%, é decorrente principalmente do (i) lucro líquido da Companhia de R$ 25,657 bilhões e (ii) pelo efeito positivo de conversão cambial no montante de R$ 14,132 bilhões. Esses efeitos foram parcialmente compensados pela (i) antecipação do pagamento de dividendos e juros sobre o capital próprio no total de R$ 7,694 bilhões e (ii) programa de recompra de ações ordinárias e ADSs no montante de R$ 3,858 bilhões.

Análise das variações dos fluxos de caixa relativas aos exercícios encerrados em 31 de dezembro de 2019, 2018 e 2017

A tabela a seguir apresenta os valores relativos às demonstrações dos fluxos de caixa consolidadas para os exercícios sociais encerrados em 31 de dezembro de 2019, 31 de dezembro de 2018 e 31 de dezembro de 2017:

	Exercício encerrado em 31 de dezembro de
(em bilhões de reais)	2019	Variação %	2018	Variação %	2017
Caixa gerado pelas operações:

Lucro antes dos tributos sobre o lucro das operações	(11,206)	(144,6)	25,118	0,9	24,885

Ajustes para reconciliar o lucro líquido do exercício com recursos provenientes de atividades operacionais	58,488	156,5	22,802	51,1	15,086

Caixa líquido proveniente das atividades operacionais	47,282	(1,3)	47,920	19,9	39,971

Caixa líquido utilizado nas atividades de investimento	(26,540)	2.772,3	(0,924)	(91,4)	(10,690)

Caixa líquido utilizado nas atividades de financiamento	(14,884)	(63,3)	(40,529)	44,6	(28,031)

Caixa líquido utilizados nas operações descontinuadas	-	(100,0)	(0,157)	(80,8)	(0,817)

Aumento no caixa e equivalentes de caixa	5,858	(7,2)	6,310	1.357,3	0,433

Caixa e equivalentes de caixa no início do exercício	22,413	56,5	14,318	3,1	13,891

Efeito de variações cambial no caixa e equivalentes de caixa	1,356	(37,5)	2,170	5.610,5	0,038

Caixa e equivalentes de caixa de empresas vendidas e incorporadas, líquidos	-	(100,0)	(0,385)	775,0	(0,044)

Caixa e equivalentes de caixa no final do exercício	29,627	32,2	22,413	56,5	14,318

Caixa líquido proveniente das atividades operacionais

O fluxo de caixa proveniente das atividades operacionais totalizou R$ 47,920 bilhões em 2019, ficando em linha com o montante de R$ 47,282 bilhões em 2018.

O fluxo de caixa proveniente das atividades operacionais aumentou 19,9%, passando de R$ 39,971 bilhões, em 2017, para R$ 47,920 bilhões em 2018, em função, principalmente, dos seguintes fatores: (i) aumento da geração de caixa operacional em 2018 decorrente do aumento dos volumes vendidos de minério de ferro e pelotas, (ii) maiores preços médios realizados do segmento de minerais ferrosos e (iii) conclusão da operação para a venda dos fluxos de cobalto.

Caixa líquido utilizado nas atividades de investimentos

O fluxo de caixa aplicado nas atividades de investimento da Companhia no exercício encerrado em 31 de dezembro de 2019 totalizou R$ 26,540 bilhões, comparado aos R$ 924 milhões no mesmo período de 2018, em virtude de: (i) aquisição de subsidiárias (R$ 3,513 bilhões), (ii) depósitos judiciais relacionados a Brumadinho (R$ 6,169 bilhões) e (iii) aplicações financeiras em Tesouro SELIC (R$ 3,408 bilhões).

O fluxo de caixa aplicado nas atividades de investimento da Companhia no exercício encerrado em 31 de dezembro de 2018 totalizou R$ 924 milhões, comparado aos R$ 10,690 bilhões no mesmo período de 2017, em virtude do recebimento de caixa pela venda dos ativos das operações de fertilizantes e do Nacala Project Finance no valor (R$ 8,434 bilhões).

Caixa líquido utilizado nas atividades de financiamentos

O fluxo de caixa das atividades de financiamento no exercício encerrado em 31 de dezembro de 2019 totalizou R$ 14,884 bilhões, comparado aos R$ 40,529 bilhões em 2018, em função, principalmente, da (i) não remuneração ao acionista em decorrência do evento de Brumadinho, (ii) recompra de ações da MBR (R$ 3,310 bilhões) e (iii) menor captação e pagamentos de empréstimos e financiamentos líquidos (R$ 9,988 bilhões).

O fluxo de caixa das atividades de financiamento no exercício encerrado em 31 de dezembro de 2018 totalizou R$ 40,529 bilhões, comparado aos R$ 28,031 bilhões em 2017, principalmente em função do aumento na remuneração ao acionista (R$ 7,748 bilhões), (ii) recompra de ações, no montante (R$ 3,858 bilhões) e (iii) menor captação de empréstimos e financiamentos (R$ 1,639 bilhões).

10.2 – Os diretores devem comentar:

a. resultados das operações do emissor, em especial

(1)	descrição de quaisquer componentes importantes da receita

A receita da Vale depende, entre outros fatores, do volume de produção nas suas instalações e dos preços de seus produtos. Foi publicado relatório de produção que está disponível no website da Companhia (www.vale.com).

A tabela a seguir resume, para os períodos indicados, a distribuição da receita líquida da Vale com base na localização geográfica de seus clientes.

	Exercício encerrado em 31 de dezembro de
(em bilhões de reais)	2019	%	2018	%	2017	%
América do Norte	8,097	5,4	7,346	5,5	7,399	6,8

EUA	5,271	3,546	4,937	3,7	4,183	3,9

Canadá	2,826	1,901	2,409	1,8	3,216	3,0

América do Sul	15,718	10,6	14,849	11,0	13,210	12,2

Brasil	13,196	8,9	11,860	8,8	11,091	10,2

Outros	2,522	1,7	2,989	2,2	2,119	2,0

Ásia	95,786	64,4	79,825	59,4	64,129	59,1

China	72,405	48,7	56,283	41,9	44,847	41,3

Japão	10,272	6,9	10,066	7,5	7,836	7,2

Coréia do Sul	5,070	3,4	4,772	3,5	4,482	4,1

Taiwan	3,763	2,5	1,882	1,4	2,231	2,1

Outros	4,276	2,9	6,822	5,1	4,733	4,4

Europa	20,492	13,8	22,374	16,6	17,570	16,2

Alemanha	6,653	4,5	6,058	4,5	4,414	4,1

França	2,038	1,4	2,412	1,8	1,761	1,6

Reino Unido	0,660	0,4	1,147	0,9	1,106	1,0

Itália	1,408	0,9	2,029	1,5	1,673	1,5

Outros	9,733	6,5	10,728	8,0	8,616	7,9

Demais países	8,547	5,8	10,089	7,5	6,224	5,7

Receita líquida	148,640	100,0	134,483	100,0	108,532	100,0

Demanda e preços

A tabela a seguir indica os preços médios dos principais produtos, em cada um dos períodos indicados.

	Exercício encerrado em 31 de dezembro de
(R$ por tonelada métrica, exceto quando indicado)	2019	2018	2017
Minério de ferro	345,18	244,14	205,08

Pelotas	542,73	430,96	348,50

Manganês	546,21	669,75	508,42

Ferroligas	4.180,71	4.301,94	4.322,96

Níquel	55.689,84	49.943,70	34.010,17

Cobre como subproduto do níquel	21.320,96	19.974,13	18.777,22

Cobre	21.408,10	20.653,97	19.345,15

Carvão

Carvão térmico	232,61	311,79	227,88

Carvão metalúrgico	675,75	696,04	550,95

A tabela a seguir indica os volumes vendidos dos principais produtos em cada um dos períodos indicados.

	Exercício encerrado em 31 de dezembro de
(em milhares de toneladas métricas)	2019	2018	2017
Minério de ferro	267.992	307.433	288.692

Pelotas	43.199	56.592	51.775

Manganês	1.063	1.572	1.826

Ferroligas	127	141	132

Níquel	206	236	295

Cobre como subproduto do níquel	122	105	143

Cobre	244	274	281

Carvão

Carvão térmico	4.356	5.393	4.602

Carvão metalúrgico	4.427	6.240	7.178

Minério de ferro e pelotas

O minério de ferro e as pelotas de minério de ferro são precificados com base em uma vasta gama de níveis de qualidade e características físicas. As diferenças de preços derivam de diversos fatores, tais como o teor de ferro de jazidas de minério específicas, os processos de beneficiamento necessários à produção do produto final desejado, o tamanho das partículas, o teor de umidade e o tipo e concentração de contaminantes (como fósforo, alumina, sílica e minério de manganês) presentes no minério. Além disso, os finos, o minério granulado e as pelotas geralmente comandam preços diferentes.

A demanda por minério de ferro e pelotas de minério de ferro se dá em função da demanda global por aço bruto. A demanda por aço bruto, por sua vez, é fortemente influenciada pelo setor imobiliário e pela produção industrial global. A demanda da China tem sido o principal propulsor da demanda e dos preços mundiais.

Em 2019, a média do índice de referência de preço de minério de ferro Platts IODEX 62% foi de US$ 93,4/t, ficando 34% acima do ano de 2018.

O ano de 2019 foi um ano marcado pelas disrupções de oferta atribuídas principalmente ao evento de Brumadinho, no Brasil, e ao impacto do ciclone Verônica, na Austrália, bem como à produção recorde de aço na China.

A produção de aço na China atingiu a marca recorde de 996 Mt em 2019, representando um aumento de 8,3% na base anual, com forte desempenho no quarto trimestre de 2019, direcionado principalmente, pelo contínuo estímulo ao setor imobiliário, pela recuperação da produção industrial e menores restrições no inverno

Por outro lado, a produção de aço (sem considerar a China) registrou redução de 1,6% em 2019, alcançando 873,6 Mt, como resultado do efeito das tensões comerciais entre EUA e China em setores intensivos em aço.

A média do índice MB65% foi de US$ 104,5/dmt em 2019, ficando 15% acima de 2018, seguindo a tendência do preço referência.

Os preços do minério de ferro da Vale são baseados em uma variedade de opções de preços, que geralmente são baseados nos índices spot para determinação dos preços cobrados de clientes. Os preços finais podem ser baseados em índices spot atuais e preços médios durante períodos específicos. Nos casos em que os produtos sejam precificados antes que o preço final seja determinável no momento da entrega, reconhecemos a venda com base em um preço provisório com um ajuste subsequente que reflita o preço final.

O preço realizado médio de minério de ferro no exercício social encerrado em 31 de dezembro de 2019 foi superior em 31,6%, e 35,7% em relação aos preços médios praticados em 2018 e 2017, respectivamente. O preço realizado médio de pelotas, no exercício social encerrado em 31 de dezembro de 2018, foi superior em 17,2% e 26,1% em relação aos preços médios praticados em 2018 e 2017, respectivamente.

Manganês e ferroligas

Os preços do minério de manganês e de ferroligas são principalmente influenciados pelas tendências do mercado do aço bruto. Os preços de ferroligas também são influenciados pelos preços dos seus principais insumos, como o minério de manganês, energia e coque. As vendas do minério de manganês são feitas com base no mercado spot ou médias mensais. Os preços de ferroligas são estabelecidos em bases semanais.

Níquel

O níquel é um metal negociado na London Metal Exchange (LME) e na Shanghai Futures Exchange (SHFE) e é principalmente usado na produção de aço inoxidável. A maioria dos produtos de níquel é precificada com desconto ou prêmio em relação ao preço da LME, dependendo das características técnicas e físicas do produto. A demanda do mercado de níquel é bastante afetada pela produção de aço inoxidável, que representou 68% do consumo no exercício social findo em 31 de dezembro de 2019 (68% e 69% nos exercícios findos em 31 de dezembro de 2018 e 2017, respectivamente).

A Vale mantém contratos de curto prazo de volume fixo com os clientes para a maioria das vendas anuais previstas de níquel. Esses contratos, juntamente com as suas vendas para aplicações em aço não inoxidável (aço liga, ligas com alto teor de níquel, galvanização e baterias), proporcionam uma demanda estável para uma porção significativa de sua produção anual. Em 2019, 70% das vendas de níquel refinado foram destinadas a aplicações de aço não inoxidável, em comparação com a média da indústria de produtores de níquel primário de 32%, trazendo mais estabilidade para o volume de vendas da Companhia. Como resultado do foco nesses segmentos de maior valor, a média de preços realizados de níquel refinado normalmente excedem os preços do níquel na LME.

Cobre

Os preços de cobre são determinados com base: (a) nos preços do metal de cobre nos mercados finais, como a LME, SHFE e COMEX e (b) no caso de produtos intermediários, como concentrado de cobre (que representam a maioria das vendas da Companhia) e anodo de cobre, as taxas para tratamento e refino negociadas com cada cliente. De acordo com o sistema de preço denominado MAMA (month after month of arrival – mês após mês de chegada), as vendas de concentrados de cobre e anodos são, temporariamente, determinadas no momento do embarque, sendo os preços finais fixados com base no preço LME para um período futuro, em geral, de um a três meses, após o embarque do produto.

A demanda global por cobre se manteve relativamente estável em 2019, em relação à 2018. A China foi responsável por aproximadamente 51% do consumo mundial em 2019, sendo o uso predominante de cobre no país nos setores de construção e elétrico.

Carvão

A demanda por carvão metalúrgico é impulsionada pela demanda de aço, sobretudo na Ásia. A demanda de carvão térmico está diretamente relacionada ao consumo de energia elétrica, que continuará a ser impulsionada pelo crescimento econômico mundial, particularmente nas economias emergentes, porém, ao mesmo tempo, impactada pelas maiores restrições de emissões. Atualmente, os preços de carvão metalúrgico são estabelecidos conforme os índices de referência spot ou estabelecidos com base na média trimestral do index e/ou sistema de benchmark trimestral para certos teores. Os preços do carvão térmico são fixados em negociações spot e/ou através de índices de referência e contratos anuais.

Em 2019 a média do carvão metalúrgico seaborne foi de US$ 177/t, ficando 15% abaixo do ano de 2018. Os principais fatores que impulsionaram a redução dos preços foram: fracos resultados macroeconômicos da Índia e Europa, resultando em desligamento de altos fornos, queda do preço do coque e do carvão metalúrgico chinês, impactando o preço internacional, menor produção de aço bruto no Japão e oferta estável da Austrália.

No carvão térmico, a média do índice Richard Bay foi de $72/t em 2019, ficando 27% abaixo do ano de 2018. Os principais fatores que impulsionaram a redução dos preços foram: preços mais competitivos de GNL, maior taxação de emissão de carbono na Europa, crescimento de fontes alternativas de geração de energia, demanda sazonal mais fraca da Índia, níveis mais altos de estoques de carvão na China e aumento da produção de carvão térmico na Indonésia.

a.	Fatores que afetaram materialmente os resultados operacionais

Em 31 de dezembro de 2019, o lucro operacional totalizou R$ 4,924 bilhões, comparado a R$ 43,869 bilhões em 31 de dezembro de 2018. A redução de R$ 38,945 bilhões ou 88,8%, é decorrente, principalmente, dos (i) efeitos resultantes do evento de Brumadinho (R$ 28,818 bilhões) e (ii) redução ao valor recuperável (“impairment”) e baixa de ativos não circulantes R$ 20,762 bilhões), parcialmente compensados por maiores preços médios realizados e maiores volumes de venda de minério de ferro e pelotas.

Em 31 de dezembro de 2018, o lucro operacional totalizou R$ 43,869 bilhões, comparado a R$ 34,812 bilhões em 31 de dezembro de 2017. O aumento de R$ 9,057 bilhões ou 26%, é decorrente, principalmente, de maiores preços médios realizados e maiores volumes de venda de minério de ferro e pelotas.

A Companhia apresentou margem operacional de 3,3%, 32,6% e 32,1% nos exercícios sociais encerrados em 31 de dezembro de 2019, 2018 e 2017, respectivamente.

LAJIDA (EBITDA) ajustado das operações continuadas

A administração usa o LAJIDA (EBITDA) ajustado das operações continuadas para avaliar a contribuição de cada segmento no desempenho e para respaldar as decisões sobre alocação de recursos. A definição da Companhia de LAJIDA (EBITDA) ajustado é o lucro ou prejuízo operacional acrescido de dividendos recebidos e juros de empréstimos de coligadas e joint ventures, excluindo (i) depreciação, exaustão e amortização e (ii) redução ao valor recuperável e baixa de ativos não circulantes.

	Exercício encerrado em 31 de dezembro de
(em bilhões de reais)	2019	2018	2017
Receita de vendas, líquida	148,640	134,483	108,532

LAJIR (EBIT) ajustado¹	27,556	48,825	37,150

LAJIDA (EBITDA) ajustado das operações continuadas	42,307	61,065	48,992

Remuneração aos acionistas (controladora)	7,253	7,694	4,721

¹ LAJIR (EBIT) ajustado corresponde ao LAJIDA (EBITDA) ajustado acrescido da depreciação e amortização.

A tabela a seguir demonstra uma reconciliação do LAJIDA (EBITDA) ajustado com o lucro líquido (prejuízo) de operações continuadas para os exercícios encerrados em 31 de dezembro de 2019, 2018 e 2017.

LAJIDA (EBITDA)	Exercício encerrado em 31 de dezembro de
(em bilhões de reais)	2019	2018	2017
Lucro líquido (prejuízo) das operações continuadas atribuído aos acionistas da Vale	(6,672)	25,967	20,213

Lucro líquido (prejuízo) atribuído aos acionistas não controladores	(2,025)	0,117	0,065

Lucro líquido (prejuízo) das operações continuadas	(8,697)	26,084	20,278

Depreciação, amortização e exaustão	14,751	12,240	11,842

Tributos sobre o lucro	(2,509)	(0,966)	4,607

Resultado financeiro	13,446	18,058	9,650

LAJIDA (EBITDA) das operações continuadas	16,991	55,416	46,377

Itens para reconciliação do LAJIDA (EBITDA) ajustado

Resultado de participações e outros resultados em coligadas e joint ventures	2,684	0,693	0,277

Dividendos recebidos e juros de empréstimos de coligadas e joint ventures	1,870	1,433	1,313

Redução ao valor recuperável e baixa de ativos não circulantes	20,762	3,523	1,025

LAJIDA (EBITDA) ajustado das operações continuadas	42,307	61,065	48,992

b. Variações das receitas atribuíveis a modificações de preços, taxas de câmbio, inflação, alterações de volumes e introdução de novos produtos e serviços

Variações nas taxas cambiais

Os resultados são afetados de várias maneiras por mudanças nas taxas de câmbio do Real. As variações na taxa de câmbio de fechamento influenciam os resultados financeiros da Vale, enquanto variações na taxa de câmbio média afetam seu desempenho operacional.

Em 2019, em média anual, o real se desvalorizou 7,9% frente ao dólar americano, de uma taxa de câmbio de R$ 3,66/US$ 1,00, em 2018, para R$ 3,95/US$ 1,00 em 2019. Em relação à taxa de câmbio de fechamento, o real desvalorizou 4% frente ao dólar americano, de uma taxa de câmbio de fechamento de R$ 3,87/US$ 1,00, em 31 de dezembro de 2018, para R$ 4,03/US$ 1,00 em 31 de dezembro de 2019.

A maior parte da receita da Companhia é expressa em dólares americanos, enquanto a maior parte dos custos de bens vendidos é expressa em diferentes moedas, sobretudo o real (44,2% em 31 de dezembro de 2019), além do dólar americano (48,8% em 31 de dezembro de 2019), dólares canadenses (5,9% em 31 de dezembro de 2019), rúpias indonésias, dólares australianos, euros e outras.

A variação monetária e cambial líquida afetou negativamente o lucro líquido da Companhia em R$ 1,491 bilhão em 31 de dezembro de 2019, em decorrência, principalmente, da adoção da política contábil de investimento líquido em operações no exterior.

O resultado líquido dos swaps de moedas e taxas de juros, estruturados principalmente para converter a dívida em reais para dólares americanos para proteção do fluxo de caixa contra a volatilidade cambial, produziu efeito contábil positivo de R$ 154 milhões no exercício social encerrado em 31 de dezembro de 2019.

Em 2018, em média anual, o real se desvalorizou 14,5% frente ao dólar americano, de uma taxa de câmbio de R$ 3,19/US$ 1,00, em 2017, para R$ 3,66/US$ 1,00 em 2018. Em relação à taxa de câmbio de fechamento, o real desvalorizou 17,1% frente ao dólar americano, de uma taxa de câmbio de fechamento de R$ 3,31/US$ 1,00, em 31 de dezembro de 2017, para R$ 3,87/US$ 1,00 em 31 de dezembro de 2018.

A maior parte da receita da Companhia é expressa em dólares americanos, enquanto a maior parte dos custos de bens vendidos é expressa em diferentes moedas, sobretudo o real (50,6% em 31 de dezembro de 2018), além do dólar americano (35,9% em 31 de dezembro de 2018), dólares canadenses (11,2% em 31 de dezembro de 2018), rúpias indonésias, dólares australianos, euros e outras.

A variação monetária e cambial líquida afetou negativamente o lucro líquido da Companhia em R$ 10,207 bilhões em 31 de dezembro de 2018, em decorrência, principalmente, do empréstimo de longo prazo em dólar, a pagar para a Vale International S.A.

O resultado líquido dos swaps de moedas e taxas de juros, estruturados principalmente para converter a dívida em reais para dólares americanos para proteção do fluxo de caixa contra a volatilidade cambial, produziu efeito contábil negativo de R$ 1,054 milhões no exercício social encerrado em 31 de dezembro de 2018.

Em janeiro de 2017, a Companhia implementou um hedge accounting para o risco de câmbio relacionado aos seus investimentos líquidos na Vale International e na Vale Áustria. O objetivo do programa é mitigar o impacto da variação cambial no resultado, reduzindo a volatilidade e permitindo que o resultado financeiro reflita melhor o desempenho econômico da sociedade.

Em 2017, em média anual, o real valorizou 8,6% frente ao dólar americano, de uma taxa de câmbio de R$ 3,49 /US$ 1,00, em 2016, para R$ 3,19/US$ 1,00 em 2017. Em relação à taxa de câmbio de fechamento, o real desvalorizou 1,5% frente ao dólar americano, de uma taxa de câmbio de fechamento de R$ 3,26/US$ 1,00, em 31 de dezembro de 2016, para R$ 3,31/US$ 1,00 em 31 de dezembro de 2017.

A maior parte da receita da Companhia é expressa em dólares americanos, enquanto a maior parte dos custos de bens vendidos é expressa em diferentes moedas, sobretudo o real (54,3% em 31 de dezembro de 2017), além do dólar americano (31,1% em 31 de dezembro de 2017), dólares canadenses (11,7% em 31 de dezembro de 2017), rúpias indonésias, dólares australianos, euros e outras.

A variação monetária e cambial líquida afetou negativamente o lucro líquido da Companhia em R$ 2,130 bilhões em 31 de dezembro de 2017, em decorrência, principalmente, do empréstimo de longo prazo em dólar, a pagar para a Vale International S.A.

O resultado líquido dos swaps de moedas e taxas de juros, estruturados principalmente para converter a dívida em reais para dólares americanos para proteção do fluxo de caixa contra a volatilidade cambial, produziu efeito contábil positivo de R$ 997 milhões no exercício social encerrado em 31 de dezembro de 2017.

Variações de Preço e Volumes

As receitas da Companhia são afetadas principalmente em virtude de modificações de preços, bem como alterações de volumes dos produtos comercializados.

Em 31 de dezembro de 2019, a receita de vendas líquida proveniente da comercialização dos produtos da Companhia foi de R$ 148,640 bilhões. Como a maior parte da receita está vinculada à comercialização de minerais ferrosos, principalmente de minério de ferro e pelotas, o aumento no preço médio realizado contribui significativamente para o aumento das receitas da Companhia. Em 31 de dezembro de 2018 e 31 de dezembro de 2017, a receita proveniente da comercialização dos produtos da Companhia foi de R$ 134,483 bilhões e R$ 108,532 bilhões, respectivamente.

A tabela a seguir apresenta a receita de vendas líquida da Companhia por segmento para os períodos indicados.

	Exercício encerrado em 31 de dezembro de
Segmento de negócios	2019	2018	2017
Minerais ferrosos	79,9%	76,5%	74,0%
Metais básicos	16,4%	18,2%	20,2%
Carvão	2,7%	4,5%	4,6%
Outros	1,0%	0,8%	1,2%
Total	100,0%	100,0%	100,0%

As vendas de minerais ferrosos representaram 79,9%, 76,5% e 74,0% da receita operacional de vendas líquida total da Companhia em 2019, 2018 e 2017, respectivamente.

Diversos fatores influenciaram os preços e a demanda dos diferentes produtos da Companhia, tais como: (a) teor de ferro e impurezas dos produtos e tamanho das partículas (para minério de ferro e pelotas), (b) tendências do mercado do aço carbono e preço dos principais insumos (para manganês e ferroligas), (c) demanda de aço, sobretudo na Ásia e oferta de carvão, sobretudo na produção chinesa, (d) desconto ou prêmio em relação ao preço negociado na London Metal Exchange (LME) (para níquel) e (e) preço do metal de cobre nos mercados finais (para cobre).

Para mais informações sobre as modificações dos preços dos produtos da Companhia, bem como sobre as alterações de volumes vendidos nos três últimos exercícios sociais, vide o item 10.2 (a) deste Formulário de Referência.

Variações nas taxas de inflação

As receitas da Companhia não são significativamente afetadas por taxas de inflação, sendo as principais variações da receita operacionais atribuíveis a modificações de preços e alterações de volumes.

c. Impacto da inflação, da variação de preços dos principais insumos e produtos, do câmbio e da taxa de juros no resultado operacional e no resultado financeiro da Vale, quando relevante

Para informações sobre os efeitos da inflação, da variação de preços dos principais produtos e do câmbio, vide item 10.2 (b) deste Formulário de Referência.

Taxa de Juros

A Vale está exposta aos riscos da taxa de juros de empréstimos e financiamentos. A dívida atrelada à taxa de juros em dólares americanos consiste principalmente em empréstimos, incluindo operações de pré-pagamento de exportações, empréstimos em bancos comerciais e organizações multilaterais. Em geral, estas dívidas são indexadas à taxa Libor (London Interbank Offered Rate). A taxa flutuante de suas dívidas expressa em reais inclui debêntures, empréstimos obtidos com o BNDES, ativos fixos e financiamento para a aquisição de serviços no mercado brasileiro. Os juros dessas obrigações estão atrelados principalmente ao CDI (Certificado de Depósito Interbancário), à taxa de juros de referência no mercado interbancário brasileiro e à TJLP (Taxa de Juros de Longo Prazo).

Em julho de 2017, o UK Financial Conduct Authority (“FCA”), entidade reguladora financeira no Reino Unido, anunciou a descontinuidade da taxa LIBOR até o final de 2021. Assim, os bancos não mais serão obrigados a disponibilizar a média dessas taxas. A Companhia está avaliando o potencial impacto com a eventual substituição da taxa de juros LIBOR.

A Companhia utiliza operações de swap para converter grande parte desta dívida para taxas fixas em dólares americanos. Em 31 de dezembro de 2019, antes das operações de swap, 19% da dívida era denominada em reais, e os demais 81% denominados em outras moedas. Em 31 de dezembro de 2018, antes das operações de swap, 23% da dívida era denominada em reais, e os demais 77% denominados em outras moedas. Em 31 de dezembro de 2017, antes das operações de swap, 18% da dívida era denominada em reais, e os demais 82% denominados em outras moedas.

Em 31 de dezembro de 2019, cerca de 43,1% da dívida estava atrelada a taxa de juros flutuante, em comparação a cerca de 35,7% em 31 de dezembro de 2018 da dívida estava atrelada a taxa de juros flutuante, em comparação a cerca de 35,6% em 31 de dezembro de 2017.

Preço dos principais insumos

Os custos de óleo combustível e gases são um componente importante do custo de produção da Vale e representou 6,6% do seu custo total de produtos vendidos no exercício social encerrado em 31 de dezembro de 2019, 7,0% em 2018 e 6,2% em 2017. Os custos de eletricidade representaram 4,0% do custo total de produtos vendidos no exercício social encerrado em 31 de dezembro de 2019, 4,1% em 2018 e 4,6% em 2017.

A Vale procura divulgar o máximo de informações sobre a sua visão dos diferentes mercados onde opera, suas diretrizes, estratégias e a sua execução, de modo a proporcionar aos participantes do mercado de capitais boas condições para a formação de expectativas sobre seu desempenho a médio e longo prazo.

10.3 – Os diretores devem comentar os efeitos relevantes que os eventos abaixo tenham causado ou se espera que venham a causar nas demonstrações financeiras do emissor e em seus resultados:

i.	Introdução ou alienação de segmento operacional

Não houve introdução ou alienação de segmentos operacionais no exercício social de 2019 que tenham causado ou possam ter efeitos relevantes sobre as demonstrações financeiras consolidadas da Companhia.

b. constituição, aquisição ou alienação de participação societária

Principais aquisições

Minerações Brasileiras Reunidas

Em 20 de dezembro de 2019, a Companhia adquiriu uma participação adicional de 36,4% na Minerações Brasileiras Reunidas S.A. (“MBR”) detida por uma de suas partes relacionadas, pelo valor total de R$ 3,309 bilhões. Após a conclusão da transação, a Companhia passou a deter 98,3% do capital social da MBR. Como essa transação não resultou em mudança de controle para a Companhia, o impacto de R$ 1,410 bilhão, decorrente da compra de participação adicional, foi reconhecido no patrimônio líquido da Companhia, como "Aquisições e baixas de acionistas não controladores".

Ferrous Resources Limited

Em 1º de agosto de 2019, a Companhia adquiriu 100% do capital social da Ferrous Resources Limited (“Ferrous”), uma empresa que atualmente possui e opera minas de minério de ferro próximas às operações da Companhia em Minas Gerais, pelo valor de R$ 1,986 bilhão (US$ 525 milhões). A Ferrous foi adquirida para que a Companhia obtenha acesso a reservas adicionais de minério de ferro.

O valor justo dos ativos identificáveis adquiridos e passivos assumidos, como resultado da aquisição, estão demonstrados a seguir:

(em milhões de reais)	1º de agosto de 2019
Ativos adquiridos	2.660

Caixa e equivalentes de caixa	357

Contas a receber	109

Estoques	38

Intangíveis	19

Imobilizado	1.608

Outros	529

Passivos assumidos	(814)

Ativos líquidos identificáveis adquiridos	1.846

Ajuste ao valor justo do imobilizado	211

Passivo de imposto diferido	(71)

Total de ativos líquidos identificáveis ao valor justo	1.986

New Steel Global N.V.

Em 24 de janeiro de 2019, a Companhia adquiriu 100% do capital social da New Steel Global N.V. (“New Steel”) pelo valor de R$ 1,884 bilhão. A New Steel é uma empresa que desenvolve tecnologia de processamento e beneficiamento de minério de ferro através de um processo integralmente a seco.

O valor pago é substancialmente atribuível aos projetos de pesquisa e desenvolvimento para processamento e beneficiamento de minério de ferro a serem utilizados na operação de pelotização da Companhia. Os ativos intangíveis não estão sujeitos a amortização até que a fase operacional seja atingida. No entanto, a Companhia avalia anualmente a redução ao valor recuperável desse ativo, ou com maior frequência quando um indicativo de redução ao valor recuperável for identificado.

O valor justo dos ativos identificáveis adquiridos e passivos assumidos da aquisição estão demonstrados a seguir:

(em milhões de reais)	24 de janeiro de 2019
Ativos adquiridos	70
Intangíveis	9
Outros ativos	61
Passivos assumidos	(1)
Ativos líquidos identificáveis adquiridos	69
Ajuste a valor justo do ativo intangível de pesquisa e desenvolvimento	2.748
Ajuste a valor justo do ativo imobilizado	2
Passivo de imposto diferido	(935)
Total de ativos líquidos identificáveis ao valor justo	1.884

Principais alienações de investimentos e vendas de ativos

Não houve introdução ou alienação de segmentos operacionais no exercício social de 2019 que tenham causado ou possam ter efeitos relevantes sobre as demonstrações financeiras consolidadas da Companhia.

c. Eventos ou operações não usuais

Surto de coronavírus

Os casos de coronavírus (“COVID-19”) foram reportados pela primeira vez em 30 de dezembro de 2019 e desde então se espalharam por diversos países, com relatos de múltiplas fatalidades ocasionadas pelo vírus, incluindo nas localidades onde a Companhia mantém suas principais operações.

Em 11 de março de 2020, a Organização Mundial da Saúde declarou a COVID-19 como um surto pandêmico. Durante o mês de março de 2020, as autoridades governamentais de várias jurisdições impuseram confinamentos ou outras restrições para conter o vírus e diversas empresas suspenderam ou reduziram suas operações. O impacto final na economia global e nos mercados financeiros ainda é incerto, mas espera-se que seja significativo. À medida que os efeitos da pandemia afetam as regiões onde as operações da Vale estão concentradas, a Companhia pode enfrentar dificuldades operacionais relacionadas à força de trabalho e pode precisar adotar medidas de contingência ou eventualmente suspender as operações. Uma parte significativa da receita da Companhia é originada das vendas feitas aos clientes da Ásia e Europa, e a Vale também conta com uma extensa cadeia de logística e suprimentos, incluindo diversos portos, centros de distribuição e fornecedores que têm operações nas regiões afetadas. A Companhia está avaliando o impacto da COVID-19 em seus negócios.

Redução do valor recuperável (“impairment”) e contratos onerosos - A Companhia avaliou as circunstâncias que poderiam indicar o impairment de seus ativos não financeiros e concluiu que não houve mudanças nas circunstâncias que indicariam uma perda por impairment. Como a pandemia ainda está avançando, o impacto financeiro resultante da COVID-19 nas unidades geradoras de caixa da Companhia ("UGC"), se houver, não pode ser estimado com segurança no momento. Portanto, as principais premissas de longo prazo aplicadas na preparação dos modelos de fluxo de caixa, como preços de commodities e níveis de produção, permanecem inalteradas para a avaliação do indicativo de impairment.

Moçambique, Carvão - Em 2019, a Companhia reconheceu uma perda por impairment integral dos ativos relacionados a esta UGC, pois não se espera alcançar a produtividade esperada de carvão metalúrgico e carvão térmico, principalmente devido às dificuldades técnicas no projeto e na operação dos ativos relacionados à essa UGC. Como resultado, a Companhia decidiu implementar um novo plano de lavra e uma nova estratégia para a planta alcançar o ramp-up desse ativo, que inclui a redução da vida útil da mina e a parada para manutenção da planta. No entanto, devido às restrições de viagens e transporte de equipamentos resultantes da pandemia de COVID-19, a Companhia está revisando os planos de parada da planta de processamento de carvão de Moçambique.

A interrupção das operações das plantas de processamento era esperada para se iniciar no segundo trimestre de 2020 e uma nova data está em avaliação. Adicionalmente, o plano para esta UGC não foi alterado e, portanto, nenhum impacto adicional foi reconhecido no período findo em 31 de março de 2020.

Nova Caledônia, Níquel – A operação de Nova Caledônia enfrentou dificuldades ao longo de 2019, principalmente em relação à produção e processamento de níquel refinado, associado aos desafios resultantes da localização remota deste ativo. Portanto, a Companhia iniciou estudos de alternativas para a Nova Caledônia, levando em consideração as alternativas operacionais e comerciais para melhorar os fluxos de caixa de curto prazo da Vale Nova Caledônia. Com base na revisão dos planos de negócio realizada em 2019, a Companhia reduziu os níveis de produção esperados dos produtos de níquel refinado para a vida útil restante da mina, resultando em uma perda por impairment de R$10.319 milhões reconhecida em 31 de dezembro de 2019. Após a perda por impairment, o valor contábil da UGC foi reduzido para R$1.628 milhões em 31 de dezembro de 2019.

Com o desenvolvimento da COVID-19, a disrupção nos mercados globais pode aumentar os desafios já enfrentados pela Companhia para operar este ativo na Nova Caledônia. No momento atual, a Administração está revisando o modelo de negócios em vigor e estudando todas as opções disponíveis, incluindo alternativas de saída ou alterações no perfil de produção. Em 31 de março de 2020, a Companhia julga que o modelo de impairment preparado para o exercício findo em 31 de dezembro de 2019 representa com o cenário mais razoável conforme os impactos das premissas de longo prazo resultantes da pandemia ainda são bastante incertos e, portanto, nenhuma perda adicional por impairment foi identificada. No entanto, a conclusão da revisão e dos estudos mencionados acima podem alterar significativamente a abordagem aplicada para elaborar os fluxos de caixa descontados e, à medida que uma análise mais detalhada do plano de negócios e alternativas da Companhia avançam, uma perda adicional por impairment pode ser necessária em períodos subsequentes.

Voisey’s Bay, Níquel - Em 16 de março de 2020, a Companhia reduziu a operação de mineração de Voisey's Bay e a colocou em care and maintenance, como precaução para evitar a exposição a viagens, ajudando a proteger a saúde e o bem-estar da população nativa das comunidades de Labrador, Nunatsiavut e Innu, em face da pandemia de COVID-19. A Companhia não modificou seus planos para esse ativo e espera retomar a operação em 2020 e, portanto, não foram identificadas perdas por impairment em relação a esse ativo.

Terminal Marítimo de Teluk Rubiah (“TRMT”), Minério de Ferro - Em 24 de março de 2020, a Companhia interrompeu temporariamente suas operações no TRMT na Malásia, pois a Companhia está temporariamente impossibilitada de garantir os recursos mínimos para operar o terminal com segurança. Durante a suspensão das operações, os navios que se dirigem ao TRMT serão redirecionados e redistribuídos para instalações de blendagem na China, sem resultar em impactos esperados no volume de produção e vendas em 2020. A Companhia não modificou seus planos para esse ativo pois espera retomar a operação em 2020 e, portanto, não foram identificadas perdas por impairment em relação a esse ativo. Em 16 de maio de 2020, foram retomadas as operações de carregamento no terminal.

Outros ativos – A Companhia não identificou quaisquer mudanças nas circunstâncias que indiquem o impairment de outros ativos. No momento atual, a pandemia não resultou em um impacto significativo nas operações da Companhia, mas caso se prolongue, as condições financeiras da Companhia ou os resultados das operações em 2020 podem ser negativamente impactados.

Liquidez – Em março de 2020, a Companhia adotou medidas de precaução com o objetivo de aumentar sua posição de caixa e preservar sua flexibilidade financeira devido à incerteza atual nos mercados globais em razão da COVID-19. A Companhia sacou R$25.994 milhões (US$5 bilhões) de suas linhas de crédito rotativo, sendo R$10.397 milhões (US$2 bilhões) com vencimento em junho de 2022 e R$15.597 milhões (US$3 bilhões) com vencimento em dezembro de 2024, e descontinuou o programa de contabilidade de hedge de níquel por meio da venda dos contratos de opção pelo valor total de R$1.123 milhões (US$230 milhões), dos quais R$1.074 milhões (US$220 milhões) foram liquidados durante o período findo em 31 de março de 2020.

Em 1º de abril de 2020, R$500 milhões das contas bancárias da Companhia, que estavam bloqueados em função do evento ocorrido em Brumadinho, foram liberados para ações humanitárias e sociais originadas pelo surto de COVID-19.

Passivos e ativos fiscais diferidos – Em 31 de março de 2020, o governo da Indonésia emitiu um regulamento (“PERPPU-1”) para administrar o impacto econômico da pandemia global de COVID-19, que afeta as políticas tributárias da Indonésia. A alíquota atual de imposto de renda de 25% será reduzida para 22% nos exercícios fiscais de 2020 e 2021 e posteriormente reduzida para 20% a partir do exercício fiscal de 2022. Portanto, a Companhia mensurou o imposto de renda diferido da PT Vale Indonesia Tbk (“PTVI”), considerando a promulgação efetiva da nova alíquota de imposto de renda. Como resultado, a Companhia reconheceu um ganho de imposto de renda de R$357 milhões (US$80 milhões) em 31 de março de 2020.

Valor justo de outros ativos e passivos – No momento atual, os efeitos da pandemia não causaram impactos significativos no valor justo dos ativos e passivos da Companhia. Contudo, alterações incomuns significativas ocorreram no valor dos ativos financeiros em muitos mercados desde o início do surto. Os efeitos da pandemia continuam incertos, impossibilitando prever o impacto final que poderia ter na economia e, por sua vez, nos negócios, na liquidez e na posição financeira da Companhia, o que significa que o valor justo dos ativos e passivos pode se alterar nos períodos subsequentes.

Cadeia de suprimentos – A cadeia de suprimentos da Companhia pode ser impactada significativamente pela COVID-19, o que resultaria na suspensão das operações, dificuldades operacionais e aumento de custos e despesas. Adicionalmente, a Companhia suspendeu todas as construções não essenciais, o que poderia atrasar a realização dos planos de expansão, a revisão das operações ou a retomada da capacidade de produção. Não haverá impacto sobre as obras relacionadas à segurança de barragens.

Outros impactos – Em 2019, a Companhia celebrou contratos para vender sua participação de 25% na Henan Longyu e alienar 20% de sua participação na PTVI. O fechamento de ambas as transações era esperado para o primeiro trimestre de 2020. No entanto, devido aos recentes desenvolvimentos da pandemia de COVID-19, o fechamento dessas transações foi adiado para datas posteriores em 2020.

Rompimento da barragem de Brumadinho

Em 25 de janeiro de 2019, uma barragem de rejeitos (“Barragem I”) rompeu na mina Córrego do Feijão, no município de Brumadinho, Minas Gerais. O rompimento liberou um fluxo de rejeitos, destruindo algumas das instalações da Vale, afetando as comunidades locais e causando impacto no meio ambiente. Os rejeitos liberados causaram um impacto de cerca de 315 km de extensão, atingindo as proximidades do rio Paraopeba.

O rompimento da barragem em Brumadinho (“evento de Brumadinho”) resultou em 270 fatalidades ou fatalidades presumidas.

A mina do Córrego do Feijão faz parte do complexo de Paraopeba, no Sistema Sul. A Barragem I continha aproximadamente 11,7 milhões de metros cúbicos de rejeitos de minério de ferro e estava inativa desde 2016, ou seja, sem descarte adicional de rejeitos. A Barragem I foi construída através da construção de camadas sucessivas (alteamento) sobre os rejeitos acumulados no reservatório, uma técnica conhecida como método “a montante”. Existem dois outros métodos de alteamento, o método “a jusante” e o método “centro de linha”. Cada um desses métodos apresenta um perfil de risco diferente.

A Companhia vem adotando as ações necessárias para o amparo das vítimas e a mitigação e reparação dos danos sociais e ambientais, decorrentes do rompimento da barragem. A Vale proporcionou suporte mediante diversas frentes de ação, com o objetivo de assegurar toda a assistência humanitária necessária aos afetados pelo rompimento da barragem. A Companhia tem se concentrado na prevenção de eventos similares, através da descaracterização acelerada de barragens a montante e de algumas de centro de linha.

Adicionalmente, a Vale determinou a suspensão da Política de Remuneração aos Acionistas e de qualquer outra deliberação relacionada à recompra de ações.

Como consequência do rompimento da barragem, a Companhia reconheceu no resultado um impacto total de R$ 28,818 bilhões no exercício findo em 31 de dezembro de 2019 para atender aos compromissos assumidos pela Vale, incluindo descaracterização de barragens, indenizações e doações concedidas aos que foram afetados pelo evento de Brumadinho, gastos com reparação das áreas afetadas e compensação à sociedade.

a) Descaracterização das barragens

(a.i) Barragens da Companhia

Em 29 de janeiro de 2019, a Companhia informou ao mercado e às autoridades brasileiras a decisão de acelerar o seu plano de descaracterização de todas as suas barragens de rejeitos construídas pelo método de alteamento a montante (o mesmo método da Barragem de Brumadinho) localizadas no Brasil. A descaracterização significa que a estrutura será desmobilizada e perderá por completo as características de barragem. Após o evento de Brumadinho, a Agência Nacional de Mineração (“ANM”) estabeleceu novos critérios de segurança de barragens, determinando a descaracterização de estruturas construídas pelos métodos de alteamento a montante.

Antes do evento de Brumadinho, os planos para a descaracterização dessas barragens até então eram baseados em métodos que asseguravam a estabilidade física e química das estruturas, sem necessariamente prever, em todos os casos, a retirada completa e eventual processamento dos rejeitos contidos nas barragens. Desde o evento de Brumadinho, a Companhia vem trabalhando para desenvolver um plano detalhado de engenharia para a descaracterização de cada uma dessas barragens.

Os planos atualizados indicam que para algumas dessas barragens “a montante”, a Companhia terá primeiramente que reforçar à jusante os maciços dessas estruturas, para então concluir a descaracterização, de acordo com as condições geotécnicas e geográficas de cada uma delas. Também foi considerada a necessidade de construção de contenções adicionais para algumas estruturas, de acordo com seu nível de segurança.

Como consequência dessa decisão e seguindo os novos padrões estabelecidos pela ANM, a Companhia avaliou suas estruturas de barragem e registrou uma provisão referente à descaracterização das estruturas a montante, certas estruturas denominadas “centro de linha” e diques de contenção, que foram identificadas até o momento.

A Vale elaborou projetos de engenharia para estas estruturas e os custos totais esperados para realizar todos os projetos de descaracterização resultaram em uma provisão de R$ 10,274 bilhões, reconhecida na demonstração do resultado.

A movimentação da provisão, no exercício findo em 31 de dezembro de 2019, está demonstrada a seguir:

(em milhões de reais)	2019
Provisão	10.274
Juros apropriados	402
Pagamentos	(642)
Saldo em 31 de dezembro	10.034

Passivo circulante	1.247
Passivo não circulante	8.787
Saldo em 31 de dezembro	10.034

A mensuração dos custos e o reconhecimento da referida provisão levam em consideração diversas premissas e estimativas que dependem de fatores, alguns dos quais não estão sob o controle da Companhia. As principais estimativas e premissas críticas aplicadas consideram, dentre outros: (i) o volume de rejeitos a ser removido que foi baseado nas informações históricas disponíveis e na interpretação das leis e regulamentos em vigor; (ii) a disponibilidade de locais para o depósito dos rejeitos; (iii) a aprovação dos métodos e soluções de engenharia apresentados para as autoridades competentes; e (iv) atualização na taxa de desconto. Portanto, mudanças nas premissas e estimativas relevantes poderão resultar em alteração significativa no montante provisionado em 31 de dezembro de 2019.

(a.ii) Barragens de coligadas e joint ventures

Algumas das investidas da Companhia também operam estruturas de barragens semelhantes e conforme detalhado na nota 22 das demonstrações financeiras consolidadas da Companhia, a Vale reconheceu uma provisão de R$ 993 milhões durante o ano de 2019 como “Resultado de participações e outros resultados em coligadas e joint ventures”, em relação à descaracterização da barragem de rejeitos de Germano, de propriedade da Samarco Mineração S.A.

b) Provisão para compensação e acordos

A Companhia vem trabalhando junto às autoridades competentes e com a sociedade para reparar os impactos ambientais e sociais decorrentes do evento de Brumadinho. Nesse sentido, a Companhia realizou negociações e celebrou acordos com as autoridades competentes, bem como com as pessoas afetadas pelo evento de Brumadinho. A Vale também celebrou termos de doação para o município de Brumadinho, instituições, famílias com entes desaparecidos ou falecidos, famílias que residiam e desenvolviam atividades produtivas na área da Zona de Autossalvamento da barragem de Brumadinho.

A Vale também está desenvolvendo estudos e projetos para a recuperação da vegetação e para assegurar a segurança geotécnica das estruturas remanescentes na mina do Córrego do Feijão, incluindo a remoção e descarte adequado dos rejeitos, principalmente ao longo do rio Paraopeba. Adicionalmente, a Vale conta com estruturas dedicadas para o tratamento dos animais resgatados, possibilitando o atendimento emergencial e recuperação.

A movimentação da provisão, no exercício findo em 31 de dezembro de 2019, está demonstrada a seguir:

(em milhões de reais)	2019
Provisão para compensação social e econômica	10.582
Provisão para reparação e compensação ambiental	4.591
Pagamentos	(3.340)
Juros apropriados	189
Saldo em 31 de dezembro	12.022

Passivo circulante	6.319
Passivo não circulante	5.703
Passivo	12.022

O montante total dessa provisão pode variar em decorrência do estágio preliminar das negociações em andamento, prazos e escopo dos programas, que estão sujeitos à aprovação e consentimento das autoridades competentes.

Além disso, a Companhia está em negociação com o Governo do Estado de Minas Gerais (“GEMG”) e outras autoridades competentes para um acordo adicional de indenização por danos coletivos e compensação para a sociedade e o meio ambiente. O objetivo da Vale com um potencial acordo é proporcionar um acordo estável para a execução das reparações e compensações, com a suspensão dos processos civis existentes.

O acordo potencial ainda é muito incerto e está sujeito à conclusão das negociações em andamento e à aprovação pela Companhia, Governo do Estado de Minas Gerais, Ministério Público e por outras Autoridades e Partes Intervenientes.

Portanto, as provisões registradas nas demonstrações financeiras consolidadas da Companhia não incluem o resultado potencial da negociação em andamento, pois ainda não é possível estimar com segurança o valor ou se as negociações em curso serão bem-sucedidas.

A estimativa do impacto econômico do potencial acordo dependerá do (i) acordo sobre a lista final de projetos de reparação e compensação, (ii) uma avaliação detalhada das estimativas dos valores a serem gastos nos projetos de reparação e compensação em discussão, (iii) uma análise do escopo detalhado de tais projetos para determinar sua correspondência com as iniciativas e montantes já provisionados; e (iv) o momento da execução dos projetos e desembolsos, que impactarão o valor presente das obrigações.

Com base nos termos atuais em discussão e em estimativas preliminares, sujeitas às incertezas listadas acima, o possível acordo pode resultar em uma provisão adicional variando de R$ 4 bilhões a R$ 8 bilhões. Todos os impactos contábeis, se houver, serão registrados no período em que um acordo for celebrado.

(b.i) Defensoria Pública

Em 5 de abril de 2019, a Vale e a Defensoria Pública do Estado de Minas Gerais formalizaram um termo de compromisso que estabeleceu as bases para a indenização de danos materiais, econômicos e morais sofridos pelas pessoas atingidas pelo rompimento da Barragem de Brumadinho, mediante a celebração de acordos extrajudiciais, individuais ou por grupo familiar. Esse termo de compromisso estabelece a base para uma ampla variedade de pagamentos de indenização, os quais foram definidos com base na melhor prática e na jurisprudência dos Tribunais brasileiros.

(b.ii) Ministério Público do Trabalho

Em 15 de julho de 2019, a Vale assinou um acordo final com o Ministério Público do Trabalho para indenizar os empregados diretos e terceirizados da mina do Córrego do Feijão que foram afetados pelo término da operação.

Nos termos do acordo final, a Vale manterá os empregos dos seus empregados diretos e dos terceirizados até 25 de janeiro de 2023 ou converterá esse benefício em compensação financeira. O acordo também inclui indenização aos parentes das vítimas fatais do evento de Brumadinho, cujo valor pode variar dependendo do parentesco com as vítimas, além de seguro médico vitalício aos viúvos e viúvas e aos dependentes das vítimas até os 25 anos.

Adicionalmente, o acordo estabeleceu um pagamento de indenização de danos morais coletivos no valor de R$ 400 milhões, o qual foi integralmente pago em 2019.

(b.iii) Governo Federal, Estado de Minas Gerais, Ministério Público

Em 20 de fevereiro de 2019, a Vale firmou um acordo preliminar junto ao Estado de Minas Gerais, ao Governo Federal, e representantes do Ministério Público Federal e do Ministério Público do Estado de Minas Gerais, da Defensoria Pública Federal e do Estado de Minas Gerais, nos termos do qual a Companhia assumiu a obrigação de realizar, mediante prévio cadastro, pagamentos emergenciais de indenização aos moradores de Brumadinho e das comunidades que estiverem localizadas até um quilômetro do leito do Rio Paraopeba, desde Brumadinho até a cidade de Pompéu. Em razão desse acordo, a Companhia antecipou as indenizações por meio de pagamentos mensais, os quais variaram em função da idade dos beneficiários e outros fatores, durante um período de 12 meses.

Em 28 de novembro de 2019, foi homologada a prorrogação, por mais 10 meses, a partir do dia 25 de janeiro de 2020, dos pagamentos emergenciais aos atingidos pelo rompimento da barragem.

(b.iv) Reparação e compensação ambiental

Em 8 de julho de 2019, a Vale celebrou um acordo com a Companhia de Saneamento de Minas Gerais (“COPASA”) para implementar diversas ações de limpeza das áreas afetadas e melhorias no sistema de captação de água ao longo do rio Paraopeba e de outros pontos de coleta de água próximos à área afetada. Adicionalmente, a Companhia mobilizou a dragagem de parte do material liberado, incluindo a limpeza e o desassoreamento da calha do rio Paraopeba.

c) Despesas incorridas

A Companhia incorreu em gastos que não se qualificam para o reconhecimento de provisão e, portanto, o montante de R$ 2,903 bilhões foi reconhecido diretamente no resultado do exercício findo em 31 de dezembro de 2019. Estes gastos referem-se a serviços de comunicação, acomodação e assistência humanitária, equipamentos, serviços jurídicos, água, ajuda alimentícia, impostos, entre outros.

d) Paradas de operação

A Companhia possui algumas operações paralisadas devido a decisões judiciais ou análises técnicas realizadas pela Companhia em suas estruturas de barragens a montante. A Companhia registrou uma perda relacionada à parada de operação e capacidade ociosa do segmento de minerais ferrosos reconhecido no resultado como “Pré-operacionais e paradas de operação” no valor de R$ 2,997 bilhões no exercício findo em 31 de dezembro de 2019. Durante o ano de 2019, algumas destas operações retornaram parcialmente e a Companhia está trabalhando em medidas técnicas e legais para a retomada da capacidade total das operações paralisadas.

e) Baixa de ativos

Como resultado do evento de Brumadinho e em conjunto com a decisão de aceleração do plano de descaracterização das barragens a montante, a Companhia reconheceu uma perda de R$ 904 milhões como “Redução ao valor recuperável e baixa de ativos não circulante” no exercício findo em 31 de dezembro de 2019, referente à baixa dos ativos da mina Córrego do Feijão e os relacionados às demais barragens a montante no Brasil.

f) Contingências e outras questões legais

A Vale está sujeita a contingências significativas em razão do rompimento da Barragem de Brumadinho. A Vale é parte em diversas investigações e processos judiciais e administrativos movidos por autoridades e pessoas afetadas. A Vale está avaliando essas contingências e poderá realizar provisões, com base na evolução desses processos.

Em função desses processos, cerca de R$ 6,480 bilhões de ativos da Companhia estão bloqueados em 31 de dezembro de 2019, sendo que, deste montante, cerca de R$ 504 milhões foram bloqueados nas contas bancárias da Companhia e R$ 5,976 bilhões foram convertidos em depósitos judiciais.

Para o evento de Brumadinho, a Companhia dispõe de garantias adicionais no montante de R$ 5,626 bilhões, as quais foram apresentadas em juízo e utilizadas para liberar o respectivo valor em depósito judicial durante o exercício findo em 31 de dezembro de 2019. O custo relacionado a estas garantias adicionais foi de R$ 36 milhões e está registrado como despesa financeira na demonstração do resultado da Companhia do exercício findo em 31 de dezembro de 2019.

Para informações adicionais em relação às contingências, vide os itens 4.3 a 4.7 deste Formulário de Referência.

(f.i) Sanções administrativas

A Companhia foi notificada da imposição de multas administrativas pelo Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (“IBAMA”), no montante de R$ 250 milhões, que a Companhia espera liquidar através de projetos ambientais. Além disso, a Secretaria do Meio Ambiente – SEMA de Brumadinho, impôs multas administrativas no montante total de R$ 181 milhões. Ambos os valores estão registrados em 31 de dezembro de 2019.

(f.ii) Ações coletivas nos Estados Unidos

A Companhia e alguns de seus atuais e ex-executivos foram indicados como réus em Reclamações para potenciais ações coletivas perante Tribunais Federais de Nova York, ajuizada por detentores de valores mobiliários - American Depositary Receipts (“ADRs”) - de emissão da Vale, com base na legislação Federal Norte Americana sobre valores mobiliários. As Reclamações foram consolidadas por meio de uma única Reclamação (“amended complaint”) ajuizada pelo Autor principal (“Autor” ou “Lead Plaintiff”) em 25 de outubro de 2019 perante o Tribunal do Eastern District em Nova York.

O Autor alega que a Vale teria feito declarações falsas e enganosas ou deixado de fazer divulgações relativas aos riscos de um rompimento da barragem I da mina do Córrego do Feijão e sobre a adequação de seus programas e procedimentos. O Autor não especificou valores dos prejuízos alegados nessa demanda. Em 13 de dezembro de 2019, a Companhia apresentou a defesa preliminar (“motion to dismiss”) à Reclamação consolidada.

A Vale pretende defender-se desse processo e preparar uma defesa completa contra todas as alegações. Com base na avaliação dos consultores jurídicos da Companhia e dado o estágio muito preliminar, a expectativa de perda deste processo é classificada como possível. No entanto, em vista da fase inicial da potencial ação coletiva acima mencionada, não é possível, no momento, estimar com confiabilidade o potencial montante envolvido.

g) Seguros

A Companhia está negociando com as seguradoras com base nas suas apólices de seguro de risco operacional, responsabilidade civil, mas essas negociações ainda estão em um estágio inicial. Qualquer pagamento de indenizações dependerá da definição de cobertura dos seguros, com base nessas apólices e na avaliação do montante da perda. Em função das incertezas relacionadas ao tema, nenhuma indenização para a Companhia foi reconhecida nas demonstrações financeiras consolidadas da Vale.

Passivos relacionados à participação em coligadas e joint ventures

Em 5 de novembro de 2015, ocorreu o rompimento da barragem de rejeitos de Fundão, em Mariana (MG), operada pela Samarco Mineração S.A. (“Samarco”), um empreendimento controlado em conjunto (“joint venture”) pela Vale S.A. e BHP Billiton Brasil Ltda. (“BHP”). Em março de 2016, a Samarco e seus acionistas celebraram um acordo com as autoridades governamentais, segundo o qual a Samarco, Vale S.A. e BHP concordaram em constituir a Fundação Renova, uma entidade responsável por desenvolver e implementar 42 programas de recuperação e compensação a longo prazo.

Além da barragem de rejeitos de Fundão, a Samarco possui a barragem de rejeitos de Germano, que também foi construída pelo método de alteamento a montante e está inativa desde o rompimento da barragem de Fundão.

Em 25 de outubro de 2019, a Samarco obteve a Licença Operacional Corretiva para suas atividades operacionais no Complexo Germano. Com essa autorização, a Samarco detém todas as licenças ambientais necessárias para reiniciar suas operações. A Samarco espera reiniciar suas operações até o final de 2020.

Fundação Renova

Durante o ano de 2019, a Fundação Renova revisou as estimativas dos custos necessários para reparar e compensar os impactos decorrentes do rompimento da barragem de Fundão. Como resultado, a Vale reconheceu uma provisão adicional de R$ 1,963 bilhão, que corresponde ao valor presente da estimativa revisada referente à responsabilidade da Companhia em suportar a Fundação Renova e equivalentes a 50% das obrigações adicionais da Samarco pelos próximos 11 anos.

De forma geral, os programas dependem de ações futuras, o que indica uma faixa ampla de estimativas possíveis. As estimativas das ações de reparação e compensação poderão sofrer variações de acordo com a evolução dos programas desenvolvidos pela Fundação Renova e alterações de escopo. Os valores divulgados nas demonstrações financeiras consolidadas da Companhia foram determinados com base nas melhores estimativas da Administração e consideram os fatos e circunstâncias conhecidos até o momento.

Barragem de Germano

Em função dos novos requerimentos de segurança estabelecidos pela ANM, a Samarco elaborou um projeto para descaracterização dessa barragem. O conceito do projeto foi protocolado em maio de 2019 e está sujeito a revisão e aprovação das autoridades competentes. A conclusão do seu desenvolvimento conceitual ocorreu em agosto de 2019. A estimativa de custos relacionados à descaracterização dessa barragem resultou no reconhecimento de uma provisão adicional de R$ 993 milhões em 2019.

A movimentação da provisão para cumprimento do acordo relacionado ao rompimento da barragem de Fundão e para a descaracterização da barragem de Germano nos exercícios findos em 31 de dezembro de 2019 e 2018 está demonstrada a seguir:

(em milhões de reais)	2019	2018
Saldo em 1º de janeiro	4.346	3.296
Aumento da provisão	2.956	1.523
Juros apropriados	804	592
Pagamentos	(1.253)	(1.065)
Saldo em 31 de dezembro	6.853	4.346

Passivo circulante	2.079	1.120
Passivo não circulante	4.774	3.226
Passivo	6.853	4.346

Capital de giro da Samarco

Em adição à provisão, a Vale S.A. disponibilizou durante o exercício findo em 31 de dezembro de 2019 e 2018 os montantes de R$ 402 milhões (US$ 102 milhões) e R$ 315 milhões (US$84 milhões), respectivamente, os quais foram integralmente utilizados para capital de giro da Samarco e reconhecidos pela Companhia no resultado como uma despesa em “Resultado de participações e outros resultados em coligadas e joint ventures”.

A Vale S.A. poderá disponibilizar uma linha de crédito de até R$ 1,076 bilhão (US$ 267 milhões) para suportar a necessidade de caixa da Samarco ao longo do ano de 2020, sem que isso configure uma obrigação para com a Samarco. A disponibilização dos recursos pelos acionistas – Vale S.A. e BHP - está sujeita ao cumprimento de determinadas condições, sendo deliberados pelos acionistas, nas mesmas bases e de forma concomitante, à medida que forem necessários.

Conforme a legislação brasileira e nos termos do acordo da joint venture, a Vale não tem a obrigação de prover recursos a Samarco. Como consequência, o investimento da Vale na Samarco teve seu valor recuperável reduzido para zero e nenhuma provisão relacionada ao patrimônio líquido negativo da Samarco foi reconhecida.

As informações financeiras resumidas da Samarco estão demonstradas a seguir. As demonstrações financeiras individuais dessa entidade podem divergir das informações financeiras aqui apresentadas, que são preparadas considerando as políticas contábeis da Vale.

(em milhões de reais)	2019	2018
Ativos circulantes	136	210
Ativos não circulantes	15.878	22.770
Total dos ativos	16.014	22.980

Passivos circulantes	28.171	23.503
Passivos não circulantes	22.273	16.594
Total dos passivos	50.444	40.097
Passivo a descoberto	(34.430)	(17.117)
Prejuízo do exercício	(16.625)	(2.477)

Seguros

Desde o rompimento da barragem de Fundão, a Companhia vem negociando o pagamento de indenizações com as seguradoras, com base nas suas apólices de responsabilidade civil. Durante o ano de 2019, a Companhia recebeu pagamentos no montante de R$ 412 milhões (US$ 109 milhões) e reconheceu esse ganho no resultado como “Resultado de participações e outros resultados em coligadas e joint ventures”.

Contingências relacionadas ao acidente da Samarco

(i) Ação civil pública movida pelo Governo Federal e outros e ação civil pública movida pelo Ministério Público Federal (“MPF”)

Em 2016, a União Federal, os estados de Espírito Santo e Minas Gerais e outras autoridades governamentais iniciaram uma ação civil pública contra a Samarco e seus acionistas, cujo valor indicado pelos autores é de R$ 20,2 bilhões. No mesmo ano, o MPF ajuizou ação civil pública contra a Samarco e seus acionistas, por meio da qual apresenta diversos pedidos, incluindo: (i) a adoção de medidas voltadas à mitigação dos impactos sociais, econômicos e ambientais decorrentes do rompimento da barragem, bem como outras medidas emergenciais; (ii) pagamento de indenização à comunidade; e (iii) pagamento de dano moral coletivo. O valor da causa indicado pelo MPF é de R$ 155 bilhões.

Em junho de 2018, foi firmado um Termo de Ajustamento de Conduta entre as partes, que extinguiu (i) a ação civil pública de R$ 20,2 bilhões movida pelo Governo Federal e outros; e (ii) parte dos pedidos constantes na ação civil pública de R$ 155 bilhões movida pelo MPF. O acordo também estabelece uma eventual repactuação dos programas de reparação da Fundação Renova após a conclusão dos trabalhos dos especialistas contratados para assessorar o Ministério Público nesse processo. Essas negociações estão previstas para o ano de 2020.

Em setembro de 2019, o Juízo competente homologou a lista das entidades que prestarão assessoria técnica às comunidades atingidas como forma de garantir a sua participação no processo de debate das medidas a serem adotadas para a mitigação dos impactos, conforme previsto no referido Termo de Ajustamento de Conduta.

Em janeiro de 2020, o Juízo competente determinou a expedição de ofício à Agência Nacional de Mineração (“ANM”) para ratificar decisão liminar proferida nos autos da ação civil pública movida pelo Governo Federal e outros, determinando o imediato levantamento dos gravames sobre as concessões de lavra detidas pela Vale.

(ii) Ações Coletivas nos Estados Unidos da América

Em março de 2017, os detentores de títulos emitidos pela Samarco Mineração S.A. entraram com uma ação coletiva no Tribunal Federal de Nova York contra a Samarco Mineração S.A., a Vale S.A., a BHP Billiton Limited, a BHP Billiton PLC e a BHP Brasil Ltda. com base na legislação Federal Norte Americana sobre valores mobiliários. Os autores alegam que a Vale S.A. (e demais réus) fez declarações falsas e enganosas ou não divulgou informações sobre os riscos e perigos das operações da barragem de Fundão da Samarco e a adequação de programas e procedimentos relacionados.

Em junho de 2019, foi proferida decisão pelo Juízo acolhendo a defesa preliminar apresentada pelas empresas rés e julgou improcedente a ação. Em dezembro de 2019, os autores formalizaram ao Tribunal de Apelações de Nova Iorque que irão recorrer da decisão, cujo prazo para recurso se encerrará em março de 2020. Os consultores legais da Companhia avaliam que as rés têm bons argumentos para defesa ao recurso que venha a ser interposto pelos Autores.

(iii) Ações coletivas movidas pelos detentores de American Depositary Receipts

A Vale S.A. e alguns de seus executivos foram indicados como réus em ações coletivas relativas a valores mobiliários perante o Tribunal Federal de Nova York, movidas por investidores detentores de American Depositary Receipts (“ADR”) de emissão da Vale S.A., com base na legislação federal americana sobre valores mobiliários (U.S. Federal Securities laws). Os processos judiciais alegam que a Vale S.A. fez declarações falsas

e enganosas ou deixou de fazer divulgações sobre os riscos e perigos das operações da barragem de Fundão da Samarco e a adequação de programas e procedimentos relacionados. Os autores não especificaram os valores dos prejuízos alegados ou das supostas indenizações pleiteadas nessas ações.

Em 23 de março de 2017, o juiz proferiu decisão julgando extinta uma parte significativa dos pedidos contra a Vale S.A. e os réus indivíduos, e determinando o prosseguimento da ação com relação a pedidos mais limitados. Os pedidos que não foram extintos se referem a certas declarações contidas nos relatórios de sustentabilidade da Vale S.A. em 2013 e 2014 sobre procedimentos, políticas e planos de mitigação de riscos, e certas declarações feitas em uma conferência telefônica, em novembro de 2015, a respeito da responsabilidade da Vale S.A. pelo rompimento da barragem de Fundão.

A fase de instrução probatória (“Discovery”) foi concluída em outubro de 2019. No dia 27 de setembro de 2019, o Tribunal rejeitou a certificação da classe pelos autores. Em 26 de dezembro de 2019, o Tribunal proferiu uma decisão afirmando que as Partes haviam chegado a um princípio de acordo. O Tribunal determinou às partes que apresentassem uma proposta de acordo até o dia 07 de fevereiro de 2020. Nessa data, as partes apresentaram uma proposta de acordo, por meio do qual os réus concordaram em pagar o valor de R$ 101 milhões (US$ 25 milhões) para encerramento do caso. No entanto, a proposta apresentada ainda depende de aprovações prévias pelo Tribunal e de que certas condições sejam implementadas para que possa ser devidamente homologado pelo Juízo, pondo fim ao processo, previsto para ocorrer em 2020.

(iv) Denúncia criminal

Em 2016, a Samarco e seus acionistas, VogBr Recursos Hídricos e Geotecnia Ltda. e 22 pessoas físicas foram denunciadas criminalmente pelo MPF devido às consequências relacionadas ao rompimento da barragem de Fundão. Atualmente, o andamento da ação penal encontra-se paralisado em razão do julgamento de Habeas Corpus, ainda sem decisão.

Em 23 de abril de 2019, o Tribunal Regional Federal da 1ª Região (“TRF1”) concedeu uma ordem de Habeas Corpus de modo a retirar as acusações de homicídio e lesões corporais cometidas por dolo eventual de um dos acusados na ação criminal. Na mesma ocasião, o Tribunal estendeu a concessão da ordem a todos os acusados na ação, posto que a informação criminal não descreve os crimes de homicídio e lesão corporal, mas descreve o crime de inundação qualificada pelo resultado da morte e lesão corporal como consequência do rompimento da barragem de Fundão. Portanto, o Tribunal retirou as acusações de homicídio e lesões corporais de todos os acusados.

O juízo de Ponte Nova/MG, ciente das decisões do TRF1, alterou o rito processual, retirando o caso do júri e o reclassificando como rito comum ordinário. Na mesma oportunidade, o juiz proferiu despacho para determinar às partes que se manifestassem sobre a alteração processual e, vindo aos autos as manifestações tanto do Ministério Público, quanto das defesas, o juízo de Ponte Nova/MG rejeitou a denúncia em relação a todos os executivos da Vale e da BHP, remanescendo apenas as duas pessoas jurídicas no polo passivo, junto da Samarco e seus representantes. Também permaneceu inalterada a denúncia em relação a supostos crimes praticados contra a Administração Pública Ambiental pela Vale e um de seus executivos. Adicionalmente, determinou-se a expedição de cartas precatórias para inquirição das testemunhas de defesa e foi concedido o prazo de 60 dias para que as defesas apresentem rol de perguntas para instruir a cooperação jurídica internacional para oitiva das testemunhas de acusação residentes no Canadá.

(v) Processos tributários

Em 2018, a Procuradoria da Fazenda Nacional (“PGFN”) ajuizou medida judicial para garantia de supostos débitos tributários federais e previdenciários, relacionados à Samarco. Em maio de 2019, foi proferida sentença favorável que determinou a extinção do processo, sem resolução do mérito, por falta de interesse processual. A PGFN interpôs Recurso de Apelação para o Tribunal Regional Federal da 1ª Região, o qual aguarda julgamento.

10.4 – Os diretores devem comentar:

a. Mudanças significativas nas práticas contábeis

2019

IFRIC 23/ICPC 22 Incerteza sobre tratamento de tributos

A IFRIC 23/ICPC 22 entrou em vigor para os exercícios anuais iniciados em ou após 1º de janeiro de 2019 e esclarece os critérios para mensuração e reconhecimento do IAS 12/CPC 32 - Tributos sobre o lucro. Não se aplica aos tributos ou taxas fora do escopo da IAS 12/CPC 32, e não inclui especificamente requisitos relacionados aos juros e multas associados aos tratamentos fiscais incertos. A Interpretação aborda especificamente o seguinte: (i) se uma entidade considera tratamentos fiscais incertos separadamente, (ii) as premissas que uma entidade pondera sobre a avaliação de tratamentos fiscais pelas autoridades tributárias e (iii) como uma entidade determina o lucro tributável (prejuízo fiscal), bases tributárias, prejuízos fiscais não utilizados, créditos não utilizados e alíquotas tributárias.

A Administração avalia periodicamente as posições assumidas nas declarações de imposto de renda em relação às situações em que a legislação tributária aplicável está sujeita a interpretação e, quando apropriado, reconhece provisões com base nos valores que espera serem pagos às autoridades fiscais. Os benefícios decorrentes de posições tributárias incertas são reconhecidos somente quando for determinado pela Administração que é provável que a autoridade fiscal aceite o tratamento fiscal adotado, em uma eventual contestação.

IFRS 16/CPC 06 (R2) Arrendamentos

A Companhia adotou o IFRS 16/CPC 06 (R2) a partir de 1º de janeiro de 2019, utilizando a abordagem retrospectiva com o efeito cumulativo, reconhecida na data da aplicação inicial. Dessa forma, a informação comparativa não foi reapresentada e continua a ser divulgada de acordo com o IAS 17/CPC 06 (R1) e interpretações relacionadas. Na transição para o IFRS 16/CPC 06 (R2), esses contratos passaram a ser classificados como arrendamento e foram reconhecidos no balanço patrimonial e mensurados descontando os pagamentos mínimos contratuais remanescentes ao valor presente, usando a taxa incremental de captação de acordo com o período contratual remanescente.

A Companhia adotou os seguintes expedientes práticos na aplicação do IFRS 16/CPC 06 (R2): (i) aplicação de uma taxa de desconto única para uma carteira de arrendamentos com características semelhantes; (ii) aplicação da isenção de não reconhecimento dos ativos de direito de uso e passivos de arrendamentos com um período inferior a 12 meses e/ou para arrendamentos de baixo valor. Os pagamentos associados a esses contratos são reconhecidos como uma despesa em base linear durante o prazo contratual; e (iii) utilização de informação observável retrospectiva para determinar o prazo de arrendamento, considerando as opções de extensão ou rescisão contratual.

Como resultado da adoção do IFRS 16/CPC 06 (R2), a Companhia alterou sua política contábil para os contratos de arrendamento, exceto pelos arrendamentos de depósitos minerais da Companhia, uma vez que este pronunciamento exclui do seu escopo contratos de arrendamento para explorar ou usar minerais, petróleo, gás natural e recursos não renováveis similares.

No início de um contrato, a Companhia avalia se um contrato é, ou contém um arrendamento. Um contrato é, ou contém um arrendamento, quando a Vale obtém o direito de controlar o uso de um ativo identificado, por um período de tempo, em contrapartida de uma contraprestação.

A Companhia reconhece o ativo referente ao direito de uso e um passivo correspondente ao arrendamento na data de início do contrato. O ativo de direito de uso é mensurado inicialmente ao custo, o que inclui o valor inicial do passivo de arrendamento ajustado por qualquer pagamento de arrendamento feito no momento ou antes da data de início. O ativo é subsequentemente depreciado de forma linear durante o período contratual ou até o final da vida útil do ativo.

O passivo de arrendamento é inicialmente mensurado pelo valor presente dos pagamentos de arrendamento, descontados utilizando a taxa de juros implícita do arrendamento ou, caso essa taxa não possa ser imediatamente determinada, com base na taxa incremental de captação da Companhia. Os pagamentos de arrendamento incluídos na mensuração do passivo de arrendamento compreendem: (i) pagamentos fixos, incluindo pagamentos fixos em essência; (ii) pagamentos variáveis de arrendamento que dependam de um índice ou taxa; e (iii) preço de exercício de uma opção de compra ou renovação, quando for provável o exercício da opção contratual e estiver no controle da Companhia.

O passivo de arrendamento é mensurado ao custo amortizado pelo método de juros efetivo e é remensurado quando há uma alteração nos pagamentos futuros de arrendamento resultante de uma mudança em um índice ou taxa. Quando o passivo de arrendamento é remensurado, um ajuste correspondente é feito no valor contábil do ativo do contrato de arrendamento ou é reconhecido diretamente no resultado do exercício se o valor contábil do ativo já tiver sido reduzido a zero.

A seguir estão apresentados os passivos de arrendamento reconhecidos de acordo com o IFRS 16/CPC 06 (R2), reconciliados com os compromissos de arrendamento operacional divulgados, conforme o IAS 17/CPC 06 (R1), em 31 de dezembro de 2018:

(em bilhões de reais)	Compromissos com arrendamento divulgados em 31 de dezembro de 2018	Contratos fora do escopo	Ajuste a valor presente	Passivo de arrendamento reconhecido em 1º de janeiro de 2019
Portos	4,384	0,002	(1,415)	2,971
Embarcações	2,980	(0,004)	(0,633)	2,343
Plantas de pelotização	0,843	(0,057)	(0,201)	0,585
Imóveis	0,628	(0,002)	(0,095)	0,531
Plantas de energia	0,362	-	(0,114)	0,248
Locomotivas	0,264	(0,028)	(0,062)	0,174
Equipamentos de mineração	0,215	(0,071)	(0,018)	0,126
Total	9,676	(0,160)	(2,538)	6,978

2018

IFRS 9/CPC 48 Instrumentos Financeiros

Este pronunciamento traz novas abordagens sobre a classificação e mensuração de ativos e passivos financeiros, um novo modelo de redução ao valor recuperável (“impairment”) e novas regras para contabilização de hedge (“hedge accounting”). A Companhia aplicou o IFRS 9 prospectivamente, com adoção inicial em 1º de janeiro de 2018. A Companhia não reapresentou as informações comparativas, que continuam sendo divulgadas de acordo com a norma anterior, o IAS 39 - Instrumentos Financeiros. As principais mudanças estão descritas a seguir:

Classificação e mensuração – De acordo com o IFRS 9, os instrumentos de dívida são subsequentemente mensurados ao valor justo por meio do resultado (“FVTPL - Fair Value through Profit or Loss”), pelo custo amortizado, ou ao valor justo por meio de outros resultados abrangentes (“FVOCI - Fair Value through Other Comprehensive Income”). A classificação é baseada no modelo de negócios da Companhia para gerenciamento dos ativos e se os fluxos de caixa contratuais do instrumento representam, exclusivamente, pagamentos de principal e juros (“SPPI - Solely Payments of Principal and Interest”) sobre o valor do principal em aberto.

Na data da aplicação inicial do IFRS 9, a Companhia avaliou quais modelos de negócios se aplicam aos seus ativos financeiros e os classificou de acordo com as categorias do IFRS 9.

Os instrumentos financeiros classificados como “Empréstimos e recebíveis” pelo IAS 39, atenderam aos critérios do IFRS 9 para classificação ao custo amortizado, uma vez que esses instrumentos financeiros são mantidos para coletar seus fluxos de caixa e representam apenas pagamentos de principal e juros. Os derivativos mantidos para negociação devem ser mantidos como FVTPL de acordo com os requerimentos do IFRS 9, portanto, também não houve mudanças em relação a esses instrumentos a partir da adoção do IFRS 9.

Impairment – A IFRS 9 substituiu a abordagem de perda incorrida da IAS 39 por uma abordagem de perda de crédito esperada (“ECL – Expected Credit Loss”).

Para as contas a receber, a Companhia adotou uma abordagem simplificada e realizou o cálculo da perda de crédito esperada, tomando como base a expectativa de risco de inadimplência ao longo da vida do instrumento financeiro e a perda identificada não é considerada significativa. A Companhia estabeleceu uma matriz de provisão que é baseada em seu histórico de perdas de crédito, ajustada a fatores prospectivos específicos do ambiente econômico na qual atua e por qualquer garantia financeira relacionada ao recebível.

A Companhia avalia a cada data de apresentação de suas demonstrações financeiras se os ativos financeiros classificados ao custo amortizado devem ser submetidos a um teste de impairment. A nova abordagem de impairment da IFRS 9 não apresentou um impacto significativo para a Companhia no exercício encerrado em 31 de dezembro de 2018.

Hedge accounting - A Companhia adotou o novo modelo geral de hedge accounting previsto no IFRS 9. Em sua adoção inicial, as alterações introduzidas pelo IFRS 9 relacionadas ao hedge accounting não trouxeram impactos para a Companhia, visto que a Companhia não possuía hedge accounting de fluxo de caixa ou de valor justo. A Companhia possuía somente hedge de investimento líquido, o qual não teve alterações introduzidas por esse novo pronunciamento.

IFRS 15/CPC 47 Receita de Contratos com Clientes – Este pronunciamento estabelece uma estrutura abrangente para determinar as condições de reconhecimento de receita, substituindo os pronunciamentos IAS 18 Receita, IAS 11 Contratos de Construção e as interpretações relacionadas. A Companhia adotou o novo pronunciamento utilizando o método retrospectivo modificado, o qual não requer a reapresentação de informações comparativas.

A Companhia avaliou suas receitas e a natureza e efeito das mudanças resultantes da adoção do IFRS 15 estão descritas abaixo:

Venda de produtos – Não houve impacto significativo no estágio de reconhecimento da receita de produtos, já que a transferência de riscos e benefícios assim como o controle normalmente ocorrem em um momento específico no tempo.

Serviço de frete - Parte das vendas da Vale são realizadas nas modalidades do Incoterms conhecidas como Cost and Freight (“CFR”) e Cost, Insurance and Freight (“CIF”), na qual a Companhia é responsável pelo serviço de frete após a transferência de controle do produto ao cliente. De acordo com o pronunciamento anterior (IAS 18), as receitas originadas dos serviços de frete eram reconhecidas no momento do embarque, bem como os custos relacionados, e não eram consideradas como um serviço separado.

De acordo com o IFRS 15, a prestação de serviços de frete para contratos CFR e CIF deve ser considerada como uma obrigação de performance distinta na qual uma proporção do preço da transação seria alocada e reconhecida conforme a efetiva prestação do serviço ao longo do tempo. O efeito da alteração do momento de reconhecimento da parcela da receita alocada ao frete não impactou de forma significativa o resultado da Companhia no exercício encerrado em 31 de dezembro de 2018. Portanto, tal receita não foi apresentada separadamente nas demonstrações financeiras consolidadas da Companhia.

Contratos de venda a preços provisórios – Segundo os IFRS 9 e 15, o tratamento do mecanismo de precificação provisória embutido nas vendas de commodities a preços provisórios permanece inalterado. Sendo assim, essas receitas são reconhecidas com base no valor justo estimado da contraprestação total a receber, sendo o mecanismo de precificação provisória embutido nesses contratos caracterizado como um derivativo. O valor justo do ajuste do preço de venda é reconhecido como uma receita operacional no resultado.

As alterações introduzidas pelo IFRS 15 não apresentaram um impacto significativo para as demonstrações financeiras consolidadas da Companhia no exercício encerrado em 31 de dezembro de 2018.

2017

Não houve alteração significativa em 2017. Os documentos normativos emitidos em 2017 são vinculados à adoção dos novos pronunciamentos contábeis ou interpretações emitidas pelo IASB, mas que ainda não estavam em vigor em 2017.

b. Efeitos significativos das alterações em práticas contábeis

Os Diretores da Companhia entendem que não houve alterações em práticas contábeis que tiveram efeitos significativos nas demonstrações financeiras consolidadas referentes aos exercícios sociais encerrados em 31 de dezembro de 2019, 31 de dezembro de 2018 e 31 de dezembro de 2017.

c. Ressalvas e ênfases presentes no relatório do auditor

Não houve ressalvas nos pareceres dos auditores independentes da Vale referentes às demonstrações financeiras consolidadas de 2019, 2018 e 2017.

Não houve parágrafos de ênfase nas demonstrações financeiras consolidadas relativas aos exercícios sociais encerrados em 31 de dezembro de 2019 e 2017.

Contudo, o relatório dos auditores independentes sobre as demonstrações financeiras consolidadas do exercício social encerrado em 31 de dezembro de 2018, contemplou um parágrafo de ênfase, relativo ao rompimento da Barragem de Brumadinho, sem modificar a opinião sobre as referidas demonstrações financeiras consolidadas. O parágrafo de ênfase foi reproduzido abaixo:

“Ênfase – Evento Subsequente

Chamamos a atenção para a Nota Explicativa n⁰ 3 às demonstrações financeiras individuais e consolidadas, que descreve o evento do rompimento da barragem de Brumadinho ocorrido nas instalações operacionais da Companhia, em 25 de janeiro de 2019. Pela avaliação da Administração da Companhia, o evento não se refere a uma condição existente na data das demonstrações financeiras e portanto, não origina ajustes nos valores contábeis reconhecidos em 31 de dezembro de 2018. Os valores divulgados na nota explicativa relacionados a este evento foram baseados nas melhores estimativas da Administração, porém, no estágio atual das investigações, apurações das causas e possíveis ações de terceiros, não é possível mensurar de forma confiável todos os potenciais custos que a Companhia poderá incorrer para fins de divulgação nas demonstrações financeiras. Nossa opinião não está ressalvada em relação a esse assunto.”

Com relação ao evento do rompimento da barragem de Brumadinho ocorrido em 25 de janeiro de 2019, localizada na mina Córrego do Feijão em Minas Gerais e desdobramentos subsequentes, a Companhia concluiu com base nas práticas contábeis adotadas no Brasil e o IFRS, que este evento não se refere a uma condição existente na data das demonstrações financeiras, e portanto, não origina ajustes nos saldos contábeis reconhecidos em 31 de dezembro de 2018, conforme divulgado nas demonstrações financeiras consolidadas de Companhia.

Ainda em relação ao evento de Brumadinho, a Companhia concorda que no atual estágio das investigações, apurações das causas e possíveis ações de terceiros, não é possível mensurar, de forma confiável, todos os potenciais custos que a Companhia poderá incorrer para fins de divulgação das demonstrações financeiras. Os valores divulgados nas demonstrações financeiras referem-se apenas às melhores estimativas que foram possíveis estimar até o momento.

10.5 - Políticas contábeis críticas

A preparação das demonstrações financeiras consolidadas requer o uso de certas estimativas contábeis críticas e o exercício de julgamento por parte da Administração da Companhia no processo de aplicação das políticas contábeis.

Essas estimativas são baseadas na experiência, melhor conhecimento, informações disponíveis na data do balanço e outros fatores, incluindo expectativas de eventos futuros que se acredita serem razoáveis nas circunstâncias. Alterações nos fatos e circunstâncias podem conduzir à revisão das estimativas. Os resultados reais futuros poderão divergir dos estimados.

As estimativas e julgamentos significativos aplicados pela Companhia na preparação das demonstrações financeiras consolidadas da Companhia estão assim apresentadas:

a) Rompimento da barragem de Brumadinho

A mensuração da provisão requer o uso de julgamentos, estimativas e premissas significativas. A provisão reflete os custos estimados para cumprir a obrigação da Vale em relação ao evento de Brumadinho. A provisão pode ser afetada por fatores que incluem, mas não estão limitados a: (i) alterações nas leis e regulamentos, (ii) variação dos preços correntes estimados de custos diretos e indiretos relacionados a insumos e serviços, (iii) alterações do fluxo previsto de pagamentos dos custos estimados, (iv) mudanças em tecnologias consideradas na mensuração atual, (v) quantidade de pessoas com direito aos pagamentos de indenização, (vi) resolução de questões legais potenciais e existentes, (vii) premissas demográficas, (viii) premissas atuariais e (ix) atualizações na taxa de desconto.

Desta forma, os valores efetivamente incorridos pela Companhia poderão diferir dos valores atualmente provisionados, em razão da confirmação das premissas utilizadas e que dependem de diversos fatores, alguns dos quais não estão sob o controle da Companhia. Essas mudanças podem resultar em um impacto material no valor da provisão em períodos futuros. Em cada data de relatório, a Companhia reavaliará as principais premissas utilizadas na preparação dos fluxos de caixa projetados e ajustará a provisão, quando necessário.

b) Receita diferida

A definição do ganho na venda dos direitos minerários e a parcela de passivos contratuais da transação do ouro exige o uso de estimativas contábeis críticas para premissas que incluem, mas não estão limitados a: (i) alocação de custos entre níquel ou cobre e ouro com base nos preços relativos; (ii) margem esperada para os componentes independentes (venda de direitos minerários e serviços para a extração de ouro); e (iii) as taxas de desconto utilizadas para mensurar o valor presente de futuras entradas e saídas.

c) Tributos diferidos sobre o lucro

Julgamentos, estimativas e premissas significativas são requeridas para determinar o valor dos impostos diferidos ativos que são reconhecidos com base no tempo e nos lucros tributáveis futuros. Os tributos diferidos ativos decorrentes de prejuízos fiscais e diferenças temporárias são reconhecidas considerando premissas e fluxos de caixa projetados. Os ativos fiscais diferidos podem ser afetados por fatores incluindo, mas não limitado a: (i) premissas internas sobre o lucro tributável projetado, baseado no planejamento de produção e vendas, preços de commodities, custos operacionais e planejamento de custos de capital; (ii) cenários macroeconômicos; e (iii) comerciais e tributários.

Além disso, a Companhia aplica julgamento contábil crítico na identificação de incertezas sobre posições tributárias sobre o lucro, que podem impactar as demonstrações financeiras consolidadas. A Companhia opera em várias jurisdições onde surgem incertezas na aplicação dos requerimentos fiscais em função da complexidade da legislação tributária nessas localidades. A Vale e suas subsidiárias estão sujeitas a revisões das declarações de imposto de renda e de outros impostos e, portanto, podem surgir disputas com as autoridades fiscais em razão da interpretação das leis e regulamentos aplicáveis.

d) Consolidação

Em algumas circunstâncias julgamento é exigido para determinar se, depois de considerar todos os fatores relevantes, a Companhia possui controle, controle conjunto ou influência significativa sobre uma entidade. A influência significativa inclui situações de controle coletivo.

A Companhia detém a maioria do capital com direito a voto em cinco operações controladas em conjuntos (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização e Companhia Nipo-Brasileira de Pelotização), a administração concluiu que a Companhia não possui direito de voto suficientemente dominante para ter o poder de direcionar as atividades da entidade. Como resultado, essas entidades são contabilizadas pelo método de equivalência patrimonial devido a acordos de acionistas onde as decisões relevantes são compartilhadas com outras partes.

e) Reservas minerais e vida útil das minas

As estimativas de reservas provadas e prováveis são periodicamente avaliadas e atualizadas. Estas reservas são determinadas usando técnicas de estimativas geológicas geralmente aceitas. O cálculo das reservas requer que a Companhia assuma premissas sobre condições futuras que são incertas, incluindo preços futuros do minério, taxas de câmbio e de inflação, tecnologia de mineração, disponibilidade de licenças e custos de produção. Alterações em algumas dessas posições assumidas poderão ter impacto significativo nas reservas provadas e reservas prováveis da Companhia.

A estimativa do volume das reservas minerais é base de apuração da parcela de exaustão dos ativos minerários, e sua estimativa de vida útil é fator preponderante para quantificação da provisão de recuperação ambiental das minas e o impairment de ativos de longo prazo. Qualquer alteração na estimativa do volume de reservas das minas e da vida útil dos ativos a ela vinculado poderá ter impacto significativo nos encargos de depreciação, exaustão e amortização e na avaliação de impairment.

f) Redução ao valor recuperável (“Impairment”) de ativos

Julgamentos, estimativas e premissas significativas são requeridos para determinar se a existência de evidências objetivas de impairment e na preparação dos fluxos de caixa da Companhia. A Administração utiliza os orçamentos aprovados como ponto de partida e as premissas chave são, mas não estão limitadas a: (i) reservas e recursos minerais mensurados por especialistas internos; (ii) custos e investimentos baseados na melhor estimativa dos projetos com base em desempenhos passados; (iii) preços de venda consistentes com as projeções disponíveis nos relatórios publicados pela indústria, considerando a cotação de mercado quando apropriado; (iv) vida útil de cada unidade geradora de caixa (relação entre produção e as reservas minerais); e (v) taxas de desconto que refletem riscos específicos de cada unidade geradora de caixa.

Essas premissas estão sujeitas a riscos e incertezas e podem mudar as projeções da Companhia e, portanto, podem afetar o valor recuperável dos ativos.

g) Passivos relacionados à participação em coligadas e joint ventures

A provisão relacionada à Fundação Renova requer o uso de premissas que podem ser afetadas principalmente por: (i) mudanças no escopo de trabalho incluído no Acordo como resultado de análises técnicas adicionais e das negociações em andamento com o Ministério Público Federal; (ii) resolução de incerteza sobre a retomada das operações da Samarco; (iii) atualizações da taxa de desconto; e (iv) resolução de reclamações legais existentes.

Adicionalmente, as principais estimativas e premissas críticas aplicadas na provisão da barragem de Germano consideram, dentre outros: (i) o volume de rejeitos a ser removido que foi baseado nas informações históricas disponíveis e na interpretação das leis e regulamentos que estão em vigor; (ii) a disponibilidade de locais para o depósito dos rejeitos; e (iii) a aprovação dos métodos e soluções de engenharia apresentados para as autoridades competentes.

Como resultado, as despesas a serem incorridas no futuro podem diferir dos montantes provisionados e as alterações nessas estimativas podem resultar num impacto material no montante da provisão no futuro. A Companhia reavaliará a cada data de apresentação de suas demonstrações financeiras as principais premissas utilizadas pela Samarco na preparação do fluxo de caixa projetado e, eventuais alterações serão refletidas na respectiva provisão, quando aplicável.

h) Estimativa do valor justo

O valor justo de instrumentos financeiros não negociados em mercado ativo é determinado mediante o uso de técnicas de avaliação. A Companhia usa seu julgamento para escolher os diversos métodos. Premissas são baseadas nas condições de mercado existentes na data do balanço.

i) Obrigações para desmobilização de ativos

É necessário o julgamento para determinar as principais premissas utilizadas na mensuração das obrigações para desmobilização de ativos, tais como, taxa de juros, custo de fechamento, vida útil do ativo considerando o estágio atual de exaustão e as datas projetadas de exaustão de cada mina. Qualquer alteração nessas premissas pode afetar significativamente o valor provisionado. Portanto, a Companhia considera as estimativas contábeis relacionadas aos custos de encerramento da mina como uma estimativa contábil crítica e as revisa anualmente.

j) Processos judiciais

Os processos judiciais são contingentes por natureza, ou seja, serão resolvidos quando um ou mais eventos futuros ocorrerem ou deixarem de ocorrer. Normalmente, a ocorrência ou não de tais eventos não depende da atuação da Companhia e incertezas no ambiente legal envolve o exercício de estimativas e julgamentos significativos da Administração quanto aos potenciais resultados dos eventos futuros.

l) Obrigações com benefícios de aposentadoria

Os valores registrados dependem de uma série de fatores que são determinados com base em cálculos atuariais, que utilizam diversas premissas para determinação dos custos e passivos. Uma das premissas utilizadas é a determinação e utilização da taxa de desconto. Quaisquer mudanças nessas premissas afetam os registros contábeis efetuados.

A Companhia, em conjunto com os atuários externos, revisa no final de cada exercício, as premissas que serão utilizadas para o exercício seguinte. Essas premissas são utilizadas para determinar o valor justo de ativos e passivos, custos e despesas e os valores futuros de saídas de caixa estimadas, que são registrados nas obrigações com os planos de pensão.

10.6 – Os diretores devem descrever os itens relevantes não evidenciados nas demonstrações financeiras do emissor, indicando:

i.	a. Ativos e passivos detidos pela Companhia, direta ou indiretamente, que não aparecem em seu balanço patrimonial (off-balance sheet items)

i.	Arrendamentos mercantis operacionais, ativos e passivos

A Companhia adotou o IFRS 16/CPC 06 (R2) a partir de 1º de janeiro de 2019, utilizando a abordagem retrospectiva com o efeito cumulativo, reconhecida na data da aplicação inicial. Dessa forma, certos contratos de arrendamento operacional que não eram reconhecidos no balanço, passaram a ser classificados como arrendamento sob a nova norma contábil e foram reconhecidos no balanço patrimonial. Para mais informações sobre contratos de arrendamento, ver o item 10.4 deste Formulário de Referência.

(i)	Carteiras de recebíveis baixadas sobre as quais a entidade mantenha riscos e responsabilidades, indicando respectivos passivos

Não há carteiras de recebíveis baixadas sobre as quais a Vale mantenha riscos e responsabilidades, que não apareçam no seu balanço patrimonial.

(ii)	Contratos de futura compra e venda de produtos ou serviços

Os compromissos com obrigações de compra decorrem principalmente de contratos de aquisição de combustível e energia, bem como de aquisição de matéria prima e serviços.

Os compromissos de pagamentos mínimos futuros referentes a obrigação futura de compras são os seguintes, para a data de 31 de dezembro de 2019:

(em bilhões de reais)
2020	15,945
2021	4,147
2022	2,862
2023	2,226
2024 e períodos subsequentes	11,407
Total de pagamentos mínimos requeridos	36,587

iv.	Contratos de construção não terminada

Não há contratos de construção não terminada que não evidenciados nas demonstrações financeiras consolidadas da Companhia.

v.	Contratos de recebimentos futuros de financiamentos

Não há contratos de recebimento futuros de financiamentos não evidenciados nas demonstrações financeiras consolidadas da Companhia.

b. Outros itens não evidenciados nas demonstrações financeiras

Operações de níquel – Indonésia

A PT Vale Indonesia Tbk ("PTVI"), que é uma subsidiária da Companhia e empresa pública na Indonésia, tem um acordo em vigor celebrado em 17 de outubro de 2014, com o governo da República da Indonésia para operar suas licenças de mineração, que inclui um compromisso de alienar um adicional de 20% das ações da PTVI para o mercado da Indonésia.

Para informações sobre a obrigação de desinvestimento, vide o item 10.8 deste Formulário de Referência.

Garantias concedidas

Em 31 de dezembro de 2019, o total de garantias concedidas pela Vale (no limite de sua participação direta ou indireta) para determinadas coligadas e joint ventures totalizavam R$ 6,671 bilhões. O valor justo das garantias financeiras em 31 de dezembro de 2019 totalizou R$ 2,116 bilhões.

Terminais portuários

A Vale possui dezenove terminais portuários localizados na China, país que tem sido o principal impulsionador da demanda global por minerais e metais nos últimos anos. Os terminais não são de uso e/ou direito exclusivo da Vale e, portanto, não são evidenciados nas demonstrações financeiras consolidadas da Vale.

Não há outros itens não evidenciados nas demonstrações financeiras consolidadas da Vale que não os informados anteriormente.

10.7 - Em relação a cada um dos itens não evidenciados nas demonstrações financeiras indicados no item 10.6, os diretores devem comentar:

(a) Como tais itens alteram ou poderão vir a alterar as receitas, as despesas, o resultado operacional, as despesas financeiras ou outros itens das demonstrações financeiras da Companhia

A Companhia não espera efeitos relevantes de operações não evidenciados nas demonstrações financeiras consolidadas que possam vir a alterar as receitas, as despesas, o resultado operacional, as despesas financeiras ou outros itens das informações contábeis da Vale.

(b) Natureza e o propósito da operação

Para uma descrição sobre a natureza e propósito de cada operação, vide item 10.6 deste Formulário de Referência.

(c) Natureza e montante das obrigações assumidas e dos direitos gerados em favor da Companhia em decorrência da operação

Para uma descrição do montante das obrigações assumidas e dos direitos gerados em favor da Vale em decorrência das operações não evidenciadas nas suas demonstrações financeiras consolidadas, vide item 10.6 deste Formulário de Referência.

10.8 - Os diretores devem indicar e comentar os principais elementos do plano de negócios do emissor, explorando especificamente os seguintes tópicos:

a. Investimentos, incluindo:

OBS: Para a conversão dos valores de investimentos realizados, foi utilizada a taxa de câmbio média nos períodos para conversão.

(i)	descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos:

O orçamento de investimentos para 2020 é estimado em US$ 4,6 bilhões, incluindo dispêndios de para a execução de projetos e também dedicados à manutenção das operações existentes e projetos de reposição.

Os principais projetos em 2019, Salobo III e o Programa 240Mt, continuarão em desenvolvimento em 2020, representando cerca de 85% dos US$ 900 milhões orçados para o ano. Alguns projetos em fase de planejamento também estão contemplados no orçamento, como Victor e Alemão, para produção futura de níquel.

Em 2019 os investimentos da Vale (execução de projetos e manutenção de operações) foram de US$ 3,704 bilhões. Foram investidos US$ 544 bilhões para execução de projetos e US$ 3,160 bilhões para manutenção de operações existentes.

Em 2018, os investimentos da Vale (execução de projetos e manutenção de operações) foram US$ 3,784 bilhões. Foram investidos US$ 888 milhões para execução de projetos e US$ 2,896 bilhões para manutenção de operações existentes.

(ii)	fontes de financiamento dos investimentos

A Companhia informa que os recursos para as operações e investimentos são obtidos, principalmente, por meio do nosso fluxo de caixa operacional, orçamento de capital, empréstimos bancários, financiamentos obtidos junto às instituições financeiras, além de captação de recursos no mercado de capitais mediante a emissão de debêntures. Para os investimentos a serem realizados, a Companhia buscará, em ocasião oportuna, a melhor estrutura de capital para financiamento.

(iii)	desinvestimentos relevantes em andamento e desinvestimentos previstos

A PT Vale Indonesia Tbk ("PTVI"), que é uma subsidiária da Companhia e empresa pública na Indonésia, tem um acordo em vigor celebrado em 17 de outubro de 2014, com o governo da República da Indonésia para operar suas licenças de mineração, que inclui um compromisso de alienar um adicional de 20% das ações da PTVI para o mercado da Indonésia (aproximadamente 20% das ações da PTVI já estão registradas na Bolsa de Valores da Indonésia - IDX).

Os principais acionistas, Vale e Sumitomo Metal Mining, Co., Ltd (“SMM”), detêm 58,7% e 20,1% das ações da PTVI, respectivamente. A Vale e a SMM assinaram um “Heads Agreement” com a PT Indonesia Asahan Aluminium (“Inalum”), uma companhia estatal da Indonésia, para satisfazer a obrigação de desinvestimento de 20% de participação em relação à PTVI, proporcionalmente às suas participações. Após a transação, a Vale e a SMM passarão a deter, em conjunto, aproximadamente 59% das ações da PTVI.

A Companhia espera estabelecer e assinar os termos e condições finais no primeiro trimestre de 2020, e concluir o seu desinvestimento em até seis meses da execução do acordo de desinvestimento.

Em 27 de dezembro de 2019, a Companhia celebrou um acordo para vender sua participação de 25% na Henan Longyu Energy Resources Co., Ltd, uma empresa que opera duas minas de carvão na província de Henan, China, pelo valor de R$ 613 milhões. O fechamento da transação está previsto para 2020, sujeito a certas condições precedentes.

b. Aquisição já divulgada de plantas, equipamentos, patentes ou outros ativos que devam influenciar materialmente a capacidade produtiva da Vale

Em 24 de janeiro de 2019, a Vale adquiriu 100% do capital social da New Steel Global N.V. (“New Steel”) e obteve seu controle pelo valor de R$1,884 bilhão. A New Steel é uma empresa que desenvolve tecnologia de processamento e beneficiamento de minério de ferro através de um processo integralmente a seco.

Em 1º de agosto de 2019, a Companhia adquiriu 100% do capital social da Ferrous Resources Limited (“Ferrous”), uma empresa que atualmente possui e opera minas de minério de ferro próximas às operações da Companhia em Minas Gerais, pelo valor de R$1,986 bilhão. A Ferrous foi adquirida para que a Vale obtenha acesso a reservas adicionais de minério de ferro.

Em 20 de dezembro de 2019, a Vale adquiriu uma participação adicional de 36,4% na Minerações Brasileiras Reunidas S.A. (“MBR”) detida por uma de suas partes relacionadas, pelo valor total de R$3.309 milhões. Após a conclusão da transação, a Companhia passou a deter 98,3% do capital social da MBR. Como essa transação não resultou em mudança de controle para a Companhia, o impacto de R$1.410 milhões decorrentes da compra de participação adicional foi reconhecido no patrimônio líquido da Companhia, como "Aquisições e baixas de acionistas não controladores".

c. Novos produtos e serviços, incluindo: (i) descrição das pesquisas em andamento já divulgadas; (ii) montantes totais gastos pela Companhia em pesquisas para desenvolvimento de novos produtos ou serviços; (iii) projetos em desenvolvimento já divulgados; e (iv) montantes totais gastos pela Companhia no desenvolvimento de novos produtos ou serviços

Não há novos produtos e serviços relevantes.

10.9 - Outros fatores que influenciaram de maneira relevante o desempenho operacional e que não tenham sido identificados ou comentados nos demais itens desta seção

Não há outros fatores ocorridos nos três últimos exercícios sociais que influenciaram de maneira relevante o desempenho operacional e que não tenham sido identificados ou comentados nos demais itens dessa seção.

11. Projections

11.1 – Disclosed projections and assumptions7

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and, under no circumstances, constitute a promise of performance by the Company and/or its managers. The projections below involve market factors unrelated to the Company's control and; therefore, may undergo change.

a.	Purpose of the Projection

Production

Vale estimates the production volume for its iron ore operation – S11D at around 90 Mt in 2020.

Vale estimates the production volume of iron ore8 between 310 and 330 Mt in 2020, between 375 and 395 Mt in 2021, between 390 and 400 Mt in 2022 and between 390 and 400 Mt in 2023.

Vale estimates the production volume of pellets between 35 and 40 Mt in 2020.

Vale estimates the production volume of its nickel business of 240 kt by 2022, after improvements in North Atlantic operations and resumption of the 2nd furnace of Onça Puma, and the possibility of reaching 360 kt in case of an expansion of 10 kt in Sorowako and 110 kt of Bahadopi and Pomalaa projects, considering 100% stake in PTVI and partners of Bahadopi and Pomalaa.

Vale estimates the production volume of its nickel business, excluding Vale Nova Caledônia, between 180 kt and 195 kt in 2020.

Vale estimates the production volume of its copper business between 360 and 380 kt in 2020, 430 kt in 2021, 460 kt in 2022 and 480 kt in 2023.

Costs

Vale estimates a reduction in unit freight costs in the second quarter of 2020 of, at least, USD 3/t, when compared to the first quarter of 2020.

Vale estimates the C1 unit cash cost of iron ore below USD 14/t in the second half of 2020, and ranging between USD 13.0/t and USD 13.5/t in 2024.

Vale estimates unit sea freight cost at USD 16.3/t in 2024.

Adjusted EBITDA

Vale estimates the Adjusted EBITDA of 2022 ranging from USD 15.5 billion to USD 23,5 billion.

Breakeven EBITDA

Vale estimates breakeven EBITDA with the potential to vary between USD 28/t to USD 30/t through 2024.

CAPEX

7 In this whole section 11, in order to carry out the conversion of values from USD to BRL of the estimates referring to the year 2019 onwards, the exchange rate of 3.94 BRL/USD was used, unless a different exchange rate is reported. The rate used was the average exchange rate taken from Vale's Financial Statements for the fiscal year 2019.

8 Including third-party purchases, run-of-mine and feed for the pelletizing plants.

Vale estimates its investments (“CAPEX”) (a) at USD 4.6 billion in 2020; (b) USD 5.0 billion in 2021; and (c) an average of USD 4.5 billion between 2022 and 2024.

Cash Flow

Vale estimates a cumulative free Cash Flow from 2020 to 2022 ranging from approximately USD 17 billion to approximately USD 36 billion.

Vale estimates a free Cash Flow in 2022, ranging from USD 7.0 billion to USD 14.0 billion.

Disbursements9 related to Brumadinho

USD million[10]	2020E	2021E	2022E	2023-2031E
Provisions	1,000 – 1,400	1,050 – 1,450	500 - 900	Up to USD 5.4 billion²
Incurred Expenses¹	500 - 600	350 - 450	250 - 350	<100/year
Total	1,500 – 2,000	1,400 – 1,900	750 – 1,250	~8,000³

¹ Expenses with repair and de-characterization projects

² In the 2023-2031 period, the estimated provision disbursement amount is equivalent to the difference between the initial provision (USD 5.4 billion) and the accumulated disbursement in the 2019-2022 period.

³ The estimate for provision disbursements and expenses incurred in 2019-2031 totals approximately USD 8 billion.

Sustainability Goals

Vale is committed to sustainability, with the following goals to be achieved in 2030: (a) 100% self-generation of clean energy globally; (b) recovering and protecting 500,000 ha of degraded area beyond our borders; (c) reducing new water intake by 10%; and (d) reducing greenhouse gas emissions in compliance with the Paris Agreement and becoming carbon neutral by 2050%.

Reduction in Cash reducers

USD million	2020E	2021E	2022E
Mozambique and VNC	680	500	-
Shutdown expenses	500	180	-
Samarco[11]	900	500	160
MBR (dividends)	-	-	-
Others	550	50	-

b.       Projected period and projection expiration period

Production

9 It involves repair disbursements, expenses incurred in the repair and de-characterization projects.

10 Except when indicated.

11 Including expenses related to the Fundação Renova

The projected periods for the production of its iron ore operation - S11D of 2020 is the specified fiscal year itself.

The projected periods for the production of iron ore of12 2020, 2021, 2022 and 2023 are the specified fiscal years themselves.

The projected period for the 2020 pellet production is the specified fiscal year itself.

The projected period for the production of fines of iron ore and pellets for the first quarter of 2020 is the end of the respective quarter.

The projected periods for the 2022 nickel production is the specified fiscal year itself.

The projected period for the 2020 nickel production, excluding Vale Nova Caledônia, is the specified fiscal year itself.

The projected periods for the copper production in 2020, 2021, 2022 and 2023 are the specified fiscal years themselves.

In turn, the expiration period for the estimates made consists of the disclosure of the production report for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above, as applicable, while the validity of the estimates for the quarters highlighted above consists of the disclosure of the results for the fiscal year of the respective quarter of 2020.

Costs

The projected period for reducing unit freight costs in the second quarter of 2020 is the specified quarter itself. In turn, the expiration period for the estimate consists of the disclosure of the result for the fiscal year of the respective quarter of 2020.

The projected period for the C1 unit cash cost of iron ore for the second half of 2020 is the half of the fiscal year itself. In turn, the estimated expiration period consists of the disclosure of the results of the fourth quarter of 2020 (which coincides with the end of the half specified above). In turn, the projected period for the variation of the C1 unit cash cost of iron ore for 2024 is the fiscal year specified above, while the expiration period of the estimate made consists of the disclosure of the result of the fiscal year specified above.

The projected periods for the unit sea freight cost, of 2024, is the fiscal year itself. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

Adjusted EBITDA

The projected period for the EBITDA of 2022 consists of the specified fiscal year itself. In turn, the expiration period for the estimates made consists of the disclosure of the result of the 2022 fiscal year, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

Breakeven EBITDA

The projected period for the Breakeven EBITDA of 2024 consists of the specified fiscal year itself. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of the fiscal year indicated above.

CAPEX

The protected periods for the Company's CAPEX consist of the fiscal years ending December 31st, 2020, 2021, 2022, 2023 and 2024. In turn, the expiration period for the estimates made consists of the disclosure of the

12 Including third-party purchases, run-of-mine and feed for the pelletizing plants.

result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

Cash Flow

The projected periods for the Company's accrued cash flow from 2020 to 2022 are the fiscal years ending on December 31, 2020 through 2022. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

The projected period for the Company's free cash flow consists of the fiscal years ending December 31st, 2022. In turn, the expiration period for the estimates made consists of the disclosure of the result of the fiscal year listed above, which will take place in the fiscal year subsequent to the end of the fiscal year indicated above.

Disbursements13 related to Brumadinho

The projected periods for cash disbursement related to Brumadinho consist of the fiscal years of 2020, 2021, 2022 and the period of 2023 to 2031. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

Sustainability Goals

The projected period for sustainability goals is the end of the years 2030 and 2050, as applicable. In turn, the expiration period for the estimate made consists of the disclosure of the results for the fiscal years ending December 31st, 2030 and December 31st, 2050, which will be available to the market in 2031 and 2051, respectively.

Reduction in Cash reducers

The projected period for the reduction estimates in cash reducers for Mozambique and VCN consists of the fiscal years 2020 and 2021. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

The projected period for the reduction estimates in cash reducers with shutdown expenses consists of the fiscal years 2020 and 2021. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

The projected period for the reduction estimates in cash reducers with Samarco14 consists of the fiscal years 2020, 2021 and 2022. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

The projected period for the reduction estimates in cash reducers resulting from factors other than those specified above, consists of the fiscal years 2020 and 2021. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above.

c.       Assumptions for the projection, indicating which may be influenced by the Company's management and which are beyond its control

13 It involves repair disbursements, expenses incurred in the repair and de-characterization projects.

14 Including expenses related to the Fundação Renova.

All the assumptions mentioned below are subject to external influence factors, which are beyond the control of the Company's management. Therefore, in the event of any relevant future changes in these assumptions, the Company may revise its estimates below, changing them in comparison with those originally presented.

Production

The assumption used for the projection of iron ore production volumes15 (Mt) from 2020 to 2023 was the resumption of stopped operations.

The assumptions used for the projection of 2020 pellet production volumes (MT) were the lowest availability of pellet feed at the Brucutu plant, related to the suspension of tailings disposal at the Norte/Laranjeiras dam and the uncertainties, in the short term, related to pellet demand.

The assumption for the production volume projection for fines of iron ore and pellets (MT) in the first quarter of 2020 was the impact on the operation of the Brucutu plant, the extension of the shutdown of the Laranjeiras dam and the heavy rains in the Minas Gerais region.

The assumptions used for the projection of nickel production volumes (kt), excluding Vale Nova Caledônia, for 2020 were the idleness of Voyse's Bay and the potential impacts of the COVID-19 pandemic on Vale's ability to regularly carry out maintenance shutdowns of plants in Basic Metals.

The premise used for the projection of Nickel production volumes (kt) for 2022 was the improvement in the operations of the North Atlantic and the resumption of the 2nd furnace of Onça Puma.

The assumptions used for the projection of 2020 cooper production were the idleness of Voyse's Bay and the potential impacts of the COVID-19 pandemic on Vale's ability to regularly carry out maintenance shutdowns of plants in Basic Metals.

Costs

The assumption used for the projection of the reduction in unit freight costs in the second quarter of 2020, when compared to the first quarter of 2020, was to reduce Vale's average bunker cost in the second quarter compared to the first quarter of 2020.

The assumptions used for the projection of the C1 unit cash cost of iron ore for the second half of 2020 was the increase in production in the second half, while the assumption used for the projection of the C1 unit cash cost of iron ore in 2024 were: (i) return from stopped operations, (ii) increased productivity and (iii) others.

The assumptions used for the 2019 and 2024 unit sea freight cost were: (a) HSFO (High Sulfur Fuel Oil) prices of USD 376/t in 2019 and USD 368/t in 2024; (b) LSFO (Low Sulfur Fuel Oil) prices of USD 576/t in 2019 and USD 537 in 2024; and (c) that ships equipped with scrubbers will still be allowed to consume high sulfur fuel and less exposure to the spot freight market due to the new Valemax and Guaibamax fleet and other initiatives.

Adjusted EBITDA

The assumptions used for the 2022 EBITDA projection were: (a) annual average iron ore price ranging between USD 65/t and USD 85/t; (b) annual average nickel price ranging from USD 15,000/t to USD 20,000/t; and (c) average exchange rate of 4.00 BRL/USD.

Breakeven EBITDA

The assumptions used for the projection of breakeven EBITDA up to 2024 were the reduction in the C1 unit cost and Vale's unit freight cost.

15 Including third-party purchases, run-of-mine and feed for the pelletizing plants.

Cash Flow

The assumptions used for the projection of the accrued free cash flow for fiscal years 2020 to 2022 were: (a) the annual average price of the ore ranging from USD 65/t to USD 85/t; (b) annual average of the nickel price ranging from USD 15,000/t to USD 20,000/t; (c) exchange rate of 3.92 BRL/USD in 2019 and 4.00 BRL/USD between 2020 and 2022; (d) includes USD 6.0 billion of cash surplus in 2019, (e) consider the reception of USD 0,7 billion resulting from the gold stream in 2022; and (f) does not consider dividends, repurchases, and bolt-on acquisitions.

The assumptions used for the projection of the free Cash Flow of 2022 were: (a) annual average iron ore price ranging between USD 65/t and USD 85/t; (b) annual average nickel price ranging from USD 15,000/t to USD 20,000/t; and (c) average exchange rate of 4.00 BRL/USD for the period of 2022; (d) USD 0.7 billion of gold stream in 2022. In addition, Cash Flow estimates do not consider dividends, buybacks and bolt-on procurements.

Disbursements16 related to Brumadinho

The assumptions used for the purpose of projecting the variation in disbursements related to Brumadinho in the fiscal years 2020, 2021, 2022 and 2023 to 2031 were: (i) the volume of tailings to be removed which was based on the available historical information and the interpretation the laws and regulations in force; (ii) the availability of places to deposit tailings; (iii) the approval of the engineering methods and solutions presented to the competent authorities; (iv) projects and initiatives aimed at recovering the environment and compensating society and may vary as a result of the preliminary stage of negotiations in progress; (v) program deadlines and scope, which are subject to the approval and consent of the competent authorities; (vi) among others.

d.       Values of the indicators that are subject of the forecast

Production

See below, for reference purposes, the Company's production realized for the last three fiscal years:

	Fiscal Years Ended
	2019	2018	2017
Iron ore – S11D (Mt)	73.4	58.0	22.2
Iron ore[17] (Mt)	302.0	384.6	366.5
Pellets	41.8	55.3	50.3
Nickel (Kt)	208.0	244.6	288.2
Copper (Kt)	381.1	395.5	438.5
Coal (Mt)	8.8	11.6	11.3

Costs

See below, for reference purposes, the Company's indicators realized for the last three fiscal years:

Fiscal Years Ended
2019	2018	2017

16 It involves repair disbursements, expenses incurred in the repair and de-characterization projects.

17 Including third-party purchases, run-of-mine and feed for the pelletizing plants.

C1 unit cash cost of iron ore	15.3	13.6	14.8
Unit sea freight	17.8	18.0	15.4

ADJUSTED EBITDA

See below, for reference purposes, the Company's indicators realized for the last three fiscal years:

	Fiscal Years Ended
	2019	2018	2017
Adjusted EBITDA	USD 10.6 billion[1] (BRL 42.3 billion)[2]	USD 16.6 billion[1] (BRL 61.1 billion)[2]	USD 15.3 billion[1] (BRL 49.0 billion)[2]

1 It considers the amount reported by the Company according to IFRS standards in USD.

2 It considers the amount reported by the Company according to IFRS standards in BRL.

Breakeven EBITDA

See below, for reference purposes, the Company's indicators realized for the last three fiscal years:

	Fiscal Years Ended
	2019	2018	2017
Breakeven EBITDA per ton	40.2	31.3	32.6

CAPEX

See below, for reference purposes, the Company's CAPEX realized for the last three fiscal years:

	Fiscal Years Ended
	2019	2018	2017
Total Vale	USD 3.7 billion (BRL 14.5 billion)	USD 3.8 billion (BRL 13.8 billion)[1]	USD 3.8 billion (BRL 12.3 billion)[1]

1 It considers the average exchange rate for each year.

² It includes replacement investments.

Cash Drags

	Fiscal Years Ended
	2019	2018	2017
Samarco	USD 415 million (BRL 1.6 billion)	USD 374 million (BRL 1.4 billion)[1]	USD 435 million (BRL 1.4 billion)[1]
Pre-operating expenses[3]	USD 1.153 million (BRL 4.5 billion)	USD 271 million[1] (BRL 984 million)[2]	USD 413 million[1] (R$ 1.3 billion)[2]

1 It considers the amount reported by the Company according to IFRS standards in US$.

2 It considers the amount reported by the Company according to IFRS standards in BRL.

3 Pre-operating expenses exclude depreciation and amortization and expenses related to discontinued operations.

Disbursements related to Brumadinho

	Fiscal Years Ended
	2019	2018	2017
Total	USD 1.7 billion (BRL 6.7 billion)	N/A	N/A

11.2 – Follow-up and changes to the disclosed projections

a.       to inform which are being replaced by new projections included in the form and which of them are being repeated in the form

For information on projections for the current or coming period that have been restated, see item 11.2 (c) below.

b.       as to the projections for periods already elapsed, to compare the projected data with the effective performance of the indicators, clearly stating the reasons that led to deviations from projections

Monitoring of projections

Note: Adj EBITDA means Adjusted EBITDA

¹The variation compared to the projected volume of coal production in 2019 is due to lower productivity at the processing plants in Moatize throughout the year.

²The variation compared to the projection of price realization in 2019 is due to the changes in market conditions and in Vale's product portfolio, mainly impacted by the Brumadinho event.

3The variation compared to the projection of financial expenses is due to the fact that the gross debt did not decrease as expected.

4 The variation compared to the projected dividend of MBR in 2019 is due to the changes in market conditions, which reduced the effects of the financial obligations inherent to the contract with MBR.

c.       as to the projections related to ongoing periods, to inform if the projections remain valid on the date of delivery of the form and, when applicable, to explain why they were abandoned or replaced

Vale informs that it replaced its accumulated free Cash Flow estimate from 2020 to 2022, ranging from approximately USD 17 billion to USD 36 billion, due to the adjustment of the production plan for iron ore, base metals and coal.

Vale informs that it replaced its Adjusted Ebitda estimates in 2020, in 2020 compared to 2017 and in 2023 compared to 2018 due to the adjustment of the production plan for iron ore, base metals and coal.

Vale informs that it replaced its unit freight cost estimate of USD 18.1 in 2020 and USD 17.7/t in 2023 with the unit sea freight cost estimate of USD 18.0/t in 2019 and USD 16.3/t in 2024 due to the adjustment of the assumptions, such as the bunker price, among others.

Vale informs that it has replaced its C1 unit cash cost estimate for iron ore from “reduction between USD 1.0/t and USD 2.0/t from 2019 to 2023 compared to 2018” to “ranging between USD 13.0/t and USD 14.0/t for the fourth quarter of 2019, from USD 15.0/t in 2019 and ranging between USD 13.0/t and USD 13.5/t in 2024” due to the adjustment of the iron ore production plan.

Vale informs that it has changed its estimate of disbursements18 related to Brumadinho for 2020, 2021 and 2022, from “USD 1.5 billion to USD 2.1 billion” to “USD 1,500 million and USD 2,000 million” in 2020, from “USD 1 billion to USD 1.5 billion” to “USD 1,400 million and USD 1,900 million” in 2021 and from “USD 300 million to USD 700 million” to “USD 750 million to USD 1,250 million” in 2022, due to disbursement adjustments related to Brumadinho's repair and de-characterization projects.

Vale informs that it changed its estimate of copper production in 2020, 2021, 2022 and 2023, from 421 kt to 400 kt, from 436 kt to 430 kt, from 470 kt to 460 kt and from 500 kt to 480 kt, respectively, mainly due to the change in nickel volumes that impacted the volume of copper by-product, among other factors.

Vale discontinued its annual average estimate of the minimum shareholder remuneration from 2019 to 2021, due to the suspension of the Shareholder Remuneration Policy. For more information on the suspension of the Shareholder Remuneration Policy, see items 3.4 and 3.9 of this Reference Form.

Vale discontinued its cash disbursement estimates for pre-operating expenses in 2020 due to the inclusion in this account of Brumadinho's shutdown costs, not previously foreseen in the assumptions used for this projection.

Vale informs that it replaced its estimate of iron ore production19 from 340-355 Mt to between 310-330 Mt in 2020 due to: (a) the loss of production in 1Q20; (b) delays in resuming stopped operations, such as Timbopeba and Fábrica, since the COVID-19 pandemic has been delaying inspections, assessments and authorizations; (c) delays in implementing alternatives for the disposal of tailings from the Brucutu plant, which is not expected to be completed by the end of the second quarter of 2020; (d) additional impacts related to the COVID-19 pandemic, associated with the risk of increased absenteeism in different sensitivity scenarios.

Vale informs that it replaced its estimate for pellet production of 40 Mt to between 35 and 40 Mt in 2020 due to: (a) the lower availability of pellet feed at the Brucutu plant, related to the suspension of tailings disposal at the Norte/Laranjeiras dam; (b) uncertainties, in the short term, related to the demand for pellets.

Vale informs that it replaced its production estimate for its nickel business, excluding Vale Nova Caledônia, from 200-210 kt to 180-195 kt in 2020, due to the idleness of Voyse's Bay and the potential impacts of the COVID-19 pandemic on Vale's ability to regularly carry out maintenance shutdowns of plants in Basic Metals.

Vale informs that it replaced its production estimate for its copper business from 400 kt to between 360 and 380 kt in 2020, due to the idleness of Voyse's Bay and the potential impacts of the COVID-19 pandemic on Vale's ability to regularly carry out maintenance shutdowns of plants in Basic Metals.

Vale informs that it has discontinued its production projection, proforma operating cost20 and net tariff for railroad and port of Nacala21 (“Nacala Tariff, net”), all referring to the Coal segment for the years 2020 , 2021,

18It involves repair disbursements, expenses incurred in the repair and de-characterization projects.

19 Including third-party purchases, run-of-mine and feed for the pelletizing plants.

20 Proforma operating cost include mine, plant, railroad and port, excluding royalties.

21Nacala's net tariff consists of investments, working capital, debt service, amortization, taxes and others, net of interest received by Vale related to shareholders' loans.

2022 and 2023 due to: (a) the decision to temporarily reduce the workforce on the site and the operating fee, in order to help protect the health and well-being of its employees and communities; (b) uncertainties regarding the regular flow of goods and services, essential for maintaining operational stability; (c) the postponement of the three-month maintenance plan (renovation), without a new start date, given the restrictions on the transportation of people and equipment, due to the COVID-19 pandemic.

Vale discontinued, until new projections are made, its estimates regarding the positive impacts on the iron ore EBITDA/t of 2023 compared to 2018 due to changes in its production plan after Brumadinho’s dam breach.

Vale informs that it replaced its investment estimates (capex) to USD 4.6 billion in 2020 due to the consequences of the COVID-19 pandemic and exchange rate depreciation.

Except for the above, the other projections and assumptions used included in item 11.1 of this Reference Form remain unchanged.

12. Shareholders’ Meeting and Management

12.1 - Administrative structure of the issuer, as established in its articles of incorporation and by-laws

The Company's management consists of a Board of Directors and a Board of Executive Officers, as detailed below, in subitems "a" and "b" of this Item 12.1, respectively.

The Board of Directors has, on a permanent basis, five statutory advisory committees, namely (i) the People and Governance Committee, [(ii) the Compliance and Risk Committee], (iii) the Finance Committee, (iv) the Audit Committee and v) Sustainability Committee.

In addition, as a result of Dam I bursting at the Córrego do Feijão Mine in Brumadinho, on January 25, 2019, three non-statutory Independent Advisory Committees were established for the Board of Directors ("CIAE"), composed of independent members with a reputation and experience in the subjects in which they occupy, namely: (i) the Independent Advisory Committee for Extraordinary Support and Repair ("CIAE for Support and Repair"); (ii) Independent Committee for Extraordinary Assessment Advice ("CIAE for Assessment"); and (iii) Independent Committee for Extraordinary Advice on Dam Safety ("CIAE for Dam Safety"). The first two submitted their final reports in February 2020 and their activities were closed. For more information on the Dam Safety CIAE, see item 12.12 of this Reference Form.

The Executive Board, for its advice, has, on a permanent basis, five non-statutory, technical and advisory committees, called (i) Business Risk Executive Committee - Operational; (ii) Business Risk Executive Committee - Geotechnics; (iii) Business Risk Executive Committee - Strategic, Financial and Cyber; (iv) Business Risk Executive Committee - Compliance; and (v) Conduct and Integrity Committee.

The Fiscal Council is a permanent body.

a.       Attributions of the Board of Directors and permanent bodies and committees reporting to the Board of Directors, stating:

(i) if they have their own by-laws, and if so, the body responsible for approval, the date of approval, and, if the issuer issues such rules, locations on the worldwide network where these documents may be consulted {4}

Board of Directors:

The Board of Directors of Vale is composed of 13 full members and their respective alternates, one of them being the President and the other the Vice-President, who will have a unified term of two years, and reelection is allowed.

Under Vale's Bylaws, the positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

Under the Bylaws, at least 2 (two) or 20%, whichever is greater, of the members of the Board of Directors elected shall be independent directors (as defined in the Listing Regulation of the Novo Mercado segment of B3 SA - Brasil, Bolsa e Balcão), and the characterization of those appointed to the Board of Officers as independent directors must be resolved at the General Meeting that elects them. When, as a result of compliance with the percentage defined above, a fractional number of Directors results, the number will be rounded up, in accordance with the Novo Mercado Regulation. At the Extraordinary and Ordinary General Meetings held on April 30, 2020, three (3) independent members of the Board of Directors were elected.

It should be noted that the members of the Board of Directors elected pursuant to the optional procedure provided for in Article 141, §§ 4 and 5 of Law 6,404, dated December 15, 1976, as amended ("Corporate Law"), will also be considered independent.

In addition to the attributions provided for in Law, the Board of Directors shall:

I.	elect, evaluate and dismiss, at any time, the Executive Officers of Vale, and establish their attributions;
II.	distribute the remuneration established by the general meeting among its members and those of the Board of Executive Officers;
III.	assign an Investor Relations function to an Executive Officer;
IV.	deliberate on the selection, evaluation, development and remuneration policies of the members of the Board of Executive Officers;
V.	deliberate on Vale's general human resources policies proposed by the Board of Executive Officers;
VI.	establish the general business guidelines for Vale, its wholly-owned subsidiaries and controlled companies, taking into account social progress and respect for the environment;
VII.	deliberate on Vale's strategic guidelines and strategic plan annually proposed by the Board of Executive Directors, considering social progress and respect for the environment, as well as acting as guardian of the implementation of the approved strategy;
VIII.	deliberate on the annual and multi-annual budgets of Vale, proposed by the Board of Executive Officers;
IX.	monitor and evaluate Vale's economic-financial performance, together with Vale's performance in its sustainability initiatives, and they may request reports from the Executive Board with specific performance indicators;
X.	deliberate on investment and/or divestment opportunities proposed by the Board of Executive Officers that exceed the limits of the Board of Executive Officers defined by the Board of Directors;
XI.	express its opinion on consolidations, spin-offs and mergers in which Vale is a party, as well as on acquisitions of shareholdings proposed by the Board of Executive Officers;
XII.	in line with Vale's corporate purpose, to deliberate on the formation of companies or their transformation into another corporate type, the direct or indirect participation in or withdrawal from the capital of other companies, consortiums, foundations and other entities, through the exercise of the right of withdrawal, the exercise or waiver of preemptive rights in the subscription and acquisitions, directly or indirectly in stock of other companies, or any other type of participation or withdrawal allowed by law, including, without limitation, operations related to consolidations, spin-offs or mergers in companies in which it holds interest;
XIII.	deliberate on Vale's risk policies proposed by the Executive Board;
XIV.	resolve on the issue and cancellation of simple debentures, not convertible into shares and without collateral proposed by the Executive Board, as well as the issue and cancellation of debentures convertible into shares, within the limit of the authorized capital;
XV.	convene the General Meetings of Shareholders and to deliberate on the accounts of the Board of Executive Officers, substantiated by the Annual Management Report, as well as on the Financial Statements, for subsequent referral for review at the annual shareholders' meeting;
XVI.	deliberate on the allocation of the profit for the year, the distribution of dividends and, when necessary, the capital budget, proposed by the Board of Executive Officers, for subsequent referral to the annual shareholders' meeting;
XVII.	choose, remove and establish the scope of work of Vale's external auditors, in each case on the recommendation of the Audit Committee and subject to applicable legislation;
XVIII.	appoint and dismiss those responsible for the governance secretariat and the compliance department, the latter including the areas of integrity, internal audit and the company's Reporting Channel, which will report directly to the Board of Directors;
XIX.	deliberate on the policies and the annual internal audit plan proposed by Vale, as well as to become cognizant of its reports and determine the adoption of necessary measures;
XX.	supervise the management of Executive Officers and examine Vale's books and papers at any time, requesting information on agreements entered into or in the process of execution, and on any other acts, in order to guarantee the financial integrity of Vale;
XXI.	act as guardian of the corporate governance model and practices, which include, but are not limited to, deliberations on changes in corporate governance rules, the accountability process, and the disclosure of information process;
XXII.	resolve on functional conduct policies based on ethical and moral standards embodied in Vale's Code of Ethics, to be respected by all managers and employees of Vale, its subsidiaries and controlled companies, as well as to act as guardian of society's commitments related to respect for human rights;
XXIII.	deliberate on policies to avoid conflicts of interest between Vale and its shareholders or its administrators, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature;

XXIV.	deliberate on Vale's institutional responsibility policies, especially those related to: the environment, health, safety and Vale's social responsibility proposed by the Board of Executive Officers;
XXV.	establish powers of the Board of Executive Officers for the acquisition, sale and encumbrance of assets of non-current assets and for the constitution of real liens, pursuant to Art. 7 of the Bylaws;
XXVI.	establish the Board of Executive Officers' authority for the provision of guarantees in general and the contracting of loans and financing and for the execution of other contracts;
XXVII.	establish the powers of the Executive Board to enter into commitments, waive rights and transactions of any nature, except for the waiver of preemptive rights in the subscription and acquisition of equity interest, pursuant to item XII above;
XXVIII.	deliberate on any matters that are not within the competence of the Board of Executive Officers, pursuant to the Bylaws, as well as matters whose limits exceed the authority established for the Board of Executive Officers, as provided in Art. 14 of the Bylaws;
XXIX.	deliberate on any of: reformulations, changes or amendments to shareholders' or consortiums agreements or between shareholders or between consortiums of companies or consortiums in which Vale participates, and also to enter into new agreements and/or consortiums agreements that contemplate matters of this nature;
XXX.	authorize the negotiation, execution or amendment of a contract of any kind or value between Vale and: (i) its shareholders, directly or through intervening companies, (ii) companies that hold interest, directly or indirectly, in the capital of the controlling shareholder or are controlled, or are under common control, by entities that hold interest in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with powers and procedures, that meet the peculiarities and the nature of the operations, without prejudice to keeping the aforementioned collegiate body duly informed about all the transactions of the company with related parties, and the transactions with related parties must be carried out under commutative conditions, observing the market conditions , and the Directors with interests initially conflicting with those of the company should be excluded from the decision-making process;
XXXI.	express an opinion on any matter to be submitted to the general meeting of shareholders;
XXXII.	authorize the acquisition of shares of its issue for maintenance in treasury, cancellation or subsequent sale;
XXXIII.	deliberate on recommendations sent by the Fiscal Council of the company arising from its legal and statutory attributions; and
XXXIV.	prepare and disclose a reasoned opinion on any tender offering for the acquisition of shares related to the stock issued by Vale, disclosed within 15 days of the publication of the public offer for the acquisition of shares, which shall address at least (a) the convenience and timeliness of the public offering for the acquisition of shares considering the interests of Vale and all its shareholders, including in relation to the price and liquidity of the securities held by it; (b) the strategic plans disclosed by the offeror in relation to Vale; (c) alternatives to the acceptance of the public offering available on the market; and (d) other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission ("CVM"). This opinion should include a reasoned opinion favorable or contrary to the acceptance of the public tender offer, emphasizing that it is the responsibility of each shareholder to make a final decision on such acceptance.

It will also be the responsibility of the Board of Directors to deliberate on the nomination, proposed by the Board of Executive Officers, of the persons that are to be members of the management, advisory and fiscal bodies of the companies and entities in which the company has participation, even if indirect. Whenever deemed convenient, the Board of Directors may delegate this assignment to the Executive Board. Vale and its subsidiaries in Brazil or abroad are prohibited to make, directly or indirectly through third parties, any contribution to political movements, even organized in parties, and to their representatives or candidates.

The Company's Board of Directors has its own internal regulations, the last amendment of which was approved by the Board of Directors on June 28th, 2018. It should be noted that the said document is available for reference at the CVM website (www.cvm.gov.br) and the Company website (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

Advisory Committees:

The Board of Directors has, on a permanent basis, 05 advisory committees, hereinafter referred to as: People and Governance Committee, [Operational Excellence and Risk Committee], Financial Committee, Audit Committee and Sustainability Committee.

The mission of the committees is to advise the Board of Directors, including proposing improvements related to their respective areas of action, in order to give greater efficiency and quality to the decisions of the board.

Under [arts. 19 to 21 of the Company's Bylaws, the rules regarding the operation and attributions of the advisory committees to the Board of Directors shall be defined by the Board of Directors and set forth in the Internal Rules of each Committee.

(A) People and Governance Committee:

This Committee's bylaws were last amended by the Board of Directors' meeting on March 11, 2020 and are available for consultation at the CVM’s website and Company’s website (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

Pursuant to its bylaws, the People and Governance Committee shall:

I.	evaluate the Company's general human resources policies proposed by the Board of Executive Officers to the Board of Directors;
II.	evaluate the adequacy of the remuneration model of the Board of Executive Officers members and the proposal of distribution of the annual global amount for the remuneration of the officers;
III.	assist the Board of Directors in the definition and oversight of performance evaluation goals of the Board of Executive Officers and other leaders who report directly to the Chief Executive Officer;
IV.	assist the Board of Directors in defining and monitoring targets for assessing the performance of the person responsible for the Company's Governance Secretariat;
V.	assist the Board of Directors in the elaboration and maintenance of a Vale Referral Policy, applicable to the Directors and direct reports to Vale's Chief Executive Officer, in line with the applicable legal requirements and the best corporate governance practices;
VI.	support the Board of Directors in the process of selecting and appointing the Chief Executive Officer, as well as evaluating the appointment by the latter of other members of the Board of Executive Officers and other leaders who report directly to the Chief Executive Officer;
VII.	monitor the succession plan of the Board of Executive Directors and other leaders who report directly to the Chief Executive Officer, including their successors, taking into account the desirable experiences and knowledge for these positions so that the Company can meet its objectives and face its challenges;
VIII.	periodically evaluate and recommend the adequacy to better corporate governance practices in relation to the structure, size and composition of the Board of Directors and Advisory Committees, as well as the balance of experience, knowledge and diversity of profile and leadership style of its members, and it should be based on market research and assessments by external institutions and consultants ;
IX.	Identify, select and recommend potential candidates for Director to join the slate to be submitted for election by the Board of Directors to the General Meeting
X.	identify, select and recommend to the Board of Directors potential candidates for members of the Advisory Committees to the Board and, also, people for positions of Director to replace any absences, impediments and vacancies of positions, observing the Bylaws;
XI.	support the Chairman of the Board of Directors in the organization of the performance evaluation process of the Board of Directors and Advisory Committees of the Company;
XII.	evaluate proposals to amend corporate governance documents such as the Company Bylaws, Code of Ethics and Internal Bylaws of the Advisory Committees and the Board of Directors, as well as other Policies and documents that have not been attributed to other Committees;
XIII.	promote, monitor and watch over the evolution and effectiveness of the Company's governance model, ensuring that all initiatives are aligned with best practices and in synergy;
XIV.	annually review and recommend the changes necessary to improve the corporate governance system adopted by the Company;

XV.	evaluate and monitor updates on current rules, regulations and recommendations, in addition to market practices and trends that may impact the Company's activities with regard to corporate governance;
XVI.	prepare and approve the annual work plan of the People and Governance Committee; and
XVII.	propose the analysis and the evaluation, as well as to opine on other subjects of its competence.

(B) [Compliance and Risk Committee]:

This Committee's bylaws were last amended by the Board of Directors' meeting on March 11, 2020 and are available for consultation at the CVM’s website and Company’s website (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

Under the terms of its internal regulations, the [Compliance and Risk Committee]:

I.	Make sure that the Company has structure and practices that ensure effectiveness in the identification and management of operational, geotechnical and operational continuity risks;
II.	Encourage and monitor the development of a culture of risk awareness in all company decisions, as well as proactive behavior in managing them;
III.	monitor Vale's Integrated Risk Map and Vale's Operational and Geotechnical Risk Matrix, especially those with critical and very critical impacts, as well as propose improvements in mitigation plans;
IV.	support the Board of Directors in defining the Company's exposure limit to operational and geotechnical risks, as well as the degree of risk tolerance for the risk matrix of these matters, establishing the quadrants corresponding to the unacceptable level of risks and the level of continuous monitoring;
V.	monitor risk events and operational controls from the perspective of the Integrated Risk Map, including those related to the safety of dams, waste dumps, sediment containment dykes and water reservoirs in the Company's mines;
VI.	supervise the scope of action and effectiveness of the 2nd Specialized Defense Line in the assessment of potential operational risks, including geotechnical risks, in line with the strategic guidelines and risk tolerance limits approved by the Board of Directors;
VII.	assess, from a risk perspective, the transfer or onerous assignment of assets, including mining rights, in addition to the waiver of rights and other unforeseen transactions among the duties of the other Advisory Committees to the Board of Directors;
VIII.	monitor the Vale Management System, known as Vale Production System (“VPS”), ensuring the standardization of processes, policies and best practices to enable continuously more productive, safe and environmentally responsible operations and guarantee the integrity of the Company's assets;
IX.	prepare and approve the Committee's annual work plan; and
X.	propose the analysis and the evaluation, as well as to opine on other subjects of its competence.

(C) Financial Committee:

This Committee's bylaws were last amended by the Board of Directors at a meeting on May 30, 2019 and are available for consultation at the CVM’s website (www.cvm.gov.br) and Company’s website (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

Pursuant to its bylaws, the Financial Committee shall:

I.	evaluate the structure and conditions of investment and divestment operations, including consolidations, mergers and spin-offs in which the Company is involved;
II.	assess the compatibility between the level of shareholder remuneration and the parameters established in the annual budget and financial planning, as well as its consistency with the general dividend policy and capital structure of Company;
III.	assess minimum cash policy and financial investments;
IV.	evaluate the annual budget and the annual investment plan of the Company;
V.	evaluate the annual funding plan and the limits of indebtedness of the Company;

VI.	to evaluate the current investments and capital investments, which are under the approval authority of the Board of Directors;
VII.	monitor the financial execution of capital projects , of current budget and cash flow;
VIII.	monitor risks and financial controls from the perspective of the integrated risk map, and propose improvements in mitigation plans;
IX.	evaluate the policy of communication with the capital market;
X.	prepare and approve the Committee's annual work plan; and
XI.	Propose the analysis and evaluation, as well as to give an opinion on the other subjects of its competence{2}.

(D) Sustainability Committee:

This Committee's bylaws were last amended by the Board of Directors at a meeting held on March 11, 2020 and are available for consultation at the CVM’s website (www.cvm.gov.br) and Company’s website (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

Pursuant to its bylaws, the Sustainability Committee shall:

I.	evaluate the Company's sustainability and innovation strategies, ensuring that this is considered in the definition of the Company's global strategy;
II.	advise the Board of Directors in the analysis of initiatives related to mineral research, technological trends and innovations, as well as monitor the implementation of policies, strategies and actions that are related to research and development within the scope of the Company;
III.	evaluate the Company's policies and conduct related to Safety, Environment, Health, Social Works, Communication and Institutional Relations;
IV.	evaluate the Company's performance with respect to Sustainability aspects and propose improvements based on a long-term vision;
V.	assist in the definition, evaluation and monitoring of the Company's Sustainability indicators and propose improvements;
VI.	evaluate and propose the adhesion or permanence of the Company to national or international initiatives or agreements related to social and environmental responsibility issues, as well as to monitor the preparation and dissemination of the sustainability report;
VII.	evaluate projects, initiatives, as well as the Company's investment proposals from the perspective of sustainability and innovation, in addition to making possible recommendations to the Board of Directors;
VIII.	monitor the scope of action and effectiveness of the area of institutional relations in negotiations with regulatory bodies and other institutional relations associated with sustainability issues;
IX.	evaluate the policies and proposals for donations, as well as the performance of non-mandatory expenses related to items II and III above, which are the responsibility of the Board of Directors;
X.	prepare and approve the Committee's annual work plan; and
XI.	propose the analysis and evaluation of topics within its powers.

(E) Audit Committee

Information on the Audit Committee can be found in item (II) below.

Internal Audit:

The main role of Vale's Internal Audit department is to support management and the Company as a whole in improving its internal controls, so that any identified deficiencies can be effectively remedied in a timely manner. The main mechanism used to carry out the assessment by the Internal Audit area are the objectives and procedures established in the Annual Audit Plan (“Plan”), which is approved by Vale's Board of Directors. The Plan, in turn, consists of the scheduling of audit exams, as well as of the budget and the funds needed for its execution. This is based on a methodology focused on risk, including history of the work performed, information included by the Board of Executive Officers and the Board of Directors. The non-statutory Director of Internal Audit shall review and adjust the Plan, when necessary, in response to changes in Vale's business and in view of possible risks, operations, systems and controls. Any significant deviation from the approved Plan must be reported to the Board of Directors, through a designated advisory committee.

The Internal Audit area has existed since the late 1960s and the Chief Compliance Officer (“CCO”) function was created recently, reporting directly to the Board of Directors, with the Internal Audit reporting to the CCO.

The Company's Internal Audit area had its own Regulations, which were approved on December 10, 2015 and revoked on May 14, 2020. In its place, the Company's Internal Audit Policy of the company was approved on the same date, aiming at establishing the general principles and guidelines for the performance of internal audit work.

The Audit Committee is responsible for supervising the internal audit activities, monitoring its independence, effectiveness and structural sufficiency, as well as the quality and integrity of the internal audit processes. The structure of the Internal Audit is also evaluated on an annual basis and, as appropriate, reviewed, using risk-based methodology and the relevance of the operations in order to ensure the suitability of the team to the size and complexity of Vale. Its performance is global and it has teams in Brazil, Canada and Singapore.

(ii) if the issuer has a statutory audit committee, informing, and if so, its main attributions, how it operates and if it meets the requirements of the regulation issued by the CVM regarding the subject.

Vale's Audit Committee was formed at a meeting of Vale's Board of Directors, held on March 11, 2020, which also approved its Bylaws, available for consultation at the CVM’s website (www.cvm.gov.br) and Company’s website (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

Under the terms of its internal regulations, the Audit Committee is responsible for:

I.	Review prior to its disclosure and monitor the quality and integrity of the Company's quarterly and annual financial statements, as well as related documents, including disclosures contained in the Management Report;
II.	Supervise the preparation of the Company's financial statements and other reports required by law, in order to ensure that such statements and reports comply with the applicable legal requirements;
III.	Analyze, together with the independent auditors:

(a) Independent auditor’s annual work plan

(b) changes in the critical accounting policies and practices adopted by the Company in the preparation and disclosure of its financial statements;

(c) the alternative treatments to be adopted by the Company when there is the possibility of adopting more than one accounting method due to options existing in the accounting principles and practices or in the methods of application thereof and the effects arising from such treatments;

(d) adequacy of estimates, accounting reserves and relevant judgments used by management in the preparation of financial statements;

(e) any changes in the independent auditors’s scope of work and relevant failures and deficiencies identified in the Company's internal controls;

IV.	Assess and monitor, together with the management and the internal audit department, the appropriateness of transactions with related parties carried out by the Company;
V.	Monitor the quality and integrity of the information and measures disclosed, based on adjusted accounting data and on non-accounting data that add elements not provided for in the framework of the usual reports of the financial statements;
VI.	Monitor, together with the Company's Management and independent auditors, any cases of conflicts related to financial statements or the application of generally accepted accounting principles;
VII.	Understand any difficulties encountered by the independent auditors during the audit process.
VIII.	Monitor, within the scope of the tasks of the Audit Committee, the performance of regulatory and supervisory bodies on relevant topics, as well as the information, communications and reports thereto;
IX.	Ensure that the Company implements practical mechanisms to receive, retain and process information and complaints, internal and external to the Company, including complaints about accounting issues, internal controls and auditing. Such mechanisms shall ensure confidentiality and the anonymity, where applicable, of the users of the channel;
X.	Request that all complaints received, the addressing and results thereof be reported periodically;
XI.	Recommend the adoption of policies whereby any accusations and complaints involving managers and leaders who report directly to the Company's Chief Executive Officer, Members of the Board of Directors and Fiscal Council, Board Advisory Committees and Leaders who report directly to the Chief Compliance Officer, are immediately informed to the Audit Committee;

XII.	Opine on the development of procedures to ensure the effectiveness of the consequences management conducted by the Company, including in the preparation and review of specific policy proposed by the Chief Compliance Officer;

XIII.	Assist the Board of Directors, together with the People and Governance Committee in the selection, compensation, annual performance evaluation and removal of the Chief Compliance Officer, which is responsible for Vale's areas of integrity, internal audit and reporting channel;
XIV.	Supervise the activities of the area of internal controls and controllership, responsible for preparing the Company's financial statements, as well as assessing the internal control environment at its different levels, powers and responsibilities with regard to the preparation of the Company's financial statements;
XV.	Monitor the recommendations for improvements in internal control and risk management systems made by internal auditors and independent auditors contained in the annual letter of recommendations, review them with the Board and monitor their implementation with the aim of eliminating or mitigating any relevant deficiencies identified;
XVI.	Evaluate and monitor Vale's integrated risk map, as well as the effectiveness and sufficiency of risk control and management systems, and propose improvements;
XVII.	Evaluate and monitor Company's risk exposures, and even requiring detailed information on policies and procedures related to: (a) management remuneration; (b) the use of Company's assets; and (c) expenses incurred on behalf of the Company;
XVIII.	Recommend to the Board the hiring or dismissal of the independent auditors for the preparation of an independent external audit or for any other service, giving opinions on their fees, and evaluating the results of the services provided by them;
XIX.	Supervise independent auditors’s activities in order to assess (i) their independence; (ii) the quality of services provided; and (iii) the suitability of the provided services to the needs of the Company;
XX.	Examine, prior to the hiring, the proposals and scope of services submitted by any independent auditing companies regulated by the CVM;
XXI.	Review, at least annually, in conjunction with the independent auditors:

(a) the internal procedures of the independent audit firm in relation to quality control;

(b) any relevant issues identified in the most recent quality control review to which the independent auditors were subject, carried out by other independent auditors or arising from an internal program for such reviews;

(c) any inquiries or investigations related to the independent auditors, conducted by government or professional authorities or regulatory bodies in the five years preceding the current financial year.

XXII.	Evaluate and recommend the policies, internal regulations and the annual audit plan presented by the internal auditor, as well as evaluate on its performance;
XXIII.	Supervise the Company's internal audit activities, monitoring its independence, effectiveness and the sufficiency of the structure, as well as the quality and integrity of the internal audit processes, and propose to the Board of Directors the actions that are necessary to improve them;
XXIV.	Develop the summary annual report, to be presented in conjunction with the financial statements, containing, as a minimum, the following information: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there is significant divergence between the company's Management, external auditor and the Committee in relation to the financial statements of the Company;

The Company clarifies that the Audit Committee is composed entirely of independent members, fulfills the functions and characteristics determined in B3's Novo Mercado Regulation, and complies with the rules established for foreign companies that have ADRs listed in the New York Stock Exchange (“NYSE”), in addition to being an Audit Committee for the purposes of Rule 10 A-3(c) (3) of the Securities and Exchange Commission (“SEC”).

(iii) how the Board of Directors evaluates the work of the independent auditor, indicating whether the issuer has a policy of contracting for extra-audit services with the independent auditor, and informing the body responsible for approving the policy, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document can be consulted

The Company has specific internal procedures for approving services related or not to the audit, contracted with its external auditors, which are based on principles that preserve its independence. These procedures were approved by the Fiscal Council, as an Audit Committee for compliance with SEC rules then, in February 2015.

In line with the best corporate governance practices and in order to avoid conflict of interest or loss of objectivity of the independent auditors, all services rendered by the Company's independent auditors are pre-approved by the Company's Fiscal Council, and a statement of independence also obtained from the external auditors.

During the 2019 reporting period, 4 presentations were made of the work of the external auditors to the Fiscal Council, the body responsible for supervising and evaluating the work of these auditors. For the fiscal year of 2020, 4 presentations to the Fiscal Council are scheduled.

(b) Regarding the members of the statutory Board of Executive Officers, their attributions and individual powers, indicating if the board has its own by-laws, and, if so, informing the body responsible for approval, date of approval and, if the issuer discloses the bylaws, where the document can be accessed on the internet

Board of Executive Officers:

Vale's statutory Board of Executive Officers is comprised of at least 6 and a maximum of 11 members, who shall hold office for two years, and re-election is permitted. Under the terms of Vale's Bylaws, the Board of Executive Officers, in addition to the attributions provided for in Law, shall:

I.	deliberate on the creation and elimination of the Directorates of Department subordinate to each Executive Officer;
II.	prepare and propose the general human resources policies of Vale to the Board of Directors, and execute the approved policies;
III.	comply with and enforce the general guidelines of Vale's business established by the Board of Directors;
IV.	prepare and propose, annually, to the Board of Directors, Vale's strategic guidelines and strategic plan, considering socio-environmental issues, and execute the approved strategic plan;
V.	prepare and propose the annual and multi-year budgets for Vale to the Board of Directors, and execute the approved budgets;
VI.	plan and conduct Vale's operations and report to Vale's economic and financial performance on Vale's performance in its sustainability initiatives to the Board of Directors, and even producing reports with specific performance indicators;
VII.	identify, evaluate and propose investment and/or divestment opportunities to the Board of Directors that exceed the approval authority limits of the Board of Executive Officers established by the Board of Directors, and execute the approved investments and/or divestments;
VIII.	identify, evaluate and propose consolidations, spin-offs and mergers to the Board of Directors in which Vale is a party, as well as acquisitions of shareholdings, and conduct the upstream and downstream mergers, spin-offs, and acquisitions;
IX.	prepare and propose the financial policies of Vale to the Board of Directors, and execute the approved policies;
X.	propose the issue of simple, non-convertible and unsecured debentures to the Board of Directors;
XI.	define and propose to the Board of Directors, after the balance sheet has been drawn up, the allocation of the profit for the year, the distribution of Vale's dividends and, when necessary, the capital budget;
XII.	prepare, in each reporting period, the Annual Management Report and the Financial Statements to be submitted to the Board of Directors and, thereafter, to the General Shareholders Meeting;
XIII.	comply with and promote employee compliance with Vale's Code of Ethical Conduct, established by the Board of Directors;
XIV.	prepare and propose the policies of Vale's institutional responsibility to the Board of Directors, such as the environment, health, safety and social responsibility of Vale and implement the approved policies;
XV.	to authorize the acquisition, sale and encumbrance of movable or immovable property, including securities, contracting of services, Vale being the provider or receiver thereof, being able to establish standards and delegate powers, all in accordance with the Board of Executive Officers approval authority limits established by the Board of Directors;
XVI.	authorize the signing of agreements, contracts and understandings that constitute liens, obligations or commitments for Vale, and establish norms and delegate powers, all in accordance with the approval authority limits of the Board of Executive Officers established by the Board of Directors;
XVII.	propose to the Board of Directors any reformulations, amendments, or additions to shareholders' agreements or between shareholders, or consortium agreements or between consortiums, of Vale or consortiums in which it participates, and also propose the signing of new agreements and consortium agreements which cover matters of this nature;
XVIII.	authorize the creation and closure of branches, agencies, warehouses, depots, representation offices or any other type of establishment in Brazil and abroad;
XIX.	authorize the execution of commitments, waiver of rights and transactions of any nature, except for the waiver of preemptive rights in the subscription and acquisition, pursuant to item XII above, in matters within the power of the Board of Directors, and establish norms and delegate powers, all in accordance with the approval authority limits of the Board of Executive Officers established by the Board of Directors;
XX.	establish and inform the Board of Directors of the limits of individual approval authority of Executive Officers, respecting the limits of authority of the collegiate Board of Executive Officers established by the Board of Directors; and
XXI.	establish, based on the approval authority limits established by the Board of Directors for the Board of Executive Officers, the limits of approval authority along the hierarchical line of the administrative organization of Vale.

The Board of Executive Officers shall also: (i) establish the voting orientation to be followed by its representatives at general meetings or equivalent thereof in the companies, foundations and other entities in which Vale participates, directly or indirectly. indirectly, respecting the investment opportunities and guidelines approved by the Board of Directors, as well as the respective budget, and always observing the limit of its approval authority with respect to, among other things, the indebtedness, the transfer or encumbrance of assets, the waiver of rights and the increase or reduction of equity interest; and (ii) to indicate for the Board of Directors’ resolution the persons who are to be members of the management, advisory and fiscal bodies of the companies and entities in which Vale has a participation, including indirectly.

The Company's Board of Executive Directors has its own by-laws approved on December 9, 2013. This document is available for consultation at the CVM’s website (www.cvm.gov.br) and Company’s website (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

▪   Chief Executive Officer:

Under the terms of the Bylaws, the duties of the Chief Executive Officer are:

I.	chair the meetings of the Board of Executive Officers;
II.	exercise the executive management of Vale, thereby complying with the coordination and supervision of the activities of the other Executive Officers, ensuring that the deliberations and guidelines established by the Board of Directors and the general meeting are faithfully observed;
III.	coordinate and supervise the activities of the areas and business units that are directly subordinated to it;
IV.	select and submit to the Board of Directors the names of candidates for Executive Officer positions to be elected by the Board of Directors, as well as to propose their dismissal;
V.	coordinate the decision-making process of the Executive Board, in order to prioritize consensual deliberations among its members. If the consensus is not obtained, the Chief Executive Officer may (i) withdraw the agenda item, (ii) articulate the formation of the majority, including by making use of the casting vote or, (iii) decide individually on matters of collegiate deliberation, in which case he shall inform the Board of Directors of the use of this prerogative at the first Meeting of the Board that occurs after the corresponding decision. Decisions relating to annual and multi-annual budgets and Vale's strategic plan and Annual Management Report shall be taken by a majority of votes, when considered by all Executive Officers, provided they include a favorable vote of the Chief Executive Officer;
VI.	appoint, among the members of the Executive Board, the substitutes for the Executive Directors in cases of temporary impediment or absence;

VII.	keep the Board of Directors informed of Vale's activities; and
VIII.	prepare, together with the other Executive Officers, the Annual Management Report and develop the financial statements.

▪   Executive Officers:

Under the terms of the Bylaws, the Executive Officers are responsible for:

I.	perform the duties related to their area of operation;
II.	participate in the meetings of the Board of Executive Officers, contributing toward the definition of policies to be followed by Vale and reporting the issues of their respective area of operation;
III.	comply with and enforce the general orientation of Vale's business established by the Board of Directors in the management of their specific area of operation; and
IV.	contract the services provided for in [Art. 22, in compliance with the Audit Committee's determinations.

In addition, in accordance with article 22 of the Bylaws, in compliance with the approval authority limits established by each Executive Director, decisions on matters affecting the specific area of their performance, provided that the matter does not affect the area of performance of another Executive Director, shall be taken by him or herself or together with the Chief Executive Officer, in matters or situations pre-established by the latter.

Non-Statutory Committees

The Executive Board, for its advice, has, on a permanent basis, five non-statutory, technical and advisory committees, named below: Conduct and Integrity Committee (former Ethics Committee, created in 2014), Business Risk Executive Committee - Operational, Business Risk Executive Committee - Geotechnics, Business Risk Executive Committee - Strategic, Financial and Cyber, Business Risk Executive Committee - Compliance (these last four originate from the Risk Management Policy Review by the Board of Directors on July 31, 2019 and are denominated together, “Business Risk Executive Committees”).

The Conduct and Integrity Committee has its own bylaws. The Business Risk Executive Committees have their own unified bylaws, approved by the Executive Board.

(A) Business Risk Executive Committees:

The main duties of the Business Risk Executive Committees are described in item 5.1.b.iii of this Reference Form.

(B) Conduct and Integrity Committee

The main tasks of the Conduct and Integrity Committee are: (i) to promote the continuous improvement of Ethical awareness across Vale, through the coordination of communication and training actions on topics related to the Company's Code of Conduct and Global Anti-Corruption Program; (ii) to systematically review the effectiveness of ethics and integrity programs, including anti-corruption and money laundering issues; (iii) to support the Ombudsman's interpretation of topics of the Company's Code of Conduct; (iv) to resolve and deliberate, at the request of Corporate Integrity, situations that expose Vale to the risk of corruption, including those involving suppliers, customers and any third parties; (v) support Corporate Integrity in establishing global guidelines for the implementation or consistent functioning of the Global Anti-Corruption Program.

Note that cases that may involve the Director of the Ombudsman's Office must be submitted to the Board of Directors by any member of the Committee. The Conduct and Integrity Committee supports the Ombudsman's Office in its responsibility for continually enhancing ethical awareness and the value of “Acting Correctly” in every company unit in the world. The Ombudsman reports to Vale's Board of Directors. The Conduct and Integrity Committee is composed of the Audit Officer, the Personnel Officer, the General Counsel, the Corporate Integrity Executive Manager and the General Ombudsman of Vale.

(c) Date of installation of the fiscal council, if it is not permanent, stating whether it has its own by-laws, and if so, indicating the date of its approval by the fiscal council, and if the issuer issues the bylaws, of sites on the web where the document can be consulted

Fiscal Council:

The Fiscal Council has been a permanent body since September 25, 1997, composed of at least three (3) and at most five (5) effective members and an equal number of alternates. The members of the Fiscal Council shall perform their duties until the first Annual Shareholders’ Meeting to be held after their election, and may be reelected.

Vale's Fiscal Council is responsible for exercising the attributions provided for in applicable legislation in force, in Vale's Bylaws and regulated in its own Internal Regulations approved by its members, and shall also:

I.	supervise the acts of the Directors and verify compliance with their statutory and legal duties according to the different applicable laws in force;
II.	give its opinion on the Management’s Annual Report, including any additional information deemed necessary or useful in its Opinion;
III.	review the financial statements for the year and give an opinion, meeting at least once a year with the External Auditor;
IV.	analyze, at least quarterly, the balance sheets and other financial statements prepared by the Company and discuss them with the Management and the External Auditor;
V.	maintain communication between the Fiscal Council and the External Auditor, in accordance with applicable regulations (SEC Rule 10A-3 and PCAOB AS 16);
VI.	give an opinion on the proposals of the Management bodies to be submitted to the General Meeting, regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, conversion, merger, consolidation or spin-off;
VII.	report, through any of its members, to the administrative bodies, any errors, frauds, crimes or unlawful acts and irregularities which they become aware of and suggest useful and appropriate measures to the Company;
VIII.	call an Annual Shareholders’ Meeting if the management bodies delay this call for more than a month and an Extraordinary General Meeting whenever there are serious or urgent reasons, including on the agenda of the Assemblies such matters as deemed necessary;
IX.	provide information on matters within their remit whenever requested by a shareholder or group of shareholders representing at least 5% of the share capital;
X.	recommend to the Board of Directors regarding the choice, compensation and dismissal of the Company's External Auditor;
XI.	annually supervise and evaluate the work of the External Auditor and, if deemed necessary, recommend dismissing the External Auditor to Management;
XII.	evaluate and monitor the independence and objectivity of the External Auditor, discuss with it the audit planning, involving the nature of the work, scope, audit risks, their effectiveness in line with applicable regulations, and disclosure obligations prior starting the provision of services;
XIII.	resolve on the contracting with the Company's External Auditor of services not related to the audit of the financial statements, and potentially pre-approve a list of services that may be provided by the Auditor, which shall be reviewed periodically;
XIV.	take note of the Internal Audit and External Auditor reports, reviewing their recommendations and opinions and inviting them to participate, whenever necessary, in Fiscal Council meetings;
XV.	ensure that the Internal Audit is adequately resourced to perform its functions, review and monitor its effectiveness and that it occupies an appropriate position within the Company's functional structure;
XVI.	review the report issued by the External Auditor, containing the material issues addressed to Management, regarding the accounting records, financial statements, internal control systems of Vale and its consolidated subsidiaries, together with the respective comments and responses of Management;
XVII.	mediate any discrepancies between Management and the External Auditor over the Company's financial statements;
XVIII.	evaluate the Company's financial controls, internal controls and risk management system in order to ensure its effectiveness and adequacy and the resources used, qualification and experience of the managers and their training programs;

XIX.	evaluate the effectiveness of the procedures adopted by the Company to receive, process and handle complaints related to accounting issues, internal accounting controls and audit matters, which shall ensure the confidentiality and anonymity of the complainant, in compliance with applicable laws;
XX.	prepare their annual budget, including, in particular, the contracting of services in Article 6 of the Internal Regulations of the Fiscal Council; and
XXI.	exercise its attributions regarding its supervisory power during the liquidation of the Company, according to the applicable legislation in force.

For the adequate performance of its functions, the Fiscal Council may determine the hiring of services of lawyers, consultants and analysts, and other resources that are necessary for the performance of its duties, in compliance with the budget proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions of Paragraph 8 of Article 163 of the Brazilian Corporation Law.

The members of the Fiscal Council shall deliver, at least 30 days before the Annual Shareholders’ Meeting, a statement on the management report and financial statements.

The Company's Fiscal Council has its own internal bylaws, whose review was approved by the members of the Fiscal Council at a meeting held in June 23, 2017. This document is available for consultation at the CVM’s website (www.cvm.gov.br) and Company’s website (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

The revision of the Fiscal Council’s bylaws is expected to be approved on May 29, 2020, with a view to the formation of the Company's Audit Committee in March 2020, and the need to adapt the previously planned powers, such as those of the Fiscal Council in its “turbo” version, which will now be performed by the said Committee.

(d) If there are mechanisms for evaluating the performance of the board of directors and of each body or committee that reports to the board of directors, and, if so, indicate:

(i) the periodicity of the evaluation and its scope, indicating if it is made only in relation to the organ or also includes the individual evaluation of its members; (ii) methodology adopted and the main criteria used in the evaluation; (iii) how the results of the evaluation are used by the issuer to improve the functioning of this body; and (iv) whether external consulting or advisory services were contracted

The Board of Directors recognizes that a robust and constructive assessment process is an essential component of good corporate governance and the effectiveness of the Board. Since 2018, the Board of Directors has been leading a work to improve governance practices and the Board has also hired an international consultant to carry out specific initiatives in the short term.

In 2019, with the support of the People and Governance Committee, the Company hired an external consultant specialized in the subject to develop the evaluation process of the Board of Directors and Advisory Committees (excluding Independent Extraordinary Advisory Committees), as collegiate bodies and individually on the performance of each member.

The scope of the evaluation covers the clarity of the Board's roles and responsibilities, its effective functioning in terms of content and dynamics, which contributes to the execution of the Company's objectives, in addition to highlighting opportunities for improvement and providing feedback to members. The data used as inputs come from the assessment previously carried out at the Company, national and international benchmarks, ESG practices and Vale's context in relation to the shareholding composition, business objectives, among others. With these contributions, a diagnosis of the functioning of each body was prepared and the result is a comparative analysis of the composition and functioning in relation to organizations with a high level of corporate governance in Brazil and abroad (peer group), in addition to a plan with recommendations and improvement initiatives.

The performance evaluation is carried out annually and its methodology includes (i) the evaluation of the effectiveness of teams, for the evaluation of the collegiate bodies, (ii) the skills and personal traits of the individuals, for the evaluation of directors; (iii) the collection of perceptions through interviews, questionnaires or both; (iv) self-evaluation x 360º evaluation x peer evaluation x external evaluator; (v) the adaptation of content and process to the context of the Company, by focusing on what is most relevant at all times for the Company, adapting to the maturity and level of experience of the company with the assessment of the board and its directors and taking into account the differences in approach required according to the corporate structure and composition of the board (eg Family x Shared Control x True Corporation); (vi) the adequacy of the process in relation to the stages of information collection, validation and presentation of results, and those involved in each stage: who is consulted to provide context, who approves the process and content, who evaluates, who provides feedback, who prepares and approves action plans, etc.; and (vii) comparative assessment of the Board's stage of development and governance practices vis-à-vis other companies.

In relation to the Fiscal Council, it carries out its performance self-assessment annually, at the end of each audit cycle. In the self-assessment process, the issues addressed in the monthly meetings held and in the parameters involving financial statements, risk management and internal controls, management and internal audit responsibility, relationship with external auditors, resources and special investigations, the formation of the Fiscal Council, training and professional development of the members. Only Vale's independent auditors are aware of the self-assessment carried out by the members of the Fiscal Council.

The members of the Executive Board, including the Chief Executive Officer, are evaluated annually in a formal process conducted by the Board of Directors, according to their performance, based on objective and qualitative goals derived from the strategic planning and the annual budget approved by the Board of Directors. Therefore, the Board of Directors annually approves, with the support of the People and Corporate Governance Committee, the Board of Directors' targets that are based on Vale's performance and business, by measuring economic, financial, health & safety and sustainability. Targets are monitored by the People Department and submitted quarterly to the Board of Directors of Vale.

As a way of using the results of the evaluations, a comparison of the Company's practices against market references is carried out, an individualized feedback is conducted by the Chairman of the Board of Directors and an action plan for improvement is defined for each instance (Board, Committee, Board Member), to be monitored by the People and Governance Committee.

12.2 - Rules, policies, practices, relating to general meetings

a.	Call deadlines

Usually, Vale calls the General Shareholders' Meetings, by publishing the call notice, at least thirty days in advance, on the first call, and eight days in advance, on the second call, subject to the terms of the applicable legislation.

In addition, pursuant to article 8, paragraph 2, of Vale's Bylaws, the holder of the special class (Golden Shares) preferred shares will be formally called by Vale, through personal correspondence addressed to their legal representative, at least fifteen days beforehand to assess any matter subject to the right of veto provided for in article 7 of the Bylaws and described in item 18 of this Reference Form.

b.	Authority

The Shareholders 'General Meeting of Vale has the powers defined in the Brazilian Corporate Law and in the B3 S.A. - Brasil Novo Mercado Regulation, Brazil, Bolsa, Balcão, under the exclusive authority of the General Shareholders' Meeting:

I - amend the Bylaws;

II - elect or dismiss, at any time, the members of the Company's Board of Directors and Fiscal Council, observing that the Board of Directors may elect and dismiss the Company's officers and assign them their attributions;

III - receive the annual management accounts and to resolve on the financial statements presented by them;

IV - establish the annual and global compensation to the Company's members of the Fiscal Council and management.

V - authorize the issue of debentures, observing that the Company's Board of Directors may authorize the issue of debentures in certain cases permitted by Brazilian Corporate Law and the Company's Bylaws;

VI - suspend shareholder rights;

VII - resolve on the valuation of assets with which the shareholder contributes to form the share capital;

VIII - authorize the issue of profit-sharing bonds;

IX - resolve on conversions, consolidations, mergers and spin-offs of the company, its dissolution and liquidation, elect and remove liquidators and deliberate on their accounts; and

X - Authorize administrators to declare bankruptcy and file for bankruptcy.

c.	Addresses (physical or electronic) at which the documents related to the General Meeting will be available to shareholders for analysis

At Vale's headquarters, in Praia de Botafogo, 186, 18º andar, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, and at Vale's electronic addresses (www.vale.com) at the addresses of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), at addresses of B3 SA - Brasil, Bolsa, Balcão. (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov).

d.	Identification and management of conflicts of interest

In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature.

The Board of Directors approved, on December 19, 2013, the Related Party Transaction Policy, as amended on October 21, 2015, which establishes the guidelines and principles to ensure that the transfer, at no cost or not, of resources, services or obligations involving people and/or companies with whom Vale may sign contracts under conditions which are not at arm’s length such as the transactions with third parties ("Related Parties" and "Related Party Transactions", respectively), are conducted in accordance within market parameters, valuing the best practices of corporate governance, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets. This Policy applies to Vale, its subsidiaries, joint ventures and entities, in which Vale has a significant influence, to Vale's shareholders, to Vale's management, including members of the Board of Directors and controlling shareholders of Vale, as well as persons who have a relationship of kinship with the Company's management and controlling shareholders. For more information on the Related Party Transaction Policy, see item 16.1 of this Reference Form.

Under the terms of the Articles of Incorporation and the Related-Party Transactions Policy, the Audit Committee shall assess, monitor and recommend to management the correction or improvement of the company's internal policies, including the Related-Party Transactions Policy.

Additionally, the shareholders or representatives of Vale's shareholders in the General Meetings must observe the following procedures in cases of conflict of interests:

I.	the shareholder or representative of the shareholder must immediately express their conflicting private interest. If this is not done, another person may express the conflict;

II.	as soon as the conflict of interest has been identified in relation to a specific topic, the Vale shareholder or representative the shareholder involved will have access only to the documents or information on the matter disclosed to the market, under the terms of the legislation in force, and shall leave, including physically, from the discussions at the Annual Shareholders’ Meeting, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes.

If requested by the Chairman of the Board, the shareholders or representatives of the shareholders involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the transaction with related party object of deliberation. In this case, they should be absent from the final part of the discussion.

e.	Request of powers of attorney by the management to exercise the right to vote

Management does not have specific rules , policy or practice for requesting a public proxy to exercise voting rights at a Shareholders' General Meeting.

f.	Formalities required for the acceptance of powers of attorney granted by shareholders, indicating whether the issuer requires or waives certification of the signature, notarization, consularization and sworn translation and if the issuer allows proxies granted by shareholders through electronic meansconsularisation

Shareholders who wish to attend General Meetings must present a valid identity document with photo (original or certified copy) and proof of ownership of shares issued by Vale, issued by the financial institution or custodian up to 4 business days before the date of the Meeting.

Any shareholder may appoint an attorney-in-fact, or more than one, as the case may be, to appear at meetings and vote on his behalf. In the event of representation, the shareholder must comply with the terms of Art. 126 of Company Law (2), provided that the proxy must have been appointed less than one year prior, and qualify as a shareholder, administrator, lawyer registered with the Brazilian Bar Association or, still, be a financial institution, and the investment fund manager shall represent the condominium owners. In the case of power of attorney in a foreign language, this must be accompanied by corporate documents, when related to legal entity, and the power of attorney, duly translated into

Portuguese by sworn translator, without need for notarization and consularization thereof. Note that documents in English and Spanish are also exempt from translation.

As provided in Circular Letter CVM/SEP/No.03/2019, shareholders legal entities may be represented at shareholders' meetings through their legal representatives or through duly constituted representatives, in accordance with the Articles of Incorporation of the company and with the rules of the Brazilian Civil Code, and in this specific case there is no need for the representative of the corporate shareholder to be a shareholder, a director of the company or a lawyer. Likewise, shareholders who are investment funds, as determined by the CVM Board under the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at shareholders' meetings through legal representatives or through of representatives duly constituted by their manager or administrator, in accordance with their regulations.

In any case, it should be noted that shareholders who are legal entities and shareholders who are investment funds that are represented in the Shareholders' Meetings by proxy should, in addition to the power of attorney and the (i) proof of ownership of shares issued by Vale issued by the custodian financial institution or custodian agent up to 4 business days prior to the date of the Meeting and (ii) documents substantiating said representation, including the power of attorney and copy of the regulations of the fund in force, or minutes of the election of its management, and, in the case of investment fund, a copy (ii.a) of the Bylaws in effect, (ii.b) of the bylaws or articles of incorporation of its administrator or manager, as the case may be, and (ii.c) of the minutes of the election of the respective administrators.

In the case of a power of attorney in a foreign language, this must be accompanied by corporate documents, when referring to legal entity, and the power of attorney, all duly translated into Portuguese by sworn translator, without the need for notarizing and consularizing it. Note that documents in English and Spanish are also exempt from translation.

In order to speed up the process of holding the Meetings, shareholders who are represented by a proxy may, at their sole and exclusive discretion, send the proxy documents within 72 hours prior to those Meetings, sent to the addresses stated in a timely manner. The Company points out that, despite the aforementioned deadline, a shareholder who appears prior to the beginning of the Meetings, with all the required documents in hand, may participate and vote, even though they have previously failed to send them to the Company.

The sufficiency of the representation documents will be verified before each Assembly is held, which is why shareholders are requested to arrive beforehand at the Assemblies so that the necessary documents can be verified in a timely manner to allow their participation.

For the Company's Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2020, exclusively digitally, as provided by CVM Instruction No. 622, of April 17, 2020 (“ICVM 622”) and due to the new coronavirus pandemic, powers of attorney granted by shareholders through electronic means with digital certification, or digital copy of powers of attorney granted were accepted.

g.	Formalities needed to accept a absentee voting form when sent directly to the company, stating whether the issuer requires or waives certification, notarization and consularization

Since 2017, the Company has adopted the possibility of each shareholder voting at general meetings by means of the instrument called an absentee voting form, in accordance with the regulations in force (“Absentee Voting Form").

Accordingly, pursuant to articles 21-a and following of CVM Instruction 481/09 ("ICVM 481"), the Company's shareholders may, in the cases contemplated in ICVM 481, as well as in the other Meetings in which the Company may at its discretion opt for the adoption of the Voting Form (as provided for in the Participation Manual for the respective Meeting, its voting instructions regarding the matters on the agenda by completing and sending the Absentee Voting Form duly made available by the Company at the meeting).

The Absentee Voting Form shall be made available by the Company to the shareholder at least one month before the date set for the meeting, and may be resubmitted only in the cases provided for in ICVM 481.

The Absentee Voting Form must be accessed to print and complete beforehand, through the links previously stated in the Manual for the respective Meeting, and voting instructions must be sent by the shareholder:

(a) directly to the Company, or

(b) the custodian agent of the shareholder (if the shares are deposited in a central depositary) or

(c) to the financial institution contracted by the Company to carry out securities bookkeeping services.

The Absentee Voting Form must be received by the Company within 7 days before the date of the Meeting, as provided for in the CVM regulations or in a more beneficial period for the shareholder, should the Company so decide. Any vote bulletins received after the date will be disregarded.

Once the absentee voting deadline has expired, the shareholder may not change the voting instructions already sent, except in the respective Meeting, in person or through a regularly constituted proxy, by means of a specific request to disregard voting instructions sent via the Absentee Voting Form, before the respective subjects are put to a vote.

With regard to the formalities required to accept Absentee Voting Forms, when sent directly to the Company, the following will be required:

(i)	original copy of the Absentee Voting Form duly filled-out, initialed (on all pages) and signed, observing that the Company will not require certification of the signature of the forms issued in Brazil nor the notarization of those issued outside Brazil;

(ii)	copies of the following documents:

Individuals

•                     valid identity document with photo of the shareholder. The following documents may be submitted: (i) General Registration Identity Card (RG); (ii) Foreign Resident Identity Card (RNE); (iii) Passport; (iv) Professional Registration Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH).

Legal entities

•                     documents proving representation, including the articles of incorporation and the minutes of the election of directors, and, in the case of an investment fund, a copy of (i) the fund regulations in force, (ii) the bylaws or articles of incorporation of its director or manager, as the case may be, and (iii) the minutes of the election of the respective administrators. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, without requirement of notarization and consularization. Noted that English and Spanish documents are also exempt from translation.

•                     valid identity document with photo of the legal representative. The following documents may be submitted: (i) General Registration Identity Card (RG) or Foreign Registration Card (RNE); (ii) Passport; (iii) Professional Registration Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (iv) National Driver's License (CNH).

The documents shall be sent to the following address:

Att: Vale - Investor Relations Department

Praia de Botafogo, 186, 18ºh andar

Botafogo

Rio de Janeiro - RJ.

CEP: 22250-145

The shareholder may also, if preferred, anticipate sending the documents to the Company, sending the scanned copies of the Absentee Voting Form and the above mentioned documents to the e-mail vale.ri@vale.com.

Within three days of receipt of those documents, the Company will inform the shareholder, through the e-mail that was stated in the Absentee Voting Form, regarding its receipt and acceptance.

If the Absentee Voting Form is not properly filled out or accompanied by the supporting documents described above, it will be disregarded and that fact will be informed to the shareholder by means of an email sent to the address stated on the Absentee Voting Form, which will state the need to re-send the Absentee Voting Form or the accompanying documents (as long as there is sufficient time), describing the procedures and deadlines needed to correctly register the Absentee vote.

During the voting period, a shareholder may send new voting instructions to the Company, if deemed necessary, so that the last voting instruction submitted will be considered on the Company's voting map.

In case of differences between the Absentee Voting Form received directly by the Company and the voting instructions contained in the voting chart from the registrar for a same CPF or CNPJ number, the registrar’s voting instruction shall prevail, in accordance with the provisions of the article 21-W, §2, of ICVM 481.

Vale points out that:

● It shall not consider, for the purpose of counting of the votes, the Forms sent by shareholders that are not eligible to vote in the Meeting or in the respective deliberation;

● for purposes of calculating votes, consideration will only be given to the shares owned by each shareholder on the date of the respective Meeting, regardless of the date of submission of the Form, and if the shareholder sells shares between the date of sending of the Form and the date of the Meeting, the votes related to the shares sold will be disregarded; and

● the voting instruction from a CPF or CNPJ will be attributed to all shares held by that CPF or CNPJ, according to the shareholder positions provided by the registrar, on the date of the Meeting.

Exceptionally for the Annual and Extraordinary Shareholders' Meeting held on April 30, 2020, due to the pandemic of the new coronavirus, and considering the edition of ICVM 622, the Company adopted some flexibility measures for the use of BVD by shareholders:

(i)	exemption from forwarding the original Absentee Voting Forms (hard copies) and relevant documents, provided that said Absentee Voting Forms contain digital authentication of the shareholder or legal representative, as the case may be;

(ii)	granting a more beneficial term for sending the Absentee Voting Forms directly to the Company, pursuant to paragraph 2 of art. 21-B of ICVM 481, that is, until April 28, 2020, regardless of the term initially informed in the Call Notice, Participation Manual, Management Proposal, and in the Absentee Voting Forms themselves;

(iii)	for investment fund shareholders, admission of the presentation of a single Absentee Voting Form by manager, provided that the voting is identical for the funds represented, with the remaining documentation requirements maintained.

h.	If the company provides an electronic system for receiving absentee voting forms or absentee participation

Exceptionally for the Ordinary and Extraordinary General Meetings held on April 30, 2020, considering the crisis due to the decree of a pandemic of the new coronavirus (COVID-19), Vale considered that remote voting, pursuant to ICVM 481, as amended by ICVM 622, would be the safest and most accessible way for shareholders to exercise their right to vote in the resolutions contained in the AGO/E Agenda. This mode of voting is effected through the Distance Voting Bulletin to be forwarded to Vale's bookkeeping company, custody agents or directly to Vale, as described above.

In order to encourage the use of this form of voting, shareholders who chose to send the Absentee Voting Form directly to the Company were able to do so by sending digitalized copies of the Form and relevant documents by e-mail, to the electronic address vale.ri@vale.com. Accordingly, it was not necessary to forward the original (physical) form of the Distance Voting Bulletin and the pertinent documents provided that the said Distance Voting Bulletin contained digital authentication (certification) of the shareholder or the legal representative, as the case may be.

For investment fund shareholders, the submission of a single Distance Voting Bulletin per manager was permitted, provided that the voting was identical for the funds represented, maintaining the other documentation requirements.

In addition to the option to use the Distance Voting Bulletin, the Company made available the digital platform Webex for shareholders to participate and/or vote remotely in the AGM/E. Shareholders were able to request a link to access the AGM/E upon request using the form available at www.vale.com/agoe2020, and accompanied by the documents required for participation, as detailed in the Call Notice, Participation Manual, Management Proposal, in the Notices to Shareholders and Material Fact disclosed on the subject. Access via Webex was restricted to shareholders or their representatives or attorneys, as the case may be, as accredited under the terms described. Only the shareholders who submitted the request and the necessary participation documents within the required period were considered eligible for participation in the AGO/E.

The Webex platform meets the requirements provided for in Art. 21-C, Paragraph 1 of ICVM 481, namely, (i) the possibility of manifestation and simultaneous access to documents presented during the AGO/E that have not been previously made available; (ii) the full recording, by the Company, of the AGO/E; and (iii) the possibility of communication between the shareholders present through the Chat option on the platform.

i.	Instructions for the shareholder or group of shareholders to include proposals for deliberations, slates or candidates for members of the board of directors and of the fiscal council in the distance ballot paper

Pursuant to Article 21-I, of CVM Instruction 481/2009, the shareholder holding at least 0.5% of a certain type of shares issued by the Company may, subject to other established terms and conditions by the applicable regulations, request the inclusion of candidates for the board of directors and the fiscal council of the Company in the Form. In addition, in accordance with item II of said article, a shareholder holding at least 1.0% of a certain type of shares issued by the Company may, subject to the other time periods and conditions established by the current regulations, request the inclusion of proposals for deliberation in the Ballot provided on occasion of the Company's annual shareholders' meeting .

If a shareholder who complies with the requirements set forth in the previous paragraph wishes to include proposals for deliberations, slates or candidates for members of the board of directors or the fiscal council in the Voting Ballot, he shall submit such proposals by means of correspondence sent to the address item 12.2. g. above, together with the documents pertinent to the proposal, or by e-mail to the address vale.ri@vale.com.br, within the timeframe and other conditions established by current regulations.

j.	If the company provides forums and pages on the internet to receive and share comments from shareholders on the rules of the meetings

Vale does not maintain forums and pages on the internet to receive and share comments from shareholders on meeting guidelines. Notwithstanding the foregoing, Vale has made available, based on the management proposal related to the Annual and Special General Meetings of April 17, 2015, an electronic address (vale.ri@vale.com) through which it is possible to its shareholders to resolve doubts and obtain additional clarifications on matters included in the agenda.

Exceptionally at the Annual and Extraordinary Shareholders' Meetings held on April 30, 2020, an opportunity in which the digital platform Webex was used so that shareholders could participate and/or vote remotely in the AGO/E, there was the possibility, through such platform, of communication between the shareholders participating in the digital meetings, with the availability of the Chat option.

k.	Other information required to participate as an absentee voter and to exercise the right to vote in their absence

The following information and procedures are to be followed for the purposes of exercising the right to vote in your absence through service providers:

A)            Exercise of voting right by sending completed instructions sent to the Company's bookkeeping agent

This option is exclusively for shareholders holding shares held by Banco Bradesco S.A. ("Bradesco") and not deposited in a central depository.

The holder of shares that are not deposited in a central depositary - i.e., with B3 SA - Brasil, Bolsa, Balcão ("B3") - and that elects to exercise their right to vote in their absence through a service provider for the bookkeeping of shares issued by the Company, Bradesco, must go to any one of the Bradesco branches within 7 days prior to the date of the Meeting, during the local banking hours, with the completed, initialed and signed Ballot, as well as the documents listed in the table below, so that the information contained in the Ballot is transferred to Bradesco's systems.

Documents to be submitted to Bradesco Branches, together with the Ballot	Individual .	Legal Entity	Investment Funds
CPF and Identity document with photo of the shareholder or his/her legal representative *	X	X	X
Restated and updated Articles of Association or Articles of Incorporation **	-	X	X
Document proving the powers of representation **	-	X	X
Restated and updated fund regulations	-	-	X

*	Accepted identity document: RG, RNE, CNH, Passport and officially recognized professional registration card.
**	For investment funds, documents of the manager and/or administrator, observing the voting policy.

Pursuant to Article 21-B of ICVM 481, the shareholder must transmit instructions for filling out the Bulletin to the bookkeeping agent no later than seven (7) days before the date of the Meeting.

B)            Exercise of voting right by sending completed instructions sent to the custodian agents

This option is exclusively for shareholders holding shares held by the central depositary - i.e., with B3. In this case, absentee voting shall be exercised by the shareholders in accordance with the procedures adopted by their respective custodian agents.

The shareholder who holds shares deposited with the B3 Depository Center and who elects to exercise his right to vote in their absence through service providers must send their voting instructions to his respective custodian agents, observing the rules determined by them, which, in turn, shall send these voting instructions to the B3 Central Depositary.

In order to do so, shareholders should contact their respective custodian agents and verify that the procedures established by them for sending voting instructions through the Ballot, as well as the documents and information required by them to exercise such an option.

Pursuant to article 21-B of CVM Instruction 481/2009, a shareholder must send the instructions for completing the Ballot to his custodian agents within 7 days before the date of the respective Meeting, unless a shorter period is established by its custodian agents.

Note that, as determined under art. 21-S of ICVM 481/2009, the B3 Central Depositary, upon receiving the shareholder voting instructions through their respective custodians, will disregard any instructions that differ from the same resolution that have been sent by the same CPF or CNPJ number.

C)            Voting by holders of American Depositary Shares (ADSs)

Subject to the terms of each Meeting Manual, holders of ADSs may participate in the Meeting, in which they shall be represented by Citibank N.A. ("Citibank"), as depositary financial institution, observing the terms and procedures established in the "Deposit Agreement "entered into with Vale. Citibank will send voting cards (proxies) to the holders of the ADSs, so that they can exercise their voting rights, and will be represented at the Meeting through their representative in Brazil, Banco Bradesco S.A. ..

Except for the above, there is no other information needed to participate as an absent voter and exercise the right to vote in absence.

12.3. Rules, policies and practices relating to the Board of Directors

a.        Number of meetings held in the last reporting period, by number of annual and special meetings

The Board of Directors meets, ordinarily, ten times a year and, extraordinarily, whenever called by the Chairman or, in their absence, by the Vice-Chairman of this body or by any two (2) Directors together

The meetings of the Board of Directors are held at the Company's headquarters, and may exceptionally be held in a different venue, provided by teleconference, videoconference or other means of communication that can ensure the effective participation and authenticity of the vote.

In the reporting period ended December 31, 2019, the Company held 10 regular meetings and 36 extraordinary meetings of the Board of Directors.

b.        If any exist, what are the provisions of the shareholders' agreement that establish restriction or binding on the exercise of voting rights of members of the Board of Directors

A shareholders' agreement signed on August 14, 2017 by Litel Participações S.A. (“Litel”), Bradespar S.A. (“Bradespar”), Mitsui & Co., Ltd. (“Mitsui”) and BNDES Participações S.A. (“BNDESPAR”) is filed at the Company's headquarters and adhered, on September 9, 2019, by means of an Adhesion Term, by Litela Participações S.A. (“Litela” and, together with the others, “Signatory Parties”) which is binding 20% of the total common shares issued by the Company, excluding common shares in treasury, under the terms described in the referred instrument (“Bound Shares”), and will remain in effect until November 9, 2020, with a commitment not to renew, as disclosed in the Material Fact of June 5, 2017 (“Shareholders' Agreement”).

The Shareholders’ Agreement determines that the Bound Shares are subject to all the provisions set forth in the Shareholders’ Agreement. Note, however, that the Signatory Parties shall, if they have an interest in Vale not linked to the Vale Shareholder Agreement, express the voting right inherent to such shareholding in relation to the specific issue, in the same way as to be decided within the scope of the Shareholder Agreement.

Provided they are convened at the request of any of the Signatory Parties and pursuant to the Shareholder Agreement, they may meet in advance of the Shareholder Meeting or the Board of Directors’ meeting, as the case may be ("Prior Meeting"), to define the votes to be delivered by their representatives at the General Meetings and by the Directors appointed by them on the matters listed below, provided that such matters described below may only be approved in a Prior Meeting with a favorable vote of at least 75% of the total Linked Shares of the parties present at the Prior Meeting:

I -	Amendments to Vale's Bylaws, except in case of legal requirement;

II -	Increase or decrease in Vale's share capital;

III -	The issue of debentures by Vale, whether or not they are convertible into shares, subscription rights, options to buy shares or any other security;

IV -	Consolidations, mergers, stock mergers and spin-offs where Vale is a party, and its conversion;

V -	Requests by Vale to carry out liquidations, dissolutions, judicial or extra-judicial reorganizations, bankruptcy proceedings or their respective suspension;

VI -	Removal of members of the Board of Directors, including its chairman;

VII -	Election and removal of Officers;

VIII -	Overall and individual compensation, fixed and variable, of Directors and members of the Board of Directors' advisory committees;

IX -	The establishment of companies by Vale or the conversion of existing companies into other types of company, the direct or indirect acquisition or disposal of interests in other companies, consortia, foundations and other entities, including through exercising the right for removal, exercising or waiving preemptive rights in subscriptions, and the direct or indirect acquisition of equity interests, or any other method permitted by law, including, but not limited to, consolidations, spin-offs, mergers and stock mergers into companies in which Vale has an interest, as well as amendments to the articles of incorporation/articles of organization and/or contracts of the entities previously mentioned, whenever their value is equal to or greater than 1% of Vale's equity, calculated based on Vale's latest Quarterly Information (ITR);

X -	Distribution of dividends and/or interest on equity by Vale or its non-distribution;

XI -	Constitution by Vale of security interest or provision of guarantees, including sureties, to guarantee obligations of third parties, including Vale's affiliates and subsidiaries, except those in which Vale holds at least 99% of the share capital;

XII -	Establishment of maximum limit for Vale’s indebtedness;

XIII -	Approval of Vale’s strategic guidelines and strategic plan;

XIV -	Approval of Vale’s annual and multi-year budgets and fundraising plan;

XV -	Approval of Vale's investments and/or divestments, as well as its investment agreements, worth equal to or greater than 1% of the equity, calculated based on Vale's latest Quarterly Information (ITR);

XVI -	Approval of Vale’s Policy on Transactions with Related Parties;

XVII -	Sale by Vale of permanent assets in (a) separately, to 0.15% of total assets, or (b) cumulatively over a 12-month period, to 0.5% of total assets, using "a" and "b” as a reference for the total assets calculated based on Vale's latest ITR;

XVIII -	The cancellation of the publicly-held company registration and reduction of the listing level of Vale in B3;

XIX -	Election and removal of Vale’s Board of Executive Officers and the Chief Executive Officer of Vale’s subsidiaries, affiliates or other companies at which Vale has the right to appoint the Chief Executive Officer.

Pursuant to the Shareholder Agreement, the Signatory Parties also undertake to: (i) vote and have their representatives on the Board of Directors vote (if applicable) in the sense that Vale distributes to its shareholders 50% of the net profit for the year in question; and (ii) to vote in the previous meetings in which the election of members of the Board of Directors and of the Board of Executive Officers of Vale is subject to a resolution in accordance with the provisions of Clause 6 of the Shareholder Agreement.

Note that the Shareholder Agreement does not bind the voting rights of the members of the Fiscal Council and/or the Board of Executive Officers of Vale.

For more information, see item 15.5 of this Reference Form.

c.       Rules for identifying and handling conflicts of interest

In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. It also provides that transactions with related parties must be carried out under commutative conditions, observing market conditions, as well as that Directors with interests potentially conflicting with those of the company must be excluded from the decision-making process.

The Board of Directors approved, on December 19, 2013, the development of the Related Party Transaction Policy, revised on October 21, 2015, which establishes guidelines and principles to ensure that the transfer, free or with payment, of resources, services or obligations involving people and/or companies with whom Vale may sign contracts under conditions which are not at arm’s length such as the transactions with third parties ("Related Parties" and "Related Party Transactions", respectively), are conducted in accordance within market parameters, valuing the best practices of corporate governance, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets. This Policy applies to Vale, its subsidiaries, joint ventures and entities, in which Vale has a significant influence, to Vale's shareholders, to the managers and controlling shareholders of Vale, as well as to persons having a kinship relationship with the Company's administrators and controlling shareholders. For more information on the Related Party Transaction Policy, see item 16.1 of this Reference Form.

Under the terms of the Articles of Incorporation, the Audit Committee shall assess, monitor and recommend to management the correction or improvement of the company's internal policies, including the Related-Party Transactions Policy.

The mechanism described below was formalized within the scope of the Policy to identify and resolve conflicts of interest in the Meetings of the Board of Directors and of the Board of Executive Officers, applying the rules contained in Brazilian legislation to the hypotheses:

I.	the member of the Board of Directors or Board of Executive Officers of Vale who has a conflict of interest must immediately express their conflicting private interest. If this is not done, another person may express the conflict;

II.	as soon as the conflict of interests is identified in relation to a specific topic, the member of the Board of Directors or Board of Executive Officers of Vale involved shall not receive any document or information on the matter and shall leave, even physically, from the discussions, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes;

III.	in the event that Related Party Transactions involving a shareholder who is a signatory to the Shareholder Agreement and, therefore, a member of the controlling block of Vale, a member of the Board of Directors hereby stated shall not receive any documents or information on the subject matter and shall leave, even physically, from the discussions, requesting their leave to be recorded in the respective minutes. That Board member shall return to the resolution to cast their vote, observing the provisions of the Shareholder Agreement, and the applicable legal provisions;

IV.	if asked by the Chairman of the Board of Directors or by the Chief Executive Officer, as the case may be, members of the Board of Directors or the Board of Executive Officers involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the Related Party Transaction, object of resolution. In this case, they should be absent from the final part of the discussion.

Any violation of the provisions of the Policy will be considered a violation of the Code of Conduct and will be subject to the procedures and penalties established therein. In addition, the offender will also be subject to punishments provided for by law, in addition to being liable for damages and losses caused to Vale and third parties.

In addition, the Code of Conduct provides that members of the Board of Directors, Advisory Committees and the Fiscal Council, Directors, employees and trainees, subsidiaries (subject to local laws) must always defend the interests of Vale in matters in which they are participating and to avoid situations in which a conflict of interest may arise with Vale's own interests and, when this is not possible, to abstain from representing Vale in the matter in question, immediately informing their immediate superior.

Violations of the provisions of the Code, the standards and disciplinary guidelines of Vale subject the offenders to disciplinary penalties, which include a warning (verbal or formal), suspension and dismissal. In the application of disciplinary penalties, the nature and seriousness of the infraction will be considered, always observing Vale's human resources standards and applicable legislation.

d.       If the issuer has a formally approved policy of nomination and filling of positions of the board of directors, informing, if such is the case: (i) the body responsible for approving the policy, the date of approval and, if the issuer discloses the policy, computer site where the document can be consulted; (ii) main characteristics of the policy, including rules regarding the process of nominating members of the board of directors, the composition of the board and the selection of its members

The Company does not currently have a formal nomination policy.. Notwithstanding this fact, note that, on December 22, 2017, the Company's shares were traded in the special listing segment of B3 SA - Brasil, Bolsa, Balcão Novo Mercado, which has a different standard of corporate governance. Considering that, on January 2, 2018, a new version of the Novo Mercado Regulations went into effect, the Company, as of that date, began to observe the obligations of the new Regulations where application was immediate, and there will be a period of transition to fulfill other obligations required by the New Regulations (especially regarding corporate governance) prior to the Annual Shareholders’ Meeting of 2021. Among the new governance improvement obligations required by the new Regulation, it is worth mentioning the development of a nomination policy. Although the Company does not yet have a formal nomination policy, as of March 2020, there was an increase in the competence of the People and Governance Committee, in order to include in its scope the performance as a Nominating Committee until 2021, when a Specific committee will be established for this purpose.

12.4 - Description of the clause committing to resolve conflicts through arbitration

Vale's By-Laws establish that the Company, its shareholders, directors and members of the Fiscal Council and of the Committees shall resolve, through arbitration, before the Market Arbitration Chamber, in the form of its regulation, any and all dispute or controversy that may arise between them, relating to or arising from their condition as issuer, shareholders, administrators and members of the Fiscal Council, especially arising from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in Law 6,404/76, the Company's Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as other rules applicable to the operations of the capital market in general, in addition to those contained in the Novo Mercado Regulations, the other regulations of B3 and the Novo Mercado Participation Agreement.

In addition, the members of the Board of Directors, Board of Executive Officers and the Fiscal Council taking of office is dependent on signing an investiture instrument, which shall include their compliance with the arbitration clause referred to in Article 53 of the Company's Bylaws, as described above, as well as compliance with applicable legal requirements.

12.5 / 6 - Members and professional experience of the management and fiscal council

Name	Date of Birth	Management Body	Election date	Term of office
Taxpayers’ registry or passport number	Profession	Elective position held	Investiture Date	Elected by the controller
Description of other position/function
Other positions and functions held in the issuer	Independent Member	Criterion used to determine independence	Number of Consecutive Terms	% of member's participation in meetings held after investiture
Luciano Siani Pires	02/10/1970	Belongs only to the Board of Executive Officers	05/30/2019	05/26/2021
013.907.897-56	Mechanical Engineer	Chief Financial and Investor Relations Officer	05/30/2019	No
He is the Chief Financial and Investor Relations Officer He is the coordinator of the Business Risks Executive Committee - Strategy, Financial and Cyber Risks (since August 2019)	N/A	N/A	5	N/A
Luiz Eduardo Fróes do Amaral Osorio	04/09/1974	Belongs only to the Board of Executive Officers	05/30/2019	05/26/2021
026.000.007-80	Lawyer	Executive Officer of Sustainability and Institutional Relations	05/30/2019	No
N/A	N/A	N/A	1	N/A
Alexandre Gomes Pereira	07/24/1969	Belongs only to the Board of Executive Officers	05/30/2019	05/26/2021
014.732.957.42	Mathematician	Executive Officer for Business Support	06/27/2019	No
N/A	N/A	N/A	1	N/A
Eduardo de Salles Bartolomeo	04/12/1964	Belongs only to the Board of Executive Officers	04/29/2019	05/26/2021
845.567.307-91	Engineer	10 -Chief Executive Officer	04/29/2019	No
N/A	N/A	N/A	1	N/A
Fernando Jorge Buso Gomes	06/06/1956	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
370.624.177-34	Bank clerk	21 - Vice-Chairman of the Board of Directors	04/30/2020	Yes
Coordinator of the Financial Committee (since December 2019) and Coordinator of the People and Governance Committee (since May 2019).	No	N/A	3	94%
José Maurício Pereira Coelho	08/04/1966	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting

853.535.907-91	Bank clerk	20 - Chairman of the Board of Directors	04/30/2020	Yes
Member of the People and Governance Committee (since May 2019)	No	N/A	1	100%
Oscar Augusto Camargo Filho	03/09/1938	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
030.754.948-87	Lawyer	22 - Board of Directors (Permanent Member)	04/30/2020	Yes
N/A	No	N/A	10	94%
José Luciano Duarte Penido	03/08/1948	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
091.760.806-25	Mining Engineer	22 - Board of Directors (Permanent Member)	04/30/2020	Yes
Coordinator of the Sustainability Committee (since May 2019) and member of Vale's Operational Excellence and Risk Committee (formerly Conformity and Risk Committee) (since May 2019).	No	N/A	1	100%
Lucio Azevedo	12/05/1958	Belongs only to the Board of Directors	04/30/2019	Until the 2021 Annual Shareholders’ Meeting
526.635.317-15	Railwayman	22 - Board of Directors (Permanent Member)	05/03/2019	No
Employed by Vale since 1985, as a train driver, assigned to the Railway Workers Union of the States of Maranhão, Pará and Tocantins.	No	N/A	2	75%
Iran da Cunha Santos	06/16/1963	Belongs only to the Board of Directors	04/30/2019	Until the 2021 Annual Shareholders’ Meeting
611.015.677-91	Electrician	23 - Board of Directors (Alternate)	05/24/2019	No
Employed by Vale since February/2017, as Port Operations Technician II, a position in which he is in Release for Union Activities in the Union of Workers in the Prospecting, Research and Mining Industries in the State of Rio de Janeiro - SINDIMINA/RJ.	No	N/A	0	6%

Eduardo de Oliveira Rodrigues Filho	08/20/1954	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
442.810.487-15	Civil Engineer	22 - Board of Directors (Permanent Member)	04/30/2020	Yes
Coordinator of the Compliance and Risk Committee (formerly Compliance and Risk Committee) (since May 2019).	No	N/A	6	100%
Ivan Luiz Modesto Schara	10/18/1966	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
888.693.267-72	Economist	23 - Board of Directors (Alternate)		Yes
N/A	No	N/A	1	0%
Marcel Juviniano Barros	09/05/1962	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
029.310.198-10	Bank clerk	22 - Board of Directors (Permanent Member)	04/30/2020	Yes
Member of the Sustainability Committee (since May 2019).	No	N/A	6	100%
Arthur Prado Silva	04/29/1972	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
991.897.047-20	Bank clerk	23 - Board of Directors (Alternate)	04/30/2020	Yes
Member of the People and Governance Committee (since May 2019)	No	N/A	3	0%
Marcia Fragoso Soares	04/23/1965	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
863.363.477-53	Civil Engineer	23 - Board of Directors (Alternate)	04/30/2020	Yes
N/A	No	N/A	1	0%
Sandra Maria Guerra de Azevedo	04/27/1955	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
947.562.798-72	Businesswoman	27 - Independent Administration Council (Permanent)	04/30/2020	Yes
Member of the People and Governance Committee (since May 2019)	Yes	Pursuant to the Independence Criterion stated in the Regulation of Novo Mercado	2	100%
Isabella Saboya de Albuquerque	08/25/1970	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting

017.919.007-55	Securities Consultant	27 - Independent Administration Council (Permanent)	04/30/2020	Yes
Coordinator of the Audit Committee (since March 2020).	Yes	Pursuant to the Independence Criterion stated in the Regulation of Novo Mercado.	2	44%
Toshiya Asahi	12/16/1966	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
055.107.797-21	Metallurgical Engineer	22 - Board of Directors (Permanent Member)		Yes
N/A	No	N/A	2	94%
Johan Albino Ribeiro	02/06/1957	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
001.307.978-63	Lawyer	23 - Board of Directors (Alternate)	04/30/2020	Yes
Member of Vale's Sustainability Committee (since May 2019).	No	N/A	1	0%
Hugo Serrado Stoffel	07/23/1954	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
304.429.237-91	Administrator	23 - Board of Directors (Alternate)	04/30/2020	Yes
Member of Vale’s Operational Excellence and Risk Committee (formerly Compliance and Risk Committee) (since May 2019) and of the Finance Committee (since October 2019).	No	N/A	1	0%
Adriano Cives Seabra	06/19/1972	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
016.480.547-81	Engineer	28 - Independent Board of Directors (Alternate)	04/30/2020	Yes
Member of Vale’s Finance Committee (since May 2019).	Yes	Pursuant to the Independence Criterion stated in the Regulation of Novo Mercado	1	50%
Marcelo Gasparino da Silva	02/13/1971	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting

807.383.469-34	Lawyer	27 - Independent Administration Council (Permanent)	04/30/2020	Yes
N/A	Yes	Pursuant to the Independence Criterion stated in the Regulation of Novo Mercado	0	0%
Marcos Prado Troyjo	07/04/1966	Fiscal Council	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
099.704.758-51	Sociologist	44 - F.C. (Permanent) Elected by the Preferred Shareholders	04/30/2020	No
N/A	N/A	N/A	1	55%
Marcelo Amaral Moraes	07/10/1967	Fiscal Council	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
929.390.077-72	Economist	43 - F.C. (Permanent) Elected by the Controlling Shareholder	04/30/2020	Yes
N/A	N/A	N/A	17	100%
Marcus Vinícius Dias Severini	10/02/1957	Fiscal Council	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
632.856.067-20	Accountant	43 - F.C. (Permanent) Elected by the Controlling Shareholder		Yes
N/A	N/A	N/A	3	100%
Raphael Manhães Martins	02/08/1983	Fiscal Council	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
096.952.607-56	Lawyer	45 F.C. (Permanent) Elected by Minority Common Shareholders	04/30/2020	No
N/A	N/A	N/A	5	100%
Nelson de Menezes Filho	10/08/1956	Fiscal Council	04/30/2020	Until the 2021 Annual Shareholders’ Meeting

756.878.878-49	Engineer	46 F.C. (Alternate) Elected by the Controlling Shareholder	04/30/2020	Yes
N/A	N/A	N/A	1	0%
Sueli Berselli Marinho	02/03/1953	Fiscal Council	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
659.039.948-49	Administration and Fiscal Certified Director	48 F.C. (Alternate) Elected by the Minority Common Shareholders	04/30/2020	No
N/A	N/A	N/A	0	0%
Marcello Magistrini Spinelli	11/23/1973	Belongs only to the Board of Executive Officers	05/24/2019	05/26/2021
197.378.918-30	Production Engineer	19 - Other Officers	05/30/2019	No
		Ferrous Materials Executive Officer
N/A	N/A	N/A	0	N/A
Carlos Henrique Senna Medeiros	08/01/1963	Belongs only to the Board of Executive Officers	06/04/2019	05/26/2021
048.556.228-69	Engineer	19 - Other Officers	07/03/2019	No
Coordinator of the Business Risks Executive Committee - Operational Risks (since August 2019) and of the Business Risks Executive Committee - Geotechnical Risks (since August 2019).	N/A	Safety and Operational Excellence Executive Officer	0	N/A
		N/A
Ken Yasuhara	01/02/1978	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
234.081.558-44	Business Administration graduate	23 - Board of Directors (Alternate)		Yes
N/A	No	N/A	1	0%
Roger Allan Downey	04/01/1967	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
623.291.626-34	Administrator	22 - Board of Directors (Permanent Member)	04/30/2020	Yes
Member of the Operational Excellence and Risk Committee (formerly Compliance and Risk Committee) (since January 2020).	No	N/A	1	0%
Murilo César Lemos dos Santos Passos	07/06/1947	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting

269.050.007-87	Chemical Engineer	22 - Board of Directors (Permanent Member)	04/30/2020	Yes
Member of Finance Committee (since January 2020).	No	N/A	1	0%
João Ernesto de Lima Mesquita	01/30/1972	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
003.586.467-23	Bank clerk	23 - Board of Directors (Alternate)	04/30/2020	Yes
N/A	No	N/A	0	0%
Nuno Maria Pestana de Almeida Alves	04/01/1958	Belongs only to the Board of Directors	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
-	Engineer	28 - Independent Board of Directors (Alternate)		Yes
N/A - C407824 (Passport)	Yes	Pursuant to the Independence Criterion stated in the Regulation of Novo Mercado	0	0%
Cristina Fontes Doherty	05/26/1965	Fiscal Council	04/30/2020	Until the 2021 Annual Shareholders’ Meeting
803.661.047-72	Economist	43 - F.C. (Permanent) Elected by the Controlling Shareholder	04/30/2020	Yes
N/A	N/A	N/A	0	0%

Professional Experience/Statement on Eventual Convictions Independence Criterion

Eduardo de Salles Bartolomeo

845.567.307-91

Reelected on April 29, 2019, as Chief Executive Officer, and previously elected as Acting Chief Executive Officer on March 02, 2019 (see item 12.12 of this Reference Form). For more information, see item 12.12 of this Reference Form. In addition, he Permanent Member of the Information Release Committee (from April 2019 to February 2020), was Executive Director of Base Metals (from January 2018 to March 2019), Member of the Finance Committee (from April 2017 to December 2017) and Coordinator of Vale's Governance, Operational Excellence and Risk Committee (formerly Compliance and Risk Committee) (from November 2017 to December 2017) and also served as a Member of Vale’s Board of Directors (from September 2016 to December 2017), Director of Logistics Operations (from January 2004 to June 2006), Executive Officer (from February 2007 to May 2012) and member of the Strategic Committee (from September 2016 to April 2017). His main professional experience in the last 5 years includes: (i) CEO of Nova Transportadora do Sudeste - NTS S.A. (from April to December 2017), a gas carrier company; (ii) Member of the Board of Directors of Login Logistic Intermodal (since April 2016), publicly-held corporation in the logistics sector; (iii) CEO of BHG - Brazilian Hospitality Group (from July 2013 to July 2015), a publicly-held corporation in the hospitality sector; and (iv) Member of the Board of Directors of Arteris S.A. (from April 2015 to April 2017), a publicly-held company in the road concession sector. He graduated in Metallurgical Engineering from the Universidade Federal Fluminense (January 1988), having an MBA from Katholieke Universiteit Leuven - Belgium (June 1993) and an MBA from the Massachusetts Institute of Technology - USA (June 2013). Mr. Eduardo de Salles Bartolomeo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Eduardo de Salles Bartolomeo has declared that he is not a politically exposed person, as set out in the applicable regulations.

Alexandre Gomes Pereira

014.732.957.42

Executive Officer of Vale's Business Support (since August 2017). He began his career as a Vale trainee in 1992, where he also held the positions of Information Technology Officer in the Base Metals sector and Officer of Information Technology Global Services. His main professional experience in the last 5 years includes serving as Global Executive Officer of Information Technology for Vale Canada Limited (from October 2011 to July 2017), a subsidiary of Vale in Canada. He graduated in Mathematics/Computer Science from Universidade do Estado do Rio de Janeiro - UERJ in December 1991, obtained a postgraduate degree in Business Administration at Fundação Dom Cabral, concluded in December 1992, and in Computer Network at the Federal University of Espírito Santo - UFES, completed in June 1996. He also holds an MBA from the University of São Paulo - USP, completed in December 2002. Mr. Alexandre Gomes Pereira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Alexandre Gomes Pereira has stated that he is not a politically exposed person, as defined in the applicable regulations.

Luciano Siani Pires

013.907.897-56

Executive Officer of Finance and Investor Relations and Coordinator of the Business Risks Committee - Strategy, Financial and Cyber Risks (since August 2019) He has held positions in the Company as (i) Alternate Member of the Board of Directors (from 2012 to 2020); (ii) Full Member of the Financial Committee (from 2012 to 2015); (iii) Global Officer of Strategic Planning (from 2008 to 2009 and in 2011); (iv) Global Officer of Human Resources (from 2009 to 2011), and (v) Executive Officer of Finance, Supplies, Shared Services and Investor Relations (from 2012 to 2013). He was also a permanent member of the Board of Directors of Valepar S.A. (from 2007 to 2008), a privately-held holding company that controlled Vale until 08/14/2017, when it was merged into Vale, and (vi) Present of the Risk Executive Committee (from 2017 to July 2019). His main professional experience in the last 5 years also includes: (i) President of the Board of Directors of VLI S.A. (since September 2017), a logistics company; (ii) Member of the Board of Directors of The Mosaic Company (since January 2018), a company located in the United States of America, in the fertilizer segment. He holds a degree in mechanical engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) in December 1991 and also holds an MBA in Finance from Stern School of Business, New York University, completed in May 2001. Mr. Luciano Siani Pires has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Luciano Siani Pires has stated that he is not a politically exposed person as set out in the applicable regulations.

Luiz Eduardo Fróes do Amaral Osorio

026.000.007-80

Vale’s Executive Officer of Sustainability and Institutional Relations (since July 2017). His main professional experience in the last 5 years includes: (i) Vice President of Legal and Institutional Relations of CPFL Energia S.A. (from May 2014 to July 2017), a publicly-held company in the power business; (ii) Member of the Board of Directors of CPFL Energias Renováveis S.A. (from October 2014 to January 2017), a publicly-held company in the renewable energy business; (iii) Vice-Chairman of the Board of Directors of Instituto CPFL (from July 2015 to July 2017), an entity to encourage culture; (iv) Executive Officer for International Markets (from June 2012 to March 2014), a company in the energy sector; (v) Member of the Management Board of IBRAM (Instituto Brasileiro de Mineração); (vi) Member of the Advisory Board of the Columbia Center on Sustainable Investment at Columbia University; (vii) Member of WBCSD Council (World Business Council for Sustainable Development); (viii) Management positions in national and multinational companies such as AmBev, Diageo and Shell; (ix) Member of the Decision-Making Council of the Brazilian Beverage Association - ABRABE, and of the Conar Ethics Committee and the Fiscal Council of the Health and Alcohol Information Center - CISA; (x) Director of the National Union of the Beer Industry - SINDICERV

and Brazilian Association of Soft Drinks and Non Alcoholic Beverages Industries - ABIR. He graduated in Law from Pontifícia Universidade Católica do Rio de Janeiro in December 1998 and got a Masters in Development Management from the American University of Washington, D.C. - School of International Service, completed in May 2003. He also has executive training in: Corporate Social Responsibility from Harvard Business School (USA); Identifying the Challenges and Building General Management Skills by Insead (France); From Strategy to Execution, Leading in the High Performance Organization by Wharton School (USA); and the Leadership in Corporate Counsel by the Harvard Law School (USA). Mr. Luiz Eduardo Fróes do Amaral Osorio has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Luiz Eduardo Fróes do Amaral Osorio stated that he is not a politically exposed person, as defined in the applicable regulations.

Fernando Jorge Buso Gomes

370.624.177-34

Vice Chairman of Vale's Board of Directors (since May 2019, and a member of this Board since April 2015), Coordinator of the Finance Committee (since December 2019, and a member of this Committee since April 2015) and Coordinator of Vale's People and Governance Committee (since May 2019), Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017), member of the Executive Development Committee (from April 2015 to October 2017), Coordinator of the Sustainability Committee (from November 2017 to April 2019) and member of the People Committee (from November 2017 to April 2019). His main professional experience over the last five years includes: (i) Vice Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), a privately-held Holding Company that exercised control of Vale up to 08/14/2017, when it was merged into Vale, where he also held the position of Officer (from April 2015 to August 2017) and Member of the Board of Directors (from April 2015 to August 2017); (ii) Chief Executive Officer (since April 2015), Investor Relations Officer of Bradespar S.A. (since April 2015) and Vice-Chairman of the Board of Directors (since April 2018) of Bradespar S.A., a publicly-held company, signatory of Vale’s Shareholders’ Agreement; (iii) Officer of Banco Bradesco BBI S.A. (from December 2006 to April 2015), an investment bank; (iv) Full Member of the Board of Directors of Sete Brasil S.A. (from April 2014 to April 2015), a company in the offshore business; (v) Member of the Board of Directors of Smartia Corretora de Seguros S.A. (from September 2012 to July 2015), an insurance broker; (vi) Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. (from September 2014 to July 2015), a holding company; (vii) Member of the Board of Directors of BCPAR S.A. (from May 2013 to April 2015), holding company of cement producers; (viii) Member of the Board of Directors of 2B Capital S.A. (from November 2014 to December 2018), a private equity management company, where he also held the positions of (ix)Chief Executive Officer (from March 2015 to June 2016) and (x) Officer (from June 2015 to December 2018); (xii) Member of the Board of Directors of LOG Commercial Properties S.A. (from June 2013 to May 2015), a publicly-held company in the construction industry; (xiii) Chief Executive Officer of Antares Holdings Ltda. (from April 2015 to April 2017), a holding Company; (xiv) Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); (xv) Officer of Millennium Security Holdings Corp., (since October 2015), a holding company; and (xvi) Member of the Fundo de Investimento em Participações Sondas (from May 2011 to April 2015). of the investment funds sector, except pension and real state. He graduated as a Bachelor of Economics from Bennett Integrated Colleges in June 1979. Mr. Fernando Jorge Buso Gomes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Fernando Jorge Buso Gomes stated that he is not a politically exposed person, as defined in the applicable regulations.

José Maurício Pereira Coelho

853.535.907-91

Full member of the Board of Directors (since May 2019) and a member of Vale's People and Governance Committee (since May 2019). His main professional experience over the last 5 years include: (i) Chief Executive Officer (from January 2017 to July 2018) and member of the Board of Directors (from 2017 to 2018) of BB Seguridade Participações S.A., a security company; (ii) Vice President of Financial Management and Investor Relations (from February 2015 to January 2017) and Finance Director (from January 2012 to February 2015) of Banco do Brasil S.A., a publicly traded company in the financial sector; (iii) Member of the Board of Directors of Cielo S.A. (from May 2012 to May 2017), a publicly traded company in the financial sector; (iv) Member of the Board of Directors and Chairman of the Board of Directors of BB Mapfre SH1 Participações S.A., an insurance company (from January 2017 to July 2018); (v) Member of the Board of Directors of CNSeg - National Confederation of Social Insurance Companies, a company in the commercial banking sector (from January 2017 to July 2018); (vi) Member of the Board of Directors of IRB - Instituto de Resseguros do Brasil, a publicly held company in the reinsurance business (from March 2017 to March 2019); (vii) President of the Employees' Pension Fund of Banco do Brasil - Previ (since July 2018), a company in the private pension sector, which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which in turn is a signatory of Vale’s Shareholders’ Agreement; (viii) Member of the Board of Directors (since 2015) and member of the Audit and Risks Committee (since 2019) of Ultrapar Participações S.A., a company in the distribution of fuels, chemicals, logistics for liquid bulk and pharmaceutical retail; (ix) Chairman of the Deliberative Board of Abrapp - Associação Brasileira das Entidades Fechadas de Previdência Complementar, a closed private pension fund company (since 2018). He graduated in Accounting from UNIGRANRIO in December 1990, completed an MBA in Finance and Capital Markets at FGV-RJ in March 1999, and completed a Specialization in Governance at FGV-RJ in March 2003. Mr. José Maurício Pereira Coelho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. José Mauricio Pereira Coelho has declared that he is a politically exposed person, due to having held a statutory position in Banco do Brasil S.A. from 2009 to 2017 and in BB Seguridade Participações S.A. from 2017 to 2018.

Oscar Augusto Camargo Filho

030.754.948-87

Full Member of the Board of Directors (since September 2003) of Vale, where he has also held the positions of Member of the Strategic Committee (from March 2006 to October 2017), Member of the Executive Development Committee (from November 2003 to October 2017) and Coordinator of the People and Governance Committee (from November 2017 to April 2019). His main professional experience over the last 5 years includes: (i) Managing Partner of CWH Consultoria em Gestão Empresarial (since October 2003), a consulting firm. He has previously held positions as (ii) HR Secretary to the Board and Commercial Director at Motores Perkins (from 1963 to 1973), a foreign company in the diesel and gas engines sector; (iii) Commercial Director of Minerações Brasileiras Reunidas S.A. - MBR and Icomi Ind. e Com. de Minérios (Caemi Group) (from 1973 to 1981), a privately held mining company; (iv) Chief Executive Officer at Caemi Internacional and Commercial and HR Vice President at the Caemi Group (from 1981 to 1988), a mining company; (v) Member of the Board at Quebec Cartier Mining in Montreal - Canada (from 1988 to 1992), a mining company based in Canada; (vi) Chief Executive Officer of Caemi Mineração e Siderurgia (Caemi Group holding company) (from 1988 to 1992 and from 1996 to 2002), a publicly traded company in the mining sector; and (vii) Member of the Board of MRS Logística S.A (from 1996 to 2002), a publicly held company in the railway transportation sector. He graduated in Law from the Faculty of Law School of the University of São Paulo in December 1963, and completed a post-graduate degree in International Marketing at the University of Cambridge in September 1971. Mr. Oscar Augusto Camargo Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Oscar Augusto Camargo Filho has stated that he is not a politically exposed person, as set out in the applicable regulations.

José Luciano Duarte Penido

091.760.806-25

Full Member of the Board of Directors (since May 2019) and Coordinator of Vale’s Sustainability Committee (since May 2019) and member of Vale’s Operational Excellence and Risk Committee (formerly Compliance and Risk Committee) (since May 2019). His main professional experience over the last 5 years includes: (i) Chairman of the Board of Directors of Fibria Celulose (from September 2009 to January 2019), a publicly held company in the planted forest and pulp and paper production sectors, controlled by BNDESPAR; (ii) Independent Member of the Board of Directors (from May 2017 to April 2019) of Banco Santander Brasil, a publicly-held financial institution; (iii) Independent member of the Board of Directors of Copersucar S.A. (since 2013), a private company in the logistics and commercialization of sugar and ethanol; (iv) Independent member of the Board of Directors of Química Amparo Ypê (from 2013 to December 2019), a private company in the production and marketing of household cleaning products; (v)

Independent member of the Board of Directors, the Human Talent Committee and the Audit and Risk Committee of Algar S.A. (since 2015), a publicly held company in the telecommunications, farming, hotel and entertainment sectors; (vi) Chief Executive Officer of Samarco Mineração S.A. (from 1992 to 2003), a company in which Vale owns 50% of the share capital. He graduated in Mining Engineering from the Universidade Federal de Minas Gerais (December 1970). Mr. José Luciano Duarte Penido has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. José Luciano Duarte Penido has declared that he is not a politically exposed person as defined in the applicable regulations.

Lucio Azevedo

526.635.317-15

Member of the Board of Directors of Vale (since April 2015) and Employee of Vale S.A. (since 1985), occupying the position of train driver, assigned to the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins. His main professional experience in the last 5 years is to be Chairman of the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins (since 2013), a class entity. Mr. Lucio Azevedo has incomplete High School education. Mr. Lucio Azevedo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Lucio Azevedo stated that he is not a politically exposed person, as set out in the applicable regulations.

Iran da Cunha Santos

611.015.677-91

Elected by the employees for the position of Alternate Member of the Board of Directors of Vale (since May 2019) and employee of Vale in the position of Port Operations Technician II (since February 2017), a position in which he is Released for Union Activity in the Union of Workers in Industries of Exploration, Research and Extraction of Ores in the State of Rio de Janeiro - SINDIMINA / RJ. He began his career as a Maintenance Operator I of Vale's subsidiary, Companhia Portuária Baía de Sepetiba (CPBS), in 2000, where he also held the positions of Port Operations Supervisor, Maintenance Technician, Process Control Technician II and Port Operations Technician II. His main professional experiences in the last 5 years include acting as President of SINDIMINA/RJ (since July/2012). He graduated as an Electronics Technician from the Campo Grande College in December 1986. Mr. Iran da Cunha Santos has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Iran da Cunha Santos has declared that he is not a person politically exposed, as defined in the applicable regulations.

Eduardo de Oliveira Rodrigues Filho

442.810.487-15

Full Member of the Board of Directors (since May 2019) and Coordinator of Vale’s Operational Excellence and Risk Committee (formerly Compliance and Risk Committee) (since May 2019), where he also served as a member of the Governance and Sustainability Committee (from April 2015 to October 2017), an Alternate Member of Board of Directors of Vale S.A. (from 2011 to April 2019), Member of the Finance Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (from November 2017 to April 2019). His main professional experience over the last 5 years includes: (i) Full Member of the Board of Directors of Valepar S.A. (from September 2014 to May 2017); private holding company which exercised control of Vale until 14/08/2017, when it was merged into Vale; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since March 2008), a consulting firm. He graduated in Civil Engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) in July 1978 and holds a postgraduate degree in Transporting Planning from the University of Westminster, completed in October 2000. Mr. Eduardo de Oliveira Rodrigues Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Eduardo de Oliveira Rodrigues Filho declared that he is not a politically exposed person, as set out in the applicable regulations.

Ivan Luiz Modesto Schara

888.693.267-72

Alternate Member of the Board of Directors of Vale (since May 2019), a position he previously held from 2003 to 2005, as well as being a member of Vale's Finance Committee from 2005 to 2009. His main professional experience in the last 5 years includes: (i) Executive Manager in the Pension Fund of the Employees of Banco do Brasil – PREVI (since 2009), a private pension entity that holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações S.A., which are signatories of Vale's Shareholder Agreement; (ii) Chairman of the Board of Directors of Sauipe S.A., in the tourism sector (from October 2009 to January 2018); (iii) Member of the Financial Committee of Paranapanema S.A., in the metallurgy business (from April 2018 to August 2019); (iv) Member of the Board of Directors of 521 Participações S.A., a company in liquidation of the shareholding business (since April 2018); (v) Member of the Audit Committee of Tupy S.A., a metallurgy company (since June 2019). He graduated in Economics from PUC/SP in December 1990. He completed an MBA in Business Administration at IBMEC/RJ in December 1998, an MBA in Corporate Finance and Corporate Law at Fundação Getúlio Vargas/RJ in December 2000 and an MBA in Corporate Governance at IBMEC/PDG/RJ in December 2001. He also completed a Masters’ Degree in Business Administration at IBMEC/RJ in August 2008. Mr. Ivan Luiz Modesto Schara has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Ivan Luiz Modesto Schara stated that he is not a politically exposed person, as set out in the applicable regulations.

Marcel Juviniano Barros

029.310.198-10

Full Member of the Board of Directors (since October 2012) and Member of Vale’s Sustainability Committee (since May 2019), where he also held the positions of Member of the Executive Development Committee (from February 2013 to October 2017) and Member of the People and Governance Committee of Vale (from November 2017 to April 2019). His main professional experience in the last 5 years includes: [(i) Director of Litel Participações S.A (since November 2012), signatory of Vale’s Shareholders’ Agreement; (ii) Director of PREVI - Banco do Brasil Employee Pension Fund (since 2012), a private pension entity, which holds an indirect interest in the Company through Litela Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement; (iii) Full member of Valepar's Board of Directors (from August 2012 to August 2017), a privately-held holding corporation that exercised control of Vale until 08/14/2017, when it was merged into Vale; (iv) Member of the Board of Principles for Responsible Investments UN PRI, a third sector entity in England (between January 2013 and December 2017). He graduated in History from FESB - Municipal Foundation of Higher Education of Bragança Paulista in December 1995. Mr. Marcel Juviniano Barros has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Marcel Juviniano Barros has stated that he is not a politically exposed person, as set out in the applicable regulations.

Marcia Fragoso Soares

863.363.477-53

Alternate Member of Vale's Board of Directors (since May 2019). Her main professional experiences in the last 5 years include: (i) Superintendent of Engineering of Entrevias - Grupo Patria S.A., in the highway concessions business (from May 2017 to December 2017); (ii) Consultant in Patria S.A. Group, in the investments business (from September 2016 to April 2017); (iii) Implementation Officer at Via 040 S.A. - Invepar Group, from the highway concessions business (from January 2014 to September 2015); and (iv) Director of Maintenance and Conservation of Arteris S.A., a company in the highway concession business (since July 2019). She graduated in Civil Engineering from Faculdades Reunidas Nuno Lisboa in July 1987. She completed a Specialization in Geotechnics at COPPE – UFRJ in December 1995, an MBA in Business Management at FGV in 2013, a Master's Degree in Transport Engineering at COPPE/UFRJ in 2004 and a Specialization in Board of Directors at FDC in November 2016. Ms. Marcia Fragoso Soares has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities

Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Marcia Fragoso Soares stated that she is not a politically exposed person, as set forth in the applicable regulations.

Sandra Maria Guerra de Azevedo

947.562.798-72

Full Independent Member of the Board of Directors (since October 2017) and a Member of Vale’s People and Governance Committee (since May 2019), where she also held the position of Member of the Governance, Compliance and Risk Committee (from November 2017 to April 2019). Her main professional experiences over the last 5 years include: (i) Chairman of the Board of Directors of the Brazilian Institute for Corporate Governance - IBGC, a non-profit institution (from March 2012 to March 2016); (ii) Member of the Board of Directors (from April 2015 to April 2018) of Vix Logística S.A., a publicly-held company in the logistics sector; (iii) Member of the Board of Directors of Companhia Paranaense de Energia - Copel S.A. (from October 2016 to April 2017), a publicly-held company in the power business; (iv) Member of the Board of Directors of the Global Reporting Initiative – GRI (from January 2017 to December 2019), an international entity in the sustainability sector; and (v) Founding Partner of Better Governance Consulting Services (since 2005), a consulting firm. She graduated in Social Communication - Journalism from Universidade Paulista in 1977 and holds a Masters Degree in Business Administration from University of São Paulo - USP, completed in 2009. Ms. Ms. Sandra Maria Guerra de Azevedo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Ms. Sandra Maria Guerra de Azevedo has stated that she is not a politically exposed person, as set out in the applicable regulations. Ms. Sandra Maria Guerra de Azevedo is an independent member of the Board of Directors of the Company in accordance with the Independence Criterion in the Novo Mercado Regulation.

Isabella Saboya de Albuquerque

017.919.007-55

Full Member of Vale’s Board of Directors (since October 2017), where she also holds the position of Coordinator of the Audit Committee (since March 2020). Her main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Wiz Soluções e Corretagem de Seguros S.A. (since March 2016), a publicly -held Corporation in the insurance industry; (ii) Member of the Fiscal Council of Bradespar S.A. (from April to July 2016), a publicly-held company that is a signatory to Vale Shareholders' Agreement; (iii) Full Member of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC (between March 2016 and March 2019), a non-profit institution; (iv) Member of the Fiscal Council of Mills S.A. (from April 2016 to April 2017), a publicly-held engineering company; (v) Member of the Board of Directors of Br Malls S.A. (from May 2016 to March 2017), a shopping malls holding corporation; and (vi) Partner of Jardim Botânico Investimentos Ltda. (from July 2009 to January 2015), an asset management company. She graduated in Economics from Pontifícia Universidade Católica do Rio de Janeiro - PUCRJ in 1993. Ms. Ms. Isabella Saboya de Albuquerque has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Isabella Saboya de Albuquerque has stated that she is not a politically exposed person as set out in the applicable regulations. Ms. Isabella Saboya de Albuquerque is an independent member of the Board of Directors of the Company in accordance with the Independence Criterion of Novo Mercado Listing Regulation.

Toshiya Asahi

055.107.797-21

Full Member of the Board of Directors of Vale (since October 2017). His main professional experiences in the last 5 years include: (i) Vice President of Mitsui & Co. (Brazil) S.A. (since July 2015), a trading and investment company controlled by Mitsui & Co., Ltd., a signatory to Vale Shareholders' Agreement; (ii) General Manager of New Metals and Aluminum of Mitsui & Co., Ltd. (from April 2014 to July 2015), a publicly-held corporation, which is a signatory to Vale’s Shareholders’ Agreement. He graduated in Metallurgical Engineering from Kyushu University in March 1990. Mr. Mr. Toshiya Asahi has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Mr. Toshiya Asahi stated that he is not a politically exposed person as defined in the applicable regulations.

Johan Albino Ribeiro

001.307.978-63

Alternate Member of the Board of Directors (since May 2019) and Member Vale’s Sustainability Committee (since May 2019). His main professional experiences in the last 5 years include: (i) Departmental Officer of Banco Bradesco S.A. (between March 2013 and March 2017), a financial institution of Bradespar S.A. (Bradespar and Banco Bradesco are under common control); (ii) Officer of Banco Bradesco Berj S.A. (between March 2017 and February 2019), a financial institution; (iii) Officer of Bradespar S.A. (since April 2017), a holding company signatory to Vale’s Shareholders’ Agreement. He graduated in Law and Social Sciences from the Universidade de São Paulo in December 1980 and completed an MBA in Business Administration at Fundação Getúlio Vargas - São Paulo in December 1994. Mr. Johan Albino Ribeiro has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, of any administrative proceeding of the Brazilian Securities Commission, or by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Johan Albino Ribeiro stated that he is not a politically exposed person, as set out in the applicable regulations.

Hugo Serrado Stoffel

304.429.237-91

Alternate Member of the Board of Directors (since May 2019) and member of Vale's Operational Excellence and Risk Committee (formerly Compliance and Risk Committee) (since May 2019), and member of Vale’s Financial Committee (since October 2019). He was an alternate member of the Board of Directors of Valepar S.A. (from October 2004 to March 2008), a privately-held holding company that controlled Vale until 08/14/2017, when it was merged into Vale. His main professional experience over the last 5 years includes: (i) Managing Partner of CWH Consultoria em Gestão Empresarial (since October 2013), a consulting firm. He graduated in Business Administration from the University of the State of Rio de Janeiro in December 1978, and completed a specialization in Advanced Management Program at INSEAD, in France, in July 1987.Mr. Hugo Serrado Stoffel has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Hugo Serrado Stoffel stated that he is not a politically exposed person, as set out in the applicable regulations.

Adriano Cives Seabra

016.480.547-81

Independent alternate member of the Board of Directors (since May 2019) and a member of Vale’s Financial Committee (since May 2019). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Sanepar S.A. (since April 2017), a publicly held company in the water and sanitation company; (ii) Member of the Board of Directors of Banrisul S.A. (since June 2018), a publicly held company in the finance sector; (iii) Member of the Board of Directors of Smiles Fidelidade S.A., a company in the fidelity programs sector (since April 2019); (iv) Member of the Board of Directors of CESP S.A. (from April 2017 and April 2019), a publicly held company in the power generation industry; (v) Member of the Fiscal Council of Copasa S.A. (from April 2017 and April 2018), a publicly held company in the water and sanitation sector where he also served as an Alternate Member of the Fiscal Council (from April 2017 to May 2019); (vi) Member of the Board of Directors of Eletropaulo S.A. (between April 2018 and November 2018), a publicly held company in the power distribution sector, where he also served as a Member of the Audit Committee (from April 2018 to December 2018); (vii) Partner, Manager and Head of Analysis at Fides Asset Management (from March 2015 to May 2016), an asset management company; (viii) Manager and Head of Analysis at Opus Gestão de Recursos (from August 2011 to January 2015), an asset management company; (ix) Member of the Board of Directors of Even Construtora S.A. (from April 2015 and October 2015), a publicly held company in the incorporation and construction sector. He took a degree in Electronic Engineering from Universidade Federal do Rio de Janeiro – UFRJ in 1994.Mr. Adriano Cives Seabra has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Adriano Cives Seabra stated that he is not a politically exposed person, as set out in the applicable regulations. Mr. Adriano Cives Seabra is an independent alternate member of the Board of Directors of the Company in accordance with the Independence Criterion of Novo Mercado’s Listing Regulation.

Marcelo Gasparino da Silva

807.383.469-34

Independent member of Vale's Board of Directors (since May 2020), where he also held the positions of independent alternate member of the Board of Directors (from May 2019 to April 2020) and an alternate member of the Board of Directors (from May 2016 to April 2017). His main professional experiences in the last 5 years include: (i) Fiscal Advisor of Petróleo Brasileiro S.A – Petrobras, a publicly held company in the petrochemical and energy sector (since April 2019); (ii) Member of the Board of Directors of Kepler Weber S.A., a publicly held company in the industry and trade of products and raw materials related to metallurgy, import and export, service provision, trade in products destined to the agroindustry (since April 2019), (iii) Member of the Board of Directors (since 2019) of Companhia Energética de Minas Gerais – CEMIG, a public company in the energy distribution industry; (iv) Chairman of the Board of Directors (since April 2018) of ETERNIT S.A., a publicly traded company specialized in various activities such as the exploitation of agricultural activities, purchase and sale of gold, industrialization of cement, concrete and gypsum products, among others; (v) Director of Companhia Catarinense de Águas e Saneamento - CASAN, a company in the sanitation sector (from May 2019 to February 2020); (vi) Member of the Board of Directors of Centrais Elétricas Brasileiras de Santa Catarina – CELESC, a holding company in the energy sector (from April 2018 to April 2019); (vii) Fiscal Advisor of Petróleo Brasileiro S.A – Petrobras, a publicly held company in the petrochemical and energy sector (from April 2017 to April 2018); (viii) Director of Battistella S.A., a publicly held company in the port logistics, heavy vehicles and forestry sectors (from April 2016 to April 2017); (ix) Director (from April 2016 to April 2017) of Eletrobras, a publicly held company in the power sector; (x) Independent member of the Board of Directors (between April 2016 and April 2018) of AES Eletropaulo, a publicly held company in the power sector; (xi) Director (from April 2015 to April 2016) of Usiminas, a publicly held company in the steel industry; (xii) Member of the Board of Directors (between April 2015 and April 2016) of Bradespar, a publicly held company in the investment sector. Mr. Marcelo Gasparino da Silva has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Marcelo Gasparino da Silva declared to be a person exposed politically due to the exercise of the positions of (i) Member of the Board of Directors of Eletrobras (from May 2016 to July 2016); (ii) Member of the Board of Directors of CEMIG (since May 2016); (iii) Member of the Board of Directors of CELESC (May 2018 to March 2019); and (iv) Member of the Fiscal Council of Petrobras (since May 2019). Mr. Marcelo Gasparino da Silva is an independent member of the Company’s Board of Directors in accordance with the Independence Criteria of Novo Mercado Listing Regulation. For more information, see item 12.12 of this Reference Form.

Marcos Prado Troyjo

099.704.758-51

Full Member of Vale's Fiscal Council (since May 2019). His main professional experiences in the last 5 years include: (i) Assistant Professor and researcher at Columbia University, USA (between January 2012 and December 2018); and (ii) Special Secretary for Foreign Trade and International Affairs of the Ministry of Economy (since January 2019). He took degrees in Political Science and Economics at Universidade de São Paulo in May 1993, took a Master’s degree in Sociology at the Universidade de São Paulo - US in August 2000 and doctorate degree in Sociology of International Relations at Universidade de São Paulo - USP in January 2006. Mr. Marcos Prado Troyjo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Marcos Prado Troyjo stated that he is a politically exposed person, as defined in the applicable regulations, due to his position as a Special Secretary for Foreign Trade and International Affairs of the Ministry of Economy.

Marcelo Amaral Moraes

929.390.077-72

Full Member of Vale’s Fiscal Council (since April 2004), where he also held the position of Alternate Member of the Board of Directors (from May to August 2003). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of CPFL Energia S.A., a publicly-held company in the power industry (since April 2017); (ii) Member of the Fiscal Council of Aceco TI S.A., a privately-held company of the construction industry (since March 2016); (iii) Member of the Board of Directors of Eternit S.A. (from April 2016 to April 2018), a publicly traded company specialized in various activities such as exploration of agricultural and cattle raising activities, gold buying and selling, industrialization of cement and concrete and gypsum products, among others; (iv) Executive Officer of Capital Dynamics Investimentos Ltda. (from January 2012 to April 2015), a Swiss asset management company;(v) Member of the Fiscal Council of Gol Linhas Aéreas Inteligentes S.A. (since May 2018), a privately held company of the air transportation industry; (vi) Member of the Fiscal Council of Linx S.A. (since May 2018), a privately held company of the technology industry, and (vii) Member of the Fiscal Council of Ultrapar Participações S.A., a holding company (since May 2018). He took a degree in Economics from the Federal University of Rio de Janeiro (UFRJ) in January 1991, completed an MBA in Business Administration at COPPEAD at UFRJ in November 1993, and took a graduation degree in Corporate Law and Arbitration at Fundação Getúlio Vargas in November 2003. Mr. Marcelo Amaral Moraes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Mr. Marcelo Amaral Moraes has stated that he is not a politically exposed person, as set out in the applicable regulations.

Raphael Manhães Martins

096.952.607-56

Full Member of Vale's Fiscal Council (since April 2015). His main professional experiences in the last 5 years include: (i) Partner/Lawyer at Faoro Advogados, a law firm (since 2010); (ii) Member of the Fiscal Council of Oi S.A., a telecommunications company (since 2019); (iii) Member of the Board of Directors of companies of Grupo JHSF Participações S.A., a holding company in the real state sector (since 2019); (iv) Member of the Board of Directors of Eternit S.A. (since 2015), a publicly held company in the construction materials industry; (v) Full Member of the Fiscal Council of Light S.A. (from 2012 to 2013 and from 2014 to 2018), a publicly-held company in the power business, where also held the position of (vi) Member of the Board of Directors (from 2018 to 2019); (vii) Member of the Board of Directors of Condor S.A. Industria Química (from 2017 to 2019), a company in the safety business; and (viii) Member of the Board of Directors of Fibria Celulose S/A (from 2017 to 2019), a company at the forest growth business. He took a degree in Law at the University of the State of Rio de Janeiro - UERJ in December 2006. Mr. Raphael Manhães Martins has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Raphael Manhães Martins stated that he is not a politically exposed person, as set out in the applicable regulations.

Marcus Vinícius Dias Severini

632.856.067-20

Full Member of Vale's Fiscal Council (since April 2017), where he also acted as Audit Officer (between October 1994 and March 2015). His main professional experiences in the last 5 years include: (i) Member of the Audit Committee of Vale do Rio Doce Social Security Foundation – VALIA, a closed non-profit complementary pension entity, created by Vale (since January 2019); (ii) Member of the Fiscal Council of BRF S.A. (since April 2019), a publicly held company in the food sector; and (iii) Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (from April 2015 to April 2018), a publicly held company operating in the civil construction sector. He graduated in Electrical Engineering at Universidade Federal Fluminense - UFF in December 1979 and in Accounting at UniverCidade in December 2003. He completed a specialization course in Economic Engineering at UniSUAW in December 1981, a specialization course in Business Management by Fundação Dom Cabral in December 2004, a specialization course in Senior Leadership Program at MIT – Sloan School of Management in September 2005 and the specialization course The Mastering Leadership Challenges Program at IMD International in September 2007. Mr. Marcus Vinícius Dias Severini has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Marcus Vinícius Dias Severini has declared that he is not a politically exposed person as defined in the applicable regulations.

Nelson de Menezes Filho

756.878.878-49

Alternate Member of Vale's Fiscal Council (since May 2019). His main professional experiences in the last 5 years include: (i) Member of the Fiscal Council of Embraer S.A. (between April 2013 and April 2015), a publicly held company in the industrial and aeronautical sector; (ii) Member of the Board of Directors of Beta Securitizadora S.A. (between May 2016 and January 2019), a service and financial company; (iii) Officer of BANIF - Banco Inter do Funchal S.A. (between February 2016 and August 2017), a service and financial company, where he also acted as Chief Auditor (between October 2012 and February 2016); (iv) Officer of BANIF - Banco de Investimento S.A. (between February 2016 and August 2017), a company in the services and financial sector, where he also acted as Chief Auditor (between October 2012 and February 2016); (v) Executive Manager (Internal Audit) of Banco do Brasil S.A. (between February 2009 and October 2012), a publicly traded company in the financial sector; and (vi) Chairman of the Audit Committee of COOPERFORTE - Cooperativa de Economia e Crédito (since October 2018), active in the services and financial sector. He graduated in Metallurgical Engineering at FEI - School of Industrial Engineering in June 1980 and completed an MBA in Audit at FIPECAFI/USP in July 1998. Mr. Nelson de Menezes Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Nelson de Menezes Filho has declared that he is not a politically exposed person as defined in the applicable regulations.

Sueli Berselli Marinho

659.039.948-49

Alternate Member of Vale's Fiscal Council (since May 2020). Her main professional experiences in the last 5 years include: (i) Member of the Fiscal Council of Odontoprev S.A. (between December 2014 and April 2018); and (ii) Member of the Advisory Council of Immunity Soluções em Saúde Ltda., a technological platform specialized in health (since January 2018). She graduated in Mathematics at the Universidade Federal do Paraná in December 1976. She completed a specialization course in Economics and Industrial Policy at UFRJ in November 1997. She is a certified Advisor by IBGC - Instituto Brasileiro de Governança Corporativa for Boards of Directors and Fiscal Councils. Ms. Sueli Berselli Marinho has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Sueli Berselli Marinho has declared that he is not a politically exposed person as defined in the applicable regulations.

Arthur Prado Silva

991.897.047-20

Alternate Member of the Board of Directors (since July 2015) and Member of Vale’sPeople and Governance (since May 2019), where he also held positions as Member of the Audit Committee (from April to October 2017), member of the Governance and Sustainability Committee (from April 2015 to July 2016) and member of the Governance, Compliance and Risk (from November 2017 to May 2019). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Valepar S.A. (between July 2015 and August 2017), a privately-held holding company that exercised control of Vale until 08/14/2017, when it was merged into Vale; (ii) Member of the Board of Directors of Litel Participações S.A. (since July 2015), a holding company controlled by PREVI, which in turn is the Company's indirect parent company; (iii) Full Member of the Board of Directors of Litela Participações S.A. (since July 2015); (iv) Executive Manager at the Banco do Brasil Employees’ Pension Fund - PREVI (since March 2013), a complementary pension entity, which holds an indirect interest in the Company through Litel Participações S.A. and Litela Participações SA, which, in turn, are signatories to Vale's Shareholders’ Agreement; (v) Member of the Financial Committee of Neoenergia S.A, a publicly held company in the energy sector (since April 2018), where he also holds the position of (vi) Member of the Board of Directors (since August 2018); and [(vii) Member of the Audit Committee (since May 2019) of Investimentos em Participações S.A. - INVEPAR, a holding company controlled by PREVI. He graduated in Law in December 1999, with Post-Graduation in Audit and Finance, completed in May 2001, and in Tax Law, completed in March 2009, both at Universidade Cândido Mendes, and an MBA in Corporate Finance at Fundação Getúlio Vargas, in December 2003.

Mr. Arthur Prado Silva has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Arthur Prado Silva has stated that he is not a politically exposed person as set out in the applicable regulations.

Marcello Magistrini Spinelli

197.378.918-30

Vale's Executive Officer for Ferrous Products (since May 2019), where he already had held the following positions between 2002 and 2010: (i) Logistics Officer (from October 2010 to June 2011); (ii) Logistics Commercial Officer for Logistics (from February 2007 to October 2010); (iii) General Manager for Ports (from April 2005 to February 2007); (iv) General Manager for Commercial Logistics Contracts (from April 2002 to April 2019) and (v) Executive Officer for Ferrous Products and Coal (from May 2019 to June 2019). His main professional experiences over the last 5 years include: (i) Chief Executive Officer (from July 2011 to May 2019) of VLI Logística, a leading company in rail and maritime logistics operations in Brazil; (ii) Chief Executive Officer (from February 2007 to April 2019) of FCA – Ferrovia Centro Atlântica; (iii) Member of the Board of Directors (from August 2011 to May 2019) of FNS – Ferrovia Norte e Sul; (iv) Chief Executive Officer (from November 2010 to May 2019) of VLI Multimodal S.A.; (v) Chief Executive Officer (from November 2010 to May 2019) of VLI Operações Ferroviárias Independentes; and (vi) Chief Executive Officer (from October 2011 to May 2019) of VLI Soluções S.A. He graduated in Production Engineering from USP in December 1996, completed an Extension Program in Marketing at ESPM – Escola Superior de Propaganda e Marketing in 2014, the Senior Leadership Program at Massachusetts Institute of Technology in 2005 and the Leadership Program at IMD Business School in 2007 Mr. Marcello Magistrini Spinelli has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Marcello Magistrini Spinelli has declared that he is not a politically exposed person as defined in the applicable regulations.

Carlos Henrique Senna Medeiros

048.556.228-69

Vale’s Safety and Operational Excellence Executive Officer (since June 2019), and Coordinator of the Business Risks Executive Committee - Operational Risks (since August 2019) and of the Business Risks Executive Committee - Geotechnical Risks (since August 2019). His main professional experiences in the last 5 years include: (i) Chief Executive Officer for North and Central America for Ball Corporation (from May 2017 to June 2019), a North American Company in the sector of aluminum packaging, where he also has held the position of Chief Executive Officer For South America (between June 2016 to April 2017); (ii) Chief Executive Officer for South America of Rexam plc (from October 2012 and May 2016), a British company in the aluminum packaging sector; and (iii) Chairman of the Board of Directors of Envases de Centro America (from September 2014 and June 2019), a company in Guatemala in the aluminium packaging sector. He graduated in Aeronautic and Mechanical Engineering at Instituto Tecnológico de Aeronáutica in December 1985, completed a specialization course in Marketing at Escola superior de Propaganda e Marketing in December 1997, as well as the Senior Executive Program at Stanford University in August 2001. Mr. Carlos Henrique Senna Medeiros has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Carlos Henrique Senna Medeiros has declared that he is not a politically exposed person as defined in the applicable regulations.

Ken Yasuhara

234.081.558-44

Alternate Member of Vale's Board of Directors (since December 2019). His main professional experiences in the last 5 years include:(i) Officer at Mitsui & Co. (since October 2019), a company headquartered in Brazil in the retail business, where he has previously held the position of role of (ii) Iron Ore Division Manager (from June 2018 to October 2019) and (iii) Alternate Member of the Board of Directors of Alumina do Norte do Brasil (from June 2018 to September 2019), a Brazilian mining company He graduated in Policy Management by Keio University in Japan, in March 2001. Mr. Ken Yasuhara has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Ken Yasuhara has declared that he is not a politically exposed person as defined in the applicable regulations.

Roger Allan Downey

623.291.626-34

Full Member of Vale’s Board of Directors (since December 2019) and member of Vale's Operational Excellence and Risk Committee (formerly Compliance and Risk Committee) (since January 2020), where he has also held the positions of (i) Executive Officer responsible for coal, fertilizers and strategy business area (from May 2012 to June 2017); and (ii) Strategic Marketing Manager for the Commercial Ferrous Products area (from October 2002 to August 2005). His main professional experiences in the last 5 years include: (i) Chief Executive Officer of PrimaSea – Fertimar Mineração e Navegação SA (since March 2019), a company in the sectors of fertilizers and animal nutrition, where he also holds the position of (ii) Member of the Board of Directors (since October 2018); and (iii) Chief Executive Officer of Vale Fertilizantes S.A. (from June 2012 to June 2017), a member of the Company's economic group, in the fertilizer sector. He graduated in Business Administration from the Australian National Business School in February 2003 and completed a master's degree in Business Administration at the University of Western Australia in April 2003. Mr. Roger Allan Downey has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity.Allan Downey Mr. Roger Allan Downey has declared that he is not a politically exposed person as defined in the applicable regulations.

Murilo César Lemos dos Santos Passos

269.050.007-87

Full member of Vale's Board of Directors (since December 2019) and member of Vale's Finance Committee (since January 2020). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Odontoprev S.A., a company in the dental plans sector (since April 2008); (ii) Chairman of the Board of Directors of Tegma Logística S.A., a company in the logistics sector (since April 2017); (iii) Member of the Board of Directors of São Martinho S.A., a company in the sugar-energy sector (since 2005); (iv) Member of the Board of Directors of Suzano Holding, a holding company in the paper and cellulose sector (since April 2019); (v) Chairman of the Board of Directors of CPFL Energia, a company in the power sector (from 2010 to 2017); (vi) Member of the Board of Directors of CCR S.A., a Brazilian infrastructure, transport and services concessions company (from 2017 to 2018); (vii) Member of the Management Committee of Suzano S.A., a company in the pulp and paper sector (since 2006). He graduated in Chemical Engineering from the Federal University of Rio de Janeiro in July 1971. Mr. Murilo César Lemos dos Santos Passos has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Murilo César Lemos dos Santos Passos has declared that he is not a politically exposed person as defined in the applicable regulations.

João Ernesto de Lima Mesquita

003.586.467-23

Alternate Member of Vale’s Board of Directors. His main professional experiences in the last 5 years include: (i) Executive Manager at Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (since April 2019), an institution in the complementary social security business, that holds indirect participation in the Company through Litel Participações S.A. e Litela Participações S.A., which, in turn, are signatories to Vale Shareholders’ Agreement; (ii) Alternate Member of the Board of Directors of Neoenergia S.A. (since August 2019), a company in the Brazilian power sector, controlled, directly or indirectly, by PREVI, where he also holds the position of (iii) Member of the Compensation Committee (since September 2016); (iv) Full Member of the Board of Directors of Litel Participações S.A. (since April 2017); (v) Full Member of the Board of Directors of Litela Participações S.A. (since April 2017); and (vi) Full Member of the Board of Directors 521 Participações S.A. (since April 2015), a Brazilian company controlled, directly or indirectly, by PREVI. He graduated in Computer Systems Analysis at Universidade Estácio de Sá in December 2000, post-graduated in Finance and Controllership at FGV in September 2004 and specialized in Planning Engineering - Major in Complementary Pension Fund Management in August 2018. Mr. João Ernesto de Lima Mesquita has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the

Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. João Ernesto de Lima Mesquita has declared that he is not a politically exposed person as defined in the applicable regulations.

Nuno Maria Pestana de Almeida Alves

C407824

Alternate Member of Vale’s Board of Directors His main professional experiences in the last 5 years include: (i) Member of the Compensation and Previdence Committee of the Board of Directors of Banco Comercial Português, since May 2019; (ii) Chief financial Officer of EDP - Energias de Portugal, a company in the power energy, from March 2006 to April 2018; (iii) Member of the Board of Directors of EDP - Energias do Brasil, from April 2006 to April 2018; (iv) Member of Board of directors of EDP Renováveis S.A., a company in the energy sector, from December 2007 to April 2018. He graduated in Naval Architecture and Maritime Engineering (1980) and completed an MBA (1985), both at the University of Michigan, USA. Mr. Nuno Maria Pestana de Almeida Alves has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Nuno Maria Pestana de Almeida Alves has declared that he is not a politically exposed person as defined in the applicable regulations.Mr. Nuno maria Pestana is a independent alternate member of the Company’s Board of Directors according to the Independence Criterion of the Novo Mercado regulation.

Cristina Fontes Doherty

803.661.047-72

Full Member of Vale’s Fiscal Council, where she has also had positions as: Economist (from 1992 to 1995), Financial Economic Analyst (from 1996 to 1998), Business Analyst (from 1998 to 2001), Project Coordinator (from 2002 to 2004), Executive Coordinator for Business development (from 2005 to 2007, General Manger for Business Development and Management (From 2008 to 2012), Alternate Member of the Board of Directors at CSP - Companhia Siderúrgica do Pecém (from March 2011 to July 2016), Alternate Member of the Board of Directors at Thyssenkrupp Companhia Siderúrgica do Atlântico (from January 2012 and May 2016), Full Member of the Financial-Operational Committee at California Steel (from July 2013 to July 2016), Full Member of the Board of Directors at Vale Omã (from September 2013 to July 2016) and Participations Management General Manager (from 2013 to July 2016). Her main professional experiences in the last 5 years include: (i) Member of the Fiscal Council at Invepar, a Brazilian company in the highway, airport and urban mobility businesses (since May 2019). She graduated in Economics at Faculdade Cândido Mendes in Ipanema/RJ in July 1988 and concluded an MBA in Executive Finances at the Instituto Brasileiro de Mercado de Capitais – IBMEC/RJ in September 1996 and an MBA in Strategic Business Management at Universidade de São Paulo – USP in August 2004. Ms. Cristina Fontes Doherty has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Cristina Fontes Doherty has declared that she is not a politically exposed person as defined in the applicable regulations.

12.7 / 8 - Composition of statutory committees and audit, financial and compensation committees

Name	Type of Committee	Elective position held	Profession	Election Date	Term of office
Taxpayers registry or passport number	Description of other committees/ Description other positions held	Number of Consecutive Terms	Date of Birth	Investiture date	% of participation of the member in the meetings held after investiture
Other positions/functions performed at the issuer		Independent Member	Criterion used to determine independence
Fernando Jorge Buso Gomes	Financial Committee	Coordinator	Bank clerk	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
370.624.177-34	N/A	3	06/06/1956	05/03/2019	82%
Deputy Chairman of Vale’s Board of Directors and Coordinator of the People and Governance Committee. Appointed as Finance Committee Coordinator on December 19, 2019.		No	N/A
Gilmar Dalilo Cezar Wanderley	Financial Committee	Member of the Committee (Full Member)	Bank clerk	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
084.489.987-90	N/A	3	08/30/1979	05/03/2019	91%
N/A		No	N/A
Luciano Siani Pires	Other Committees	Coordinator	Mechanical Engineer	08/22/2019	Indefinite
013.907.897-56	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	02/10/1970	08/22/2019	100%
Finance and Investor Relations Executive Officer		No	N/A
Carlos Henrique Senna Medeiros	Other Committees	Coordinator	Engineer	08/22/2019	Indefinite
048.556.228-69	Business Risks Executive Committee - Operational Risks	0	08/01/1963	08/22/2019	100%
Operational Excellence Executive Officer and Coordinator of the Business Risks Executive Committee - Geotechnical Risks		No	N/A

Carlos Henrique Senna Medeiros	Other Committees	Coordinator	Engineer	08/22/2019	Indefinite
048.556.228-69	Business Risks Executive Committee - Geotechnical Risks	0	08/01/1963	08/22/2019	100%
Operational Excellence Executive Officer and Coordinator of the Business Risks Executive Committee - Operational Risks		No	N/A
José Luciano Duarte Penido	Other Committees	Coordinator	Mining Engineer	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
091.760.806-25	Sustainability Committee	0	03/08/1948	05/03/2019	90%
Member of Vale’s Board of Directors and member of the Operational Excellence and Risk Committee (formerly Compliance and Risk Committee).		No	N/A
Johan Albino Ribeiro	Other Committees	Member of the Committee (Full Member)	Lawyer	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
001.307.978-63	Sustainability Committee	0	02/06/1957	05/03/2019	90%
Full member of Vale’s Board of Directors.		No	N/A
José Maurício Pereira Coelho	Other Committees	Member of the Committee (Full Member)	Bank clerk	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
853.535.907-91	People and Governance Committee	0	08/04/1966	05/03/2019	78%
Chairman of Vale’s Board of Directors.		No	N/A
Fernando Jorge Buso Gomes	Other Committees	Coordinator	Bank clerk	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
370.624.177-34	People and Governance Committee	2	06/06/1956	05/03/2019	89%
Vice Chairman of Vale’s Board of Directors and Coordinator of the Financial Committee.		No	N/A
Marcel Juviniano Barros	Other Committees	Member of the Committee (Full Member)	Bank clerk	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
029.310.198-10	Sustainability Committee	0	09/05/1962	05/03/2019	80%
Full member of Vale’s Board of Directors.		No	N/A
Ana Silvia Corso Matte	Other Committees	Member of the Committee (Full Member)	Lawyer	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
263.636.150-20	People and Governance Committee	1	05/30/1958	05/03/2019	89%

N/A		Yes	Pursuant to the independence criterion of the Company, according to regulations of the Committee.
Arthur Prado Silva	Other Committees	Member of the Committee (Full Member)	Bank clerk	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
991.897.047-20	People and Governance Committee	0	04/29/1972	05/03/2019	67%
Alternate Member of Vale’s Board of Directors (since July 2015).		No	N/A
Sandra Maria Guerra de Azevedo	Other Committees	Member of the Committee (Full Member)	Businesswoman	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
947.562.798-72	People and Governance Committee	0	04/27/1955	05/03/2019	100%
Full member of Vale’s Board of Directors (since October 2017).		No	N/A
Alexandre D’Ambrosio	Other Committees	Member of the Committee (Full Member)	Lawyer	03/19/2018	Indefinite
042.170.338-50	Conduct and Integrity Committee	0	08/01/1962	03/19/2018	100%
General Advisor and Coordinator of the Business Risks Executive Committee - Compliance Risks		No	N/A
Alexandre D’Ambrosio	Other Committees	Coordinator	Lawyer	08/22/2019	Indefinite
042.170.338-50	Business Risks Executive Committee - Compliance Risks	0	08/01/1962	08/22/2019	100%
General Advisor and member of the Conduct and Integrity Committee (formerly Ethics Committee)		No	N/A
Marina Barrenne de Artagão Quental	Other Committees	Member of the Committee (Full Member)	Psychologist	11/17/2017	Indefinite
772.073.197-20	Conduct and Integrity Committee	0	04/18/1964	11/17/2017	100%
People Officer		No	N/A
Ricardo Henrique Baras	Other Committees	Member of the Committee (Full Member)	Business Administrator	11/01/2013	Indefinite
103.564.968-30	Conduct and Integrity Committee	N/A	06/08/1966	11/01/2013	100%
Audit Officer and acting Ombudsman		No	N/A
Rodrigo Ramos Silveira	Other Committees	Secretary	Chemical Engineer	08/22/2019	Indefinite
120.682.788-20	Business Risks Executive Committee - Operational Risks	0	04/25/1973	08/22/2019	100%
Health, Safety, Environmental and Operational Risks Officer, and member of the Business Risks Executive Committee - Geotechnical Risks		No	N/A
Rodrigo Ramos Silveira	Other Committees	Member of the Committee (Full Member)	Chemical Engineer	08/22/2019	Indefinite

120.682.788-20	Business Risks Executive Committee - Geotechnical Risks	0	04/25/1973	08/22/2019	50%
Health, Safety, Environmental and Operational Risks Officer, and member of the Business Risks Executive Committee - Operational Risks		No	N/A
Flávio Miguez de Mello	Other Committees	Coordinator	Engineer	02/15/2019	Indefinite
030.921.517-04	CIAE for Dam Safety	0	10/20/1942	02/15/2019	100%
N/A		Yes	Pursuant to tje Independence Criterion terms of Novo Mercado.
Willy Alvarenga Lacerda	Other Committees	Member of the Committee (Full Member)	Civil Engineer	02/15/2019	Indefinite
290.142.397-34	CIAE for Dam Safety	0	03/18/1936	02/15/2019	100%
N/A		Yes	Pursuant to the Independence Criterion terms of Novo Mercado.
Pedro Cesar Repetto	Other Committees	Member of the Committee (Full Member)	Civil Engineer	03/13/2019	Indefinite
-	CIAE for Dam Safety	0	12/14/1944	03/13/2019	95%
N/A		Yes	Pursuant to the Independence Criterion terms of Novo Mercado.
Adriano Cives Seabra	Financial Committee	Member of the Committee (Full Member)	Engineer	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
016.480.547-81	N/A	0	06/19/1972	05/03/2019	92%
Member of Vale’s Board of Directors.		No	N/A
Eduardo de Oliveira Rodrigues Filho	Other Committees	Coordinator	Engineer	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
442.810.487-15	Committee for Operational Excellence and Risk	0	08/20/1954	05/03/2019	80%
Member of Vale’s Board of Directors.		No	N/A
Hugo Serrado Stoffel	Other Committees	Member of the Committee (Full Member)	Business Administrator	05/03/2019	Until the 2021 Annual Shareholders’ Meeting
304.429.237-91	Operational Excellence and Risk Committee	0	07/23/1954	05/03/2019	100%
Member of Vale’s Board of Directors and Member of the Financial Committee.		No	N/A
José Luciano Duarte Penido	Other Committees	Member of the Committee (Full Member)	Mining Engineer	05/30/2019	Until the 2021 Annual Shareholders’ Meeting

091.760.806-25	Operational Excellence and Risk Committee	0	03/08/1948	05/30/2019	100%
Member of Vale’s Board of Directors and Member of the Sustainability Committee,		No	N/A
Carlos Alberto de Oliveira Roxo	Other Committees	Member of the Committee (Full Member)	Engineer	05/30/2019	Until the 2021 Annual Shareholders’ Meeting
149.606.807-68	Sustainability Committee	0	02/04/1948	05/30/2019	100%
N/A		Yes	Pursuant to the Independence Criterion terms of Novo Mercado.
Luiz Fernando Landeiro Junior	Other Committees	Member of the Committee (Full Member)	Civil Engineer	08/22/2019	Indefinite
075.784.817-62	Business Risks Executive Committee - Operational Risks	0	03/16/1977	08/22/2019	33%
Officer of Planning and Engineering, Member of the Executive Committee of Business Risks - Geotechnical Risks, and Member of the Executive Committee of Business Risks - Strategic, Financial and Cyber Risks		No	N/A
Luiz Fernando Landeiro Junior	Other Committees	Member of the Committee (Full Member)	Civil Engineer	08/22/2019	Indefinite
075.784.817-62	Executive Committee of Business Risks - Geotechnical Risks	0	03/16/1977	08/22/2019	50%
Officer of Planning and Engineering, Member of the Executive Committee of Business Risks - Geotechnical Risks, and Member of the Executive Committee of Business Risks - Strategic, Financial and Cyber Risks		No	N/A
Kleger Duque de Almeida Filho	Other Committees	Member of the Committee (Full Member)	Civil Engineer	08/22/2019	Indefinite
583.594.866-20	Business Risks Executive Committee - Operational Risks	0	01/31/1966	08/22/2019	100%
Asset Management Officer		No	N/A
Luis Eduardo Simonetti Baroni	Other Committees	Member of the Committee (Full Member)	Engineer	08/22/2019	Indefinite

047.695.448-71	Business Risks Executive Committee - Operational Risks	0	12/29/1963	08/22/2019	100%
Operational Excellence Officer and Member of the Business Risk Executive Committee - Geotechnical Risks		No	N/A
Luis Eduardo Simonetti Baroni	Other Committees	Member of the Committee (Full Member)	Engineer	08/22/2019	Indefinite
047.695.448-71	Business Risks Executive Committee - Geotechnical Risks	0	12/29/1963	08/22/2019	100%
Operational Excellence Officer and Member of the Business Risks Executive Committee - Operational Risks		No	N/A
Kesley Medeiros Julianelli	Other Committees	Member of the Committee (Full Member)	Mining Engineer	08/22/2019	Indefinite
003.276.656-45	Business Risks Executive Committee - Operational Risks	0	08/20/1974	08/22/2019	67%
Executive Manager		No	N/A
Carlos Rodrigues de Campos Mello Junior	Other Committees	Member of the Committee (Full Member)	Civil Engineer	08/22/2019	Indefinite
221.030.278-17	Business Risks Executive Committee - Operational Risks	0	11/10/1980	08/22/2019	100%
Engineering and Asset Management Officer and Member of the Business Risks Executive Committee - Geotechnical Risks		No	N/A
Carlos Rodrigues de Campos Mello Junior	Other Committees	Member of the Committee (Full Member)	Civil Engineer	08/22/2019	Indefinite
221.030.278-17	Business Risks Executive Committee - Geotechnical Risks	0	11/10/1980	08/22/2019	50%
Engineering and Asset Management Officer and Member of the Business Risks Executive Committee - Operational Risks		No	N/A
Túlio Weber Drumond Santos	Other Committees	Member of the Committee (Full Member)	Engineer	08/22/2019	Indefinite
801.735.516-53	Business Risks Executive Committee - Geotechnical Risks	0	05/16/1967	08/22/2019	50%
Planning Executive Manager Ferrous Products Chain - Mozambique Support		No	N/A
Eduardo de Barros Montarroyos	Other Committees	Secretary	Degree in Computer Science and Information Technology	08/22/2019	Indefinite

848.170.037-15	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	07/25/1965	08/22/2019	50%
Executive Manager for Internal Controls, Risks and Compliance, and secretary to the Business Risks Executive Committee - Compliance Risks		No	N/A
Eduardo de Barros Montarroyos	Other Committees	Secretary	Degree in Computer Science and Information Technology	08/22/2019	Indefinite
848.170.037-15	Business Risks Executive Committee - Compliance Risks	0	07/25/1965	08/22/2019	100%
Executive Manager for Internal Controls, Risks and Compliance, and secretary to the Business Risks Executive Committee - Strategic, Financial and Cyber Risks		No	N/A
Marcio Felipe Milheiro Aigner	Other Committees	Member of the Committee (Full Member)	Business Administrator	08/22/2019	Indefinite
035.853.907-22	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	04/20/1975	08/22/2019	50%
Treasury and Corporate Finance Officer		No	N/A
Juan Franco Merlini	Other Committees	Member of the Committee (Full Member)	Electrical Engineer	08/22/2019	Indefinite
011.903.586-38	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	10/19/1975	08/22/2019	100%
Finance and Business Development Director - Base Metals		No	N/A
Fabio de Souza Queiroz Ferraz	Other Committees	Member of the Committee (Full Member)	Business Administrator	08/22/2019	Indefinite
136.132.108-35	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	11/10/1967	08/22/2019	0%
Merger and Acquisitions Officer		No	N/A
Paulo Mauricio Nunes Couto	Other Committees	Member of the Committee (Full Member)	Production Engineer	08/22/2019	Indefinite
016.657.247-06	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	01/22/1971	08/22/2019	100%
Global Supply Officer		No	N/A
Gustavo da Cunha Vieira	Other Committees	Member of the Committee (Full Member)	Data Processing Technician	08/22/2019	Indefinite

022.162.757-00	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	03/08/1973	08/22/2019	100%
Information Technology Officer		No	N/A
Rogerio Tavares Nogueira	Other Committees	Member of the Committee (Full Member)	Metallurgical Engineer	08/22/2019	Indefinite
882.737.416-72	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	12/03/1968	08/22/2019	50%
Marketing Officer - Ferrous Products		No	N/A
Claudio de Oliveira Alves	Other Committees	Member of the Committee (Full Member)	Production Engineer	08/22/2019	Indefinite
966.391.727-04	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	11/23/1967	08/22/2019	100%
Strategy Officer		No	N/A
André Moreira Santos	Other Committees	Member of the Committee (Full Member)	Economist	08/22/2019	Indefinite
029.306.287-07	Business Risks Executive Committee - Compliance Risks	0	06/23/1978	08/22/2019	100%
HR Solutions, Performance and Compensation Executive Manager		No	N/A
Hugo Guimarães Barreto Filho	Other Committees	Member of the Committee (Full Member)	Degree in Philosophy	08/22/2019	Indefinite
403.170.487-91	Business Risks Executive Committee - Compliance Risks	0	04/27/1955	08/22/2019	0%
Sustainability and Social Investment Officer		No	N/A
Octavio Bulcão Nascimento	Other Committees	Member of the Committee (Full Member)	Lawyer	08/22/2019	Indefinite
465.419.855-53	Business Risks Executive Committee - Compliance Risks	0	05/16/1968	08/22/2019	0%
Tax Officer		No	N/A

Camilla dos Reis Claudio Soares	Other Committees	Member of the Committee (Full Member)	Lawyer	08/22/2019	Indefinite
082.993.787-02	Business Risks Executive Committee - Compliance Risks	0	11/25/1978	08/22/2019	100%
Vale’s Corporate Integrity Manager		No	N/A
Roberta Gomes de Oliveira	Other Committees	Member of the Committee (Full Member)	Lawyer	09/10/2019	Indefinite
045.454.217-84	Business Risks Executive Committee - Compliance Risks	0	10/03/1974	09/10/2019	100%
Vale’s Corporate Legal Executive Manager		No	N/A
Bruno Santos Ferraz	Other Committees	Member of the Committee (Full Member)	Civil Engineer	09/30/2019	Indefinite
045.463.317-38	Business Risks Executive Committee - Operational Risks	0	11/11/1974	09/30/2019	100%
Environmental Management Executive Manager		No	N/A
Carlos Eduardo Bechara Miana	Other Committees	Member of the Committee (Full Member)	Civil Engineer	08/22/2019	Indefinite
004.617.106-17	Business Risks Executive Committee - Geotechnical Risks	0	03/19/1974	08/22/2019	100%
Dam Decharacterization Executive Manager		No	N/A
Rafael Jabur Bittar	Other Committees	Secretary	Civil Engineer	09/02/2019	Indefinite
707.231.411-34	Business Risks Executive Committee - Geotechnical Risks	0	09/24/1980	09/02/2019	100%
Geotechnics Officer and Member of the Business Risks Executive Committee - Operational Risks		No	N/A

Rafael Jabur Bittar	Other Committees	Member of the Committee (Full Member)	Civil Engineer	10/21/2019	Indefinite
707.231.411-34	Business Risks Executive Committee - Operational Risks	0	09/24/1980	10/21/2019	0%
Geotechnics Officer and Secretary of the Business Risks Executive Committee - Operational Risks		No	N/A
Hugo Serrado Stoffel	Financial Committee	Member of the Committee (Full Member)	Business Administrator	10/24/2019	Until the 2021 Annual Shareholders’ Meeting
304.429.237-91	N/A	0	07/23/1954	10/24/2019	100%
Member of the Board of Directors and member of the Operational Excellence and Risk Committee (formerly Compliance and Risk Committee)		No	N/A
Geraldo Pimentel Mármore Sobrinho	Other Committees	Member of the Committee (Alternate)	Mechanical Engineer	01/21/2020	Indefinite
FW443700	Business Risks Executive Committee - Operational Risks	0	09/19/1975	01/21/2020	0.00%
Plant Maintenance Manager		No	N/A
Leonardo Camona Xerinda	Other Committees	Member of the Committee (Alternate)	Geologist	01/21/2020	Indefinite
15AK40154	Business Risks Executive Committee - Geotechnical Risks	0	03/06/1978	01/21/2020	0.00%
Moatize Coal Mine Studies and Projects Manager		No	N/A
Sonia Zagury	Other Committees	Member of the Committee (Alternate)	Economist	01/21/2020	Indefinite
934.316.517-04	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	08/04/1967	01/21/2020	0.00%
New Businesses Officer		No	N/A

Bruna Paiva Maffra	Other Committees	Member of the Committee (Alternate)	Business Administrator	01/21/2020	Indefinite
048.495.276-55	Business Risks Executive Committee - Operational Risks	0	09/08/1982	01/21/2020	0.00%
Management Operational Excellence Executive Manager		No	N/A
Claudemir Peres	Other Committees	Member of the Committee (Alternate)	Industrial Chemist	01/21/2020	Indefinite
091.186.668-09	Business Risks Executive Committee - Geotechnical Risks	0	01/19/1968	01/21/2020	0.00%
Operational Risks and Process Safety Executive Manager and alternate secretary for the Business Risks Executive Committee - Operational Risks		No	N/A
Claudio Augusto Mendes	Other Committees	Member of the Committee (Alternate)	Mechanical Engineer	01/21/2020	Indefinite
821.711.496-04	Business Risks Executive Committee - Geotechnical Risks	0	02/15/1973	01/21/2020	0.00%
Technical Operational Excellence Executive Manager		No	N/A
Fernando Campos Guimarães	Other Committees	Member of the Committee (Alternate)	Mechanical Engineer	01/21/2020	Indefinite
687.293.596-00	Business Risks Executive Committee - Operational Risks	0	04/01/1963	01/21/2020	0.00%
Industrial Assets Management Executive Manager		No	N/A
Lucas Barros Duarte	Other Committees	Member of the Committee (Alternate)	Civil Engineer	01/21/2020	Indefinite
049.864.816-81	Business Risks Executive Committee - Operational Risks	0	06/30/1981	01/21/2020	0.00%

Geotechnics Corporate Manager and secretary for the Business Risks Executive Committee - Geotechnical Risks		No	N/A
Eduardo Amiel Pfiffer	Other Committees	Member of the Committee (Alternate)	Economist	01/23/2020	Indefinite
029.438.037-07	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	07/23/1974	01/23/2020	0.00%
Vale’s Market Analysis and Intelligence Executive Manager		No	N/A
Patricia Silva Rodrigues Scheel	Other Committees	Member of the Committee (Alternate)	Engineer	01/23/2020	Indefinite
034.213.646-13	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	01/02/1978	01/23/2020	0.00%
International Treasury Manager and County Manager in Netherlands		No	N/A
Diogo Augusto Monteiro	Other Committees	Member of the Committee (Alternate)	Mining Engineer	01/23/2020	Indefinite
035.697.266-65	Business Risks Executive Committee - Geotechnical Risks	0	08/18/1978	01/23/2020	0.00%
Long Term Mine Planning Executive Manager		No	N/A
Roger Allan Downey	Other Committees	Member of the Committee (Full Member)	Business Administrator	01/23/2020	Until the 2021 Annual Shareholders’ Meeting
623.291.626-34	Operational Excellence and Risk Committee	0	04/01/1967	01/23/2020	0.00%
Full Member of the Board of Directors		No	N/A
Murilo César Lemos dos Santos Passos	Financial Committee	Member of the Committee (Full Member)	Chemical Engineer	01/23/2020	Until the 2021 Annual Shareholders’ Meeting
269.050.007-87	N/A	0	07/06/1947	01/23/2020	0.00%

Full Member of the Board of Directors		No	N/A
Viktor Nigri Moszkowicz	Other Committees	Member of the Committee (Alternate)	Mechanical Engineer	01/23/2020	Indefinite
081.994.337-10	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	12/01/1978	01/23/2020	0.00%
Insurance and Financial Risks Manager		No	N/A
Diogo Afonso Costa	Other Committees	Member of the Committee (Full Member)	Geologist	01/23/2020	Indefinite
034.623.516-21	Business Risks Executive Committee - Geotechnical Risks	0	10/20/1977	01/23/2020	0.00%
Closed Mines Officer		No	N/A
Milena Jorge Martins	Other Committees	Member of the Committee (Alternate)	Business Administrator	01/23/2020	Indefinite
026.876.337-20	Business Risks Executive Committee - Compliance Risks	0	08/06/1974	01/23/2020	0.00%
Engagement, Culture and Talent Executive Manager		No	N/A
Frank Marcos da Silva Pereira	Other Committees	Member of the Committee (Alternate)	Civil Engineer	01/28/2020	Indefinite
GA699135	Business Risks Executive Committee - Geotechnical Risks	0	01/13/1978	01/28/2020	0.00%
Dam Engineering Executive Manager		No	N/A
Luiz Antonio R. R. Scavarda do Carmo	Other Committees	Member of the Committee (Alternate)	Engineer	01/28/2020	Indefinite
014.495.707-80	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	07/12/1972	01/28/2020	0.00%

Strategic Supply Management Manager		No	N/A
Dan Harif	Other Committees	Member of the Committee (Alternate)	Information Systems Analyst	01/28/2020	Indefinite
002.260.247-09	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	10/26/1968	01/28/2020	0.00%
Information Security Manager		No	N/A
Claudemir Peres	Other Committees	Secretary - Alternate	Industrial Chemist	11/18/2019	Indefinite
091.186.668-09	Business Risks Executive Committee - Operational Risks	0	01/19/1968	11/18/2019	100%
Operational Risks and Process Safety Executive Manager and alternate member for the Business Risks Executive Committee - Operational Risks		No	N/A
Lucas Barros Duarte	Other Committees	Secretary - Alternate	Civil Engineer	11/12/2019	Indefinite
049.864.816-81	Business Risks Executive Committee - Geotechnical Risks	0	06/30/1981	11/12/2019	0%
Geotechnics Corporate Manager and alternate member of the Business Risks Executive Committee - Geotechnical Risks		No	N/A
Marcos Lewin	Other Committees	Secretary - Alternate	Business Administrator	01/03/2020	Indefinite
090.026.657-09	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	09/17/1981	01/03/2020	0.00%
Risk Manager and alternate secretary for the Business RiskS Executive Committee - Compliance Risks		No	N/A
Marcos Lewin	Other Committees	Secretary - Alternate	Business Administrator	01/03/2020	Indefinite
090.026.657-09	Business Risks Executive Committee - Compliance Risks	0	09/17/1981	01/03/2020	0.00%

Risk Manager and alternate secretary for the Business Risks Executive Committee - Strategic, Financial and Cyber Risks.		No	N/A
Rafael Gomes Martinez	Other Committees	Member of the Committee (Alternate)	Engineer	02/06/2020	Indefinite
034.006.577-00	Business Risks Executive Committee - Compliance Risks	0	11/29/1972	02/06/2020	0.00%
Sustainability Strategy Executive Manager		No	N/A
Guilherme Alves de Melo	Other Committees	Member of the Committee (Alternate)	Environmental Engineer	02/06/2020	Indefinite
315.225.838-07	Business Risks Executive Committee - Operational Risks	0	06/04/1985	02/06/2020	0.00%
Operations Support Manager		No	N/A
Michael Gerald Duffy	Other Committees	Member of the Committee (Alternate)	Health, Safety, Environment and Risk Professional	02/05/2020	Indefinite
HK207423	Business Risks Executive Committee - Operational Risks	0	04/29/1966	02/05/2020	0.00%
Health, Safety, Environment and Risk Acting Officer		No	N/A
Luke Thomas Mahony	Other Committees	Member of the Committee (Alternate)	Mining Engineer	02/05/2020	Indefinite
PE0394847	Business Risks Executive Committee - Geotechnical Risks	0	03/27/1980	02/05/2020	0.00%
Heat of Corporate Technical Services at Vale Canada.		No	N/A
Carlos Eduardo Woelffel Martins	Other Committees	Member of the Committee (Alternate)	Accountant	02/05/2020	Indefinite
078.150.987-46	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	01/21/1978	02/05/2020	0.00%
Planning and Financial Analysis Manager		No	N/A
Cláudio Depes Tallon Netto	Other Committees	Member of the Committee (Alternate)	Lawyer	02/05/2020	Indefinite

035.870.857-57	Business Risks Executive Committee - Compliance Risks	0	05/21/1974	02/05/2020	0.00%
Maritime Contracts and Insurance Manager		No	N/A
Karin Nunes Kern Rocha	Other Committees	Member of the Committee (Alternate)	Lawyer	02/05/2020	Indefinite
086.709.477-06	Business Risks Executive Committee - Compliance Risks	0	03/13/1980	02/05/2020	0.00%
Sanctions, Antitrust and Strategic Projects Manager		No	N/A
Mariana Correia Pereira	Other Committees	Member of the Committee (Alternate)	Lawyer	02/05/2020	Indefinite
026.667.926-92	Business Risks Executive Committee - Compliance Risks	0	07/14/1977	02/05/2020	0.00%
Tax Risks and Guidance Manager		No	N/A
Isabella Saboya de Albuquerque	Audit Committee	Coordinator	Securities Consultant	03/11/2020	Until the 2021 Annual Shareholders’ Meeting
017.919.007-55	N/A	0	08/25/1970	03/11/2020	0.00%
Full Independent Member of Vale’s Board of Directors.		Yes	Pursuant to the Independence Criterion stated in the Regulation of Novo Mercado.
Luciana Pires Dias	Audit Committee	Member of the Committee (Full Member)	Lawyer	03/11/2020	Until the 2021 Annual Shareholders’ Meeting
251.151.348-02	N/A	0	01/13/1976	03/11/2020	0.00%
N/A		Yes	Pursuant to the Independence Criterion stated in the Regulation of Novo Mercado
Sérgio Ricardo Romani	Audit Committee	Member of the Committee (Full Member)	Consultant	03/24/2020	Until the 2021 Annual Shareholders’ Meeting
728.647.617-34	N/A	0	06/05/1959	03/24/2020	0.00%
N/A		Yes	Pursuant to the Independence Criterion stated in the Regulation of Novo Mercado.

Vagner Silva de Loyola Reis	Other Committees	Member of the Committee (Full Member)	Industrial Chemist	04/08/2020	Indefinite
992.523.177-91	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	09/20/1968	04/08/2020	0.00%
Ferrous Prodoucts Value Chain Officer		No	N/A
Luiz Fernando Landeiro Junior	Other Committees	Member of the Committee (Full Member)	Civil Engineer	04/08/2020	Indefinite
075.784.817-62	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	03/16/1977	04/08/2020	0.00%
Planning and Engineering Officer, Member of the Business Risks Executive Committee - Geotechnical Risks, and Member of the Business Risks Executive Committee - Operational Risks		No	N/A
Marcos Guilherme Ruffeil Moreira	Other Committees	Member of the Committee (Alternate)	Mechanical Engineer	04/08/2020	Indefinite
599.088.312-91	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	04/19/1977	04/08/2020	0.00%
Production Planning and Logistics Capacity Manager		No	N/A
Bruno Araujo Perrotta	Other Committees	Member of the Committee (Alternate)	Industrial Engineer	04/08/2020	Indefinite
071.317.947-32	Business Risks Executive Committee - Strategic, Financial and Cyber Risks	0	04/26/1975	04/08/2020	0.00%
Base Metals Integrated Business Planing Executive Manager		No	N/A
Roberto Mauro Di Biase Sampaio	Other Committees	Member of the Committee (Alternate)	Metallurgical Engineer	04/17/2020	Indefinite
007.478.727-67	Business Risks Executive Committee - Geotechnical Risks	0	12/22/1970	04/17/2020	0.00%
Ferrous Metals Health, Safety, Environmental and Risks Executive Manager, and alternate member of the Business Risks Executive Committee - Operational Risks		No	N/A
Ricardo Batista Mendes	Other Committees	Member of the Committee (Full Member)	Electrical Engineer	04/17/2020	Indefinite
026.901.886.78	Business Risks Executive Committee - Geotechnical Risks	0	05/16/1975	04/17/2020	0.00%
Energy Executive Manager		No	N/A

Glauco Vinícius de Oliveira Gonçalves	Other Committees	Member of the Committee (Alternate)	Accountant	04/17/2020	Indefinite
992.440.636-20	Business Risks Executive Committee - Geotechnical Risks	0	11/07/1975	04/17/2020	0.00%
Shareholdings Strategy and New Businesses Manager		No	N/A
Roberto Mauro Di Biase Sampaio	Other Committees	Member of the Committee (Alternate)	Metallurgical Engineer	05/07/2020	Indefinite
007.478.727-67	Business Risks Executive Committee - Operational Risks	0	12/22/1970	05/07/2020	0.00%
Ferrous Metals Health, Safety, Environmental and Risks Executive Manager, and member of the Business Risks Executive Committee - Geotechnical Risks		No	N/A

Professional Experience/ Statement on Performance of Duties/ Independence Criterion

Adriano Cives Seabra

016.480.547-81

Mr. Adriano Cives Seabra is not an independent member of the Finance Committee. For further information, whereas Mr. Adriano Cives Seabra is a member of the Board of Directors, see item 12.5/6 of this Reference Form.

Gilmar Dalilo Cezar Wanderley

084.489.987-90

Mr. Gilmar Dalilo Cezar Wanderley is not an independent member of Vale’s Finance Committee where he already held the positions of Alternate Member of the Board of Directors (from November 2017 to April 2020), Member of the Corporate Governance and Sustainability Committee (from April 2011 to April 2015). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors and Chief Financial Officer of Litel Participações S.A. (since March 2012), a company that is a signatory of Vale’s Shareholders' Agreement; (ii) Manager of Banco do Brasil Employees’ Pension Fund - PREVI (since February 2012), a complementary pension entity that holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders' Agreement; (iii) Alternate Member of the Board of Directors of 521 Participações S.A. (since April 2012), a publicly-held company that performs holding company activities; (iv) Chief Financial Officer and Full ,Member of the Board of Directors of Litela Participações S.A. (since March 2012), a company controlled by Litel Participações S.A., which in turn, is a signatory to Vale’s Shareholders’ Agreement; (v) Full Member of the Board of Directors of Valepar S.A. (from April 2012 to August 2017), a holding copany that exercised the control of Vale until 08/14/2017, when it was merged into Vale. He took a degree in Economics from Universidade Federal Fluminense - UFF, in Rio de Janeiro, in April 2004; he holds a Postgraduate Degree in Complementary Social Security Management from UFF, completed in May 2015, and a Masters in Production Engineering with emphasis in Strategy, Management and Business Finance from UFF, completed in April 2008. Mr. Gilmar Dalilo Cezar Wanderley has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Gilmar Dalilo Cezar Wanderley has stated that he is not a politically exposed person, as set out in the applicable regulations.

José Luciano Duarte Penido

091.760.806-25

Mr. José Luciano Duarte Penido is not an independent member of the Sustainability Committee and of the Operational Excellence and Risk (formerly Compliance and Risk Committee). For further information, whereas Mr. José Luciano Duarte Penido is a member of the Board of Directors, see item 12.5/6 of this Reference Form.

Johan Albino Ribeiro

001.307.978-63

Mr. Johan Albino Ribeiro is not an independent member of the Sustainability Committee. For further information, whereas Mr. Johan Albino Ribeiro is a member of the Board of Directors, see item 12.5/6 in this Reference Form.

José Maurício Pereira Coelho

853.535.907-91

Mr. José Maurício Pereira Coelho is not an independent member of the People and Governance Committee. For further information, whereas Mr. José Maurício Pereira Coelho is a member of the Board of Directors, see item 12.5 / 6 of this Reference Form.

Fernando Jorge Buso Gomes

370.624.177-34

Mr. Fernando Jorge Buso Gomes is not an independent member of the People and Governance Committee and of the Finance Committee. For further information, whereas Mr. Fernando Jorge Buso Gomes is a member of the Board of Directors, see item 12.5/6 of this Reference Form.

Marcel Juviniano Barros

029.310.198-10

Mr. Marcel Juviniano Barros is not an independent member of the Sustainability Committee. For further information, whereas Mr. Marcel Juviniano Barros is a member of the Board of Directors, see item 12.5/6 in this Reference Form.

Ana Silvia Corso Matte

263.636.150-20

Ms. Ana Silvia Corso Matte is an independent member of the People and Governance Committee in accordance with the Company’s independence criteria, under the terms of the Committee's regulations. Her main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Cemig Telecom S.A. (from May 2013 to May 2015), (ii) Member of the Board of Directors and Coordinator and Member of the Human Resources Committees of Cemig Distribuidora de Energia S.A. (from January 2015 and May 2015), (iii) Member of the Board of Directors of Renova Energia S.A. (from March 2014 to April 2015), (iv) Coordinator and Member of the Human Resources Committee of Renova Energia S.A. (between February 2012 and April 2015), (v) Partner and Executive Officer of Ana Silvia Matte Consultoria em Gestão Ltda. (since April 2012). She holds a degree in Law from Universidade Federal do Rio Grande do Sul - UFRGS (in December 1980) and completed her post-graduation in HR at PUC-RJ-IAG in July 1988. Ms. Ana Silvia Corso Matte has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Ana Silvia Corso Matte has stated that she is not a person politically exposed, as set out in the applicable regulations.

Arthur Prado Silva

991.897.047-20

Mr. Arthur Prado Silva is not an independent member of the People and Governance Committee. For further information, whereas Mr. Arthur Prado Silva is a member of the Board of Directors, see item 12.5/6 of this Reference Form.

Sandra Maria Guerra de Azevedo

947.562.798-72

Ms. Sandra Maria Guerra de Azevedo is not an independent member of the People and Governance Committee; however, she is an independent member of the Company’s Board of Directors, in accordance with Novo Mercado's independence criterion. For further information, whereas Ms. Sandra Maria Guerra de Azevedo is an independent full member of the Board of Directors, see item 12.5 / 6 of this Reference Form.

Luciano Siani Pires

013.907.897-56

Mr. Mr. Luciano Siani Pires is not an independent member of the Business Risks Executive - Strategic, Financial and Cyber Risks. For further information, whereas Mr. Luciano Siani Pires is a member of the Board of Executive Officers, see item 12.5/6 of this Reference Form.

Carlos Henrique Senna Medeiros

048.556.228-69

Mr. Carlos Henrique Senna Medeiros is not an independent member of the Business Risks Committee - Operational Risks and of the Business Risks Committee - Geotechnical Risks. For further information, whereas Mr. Carlos Henrique Senna Medeiros is a member of the Board of Executive Officers, see item 12.5/6 of this Reference Form.

Alexandre D’Ambrosio

042.170.338-50

Mr. Alexandre D'Ambrosio is not an independent member of the Conduct and Integrity Committee (formerly Ethics Committee) and of the Business Risks Executive Committee - Compliance Risks. His main professional experiences in the last 5 years include: (i) Vale's General Advisor (since March 2018), (ii) Executive Vice-President (Statutory) of Banco Santanter S.A. (between May 2016 and February 2018), (iii) General Consultant and Global Executive Vice-President (Statutory Officer) of the Votorantim Group, a holding company (between June 2003 and April 2016). He holds a degree in Law from the University of São Paulo (December 1984), completed a Law specialization degree at Harvard Law School, Cambridge (1986) and a Juris Doctor from National Law Center, George Washington University (1989). Mr. Alexandre D'Ambrosio has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Alexandre D'Ambrosio has stated that he is not a politically exposed person, as set out in the applicable regulations.

Marina Barrenne de Artagão Quental

772.073.197-20

Ms. Marina Barrenne de Artagão Quental is not an independent member of the Conduct and Integrity Committee (formerly Ethics Committee). Her main professional experiences in the last 5 years include: (i) Vale's People Officer (since November 2017); (ii) Raízen Human Resources Vice-President, a company in the energy and agribusiness sector, a joint venture between Royal Dutch Shell and Cosan (between April 2011 and November 2017), (iii) Vice-President of the Brazilian Association of Human Resources RJ (since December 2014). She holds a degree in Psychology from PUC/RJ (in December 1986), and completed an MBA at Fundação Dom Cabral (December 2002). Ms. Marina Barrenne de Artagão Quental has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Marina Barrenne de Artagão Quental stated that she is not a person politically exposed, as defined in the applicable regulations.

Ricardo Henrique Baras

103.564.968-30

Mr. Mr. Ricardo Henrique Baras is not an independent member of the Conduct and Integrity Comittee (formerly Ethics Committee). His main professional experiences in the last 5 years include: (i) Vale's Audit Officer (since August 2013) and Acting Audit Officer (since March 2020), and (ii) Assistant Audit Officer of Alcoa Alumínio SA (between March and July 2013 ). He holds a degree in Business Administration from Pontifícia Universidade Católica de São Paulo (May 1990) and a post-graduate degree in Auditing from Fundação

Álvares Penteado (October 1994). Mr. Ricardo Henrique Baras has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Ricardo Henrique Baras has stated that he is not a politically exposed person, as defined in the applicable regulations.

Rodrigo Ramos Silveira

120.682.788-20

Mr. Rodrigo Ramos da Silveira is not an independent member of the Business Risks Executive Committee - Geotechnical Risks and of the Business Risks Executive Committee - Operational Risks. His main professional experiences in the last 5 years include:(i) Health, Safety and Environment Officer (from 2016 to 2018) at Dow Chemical, a chemical products company in the USA and Canada; and (ii) Operations Officer (from 2012 to 2016) at Dow Brasil S.A., an publicly-held company in the chemical industry. He holds a degree in Chemical Engineering from UFBa (January 1995) and competed a Masters in Business Administration at UFBa (June 2004). Mr. Rodrigo Ramos Silveira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Rodrigo Ramos Silveira has declared that he is not a politically exposed person as defined in the applicable regulations.

Flávio Miguez de Mello

030.921.517-04

Mr. Flávio Miguez de Mello is the coordinator of the Independent Committee for Extraordinary Advice on Dam Safety (CIAE for Dam Safety), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences over the last 5 years include: (i) Partner and Technical Responsible at Geologos Consultores Ltda., a consulting company in engineering and geology (since 1984); (ii) Vice President of the National Academy of Engineering (since April 2017); (iii) Partner and Manager at Aventureiro Eletricidade Ltda. (since February 2011); (iv) Managing Partner at Monte Verde Eletricidade Ltda. (since February 2011); and (v) Partner at Fagundes Energética Ltda. (since August 2015). He graduated in Civil Engineering from the Federal University of Rio de Janeiro in 1967, completed a Master’s Degree in Geology at the Federal University of Rio de Janeiro in 1975 and a University Extension Course in System Engineering at the University of Florida in 1967.. Mr. Flávio Miguez de Mello has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Flávio Miguez de Mello has declared that he is not a politically exposed person as defined in the applicable regulations.

Willy Alvarenga Lacerda

290.142.397-34

Mr. Willy Alvarenga Lacerda is an independent member of the Independent Committee for Extraordinary Advice on Dam Safety (CIAE for Dam Safety), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences in the last 5 years include: (i) Partner and director of W.Lacerda Consultoria e Projetos em Geotecnia Eireli (since 2008). He graduated in Civil Engineering at Universidade do Brasil in 1958, completed a Master’s Degree in Geotechnical Engineering at the University of California - Berkeley in 1969 and a PhD in Geotechnical Engineering at the University of California - Berkeley in 1976. Mr. Willy Alvarenga Lacerda has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Willy Alvarenga Lacerda has declared that he is not a politically exposed person as defined in the applicable regulations.

Pedro Cesar Repetto

Passport no. 530923631

Mr. Pedro Cesar Repetto is an independent member of the Independent Committee for Extraordinary Advice on Dam Safety (CIAE for Dam Safety), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences in the last 5 years include: (i) CEO of Repetto Consulting LLC, a company operating in the civil and geotechnical engineering sector (since July 2008). He graduated in Civil Engineering at the Catholic University of Peru in 1965 and completed a Master's Degree in Civil Engineering at Purdue University (USA) in 1969. Mr. Pedro Cesar Repetto has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Pedro Cesar Repetto has declared that he is not a politically exposed person as defined in the applicable regulations.

Eduardo de Oliveira Rodrigues Filho

442.810.487-15

Mr. Mr. Eduardo de Oliveira Rodrigues Filho is not an independent member of the Operational Excellence and Risk Committee (formerly Compliance and Risk Committee). For further information, whereas Mr. Eduardo de Oliveira Rodrigues Filho is a member of the Board of Directors, see item 12.5/6 of this Reference Form.

Hugo Serrado Stoffel

304.429.237-91

Mr. Hugo Serrado Stoffel is not an independent member of the Operational Excellence and Risk Committee (formerly Compliance and Risk Committee) and of the Financial Committee. For further information, whereas Mr. Hugo Serrado Stoffel is a member of the Board of Directors, see item 12.5/6 of this Reference Form.

Carlos Alberto de Oliveira Roxo

149.606.807-68

Mr. Carlos Alberto de Oliveira Roxo is an independent member of the Sustainability Committee, pursuant to the independence criterion of Novo Mercado. His main professional experiences in the last 5 years include: (i) Sustainability and Corporate Relations Director of the Chairman of the Board of Fibria Celulose (from January 1990 to December 2014, a publicly held company in planted forests and cellulose and paper production sectors (controlled y Banco Nacional de Desenvolvimento Economico Social - BNDES), where he also served as advisor (from January 2016 and December 2018); (ii) Member of the Board of Directors of Instituto Terra (since 2015), a non-profit civil organization in the environmental restoration sector; (iii) Member of the Board of Directors OF Fundação Flora de Apoio à Mata Atlântica, associated to the Botanical Garden of Rio de Janeiro (sincce 2019), an organization acting in the preservation of the Brazilian flora biodiversity; (iv) Member of the Executive Group Coalizão Brasil Clima Agricultura e Florests (since 2015), an organization founded by entities that lead the Brazilian agribusiness. He graduated in Civil Engineering, majoring in Hydraulics and Sanitation, at UFRJ’s Escola de Engenharia in December 1973, and completed specializations in Sewerage Treatment Technologies at the Water Quality Institute (currently Danish Hydraulic Institute) in Denmark in July 1976. Mr. Carlos Alberto de Oliveira Roxo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Carlos Alberto de Oliveira Roxo has declared that he is not a politically exposed person as defined in the applicable regulations.

Kleger Duque de Almeida Filho

583.594.866-20

Mr. Kleger Duque de Almeida Filho a is not an independent member of the Business Risks Executive Committee - Operational Risks and of the Business Risks Executive Committee - Geotechnical Risks. His main professional experiences in the last 5 years include: (i) Vale’s Capital Projects Officer (from November 2012 to April 2014); (ii) Vale’s Non-Ferrous Products Projects and Project management Officer (from June 2014 to December 2016); (iii) Vale’s Project Development and Implantation Executive Manager (from January 2017 to March 2019), and (iv) Vale’s Asset Management Officer (since August 2019). He graduated in Civil Engineering at Universidade Federal de Minas Gerais in July 1989, completed a MBA in Business Management at Fundação Dom Cabral in 1997, post-graduation in Economics, Finance and Business at Fundação Getúlio Vargas in 1999, and in Project Management at the Instituto de Educação Tecnológica (IETEC) in 2002. Mr. Kleger Duque de Almeida Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Kleger Duque de Almeida Filho has declared that he is not a politically exposed person as defined in the applicable regulations.

Luis Eduardo Simonetti Baroni

047.695.448-71

Mr. Luis Eduardo Simonetti Baroni is not an independent member of the Business Risks Executive Committee - Operational Risks and of the Business Risks Executive Committee - Geotechnical Risks. His main professional experiences in the last 5 years include: (i) Engineering Officer at CSN, a publicly held company in the mining sector (from January 2015 to March 2017); (ii) Vice-president for Engineering and Implantation at INVEPAR, a publicly held company in the infrastructure sector (from June 2017 to December 2018), and (iii) Vale’s Operational Excellence Officer (since May 2019). Mr. Luis Eduardo Simonetti Baroni graduate in Electronic Engineering at Universidade Senador Flaquer in February 1992, and completed a post-graduation in Electronic Engineering at Universidade São Judas Tadeu in March 1999. Mr. Luiz Eduardo Simonetti Baroni has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Luis Eduardo Simonetti Baroni has declared that he is not a politically exposed person as defined in the applicable regulations.

Kesley Medeiros Julianelli

003.276.656-45

Mr. Kersley Medeiros Julianelli is not an independent member of Vale’s Business Risks Executive Committee - Operational Risks. His main professional experiences in the last 5 years include: (i) CEO of Vale Manganês (from October 2016 to February 2019), (ii) Vale’s Executive Manager (since October 2016), and (iii) Chief Operational Officer of Vale Moçambique (since April 2019). He graduated in Mining Engineering at Universidade Federal de Ouro Preto in December 1997. Mr. Kesley Mederios Julianelli has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Kesley Medeiros Julianelli has declared that he is not a politically exposed person as defined in the applicable regulations.

Carlos Rodrigues de Campos Mello Junior

221.030.278-17

Mr. Carlos Rodrigues de Campos Mello Junior is not an independent member of the Business Risks Executive Committee - Operational Risks and of the Business Risks Executive Committee - Geotechnical Risks. His main professional experiences in the last 5 years include: (i) Operations Officer at Estrada de Ferro Carajás, owned by Vale (from July 20134 to July 2014), and (ii) Chief Executive Officer of 4Legacy Ventures: Inovação e Tecnologia (from January 2015 to March 2018); (iii) Head of the Excellence Center at Vale (from April 2018 and July 2019); and (iv) Engineering and Asset Management Officer at Vale (since August 2019). Mr. Carlos Rodrigues de Campos Mello Junior graduated in civil engineering at the Universidade Estadual Paulista - (UNESP/Bauru) in January 2005, completed a post-graduation in railway engineering at Pontifícia Universidade Católica de Minas Gerais in July 2005 and an Executive MBA at Fundação Dom Cabral in July 2010. Mr. Carlos Rodrigues de Campos Mello Junior has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Carlos Rodrigues de Campos Mello Junior has declared that he is not a politically exposed person as defined in the applicable regulations.

Túlio Weber Drumond Santos

801.735.516-53

Mr. Túlio Weber Drumond Santos is not an independent member of the Business Risks Executive Committee - Geotechnical Risks. His main professional experiences in the last 5 years include: (i) Vale’s MFE Integrated Planning General Manager (from 2013 to 2015), (ii) Vale’s MFE Value Chain Integrated Planning Manager (from 2016 to 2019); (iii) Vale’s Ferrous Products Integrated Chain Planning Executive Manager, Mozambique Support (since August 2019). Mr. Túlio Weber Drumond Santos graduated in Mining Engineering at Universidade Federal de Minas Gerais in December 1991, completed a specialization course “Open pit mining” at CENTEK - University of Lulea, in Sweden, in August 1996, a

Master’s in “Open pit mining - geotechnics” at the École des Mines de Paris, France, in 2004, and an MBA in Business Management at Fundação Dom Cabral in 2008. Mr. Túlio Weber Drumond Santos has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Túlio Weber Drumond Santos has declared that he is not a politically exposed person as defined in the applicable regulations.

Eduardo de Barros Montarroyos

848.170.037-15

Mr. Eduardo de Barros Montarroyos is not an independent member of the Business Risks Executive Committee - Strategic, Finance and Cyber Risks and of the Business Risks Executive Committee - Compliance Risks. His main professional experiences in the last 5 years include: (i) Vale’s Financial Services Executive Manager (from August 2014 to December 2016); and (ii) Vale’s Internal Controls, Risks and Compliance Executive Manager (since January 2017). He graduated in Mathematics majoring in IT at the Universidade do Estado do rio de Janeiro (UERJ), completed an MBA in Financial Management at the Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia (COPPE) in April 1999 and an MBA in Business Management at the Universidade de São Paulo in February 2001. Mr. Eduardo de Barros Montarroyos has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Eduardo de Barros Montarroyos has declared that he is not a politically exposed person as defined in the applicable regulations.

Marcio Felipe Milheiro Aigner

035.853.907-22

Mr. Marcio Felipe Milheiro Aigner is not an independent member of the Business Risks Executive Committee - Strategic, Financial and Cyber Risks. His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of VLI - Valor da Logística Integrada (from January 2019 to April 2019); (ii) Officer at Salobo Metais S.A. (since May 2018); (iii) Vale Overseas Ltd. Officer (since June 2018); (iv) Member of the Board of Directors at Vale Internacional S.A. (since August 2018); (v) Member of the Deliberative Board at Fundação Vale do Rio Doce de Seguridade Social - Valia (since April 2018); (vi) Alternate Member of the Board of Directors of VLI - Valor da Logística Integrada (since April 2019); and (vii) Treasury and Corporate Finance Officer at Vale (since April 2018). He graduated in Business Administration at Faculdade Souza Marques in December 1995, and completed an MBA in Business Management at Fundação Dom Cabral in December 2006. Mr. Marcio Felipe Milheiro Aigner has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Marcio Felipe Milheiro Aigner has declared that he is not a politically exposed person as defined in the applicable regulations.

Juan Franco Merlini

011.903.586-38

Mr. Juan Franco Merlini is not an independent member of the Business Risks Executive Committee - Strategic, Financial and Cyber Risks. His main professional experiences in the last 5 years include: (i) Vale’s Corporate Finance Executive Manager (from July 2010 to January 2017); (ii) Global Treasury Executive Manager (from February 2017 to June 2018); and (iii) Vale’s Base Metals Finance and Business Development Officer (since July 2018). He graduated in Electrical Engineering at Pontifícia Universidade Católica de Minas Gerais in December 1998, and completed a post-graduation in Business at Fundação Getúlio Vargas (FGV/RJ) in December 1999 and an MBA in Corporate Finance at the Instituto Brasileiro de Mercado de Capitais (IBMEC) IN December 2001. Mr. Juan Franco Merlini has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Juan Franco Merlini has declared that he is not a politically exposed person as defined in the applicable regulations.

Fabio de Souza Queiroz Ferraz

136.132.108-35

Mr. Fabio de Souza Queiroz Ferraz is not an independent member of the Business Risks Executive Committee - Strategic, Financial and Cyber Risks. His main professional experiences in the last 5 years include: (i) Head of Corporate & Investment Banking at Banco Pine (from April 2013 to 2016); (ii) Head of Corporate & Investment Banking at Banco Haitong (from 2016 to 2018); (iii) Merger and Acquisitions Officer at Vale (since March 2018); (iv) Officer and Partner at Hanalei (Brasil) Family Office (since 2016); (v) Officer and Partner at Montecito - (BVI) Family Office (since 2016); and (vi) Officer and Partner at Montecito - Corbets/Ventures Ltd - BVI Diretor Family Office (since 2016). He graduated in Business Administration at Fundação Getúlio Vargas São Paulo (FGV/SP) in March 1990, and completed an MBA at the University of Michigan in May 1994. Mr. Fabio de Souza Queiroz Ferraz has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Fabio de Souza Queiroz Ferraz has declared that he is not a politically exposed person as defined in the applicable regulations.

Paulo Mauricio Nunes Couto

016.657.247-06

Mr. Paulo Mauricio Nunes Couto is not an independent member of the Business Risks Executive Committee - Strategic, Financial and Cyber Risks. His main professional experiences in the last 5 years include: (i) Operations Supply Executive Manager (fom February 2010 to September 2016); and (ii) Global Supply Officer (since October 2016). He holds a degree in Production Engineering from Universidade Federal do Rio de Janeiro in November 1994, and completed an MBA at Harvard Business School in June 2001. Mr. Paulo Couto has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Paulo Couto has declared that he is not a politically exposed person as defined in the applicable regulations.

Gustavo da Cunha Vieira

022.162.757-00

Mr. Gustavo da Cunha Vieira is not an independent member of the Business Risks Executive Committee - Strategic, Financial and Cyber Risks. His main professional experiences in the last 5 years include: (i) Vale’s IT Services Officer (from June 2013 and May 2015); (ii) Vale’s IT Services Executive Manager (from May 2015 to 2017); and (iii) Information Technology Officer (since August 2019). He holds a degree in Data Technology and Processing from Universidade Vale do Rio Doce in December 1994, completed specialization courses in Computer Networks at the Universidade Federal do Espirito Santo in December 2000 and in Project Management at the Instituto de Educação tecnológica in December 2004, and holds a Master’s degree in Business Management from Fundação Dom Cabrail in May 2014 and specialization in Marketing and Leadership at the Kellog School of Management, USA, in July 2014 and the Senior Leadership programs at the Massacusetts Institute of Technology (Boston - USA) in December 2010 and at the Insternational Institute for management Development (Lausanne - Switzerland) in July 2015. Mr. Gustavo da Cunha Vieira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Gustavo da Cunha Vieira has declared that he is not a politically exposed person as defined in the applicable regulations.

Rogerio Tavares Nogueira

882.737.416-72

Mr. Rogerio Tavares Nogueira is not an independent member of the Business Risks Executive Committee - Strategic, Financial and Cyber Risks. His main professional experiences in the last 5 years include: (i) Vale's Investor Relations Officer (from December 2013 to September 2015); (ii) Vale’s Controllership and Investor Relations (from September 2015 and September 2017); and (iii) Vale’s Ferrous Products Marketing Officer. He holds a degree in Metallurgical Engineering from the Universidade Federal de Minas Gerais in December 1991, a Master’s degree in Metallurgical Engineering from the Universidade Federal do Estado de Minas Gerais in December 1993, and completed a MBA at the University of Texas (Austin, USA) in May 1997. Mr. Rogerio Tavares ogueira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Rogerio Tavares Nogueira has declared that he is not a politically exposed person as defined in the applicable regulations.

Claudio de Oliveira Alves

966.391.727-04

Mr. Claudio de Oliveira Alves is not an independent member of the Business Risks Executive Committee - Strategic, Financial and Cyber Risks. His main professional experiences in the last 5 years include: (i) Vale’s Pelletizing and Manganese Ore Officer (from January 2017 to March 2019); (ii) Iron Ore Marketing and Sales Global Officer (from August 2013 to December 2016); (iii) Marketing Officer (from September 2011 to June 2013); (iv) Global Strategy Officer (from July 2010 to September 2011); (v) Vale’s Ferrous Products and Coal Executive Officer (from March to May 2019); and (vi) Strategy Officer (from July 2019). He holds a degree in Production Engineering from the Universidade Federal do Rio de Janeiro in 1991 and a postgraduate degree in Business Management from Fundação Dom Cabral completed in 1992, as well as specialization courses in Strategic Marketing at Darden School of Business completed in 2000; MBA in Business Management at USP completed in 2000; Industrial Marketing at INSEAD, France, completed in 2004; Transformational Leadership at the Massachusetts Institute of Technology (MIT) Sloan, USA, completed in 2007; Leadership at IMD in Switzerland, completed in 2008; and participation in the Innovation and Sustainability Program from the Massachusetts Institute of Technology (MIT), Sloan, in 2011. Mr. Claudio de Oliveira Alves has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Claudio de Oliveira Alves has declared that he is not a politically exposed person as defined in the applicable regulations.

André Moreira Santos

029.306.287-07

Mr. André Moreira Santos is not an independent member of the Business Risks Executive Committee - Compliance Risks. His main professional experiences in the last 5 years include: (i) Compensation and Performance Officer at TV Globo, a media and entertainment company (from August 2013 to March 2018); and (ii) Compensation, Performance and HR Solutions Executive Manager at Vale (since March 2018). He holds a degree in Economics from PUC-RJ (in 2000), completed a Master's Degree in Business Administration at PUC-RJ (in 2004) and a LLM - Corporate Law at IBMEC-RJ (in 2011). Mr. André Moreira Santos has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. André Moreira Santos has declared that he is not a politically exposed person as defined in the applicable regulations.

Hugo Guimarães Barreto Filho

403.170.487-91

Mr. Hugo Guimarães Barreto Filho is not an independent member of the Business Risks Executive Committee - Compliance Risks. Her main professional experiences in the last 5 years include: (i) General Secretary of the Education, Culture and Environment at the Fundação Roberto Marinho (from June 1999 to December 2018); (ii) CEO of the Governance Board of the Institutes, Foundations and Companies - GIFE (from 2004 to 2017); (iii) Director of the Museu do Amanhã do Rio de Janeiro (since 2016); (iv) Director at the Museu de Arte do Rio de Janeiro (since 2013); (v) Member of the Board of Trustees of Fundação Eva Klabin (since 2017); (vi) Member of the Professional Master Committee of Fundação Dom Cabral (since 2017); (vii) Sustainability and Social Investment Officer at Vale (since January 2019); and (viii) CEO of Fundação Vale (since January2019). He holds a degree in Philosophy from the Pontifícia Universidade Católica do Rio de Janeiro (in July 2005), and completed a Advanced Management Program (Ensead) at Fundação Dom Cabral (in 2010). Mr. Hugo Guimarães Barreto Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Hugo Guimarães Barreto Filho has declared that he is not a politically exposed person as defined in the applicable regulations.

Octavio Bulcão Nascimento

465.419.855-53

Mr. Octavio Bulcão Nascimento is not an independent member of the Business Risks Executive Committee - Compliance Risks. He is Vale’s Tax Officer since April 2013. He holds a degree in Law from the Universidade Católica de Salvador (UCSAL/BA) (December 1992), and a Master’s degree in Tax Law from the Pontifícia Universidade Católica de São Paulo (PUC/SP) (July 1999). Mr. Octavio Bulcão Nascimento has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Octavio Bulcão has declared that he is not a politically exposed person as defined in the applicable regulations.

Camilla dos Reis Claudio Soares

082.993.787-02

Ms. Camilla dos Reis Claudio Soares is not an independent member of the Business Risks Executive Committee - Compliance Risks. She is a member of the Business Risks Committee - Compliance SINCE August 2019 and is Vale’s Corporate Integrity Manager (since December 2018). He holds a degree in: Law from the Universidade Federal do Rio de Janeiro (December 2002) and completed a post-graduation in Business Law majoring in Intellectual Property at Fundação Getúlio Vargas (2007). Ms. Camilla dos Reis Claudio Soares has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Camilla dos Reis Claudio Soares has declared that she is not a politically exposed person as defined in the applicable regulations.

Roberta Gomes de Oliveira

045.454.217-84

Ms. Roberta Gomes de Oliveira is not an independent member of the Business Risks Executive Committee - Compliance Risks. She is a member of the Business Risks Committee - Compliance Risks since September 2019 and is Vale’s Corporate Legal Executive Manager (since October 2017). He holds a degree in: Law from the Universidade Federal do Rio de Janeiro (December 1996). Her professional experiences in the last 5 years include: member of the Specialist Committee on Investments Advisory at Fundação Vale do Rio Doce de Seguridade Social Valia (since January 2019). Ms. Roberta Gomes de Oliveira has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Roberta Gomes de Oliveira has declared that she is not a politically exposed person as defined in the applicable regulations.

Bruno Santos Ferraz

045.463.317-38

Mr. Bruno Santos Ferraz is not an independent member of the Business Risks Executive Committee - Operational Risks. He is a member of the Business Risks Committee - Operational Risks since September 2019 an is Vale’s Environmental Management Executive Manager (since September 2019). He holds a degree in Civil Engineering fro the Universidade federal do Rio de Janeiro - UFRJ )December 1998). He completed an Executive MBA in Finance at IBMEC-RJ (December 2006) and a post-graduation in Work Safety Engineering at IPETEC-RJ (July 2017). His professional experiences in the last 5 years include: member of the Sustainability Committee at MRN (since July 2019). Mr. Bruno Santos Ferraz has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Bruno Santos Ferraz has declared that he is not a politically exposed person as defined in the applicable regulations.

Carlos Eduardo Bechara Miana

004.617.106-17

Mr. Carlos Eduardo Bechara Miana is not an independent member of the Business Risks Executive Commiittee - Geotechnical Risks. He is a member of Vale’s Business Risks Executive Committee - Geotechnical Risks since August 2019, where he holds the position of Dam Decharacterization Executive Manager (since March 2019). He holds a degree in Civil Engineering from the Universidade Federal de Minas Gerais (July 1997). He completed an Executive MBA in Business Management at the IBMEC/MG (August 2002), a specialization course in Project Management at IBMEC/MG (August 2006) and an Executive MBA in Business Management at Fundação Dom Cabral (November 2009). His professional experiences in the last 5 years include positions as: Vale’s South/Southeast Ferrous Products Capital Projects (from May 2014 to August 2016) and Vale’s North Mining Projects Executive Manager (from August 2016 to May 2019). Mr. Carlos Eduardo Bechara Miana has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Carlos Eduardo Bechara Miana has declared that he is not a politically exposed person as defined in the applicable regulations.

Rafael Jabur Bittar

707.231.411-34

Mr. Rafael Jabur Bittar is not an independent member of the Business Risks Executive Committee - Geotechnical Risks and of the Business Risks Executive Committee - Operational Risks. He is a member of the Business Risks Committee - Geotechnical Risks (since September 2019) and Business Risks Executive Committee - Geotechnical Risks (since October 2019) and is Vale’s Geotechnics Officer (since September 2019). He holds a degree in Civil Engineering from the Universidade Federal de Ouro Preto (December 2003). He completed a Master’s in Civil Engineering - Geotechnics at the Universidade Federal de Ouro Preto in August 2006 and a specialization in Civil Engineering at Fundação Getúlio Vargas in August 2011.. His professional experiences in the last 5 years include the position of Tailings Management Officer at Yamana Gold, a company in the metal mining sector (from August 2012 to August 2019). Mr. Rafael Jabur Bittar has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Rafael Jabur Bittar has declared that he is not a politically exposed person as defined in the applicable regulations.

Geraldo Pimentel Mármore Sobrinho

FW443700

Mr. Geraldo Pimentel Mármore Sobrinho is an non-independent alternate member of the Business Risks Committee - Operational Risks (since January 2020) at Vale, where he also holds the position of Plant Maintenance Manager (since December 2019). His professional experience in the last 5 years include: (i) Mine Maintenance Manager at Companhia Siderúrgica Nacional, a company in the mining sector (from September 2011 and September 2018). He holds a degree in Mechanical Engineering from the Universidade Federal de Minas Gerais (July 2001). Mr. Geraldo Pimentel Mármore Sobrinho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Geraldo Pimentel Mármore Sobrinho has declared that he is not a politically exposed person as defined in the applicable regulations.

Leonardo Camona Xerinda

15AK40154

Mr. Leonardo Camona Xerinda is an non-independent alternate member of the Business Risks Executive Committee - Geotechnical Risks (since January 2020) at Vale, where he holds the position of Moatize Coal Mine Studies and Projects Development Manager (since October 2018) and has also held in the last 5 years, the following positions: (i) Mine Planning and Technical Services Manager (from January 2016 and October 2018); and (ii) Vale’s Mine Operation General Manager (from October 2013 and January 2016). He holds a degree in Geology from Universidade Eduardo Mondlane in Mozambique (October 2004). Mr. Leonardo Camona Xerinda has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Leonardo Camona Xerinda has declared that he is not a politically exposed person as defined in the applicable regulations.

Sonia Zagury

934.316.517-04

Ms. Sonia Zagury is a non-independent alternate member of the Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since January 2020) at Vale, where she also holds the position of New Business Officer (sicne March 2018) and has held the position of Treasury and Finance Officer (from November 2011 and March 2018). Her professional experience in the last 5 years also include: (i) Member of the Deliberative Council of Vale do Rio Doce de Seguridade Social - VALI, a non-profit private supplementary social security entity, created by Vale (since May 2017); (ii) Member of the Board of Directors of MRS Logística S.A. (since November 2017); (iii) Chairman of the Board of Directors of Companhia Siderúrgica do Pecém - CSP (since August 2017); and (iv) Director at Vale Internacional (from December 2011 to March 2018). She holds a degree in Economics from the Universidade Federal do Rio de Janeiro (December 1989), completed a specialization course in Business Administration at Fundação Dom Cabral in December 1992 and a Master’s in Economics at Pontifícia Universidade Católica do Rio de Janeiro (May 1994). Ms. Sonia Zagury has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Sonia Zagury has declared that she is not a politically exposed person as defined in the applicable regulations.

Bruna Paiva Maffra

048.495.276-55

Ms. Bruna Paiva Maffra is not an independent member of the Business Risks Executive Committee - Operational Risks. She is an Alternate Member of Vale’s Business Risks Executive Committee - Operational Risks (since January 2020), where she holds thte position of Management Operational Excellence Executive Manager (since September 2019). Her professional experience in the last 5 years also includes: (i) Vale’s Base Metals Operational Excellence Manager (from April 2017 to August 2019; (ii) Vale’s Continuous Improvement General Management (from January 2015 to March 2017); and (iii) Vale’s Operational Development Manager (from September 2013 to January 2015). She holds a degree in Business Administration from IBMEC (December 2004), completed an Executive MBA at IBMEC (2007), an specialization course on Project Management at IBMEC (May 2012), and a doctorate in Lean Manufacturing at the University of Michigan (May 2014). Ms. Bruna Paiva Maffra has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Bruna Paiva Maffra has declared that she is not a politically exposed person as defined in the applicable regulations.

Claudemir Peres

091.186.668-09

Mr. Claudemir Peres is a non-independent alternate member of Vale’s Business Risks Executive Committee - Geotechnical Risks (since January 2020) and non-independent alternate secretary of Vale’s the Business Risks Executive Committee - Operational Risks (since November 2019), where he holds the position of Operational Risk and Process Safety Executive Manager (since August 2019). His professional experience in the last 5 years include: (i) Partner at Veneto Gastronomia Italiana Ltda., a company in the gastronomy sector (since August 2019), (ii) Partner at Clínica Veterinária Amado Bicho, a company in the veterinary medicine sector (since April 2017); and (iii) Industrial Executive Manager at Oxiteno S.A. Indústria e Comércio (Ultrapar) (from 2015 to 2019). He holds a degree in Industrial Chemistry from Escola Superior de Química Oswaldo Cruz (December 1993). He completed a specialization course in Quality and Productivity at Universidade de São Paulo/Fundação Vanzolini (December 1994) and an Executive MBA at INSPER/IBMEC (December 2007). Mr. Claudemir Peres has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Claudemir Peres has declared that he is not a politically exposed person as defined in the applicable regulations.

Claudio Augusto Mendes

821.711.496-04

Mr. Claudio Augusto Mendes is not an independent member of the Business Risks Executive Committee - Geotechnical Risks. He is an Alternate Member of Vale’s Business Risks Executive Committee - Geotechnical Risks (since January 2020), where he holds the position of Technical Operational Excellence Executive Manager (since June 2019). His professional experience in the last 5 years include: (i) Vale’s EFC Operations Executive manager (from April 2018 to June 2019); (ii) Vale’s EFC Operations Executive Manager (from May 2015 to April 2018); and (iii) Vale’s Porto Norte Operations Officer (from July 2013 to January 2015). He holds a degree in Industrial Mechanical Engineering from Fundação Universidade de Itaúna (December 1988), and completed a specialization course in Engineering at Instituto de Educação Tecnológica - IETEC (December 2002), and an MBA in Business Management at Fundação Dom Cabral (December 2006). Mr. Claudio Augusto Mendes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Claudio Augusto Mendes has declared that he is not a politically exposed person as defined in the applicable regulations.

Fernando Campos Guimarães

687.293.596-00

Mr. Fernando Campos Guimarães is not an independent member of the Business Risks Executive Committee - Operational Risks. He is an Alternate Member of Vale’s Business Risks Executive Committee - Operational Risks (SINCE January 2020), where he also holds the position of Industrial Assets Manager (since June 2019). His professional experience in the last 5 years include: (i) Vale’s North Quality and Engineering Manager (from March 2018 to May 2019); (ii) Vale’s Project S11D Senior Engineering Leader (from October 2012 to February 2018).. He holds a degree in Mechanical Engineering from the Universidade Católica de Minas Gerais (July 1988). He completed a post-graduation in Business Management at Fundação Dom Cabral (December 1999) and in Engineering at Pontifícia Universidade Católica de Minas Gerais (February 2005). Mr. Fernando Campos Guimarães has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Fernando Campos Guimarães has declared that he is not a politically exposed person as defined in the applicable regulations.

Lucas Barros Duarte

049.864.816-81

Mr. Lucas Barros Duarteis not an independent member of the Business Risks Executive Committee - Operational Risks and is the non-independent alternate secretary of the Business Risks Executive Committee - Geotechnical Risks. He is an alternate member of Vale’s Business Risks Executive Committee - Operational Risks (since January 2020) and the alternate secretary of Vale’s Business Risks Executive Committee - Geotechnical Risks (since November 2019), where he also holds the position of Geotechnics Corporate manager (since September 2019). His professional experience in the last 5 years include: (i) Geotechnical Engineer at WSP Canada Inc. (from March 2017 to September 2019); and (ii) Geotechnical Engineer at Amec Foster Wheeler (from October 2014 to February 2017). He holds a degree in Civil Engineering from Universidade Federal de Minas Gerais (August 2006), and completed a Master’s in Geotechnics at the Universidade Federal de Minas Gerais (August 2012). Mr. Lucas Barros Duarte has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Lucas Barros Duarte has declared that he is not a politically exposed person as defined in the applicable regulations.

Eduardo Amiel Pfiffer

029.438.037-07

Mr. Eduardo Amiel Pfiffer is a non-independent alternate member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since January 2020), where he also holds the position of Market Intelligence and Analysis Executive Manager (since October 2019); he has previously held the position of Market Intelligence General Manager (from October 2011 to September 2019). He holds degrees in Economics from Universidade Federal do Rio de Janeiro (UFRJ) (April 1996) and Law from Universidade Federal Fluminense (July 2020), and completed a course on Finance at Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia - COPPE/UFRJ (December 1998) and holds a Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro (December 2004). Mr. Eduardo Amiel Pfiffer has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Eduardo Amiel Pfiffer has declared that he is not a politically exposed person as defined in the applicable regulations.

Patricia Silva Rodrigues Scheel

034.213.646-13

Ms. Patricia Silva Rodrigues Scheel is a non-independent alternate member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since January 2020), where also holds the positions of International Treasury Executive Manager and Vale’s Country Manager in the Netherlands (since December 2019); she has also had the positions of (i) Corporate Finance Executive Manager (from April 2018 to December 2019); (ii) Mergers, Acquisitions and Divestments Executive Manager (from June 2016 to April 2018); (iii) Mergers, Acquisitions and Divestments Manager (from April 2015 to June 2016); and (iv) M&A Evaluations Manager (from June 2013 and April 2015). She holds a degree in Aeronautic Infrastructure Engineering from Instituto Tecnológico da Aeronáutica (ITA) (December 2000), having completed a Master’s in Finance at the London Business School (June 2005). Ms. Patricia Silva Rodrigues Scheel has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Patricia Silva Rodrigues Scheel has declared that she is not a politically exposed person as defined in the applicable regulations.

Diogo Augusto Monteiro

035.697.266-65

Mr. Diogo Augusto Monteiro is a non-independent alternate member of Vale’s Business Risks Executive Committee - Geotechnical Risks (since January 2020), where he also holds the position of Long Term Mine Planning Executive Manager (since 2019); he has previously held the following positions in Vale: (i) North Corridor Planning, Programming, Geotechnics and Management Executive Manager (from December 2017 to June 2019); (iii) Carajás Mine Planning and Development General Manager (from 2013 to 2015); (iv) South Planning, Programming and Economic Management Executive Manager (from May 2015 to December 2017). He holds a degree in Mining Engineer from Universidade Federal de Ouro Preto (May 2002). Mr. Diogo Augusto Monteiro has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Diogo Augusto Monteiro has declared that he is not a politically exposed person as defined in the applicable regulations.

Roger Allan Downey

623.291.626-34

Mr. Roger Allan Downey is not an independent member of Vale’s Operational Excellence and Risk Committee (formerly Compliance and Risk Committee). For further information, whereas Mr. Roger Allan Downey is a member of the Board of Directors, see item 12.5 / 6 in this Reference Form.

Murilo César Lemos dos Santos Passos

269.050.007-87

Mr. Murilo César Lemos dos Santos Passos is not an independent member of the Financial Committee. For further information, whereas Mr. Murilo César Lemos dos Santos Passos is a member of the Board of Directors, see item 12.5 / 6 in this Reference Form.

Viktor Nigri Moszkowicz

081.994.337-10

Mr. Viktor Nigri Moszkowicz is a non-independent alternate member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since January 2020), where he also holds the position of Insurance and Financial Risks Manager (since September 2018), and has previously held the following positions: (i) Vale’s Financial Risks Manager (from August 2017 to September 2018); (ii) Trade Desk Manager (from June 2016 to July 2017); and (iii) Treasury for Financial Engineering and Backoffice General Manager (from July 2014 and June 2016). His main professional experiences in the last 5 years include: (i) Alternate Member of the Deliberative Counclil at Fundação Vale do Rio

Doce de Seguridade Social - Valia (since April 2018), where he has also had the positions of (ii) Member of the Deliberative Council (from March 2015 to April 2018); and (iii) Member of Gaspetro’s Board of Directors, a holding of participations in Local Gas Distribution Companies (since December 2019). He holds a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ) (January 2001), having completed a Master’s in Industrial Engineering at Pontifícia Universidade Católica do Rio de Janeiro (March 2003) and an MBA in Business Management at the Chicago University in June 2009. Mr. Viktor Nigri Moszkowicz has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Viktor Nigri Moszkowicz has declared that he is not a politically exposed person as defined in the applicable regulations.

Diogo Afonso Costa

034.623.516-21

Mr. Diogo Afonso Costa is a non-independent member of Vale’s Business Risks Executive Committee - Geotechnical Risks (since January 2020), where he also holds the position of Closed Mines Officer (since August 2019). His professional experience in the last 5 years include: (i) Operations Officer for the Córrego Sítio Complex of Anglogold Ashanti, an South African international mining company listed in Stock Exchanges (from February 2019 to July 2019), where he has also had the following positions> (ii) Operations Officer at Mineração Serra Grande (from June 2017 to January 2019); (iii) Exploration, Geology and Long Term Planning Senior Managr (from March 2016 to May 2017); and (iv) Mining Senior Manager (from July 2014 to March 2016). He holds a degree in Geology from the Universidade Federal de Minas Gerais (May 2002). He completed a post-graduation in Businesses at the University of Cape Town, Graduate School of Management in Cape Town, South Africa (May 2006), a specialization course in Business Management at Fundação Dom Cabral (FDC) (January 2010) and a post-graduation in Business at the Kellogg School of Management (July 2015). Mr. Diogo Afonso Costa has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Diogo Afonso Costa has declared that he is not a politically exposed person as defined in the applicable regulations.

Milena Jorge Martins

026.876.337-20

Ms. Milena Jorge Martins is a non-independent alternate member of Vale’s Business Risks Executive Committee - Compliance Risk (since January 2020), where she also holds the position of Engagement, Culture and Talents Executive Manager (since April 2019). Her professional experience in the last 5 years include: (i) Vice-President for Human Resources - Latin America (from February 2011 to October 2018) at Shell Brasil Ltda., a company in the oil and gas sector. She holds a degree in Business Administration from the Universidade Federal Fluminense (December 1996). Ms. Milena Jorge Martins has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Milena Jorge Martins declared to be a politically exposed person, for her sister, Ms. Idalice Jorge Martins, is the Communication Secretary of the city of Três Rios.

Frank Marcos da Silva Pereira

GA699135

Mr. Frank Marcos da Silva Pereira is a non-independent alternate member of Vale’s Business Risks Executive Committee - Geotechnical Risks (since January 2020), where he also holds the position of Dam Engineering Executive Manager (since May 2019). His professional experience in the last 5 years include: (i) Dam Projects Manager at Companhia Siderúrgica Nacional (from June 2018 to May 2019). He holds a degree as Electronics Technician from the Escola Técnica Municipal Os Padres do Trabalho (December 1996). He holds a degree in Civil Engineer from Universidade Federal de Ouro Preto (January 2004). He completed a Master’s in Geotechnics at Universidade Federal de Ouro Preto (December 2019) and is a doctoral candidate at the Universidade Federal de Ouro Preto. Mr. Frank Marcos da Silva Pereira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Frank Marcos da Silva Pereira has declared that he is not a politically exposed person as defined in the applicable regulations.

Luiz Antonio R. R. Scavarda do Carmo

014.495.707-80

Mr. Luiz Antonio R. R. Scavarda do Carmo is a non-independent alternate member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since January 2020), where he also holds the position of Supply Strategic Manager (since May 2018); he has already had the posiions of Global Supply manager and Real State Manager at Vale (from March 2010 to May 2018). He holds a degree in Electrical Engineering from Pontifícia Universidade Católica do Rio de Janeiro (December 1996), is graduated in Financial Administration by Fundação Getúlio Vargas (December 1997) and completed his Master’s in International Management at King´s College – University of London (September 2001). Mr. Luiz Antonio R. R. Scavarda do Carmo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Luiz Antonio R. R. Scavarda do Carmo has declared that he is not a politically exposed person as defined in the applicable regulations.

Dan Harif

002.260.247-09

Mr. Dan Harif is a non-independent alternate member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since January 2020), where he also holds the position of Market Information Security IT Manager (since July 2016); he has previously held the position of Center Information Technology Manager General Manager (from August 2014 to July 2016). He holds a degree as Data Processing Technician from Pontifícia Universidade Católica do Rio de Janeiro (December 1993). Mr. Dan Harif has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Dan Harif has declared that he is not a politically exposed person as defined in the applicable regulations.

Marcos Lewin

090.026.657-09

Mr. Marcos Lewi nis the non-independent Alternate Secretary of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since January 2020) and non-independent Alternate Secretary of Vale’s Business Risks Executive Committee - Compliance Risks, where he also holds the position of Risk manager (since April 2018); he has already held positions as: (i) Base Metals Budget, Performance, Energy and Businesses Manager (from June 2017 to April 2018); (ii) Base Metals Budget and Performance Manager (from May 2017 to June 2017); (iii) Process and Consolidation Budget and Performance (from February 2016 to May 2017); and (iv) Southeast America Budget and Capital Investments Manager (from January 2015 to February 2016). His professional experience in the last 5 years also include: (i) Full Member of the Finance Committee at Valia (since June 2016); (ii) Standing Vice-president of the Fiscal Council at PASA (SINCE November 2018); (iii) Alternate Member of Samarco’s Risk Committee (since November 2018); (iv) Visiting lecturer at COPPEAD UFRJ (since September 2014); and (v) Coordinator of the project Voluntário - Todos pelo Rio Doce (since December 2016). He holds a degree in Business Administration from the Universidade Federal do Rio de Janeiro (UFRJ) (July 2004). He completed an MBA in Finance at IBMEC (June 2006), a specialization course in Project Management in Vale (October 2010) and an Executive MBA in Coppead UFRJ in December 2011. Mr. Marcos Lewin has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Marcos Lewin has declared that he is not a politically exposed person as defined in the applicable regulations.

Rafael Gomes Martinez

034.006.577-00

Mr. Rafael Gomes Martinez is a non-independent alternate member of Vale’s Business Risks Executive Committee - Compliance Risk (since January 2020), where he also holds the position of Sustainability Strategy Executive Manager (since September 2019). His professional experience in the last 5 years includes: Strategic Planning Officer at GranEnergia (from April 2012 to September 2019). He holds a degree in Mechanical Engineering and Production Engineering from Pontifícia Universidade Católica do Rio de Janeiro (June 1996), and completed an Executive MBA in Finance at Fundação Getúlio Vargas (December 1997) and an Executive MBA in Marketing at IBMEC (October 1999), as well as a Master’s in International Education Policies at Harvard Graduate School of Education (June 2005). Mr. Rafael Gomes Martinez has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Rafael Gomes Martinez has declared that he is not a politically exposed person as defined in the applicable regulations.

Guilherme Alves de Melo

315.225.838-07

Mr. Guilherme Alves de Melo is a non-independent alternate member of Vale’s Business Risks Executive Committee - Operational Risks (since February 2020), where he also holds the position of Operations Support Manager (since October 2019); he has already had the positions of (i) Vale’s Environmental Analyst (from October 2011 and May 2018); and (ii) Environment Specialist (from May 2018 to November 2019). He holds a degree in Environmental Engineering from Faculdades Oswaldo Cruz (December 2008), and completed his Master’s in Industrial Chemical Processes at Instituto de Pesquisas Tecnológicas - IPT (June 2012). Mr. Guilherme Alves de Melo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Guilherme Alves de Melo has declared that he is not a politically exposed person as defined in the applicable regulations.

Michael Gerald Duffy

HK207423

Mr. Michael Gerald Duffy is a non-independent alternate member of Vale’s Business Risks Executive Committee - Operational Risks (since February 2020), where he also holds the position of Health, Safety, Environment and Risk Acting Officer (from March 2019); he has also previously held the following positions: (i) Base Metals and Safety Manager at Vale (from December 2018 to February 2019); (ii) Safety and Health Officer at Barrick Gold Corp (from September 2011 to February 2015); (ii) Health, Safety and Environment Officer at Canadian Solar Inc (from January 2016 and February 2017); and (iii) Health and Safety Officer at Teck Resources Ltd. (from March 2017 and November 2018). He holds a degree in Paramedic Program from Pre-Hospital Emergency Medical Care Centennial College (December 1991), being certified by the Canadian Registered Safety Professional Board of the Canadian Registered Safety Professionals (November 2006), and completed an MBA at the University of Fredericton, Sandermoen School of Business (November 2017). Mr. Michael Gerald Duffy has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Michael Gerald Duffy has declared that he is not a politically exposed person as defined in the applicable regulations.

Luke Thomas Mahony

PE0394847

Mr. Luke Thomas Mahony is a non-independent alternate member of Vale’s Business Risks Executive Committee - Geotechnical Risks (since February 2020), where he also had the position of Head of Technical Corporate Services at Vale Canada (since March 2019); he also held the following the following positions: (i) Resources Development, Long Term Planning and Continuous Improvement General Manager - Coal at Vale Moçambique (from July 2014 to July 2017); (ii) Planning, Programming, Maintenance Engineering and Projects - Coal at Vale Moçambique (from July 2017 to March 2018); and (iii) Planning and Coal Projects Executive Manager at Vale Moçambique (from January 2018 and March 2019). He holds a degree in Mining Engineering from the University of New South Wales (2002), and finished a Master’s in Finance at the University of New South Wales (2004), a Master’s in Mining Engineering at the University of New South Wales (2006), and a Master’s in Mining Geomechanical Engineering at the University of New South Wales (2011). Mr. Luke Thomas Mahony has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Luke Thomas Mahony has declared that he is not a politically exposed person as defined in the applicable regulations.

Carlos Eduardo Woelffel Martins

078.150.987-46

Mr. Carlos Eduardo Woelffel Martins is a non-independent alternate member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since February 2020), where he also holds the position of Planning and Financial Analysis Manager (since February 2019); he has previously held the position of: (i) Officer at Eastern Star Resources (since June 2019). He holds a degree in Accounting Sciences from the Universidade federal do Espírito Santo (November 2001), and completed a MBA in Controllership at Universidade de São Paulo (November 2003) and an MBA in Business Management at Fundação Dom Cabral (November 2011). Mr. Carlos Eduardo Woelffel Martins has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Carlos Eduardo Woelffel Martins has declared that he is not a politically exposed person as defined in the applicable regulations.

Cláudio Depes Tallon Netto

035.870.857-57

Mr. Cláudio Depes Tallon Netto is a non-independent alternate member of Vale’s Business Risks Executive Committee - Compliance Risks (since February 2020), and also holds the position of Maritime Contracts and Insurance Legal Manager (since 2008). He holds a degree in Law from the Universidade Federal do Espírito Santo (August 1996), and graduated in Maritime Transport and Law at Faculdade de Direito Vitória/Interação (December 1998). Mr. Cláudio Depes Tallon Netto has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Cláudio Depes Tallon Netto declared to be a politically exposed person, for his brother, Dilton Depes Tallon Netto is a public prosecutor in Vitória/ES, and his sister, Beatriz Depes Tall on Netto is an auditor at the Internal Revenue Service.

Karin Nunes Kern Rocha

086.709.477-06

Ms. Karin Nunes Kern Rocha is a non-independent alternate member of Vale’s Business Risks Executive Committee - Compliance Risks (since February 2020), where she also holds the position of Sanctions, Antitrust and Strategic Projects Manager (since May 2019); she has previously held the positions of Finance Operations Legal Specialist Technician at Vale (from May 2014 to May 2019). She holds a degree in Law from the Universidade Federal do Rio de Janeiro (March 2003). Ms. Karin Nunes Kern Rocha has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Karin Nunes Kern Rocha has declared that she is not a politically exposed person as defined in the applicable regulations

Mariana Correia Pereira

026.667.926-92

Ms. Mariana Correia Pereira is a non-independent alternate member of Vale’s Business Risks Executive Committee - Compliance Risks (since February 2020), where she also holds the position of Tax Risks and Guidance Manager (since June 2018); she has previously held the following position: (i) Lawyer and Legal Manager at Vale (from August 2004 to April 2016). Her professional experience in the last 5 years includes: (i) Tax Manager at Arcelor Mittal Brasil (from April 2016 to June 2018). She holds a degree in Law from Universidade Federal de Minas Gerais (July 2000), and completed a Master’s in Tax Law at the Universidade Federal de Minas Gerais (March 2005). Ms. Mariana Correia Pereira has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Mariana Correia Pereira stated that she is a politically exposed person, for her ex-husband Fabiano Abreu Pfeilsticker is a Labor Judge at the Minas Gerais Regional Labor Court.

Isabella Saboya de Albuquerque

017.919.007-55

Ms. Isabella Saboya de Albuquerque is an independent member of the Audit Committee (since March 2020). For further information, whereas Ms. Isabella Saboya de Albuquerque is a member of the Board of Directors, see item 12.5 / 6 of this Reference Form.

Luciana Pires Dias

251.151.348-02

Ms. Luciana Pires Dias is an independent member of the Audit Committee (since March 2020). Her experience in the last 5 years includes: (i) Member of the Audit Committee at Banco Nacional de Desenvolvimento Econômico e Social - BNDES (from April 2018 to November 2019); (ii) Member of the Technical Committee at CERC Serviços de Desenvolvimento de Sistemas para Recebíveis Ltda. (from February 2017 to September 2017), a Brazilian company in the finance sector, where she is also a Member of the Audit Committee (since September 2017); (iii) Professor at Fundação Getúlio Vargas (from August 2008 to February 2016, and since August 2017); (iv) Officer at the Comissão de Valores Mobiliários - CVM (from January 2011 to December 2015)), a federal autarchy responsible for regulating and inspecting the Brazilian securities market; (vi) Partner at Escritório L I Dias Advogados (since July 2016); (vii) Member of the Board of Directors of BNDES Participações S.A. (since February 2018); and (viii) Member of the Audit Committee at B3 S.A. - Bolsa, Brasil, Balcão (since September 2016). She holds a degree in Law from the Universidade de São Paulo in December 2000, where she also completed a Master’s (April 2005) and Doctorate (April 2014) in Commercial Law. She also completed the Master of Science of Law (J.S.M.) at the Stanford Law School in June 2005. Ms. Luciana Pires Dias has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, that she has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified her to practice any professional or commercial activity. Ms. Luciana Pires Dias has declared that she is not a politically exposed person as defined in the applicable regulations.

Sérgio Ricardo Romani

728.647.617-34

Mr. Sérgio Ricardo Romani is an independent member of the Audit Committee (March 2020), a finance/accountant specialist member. His experience in the last 5 years include: (i) Main Partner at SR Assessoria e Consultoria de Negócios Ltda. (since September 2019); and (ii) CEO Latin America South at Ernst & Young (a company where he worked from August 1983 to April 1995, and from December 1995 to September 2019). He holds a degree in Accounting Sciences from Universidade de Santa Úrsula (October 1989). Mr. Sergio Ricardo Romani has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Sérgio Ricardo Romani has declared that he is not a politically exposed person as defined in the applicable regulations.

Vagner Silva de Loyola Reis

992.523.177-91

Mr. Vagner Silva de Loyla Reis is not an independent member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since April 2020), where he also holds the position of Ferrous Products Value Chain Officer (since August 2017). His experience in the last 5 years include: (i) Member of the Board of Directors at Samarco Mineração S.A. (since July 2019); (ii) Internal Planning Executive Manager at Vale (from May 2015 to August 2017); and (iii) Ferrous Products Planning and Production Officer at Vale (from June 2013 to May 2015. He holds a degree in Industrial Chemistry from PUC/RJ (December 1990), and completed a specialization course in Business Management at Fundação Dom Cabral (October 1992). Mr. Vagner Silva de Loyola Reis has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Vagner Silva de Loyola Reis has declared that he is not a politically exposed person as defined in the applicable regulations.

Luiz Fernando Landeiro Junior

075.784.817-62

Mr. Luiz Fernando Landeiro Junior is not an independent member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since April 2020), of Vale’s Business Risks Executive Committee - Operational Risks (since August 2019) and of the Business Risks Executive Committee - Geotechnical Risks (since August 2019). His main professional experience in the last 5 years include: Vale’s Planning and Engineering Officer. Mr. Luiz Landeiro holds a degree in Civil Engineering from Universidade Federal do Rio de Janeiro (January 2001), and completed a graduation in Transportation Logistics at Universidade Federal do Espírito Santo (November 2003) and an MBA in Entrepreneurial Management at Fundação Dom Cabral (May 2006). Mr. Luiz Fernando Landeiro Junior has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Luiz Fernando Landeiro Junior has declared that he is not a politically exposed person as defined in the applicable regulations.

Marcos Guilherme Ruffeil Moreira

599.088.312-91

Mr. Marcos Guilherme Ruffeil Moreira is a non-independent alternate member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since April 2020), where he also holds the position of Production Planning and Logistics Capacity Manager (since February 2020). His experience in the last 5 years includes: (i) Strategic Planning Manager - Ferrous Products at Vale S.A. (From January 2018 to January 2019); and (ii) Strategic Planning and Coal Performance Manager at Vale Moçambique (from January 2013 to December 2017). He holds a degree in Mechanical Engineering from Universidade Federal do Pará (December 1999) and completed a Master’s in Production Engineering at PUC-RJ (March 2005). Mr. Marcos Guilherme Ruffeil Moreira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Marcos Guilherme Ruffeil Moreira has declared that he is not a politically exposed person as defined in the applicable regulations.

Bruno Araujo Perrota

071.317.947-32

Mr. Bruno Araujo Perrota is a non-independent alternate member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cyber Risks (since April 2020), where he also holds the position of Integrated Business Planning - Base Metals (IBP) Executive Manager (since June 2019). His experience in the last 5 years includes: (i) Global Integrated Planning Programme Senior Manager at Rio Tinto in Singapore (from January 2017 and December 2018); (ii) Global Integrated Planning - Projects Senior Manager at Anglo American in Johannesburg (in March 2017); and (iii) Global Logistics Projects Senior Manager at Anglo American in London (from March 2013 to March 2016). He holds a degree in Production Engineering from Universidade Federal do Rio de Janeiro (December 1998), and completed a Master’s in Transportation Engineering at COPPE, Universidade Federal do Rio de Janeiro (June 2003). Mr. Bruno Araujo Perrota has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Bruno Araujo Perrota has declared that he is not a politically exposed person as defined in the applicable regulations.

Roberto Mauro Di Biase Sampaio

007.478.727-67

Mr. Roberto Mauro Di Biase Sampaio is a non-independent alternate member of Vale’s Business Risks Executive Committee - Geotechnical Risks (since April 2020) and of Vale’s Business Risks Executive Committee - Operational Risks (since May 2020), where he holds the position of Health, Safety, Environment and Risks - Ferrous Products Executive Manager (since April 2020); he has already held the following positions: (i) Porto Norte Operations Executive Manager (from January 2015 to March 2020); (ii) Logistics Engineering Officer at Vale (from September 2012 to January 2015); (iii) Port Operations South (TIG, CBPS and ValeSul) General Manager (from January 2011 and September 2012); (iv)

Porto de Tubarão Operations General Manager (from October 2008 and January 2011); (v) Porto de Tubarão Operations Control Center Manager (from June 2007 and October 2008); and (vi) Pelletizing Engineer (from October 2004 to June 2007). He holds a degree in Industrial Metallurgical Engineering from Universidade Federal Fluminense - UFF (January 1995), an completed a graduation in Business Administration at Fundação Getúlio Vargas - FGV (December 2006). Mr. Roberto Mauro Di Biase Sampaio has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Roberto Mauro Di Biase Sampaio has declared that he is not a politically exposed person as defined in the applicable regulations.

Ricardo Batista Mendes

026.901.886.78

Mr. Ricardo Batista Mendes is a non-independent alternate member of Vale’s Business Risks Executive Committee - Compliance Risk (since April 2020), where he also holds the position of Energy Executive Manager (since May 2010). His main professional experience in the last 5 years include: (i) CEO at Vale Energia S.A. (since May 2010); (ii) Vice Chairman of the Board of Directors of ABRACE - Brazilian Association of Large Power Consumers (since February 2020); (iii) Director at Aliança Geração S.A., a company in the power generation sector (since February 2015); (iv) Director at Norte Energia S.A., a company in the electric power generation (since July 2011); and (v) Director at ABIAPE - Brazilian Association for the Energy Investors (since June 2010). He holds a degree in Electrical Engineering from Universidade Federal de Minas Gerais (April 1998) and completed a specialization course in Business Management at Fundação Dom Cabral - FDC (February 2005). Mr. Ricardo Batista Mendes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, that he has had no convictions in administrative proceedings of the Securities Commission, or any convictions by a final decision, at the judicial or administrative level, that have suspended or disqualified him to practice any professional or commercial activity. Mr. Ricardo Batista Mendes has declared that he is not a politically exposed person as defined in the applicable regulations.

Glauco Vinícius de Oliveira Gonçalves

992.440.636-20

Mr. Glauco Vinícius de Oliveira Gonçalves is a non-independent alternate member of Vale's Business Risks Executive Committee – Geotechnical (since April 2020), where he also holds the position of Strategy, Participation and New Business Manager (since August 2019), and has held the following positions: (i) Engineering, Operation, Socio-environmental and S&S General Manager (from February 2012 to December 2014); (ii) Management Manager of Energy Consortia Management Manager (from May 2010 to January 2012); and (iii) Financial Economic Analyst (from August 2003 tp January 2007). His main professional experiences in the last 5 years include: (i) Full Member of the Board of Directors (since August 2019), (ii) Operation Officer (from August 2014 to July 2019), (iii) Full Member and Coordinator of the Financial Committee (since July 2019), (iv) Full Member of the Strategic Committee (since July 2019), (v) Alternate Member of the Management and Corporate Development Committee (since July 2019) , (vi) Full Member of the Audit Committee (since July 2019) and (vii) Alternate Member of the Electric Energy Trading Committee (since July 2019) of Aliança Geração de Energia S.A., a company in which Vale holds interest; (viii) Full Member of the Board of Directors (since August 2019) and (ix) Officer without specific designation (since July 2019) of Aliança Norte Energia Participações S.A., a company in which Vale holds interest; (x) Officer without specific designation (from August 2016 to August 2019) of Mantiqueira PCHS Participações S.A., a wind energy company, in which Vale has an indirect interest; (xi) Officer without specific designation (from January 2016 to January 2019) of Aliança Eólica Santo Inácio Participações S.A., in which Vale has an indirect interest; (xii) Full Member of the Deliberative Council (from May 2012 to February 2015) of the Consortium of the Aimorés Hydroelectric Power Plant- Eliezer Batista Hydroelectric Plant, in which Vale holds interest; (xiii) Alternate Member of the Deliberative Council (since August 2019), (xiv) Full Member of the Deliberative Council (between April 2012 and July 2019) and (xv) Implementation Officer (from June 2014 to June 2017) of the Candonga Consortium, in which Vale holds interest; (xvi) Full Member of the Deliberative Council (between June 2012 and July 2019) of the Capim Branco Energia Consortium, in which Vale holds an indirect interest; (xvii) Full Member of the Deliberative Council (from June 2012 tp February 2015 and since August 2019) of the Estreito Energia Consortium – CESTE, in which Vale holds interest; (xviii) Full Member of the Deliberative Council (from May 2012 to and August 2019) of the Igarapava Hydroelectric Power Plant Consortium, in which Vale holds indirect interest; (xix) Full Member of the Plenary Council of the Management Committee (from December 2012 to December 2014 and since August 2019) of the Machadinho Hydroelectric Consortium, in which the Company holds interest; (xx) Alternate Member of the Deliberative Council (since August 2019) of the GESAI Consortium - Santa Isabel, in which Vale holds interest; and (xxi)

Full Member of the Deliberative Council (from May 2012 to July 2019) of the Porto Estrela Hydroelectric Exploitation Consortium, in which Vale holds interest. For more information, see item 12.12 of this Reference Form.

12.9 - Existence of a marital relationship, common-law marriage or kinship until the 2nd degree related to the officers of the issuer,subsidiaries and controllers

Justification for not filling the table:

All members of Vale's Board of Directors, Board of Executive Officers and Fiscal Council have stated individually and for all legal purposes that there is no marital relationship, common-law marriage or kinship relationship between them and (i) other officers of Vale; (ii) officers of the direct or indirect subsidiaries of Vale; (iii) direct or indirect companies directly or indirectly controlled by Vale; and (iv) the officers of Vale's direct and indirect controlling companies.

Moreover, all members of the Board of Directors, Board of Executive Directors and Fiscal Council of the direct and indirect subsidiaries of Vale have declared, individually and for all legal purposes, that there is no marital relationship, common-law marriage or kinship up to the second degree between them and direct or indirect controllers of Vale.

12.10 - Subordination relationships, provision of services or contron between administrators and subsidiaries, controllers and others

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
Arthur Prado Silva	991.897.047-20	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. Arthur Prado Silva is Executive Manager at the Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, who holds an indirect participation in the Company through Litel Participações S.A. and Litela Participações S.A., which, in turn, are signatories to Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of the Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2018
Issuer manager
Arthur Prado Silva	991.897.047-20	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. Arthur Prado Silva is Executive Manager at Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, which holds an indirect participation in the Company through Litel Participations S.A. and Litela Participações S.A., which, in turn, are signatories of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of the Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2017
Issuer manager
Arthur Prado Silva	991.897.047-20	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. Arthur Prado Silva is Executive Manager at Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, which holds an indirect participation in the Company through Litel Participations S.A. and Litela Participações S.A., which, in turn, are signatories of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of the Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
José Maurício Pereira Coelho	853.535.907-91	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. José Maurício Pereira Coelho is CEO OF Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, which holds an indirect participation in the Company through Litel Participações S.A and Litela Participações S.A., which, in turn, are signatories of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of the Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2018
Issuer manager
José Maurício Pereira Coelho	853.535.907-91	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. José Maurício Pereira Coelho is President of Banco do Brasil Employees' Pension Fund – PREVI, which holds an indirect interest in the Company through Litela Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of the Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
Oscar Augusto Camargo Filho	030.754.948-87	Provision of Services	Direct Controller
Director

Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75

Note

Mr. Oscar Augusto Camargo Filho é Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting service provision agreement with Mitsui & Co., Ltd., which in turn is a Company shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2018
Issuer manager
Oscar Augusto Camargo Filho	030.754.948-87	Provision of Services	Direct Controller
Director
Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75

Note

Mr. Oscar Augusto Camargo Filho é Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting service provision agreement with Mitsui & Co., Ltd., which in turn is a Company shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Social Exercise 12/31/2017
Issuer manager
Oscar Augusto Camargo Filho	030.754.948-87	Provision of Services	Direct Controller
Director
Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75

Note

Mr. Oscar Augusto Camargo Filho é Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting service provision agreement with Mitsui & Co., Ltd., which in turn is a Company shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function

Reporting Year 12/31/2019
Issuer manager
Ivan Luiz Modesto Schara	888.693.267-72	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. Ivan Luiz Modesto Schara is Executive Manager at Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, which holds an indirect participation in the Company through Litel Participações S.A. and Litela Participações S.A., which, in turn, are signatories of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of the Reference

Form

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2018
Issuer manager
Ivan Luiz Modesto Schara	888.693.267-72	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. Ivan Luiz Modesto Schara is Executive Manager at Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, which holds an indirect participation in the Company through Litel Participações S.A. and Litela Participações S.A., which, in turn, are signatories of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of the Reference

Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2017
Issuer manager
Ivan Luiz Modesto Schara	888.693.267-72	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. Ivan Luiz Modesto Schara is Executive Manager at Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, which holds an indirect participation in the Company through Litel Participações S.A. and Litela Participações S.A., which, in turn, are signatories of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of the Reference

Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
Hugo Serrado Stoffel	304.429.237-91	Provision of Services	Direct Controller
Director
Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75

Note

Mr. Hugo Serrado Stoffel is Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting services provision agreement with Mitsui & Co., Ltd., which in turn is a Company’s shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2018
Issuer manager
Hugo Serrado Stoffel	304.429.237-91	Provision of Services	Direct Controller
Director
Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75

Note

Mr. Hugo Serrado Stoffel is Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting services provision agreement with Mitsui & Co., Ltd., which in turn is a Company’s shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Social Exercise 12/31/2017
Issuer manager
Hugo Serrado Stoffel	304.429.237-91	Provision of Services	Direct Controller
Director
Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75
Note

Mr. Hugo Serrado Stoffel is Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting services provision agreement with Mitsui & Co., Ltd., which in turn is a Company’s shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
Eduardo de Oliveira Rodrigues Filho	442.810.487-15	Provision of Services	Direct Controller
Director
Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75

Note

Mr. Eduado de Oliveira Rodrigues Filho is Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting services provision agreement with Mitsui & Co., Ltd., which in turn is a Company’s shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2018
Issuer manager
Eduardo de Oliveira Rodrigues Filho	442.810.487-15	Provision of Services	Direct Controller
Director
Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75

Note

Mr. Eduardo de Oliveira Rodrigues Filho is Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting services provision agreement with Mitsui & Co., Ltd., which in turn is a Company’s shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2017
Issuer manager

Eduardo de Oliveira Rodrigues Filho	442.810.487-15	Provision of Services	Direct Controller
Director
Related person
CWH Consultoria em Gestão Empresarial	26.703.816/0001-75

Note

Mr. Eduardo de Oliveira Rodrigues Filho is Managing Partner at CWH Consultoria em Gestão Empresarial, which holds a consulting services provision agreement with Mitsui & Co., Ltd., which in turn is a Company’s shareholder and signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
Johan Albino Ribeiro	001.307.978-63	Subordination	Direct Controller
Director
Related person
Bradespar	03.847.461/0001-92

Note

Mr. Johan Albino Ribeiro is a Bradespar Officer, which holds participation in the Company and is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Social Exercise 12/31/2018
Issuer manager
Johan Albino Ribeiro	001.307.978-63	Subordination	Direct Controller
Director
Related person
Bradespar	03.847.461/0001-92

Note

Mr. Johan Albino Ribeiro is a Bradespar Officer, which holds participation in the Company and is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2017
Issuer manager

Johan Albino Ribeiro	001.307.978-63	Subordination	Direct Controller
Director
Related person
Bradespar	03.847.461/0001-92

Note

Mr. Johan Albino Ribeiro is a Bradespar Officer, which holds participation in the Company and is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
José Luciano Duarte Penido	091.760.806-25	Subordination	Direct Controller
Director
Related person
Fibria Celulose	60.643.228/0001-21

Note

Mr. José Luciano Duarte Penido was Chairman of the Board of Fibria Celulose, whose controlling shareholder was Banco Nacional de Desenvolvimento Social - BNDES, which holds participation in the Company and is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2018
Issuer manager
José Luciano Duarte Penido	091.760.806-25	Subordination	Direct Controller
Director
Related person
Fibria Celulose	60.643.228/0001-21

Note

Mr. José Luciano Duarte Penido was Chairman of the Board of Fibria Celulose, whose controlling shareholder was Banco Nacional de Desenvolvimento Social - BNDES, which holds participation in the Company and is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2017
Issuer manager
José Luciano Duarte Penido	091.760.806-25	Subordination	Direct Controller

Director
Related person
Fibria Celulose	60.643.228/0001-21

Note

Mr. José Luciano Duarte Penido was Chairman of the Board of Fibria Celulose, whose controlling shareholder was Banco Nacional de Desenvolvimento Social - BNDES, which holds participation in the Company and is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
Marcel Juviniano Barros	029.310.198-10	Subordination	Direct Controller
Director
Related person
Marcel Juviniano Barros	00.743.065/0001-27

Note

Mr. Marcel Juviniano Barros is an Officer at Litel Participações S.A., which, in turn, is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in the Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2018
Issuer manager
Marcel Juviniano Barros	029.310.198-10	Subordination	Direct Controller
Director
Related person
Marcel Juviniano Barros	00.743.065/0001-27

Note

Mr. Marcel Juviniano Barro is an Officer at Litel Participações S.A., which, in turn, is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in the Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2017
Issuer manager
Marcel Juviniano Barros	029.310.198-10	Subordination	Direct Controller
Director
Related person

Marcel Juviniano Barros	00.743.065/0001-27

Note

Mr. Marcel Juviniano Barro is an Officer at Litel Participações S.A., which, in turn, is a signatory of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in the Reference Form.

Identification	CPF/CNPJ	Type of relationship of the Management member with the related person	Type of related person
Position/Function
Reporting Year 12/31/2019
Issuer manager
João Ernesto de Lima Mesquita	003.586.467-23	Subordination	Indirect Controller
Director
Related person
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482 / 0001-24

Note

Mr. João Ernesto de Lima Mesquita is an Executive Manager at the Investment Directorship of Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, which holds an indirect participation in the Company through Litel Participações S.A. and Litela Participations S.A., which, in turn, are signatories of Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in the Reference Form.

12.11 - Agreements, including insurance policies, for payment or reimbursement of expenses borne by directors

D&O

Vale maintains a Global Liability Insurance Policy for Directors and Administrators (D&A) with global coverage, contracted with a group of insurers and reinsurers led by Zurich Minas Brasil Seguros S/A, upon payment of a premium of USD 8,078,000,00, which is effective from October 31, 2019 until October 31, 2020, with the total indemnity limit corresponding to US$ 50 million. This insurance extends to the members of the Board of Directors, Board of Executive Officers, Fiscal Council and any other statutory body, as well as some employees at strategic/managerial levels, both of the Company and its subsidiaries ("Insured").

The purpose of the insurance is to pay financial losses arising from claims against the Insured due to wrongful acts or omissions that may occur in the performance of his/her duties. Said policy, in addition to comprising the repair of damages caused to third parties, to Vale and its subsidiaries by charges made by government agencies, also covers agreements previously authorized by the insurer with the purpose of closing administrative or judicial proceedings. The coverage of the policy also extends to the payment of defense costs of the Insured, as and when due. In addition to the aforementioned coverages, the insurance provides additional guarantees for cases of liability that may affect spouses, heirs, successors, legal representatives and people appointed by Vale to act as Management Members of external entities.

In addition, the policy also guarantees coverage for fines and civil and administrative penalties, liability for environmental damages, freeze of assets and online attachment, and also exclusive coverage for executives from claims in the stock market. Other limitations and exclusions applied are consistent with current market conditions.

Fines covered by the D&O policy refer to civil and administrative proceedings.

Regarding the agreements, the coverage envisaged aims to close the process and all the amounts included in the agreement are subject to coverage in the policy, provided they have prior consent and express agreement of the insurer.

Indemnity Agreement

In support to D&O, Vale also enters into an Indemnity Agreement with members of the Board of Directors and Executive Officers (“Directors”) and Extraordinary Independent Advisory Committees (“CIAE Members” and “CIAEs” respectively.) By means of such agreements, the Company has committed to guarantee and bear (i) the reasonable expenses that said Administrators and Members of the CIAEs are likely to incur; and (ii) the amounts that they are ordered to pay; by virtue of an investigation, arbitration and/or judicial administrative proceedings due to an act or omission practiced exclusively in the exercise of their duties at Vale and/or any of its subsidiaries/affiliates, as the case may be, provided that the Administrator or Member of the CIAEs has performed such act or omission in good faith and in Vale's best interest. The indemnity includes, but is not limited to, all legal and/or administrative expenses, as well as any amounts due as damages, interest and fines.

It is important to note that the Indemnity Contracts do not cover fraud, bad faith, misuse of purpose, any willful act or characterized as a willful crime, a liability lawsuit filed by Vale against the Administrator or Member of the CIAEs, a lawsuit filed by the Member Administrator of CIAEs against Vale, the practice of indiscipline or insubordination or abandonment of the position by the Administrator and indemnity, expenses or amounts paid to the Administrator within the scope of the applicable coverage of any D&A policy.

As of April 9, 2020, an Indemnity Policy was approved, through which principles, guidelines, limits and procedures were established that shall govern Vale's indemnity commitments, including the Draft Indemnity Contract to be formalized with the beneficiaries, as defined in the policy. As provided for in the aforementioned Policy, Vale will keep the beneficiaries free of any expenses that are proven to incur or for amounts that are imposed on them due to inquiries, administrative, arbitration and/or judicial proceedings that are instituted or brought against them, for collection of corporate debts or obligations of Vale and/or as a result of any act or omission arising directly from regular management acts or the performance of their functions in Vale and/or its subsidiaries/affiliates and/or in an entity in which Vale holds direct or indirect interest, provided that the beneficiaries have performed such an act or incurred such omission in good faith and aiming at Vale's best interest.

The Indemnity Policy also includes the exclusive cases that will not give rise to the beneficiaries' indemnity described in the second paragraph of letter (c) below.

a)       for which reason the company preferred the indemnity contract instead of entering into a civil liability insurance contract with similar coverage (CVM Procedure No. RJ2009/8316)

Vale opted to grant indemnity commitments because they have a wider coverage than the D&Os available on the market, in order to attract and retain qualified professionals and ensure that such people have the security and serenity necessary for the good performance of their duties.

b)       the quoted amount of civil liability insurance premium that provides coverage similar to the indemnity contract

The Company has not budgeted civil liability insurance that provides coverage similar to the indemnity commitments, as it understands that the Indemnity Agreement is complementary to the D&O.

c)        whether the guarantee offered by the indemnity contract includes the payment or reimbursement of indemnities that the management members are obligated to pay when they are liable for damages caused to third parties as a result of willful misconduct or any unlawful acts committed prior to the provision of the contract

The coverage offered under the Indemnity Contracts entered into with the Administrators and the Members of CIAEs only extends to the acts performed by them in good faith and in the best interest of the Company, not covering fraud, bad faith, misuse of purpose, any intentional act or typified as intentional crime, liability lawsuit filed by Vale against the Administrator or Member of CIAEs, proceeding brought by the Administrator or Member of CIAEs against Vale, practice of indiscipline or insubordination or abandonment of the position by the Administrator and indemnity, expenses or amounts paid to the Administrator within the scope of the applicable coverage of any D&A policy.

As of April 9, 2020, the indemnity commitments provided for in the Indemnity Policy have the following exclusions: (i) active or passive conduct of the beneficiary that constitutes bad faith, serious fault or through fraud, misuse of purpose, disclosure of strategic and confidential information against Vale's interests, or outside the sphere of competence of the position for which they were elected or of the function exercised; (ii) willful act classified as a willful crime in a final, judicial or administrative decision; (iii) act in self-interest or in the interests of third parties, to the detriment of Vale's interests; (iv) act outside the exercise of duties as a manager or employee or representative, as the case may be; (v) liability lawsuit filed by Vale against the administrator or any lawsuit filed by Vale against the employee or representative; (vi) legal proceeding or arbitration proceeding filed by the beneficiary against Vale, except to the extent that such proceeding filed by the beneficiary is intended to enforce the terms of the Policy and/or the respective Indemnity Contract and is deemed valid in favor of the beneficiary by a final court decision or arbitration award that has not been annulled by a later decision, in which case Vale will only indemnify the beneficiary after the final decision or arbitration award; and (vii) the practice of (a) an act of serious and repeated indiscipline or insubordination or those that have given rise to the commitment to indemnify; or (b) leaving office.

In addition, under the terms of the Indemnity Policy, if it remains proven by a final arbitration, judicial or administrative decision that the beneficiary's act or omission is not subject to indemnification under any of the exclusions mentioned above, the effects of the obligations of Vale related to the Process, the Beneficiary being obliged to reimburse Vale for all amounts disbursed or incurred in the course of the Process or for closing it, within 10 (ten) business days after Vale's notification to that effect.

d)       whether the guarantee offered by the indemnity contract includes the payment or reimbursement of fines resulting from conviction in criminal proceedings or in administrative proceedings or fines provided for in agreements for the termination of administrative processes supported by the management members

The Indemnity Agreements entered into by Vale do not allow the payment or reimbursement of amounts resulting from the conviction of the Directors or CIAEs’ Members in criminal action. In the event of conviction in administrative proceedings or signature of agreements for their closure, the reimbursement of amounts or payment of indemnities to the Directors is permitted provided that the action or omission has occurred in good faith and in the best interest of the Company and does not fit in cases of exclusion from the guarantee.

Judicial or out-of-court settlements or letters of agreement with the Director or CIAE Member may only be indemnified if he/she has been previously authorized in writing by Vale.

e)       in case of a positive response to at least one of the two previous items, why management believes that such a guarantee would be in the best interest of the company

Not applicable, considering the information provided in items "c" and "d" above.

f)       the main clauses contained in the indemnity contract, including the overall or annual limit of coverage guaranteed to beneficiaries, where applicable, as well as the period of coverage set out in said document

The main clauses of the Indemnity Contracts entered into provide for: (i) the coverage depth; (ii) the hypothesis of exclusion from coverage; (iii) the duration of the coverage, which includes, also, the proceedings initiated after the end of the term of administration of the Administrator or of the Member of CIAEs, provided that the act questioned has been practiced during the exercise of their position; (iv) the procedure for sponsoring the administrator's defense; (v) the subrogation of Vale in case of reimbursement by the D&A Insurance Policy. Finally, the Indemnity Contract entered into by Vale does not provide for a global or annual coverage limit.

As of April 9, 2020, the Indemnity Policy also establishes in the above paragraph (i) the coverage depth; (ii) the exclusion hypothesis; (iii) the term of coverage, which includes, even, the proceedings initiated after the end of the exercise of the position, provided that the act questioned has been practiced during the exercise of their position; (iv) the procedure for triggering the contract and the indemnity commitment, which establishes a mechanism to remove conflict of interests; (v) the subrogation of Vale in case of reimbursement by the D&A Insurance Policy; (vi) that all decisions taken by the Board of Directors regarding the granting of new contracts or indemnity commitments or the execution of the procedures for triggering the indemnity contracts must be substantiated and recorded in the minutes of the body's meeting

In addition, it also provides that the global annual coverage of up to USD 200,000,000.00 applicable to the set of (i) employees based in the geotechnical area and/or who act attesting to the stability of geotechnical structures in their operations or those of their subsidiaries (ii) of the employees responsible for declaring Vale's mineral resources and reserves ("competent" or "qualified person" before the Securities and Exchange Commission); and (iii) of the persons appointed by Vale or its subsidiaries for the position of administrator, member of the Fiscal Council and/or member of the advisory committee in entities in which Vale holds a direct or indirect interest, which are directly responsible for actions related to the regular exercise of the functions of the position they occupy; as well as providing logistical support necessary for their participation in administrative and judicial investigations, subject to other terms and conditions of the Policy.

g)       which body of the company is competent to determine the payment or reimbursement that the management members are entitled to under the indemnity contract and how that body will deal with the conflicts of interest inherent to the decision

The notifications regarding Indemnity Contracts entered into between Vale and any members of the Board of Directors or Board of Executive Officers shall be forwarded to the Board of Directors for resolution. Under the terms of the Related Party Transactions Policy, the member of the Board of Directors involved should step away, even physically, from any discussions in the Board of Directors on the subject. For further information on the Related Party Transactions Policy see item 16.1 of this Reference Form. The Board of Directors will assess whether the CIAE Members fall under the aforementioned exclusions.

As of April 9, 2020, the Indemnity Policy provides that beneficiaries must notify Vale of a decision that determines the payment or refund provided for in the Indemnity Contract, by means of a written communication sent to Vale's General Advisor. Once notification of a process has been received, it will be the responsibility of Vale's General Counsel to verify whether the beneficiary's act is liable to be covered under the terms of the Policy and/or the Indemnity Agreement, including whether there is an unequivocal framework in any of the excluders. In the event that the Beneficiary is the acting General Counsel himself, he must forward his request to the Board of Executive Officers of Vale, which will carry out the verification and classification. Vale's General Counsel may, in exceptional cases or that present some ambiguity, submit the request to analysis and resolution: (i) of Vale's Board of Directors, in cases where the beneficiary is a member of the Board of Directors, Executive Officer or member of the Advisory Committee to Vale's Board of Directors or member of the Fiscal Council, subject to the procedures on conflict of interest contained in Vale's Policy on Transactions with Related Parties; and (ii) the Executive Board, in the event that the beneficiary is a former General Counsel.

In the event that (i) more than half of the members of the Board of Directors are part of the proceeding in question, or (ii) there is a divergent vote on the classification of the act as subject to indemnity by five (5) Directors or one third (1/3) of the Executive Officers, as the case may be; Vale must submit the request to the analysis and decision of an independent third party that is impartial and has an unblemished reputation and robust legal experience, whose name will be indicated by Vale's General Counsel and approved, as the case may be, by non-conflicting Directors or by the Executive Board. The decision of such an independent third party will bind the parties.

Decisions on requests made must be substantiated and take into account the act or omission of the beneficiary that gave rise to the proceeding in question, as well as all information and elements available at the time of the decision.

12.12 - Other Relevant Information

Additional information on item 12.1

Board of Directors and Fiscal Council

In reporting period 2019, 2 participations of the Fiscal Council were scheduled and held at meetings of the Board of Directors, as well as provided for the reporting period of 2018 and 4 participations of the Fiscal Council at meetings of the Board of Directors.

Board of Executive Officers and Statutory Audit Committee

As mentioned in Item 12.1 (a) (ii) of this Reference Form, the Board of Directors decided to install the Audit Committee at a meeting on March 11, 2020.

Under the terms of articles 19 to 21 of Vale’s Bylaws, the rules regarding the functioning and attributions of this Committee shall be defined by the Board of Directors and set forth in the Bylaws of the Committee.

For the fiscal year 2020, Executive Directors are expected to participate in 2/3 of the meetings of the Statutory Audit Committee.

Additional information on item 12.5/6

Investiture date

The following members of the Company’s Board of Directors and Fiscal Council elected at the Annual Meeting held on April 30, 2020 have not yet taken office. This Reference Form will be updated, as applicable, when they take office.

•	Ivan Luiz Modesto Schara;
•	Ken Yasuhara;
•	Toshiya Asahi; and
•	Nuno Maria Pestana de Almeida Alves.

Curriculum

Due to restrictions of the system, the following is the full resume of Mr. Marcelo Gasparino da Silva:

Marcelo Gasparino da Silva

807.383.469-34

He is an independent member of Vale's Board of Directors (since May 2020), where he also held the positions of independent alternate member of the Board of Directors (between May 2019 and April 2020) and an alternate member of the Board of Directors ( between May 2016 and April 2017). His main professional experiences in the last 5 years include: (i) Fiscal Advisor of Petróleo Brasileiro S.A – Petrobras, a company with a publicly held petrochemical and energy sector (since April 2019); (ii) Board Member of Kepler Weber S.A., a publicly held company in the field of industry and trade in products and raw materials related to metallurgy, import and export, service provision, trade in products destined to agroindustry (since April 2019), (iii) Member of the Board of Directors (since 2019) of Companhia Energética de Minas Gerais – CEMIG, a public company in the energy distribution industry; (iv) Chairman of the Board of Directors (since April 2018) of ETERNIT S.A., a publicly traded company specialized in various activities such as the exploitation of agricultural activities, purchase and sale of gold, industrialization of cement, concrete, gypsum products, among others; (v) Director of Companhia Catarinense de Águas e Saneamento - CASAN, a company in the sanitation sector (from May 2019 to February 2020); (vi) Member of the Board of Directors of Centrais Elétricas Brasileiras de Santa Catarina – CELESC, holding company of the energy sector (from April 2018 to April 2019); (vii) Fiscal Advisor of Petróleo Brasileiro S.A – Petrobras, a company with a publicly held petrochemical and energy sector (April 2017 to April 2018); (viii) Advisor of Battistella S.A., a publicly held company in the port logistics, heavy goods and forestry sectors (April 2016 to April 2017); (ix) Director (from April 2016 to April 2017) of Eletrobras, a publicly held company in the electricity sector; (x) Independent member of the Board of Directors (between April 2016 and April 2018) of AES Eletropaulo, a publicly held company in the energy sector; (xi) Director (April 2015 to April 2016) of Usiminas, a publicly held company in the steel industry; (xii) Member of the Board of Directors (between April 2015 and April 2016) of Bradespar, a publicly held company in the investment sector. He graduated in Law at Universidade Federal de Santa Catarina in January 1995, receive a postgraduation degree in Corporate Tax Management at Fundação ESAG - ÚNICA in 2000. Mr. Marcelo Gasparino da Silva has stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo Gasparino da Silva declared to be a person exposed politically due to the exercise of the positions of (i) Member of the Board of Directors of Eletrobras (from May 2016 to July 2016); (ii) Member of the Board of Directors of CEMIG (since May 2016); (iii) Member of the Board of Directors of CELESC (May 2018 to March 2019); and (iv) Member of the Fiscal Council of Petrobras (since May 2019). Mr. Marcelo Gasparino da Silva is an independent member of the Company’s Board of Directors in accordance with the Independence Criteria of Novo Mercado Listing Regulation.

Additional information on item 12.7/8

Due to restrictions of the system, the following is the full resume of Mr. Glauco Vinícius de Oliveira Gonçalves:

Glauco Vinícius de Oliveira Gonçalves 992.440.636-20

Mr. Glauco Vinícius de Oliveira Gonçalves is a non-independent alternate member of Vale's Executive Committee on Business Risks – Geotechnical (since April 2020), where he also holds the position of Strategy, Participation and New Business Manager (since August 2019), and has held the following positions: (i) General Manager of Engineering, Operation, Socio-environmental and S&S (between February 2012 and December 2014); (ii) Management Manager of Energy Consortia (between May 2010 and January 2012); and (iii) Financial Economic Analyst (between August 2003 and January 2007). His main professional experiences in the last 5 years include: (i) Full Member of the Board of Directors (since August 2019), (ii) Operation Officer (between August 2014 and July 2019), (iii) Full Member and Coordinator of the Financial Committee (since July 2019), (iv) Full Member of the Strategic Committee (since July 2019), (v) Alternate Member of the Management and Corporate Development Committee (since July 2019) , (vi) Full Member of the Audit Committee (since July 2019) and (vii) Alternate Member of the Electric Energy Trading Committee (since July 2019) of Aliança Geração de Energia S.A., a company in which Vale holds interest; (viii) Full Member of the Board of Directors (since August 2019) and (ix) Officer without specific designation (since July 2019) of Aliança Norte Energia Participações S.A., a company in which Vale holds interest; (x) Officer without specific designation (between August 2016 and August 2019) of Mantiqueira PCHS Participações S.A., a wind energy company, in which Vale has an indirect interest; (xi) Officer without specific designation (between January 2016 and January 2019) of Aliança Eólica Santo Inácio Participações S.A., in which Vale has an indirect interest; (xii) Full Member of the Deliberative Council (between May 2012 and February 2015) of the Consortium of the Aimorés Hydroelectric Power Plant- Eliezer Batista Hydroelectric Plant, in which Vale holds interest; (xiii) Alternate Member of the Deliberative Council (since August 2019), (xiv) Full Member of the Deliberative Council (between April 2012 and July 2019) and (xv) Implementation Officer (between June 2014 and June 2017) of the Candonga Consortium, in which Vale holds interest; (xvi) Full Member of the Deliberative Council (between June 2012 and July 2019) of the Capim Branco Energia Consortium, in which Vale holds an indirect interest; (xvii) Full Member of the Deliberative Council (between June 2012 and February 2015 and since August 2019) of the Estreito Energia Consortium – CESTE, in which Vale holds interest; (xviii) Full Member of the Deliberative Council (between May 2012 and August 2019) of the Igarapava Hydroelectric Power Plant Consortium, in which Vale holds indirect interest; (xix) Full Member of the Plenary Council of the Management Committee (between December 2012 and December 2014 and since August 2019) of the Machadinho Hydroelectric Consortium, in which the Company holds interest; (xx) Alternate Member of the Deliberative Council (since August 2019) of the GESAI Consortium - Geração Santa Isabel, in which Vale holds interest; and (xxi) Full Member of the Deliberative Council (between May 2012 and July 2019) of the Porto Estrela Hydroelectric Exploitation Consortium, in which Vale holds interest. Graduated in Accounting Sciences in the Federal University of Paraná in December 2001. He completed an MBA in Financial Management and Controllership at Fundação Getúlio Vargas in August 2003 and executive MBA in Consortium at Fundação Dom Cabral in February 2014. He also holds a Master's degree in Business Administration in Fundação Cultural Dr. Pedro Leopoldo, completed in March 2005, having as concentration area "Innovation and Competitiveness Management" and as a research line "Business Management and Competitiveness - People Management". Mr. Yoshitomo Nishimitsu has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Glauco Vinícius de Oliveira Gonçalves declared that he was not a politically exposed person, as defined in the applicable regulations.

Independent Extraordinary Advisory Committees to the Board of Directors

Pursuant to art. 19 of the Company's Bylaws, the rules regarding the functioning and attributions of each CIAE shall be defined by the Board of Directors and established in the Internal Regulations of the respective CIAE, as described below:

CIAE for Dam Safety:

The CIAE Internal Regulations on Dam Safety were approved at the Board of Directors' Meeting, held on April 10, 2019 and are available for consultation on the CVM (www.cvm.gov.br) and Company websites (http://www.vale.com/brasil/pt/investors/corporate-governance/board-committees-councils/paginas/default.aspx).

Pursuant to its internal regulations, it is incumbent upon the CIAE for Dam Safety:

I.	to analyze the current safety conditions of the dams and dikes located in Brazil used by the Company in its activities, with priority for structures raised using the upstream method and those located in an area of attention, in order to diagnose any measures to be taken to reinforce such security conditions and recommend its adoption by the Company, based on the most advanced national and international methodologies;

II.	to examine the action plans proposed by the Company's management regarding the safety of the Dams used by the Company (“Action Plans") and the governance related to safety management and the Action Plans and to recommend measures for their improvement;

III.	to receive periodic reports from the Company's management on the fulfillment of the Action Plans and on the adoption of the measures recommended by the Committee;

IV.	to report to the Board of Directors, through reports and presentations, the development of the activities of the Committee; and

V.	to provide the Board of Directors with a report with recommendations on measures to be taken to strengthen the safety conditions of Dams.

At the Company's Board of Directors' Meeting held on March 11, 2020, the maintenance and continuity of the activities of the Dam Safety CIAE was approved.

Additional information on the participation of members of the board of Executive Officers and fiscal council of the Company in meetings held by the respective body (item 12.6)

Board of Directors	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Director	% of member's participation in meetings held after divestiture
Arthur Prado Silva	16	0%
Lucio Azevedo	16	75%
Iran da Cunha Santos	16	6%
José Maurício Pereira Coelho	16	100%
Eduardo de Oliveira Rodrigues Filho	16	100%
Oscar Augusto Camargo Filho	16	94%
José Luciano Duarte Penido	16	100%
Marcia Fragoso Soares	16	0%
Ivan Luiz Modesto Schara	16	0%
Johan Albino Ribeiro	16	0%
Marcel Juviniano Barros	16	100%
Fernando Jorge Buso Gomes	16	94%
Sandra Maria Guerra de Azevedo	16	100%
Isabella Saboya de Albuquerque [22]	16	44%
Toshiya Asahi	16	94%
Hugo Serrado Stoffel	16	0%
Adriano Cives Seabra	16	50%
Marcelo Gasparino da Silva	N/A	N/A
Ken Yasuhara	16	0%
Roger Allan Downey	N/A	N/A
Murilo César Lemos dos Santos Passos	N/A	N/A
João Ernesto De Lima Mesquita	N/A	N/A
Nuno Maria Pestana De Almeida Alves	N/A	N/A

22 Counselor Isabella Saboya de Albuquerque was on sick leave from August 1, 2019 to February 1, 2020.

Fiscal Council	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Director	% of member's participation in meetings held after divestiture
Marcus Vinícius Dias Severini	11	100%
Marcelo Amaral Moraes	11	100%
Marcos Prado Troyjo	11	55%
Raphael Manhães Martins	11	100%
Nelson de Menezes Filho	11	0%
Sueli Berselli Marinho	N/A	N/A
Cristina Fontes Doherty	N/A	N/A

Additional information on the participation of members of the Company's committees in meetings held by the respective entity (item 12.8)

Financial Committee	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Gilmar Dalilo Cezar Wanderley	11	91%
Fernando Jorge Buso Gomes	11	82%
Adriano Cives Seabra	11	91%
Hugo Serrado Stoffel	2	100%
Murilo César Lemos dos Santos Passos	N/A	N/A

Sustainability Committee	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
José Luciano Duarte Penido	10	90%
Johan Albino Ribeiro	10	90%
Marcel Juviniano Barros	10	80%
Carlos Alberto de Oliveira Roxo	9	100%

People and Governance Committee	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Fernando Jorge Buso Gomes	9	89%

José Maurício Pereira Coelho	9	78%
Sandra Maria Guerra de Azevedo	9	100%
Arthur Prado Silva	9	67%
Ana Silvia Corso Matte	9	89%

Compliance and Risk Committee	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Eduardo de Oliveira Rodrigues Filho	10	80%
Hugo Serrado Stoffel	10	100%
José Luciano Duarte Penido	10	100%
Roger Allan Downey	N/A	N/A

Audit Committee	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Isabella Saboya de Albuquerque	N/A	N/A
Luciana Pires Dias	N/A	N/A
Sergio Romani	N/A	N/A

Business Risk Executive Committee - Operational	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Carlos Henrique Senna Medeiros	3	100%
Rodrigo Ramos Silveira	3	100%
Luiz Fernando Landeiro Junior	3	33%
Kleger Duque de Almeida Filho	3	100%
Luis Eduardo Simonetti Baroni	3	100%
Kesley Medeiros Julianelli	3	67%
Carlos Rodrigues de Campos Mello Junior	3	100%
Bruno Santos Ferraz	2	100%
Rafael Jabur Bittar	1	0%
Lucas Barros Duarte	N/A	N/A
Fernando Campos Guimarães	N/A	N/A

Bruna Paiva Maffra	N/A	N/A
Geraldo Pimentel Mármore Sobrinho	N/A	N/A
Claudemir Peres	1	100%
Michael Gerald Duffy	N/A	N/A
Guilherme Alves de Melo	N/A	N/A
Roberto Mauro Di Biase Sampaio	N/A	N/A

Business Risk Executive Committee - Geotechnics	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Carlos Henrique Senna Medeiros	2	100%
Luiz Fernando Landeiro Junior	2	50%
Luis Eduardo Simonetti Baroni	2	100%
Rodrigo Ramos Silveira	2	50%
Túlio Weber Drumond Santos	2	50%
Carlos Rodrigues de Campos Mello Junior	2	50%
Rafael Jabur Bittar	2	100%
Carlos Eduardo Bechara Miana	2	100%
Diogo Afonso Costa	N/A	N/A
Frank Marcos da Silva Pereira	N/A	N/A
Diogo Augusto Monteiro	N/A	N/A
Claudio Augusto Mendes	N/A	N/A
Claudemir Peres	N/A	N/A
Leonardo Camona Xerinda	N/A	N/A
Lucas Barros Duarte	1	0%
Luke Thomas Mahony	N/A	N/A
Roberto Mauro Di Biase Sampaio	N/A	N/A
Ricardo Batista Mendes	N/A	N/A
Glauco Vinícius de Oliveira Gonçalves	N/A	N/A

Business Risk Executive Committee - Strategy, Financial and Cyber Risks	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Luciano Siani Pires	2	100%
Eduardo de Barros Montarroyos	2	50%

Marcio Felipe Milheiro Aigner	2	50%
Juan Franco Merlini	2	100%
Fabio de Souza Queiroz Ferraz	2	0%
Paulo Mauricio Nunes Couto	2	100%
Gustavo da Cunha Vieira	2	100%
Rogerio Tavares Nogueira	2	50%
Claudio de Oliveira Alves	2	100%
Dan Harif	N/A	N/A
Luiz Antonio R. R. Scavarda do Carmo	N/A	N/A
Viktor Nigri Moszkowicz	N/A	N/A
Patricia Silva Rodrigues Scheel	N/A	N/A
Eduardo Amiel Pfiffer	N/A	N/A
Sonia Zagury	N/A	N/A
Marcos Lewin	N/A	N/A
Carlos Eduardo Woelffel Martins	N/A	N/A
Vagner Silva de Loyola Reis	N/A	N/A
Luiz Fernando Landeiro Junior	N/A	N/A
Marcos Guilherme Ruffeil Moreira	N/A	N/A
Bruno Araujo Perrotta	N/A	N/A

Business Risk Executive Committee - Compliance	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Alexandre D’Ambrosio	2	100%
Eduardo de Barros Montarroyos	2	100%
André Moreira Santos	2	100%
Hugo Guimarães Barreto Filho	2	0%
Octavio Bulcão Nascimento	2	0%
Camilla dos Reis Claudio Soares	2	100%
Roberta Gomes de Oliveira	1	100%
Milena Jorge Martins	N/A	N/A
Marcos Lewin	N/A	N/A
Rafael Gomes Martinez	N/A	N/A
Cláudio Depes Tallon Netto	N/A	N/A
Karin Nunes Kern Rocha	N/A	N/A
Mariana Correia Pereira	N/A	N/A

Rafael Gomes Martinez	N/A	N/A

Conduct and Integrity Committee	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Marina Barrenne de Artagão Quental	7	100%
Ricardo Henrique Baras	7	100%
Alexandre D’Ambrosio	7	100%

CIAE for Dam Safety	Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member	% of member's participation in meetings held after divestiture
Flávio Miguez de Mello	19	100%
Willy Alvarenga Lacerda	19	100%
Pedro Cesar Repetto	19	95%

Additional Information to item 12.10

Messrs. Lucio Azevedo and Iran da Cunha Santos, effective and alternate members of the Board of Directors, respectively, informed that, although they are Vale employees, they were assigned to the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins and Union of Workers in the Industries of Prospecting, Research, Extraction, Processing, Port Operations for Handling, Stocking and Shipping of Minerals in the State of Rio de Janeiro - SINDIMINA/RJ, respectively, under the terms of the legislation in force, and, thus, declared, individually and for all legal purposes, that there are no service provision or control relationships between them and (i) a company directly or indirectly controlled by Vale; (ii) Vale's direct or indirect controlling shareholders; or (iii) relevant suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies.

Information about annual meeting installation quorums

The following is information on the installation of our general shareholders' meetings held in the last three years and in the current year up to the date of filing of this Reference Form:

Date	April 30th, 2020
Type of Shareholders’ Meeting	Annual and Special Shareholders’ Meeting
Installation on second call	No
Installation Quorum	The ordinary and extraordinary meetings were installed on the first call with the presence of shareholders representing 76.7%

and 78.6% of the shares issued by the Company, respectively.

Date	April 30, 2019
Type of Shareholders’ Meeting	Annual and Special Shareholders’ Meeting
Installation on second call	No
Installation Quorum	The annual and special shareholders’ meetings was held on first call with the attendance of shareholders representing 82.24% and 80.09% of the shares issued by the Company.

Date	April 13, 2018
Type of Shareholders’ Meeting	Annual and Special
Installation on second call	No
Installation Quorum	The meeting was installed on first call with the attendance of shareholders representing 83% of the shares issued by the Company.

Date	December 21st, 2017
Type of Shareholders’ Meeting	Special
Installation on second call	No
Installation Quorum	The meeting was installed on first call with the attendance of shareholders representing 88% of the shares issued by the Company.

Date	October 18, 2017
Type of Shareholders’ Meeting	Special Meeting of Preferred Shareholders
Installation on second call	No
Installation Quorum	The meeting was installed on first call with the attendance of shareholders representing 51.7% of the class “A” preferred shares.

Date	October 18, 2017
Type of Shareholders’ Meeting	Special
Installation on second call	No
Installation Quorum	The meeting was installed on first call with the attendance of shareholders representing 83.43% of the voting capital.

Date	June 27, 2017
Type of Shareholders’ Meeting	Special
Installation on second call	No
Installation Quorum	The meeting was installed on first call with the presence of shareholders representing 85% of our voting capital.

Date	April 20, 2017
Type of Shareholders’ Meeting	Common Shares

Installation on second call	No
Installation Quorum	The meeting was installed on first call with the presence of shareholders representing 71% of our voting capital.

Information on the Person in charge of Internal Audit

Name	Ricardo Henrique Baras
CPF	103.564.968-30
Age	50
Profession	Director
Position held	Non-statutory Director of Internal Audit
Election date	August 12, 2013
Date of appointment	August 12, 2013
Term duration	Indefinite
Other positions/functions performed at the issuer	Member of the Conduct and Integrity Committee (former Ethics Committee) and Internal Ombudsman Manager
Professional Experience	Audit Director of Suzano Papel e Celulose S.A. (from 2009 to 2010) and Audit Director of Alcoa Alumínio S.A. (since 2010).

For information on the advisory and statutory committees of the Board of Directors and the non-statutory Board of Executive Officers, see item 12.1 of this Reference Form.

Information about employee training on the Code of Ethical Conduct

For such information, see item 5.4 of this Reference Form.

Evaluation process of the Board of Directors, committees, board of executive officers and members of each of the mentioned bodies

For information on the evaluation process of the board of directors, the committees, the board of executive officers and the members of each of these bodies, see item 12.1(d).iii of this Reference Form.

Training programs for members of the board of directors, its committees, board of executive officers and fiscal council

In order to integrate new members of the Board of Directors, Vale's Corporate Governance Secretary regularly promotes an integration and training program that involves: (a) holding of workshops with Executive Officers and several areas of the Company for an institutional view and a overview of strategic issues of the Company and, therefore, to inform the new member about issues that are essential for understanding the business and its challenges; and (b) the visitation of its members to the Company's operational areas in Brazil and abroad, in order to keep them in touch with the local leadership and updated on all critical business issues in their day-to-day routines.

Main aspects of the Company's Governance in relation to the facts that have an impact on third parties in the meetings of the Board of

Directors

Pursuant to item 10.2 of the Internal Regulations of the Board of Directors, "The notice of meeting shall be sent to all members of the Board of Directors, preferably sixteen (16) calendar days in advance, observing the best interests of the Company, through the appropriate tools of the Corporate Governance Portal of Vale, stating the date, the time and place of the meeting, as well as the list of matters to be dealt with, together with the respective proposal for resolution and/or other documents necessary for the examination of the matter.”

The meeting agenda of the Board of Directors is also shared, in advance, with the entire Board of Executive Officers. In addition, in order to ensure the timely, correct and fair disclosure of information to the market, at the end of the meeting, notice is given of the deliberations contained in the agenda to the Executive Officer responsible for Investor Relations, when these may have a significant influence in the price of the securities issued by Vale and in the decision of the investors to exercise any rights related to such securities.

13. Management Compensation

13.1 - Describe the remuneration policy or practice of the board of directors, statutory and non-statutory board, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects

a.	objectives of the compensation policy or practice

Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 25 countries, with shareholders in all continents, and 71,149 own employees and 78,143 outsourced employees (of which 39,932 are permanent and 38,211 of projects) operating in their operations on December 31, 2019.

Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to an unlimited dedication.

As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies as well as other companies of similar size and business cycle - typically large global companies in the mining and natural resources sectors.

Accordingly, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of the directors, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the company operates, its alignment with the short and long term strategy, its return to shareholders and the sustainability of its business. Such proposal is prepared with the support of the People Committee, composed of four members of the Board of Directors and one independent member, who makes recommendations to the Board of Directors regarding the annual aggregate compensation. The Board of Directors deliberates and submits the proposal for approval, in an aggregated manner, by the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the People Committee, to distribute it among its members and the Board of Executive Officers.

In an extraordinary nature in 2019 and 2020, (i) deliveries related to the remediation of the dam rupture in Brumadinho were defined as parameters of the variable remuneration, related to meeting goals focused on health and safety, sustainability and mainly on organizational reconstruction and crisis management for repair of environmental, social and humanitarian damages caused by the rupture of the dam in January 2019, in addition to (ii) actions aimed at the Company's performance in a conscious manner regarding the safety and stability of dams, support for investigations, relationship management with stakeholders and cultural restructuring.

Furthermore, for 2020, the Company adopted metrics even more focused on social responsibility (Environmental, Social and Governance or “ESG”) for the short and long term variable remuneration of its executives, seeking to strengthen the strategic pillars of Security & Operational Excellency and the New Pact with Society, increasing the visibility of the Company’s commitment to the ESG theme.

In addition, in 2019, due to the exceptional rupture of the dam in Brumadinho, the Board of Directors decided, as communicated to the market on January 27, 2019, to suspend the variable remuneration to executives, which was originally scheduled for occur in 2019, that is, the payment of the Bonus referring to the fiscal year ended in 2018 and the Matching award (started in 2016). The payment of the Virtual Stock Program (PAV), at the time of the resolution and communication of the suspension, had already occurred.

Currently, after the evolution of the investigations and the results of the indictments, the payment of variable remuneration to the executives was resumed, with the exception of those who were dismissed of their respective positions due to the ongoing investigations (for which such payments will remain suspended until the clarity of the results of the ongoing investigation).

b.	Composition of the compensation, indicating:

i.	Description of the elements of compensation and the objectives of each one:

Board of Directors

Fixed Compensation

Pro-labore. The compensation considers exclusively the payment of a monthly fixed amount (fees), for the purpose of remunerating the services of each director, within the scope of responsibility assigned to the Company's Board of Directors. There is no distinction between the compensation paid to the members of the Board of Directors, except for the amount paid to the member who holds the position of Chairman of the Board of Directors. The total annual amount of top management compensation, comprising the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Audit Committee and the Advisory Committees, is set at the Annual Shareholders' Meeting and distributed by the Board of Directors.

The alternate members of the Board of Directors shall only be remunerated for each meeting that they participate in replacement of the full member, provided that their monthly compensation cannot exceed the individual monthly compensation of the full member.

Direct and Indirect Benefits. Are not entitled to any direct and indirect benefits.

Participation in Committees. The full members of the Board of Directors who are also part of the Committee (s) are also entitled to the monthly remuneration related to the Committee, limited to the participation of a Committee.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation.

Fiscal Council

Fixed Compensation

Pro-labore. The compensation considers exclusively the payment of a monthly fixed amount (fees), for purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company’s Fiscal Council. The determination of the compensation of the Fiscal Council is calculated as a percentage of the average compensation attributed to the Executive Officers of the Company.

Alternate members are only remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member.

Direct and indirect benefits and participation in Committees. They are not entitled to direct and indirect benefits, representation funds or compensation for participation in Committees, except reimbursement of travel and per diem expenses necessary for the performance of their duties, to which they are entitled.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation.

Advisory Committees

The Board of Directors, for advisory, permanently counts on five (05) technical and consulting committees, namely: (a) People and Governance Committee, (b) Compliance and Risk Committee, (c) Finance Committee, (d) Sustainability Committee and (e) Audit Committee (together, “Advisory Committees”).

As a result of the rupture of the Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to create three (3) Independent Extraordinary Advisory Committees (“CIAEs”), which are non-statutory committees, namely:

•	The Support and Reparation CIAE is dedicated to monitoring the measures aimed at assisting victims and recovering the affected area;

•	The Investigation CIAE is focused on the investigation of the causes; and

•	The Dam Safety CIAE is focused on recommending measures to be taken to reinforce the safety conditions thereof.

Fixed Compensation

Pro-labore. The compensation considers exclusively the payment of a monthly amount (fees), for the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company. Specifically for members of the CIAEs, the monthly amount may vary according to time worked in each month. The compensation of the members of the Advisory Committees is defined by the Board of Directors.

Direct and Indirect Benefits. Are not entitled to any direct and indirect benefits.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, profit sharing, compensation for participation in meetings, and commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation.

Statutory Officers (Executive Board)

Fixed Compensation

Pro-labore. They are entitled to receive a fixed monthly fee that has the objective of remunerating the services provided by them within the scope of responsibility assigned to each one in the management of the Company.

Direct and Indirect Benefits. They are entitled to a benefits package that is also compatible with market practices and includes Medical-Hospital and Dental Care, Complementary Pension and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents on key issues, such as health care and housing.

For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form.

Participation in Committees. The Statutory Officers are not entitled to compensation for participation in committees.

Variable compensation

Bonus. They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the bonus is to ensure competitiveness with the market and alignment with shareholders' interests, and focus on socio-environmental matters, as well as to recognize the executive officer's participation in the Company's performance. This amount is distributed according to the performance measured by the targets assigned to each Statutory Officer.

For fiscal year 2019, the goal panel for bonus purposes focused on:

(i)	10% associated with sustainability indicators
(ii)	10% associated with the health and safety of employees, including penalties for fatality and for changed lives
(iii)	40% referring to actions for organizational reconstruction and crisis management to repair environmental, social and humanitarian damages and other sustainable initiatives resulting from the rupture of the dam in Brumadinho
(iv)	40% is focused on economic-financial results and operating cash generation (Global EBITDA or EBITDA related to the business segment, depending on the position of the executive).

The table below presents a summary of the goals panel for Executive Officers and the results of the panel for 2019 (if red, goal not achieved; if green, goal achieved):

2019 GOAL PANEL	ceo	cfo	ferrous MATERIALS OFFICER	Basic Metals OFFICER	Others Executive officers
GLOBAL EBITDA
FERROUS EBITDA
Basic metals ebitda
sustainability indicators
health and safety
crisis management and repair

For fiscal year 2020, Vale's leadership is committed to maintaining the work that was carried out throughout 2019, especially in relation to repair actions, in addition to other initiatives aligned with the unfolding of the Long-Term Strategy, which will focus on Cultural Transformation and on topics related to ESG. In this context, the weight of collective indicators related to Health and Safety will have even more relevance in the variable remuneration of Executive Directors for the current fiscal year, when compared to the year 2019.

Others. They are not entitled to profit sharing, compensation for participation in meetings, and commissions, except for possible extraordinary mechanisms of attraction, retention and/or incentives for relevant deliveries and other initiatives that bring differentiated value to the company, which can generate extraordinary bonuses upon approval by the Board of Directors, on the recommendation of the People and Governance Committee, observing the total amount approved at the General Meeting by the company's shareholders.

Post-Employment Benefits

They may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 24 months after their termination, so that they can seek alternatives outside the corporate plan.

Entitlement to benefits after termination of position

They are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 of this Reference Form, for any indemnity arising from the termination or non-renewal of the employment contract of said Officers with the Company, provided that these events occur at the Company's initiative. For more information, see item 13.12 of this Reference Form.

Share-based Compensation

Virtual Stock Program ("PAV")

It represents a variable long-term compensation amount, linked to the Company's performance against other large mining companies and similar companies, and focuses management efforts on the creation of value and wealth for Vale, aligning directors and shareholder interests and reinforcing the culture of sustainable performance.

The PAV is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The PAV cycles that were granted from 2014 to 2018 (including) were 4 years long and had cumulative partial payments (0%, 20%, 30% and 50% each year) depending on Vale's performance against comparable companies (peer group, consisting of BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau, CSN and Peabody, this latter being unlisted from the stock exchange in 2017). In 2019, the new cycles will last for 3 years, with award only at the end of the cycle, still based on Vale’s performance in relation to its peers (peer group, consisting of Alcoa, Anglo, BHP, Freeport, Glencore, Rio Tinto and South32).

The metric for payment consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first (percentile P100), the amount calculated is increased by 50%; if Vale is at the worst quartile (P25), there is no payment; and for Vale's intermediate positions in the ranking of companies (between P25 and P100), it is paid according to the performance calculated, and may vary between 10% and 150% of the amount.

From 2020, the PAV performance metric will no longer be exclusively associated to the TSR related to peers, also depending on metrics related to the ESG subject, whose indicators will measure Vale's long-term performance in health, safety, environment and stakeholders matters, among others. TSR metric starts to have 80% relevance, and ESG metrics are included with a 20% proportion.

VIRTUAL ACTION PLAN	Until 2019	2020+	DESCRIPTION of the indicators used for grants
TSR			Vale's Total Shareholder Return (TSR), compared to a pre-selected peer group.
ESG INDICATORS (ENVIRONMENTAL, SOCIAL and GOVERNANCE)	-		Health and safety (10%) and sustainability indicators based on Vale's 2030 commitments (10%).
PAYMENT CONDITIONS	If Vale is in 5th position or less in the TSR ranking, there will be no payment

The inclusion of 20% of indicators relating to the ESG in the PAV performance metric demonstrates a relevant focus from the Company in such nature themes, considering that the market references apply, on average, 10% of its indicators relating to ESG themes, according to recent benchmarking performed by the Company.

For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form.

Matching

It represents a variable long-term amount of compensation, linked to the Company’s performance reflected on its market value and stock price, the main purpose of which is to align managers' efforts with shareholders' interests and, at the same time, serve as leverage for retaining executives. The program requires the counterpart of the executive in the granting (acquisition and blocking of Vale shares through its own resources) and is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Matching cycles have a duration of 3 years (observing the rules and conditions of permanence), with a reward at the end of the cycle equivalent to the net amount in Vale's shares, increased by the total amount of the withholding income tax. The Statutory Board of Executive Officers is obliged to participate with an amount equivalent to 50% of the target value of its annual bonus (except when the net bonus actually paid is not sufficient to participate in Matching, in which case the participation obligation is reduced to 50% of this amount) and also to remain under the ownership of the shares until the end of the cycle.

As from the 2016 concession, the program started to allow the use of "Free Shares" in such a way that executives who already had shares of Vale in their possession, with no ties to Matching plans still in progress, could block them, using them for the purpose of the new cycle. This rule is allowed to this day.

It is worth noting that, as of 2019, the requirement was implemented within the Matching program, that the Statutory Executive of such programs will retain in his ownership the shares issued by Vale in the amount equivalent to at least 36 ( thirty-six) times the value of the fixed monthly installment for the Chief Executive Officer and 24 (twenty-four) times the value of the fixed monthly installment for the remaining Executive Officers. In addition, as of the concessions started in 2019, the participants started having the right to receive the net amount equivalent to dividends (or interest on equity) on the shares still not awarded by Vale within the Matching program, whenever there is distribution by Vale to its shareholders.

Within the Matching program, The Company, in order to meet the benefit of the Program, may use shares acquired directly in the market or use treasury shares. Notwithstanding, in 2019 no treasury shares were used for the purposes of awarding the Statutory Executives since the payment of variable remuneration and share-based remuneration for the Company's managers was suspended in such fiscal-year.

For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form.

Based on elements of the remuneration applicable to the Company’s Statutory Executive Officers, as presented in previous items (fixed compensation, Bonus, Matching and PAV), is presented below the distribution of the remuneration considering the achievement of the target performance of the short and long term variable remuneration 23.

OTHERS DIRECTORS	RATIONALE

23 Regards the expected distribution according to the designed model (remuneration policy) assuming the achievement of the target goals. Therefore, the information above does not hold correspondence with the information presented on the tables presented on item 13.1.b.ii e 13.2 that reflect the results from each fiscal year (disclosed considering the criterion of cash disbursements from the Company in each fiscal year).

fixed fees	Attract and retain executives with experience and competence consistent with the scope and responsibility of the position
SHORT TERM REMUNERATION (annual bonus)	Recognize the executive's participation in the annual results, encouraging him to overcome challenges, achieve sustainable results and manage risks effectively.
MATCHING	Promote long-term retention and commitment of executives.
VIRTUAL ACTION PLAN	Promote the creation of Vale's long-term sustainable value

Malus Clause

From the year 2019, the Malus Clause has been implemented by the Company, which states that, through an extraordinary event or fact, of exceptional severity, with evident adverse impacts on the Company's market value and / or reputation, the Board of Directors may determine that the variable portion of the remuneration (namely, Bonus, Matching and PAV), in whole or in part, may be abolished for the period of occurrence.

The situations in which the Board of Directors may apply the provisions of this clause are as follows: (i) cases of fraud or illegal conduct by the executive; (ii) the occurrence of catastrophic events, in environmental or health and safety matters, which affect the reputation of Vale or the Vale System; and (iii) the occurrence of any extraordinary events, which are identified as arising from the Company's action, and which have a negative impact on the market value of the Company's shares.

The Malus Clause rule applies to Vale's Statutory Board.

Non-Statutory Board

They are employees of the Company with employment relationship and may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses.

Fixed Compensation

Pro-labore. They are entitled to receive a monthly fixed amount, defined on the basis of the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each executive, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company.

Direct and Indirect Benefits. They are entitled to a package of benefits compatible with market practices and includes Medical-Hospital-Dental Care, Complementary Pension (Valia) and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents on key issues, such as health care and housing.

For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form.

Participation in Committees. They are not entitled to compensation for participation in committees.

Variable compensation

Profit sharing (PLR) They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. This amount is distributed according to the performance measured by the targets assigned to each Director, which are defined based on the cascading of targets for the

Statutory Directors. The calculation methodology used to establish the variable compensation of the Non-Statutory Board, as mentioned above, is described in detail in item 13.1 (d) below.

The initiatives that were implemented by the Company for the years 2019 and 2020 (as described above referring to the goals used as parameters for the calculation of the Variable Remuneration / Bonus of the Statutory Board, namely: (a) sustainability indicators, (b) health and safety of employees, including penalties for fatality and for changed lives, (c) for organizational reconstruction and crisis management to repair environmental, social and humanitarian damages and other sustainable initiatives arising from the rupture of the dam in Brumadinho, and (d) economic and financial results and operating cash generation (Global EBITDA or EBITDA related to the business segment, depending on the position of the executive) also apply to this audience, mainly initiatives focused on organizational reconstruction and crisis management for repair of damages resulting from the rupture of the dam in Brumadinho and short and long term strategic actions focusing on Cultural Transformation and ESG issues.

Others. They are not entitled to bonuses, compensation for participation in meetings and commissions.

Post-Employment Benefits

They may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, so that they may seek alternatives outside the corporate plan.

Entitlement to benefits after termination of position

They may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale.

Share-based Compensation

Virtual Stock Program ("PAV")

The rules and conditions of the PAV offered to this public are the same as those applicable to the Statutory Directors, including the implementation of ESG metrics (with 20% weight) for payment of the program from the cycles started in 2020, as described in item above regarding the Share-Based Compensation of the Executive Board (Virtual Actions Program - PAV).

For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form.

Matching

The rules and conditions of Matching offered to these stakeholders are the same as those applied to the Statutory Officers, as described in the item above regarding Share-based Compensation of the Board of Executive Officers (Matching), except in relation to: (i) the conditions of obligation of participation and permanence until the end of the cycle, as the program is voluntary for Non-Statutory Officers, and (ii) maintenance of ownership of share, which is not applicable to Non-Statutory Officers.

For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form.

Note that the Malus Clause rule previously described for Statutory Board does not apply to Non-Statutory Directors

Non-Statutory Committees

The Company also has five non-statutory committees, namely: (a) Business Risk Executive - Operational, (b) Business Risk Executive Committee - Geotechnical; (c) Business Risk Executive Committee - Strategic, Financial and Cyber; (d) Business Risk Executive Committee - Compliance and (e) the Ethics Committee. All positions of non-statutory committees are filled by statutory, non-statutory directors and other Company leaders, who do not receive any additional compensation for this function, either fixed or variable. The Information Disclosure Committee was terminated as of February 20, 2020.

ii.	In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation

According to the tables below24, the proportions of each element in the total compensation for the fiscal years of 2017, 2018 and 2019 were approximately:

24 It takes into account the cash disbursements for each period.

Fiscal Year 2017

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non- Statutory Board (1)	Committees(2)
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	87.16%	83.33%	14.17%	34.81%	83.83%
Direct and Indirect Benefits	-	-	3.88%	5.56%	-
Participation in committees	-	-	-	-	-
Other (3)	12.84%	16.67%	3.08%	8.07%	16.17%
Variable compensation	-	-	-	-	-
Bonus	-	-	16.00%	27.27%	-
Profit sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (3)	-	-	12.78%	8.59%	-

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non- Statutory Board (1)	Committees(2)
Post- Employment Benefits	-	-	-	-	-
Termination of position	-	-	39.91%	-	-
Share-based Compensation	-	-	10.17%	15.69%	-
Total	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2)	Excludes the members of the committees who are also members of the Company's administration.
(3)	Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2018

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	86.54%	83.33%	12.37%	20.80%	86.65%
Direct and Indirect Benefits	-	-	4.24%	5.49%	-
Participation in committees	-	-	-	-	-
Other (2)	13.46%	16.67%	2.60%	5.26%	13.35%
Variable compensation	-	-	-	-	-
Bonus	-	-	18.81%	-	-
Profit sharing	-	-	-	32.76%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (2)	-	-	9.02%	6.55%	-

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board (1)	Committees
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	41.15%	-	-
Share-based Compensation	-	-	11.81%	29.14%	-
Total	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2)	Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2019

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	72.18%	83.33%	29.17%	39.86%	86.26%
Direct and Indirect Benefits	-	-	9.52%	8.94%	-
Participation in committees	12.06%	-	-	-	-
Other (2)	15.76%	16.67%	5.74%	9.76%	13.74%
Variable compensation	-	-	-	-	-
Bonus	-	-	0.00%	-	-
Profit sharing	-	-	-	0.00%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (2)	-	-	4.55%	0.00%	-

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board (1)	Committees
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	20.96%	-	-
Share-based Compensation	-	-	30.06%	41.44%	-
Total	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2)	Payments related to payroll charges under responsibility of VALE - INSS

iii.	Methodology for calculation and adjustment of each element of compensation

The annual global amount of the compensation of the members of the Board of Directors, the Statutory Board of Executive Officers, the Fiscal Council and the members of the Advisory Committees is set at the Annual Shareholders' Meeting and distributed by the Board of Directors.

Board of Directors

The definition of values that make up the fees for full members and alternates occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Full members receive every month the fixed portion of the compensation, while alternates receive the fixed portion of the compensation when there is participation in a meeting of the Board of Directors, replacing the full member.

Audit Committee

The amounts that make up the fees for full members have as reference the value of 10% of the fixed compensation that, on average, is attributed to Statutory Officers (not counting the benefits, representation budgets, profit sharing or any other payment or award that may be part of the compensation package of those stakeholders). The members of the Audit Committee are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members shall only be remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member.

Advisory Committees

The definition of values occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Until 2019, fees were readjusted annually by the Broad National Consumer Price Index – IPCA. As of 2020, this portion should be evaluated along with the other elements of executive remuneration, by the People and Governance Committee (with subsequent assessment by the Board of Directors), and will be readjusted as necessary, having as based on the references of the international executive market.

Statutory Directors (Executive Officers)

The fixed monthly remuneration (fees) is defined based on market practice, verified through the performance of referential surveys conducted by specialized companies, in which the behavior of remuneration for companies of similar size is observed. Until 2019, fees were readjusted annually by the Broad National Consumer Price Index – IPCA. As of 2020, this portion should be evaluated along with the other elements of executive remuneration, by the People and Governance Committee (with subsequent assessment by the Board of Directors), and will be readjusted as necessary, having as based on the references of the international executive market.

The direct and indirect benefits to which they are entitled are calculated according to market practice, verified through the performance of referential surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as assessed by the People and Governance Committee and approved by the Board of Directors.

The bonus component is calculated based on the Company's results, and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established (such as, the Crisis Management goal and ESG metrics) and the cash generation of the Company for each fiscal year.

The components of share-based compensation (PAV and Matching) are defined based on a multiple of the monthly fixed portion specific to the level that the executive occupies and the location in which he/she operates in the Company:

(i) The PAV uses the average price of the common shares issued by the Company in the last 60 trading sessions of the previous reporting period for the calculation of the virtual shares granted, and makes payments conditional on Vale's performance in the ranking of peer companies, as measured by Vale's cumulative TSRs and of companies in the period (the factor can vary between 0% and 150%, according to Vale's position in relation to other companies), however, for cycles starting from 2020, such payments will still have the impact of ESG metrics (with 20% of weight). The price of the stock used in the awards is the average stock price in the last 60 trading days of the year prior to the payment. From 2014 to 2018 (including), the PAV lasted 4 years and made gradual payments over the cycle. As of 2019, the cycles of PAV will have 3 years of duration with full award.

(ii) Matching uses the average purchase price of the common shares issued by the Company, at the time the cycle is granted, using the own funds of the executives who choose to purchase the shares. Beginning in 2016 (including), the plan allows participation using shares already held ("Free Shares"), as long as they are not linked to other Matching cycles that are not yet closed. After 3 years, executives who are still in the Company and have held such shares, receive the award in equivalent to the net amount in Vale's shares, increased by the total amount of the withholding income tax. Beginning with the concessions started in 2019, participants will be entitled to receive the net amount equivalent to dividends (or interest on shareholders' equity) on shares not yet awarded by the Company, whenever there is distribution to its shareholders.

All components of the compensation package of the Statutory Board of Executive Officers, as well as the methodologies for adjustment of amounts are evaluated by the Personnel Committee and approved by the Board of Directors.

Non-Statutory Board

The fixed compensation of Officers, with employment relationship, is represented by the payment of monthly fixed amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company’s compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system is based on points assessment system, which is used by world-class companies and assesses the weight of positions based on their complexity, allowing the global ranking of positions.

There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Director (meritocracy).

The direct and indirect benefits to which they are entitled are defined in accordance with market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size.

The profit-sharing (PLR) component is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash generation for each year. The readjustment of the fixed compensation resulting from the IPCA or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation.

Share-based compensation (PAV and Matching) has the same methodology of calculations and as previously described in the item above regarding the Statutory Officers (Executive Officers).

iv.	Reasons justifying the composition of the compensation

The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's long-term results and its short-term performance. In relation to the executive officers, Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the variable components (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company.

v.	Existence of members not remunerated by the issuer and the reason therefor

As of the date of this Reference Form, the Company does not have unpaid members, except for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company.

For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation.

c.	Main performance indicators that are taken into account in determining each element of compensation:

All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the Personnel Committee and approved by the Board of Directors.

The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR (that measures Vale positioning as compared to peer companies), general goals of productivity and sustainability. Furthermore, especially in 2019 and 2020, for remediation of the rupture of the Brumadinho dam, goals of organizational reconstruction and crisis management have become even more important to remedy environmental, social and humanitarian damages, in addition to actions aimed at the Company's operation in a conscious way regarding the safety and stability of dams, support to investigations, management of the relationship with stakeholders, and cultural restructuring. Thus, it is worth highlighting that in 2020 the indicators related to the ESG theme were implemented as parameters for the definition of remuneration within the short and long term variable remuneration programs.

For further information, see item 13.1(a).

d.	How compensation is structured to reflect the evolution of performance indicators

The definition of executives' performance targets and commitment to safety and sustainability and relating to ESG themes for structuring the payment of the short term variable remuneration is derived from the strategic planning and budget approved by the Board of Directors, and reviewed each year to support the goals and expected results for the Company.

The performance indicators taken into account in determining the compensation derived from the share-based compensation plan are the quotation of the Company's shares in the market and, specifically for the PAV, the Company’s ranking among a group of other companies with characteristics similar to those of Vale (peer group).

e.	How the compensation policy or practice is aligned with the interests of the issuer of the short, medium and long term

The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established for the medium and long term, and in line with the return to shareholders.

To that end, the PAV and Matching were defined with grace periods for payment of the compensation, which deadlines were described in item 13.1 and established so that such programs are in line with the evolution of the Company's own performance indicators.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

At the date of this Reference Form, there is no compensation of the Company Management supported by subsidiaries, controlled companies or direct or indirect parent companies, by virtue of the positions held by them in the Company.

It is, however, emphasized that, in the fiscal years of 2019, 2016 and 2015, one of the Company's Executive Officers has accumulated the functions of President and Chief Executive Officer of Vale Canada Limited, a subsidiary of Vale. Therefore, a portion of fixed compensation, variable compensation and benefits was supported by Vale Canada Limited. For more information, please refer to item 13.15.

g.	Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer

Normally, there is no compensation or benefit to the members of the Board of Directors and Audit, Statutory and Non-Statutory Committees and the Executive Board related to the occurrence of such a corporate event. Exceptionally in 2017 and 2018, some Statutory and Non-Statutory Officers received a symbolic extraordinary bonus, for actively participating in the disclosure and operationalization of relevant projects for the Company, duly approved under the terms of Vale’s Bylaws, such as for instance symbolic extraordinary bonus referring to the project for entrance in the Novo Mercado segment.

h.	Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i.	The issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The People and Governance Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the compensation of the Statutory Officers. After a technical evaluation of the market surveys received, the Committee prepares a compensation proposal that is sent for analysis by the Board of Directors and, next, to the Meeting, as established in the Company’s Bylaws.

In addition, as explained above, we clarify that the Company's Board of Executive Officers is not responsible for approving its compensation, nor is it responsible for determining targets and parameters for purposes of determining its variable compensation.

ii.	Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

In relation to the methodology used to determine the individual compensation of the managers, the Company uses studies to verify market practices, with the support of one or more specialized consultants, in which the behavior of benefits for companies of similar size.

Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other segment industries.

iii.	How often and in which way the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors evaluates on an annual basis the suitability of the methodology, practices and procedures used to define the individual compensation of directors.

13.2 - Total remuneration per body recognized in the result of the last 3 fiscal years and the one foreseen for the current fiscal year of the board of directors, statutory board and fiscal council:

Total compensation forecast for the current year Dec 31, 2020 - Annual Values
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	14.00	7.51	5.00	26.51
No. of members receiving compensation	14.00	7.51	5.00	26.51
Annual Fixed compensation
Salary or pro-labore	10,405,858.33	27,050,294.97	1,803,353.00	39,259,506.30
Direct and indirect benefits	0.00	7,706,653.76	0.00	7,706,653.76
Participation in committees	2,486,000.00	0.00	0.00	2,486,000.00
Others	2,578,371.67	5,410,058.99	360,670.60	8,349,101.26
Description of other fixed compensations	INSS regarding fixed fees	INSS regarding fixed fees	INSS regarding fixed fees
Variable compensation
Bonus	0.00	36,710,046.48	0.00	36,710,046.48

Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	12,578,864.28	0.00	12,578,864.28
Description of other variable compensations		Hiring bonus and INSS on variable remuneration and termination
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	35,453,357.56	0.00	35,453,357.56
Share-based, including options	0.00	45,428,409.27	0.00	45,428,409.27
Notes:

1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. The "Total number of members" field covers the full members and the alternate members of the Board of Directors.

2. The remuneration for participation in Committees

1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20.

2. Share-based compensation: referring to PAV and Matching due for payment in 2020 and Matching that was due in 2019 (suspended).

			1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. 2. The full members (5 members) of the Fiscal Council are considered.

includes only the participation of the sitting members. 3. For more information on remuneration in 2020, see item 13.16.

3. Bonus: referring to the Bonus scheduled for payment in 2020 and the bonus that was due in 2019 (suspended), paid in 2020

4. Termination: severance payments from executives who left the company in 2018 and 2019, as well as estimates for 2020 of new costs with termination severances.

5. For more information on remuneration in 2020, see item 13.16.

3. For more information on remuneration in 2020, see item 13.16.
Total compensation	15,470,230.00	170,337,685.31	2,164,023.60	187,971,938.91

Compensation in the Fiscal year ending 31 December 2019 – Annual Amounts

	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	12.92	6.91	5.00	24.83

No. of members receiving compensation	12.92	6.91	5.00	24.83
Annual Fixed compensation
Salary or pro-labore	7,142,459.33	24,913,435.61	1,833,960.00	33,889,854.94
Direct and indirect benefits	0.00	8,130,545.72	0.00	8,130,545.72
Participation in committees	1,194,000.00	0.00	0.00	1,194,000.00
Others	1,559,291.87	4,898,186.06	366,792.00	6,824,269.93
Description of other fixed compensations	INSS regarding fixed fees	INSS regarding fixed fees	INSS regarding fixed fees
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	3,885,703.39	0.00	3,885,703.39

Description of other variable compensations	Hiring bonus and INSS on variable remuneration and termination

Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	17,899,948.43	0.00	17,899,948.43
Share-based, including options	0.00	25,676,497.21	0.00	25,676,497.21
Notes:

1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20.

1. It considers the full members (12 members between January and April, 13 members between May and November and 11 members in December) and the alternate members (5 months with alternate member participation in the year) remunerated for participating in the Board of Directors' meetings.

2. The remuneration for participation in Committees

1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20.

2. Share-based Compensation: values referring to PAV due for payment in 2019(1). There was no payment for the Matching (suspended)

3. Bonus: There was no payment for the Bonus.

4. Termination of position: severance payments made to executive officers who left the

1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20.

2. The full members (5 members) of the Fiscal Council are considered.

3. The payment referring to PAV was made in January, 2019 before the dam rupture in Brumadinho. The other variable remuneration that would have been paid this year was suspended due to the dam rupture.

includes the sitting and alternate members

3. The payment referring to PAV was made in January, 2019 before dam rupture in Brumadinho. The other variable remuneration that would have been paid this year was suspended due to the dam rupture.

company in 2017, 2018 and 2019.

5. The payment referring to PAV was made in January, 2019 before the dam rupture in Brumadinho. The other variable remuneration that would have been paid this year was suspended due to the dam rupture.

Total compensation	9,895,751.20	85,404,316.42	2,200,752.00	97,500,813.62

Compensation in the Fiscal year ending December 31, 2018 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	12.08	6.00	5.00	23.08
No. of members receiving compensation	12.08	6.00	5.00	23.08
Annual fixed compensation
Salary or pro-labore	6,608,146.89	20,543,646.36	1,705,551.75	28,857,345.00
Direct and indirect benefits	0.00	7,050,290.66	0.00	7,050,290.66
Participation in committees	0.00	0.00	0.00	0.00
Others	1,028,229.38	4,317,265.39	341,110.35	5,686,605.12
Description of other fixed compensations	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS
Variable compensation
Bonus	0.00	31,237,934.71	0.00	31,237,934.71
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00

Commissions	0.00	0.00	0.00	0.00
Others	0.00	14,983,080.22	0.00	14,983,080.22
Description of other variable compensations		Payroll costs under Vale´s responsibility - INSS
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	68,346,721.83	0.00	68,346,721.83
Share-based, including options	0.00	19,622,073.35	0.00	19,622,073.35

Notes:

1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20.

2. The full members (12 members) and the alternate members (2 participations of alternate member were necessary in the year) are considered.

1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20.

2. Share-based compensation: amounts referring to the PAV (cycles 2014, 2015 and 2016) and Matching (cycle 2015).

3. Bonus: amounts referring to the results and targets for the 2017 reporting period.

4. Termination of position: severance payments made to executive officers who left the company in 2016, 2017 and 2018.

1. The total number of members was established according to Official Circular Letter CVM/SEP 02/20. The full members (5 members) of the Fiscal Council are considered.
Total compensation	7,636,376.27	166,101,012.52	2,046,662.10	175,784,050.89

Compensation in the Fiscal year ending Dec 31, 2017 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	14.92	6.77	4.82	26.51
No. of members receiving compensation	14.92	6.77	4.82	26.51
Annual fixed compensation
Salary or pro-labore	5,870,112.79	22,874,587.57	1,630,344.40	30,375,044.76
Direct and indirect benefits	0.00	6,253,899.59	0.00	6,253,899.59
Participation in committees	0.00	0.00	0.00	0.00
Others	864,422.60	4,975,383.00	326,068.97	6,165,874.57
Description of other fixed compensations	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS
Variable compensation
Bonus	0.00	25,827,307.21	0.00	25,827,307.21
Profit sharing	0.00	0.00	0.00	0.00

Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	20,630,480.53	0.00	20,630,480.53
Description of other variable compensations		Payroll costs under Vale´s responsibility - INSS
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	64,406,344.10	0.00	64,406,344.10
Share-based, including options	0.00	16,410,713.06	0.00	16,410,713.06

Notes:

1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/20.

2. The "Total number of members" field covers the full members and the alternate

1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/20.

2. The "Share-based Compensation" field considers the amounts paid under the

1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/20.

2. The field "Total number of members" considers the full members of the Audit Committee.

members of the Board of Directors.

3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.

PAV program (2014 and 2015 cycles) as well as the amounts related to Matching (2014 cycle).

3. The amount entered in the "Bonus" field relates to the amount paid in the 2017 fiscal year regarding the targets for the 2016 fiscal year, in addition to contracting bonus and symbolic extraordinary bonus related to entering into the Novo Mercado (see item 13.1.g) paid in the 2017 fiscal year.

4. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in

3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.

Official Circular Letter CVM/SEP 02/18. 5. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2016 and 2017.
Total compensation	6,734,535.39	161,378,715.06	1,956,413.37	170,069,663.82

13.3 - Variable compensation related to the past three fiscal years and expected compensation forecast for the current fiscal year of the board of directors, statutory board and audit committee:

Variable compensation forecast for the current fiscal year (2020)

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	14.00	7.51	5.00	26.51
No. of members receiving compensation(2)	0.00	7.51	0.00	7.51
Bonus(3)
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	0.00
Maximum Amount Forecast in the compensation plan(4)	-	42,667,926.48	-	42,667,926.48
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	21,333,963.24	-	21,333,963.24
Profit sharing
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-

(1) Estimate of the annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.

(3) Only considers installments referring to short-term variable compensation plan. It does not consider other bonuses that can be recognized in the year.

(4) Value corresponding to 200% of the target established with reference to the market, considering the members who occupied the Executive Board in 2019 and not considering suspended installments in 2019, referring to the 2018 target panel.

(5) Value corresponding to the target established with reference to the market, considering the members who occupied the Executive Board in 2019

Variable compensation - Fiscal Year ended on Dec 31, 2019

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	12.92	6.91	5.00	24.83
No. of members receiving compensation(2)	0.00	6.91	0.00	6.91
Bonus(3)
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	0.00
Maximum Amount Forecast in the compensation plan(4)	-	35,760,234.48	-	35,760,234.48
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	-	17,880,117.24	-	17,880,117.24
Value effectively recognized in the income for the fiscal year (6)	-	0.00	-	0.00
Profit sharing
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-

Amount effectively recognized in the income for the fiscal year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Number of officers and directors of the board, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.

(3) Only considers the installments of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the year.

(4) Value corresponding to 200% of the target established with reference to the market, considering the members who occupied the Executive Board in 2018.

(5) Value corresponding to the target established with reference to the market, considering the members who occupied the Executive Board in 2018

(6) Refers to the amount effectively recognized, regarding annual bonus program, linked to the results and targets for the 2018 reporting period. This amount was suspended due to the rupture of the dam in Brumadinho, accordingly, there was no payment in 2019.

Variable compensation - Fiscal Year ended on Dec 31, 2018

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	12.08	6.00	5.00	23.08
No. of members receiving compensation(2)	0.00	6.00	0.00	6.00
Bonus(3)
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan(4)	-	27,310,672.64	-	27,310,672.64
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	-	13,655,336.32	-	13,655,336.32
Value effectively recognized in the income for the fiscal year (6)	-	27,161,721.49	-	27,161,721.49
Profit sharing
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-

Amount effectively recognized in the income for the fiscal year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Number of officers and directors of the board, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.

(3) Only considers the installments of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the year.

(4) Amount corresponding to 200% of the target established with reference to the market, and considering the members that are part of the Board of Executive Officers throughout 2017.

(5) Amount corresponding to 100% of the target established with reference to the market, and considering the members that are part of the Board of Executive Officers throughout 2017.

(6) Refers to the amount effectively recognized, regarding annual bonus program, linked to the results and targets for the 2017 reporting period.

Variable compensation - Fiscal Year ended on Dec 31, 2017

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	14.92	6.77	4.82	26.51
No. of members receiving compensation(2)	0.00	6.77	0.00	6.77
Bonus(3)
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan(4)	-	46,541,844.41	-	46,541,844.41
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	-	23,270,922.20	-	23,270,922.20
Value effectively recognized in the income for the fiscal year (6)	-	22,427,354.08	-	22,427,354.08
Profit sharing
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-

Amount effectively recognized in the income for the fiscal year	-	-	-	-

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.

(3) Only considers short-term variable compensation portions. Does not consider contracting bonus, neither the symbolic extraordinary bonus related to entering into the Novo Mercado segment.

(4) Value corresponding to 200% of the target established with reference to the market.

(5) Value corresponding to 100% of the target established with reference to the market.

(6) The amount reported in the "Bonus" field refers to the amount actually paid in the year 2017 related to the 2016 year targets.

13.4 - Related to the share-based compensation of the board of directors and statutory board of executive officers, in force in the last fiscal year and forecast for the current fiscal year, report:

The Company has two share-based compensation plans for the Statutory Board of Executive Officers (Matching and PAV), which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company, rather only the payment of bonuses, referenced in the market quotation of the Company's shares.

a.       General Terms and Conditions

Virtual Stock Program ("PAV")

This is a long-term compensation incentive, linked to the Company's performance against other large mining companies and similar companies, and focuses management efforts on the creation of value and wealth for Vale, aligning directors and shareholder interests and reinforcing the culture of sustainable performance.

From 2014, the amount to be paid under the Program has started to have as a basis for calculation the fixed compensation received by its beneficiaries, the parameters of this calculation being pre-established for each hierarchical level and each country where the Company operates. The calculated amounts were transformed in number of virtual stock units, considered the average quotation of Vale’s common shares of the last 60 trading sessions of the previous year.

In the event that the executive remains with the Company until the end of the cycle, the number of virtual stocks shall be converted into monetary value by the average price of the common shares issued by Vale during the last 60 trading sessions of the year prior to the date scheduled for awards. The metric for prizes varies according to the Total Shareholder Return (TSR) indicator related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first (ranking P100), the amount calculated is increased by 50%; if Vale is below ranking P25 or, there is no award; and for Vale's intermediate positions in the ranking of companies (between P25 and P100), it is paid according to the performance calculated, and may vary between 10% and 150% of the amount.

From 2014 to 2018, each PAV cycle lasted 4 years with gradual payments (0%, 20%, 30% and 50% each year) conditioned to Vale's performance - measured by Vale's TSR versus peers - whose peer group was composed of 12 companies. As of 2019, the PAV cycle will last for 3 years, with full reward conditioned to Vale's performance - as measured by Vale's TSR versus peers - whose peer group is made up of the current 7 companies (namely: Alcoa, Anglo, BHP, Freeport, Glencore, Rito Tinto and South32).

From 2020, the PAV performance metric will no longer be exclusively associated to the TSR related to peers, also depending on metrics related to the ESG (Environmental, Social and Governance or “ESG”) subject, whose indicators will measure Vale's long-term performance in health, safety, environment and stakeholders matters, among others. TSR metric starts to have 80% relevance, and ESG metrics are included with a 20% proportion.

The inclusion of 20% of indicators relating to the ESG in the PAV performance metric demonstrates a relevant focus from the Company in such nature themes, considering that the market references apply, on average, 10% of its indicators relating to ESG themes, according to recent benchmarking performed by the Company.

For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form.

Matching

This is a long-term compensation incentive, based on the expected performance of the Company, reflected in its market value and share price, and its main objectives are to serve as a lever for retaining executives, to reinforce a culture of sustainable performance and encourage "ownership", aligning the efforts of managers with the interests of the shareholder.

The program requires the counterpart of the executive in the granting (acquisition and blocking of shares issued by Vale through its own resources) and is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Matching cycles have a duration of 3 years, with a reward at the end of the cycle performed by the Company in shares (as acquired by the participant at the beginning of the cycle), observing the rules and conditions of permanence.

As from the 2016 concession, the program started to allow the use of "Free Shares" in such a way that executives who already had shares of Vale in their possession, with no ties to Matching programs still open, could block them, using them for the purpose of the new cycle. This rule is allowed to this day.

Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three-year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company pays the executive a reward equivalent to the net amount in Vale's shares, increased by the total amount of the withholding income tax. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation.

The Statutory Board of Executive Officers is obliged to participate with an amount equivalent to 50% of the target value of its annual bonus (except when the net bonus actually paid is not sufficient to participate in Matching, in which case the participation obligation is reduced to 50% of this amount) and also to remain under the ownership of the shares until the end of the cycle.

Within the Matching program, The Company, in order to meet the benefit of the Program, may use shares acquired directly in the market or use treasury shares. Notwithstanding, in 2019 no treasury shares were used for the purposes of awarding the Statutory Executives since the payment of variable remuneration and share-based remuneration for the Company's managers was suspended in such fiscal-year.

As already mentioned in item 13.1 (a), the maintenance of share ownership was implemented in 2019, in which the executive must accumulate, through compensation programs based on stocks offered by the Company.

For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form.

b.       Main Objectives of the Plan

The main objectives of share-based compensation plans are: to focus management efforts on creating value and wealth for Vale, to align executive and shareholder interests, to reinforce a sustainable performance culture, to serve as a lever for retaining executives and to encourage the "feeling of ownership".

c.       How the plan contributes to these objectives

The share-based compensation plans align the interests of the shareholders and the Statutory Officers insofar as they ensure that there are gains to the executives only when there are gains to the Company.

d.       How the plan fits into the issuer's compensation policy

The aforementioned share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and take into account the movements of the national and international market.

e.       How the plan aligns the interests of managers and issuer in the short, medium and long term

The design of the share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year or four-year period and, still, in the case of the PAV, the Company's relative performance compared to a group of companies with characteristics similar to Vale and, regarding 2020, the alignment with the Company's main strategic deliveries (through ESG metrics). Thus, the plans align the interests of the managers and the interests of the Company in the medium and long term.

f.       Maximum number of shares covered

Not applicable. There is no granting of stock options under the share-based compensation plans.

In the PAV, the number of virtual common shares granted as a reference under the plan varies according to the base compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant.

In the Matching Plan, the calculation base is the fixed compensation received by the Statutory Board of Executive Officers of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates.

g.       Maximum number of options to be granted

Not applicable. There is no granting of stock options under the share-based compensation plans.

h.       Conditions for acquisition of shares

Not applicable. The share-based compensation plans do not provide the executives with options to acquire Company shares.

i.       Criteria for setting the acquisition price or fiscal year

Not applicable. As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise.

Considering the current plans of the Company:

(i)	in the PAV, for the definition of the reference price to be considered at the beginning of each cycle, for the purposes of calculating the number of virtual shares granted, it is considered the history of prices of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions; and

(ii)	in Matching, for the definition of the granting price to be considered at the beginning of each cycle, it is considered the average purchase price of the shares issued by Vale in the market, at the beginning of the cycle, referring to the participation of all executives of the Company that are eligible to participate in the program and that have opted to invest cash resources for the purchase of said shares in the market. This same concession price is then also applied to all Company executives who are eligible to participate in the program and who have opted to invest by blocking their "free shares”.

j.       Criteria for setting the fiscal year

Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for exercise.

Considering our current plans: in the PAV, awards are made gradually over the cycle (0%, 20%, 30% and 50% in each of the four years of the cycles), which has a deadline of four years. For plans before 2014 (exclusive), the payment was made at the end of the three-year cycle. As of 2019, the cycles will again have three years and full awards (at the end of the cycle, without gradual payments). In Matching, awards will be made at the end of the three-year cycle, and from 2019 onwards, there may be gradual payments, whenever there is a distribution of dividends or interest on shareholders’ equity by Vale to its shareholders.

k.      Settlement Form

The PAV is awarded in cash and Matching is awarded in the same number of shares initially purchased by the participant. Both plans include the withholding of income tax at source, which is borne by the company for the benefit of the participants.

l.       Restrictions on the transfer of shares

In the Matching Plan, if the participant trades, transfers or sells, within a period of three years, any of the Company's shares linked to the Plan, the executive loses the right to the award.

Also, within the scope of the Plan, operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, considering that Matching has as one of its purposes the exposure and alignment of the executive to the Company's listed shares during the Plan period. The transactions described above (involving derivatives and share leases) related to any share of Vale that the executive holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan.

This item is not applicable to PAV, since the participants of the Plan are not required to maintain a shareholding position in the Company, nor do they receive shares under the Plan.

m.     Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

In the Matching Plan, any transfer, negotiation or sale made by the participant of the shares issued by Vale linked to the plan before the three-year grace period or his withdrawal from the Company, generate the extinction of any rights to which he would be entitled under the Plan.

In the PAV, the withdrawal of the Company executive generates the extinction of any rights to which he would be entitled under the Plan.

Additionally, there may still be the suspension and / or application of the rule of Malus Clause due to extraordinary facts or events, as occurred, for example, in the year 2019, due to the rupture of the dam in Brumadinho, as described at the end of item 13.1.b related to the Statutory Board of Directors.

n.       Effects of the departure of the officer from the issuer's bodies on his rights under the share-based compensation plan

As it is a retention mechanism, in case of withdrawal on his own will, the participant loses the right to receive any awards from the share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he had already become entitled at the time of termination of the contract.

13.5. Regarding the share-based compensation recognized for the past three fiscal years, and that forecast for the current fiscal year, of the Board of Directors and Board of Executive Officers, to prepare table with the following content:

The share-based compensation plans (described on item 13.4), do not contemplate the granting of stock options, because they are based on the quotations of the shares of the Company to define the amount to be paid as an incentive to Executive Officers.

Therefore, most information is not applicable, for example, information related to the weighted average price of the reporting period (a) of the options outstanding at the beginning of each reporting period, (b) the options lost during each reporting period, c) the options exercised during each reporting period, (d) the options expired during each fiscal year and the potential dilution in case of exercise of all the options granted are not applicable to the Company. Considering the above, the incentive information, including amounts paid in each period, is disclosed in the tables below for reference purposes.

Share-based compensation forecast for the current fiscal year (2020):

	Board of Directors	Statutory Board	Total
Total Number of members(1)	14.00	7.51	21.51
Number of Members Receiving Compensation (2)	0.00	7.51	7.51
Weighted average price of fiscal year:
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a

(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the estimate of the annual average of the number of members of said administrative body to be verified monthly pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.

Share-based compensation - Fiscal Year ended Dec 31, 2019:

	Board of Directors	Statutory Board	Total
Total Number of members(1)	12.92	6.91	19.83
Number of Members Receiving Compensation (2)	0.00	6.91	6.91
Weighted average price of fiscal year:
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a

Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.

Share-based compensation - Fiscal Year ended Dec 31, 2018

	Board of Directors	Statutory Board	Total
Total Number of members(1)	12.08	6.00	18.08
Number of Members Receiving Compensation (2)	0.00	6.00	6.00
Weighted average price of fiscal year:
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.

Share-based compensation - Fiscal Year ended Dec 31, 2017

	Board of Directors	Statutory Board	Total
Total Number of members(1)	14.92	6.77	21.69
Number of Members Receiving Compensation (2)	0.00	6.77	6.77
Weighted average price of fiscal year:
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2020.

Share-based compensation forecast for the current fiscal year (2020)

	Board of Directors	Statutory Board	Total
Granting of stock options (to purchase) (Incentive Grant)
Date of grant (Date of granting the incentive)	-	January 2016, 2017 and 2018, and March 2016 and 2017 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Time-limit for receiving the incentive)	-	December 2019 and March 2020 (2)	-
Maximum period for exercising options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Value of Incentive Paid)	-	45,428,409.27	45,428,409.27

(1) In January 2016, 2017 and 2018 the PAV cycles started and in March 2017 the Matching cycle was started, with payments scheduled for 2020; and in March 2016 the Matching cycle started with payment originally scheduled for 2019, but it’s being budgeted for 2020 due to its suspension.

(2) On December 31, 2019, the third, second and first windows of anticipation of the PAV cycles started, respectively, in 2016, 2017 and 2018 were closed; and in March 2020 the Matching cycle begun in 2017 will be closed. The Matching started in 2016 was ended in March 2019, but it’s being budgeted for 2020 due to its suspension.

Share-based compensation - fiscal year ended 12/31/2019:

	Board of Directors	Statutory Board	Total
Granting of stock purchase options (Incentive Grant)
Date of grant (Date of granting the incentive)	-	January 2015, 2016 and 2017(1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Time-limit for receiving the incentive)	-	December 2018 (2)	-
Maximum period for exercising options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	25,676,497.21	25,676,497.21

(1) In January 2015, 2016 and 2017 the PAV cycles started, with payments scheduled for 2019. The Matching cycle started in 2016 with payment originally scheduled for 2019, is being budgeted for 2020 due to its suspension.

(2) On December 31, 2018, the third, second and first windows of anticipation of the PAV cycles started, respectively, in 2015, 2016 and 2017. The Matching cycle ended in March 2019 is being budgeted for 2020 due to its suspension.

Share-based compensation - fiscal year ended 12/31/2018

	Board of Directors	Statutory Board	Total
Granting of stock purchase options (Incentive Grant)
Date of grant (Date of granting the incentive)	-	January 2014, 2015 and 2016, and March 2015 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Time-limit for receiving the incentive)	-	December 2017 and March 2018 (2)	-
Maximum period for exercising options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	19,622,073.35	19,622,073.35

(1) In January 2014, 2015 and 2016 the PAV cycles started and in March 2015 the Matching cycle was started.

(2) On December 31, 2017, the third, second and first windows of anticipation of the PAV cycles, which started, respectively, in 2014, 2015 and 2016, were closed; and, in March 2018, the Matching cycle, which started in 2015, was closed.

Share-based compensation - fiscal year ended 12/31/2017

	Board of Directors	Statutory Board	Total
Granting of stock purchase options (Incentive Grant)
Date of grant (Date of granting the incentive)	-	January 2014 and 2015 and March 2014 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Time-limit for receiving the incentive)	-	December 2016 and March 2017 (2)	-
Maximum period for exercising options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	16,410,713.06	16,410,713.06

(1) In January 2014 and 2015 the PAV cycles started and in March 2014 the Matching cycle was started.

(2) On December 31, 2016, the first and second windows of anticipation of the PAV cycles started, respectively, in 2014 and 2015 were closed; and in March 2017 the Matching cycle begun in 2014 was closed.

13.6 - Regarding open stock options of the Board of Directors and Statutory Board of Executive Officers, prepare table with the following content at the end of the year.

Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options. The share plans of the Company are based on the quotations of the shares and the performance factors which were determined for the award.

The Matching award correspond to the net amount in Vale's shares, increased by the total amount of the withholding income tax.

The PAV award correspond to the net amount in cash (accordingly to the quotations of shares and performance metrics which were determined for the program), increased by the total amount of the withholding income tax.

For more information, see items 13.4 and 13.5 of this Reference Form.

13.7 - Regarding stock options exercised and shares delivered related to share-based compensation of the board of directors and board of executive officers, prepare table with the following content, for the past three fiscal years.

Information not applicable to the PAV, since such plan does not contemplate the granting of stock options, neither the transfer of shares issued by the Company, because it is based on the quotations of the shares and on the compensation received by the Company's managers to define the amount in cash to be paid as an incentive to Executive Officers, and shares issued by the Company in treasury are not delivered to executives.

The Matching plan does not contemplate the granting of stock options, but cover the transfer of shares issued by the Company. In these regard, within the Matching program, The Company, in order to meet the benefit of the Program, may use shares acquired directly in the market or use treasury shares. Notwithstanding, in 2019 no treasury shares were used for the purposes of awarding the Statutory Executives since the payment of variable remuneration and share-based remuneration for the Company's managers was suspended in such fiscal-year.

Notwithstanding the foregoing, only for reference purposes, see below the shares which were delivered to the executives (which were acquired in the market) under the Matching Program in the last 3 (three) fiscal years:

Share-based compensation - Fiscal Year ended Dec 31, 2019:

	Board of Directors	Statutory Board
Total Number of members(1)	12.92	6.91
Number of Members Receiving Compensation (2)	0.00	6.91
Exercised Options
Numbers of Shares	N/A	N/A
Weighted average Exercise price	N/A	N/A
Difference between the shares exercise price and the market value of shares related to options exercised	N/A	N/A
Delivered Shares
Number of delivered shares	N/A	0
Weighted average purchase price	N/A	N/A
Difference between the shares acquisition price and the market value of the acquired shares	N/A	N/A

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were linked to the Matching Program, as set forth in Official Circular Letter CVM/SEP 02/2020.

Share-based compensation - Fiscal Year ended Dec 31, 2018:

	Board of	Statutory
	Directors	Board
Total Number of members(1)	12.08	6.00
Number of Members Receiving Compensation (2)	0.00	6.00
Exercised Options
Numbers of Shares	N/A	N/A
Weighted average Exercise price	N/A	N/A
Difference between the shares exercise price and the market value of shares related to options exercised	N/A	N/A
Delivered Shares
Number of delivered shares	N/A	165,177
Weighted average purchase price	N/A	43.5287
Difference between the shares acquisition price and the market value of the acquired shares	N/A	N/A

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were linked to the Matching Program, as set forth in Official Circular Letter CVM/SEP 02/2019.

Share-based compensation - Fiscal Year ended Dec 31, 2017:

	Board of	Statutory
	Directors	Board
Total Number of members(1)	14.92	6.77
Number of Members Receiving Compensation (2)	0.00	6.77
Exercised Options
Numbers of Shares	N/A	N/A
Weighted average Exercise price	N/A	N/A
Difference between the shares exercise price and the market value of shares related to options exercised	N/A	N/A
Delivered Shares
Number of delivered shares	N/A	297,187 (preference shares)
Weighted average purchase price	N/A	31.05 (preference share)
Difference between the shares acquisition price and the market value of the acquired shares	N/A	N/A

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were linked to the Matching Program, as set forth in Official Circular Letter CVM/SEP 02/2020.

For more information, see items 13.4 to 13.6 of this Reference Form.

13.8 - Summary description of information necessary to understand the data disclosed in items 13.5 to 13.7, such as the explanation regarding the stock price and option pricing methods, indicating at least:

Item not applicable. See items 13.4 to 13.7 of this Reference Form. Nevertheless, for purpose of the item 13.5, the Company clarifies that were considered the paid amounts (or proposed amounts) on the Company’s share based variable remuneration plans (Matching and PAV), once the Company does not have stock option plans.

For the purpose of Matching award, the effective purchase price of the Company’s shares on the market on the Award-giving day. It is clarified that, within the Matching program, The Company, in order to meet the benefit of the Program, may use shares acquired directly in the market or use treasury shares. Notwithstanding, in 2019 no treasury shares were used for the purposes of awarding the Statutory Executives since the payment of variable remuneration and share-based remuneration for the Company's managers was suspended in such fiscal-year.

For the purpose of PAV award, the Company’s share average price calculated by the volume of shares which were traded observed the last 60 trading sessions of the year before the Award-giving day.

For more information on the pricing method, see item 13.1 b III (Methodology for calculation and adjustment of each element of compensation).

13.9. Inform the number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the issuer, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department.

a.       Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company, by members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department, on the closing date of the last fiscal year:

Shares issued by VALE S.A.

Shareholders On 12/31/2019	ON (Registered Common Shares)
Board of Directors Statutory Board of Executive Officers(1)	13,457 649,349
Total	666,946

1 Includes 114,919 shares in the form of American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A.

b.        Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the direct and indirect controllers of the Company, by members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department, on the closing date of the last fiscal year:

Shares issued by BRADESPAR S.A.

Shareholders On Dec 31, 2019	ON (Registered Common Shares)	PN (Nominative Preferred Shares)
Board of Directors	0	4,100
Statutory Board of Executive Officers	0	0
Audit Council	0	0
Total	0	4,100

For the remaining controllers of the Company, no member of the Board of Directors, Executive Officers or Audit Council holds shares or other stocks.

c.	Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, by members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department, on the closing date of the last fiscal year:

Members of the Board of Directors, Statutory Board of Executive Officers or Audit Council, grouped by department, do not hold, directly or indirectly, shares or stocks, in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, on the closing date of the last fiscal year.

13.10 - Regarding pension plans in force granted to members of the Board of Directors and statutory officers, to provide the following information in the form of a table:

According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed compensation, into Valia – Fundação Vale do Rio Doce de Seguridade Social (“Valia”), or in another supplementary pension plan of the statutory officer’s choice.

In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions.

Valia – Fundação Vale do Rio Doce de Seguridade Social

	Board of Directors	Statutory Board of Directors	Total

Number of members (1)	-	7 members	-
Name of the Plan	Vale Mais Benefit Plan
Number of administrators who qualify for retirement	-	2, of whom (i) 0 per Normal Retirement Income and (ii) 2 for Early Retirement Income.	-

Board of Directors	Statutory Board of Directors	Total

Conditions for early retirement	-	▪ be at least 45 years of age; ▪ to have at least 5 years of uninterrupted enrollment with VALIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); ▪ have terminated the employment contract with the sponsor or have lost the status of manager.	-
Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$ 7,032,012.24 (2)	-
Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$ 2,030,223.23 (3)	-
Possibility of early redemption and conditions	-	The active participant who, on the date of termination of his/her employment contract with the sponsor, or on the date he/she	-

Board of Directors	Statutory Board of Directors	Total

loses his manager status, does not elect to become a self-sponsored payer or co-participant, or does not opt for the portability and is not enjoying the benefit of the Vale Mais Plan, shall be eligible to receive the Redemption.

The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account.

(1) Corresponds to the number of directors and officers, as applicable, linked to the pension plan, as provided for in Circular Letter CVM / SEP 02/2020.

(2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2019.

(3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal year of 2019.

13.11 - In form of a table, nominate, for the 3 last fiscal years, regarding the Board of Directors, Statutory Board of Executive Officers and Audit Council:

BOARD OF DIRECTORS	Total number of members	No. of members receiving compensation	Value of the highest individual (R$)	Value of the lowest individual annual compensation (R$)	Average value of the individual annual compensation (R$)
2019	12.92	12.92	1,224,000.00	540,000.00	765,925.02
2018	12.08	12.08	1,087,301,28	540,000.00	632,150.35
2017	14.92	14.92	960,000,00	480,000.00	451,376.37

Note: The members with the highest and lowest individual compensation were compensated for twelve months in the period.

STATUTORY BOARD OF EXECUTIVE DIRECTORS	Total number of members	No. of members receiving compensation	Value of the highest individual compensation (R$)	Value of the lowest individual annual compensation (R$)	Average value of the individual annual compensation (R$)
2019	6.91	6.91	15,102,649.02	3,281,499.41	12,359,524.81
2018	6.00	6.00	22,625,108.16	5,255,131.28	27,683,502.09
2017	6.77	6.77	58,539,091.15	7,279,805.88	23,837,328.66

Notes:

2019: The highest individual compensation refers to a member with 6 months of activity in the company.

The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period.

2018: When disclosing the Reference Form in 2019, the Company introduced an additional table in item 13.16 “Other Relevant Information”, which shows the amounts paid disregarding amounts related to non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses, for purposes of the calculation of the maximum and average compensation of the Statutory Board of Executive Officers. The Company understands that the table introduced below more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business regarding this period, as it does not contemplate the effects of Non-Recurring Events.

In 2018, all currently active members of that body exercised the position in the company for twelve months, and the member of the Board of Executive Officers with the highest compensation exercised its functions during the twelve-month period.

The Company clarified that the average amount of the individual compensation corresponded to the total amount of the annual compensation of the Board of Executive Officers, including amounts related to termination of position for executives who left the Company before the beginning of the fiscal year, divided by the number of paid members, according to Circular Letter/CVM/SEP No. 03/2019, both indicated in item 13.2. Due to this reason, the average value was higher than the value of the highest individual compensation.

2017: In 2017, due to the restructuring of the Company's executive board, the compensation of the Statutory Board of Executive Officers contemplated non-recurring events, such as severance commitments and expenses related to termination of position and social contribution charges applicable to such expenses. Therefore, the Company introduced an additional table in item 13.16 “Other Relevant Information”, which shows the amounts paid disregarding amounts related to such non-recurring events, for purposes of the calculation of the maximum and average compensation of the Statutory Board of Executive Officers. The Company understands that such table more appropriately reflected the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's activities, as it did not contemplate the effects of Non-Recurring Events.

In 2017, for the item of lowest compensation, the amount was determined excluding members of the department who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2017 were considered, and the member of the Board of Executive Officers with the highest compensation exercised his/her duties during the period of 5 months.

AUDIT COUNCIL	Total number of members	No. of members receiving compensation	Value of the highest individual compensation (R$)	Value of the lowest individual annual compensation (R$)	Average value of the individual annual compensation (R$)
2019	5.00	5.00	440,116.55	440,116.55	440,140.40
2018	5.00	5.00	409,332.42	409,332.42	409,332.42
2017	4.82	4.82	403,074.07	403,074.07	405,894.89

Note: The members with the highest and lowest individual compensation were compensated for twelve months in the period.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement, indicating the financial consequences for the issuer.

The agreements with the Company's statutory officers contain indemnification clauses for cases of termination, non-renewal of the contract and retirement, provided that these events occur at the Company's initiative, in the following amounts: (i) compensatory indemnity for all and any amount due, corresponding to 6 times the value of the last monthly fixed remuneration paid to the Executive Directors and 12 times to the Chief Executive Officer, in addition to an indemnity payment which is subject to a period of unavailability.

Vale do not sign with the members of the Board of Directors and members of the Audit Council any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office, other than those described in this Reference Form.

For details regarding insurance policies and indemnity agreements involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form.

13.13. Regarding the 3 last fiscal years, indicate the percentage of total compensation of each department recognized in the issuer's results, related to members of the Board of Directors, Board of Executive Officers or Audit Council who are parties related to the controllers, direct or indirect, as defined by the accounting rules that address this matter.

Department	2019	2018	2017
Board of Directors	46.9%	43.04%	51.82%
Statutory Board of Executive Officers	0.00%	0.00%	0.00%
Audit Council	0.00%	0.00%	0.00%

13.14. Regarding the last three fiscal years, indicate the values recognized in the issuer's results as compensation paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Committee, grouped by department, for any reason other than the position they hold, such as, for instance, commissions and consultancy or advisory services provided.

In the last three fiscal years, no compensation was paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Council for any reason other than the position they hold.

13.15. Regarding the last three fiscal years, indicate the values recognized in the results of direct or indirect controllers, companies under common control and subsidiaries of the issuer, such as compensation paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Committee, grouped by department, specifying to what titles such values were attributed to such individuals

Fiscal Year 2019 - compensation received due to the exercise of a position in the Company
	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 3,751,415.76, made up of: (a) Fixed portion and direct and indirect benefits: R$ 743,033.44; and (b) Termination of Position: R$ 3,008,382.32	-	R$ 3,751,415.76
Companies under Common Control	-	-	-	-

Fiscal Year 2018 - compensation received due to the exercise of a position in the Company
	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 21,532,564.19, made up of: (a) Fixed portion and direct and indirect benefits: R$ 1,994,456.08; and (b) Termination of Position: R$ 19,538,108.11	-	R$ 21,532,564.19
Companies under Common Control	-	-	-	-

Fiscal Year 2017 - compensation received due to the exercise of a position in the Company
	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 5,558,738.78 Annual compensation: R$ 4,842,509.20 Direct and indirect benefits:	-	R$ 5,558,738.78

R$ 716,229.58
Companies under Common Control	-	-	-	-

13.16. Provide other information that the issuer deems relevant.

As a result of the rupture of the Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to suspend payments related to Variable Compensation to its executives this same year, in order to wait the results of judicial investigations that were taking place.

Therefore, in addition to the variable compensation with payment due this year, the total compensation expected for the current year (12/31/2020) also considers the variable compensation with payment originally forecast for 2019 and that did not occur due to the suspension (except for the payment of variable remuneration to executives that have been dismissed from their respective positions due to the investigations in course).

These values are presented again below, in more detail:

Variable compensation forecast for the current year (12/31/2020) - Annual Values
Statutory Board (REAIS)	Variable compensation forecast and suspended for 2019	Variable compensation forecast for 2020	Variable compensation forecast for 2020 (including that suspended in 2019)
Bonus	17,661,400.15	19,048,646.33	36,710,046.48

Share-based, including options	8,585,647.86	36,842,761.41	45,428,409.27
Termination of position	-	35,453,357.56	35,453,357.56
Others (including INSS on bonuses)	3,532,280.03	9,046,584.25	12,578,864.28
Total variable compensation	29,779,328.04	100,391,349.55	130,170,677.59

Therefore, approximately R$ 30 million of the compensation forecast for 2020 refers to the 2019 Fiscal Year.

Further Clarifications to Item 13

Proposal of Overall Compensation 2020

The proposal for the management's overall compensation for the reporting period of 2020, approved in the Annual Shareholders’ Meeting set as an overall sum the amount of up to R$ 201.671.138,91 (two hundred and one million, six hundred and seventy-one thousand, one hundred and thirty eight Reais and ninety-one cents).

The Company also clarifies that, the 2020 overall value mentioned above is higher than the amount included in item 13.2 of the Reference Form, since it also includes, in addition to the compensation to be attributed to the members of the Board of Directors, the Fiscal Council and the Board of Executive Officers, the compensation of the members of the Committees (external members and committee members that are also alternate board members), while the amounts presented on item 13.2 of this Reference Form includes only the amounts of the remuneration due to the members of the Board of Directors (including the remuneration to the full members of the Board of Directors for their participation in committees), the Fiscal Council and the Executive Board.

14. Human Resources

14.1 – Description of human resources

a.       number of employees (total, per groups based on the activity performed and per geographic location)

The table below shows the number of employees of the Company and its subsidiaries on December 31st, 2017, 2018(5) and 2019:

	2017(4)	2018	2019
Total number of own employees	73,596	70,270	71,149
Per business area
Ferrous Minerals	42,734	43,504	42,077
Non-ferrous	15,243	14,349	13,738
Coal	2,258	2,350	2,927
Fertilizers (1)	8,055	0	0
Other (2)	5,306	10,067	12,407
Per geographical location
Brazil	57,513	55,230	55,439
Canada	6,428	6,029	6,078
Indonesia	3,253	3,128	3,095
New Caledonia	1,343	1,359	1,373
Australia	21	19	11
United States	4	3	4
China	134	152	179
Mozambique	2,397	2,664	3,279
Peru	759	29	33
Colombia	0	0	0
Chile	9	10	12
Other (3)	1,735	1,647	1,646

(1)	Discontinued operations.

(2)	It comprises the following: Corporate Services and Biopalma.

(3)	It comprises the following: Argentina, Austria, United Arab Emirates, France, Netherlands, India, Japan, Malaysia, Oman, Paraguay, United Kingdom, Singapore, Switzerland, Uruguay.

(4)	Since January 2017, the Company has included, for purposes of the information above, all employees for a definite term, trainees and employees hired through the affirmative action program for People with Special Needs.

(5)	In 2018, companies Vale Fertilizantes, Miski Mayo and Vale Cubatão are no longer part of the general consolidation. Companies Biopalma and Tecnored have become part of the global consolidation.

b.       number of outsourced workers (total, per groups based on the activity performed and per geographic location)

The table below shows the number of outsourced workers of the Company and its subsidiaries for the fiscal years ended December 31st, 2017, 2018(3) and 2019 per activity performed and per geographic location:

	2017	2018	2019
Number of outsourced workers	56,979	54,644	78,143
Per business area
Ferrous	19,203	26,714	27,749
Non-ferrous	9,793	8,850	10,828
Coal	2,689	4,212	5,900
Fertilizers	8,793	0	0
Other (1)	16,501	14,868	33,666
Per geographical location
Brazil	44,084	40,371	57,388
Canada	2,962	2,918	3,892
Indonesia	3,493	3,242	5,657
New Caledonia	974	1,203	1,081
Australia	0	0	1
United States	0	0	0
China	0	18	18
Mozambique	3,198	5,543	8,731
Peru	1,135	2	2
Colombia	0	0	0
Chile	44	11	28
Other (2)	1,089	1,336	1,345

(1)	It comprises the following: Corporate Services and Biopalma.

(2)	It comprises the following: Argentina, Japan, Malaysia, Oman, Paraguay, United Kingdom, Singapore, Switzerland, Uruguay.

(3)	In 2018, companies Vale Fertilizantes, Miski Mayo and Vale Cubatão are no longer part of the general consolidation. Companies Biopalma and Tecnored have become part of the global consolidation.

c.       Turnover rate

The turnover rate of the Company's employees and its subsidiaries for the fiscal years ended in 2017, 2018 and 2019 was 9.0%, 15% and 8.7%, respectively. The turnover rate is calculated on the basis of data from Vale S.A. and its subsidiaries in the following countries: Brazil, Canada, Indonesia, New Caledonia, Australia, United States of America, China, Mozambique, Peru, Chile, Argentina, Austria, United Arab Emirates, France, Netherlands, India, Japan, Malaysia, Oman, Paraguay, United Kingdom, Singapore, Switzerland, Uruguay.

14.2 – Relevant changes – Human resources

In fiscal year of 2017, there was a reduction of approximately 14% in the number of Vale's outsourced workers, mainly due to demobilization of projects.

In the fiscal year of 2018, there was a 39% increase in the number of third parties in the area of Ferrous, which was due to some factors such as: (a) increase in the production of iron ore and pellets with ramp up Serra Sul, return of Plants 1, 2 and São Luís Plants, among others, (b) entry of the new Contract Management System (SGC) and (c) new third party accounting rule, accounting for per CPF and no longer per job title.

In 2019, there was an increase of 43% in the total number of third parties, where 31% refers to Project/Interim Third Parties and 12% to Permanent Third Parties. This growth was due to the increase in the number of third parties in the project area, from 2018 to 2019 due to: (a) implementation of dam containment projects; (b) increase in the current portfolio; (c) increase in the works of major projects approved in the second half of 2018 (Salobo III, Programa 240 and Programa do Gelado); (d) increase in the volume of works for the two major Canadian projects (VBME and CCM Phase 1).

14.3 – Description of the employee compensation policy

Wages and benefits provided by Vale and its subsidiaries are usually defined taking into account compensation and benefit practices of each location in which the Company operates.

a.       variable compensation and wage policy

Vale follows the practice already adopted in recent years of conducting comparative compensation surveys, offering all its own employees a wage equal to or greater than the legal minimum practiced in each location. Moreover, through the variable compensation program, Vale fosters the engagement of its employees and encourages better performance through rewards varying from 0 to 200% of a market-based reference value, depending on certain targets set and cash generation in each period. Similar incentive compensation schemes also exist in our subsidiaries.

With this policy, Vale strengthens the culture of constant search for results, in addition to allowing the alignment of individual objectives and results with those of Vale.

At Vale's own units, the performance appraisal for short-term (annual) variable compensation is based on annual targets aligned to the Company's strategy and budget defined by the Board of Directors. This appraisal is carried out through an interactive process between the employees and their managers, in addition to a computerized system, in which the results are recorded. In this program, employees are rewarded for meeting and/or exceeding their targets, and also according to the results obtained by the performance and budget indicators for the company or the business conducted by it. Each result achieved in the goals represents a number of points and the sum of the points is one of the factors that, together with Vale's result, will determine the employee's short-term variable compensation.

Vale negotiates wages and benefits with various unions in different countries. Vale concluded collective agreements with unionized employees at our operations in Brazil, Canada, Indonesia, Malawi, Mozambique, New Caledonia and Oman.

In Brazil, Vale enters into collective agreements at national level and specific local agreements with unions representing 100% of the Company's employees in that country. In the Collective Labor Agreement 2019/2020, a salary adjustment of 3.5% was granted, starting in November 2019, to all employees.

Vale Canada also establishes salaries and benefits for its unionized employees through collective agreements. In 2019, collective agreements were negotiated for the Voisey’s Bay and Thompson units.For non-unionized employees, Vale Canada undertakes an annual review of wages and benefits. The Company offers these employees and their dependents other benefits, including flexible supplementary health care.

Certain employees who are part of Vale's management team may, depending on the eligibility of each plan, also participate in the long-term incentives, such as:

(i)

Matching: share-based program designed to encourage the “feeling of owner” of the Company and increase the capacity to attract and retain managers, through which eligible employees can acquire Vale's shares with their own funds (moment 0), and should they keep their shares and their employment bond with Vale for a period of 3 (three) years, in addition to complying with the requirements set forth in the annual program manual, they will be entitled to receive from Vale the equivalent to the same number of shares purchased at moment 0. For more information on the Matching, see item 13.4 of this Reference Form.

(ii)	Long-Term Incentive - ILP: a program that grants Vale's virtual shares to top management and takes into account the relative performance of the Total Shareholder Return (TSR), compared to that of a defined group of peer groups, over a 3-year cycle. The last year of concession of the ILP was that of the cycle started in 2013, but the terms and conditions of the ILP remain applicable to its beneficiaries. Starting in 2014, the ILP was replaced with the Virtual Stock Program - PAV in 2014, a program also based on Vale's common virtual shares, with functions and conditions very similar to the ILP, in which the participants have the opportunity to receive, over a cycle of four (4) years – for programs started between 2014 and 2018 – or throughout a 3 (three) year cycle – for the program started in 2019, an amount equivalent to the market value of a certain number of Vale's common shares. For more information on the ILP, PAV, see item 13.4 of this Reference Form.

The variable compensation and salary policy attributed to non-statutory Officers is described in item 13 of this Reference Form.

b.       Benefit policy

Wages and benefits provided by Vale and its subsidiaries are usually defined on a company-to-company basis. Our benefit policy is in line with our strategy of attraction and retention, following the applicable legislation and the market practice in the countries where we operate. We provide an attractive and competitive benefit package, which ensures health, well-being, protection and quality of life. The main benefits offered to the employees are medical and dental care, life insurance, private pension fund, and short-term and long-term disability benefits.

With regard to pension plans, Vale recommends offering a model of the type of contribution defined at the locations where the financial market allows the management of long-term resources in a sustainable manner.

Vale’s Brazilian employees and most of its Brazilian subsidiaries may participate in pension plans managed by Valia. The majority of participants in Valia's plans participate in a plan called "Vale Mais", which Valia implemented in 2000. This plan is mainly a defined as a contribution plan with a fixed benefit in relation to services prior to 2000 and other fixed benefits to cover temporary or permanent disability, retirement and financial protection to dependents in the event of death. Valia also operates a fixed benefit plan, closed to new participants since May 2000, with benefits based on years of service, wage, and social security benefits. This plan covers retired participants and their beneficiaries, as well as a relatively small number of employees who did not want to switch from the old plan to the "Vale Mais" plan when it was established in May 2000.

The employees of our base metals operations participate in fixed benefit pension plans and fixed contribution pension plans. Fixed benefit plans have been closed to new participants since 2009, and all new employees in our Base Metals operations are eligible to participate in fixed contribution pension plans.

c.       characteristics of share-based compensation plans of non-management employees, identifying (i) group of beneficiaries; (ii) conditions for the exercise; (iii) exercise prices; (iv) terms of exercise; and (v) the number of shares committed by the plan.

The share-based compensation plans described in item (a) above as well as in item 13.4 of this Reference Form are extended to Non-Statutory Officers of the Company, and to other levels of leadership, according to the eligibility rules of each plan. The main characteristics of the referred to plans are described in item “13.4” of this Reference Form.

14.4 - Description of the relations between the issuer and unions, indicating whether there were any stoppages or strikes in the last three fiscal years

Vale maintains a harmonious relationship with unions worldwide and seeks to settle any conflicts directly with the unions, through permanent meetings and gatherings up to the date of this Reference Form, there are approximately 34 unions in Brazil and 12 unions in the rest of the world.

In the last three fiscal years, there were no strikes or stoppages in the activities of the Company or its subsidiaries, pursuant to the Global Reporting Initiative (GRI), which establishes as strikes or stoppages interruptions of more than 7 days.

As of 2005, employees elect, through a direct voting process, an effective member of the Board of Directors and its respective alternate. Elections are conducted jointly by the company and the unions.

14.5 – Other relevant information – Human Resources

There is no other relevant information that has not been disclosed in the items above.

15. Control and economic group

15.1/ 15.2 Shareholding position

Shareholder	Nationality	State	Legal Representative/ Proxy	CPF/CNPJ (Brazilian taxpayer no.) of the Proxy	CPF/CNPJ	Common Shares		Preferred Special Class Shares		Total Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
						Quantity	%	Quantity	%	Quantity	%	Quantity	%
Litel Participações S.A.	Brazilian	RJ	N/A	N/A	00.743.065/0001-27	74,832,355	1.416%	0	0	0	0	74,832,355	1.416%	Yes	Yes	March 31, 2020
Litela Participações S.A.	Brazilian	RJ	N/A	N/A	05.495.546/0001-84	519,733,209	9.835%	0	0	0	0	519,733,209	9.835%	Yes	Yes	March 31,2020
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil	Brazilian	RJ	N/A	N/A	33.754.482/0001-24	337,959,810	6.395%	0	0	0	0	337,959,810	6.395%	No	No	March 31,2020
Bradespar S.A.	Brazilian	SP	N/A	N/A	03.847.461/0001-92	293,907,266	5.562%	0	0	0	0	293,907,266	5.562%	Yes	Yes	March 31, 2020
Mitsui & Co., Ltd	Japanese		Mitsui & Co. (Brazil) S.A.	61.139.697/0001-70	05.466.338/0001-57	286,347,055	5.419%	0	0	0	0	286,347,055	5.419%	Yes	Yes	March 31, 2020
BNDES Participações S.A.	Brazilian	RJ	N/A	N/A	00.383.281/0001-09	323,496,276	6.122%	0	0	0	0	323,496,276	6.122%	Yes	Yes	March 31, 2020
BlackRock, Inc.	North American	-	Banco BNP Paribas Brasil S.A.	01.522.368/0001-82	N/A	272,614,219	5.159%	0	0	0	0	272,614,219	5.159%	No	No	February 6, 2020
Federal Government	Brazilian	-	-	-	-	0	0.000%	12	100.000	12	100.000	12	0.001%	No	No	March 31, 2020
Treasury	-	-	N/A	N/A	-	154,563,828	2.925%	0	0	0	0	154,563,828	2.925%	-	-	March 31, 2020
Others	-	-	N/A	N/A	-	3,021,020,752	57.168%	0	0	0	0	3,021,020,752	57.167%	-	-	N/A
Total	-	-	-	-	-	5,284,474,770	100.000%	12	100.00%	12	100.00%	5,284,474,782	100.000%	-	-	-

Litela Participações S.A. – CNPJ (Corporate Taxpayer ID): 05.495.546/0001-84
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
BB Carteira Ativa	Brazilian	-	01.578.476/0001-77	158,594,403	80.622	0	0	158,594,403	80.622	No	Yes	March 31, 2020
Carteira Ativa II FIA	Brazilian	-	04.194.710/0001-50	22,625,093	11.502	0	0	22,625,093	11.502	No	No	March 31, 2020
PETROS	Brazilian	-	34.053.942/0001-50	13,648,434	6.938	0	0	13,648,434	6.938	No	No	March 31, 2020
Others	-	-	-	1,845,195	0.938	0	0	1,845,195	0.938	No	No	March 31, 2020
Total	-	-	-	196,713,125	100.000	0	0.00	196,713,125	100.000	-	-	March 31, 2020

Litel Participações S.A. – CNPJ (Corporate Taxpayer ID): 00.743.065/0001-27
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
BB Carteira Ativa	Brazilian	-	01.578.476/0001-77	173,737,086	80.622	0	0	173,737,086	80.622	No	Yes	March 31, 2020
Carteira Ativa II FIA	Brazilian	-	04.194.710/0001-50	24,785,349	11.502	0	0.00	24,785,349	11.502	No	No	March 31, 2020
PETROS	Brazilian	-	34.053.942/0001-50	14,951,594	6.938	0	0.00	14,951,594	6.938	No	No	March 31, 2020
Singular FIA	Brazilian	-	15.637.784/0001-30	2,021,031	0.938	0	0.00	2,021,031	0.938	No	No	March 31, 2020
Others	-	-	-	343	0.000	0	0.00	343	0.000	No	No	N/A
Total	-	-	-	215,495,403	100.000	0	0	215,495,403	100.000	-	-	-

BB Carteira Ativa – CNPJ: 01.578.476/0001-77
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total
				Quantity	%	Quantity	%	Quantity	%	Member of shareholders’ agreement	Controlling shareholder	Date of latest change
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil	Brazilian	-	33.754.482/0001-24	871,754,329	100.000	0	0.000	871,754,329	100.000	No	Yes	March 31, 2020
Others	-	-	-	0	0.000	0	0.000	0	0.000	-	-	N/A
Total	-	-	-	871,754,329	100.000	0	0.000	871,754,329	100.000	-	-	-

Previ – Caixa de Previdência dos Funcionários do Banco do Brasil – CNPJ: 33.754.482 / 0001-24
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
Others	-	-	-	1	100.000	0	0.000	1	100.000	-	-	N/A
Total	-	-	-	1	100.000	0	0.000	1	100.000	-	-	-

Bradespar S.A. – CNPJ: 03.847.461/0001-92
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
Cidade de Deus Cia. Cial. de Participações S.A.	Brazilian	SP	61.529.343/0001-32	44,883,224	36.738	301,410	0.133	45,184,634	12.983	No	Yes	March 31, 2020
NCF Participações S.A.	Brazilian	SP	04.233.319/0001-18	30,388,376	24.874	2,235,627	0.990	32,624,003	9.374	No	Yes	March 31, 2020
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	18,179,304	14.880	0	0.000	18,179,304	5.223	No	Yes	March 31, 2020
Nova Cidade de Deus Participações S.A.	Brazilian	SP	04.866.462/0001-47	1,675,008	1.371	0	0.000	1,675,008	0.481	No	Yes	March 31, 2020
Others	-	-	-	27,045,537	22.137	223,325,559	98.877	250,371,096	71.939	-	-	N/A
Total	-	-	-	122,171,449	100.00	225,862,596	100.000	348,034,045	100.000	-	-	-

Cidade de Deus Cia. Cial. de Participações S.A. – CNPJ: 61.529.343/0001-32
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
Nova Cidade de Deus Participações S.A.	Brazilian	SP	04.866.462/0001-47	3,755,570,513	47.891	0	0.000	3,755,570,513	47.891	No	Yes	March 31, 2020
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	2,776,765,252	35.409	0	0.000	2,776,765,252	35.409	No	Yes	March 31, 2020
Maria Ângela Aguiar	Brazilian	SP	000.548.238-03	411,197,692	5.244	0	0.000	411,197,692	5.244	No	Yes	March 31, 2020
Others	-	-	-	898,426,067	11.456	0	0.000	898,426,067	11.456	-	-	N/A
Total	-	-	-	7,841,959,524	100.000	0	0.000	7,841,959,524	100.000	-	-	-

Nova Cidade de Deus Participações S.A. – CNPJ: 04.866.462/0001-47
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	163,332,621	46.302	373,794,914	100.000	537,127,535	73.928	No	Yes	March 31, 2020
BBD Participações S.A.	Brazilian	SP	07.838.611/0001-52	189,425,112	53.698	0	0.000	189,425,112	26.072	No	Yes	March 31, 2020
Total	-	-	-	352,757,733	100.000	373,794,914	100.000	726,552,647	100.000	-	-	-

Fundação Bradesco – CNPJ: 60.701.521/0001-06
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
Others	-	-	-	1	100.000	0	0.000	1	100.000	No	No	N/A
Total	-	-	-	1	100.000	0	0.000	1	100.000	-	-	-

BBD Participações S.A. – CNPJ: 07.838.611/0001-52
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
NCD Participações Ltda	Brazilian	SP	48.594.139/0001-37	0	0.000	74,784,306	49.380	74,784,306	24.196	Yes	No	March 31, 2020
Treasury	-	-	-	59,966,105	38.042	19,279,814	12.730	79,245,919	25.640	No	No	March 31, 2020
Luiz Carlos Trabuco Cappi	Brazilian	SP	250.319.028-68	9,969,843	6.325	261,896	0.173	10,231,739	3.310	No	No	March 31, 2020
Carlos Alberto Rodrigues Guilherme	Brazilian	SP	021.698.868-34	9,650,402	6.122	234,878	0.155	9,885,280	3.198	No	No	March 31, 2020
Milton Matsumoto	Brazilian	SP	081.225.550-04	9,333,943	5.921	234,830	0.155	9,568,773	3.096	No	No	March 31, 2020
Others	-	-	-	68,710,484	43.590	56,650,409	37.406	125,360,893	40.560	-	-	N/A
Total	-	-	-	157,630,777	100.000	151,446,133	100.000	309,076,910	100.000	-	-	-

NCF Participações S.A. – CNPJ: 04.233.319/0001-18
Shareholder	Nationality	State	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
				Quantity	%	Quantity	%	Quantity	%
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	423,598,233	25.129	1,502,370,308	100.000	1,925,968,541	60.412	No	Yes	March 31, 2020
Cidade de Deus Cia. Cial. de Participações S.A.	Brazilian	SP	61.529.343/0001-32	1,259,587,222	74.721	0	0.000	1,259,587,222	39.509	No	Yes	March 31, 2020
Nova Cidade de Deus Participações S.A.	Brazilian	SP	04.866.462/0001-47	2,521,897	0.150	0	0.000	2,521,897	0.079	No	Yes	March 31, 2020
Total	-	-	-	1,685,707,352	100.000	1,502,370,308	100.000	3,188,077,660	100.000	-	-	-

BNDES Participações S.A. - 00.383.281/0001-09
Shareholder	Nationality	CPF/CNPJ	Common Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
			Quantity	%	Quantity	%
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	Brazilian	33.657.248/0001-89	1	100.000	1	100.000	No	Yes	March 31, 2020
Total	-	-	1	100.000	1	100.000	-	-	-

Banco Nacional de Desenvolvimento Econômico e Social – BNDES – 33.657.248/0001-89
Shareholder	Nationality	CPF/CNPJ	Common Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
			Quantity	%	Quantity	%
Federal Government (Ministry of Finance)	Brazilian	00.394.460/0409-50	6,273,711,452	100.000	6,273,711,452	100.000	No	No	March 31, 2020
Total	-	-	6,273,711,452	100.000	6,273,711,452	100.000	-	-	-

Mitsui & Co., Ltd – CNPJ: 05.466.338/0001-57
Shareholder	Nationality	State	Legal Representative/Proxy	CPF/CNPJ (Brazilian taxpayer no.) of the Proxy	CPF/CNPJ	Common Shares		Preferred Shares		Total		Member of shareholders’ agreement	Controlling shareholder	Date of latest change
						Quantity	%	Quantity	%	Quantity	%
The Master Trust Bank of Japan, Ltd. (trust account)	Japanese	-	Hiroshi Naruse (President)	-	-	165,915,900	9.521	0	0	165,915,900	9.521	No	No	March 31,2020
Japan Trustee Services Bank, Ltd. (trust account)	Japanese	-	Yoshikazu Tanaka (President)	-	-	84,036,300	4.822	0	0	84,036,300	4.822	No	No	March 31,2020
BNYM RE NORWEST/WELLS FARGO OMNIBUS	North American	-	Standing Agent: MUFG Bank, Ltd.	-	-	72,698,500	4.172	0	0	72,698,500	4.172	No	No	March 31,2020
Japan Trustee Services Bank, Ltd. (trust account 9)	Japanese	-	Yoshikazu Tanaka (President)	-	-	38,380,600	2.202	0	0	38,380,600	2.202	No	No	March 31,2020
Japan Trustee Services Bank, Ltd. (trust account 5)	Japanese	-	Yoshikazu Tanaka (President)	-	-	35,257,100	2.023	0	0	35,257,100	2.023	No	No	March 31,2020
Nippon Life Insurance Company	Japanese	-	Hiroshi Shimizu (President)	-	-	35,070,840	2.012	0	0	35,070,840	2.012	No	No	March 31,2020
JP Morgan Chase Bank, N.A. 385151	North American	-	Standing Agent: Mizuho Bank, Ltd.	-	-	29,531,957	1.695	0	0	29,531,957	1.695	No	No	March 31,2020
Sumitomo Mitsui Banking Corporation	Japanese	-	Makoto Takashima (President)	-	-	25,667,000	1.473	0	0	25,667,000	1.473	No	No	March 31,2020
Japan Trustee Services Bank, Ltd. (trust account 7)	Japanese	-	Yoshikazu Tanaka (President)	-	-	25,293,100	1.451	0	0	25,293,100	1.451	No	No	March 31,2020
State Street Bank West Client – Treaty 505234	North American	-	Standing Agent: Mizuho Bank, Ltd.	-	-	24,422,532	1.401	0	0	24,422,532	1.401	No	No	March 31,2020
Treasury	-	-	-	-	-	35,154,469	2.017	0	0	35,154,469	2.017	-	-	March 31,2020
Others	-	-	-	-	-	1,171,256,608	67.210	0	0	1,171,256,608	67.210	-	-	March 31,2020
Total	-	-	-	-	-	1,742,684,906	100.000	0	0	1,742,684,906	100.000	-	-	-

15.3 - Distribution of capital

Date of latest change	April 30, 2020
Number of individual shareholders (Units)	201,979
Number of legal entity shareholders (Units)	2,259
Number of institutional investors (Units)	1,921

Outstanding Shares

Outstanding shares corresponding to all shares of the issuer, except those held by the controlling shareholder, the persons related to it, the managers of the issuer, and the shares held in treasury.

	Units	Percentage
Number of common shares	2,981,743,858	56,42%
Number of class E preferred shares	0	0.00%
Number of preferred shares	0	0.00%
Total	2,981,743,858	56,42%

15.4       Organization chart of the issuer's shareholders and the economic group in which it is inserted, indicating:

a.	all direct and indirect controllers and, in case the issuer so wishes, the shareholders with interest equal to or greater than 5% of one class or type of shares

Litela Participações S.A. (“Litela") is a holding controlled by BB Carteira Ativa Fundo de Investimento em Ações (“BB Carteira Ativa”), which holds shares representing 80,62% of Litela capital, an investment fund managed by BB Gestão de Recursos – Distribuidora de Títulos e Valores Mobiliários S.A., the membership interests of which are 100% held by Previ – Caixa de Previdência dos Funcionários do Banco do Brasil (“Previ”). Previ is a closely-held private pension plan entity and its participants are Banco do Brasil employees and Previ employees, and it has a direct stake of 6.4% in the Company. The fund is managed by BB Gestão de Recursos. Litela holds a 9,84% interest in the Company's capital stock.

Litel Participações S.A. (“Litel”) is a holding company controlled by BB Carteira Ativa, which holds shares representing 80.62% of Litel's capital stock. Litel holds a 1.42% interest in the Company's capital stock.

Bradespar S.A. is a holding company controlled by (a) Cidade de Deus Companhia Comercial de Participações S.A., a holding company (12.98%), (b) NCF Participações S.A., a holding company (9.37%); (c) Fundação Bradesco, a non-profit organization with the purpose of providing education and professional training to children, youth and adults (5.22%); and (d) Nova Cidade de Deus Participações S.A., a holding company (0.48%). A Cidade de Deus Companhia Comercial de Participações S.A. is controlled by Nova Cidade de Deus Participações S.A., a holding (47.89%), Fundação Bradesco (35.41%), and by Mrs. Maria Ângela Aguiar (5.24%). NCF Participações S.A. is controlled by Fundação Bradesco (60.41%), Cidade de Deus Companhia Comercial de Participações S.A. (39.51%) and Nova Cidade de Deus Participações S.A. (0.08%). Nova Cidade de Deus Participações S.A. is controlled by Fundação Bradesco (73.93%) and BBD Participações S.A. (26.07%). BBD Participações S.A. has its capital stock broken down among its various shareholders, with NCD Participações Ltda. being the largest of them, with 24.20% of the total capital stock. Bradespar holds a 5.56% interest in the Company's capital stock.

Mitsui & Co., Ltd is a trading company headquartered in Japan, with its capital stock highly pulverized. Mitsui holds a 5.42% interest in the Company's capital stock.

BNDES Participações S.A. is a holding wholly owned by Banco Nacional de Desenvolvimento Econômico e Social – BNDES ("BNDES"), which holds a direct interest of 6.12% in the Company's capital stock. BNDES is a state-owned enterprise with legal personality governed by private law, whose shares are 100% held by the Federal Government.

b. main subsidiaries and affiliates of the Company:

On December 31st, 2019, Vale controlled or held interest in the following companies (for a detailed description of the controlled companies and affiliates of the Company engaged in activities relevant to Vale's business, see item 9 of this Reference Form):

Aceros Del Orinoco S.A. – Indirectly Affiliated Abroad

Aços Laminados do Pará S.A. – Wholly-owned subsidiary

Aliança Geração de Energia S.A. – Shared Control

Aliança Norte Energia Participações S.A. – Shared Control

Anyang Yu Vale Yongtong Pellet Co., Ltd. – Indirectly Affiliated Abroad

Associação Casa de Cultura Canaã dos Carajás – Association

Associação de Terminais Portuários Privados – ATP – Association

Associação Instituto Tecnológico Vale - Association

Associação Memorial Minas Gerais Vale – Association

Associação Museu Vale – Association

Associação Vale para Desenvolvimento Sustentável – Association

Atlantic Iron S.àr.l – Indirectly Controlled Abroad

Australian Coal Inter Holding (NL) I B.V. – Indirectly Controlled Abroad

Baovale Mineração S.A. – Indirectly Affiliated in Brazil

Beijing Iron Ore Trading Center Corporation – Indirectly Affiliated Abroad

Belcoal Pty Ltd – Indirectly Controlled Abroad

Belvedere Australia (BP) PTY Ltd – Indirectly Controlled Abroad

Belvedere Coal Management Pty Ltd – Indirectly Controlled Abroad

Belvedere JV (Unincorporated) – Consortium

Biopalma da Amazônia S.A. – Reflorestamento, Indústria e Comércio – Directly Controlled in Brazil

Bowen Central Coal Pty Ltd. – (ACN107 198 676) – Indirectly Controlled Abroad

Bowen Central Coal Sales Pty Ltd. – (ACN 107 201 230) – Indirectly Controlled Abroad

California Steel Industries, Inc. – Shared Control

Camberwell Coal Pty Ltd. – (ACN 003 825 018) – Indirectly Controlled Abroad

Centro Tecnológico Soluções Sustentáveis S.A. – Indirectly Controlled in Brazil

CDN Porto – Indirectly Shared Control Abroad

CMM Overseas S.A – Indirectly Controlled Companhia Coreano-Brasileira de Pelotização – Shared Control

Companhia Hispano-Brasileira de Pelotização – Shared Control

Companhia Ítalo-Brasileira de Pelotização – Shared Control

Companhia Logística da Africa, Limitada – Indirectly Controlled Abroad

Companhia Nipo-Brasileira de Pelotização – Shared Control

Companhia Paulista de Ferro-Ligas – Directly Controlled in Brazil

Companhia Portuária Baía de Sepetiba – Directly Controlled in Brazil

Companhia Siderúrgica Ubu – Subsidiary

Companhia Usina Tecpar – Indirectly Controlled in Brazil

Consórcio AHE Porto Estrela – Consortium

Consórcio BM-ES-27 – Consortium

Consórcio BM-PAMA-10 – Consortium

Consórcio BM-PAMA-11 – Consortium

Consórcio BM-PAMA-12 – Consortium

Capim Branco Energia – Consortium

Consórcio da Usina Hidrelétrica de Igarapava – Consortium

Consórcio de Rebocadores da Baia de São Marcos – Consortium

Consórcio de Rebocadores da Barra dos Coqueiros – Consortium

Consórcio Estreito Energia – CESTE – Consortium

Consórcio Gesai – Geração Santa Isabel – Consortium

Consórcio Machadinho – Consortium

Consórcio Railnet – Consortium

Consórcio SF-T-81 – Consortium

Consórcio Candonga – Consortium

Copperbelt (B) Inc. – Indirectly Shared Control Abroad

Corredor do Desenvolvimento do Norte S.a.r.L – Indirectly Shared Control Abroad

Corredor Logístico Integrado de Nacala, S.A. – Indirectly Shared Control Abroad

CPP Participações S.A. – Directly Controlled in Brazil

CSI Tubular Products Inc. – Wholly-owned subsidiary of California Steel Industries Inc.

CSP – Companhia Siderúrgica do Pecém – Directly Affiliated in Brazil

Docepar S.A. – Wholly-owned subsidiary

Eastern Star Resources Pty – Indirectly Controlled Abroad

Empreendimentos Brasileiros de Mineração S.A. – Directly Controlled in Brazil

Empresa de Mineração Esperança – Indirectly Controlled in Brazil

Exide Group Incorporated – Indirectly Controlled Abroad

Ferrovia Centro-Atlântica S.A. – Indirectly controlled by VLI S.A.

Ferrovia Norte Sul S.A. – Controlled by VLI S.A.

Ferrous Resources Ltd – Directly Controlled Abroad

Ferrous Ltd – Indirectly Controlled Abroad

Ferrous Resources Ltd (UK) – Indirectly Controlled Abroad

Ferrous Resources do Brasil – Indirectly Controlled in Brazil

Florestas Rio Doce S.A. – Directly Controlled in Brazil

Fundação Caemi de Previdência Social – Foundation

Fundação Estação do Conhecimento Moçambique – Foundation

Fundação Renova – Foundation

Fundação Vale – Foundation

Fundação Zoobotânica de Carajás – Foundation

Glennies Creek Coal Management Pty Ltd. – (ACN 097 768 093) – Indirectly Controlled Abroad

Globalore PTE LTD. – Indirectly Affiliated Abroad

Henan Longyu Energy Resources Co. Ltd. – Indirectly Affiliated

Instituto Ambiental Vale – Association

Integra Coal Operations Pty Ltd. – (ACN 118 030 998) – Indirectly Controlled Abroad

Integra Coal Sales Pty Ltd. – (ACN 080 537 033) – Indirectly Controlled Abroad

International Iron Company. Inc – Indirectly Controlled Abroad

Isaac Plains Coal Sales Pty Ltd. – (ACN 114 276 701) – Indirectly Controlled Abroad

Jusoor Foundation – Foundation

Kaolin Overseas Ltd. – Indirectly Controlled Abroad

Korea Nickel Corporation – Indirectly Affiliated Abroad

Larco – Indirectly Controlled Abroad

Maitland Main Collieries Pty Ltd. – (ACN 000 021 652) – Indirectly Controlled Abroad

Mediterranean Iron Ltd – Indirectly Controlled Abroad

MBR Overseas Ltd. – Indirectly Controlled Abroad

Minas da Serra Geral S.A. – Wholly-owned subsidiary

Mineração Corumbaense Reunida S.A. – Directly Controlled Abroad

Mineração Dobrados S.A. Indústria e Comércio – Indirectly Controlled in Brazil

Mineração Guanhães Ltda. – Directly Controlled in Brazil

Mineração Guariba Ltda. – Directly Controlled in Brazil

Mineração Jacuípe S.A – Indirectly Controlled in Brazil

Mineração Manati Ltda. – Indirectly Controlled in Brazil

Mineração Mato Grosso S.A. – Indirectly Controlled in Brazil

Mineração Ocirema Indústria e Comércio Ltda. – Indirectly Controlled in Brazil

Mineração Rio do Norte S.A. – Shared Control

Minerações BR Holding GmbH – Indirectly Controlled Abroad

Minerações Brasileiras Reunidas S.A. – Directly Controlled in Brazil

Moatize Coal Investment (PTY) LTD – Indirectly Controlled Abroad

Monticello Insurance Ltd. – Indirectly Controlled Abroad

MRS Logística S.A. – Directly Shared Control in Brazil

MS Empreendimentos e Participações Ltda. – Indirectly Subsidiary in Brazil

MSE – Serviços de Operação, Manutenção e Montagem Ltda. – Directly Controlled in Brazil

Nacala Corridor (DIFC) Limited – Indirectly Shared Control Abroad

Nacala Corridor Holding Netherlands B.V. – Indirectly Shared Control Abroad

New Steel Global NV – – Indirectly Controlled Abroad

New Steel S.A. – Indirectly Controlled in Brazil

Norte Energia S.A. – Indirectly Affiliated in Brazil

Ponta Ubu Agropecuária Ltda. – Shared Control

Potássio Rio Colorado S.A. – Indirectly Controlled Abroad

PT Sumbawa Timur Mining – Indirectly Controlled Abroad

PT Vale Eksplorasi Indonesia – Indirectly Controlled Abroad

PT Vale Indonesia Tbk – Indirectly Controlled Abroad

Qld Coal Holdings Pty Ltd – (ACN 081 724 129) – Indirectly Controlled Abroad

Railvest Investments Inc. – Indirectly Controlled Abroad

Retiro Novo Reflorestamento Ltda. – Directly Controlled in Brazil

Rio Doce Australia Pty Ltd – Indirectly Controlled Abroad

Rio Doce International S.A. – Indirectly Controlled Abroad

Salobo Metais S.A. – Directly Controlled in Brazil

Samarco Mineração S.A. – Shared Control

SDCN – Sociedade de Desenvolvimento do Corredor de Nacala – Indirectly Shared Control Abroad

Seamar Shipping Corporation – Indirectly Controlled Abroad

Sociedade de Desenvolvimento Estudo e Implantação do Corredor de Nacala (SDEICN (SPE) – Indirectly Controlled Abroad

Société Industrielle et Commerciale Brasilo-Luxembourgeoise – Brasilux – Directly Controlled Abroad

SRV Corporate S.A. – Indirectly Controlled Abroad

Startec Iron LLC – Indirectly Controlled Abroad

TEAL Management Corporation – Indirectly Shared Control Abroad

Teal Minerals (Barbados) Incorporated – Indirectly Shared Control Abroad

Tecnored Desenvolvimentos Tecnológicos S.A. – Wholly-owned subsidiary

Tecnored Tecnologia de Auto-Redução S.A. – Indirectly Controlled Abroad

Terras Brasil Administração de Imóveis Ltda (previously named Land Company) – Directly Affiliated in Brazil

The Central East African Railway – Indirectly Shared Control Abroad

Tiebaghi Nickel S.A.S. (Branch) – Indirectly Controlled Abroad

Tiebaghi Nickel S.A.S. – Indirectly Controlled Abroad

Transbarge Navegacion S.A. – Indirectly Controlled Abroad

Troy Resources Limited – Indirectly Affiliated Abroad

Ultrafértil S.A – Directly Affiliated in Brazil

Vale Americas Inc. – Indirectly Controlled Abroad

Vale Asia Kabushiki Kaisha – Indirectly Controlled Abroad

Vale Australia (EA) Pty Ltd – (ACN 081 724 101) – Indirectly Controlled Abroad

Vale Australia (GC) Pty Ltd - (ACN 097 238 349) – Indirectly Controlled Abroad

Vale Australia (IP) Pty Ltd – (ACN 114 276 694) – Indirectly Controlled Abroad

Vale Australia Holdings Pty Ltd (ACN 075 176 386) – Indirectly Controlled Abroad

Vale Australia Pty Ltd (ACN 062 536 270) – Indirectly Controlled Abroad

Vale Base Metals Americas, Inc. – Indirectly Controlled Abroad

Vale Base Metals Asia Pacific Pte. Ltd – Indirectly Controlled Abroad

Vale Belvedere (BC) PTY – Indirectly Controlled Abroad

Vale Belvedere (SEQ) Pty Ltd – Indirectly Controlled Abroad

Vale Belvedere Pty Ltd (ACN 128 403 645) – Indirectly Controlled Abroad

Vale Canada Ltd – Indirectly Controlled Abroad

Vale China Holdings (Barbados) Ltd. – Indirectly Controlled Abroad

Vale Colombia SAS en Liquidación – Indirectly Controlled Abroad

Vale Emirates Ltd – Indirectly Controlled Abroad

Vale Energia S.A. – Controlled

Vale Europe Limited – Indirectly Controlled Abroad

Vale Europe Pension Trustees Ltd. – Indirectly Controlled Abroad

Vale Evate Moçambique, Ltda. – Indirectly Controlled Abroad

Vale Exploracion Argentina S.A. – Indirectly Controlled Abroad

Exploraciones Chile Ltda. – Indirectly Controlled Abroad

Vale Exploration Peru SAC – Indirectly Controlled Abroad

Vale Exploration Philippines Inc. – Indirectly Controlled Abroad

Vale Exploration Pty Ltd (ACN 127 080 219) – Indirectly Controlled Abroad

Vale Fertilizer Netherlands B.V. – Indirectly Controlled Abroad

Cubatão Fertilizer B.V. – Indirectly Controlled Abroad

Vale Inco Europe Holdings – Indirectly Controlled Abroad

Vale India Private Limited – Indirectly Controlled Abroad

Vale International S.A. – Indirectly Controlled Abroad

Vale Investments Ltd. – Indirectly Controlled Abroad

Vale Japan Ltd. – Indirectly Controlled Abroad

Vale Limited – Indirectly Controlled Abroad

Vale Logística de Argentina S.A. – Directly Controlled Abroad

Vale Logística de Uruguay S.A. – Directly Controlled Abroad

Vale Logistics Limited – Indirectly Shared Control Abroad

Vale Malaysia Minerals Sdn. Bhd. – Indirectly Controlled Abroad

Vale Malaysia Sdn. Bhd. – Indirectly Controlled Abroad

Vale Manganês S.A. – Directly Controlled in Brazil

Vale Mauritius Ltd. – Indirectly Controlled Abroad

Vale Metais Basicos S.A. – Directly Controlled in Brazil

Vale Metals (Shanghai) Co., Ltd – Indirectly Controlled Abroad

Vale Minerals China Co. Ltd – Indirectly Controlled Abroad

Vale Moçambique S.A. – Indirectly Controlled Abroad

Vale Newfoundland & Labrador Ltd. – Indirectly Controlled Abroad

Vale Nickel (Dalian) Co. Ltd – Indirectly Controlled Abroad

Vale Nouvelle-Calédonie Branch – Indirectly Controlled Abroad

Vale Nouvelle-Calédonie S.A.S. – Indirectly Controlled Abroad

Vale Óleo e Gás S.A. – Wholly-owned subsidiary

Vale Oman Distribution Center LLC – Indirectly Controlled Abroad

Vale Oman Pelletizing Company LLC – Indirectly Controlled Abroad

Vale Overseas Ltd. – Wholly-owned subsidiary

Vale Pecém S.A – Indirectly Shared Control in Brazil

Vale Power – Indirectly Controlled Abroad

Vale Projectos e Desenvolvimento Moçambique, Limitada – Indirectly Controlled Abroad

Vale Shipping Enterprise Pte. Ltd – Indirectly Controlled Abroad

Vale Shipping Holding Pte. Ltd – Indirectly Controlled Abroad

Vale Soluções em Energia S.A. – Wholly-owned subsidiary

Vale South Africa (Proprietary) Ltd – Indirectly Controlled Abroad

Vale Switzerland S.A. – Indirectly Controlled Abroad

Vale Taiwan Limited – Indirectly Controlled Abroad

Vale Technology Development (Canada) Limited – Indirectly Controlled Abroad

Vale Trading (Shanghai) Co., Ltd – Indirectly Controlled Abroad

Vale Zambia Limited – Indirectly Controlled Abroad

Valesul Alumínio S.A. – Directly Controlled in Brazil

VLI S.A. – Shared Control

VNCFi – Indirectly Controlled Abroad

Wiggins Island Coal Export Terminal Pty LTD. – Indirectly Affiliated Abroad

Yayasan Mokora Husada (Foundation) – Foundation

Zhuhai YPM Pellet Co. Ltd – Directly Affiliated Abroad

For further information, see item 15.7 of this Reference Form, as applicable.

c. Company’s interests in group companies

On December 31, 2019, Vale had no interest in other companies in the group other than its controlled and affiliated companies.

d.       group companies’ interests in the Company

On December 31, 2019, none of the companies in the group, which is not a direct or indirect controlling shareholder of Vale, held direct or indirect interests in the Company.

e.       companies under common control

On December 31, 2019, there were no companies under common control of Litela Participações S.A., Litel Participações S.A., Bradespar S.A., BNDES Participações S.A. and Mitsui & Co. Ltd. other than Vale and its controlled companies.

15.5       Shareholders' agreement filed at the issuer's headquarters or of which the controller is a party

On the same date when the merger of Valepar S.A. ("Valepar") into the Company became effective, that is, on August 14, 2017, Litel Participações S.A. ("Litel"), Bradespar S.A. ("Bradespar"), Mitsui & Co., Ltd ("Mitsui") and BNDES Participações S.A. ("BNDESPAR") entered into a new shareholders' agreement ("Vale Shareholders' Agreement"), aimed at giving the Company stability and adjusting its corporate governance structure during the period of transition to its new corporate structure without defined control. Vale Shareholders' Agreement, which binds only 20% of the total common shares issued by the Company, except for the treasury Common Shares, under the terms described in the referred to Agreement ("Bound Shares"), will remain in effect until November 9, 2020, without projection of renewal.

On September 9, 2019, Litela Participações S.A. (“Litela”) became part of Vale Shareholders' Agreement, after the adhesion contract was sent to the other Signatory Parties and to Vale. Such adhesion of Litela to Vale's Shareholders' Agreement was due to the partial spin-off of Litel Participações S.A. (“Litel”) followed by the merger of the portion that was spun-off by Litela, which resulted in the transfer of 808,746,864 shares issued by Vale, previously held by Litel, its then controlled company Litela, according to information disclosed by the companies involved.

The Bound Shares are subject to all the provisions set forth in Vale Shareholders' Agreement. It should be noted, however, that the Signatory Parties (as defined below) undertake, if they have an ownership interest in Vale not bound by Vale Shareholders' Agreement), to express the voting right inherent in such ownership interest in respect to a particular issue, in the same manner as the one decided under Vale Shareholders' Agreement. For such purposes, the shareholdings held directly or indirectly in Vale are considered, and the Signatory Parties undertake, even if they do not have the power to determine the vote to be cast by the investment vehicle in Vale, to express its vote, in the scope of such vehicle, whenever applicable, in the same way as the one decided under the terms of the Vale Shareholders Agreement.

a.       Parties

Litel, Litela, Bradespar, Mitsui and BNDESPAR (collectively, “Signatory Parties”).

b.       Date of execution

The date of execution of Vale Shareholders' Agreement is August 14, 2017.

c.       Term of Effectiveness

The duration of Vale Shareholders' Agreement is November 09, 2020.

d.       Description of clauses regarding exercise of voting rights and power of control

The Shareholders' Agreement of Vale prescribes that the Signatory Parties to the Agreement undertake to commit their votes at the General Meetings, as well as the vote to be cast by their representatives in the Board of Directors, to ensure compliance with the basic principles set forth in said instrument.

Upon being convened at the request of any of the Signatory Parties pursuant to Vale Shareholders' Agreement, the Signatory Parties may meet in advance of the General Meeting or the Board of Directors' meeting, as the case may be ("Prior Meeting"), to define the votes to be cast by their representatives at the General Meetings and by the Directors appointed by them on the matters listed below, provided that such matters described below may only be approved in a Prior Meeting with a favorable vote of at least 75% of the total Bound Shares of the Parties attending the Prior Meeting:

1.	Amendments to Vale's Bylaws, except in case of legal requirement;

2.	Increase or decrease in Vale's share capital;

3.	The issue of debentures by Vale, whether or not they are convertible into shares, subscription rights, options to buy shares or any other security;

4.	Consolidations, mergers, stock mergers and spin-offs where Vale is a party, and its conversion;

5.	Requests by Vale to carry out liquidations, dissolutions, judicial or extra-judicial reorganizations, bankruptcy proceedings or their respective suspension;

6.	Removal of members of the Board of Directors, including its chairman;

7.	Election and removal of Officers;

8.	Overall and individual compensation, fixed and variable, of Directors and members of the Board of Directors' advisory committees;

9.	The establishment of companies by Vale or the conversion of existing companies into other types of company, the direct or indirect acquisition or disposal of interests in other companies, consortia, foundations and other entities, including through exercising the right for removal, exercising or waiving preemptive rights in subscriptions, and the direct or indirect acquisition of equity interests, or any other method permitted by law, including, but not limited to, consolidations, spin-offs, mergers and stock mergers into companies in which Vale has an interest, as well as amendments to the articles of incorporation/articles of organization and/or contracts of the entities previously mentioned, whenever their value is equal to or greater than 1% of Vale's stockholders’ equity, calculated based on Vale's latest Quarterly Information (ITR);

10.	Distribution of dividends and/or interest on equity by Vale or its non-distribution;

11.	Constitution by Vale of security interest or provision of guarantees, including sureties, to guarantee obligations of third parties, including Vale's affiliates and subsidiaries, except those in which Vale holds at least 99% of the share capital;

12.	Establishment of maximum limit for Vale’s indebtedness;

13.	Approval of Vale’s strategic guidelines and strategic plan;

14.	Approval of Vale’s annual and multi-year budgets and fundraising plan;

15.	Approval of Vale's investments and/or divestments, as well as its investment agreements, worth equal to or greater than 1% of the stockholders’ equity, calculated based on Vale's latest Quarterly Information (ITR);

16.	Approval of Vale’s Policy on Transactions with Related Parties;

17.	Disposal by Vale of fixed assets (a) in isolation worth 0.15% of total assets, or (b) cumulatively, over a period of 12 months, worth 0.5% of total assets, taking as a reference for "a" and "b" the total assets calculated based on Vale's latest Quarterly Information (ITR);

18.	Cancellation of Vale's registration as a publicly traded company and reduction in its listing level on B3 S.A. – Brasil, Bolsa, Balcão.

19.	Election and removal of Vale’s Executive Board and the Chief Executive Officer of Vale’s subsidiaries, affiliates or other companies at which Vale has the right to appoint the Chief Executive Officer.

It should be noted that the Signatory Parties undertake to vote and make their representatives on the Board of Directors vote (if applicable) in order for Vale to distribute to its shareholders 50% of the net income for the year in question.

e.       Description of clauses regarding the appointment of directors, members of statutory committees or of persons holding managerial positions

Vale's business management will be carried out by experienced, independent and qualified professionals who meet the necessary qualifications for the positions they hold.

According to Vale Shareholders' Agreement, for the purpose of electing the members of Vale's Board of Directors (and their respective alternates), the Signatory Parties must appoint the largest possible number of Directors they are entitled to appoint, respecting the vacancies assigned for Directors elected pursuant to Law No. 6,404/76, and always having at least 20% of independent Directors.

The Signatory Parties will appoint Vale's Directors, and their respective alternates, whose appointment is incumbent upon Signatory Parties, in proportion to their interest in the total of Bound Shares.

If the total number of Directors elected by other Vale's shareholders does not reach the minimum 20%, the Signatory Parties will, by mutual agreement, elect the independent Directors needed to reach the minimum required figure, and these Directors will not be bound to the Signatory Parties that elect them.

The Chairman of the Board of Directors and his/her respective alternate will be appointed by the Signatory Party holding the largest number of Bound Shares, and the Vice Chairman of the Board of Directors and his/her respective alternate will be appointed by the Signatory Party holding the second highest number of Bound Shares.

Vale's Chief Executive Officer will be selected from names proposed in a triple list prepared by an international head hunter firm and elected at a meeting of Vale's Board of Directors called for that purpose. Vale's Chief Executive Officer will be tasked with proposing to Vale's Board of Directors the names of the other Executive Officers of the Company, who will be elected at a meeting of the Board of Directors called for that purpose.

f.       Description of clauses regarding transfers of shares and preemptive rights to acquire them

Main Provisions Regarding the Transfer and Preemptive Right

The Shareholders' Agreement of Vale provides that the Signatory Parties cannot sell, assign, transfer, by gratuitous or onerous title, grant to the capital of another company, transmit or otherwise alienate or dispose, in any form ("Transfer"), of (i) its Bound Shares, (ii) the right to subscribe to bonds and/or securities issued by the Company, provided that they arise from the Bound Shares, which, at the date of their issuance, confer, may confer, or allow the subscription of securities, issued by the Company, that ensure its holder the right to vote ("Subscription Right"), (iii) its bonds or securities that confer or may confer voting rights within the Company ("Bonds", together with the Bound Shares and the Subscription Rights, the "Bound Securities"), except in accordance with the provisions of Vale Shareholders' Agreement.

In the event that one of the Signatory Parties ("Offering Party") receives an offer ("Offer") from any of the Signatory Parties or from third parties ("Offeror") for the Transfer of all or part of its Bound Securities ("Offered Securities"), the Offering Party must notify the other Signatory Parties ("Offered Parties"), immediately after the official acceptance of the Offer by the competent body of the Offering Party, offering them the Bound Securities pursuant to Vale Shareholders' Agreement ("Preemptive Right").

The Offering Party may also hold a public or private auction for the offering of the Bound Securities that it intends to assign or dispose of, expressly providing for the application of the Preemptive Right in the advertisement of the respective auction. In case a public or private auction is held, the successful bidder shall submit an Offer under the terms indicated herein to the Offering Party, so that it may then initiate the Preemptive Right procedures, under the terms set forth in Vale Shareholders' Agreement.

The Offered Parties shall have the Preemptive Right upon the acquisition of the Offered Securities under the same terms and conditions of the Offer, in proportion to the number of Bound Shares held by them, on the total number of Bound Shares, excluding the Bound Shares held by the Offering Party, in compliance with the procedures set forth in Vale Shareholders' Agreement.

It should be emphasized that the assignment, at any time, of the Preemptive Right to any other Party or to third parties by the Offered Parties shall not be permitted.

The acquiror shall be obliged to unconditionally and irrevocably adhere to the terms of Vale Shareholders' Agreement, by means of a letter addressed to the Signatory Parties and to Vale. With regard to the Subscription Right, the acquiror of offered rights shall also be obliged to unconditionally and irrevocably adhere to the terms of Vale Shareholders' Agreement, by means of an amendment, being forbidden, however, the exercise of voting power until the Subscription Rights are converted into Bound Shares.

It bears emphasizing that the Preemptive Right shall not apply to the transfer, in any way, of Bound Shares or Subscription Rights to an affiliate of the Signatory Parties, provided that:

(i)	The affiliate unconditionally and irrevocably adheres to the terms of Vale Shareholders' Agreement, by means of a letter addressed to the Signatory Parties and to the Company.

(ii)	In case the affiliate is controlled by the Offering Party, the Offering Party must submit a declaration to the other Signatory Parties, undertaking not to dispose of the corporate control of the affiliate, for any purpose, or in any form, including by reason of a corporate transaction, unless it previously repurchases the Bound Shares, which it has transferred to the affiliate.

(iii)	In case the affiliate controls the Offering Party, or is a company under common control, the ultimate controlling shareholder of the affiliate must submit a declaration to the other Signatory Parties, undertaking not to dispose of the corporate control of the affiliate, for any purpose, or in any form, including by reason of a corporate transaction, unless it previously repurchases the Bound Shares, which it has transferred to the affiliate.

Finally, it should be pointed out that the corporate control of any of the Signatory Parties cannot undergo any change without the Signatory Party, whose the corporate control is about to be changed, previously offers the Bound Shares it holds to the other Parties, except in the case of transfer of the shares issued by the Signatory Party to any affiliate or its current partners.

Lock-up

During the period of six months, counted as from August 14, 2017, none of the Signatory Parties could dispose of, in any form, directly or indirectly, its Bound Shares, its Subscription Right or its shares not bound to the Shareholders' Agreement, in whole or in part, among themselves and/or to any third parties ("Lock-Up"), except in the cases of (i) the transfer of Vale's shares by a Signatory Party to its affiliates and its current shareholders, and these shares, however, will remain subject to the Lock-Up, and (ii) upon the disposal of the unbound shares that the Signatory Parties had prior to the merger of Valepar.

g.       Description of clauses restricting or binding the right to vote of members of the Board of Directors or other supervisory and control bodies

See item “d” above.

15.6 – Significant changes to stakes held by members of the issuer’s control group and officers

Except for the corporate restructuring, there were no significant changes to interests held by members of the Company's control group and directors, in the latest three fiscal years. For information on the Company's Corporate Restructuring, see item 15.7 of this Reference Form.

15.7– Main corporate events occurred at the issuer, subsidiaries or affiliates

2017

Sale of coal assets from Carborough Downs

In May 2017, Vale concluded the sale of its interests in certain coal assets in Australia, including (i) operations in Carborough Downs, (ii) the suspended operation in Broadlea, and (iii) the deposits to be developed in Ellensfield and Red Hill, to a subsidiary of AMCI Euro-Holdings B.V. ("AMCI"). AMCI assumed all existing rights and obligations in relation to the assets, including all existing take-or-pay agreements, associated employment obligations and any future claim for environmental damages. The transaction does not provide for prepayments, except for possible future payments of up to 30 million Australian dollars in production bonuses on the first coal production in mining rights, as well as royalties of up to US$ 4.00 per ton of coal sold from these assets. As part of the same transaction, the Company has also agreed to sell certain additional, superficial and servient mining rights around these assets.

This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Sale of Cubatão assets

On November 2017, the Company entered into an agreement with Yara International ASA (“Yara”) to sell assets located in Cubatão, Brazil. In May 2018, the transaction of the sale of the Company's wholly-owned subsidiary, to Vale Cubatão Fertilizantes Ltda., Which owned and operated nitrogen and phosphate assets in Cubatão, was completed and the Company received R $ 882 million (US $ 255 million) paid in cash and a loss of R $ 231 million was recognized in the income statement of discontinued operations.

This transaction had no effect on Vale's controlling interest. The mechanism adopted to ensure equitable treatment among shareholders is to observe the procedures set forth in the Related Party Transaction Policy adopted by the Company.

Sale of Lubambe

In December 2017, Vale sold its 50% interest in the joint venture that owned 80% of the copper mine in Lubambe, in Zambia, to EMR Capital Bidco (No. 2C) Limited, for amount of US$ 42 million.

This transaction had no effect on Vale's controlling interest. The mechanism adopted to ensure equitable treatment among shareholders is to observe the procedures set forth in the Related Party Transaction Policy adopted by the Company.

Partnership in coal assets in Mozambique

Vale has a partnership in coal assets in Mozambique with Mitsui. In March 2017, Vale concluded the capital transaction with Mitsui, which consisted of: (i) sale of 15% out of the 95% ownership interest in the coal mine in Moatize, (ii) sale of 50% of Vale's interest in the NLC (Nacala Logistics Corridor); and (iii) a long-term credit facility by Mitsui for the NLC.

The Company received US$ 690 million at the conclusion of the capital transaction in March 2017 and US$ 87 million in the first quarter of 2018 at the end of the project financing described below.

In February 2018, Vale concluded theproject financing agreements for the CLN, which links the Moatize coal mine to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique, in the total amount of US$ 2.730 billion, as follows:

•    US$ 1.030 billion to be provided by the Japan Bank for International Cooperation (JBIC);

•    US$ 1.000 billion loan, with insurance offered by Nippon Export and Investment Insurance (NEXI), to be granted by the following institutions: Sumitomo Mitsui Banking Corporation; The Bank of Tokyo Mitsubishi UFJ Ltd; Mizuho Bank Limited; Sumitomo Mitsui Trust Bank Limited; Nippon Life Insurance Company and Standard Chartered Bank;

•    US$ 400 million loan, with insurance offered by Export Credit Insurance of South Africa Limited (ECIC), to be granted by the following institutions: ABSA Bank Limited; Investec Bank Limited; Rand Merchant Bank and The Standard Bank of South Africa Limited;

•    US$ 300 million to be provided by the African Development Bank (AfDB).

Vale received US$ 2.6 billion in funds, in payment of certain shareholder loans for the construction of the CLN, net of certain commissions paid by the CLN. The project finance is to be repaid in 14 years with the financial resources obtained from the fee charged by the CLN in relation to the provisions of coal transportation services and cargo services in general.

This transaction had no effect on Vale's controlling interest. The mechanism adopted to ensure equitable treatment among shareholders is to observe the procedures set forth in the Related Party Transaction Policy adopted by the Company.

Corporate Restructuring of the Company

On May 11, 2017, in alignment with the information disclosed to the market on February 20, 2017, the Company received the final proposal submitted by Valepar S.A. ("Valepar"), the controlling shareholder of Vale, at the request of its shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. – BNDESPAR (collectively, the "Shareholders"), which related to the Company's corporate restructuring, as well as to changes in corporate governance, with the purpose of transforming the Company into a company with no defined control and enabling its listing on the special segment of Novo Mercado at B3 S.A. – Brasil, Bolsa, Balcão ("Proposal" and "B3", respectively).

The Proposal was made up of a series of non-severable and interdependent steps, the effectiveness of each being contingent upon the successful completion of the others. In addition to the performance of all acts and procedures required by relevant legal and regulatory provisions, the Proposal consisted of:

a)	the voluntary conversion of class A preferred shares issued by the Company into common shares, at the ratio of 0.9342 common shares for each class A preferred share issued by the Company, which was defined based on the closing price of the common shares and preferred shares issued by the Company, assessed using the average of the last 30 trading days on B3 prior to February 17, 2017 (including), weighted by the volume of shares traded on the above-mentioned trading days ("Voluntary Conversion");

b)	the amendment to the Company's Articles of Incorporation, also to adapt them, as far as possible, to the Novo Mercado rules until the Company could be effectively listed on this special trading segment (“Amendment to the Articles of Incorporation”); and

c)	the merger of Valepar into the Company with a replacement ratio that includes an increase in the number of shares held by Valepar's shareholders of 10% in relation to Valepar's shareholding position held at the time in the Company, which represented a dilution of approximately 3% of the interest of the other Company's shareholders in its capital stock ("Merger" and, together with the Voluntary Conversion and the Amendment to the Articles of Incorporation, the "Transaction").

Vale's Board of Directors has approved the submission of the Proposal to the Company's General Meeting based on the following benefits expected for Vale and its shareholders:

a)	adoption of best corporate governance practices, to the extent that the Transaction encourages the alignment of interests among the different groups of shareholders and among the Company's shareholders and directors, and the strengthening of the performance of its Board of Directors. In this regard, the Articles of Amendment, to adapt the Company's Articles of Incorporation to the Novo

Mercado requirements, a higher standard of corporative governance in the Brazilian stock market, will ensure important rights for the Company's shareholders, such as the compliance with the Novo Mercado requirements regarding the composition of the Board of Directors by independent members, the equal treatment assured to the common shareholders in a possible tender offer ("OPA"), the performance of a mandatory OPA if any shareholder or investor consolidates an interest equal to or greater than 25% of the total amount of common shares or of the capital stock of the Company, and the solution of conflicts by means of an arbitration proceeding to be filed before the Chamber of Arbitration of the Market ("CAM");

b)	a possible increase in the liquidity of the shares held by the Company's shareholders, which may have the same rights and benefits with shares of a single class and type (except for Golden Shares held by the Federal Government that will remain with certain veto rights), if there is a conversion of all class A preferred shares into common shares;

c)	a possible increase in the access to stock markets, to the extent that the compliance with best corporate governance practices and the unification of types and classes of shares, if implemented, will allow the Company to fulfill the prerequisites for special listing segments with the highest level of corporate governance in the Brazilian stock market, such as the Novo Mercado;

d)	existence of a minimum number of independent directors (20% of the total members), as required by the Novo Mercado regulation;

The implementation of the Proposal was contingent upon (a) the approval of the Proposal, including the Merger of Valepar into the Company, and (b) adhesion of at least 54.09% of the class A preferred shares to the Voluntary Conversion mentioned above, within 45 days from Vale's Special Shareholders' Meeting of June 27, 2017 ("Voluntary Conversion Period"), which would result in an interest of Valepar's shareholders of less than 50% of the Company's common equity.

On June 27, 2017, the Proposal was approved by Vale's shareholders at the Special Shareholders' Meeting. Valepar and the Shareholders abstained from the resolutions on the Voluntary Conversion and on the Merger of Valepar, so that the other Vale's shareholders attending the Meeting decided to approve the Voluntary Conversion and Merger of Valepar, under the terms presented and, consequently, on the fairness of the exchange ratios proposed for Valepar's Merger and for the Voluntary Conversion. It should be noted that Valepar and the Shareholders approved the matters related to the amendment of the Articles of Incorporation.

Pursuant to articles 137 and 230 of the Brazilian Business Corporations Law, the implementation of the Transaction did not give rise to the exercise of the right of withdrawal by Vale's dissenting shareholders.

On August 11, 2017, the Period of Voluntary Conversion ended and an adhesion of 84.4% of the class A preferred shares to the Voluntary Conversion was obtained.

On August 14, 2017, Valepar's Special Shareholders' Meeting was held to, among other matters, approve its merger into Vale. Within the scope of the Merger, Valepar's shareholders received 1.2065 common shares issued by Vale for each share issued by Valepar that they own. As a result, Vale issued an additional amount of 173,543,667 new common shares, all of them are registered and without par value, in favor of Valepar's shareholders, so that Valepar's shareholders now hold a total of 1,908,980,340 common shares issued by Valepar after the Merger.

On the same date, the Shareholders, with the exception of Litela Participações S.A., which was bound by through the execution of the Adhesion Contract, on September 9, 2019, entered into a new shareholders' agreement for Vale ("Vale Shareholders' Agreement"), with duration until November 9, 2020, which binds 20% of the total common shares issued by Vale, except for the treasury Common Shares, and aims at providing stability to the Company and adapt its corporate governance structure during the period of transition to its new corporate structure with no defined control. For further information on Vale Shareholders' Agreement, see item 15.5 of this Reference Form.

According to relevant facts disclosed on August 18 and 24, 2017, the Company's Board of Directors approved the submission to its shareholders of the proposal for the conversion of all remaining class "A" preferred shares into common shares ("Conversion of Remaining Shares") , thus concluding another stage of the Transaction, which aims at transforming Vale into a company with no defined control and enable its listing on the Novo Mercado.

On October 18, 2017, the Special Shareholders' Meeting and the Special Preferred Shareholders' Meeting approved the conversion of all class "A" preferred shares issued by Vale, at a ratio of 0.9342 common shares for each class "A" preferred share, the same ratio applied in the voluntary conversion completed in August 2017.

Due to the approval of the Conversion of the Remaining Shares, the shareholders holding preferred shares dissenting from the resolution had the right to withdraw from the Company, pursuant to art. 137 of the Brazilian Corporation Law, which could be exercised by November 21st, 2017.

On November 27, 2017, dissenting shareholders who exercised their withdrawal rights received the redemption amount and, as of said date, all shares issued by Vale under negotiation at B3 became common, with the exception of twelve special class preferred shares held by the Federal Government.

On the same date, on November 27, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class "A" preferred shares ("Preferred ADSs") were entitled to receive American Depositary Shares representing common shares ("Common ADSs"), each Common ADS representing one common share of Vale, at the ratio of 0.9342 Common ADS for each Preferred ADS held, and, if applicable, a cash payment representing the net amounts resulting from the sale in the market, by Citibank, N.A., in its capacity as Depositary ("Depositary"), of rights over fractions of the Common ADS to which the Preferred ADS holder would be entitled ("Cash Payment"). No fraction of Common ADS was issued to holders of Preferred ADSs. So, as from November 27, 2017, the Preferred ADSs were no longer traded on the New York Stock Exchange ("NYSE"), while Vale's Common ADSs continued to be traded under the "VALE" code.

The fractions of common shares resulting from the Conversion of the Remaining Shares were grouped into whole numbers of common shares and sold at auctions held at B3, net proceeds from the sale (after deduction of applicable fees and expenses, including selling commissions) reverted to the holders of the fractions in proportion to the fractions held by them.

The Depositary calculates and added rights to fractions of Common ADSs that would be issued to all holders of Preferred ADSs, and makes the sale of the full amount of such rights on the NYSE, distributing the Cash Payment (net of applicable fees and reimbursable expenses).

On December 21st, 2017, the Company's Special Shareholders’ Meeting approves, among other issues, (i) the proposal for the migration of Vale to the special listing segment of B3 S.A. - Brasil, Bolsa, (ii) amendment of the Company's Bylaws to reflect the conversion of all Class A preferred shares into common shares, as well as to comply with Novo Mercado regulation in force at the time of the migration.

In view of the above, it is also clarified that as of December 22nd, 2017, the Company's shares are traded on the Novo Mercado.

The referred to Transaction had the following effects on the Company's shareholding structure, especially on the interest of controlling shareholders, as well as shareholders with more than 5% of the capital stock:

Before the Transaction

Shareholder	Common Shares		Preferred Class-A Shares		Preferred Special Class Shares		Total Preferred Shares		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
Valepar S.A.	1,716,435,045	53.352021	20,340,000	1.003390	0	0	20,340,000	1.003390	1,736,775,045	33.117284

BNDES Participações S.A.	206,378,882	6.414883	66,185,272	3.264978	0	0	66,185,272	3.264978	272,564,154	5.197325
Capital Research Global Investors	0	0.000000	220,422,309	10.873627	0	0	220,422,309	10.873627	220,422,309	4.203071
Capital Group International Inc.	0	0.000000	201,779,703	9.953971	0	0	201,779,703	9.953971	201,779,703	3.847588
BlackRock, Inc.	0	0.000000	101,655,903	5.014775	0	0	101,655,903	5.014775	101,655,903	1.938402
Treasury	31,535,402	0.980216	59,405,792	2.930540	0	0	59,405,792	2.930540	90,941,194	1.734091
Others	1,262,839,073	39.252880	1,357,338,727	66.958718	12	100	1,357,338,739	66.958718	2,620,177,812	49.962240
Total	3,217,188,402	100.00	2,027,127,706	100.00	12	100.00	2,027,127,718	100.00	5,244,316,120	100.00

After the Transaction

Shareholder	Common Shares		Preferred Shares Class A		Preferred Special Class Shares		Total Preferred Shares		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
Litel Participações S.A.	1,011,456,740	19.140%	0	0	0	0	0	0	1,011,456,740	19.140%
Litela Participações S.A.	97,026,670	1.836%	0	0	0	0	0	0	97,026,670	1.836%
Bradespar S.A.	332,965,266	6.301%	0	0	0	0	0	0	332,965,266	6.301%
Mitsui & Co., Ltd	286,347,055	5.419%	0	0	0	0	0	0	286,347,055	5.419%
BNDES Participações S.A.	401,457,757	7.597%	0	0	0	0	0	0	401,457,757	7.597%
Federal Government	0	0.000%	0	0	12	100	12	100	12	0.001%
BlackRock, Inc.	316,135,263	5.982%	0	0	0	0	0	0	316,135,263	5.982%
Treasury	87,042,689	1.647%	0	0	0	0	0	0	87,042,689	1.647%
Others	2,752,043,330	52.078%	0	0	0	0	0	100	2,752,043,330	52.077%
Total	5,284,474,770	100.000%	0	0	12	100.00%	12	100.00%	5,284,474,782	100.000%

For further information on the Company's shareholding composition, see items 15.1 to 15.5 of this Reference Form.

Merger of Balderton Trading Corp

On December 21st, 2017, the Company's Special Shareholders' Meeting approved the merger of Badeltron Trading Corp., a Company's wholly-owned subsidiary.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Merger of Fortlee Investments Ltd.

On December 21st, 2017, the Company's Special Shareholders' Meeting approved the merger of Fortlee Investments Ltd., a Company's wholly-owned subsidiary.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Spin-off of Empreendimentos Brasileiros de Mineração S.A.

On December 21, 2017, the Company's Special Shareholders' Meeting approved the partial spin-off of Empreendimentos Brasileiros de Mineração S.A. ("EBM"), with the merger of the spin-off portion into the Company. It should be highlighted that, as a result of said transaction, Vale remained jointly and severally liable for any obligations of EBM prior to the partial spin-off, as provided for in Article 233 of Law No. 6,404/1976.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

2018

Voisey's Bay mine’s cobalt stream sale

On June 28, 2018, Vale completed the transactions with Wheaton Precious Metals Corp. (Wheaton) and Cobalt 27 Corp. (Cobalt 27) for the sale of a Stream in the aggregate total of 75% cobalt, related to the cobalt byproduct of the Voisey's Bay mine to be delivered from January 1, 2021, encompassing the ramp-down of the current mine operation of Voisey's Bay and the future production of the Voisey's Bay (VBME) underground expansion project. Under the terms disclosed on June 11, 2018, Vale received, on this date, US$ 390 million cash from Wheaton, and US$ 300 million cash from Cobalt 27, upon conclusion of the transaction.

Sale of coal project assets in Australia

In September 2018, the Company sold its 50% interest in the Eagle Downs coal project (including all associated rights and obligations) in Central Queensland, Australia, to BS Coal Pty Ltd for the total amount of: (i) $90 million in cash upon completion, (ii) $27 million in cash on the third anniversary of closing, and (iii) royalties to be paid for more than 50 percent of all Eagle Downs Project produced and sold coal.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Purchase of Ferrous Resources Limited

On December 4, 2018, the Company entered into an agreement with IEP Ferrous Brazil LLC for the acquisition of Ferrous Resources Limited, a company that held and operated, through its subsidiaries in Brazil, iron ore mines close to Vale's operations in Minas Gerais, at the amount of R$ 2.131 billion (equivalent to US$ 550 million). All conditions were met, including the approval of antitrust authorities in Brazil, and the transaction was completed on August 1st, 2019.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Purchase of New Steel Global NV

On December 10th, 2018, the Company entered into an agreement with Hankoe FIP to acquire New Steel Global NV and, indirectly, New Steel S.A. and Centro Tecnológico Soluções Sustentáveis S.A., companies that develop innovative iron ore beneficiation technologies, and have patents for dry concentration processes (Fines Dry Magnetic Separation - FDMS) in several countries. The acquisition value is US$ 500 million. All conditions were met, including the approval of antitrust authorities in Brazil, and the transaction was completed on January 24th, 2019. New Steel currently has patents in 56 countries for Fines Dry Magnetic Separation (FDMS), a dry process concentration technique.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

2019

Incorporations of Vale Holdings & Services AG and Vale International Holdings GmbH

On November 1st, 2019, Vale concluded the reorganization of its international structure, with: (i) the merger of Vale Holdings & Services AG into Vale International Holdings GmbH; and (ii) the merger of Vale International Holdings GmbH into Vale Holdings B.V., the new company name of Cubatão Fertilizer B.V., a company based in the Netherlands that became directly owned by Vale S.A.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Redemption of Preferred Shares of Minerações Brasileiras Reunidas S.A. – MBR

On December 20t, 2019, Vale redeemed, a Special Shareholders' Meeting of the controlled company Minerações Brasileira Reunidas S.A. – MBR (“MBR”) approved both compensation and redemption, with the resulting cancellation of all class A preferred shares issued by MBR, wholly owned by Banco Bradesco BBI S.A., at the total amount of R$ 3,309 million. Upon such an operation, Bradesco ceased to be a MBR shareholder, which ended the sale of minority interest.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

2020

Ferrous Resources System Ownership Restructuring

On January 31, 2020, after the completion of the acquisition of Ferrous Resources Limited by the Company, which took place on August 1, 2019, the Company implemented a corporate reorganization of the companies indirectly controlled by Ferrous Resources Limited in Brazil and, through (a) transfers of shares issued by:: (i) Ferrous Resources do Brasil SA, (ii) Empresa de Mineração Esperança S.A. and (iii) Mineração Jacuípe S.A. e (b) a reduction in the capital of Ferrous Resources Limited, the Company became the sole shareholder of Ferrous Resources do Brasil S.A., of Empresa de Mineração Esperança S.A. and of Mineração Jacuípe S.A., therefore directly holding one hundred percent (100%) of the shares issued by them.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Merger of Ferrous Resources do Brasil S.A.

On April 30, 2020, the Company's Extraordinary General Meeting approved the merger of Ferrous Resources do Brasil S.A. into the Company, which already held one hundred percent (100%) of the shares issued by the said merged company.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Merger of Mineração Jacuípe S.A.

On April 30, 2020, the Company's Extraordinary General Meeting approved the merger of Mineração Jacuípe S.A. into the Company, which already held one hundred percent (100%) of the shares issued by the said merged company.

This transaction had no effect on Vale's controlling interest. Considering the nature of the transaction above, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense in implementing mechanisms to ensure fair treatment among the Company's shareholders.

Merger of Minas da Serra Geral S.A., Retiro Novo Reflorestamento Ltda., MSE – Serviços de Operação, Manutenção e Montagens Ltda. and Mineração Guariba Ltda.

On April 30, 2020, the Company's Extraordinary General Meeting approved the merger of the companies Minas da Serra Geral S.A., Retiro Novo Reflorestamento Ltda., MSE – Serviços de Operação, Manutenção e Montagens Ltda. and Mineração Guariba Ltda. into the Company, which already held one hundred percent (100%) of the shares/membership interests issued by the merged companies.

This transactions had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, it is not necessary to mention the adoption of mechanisms to ensure fair treatment among the Company's shareholders.

15.8 - Other relevant information

Information on Shareholders

Further clarifications on item 15.1

On December 10, 2018, Litel Participações S.A. (“Litel”) informed, by means of a notice to shareholders, that it transferred part of the shares issued by Vale that it held to its shareholders by way of payment of interest on the stockholder's equity and dividends, including to the BB Carteira Ativa FIA fund (“BB Carteira Ativa”), its parent company.

With these transfers, Litel Participações S.A. (“Litel”) reduced its direct stake in the Company from 18.52% to 16.72%. Subsequently, BB Carteira Ativa transferred the shares it received under the terms referred to above to Previ.

On September 12, 2019, Litela Participações S.A. (“Litela”) informed Vale of the receipt of 808,746,864 shares issued by the Litel Company. Such transfer was a result of Litel's partial spin-off, with the spun-off portion being transferred to Litela.

Thus, Litel reduced its direct stake in the Company from 16.72% to 1.42% and Litela increased its direct stake in the Company from 1.84% to 17.14%.

Also, with this transfer, Litela became part of the Vale Shareholders' Agreement, through an Adhesion Contract executed and sent to the Company and the other Signatory Parties. For further information on said agrement, see item 15.5 of this Reference Form.

On January 30, 2020, Litela informed Vale that it reduced its ownership interest in Vale by 386,040,325 common shares, which were not bound by Vale Shareholders' Agreement. Accordingly, the percentage of common shares issued by Vale and held by Litela increased to 10.13%, excluding treasury shares, and 9.83%, including treasury shares. The shares were transferred to their respective shareholders, in proportion to their respective interests in the share capital, within the scope of the capital reduction of Litela approved at the general meeting held on November 14, 2019, which became effective after the period of limitation of the term without objection from creditors.

On January 30, 2020, BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A. (“BB Gestão de Recursos”) informed Vale that the funds managed by it became the holder of 346,529,238 common shares, which represents 6.55% of Vale share capital. Out of these 346,529,238 shares, according to clarifications provided by BB Gestão de Recursos, 311,234,114 are held by BB Carteira Ativa (according to notification received in this regard), Litela's controlling shareholder, and 35,295,124 are held by other funds managed by BB Gestão de Recursos. Accordingly, the relevant ownership interest held by BB Carteira Ativa, the Company's indirect controlling shareholder, was duly included in item 15.1/15.2 of this Reference Form. As clarified by BB Gestão de Recursos, the purpose of the equity interests mentioned above is strictly for capital expenditure, not aiming at changing the shareholding control or the administrative structure of the Company. BB Gestão de Recursos did not execute any contracts or agreements that regulate the exercise of voting rights or the purchase and sale of securities issued by Vale.

On February 18, 2020, the Banco do Brasil Employees' Pension Fund – Previ (“Previ”) informed Vale that it became the holder of 6.38% of the company's share capital, after receipt, through the transfer of shares from BB Carteira Ativa Fund, of 5.89% of Vale's common shares. The 311,234,114 common shares (“Shares”), previously held by the BB Carteira Ativa Fund, come from the capital refund process to shareholders holding Litela common shares, disclosed by Litela, through a notice to the market issued on January 17, 2020. Thus, with the transfer carried out, Previ consolidated its current direct ownership interest in Vale with an amount of 337,233,710 common shares. As a result of such movement, the BB Carteira Ativa Fund no longer holds the equity interest informed in item 15.1/15.2 of this Reference Form.

On February 19, 2020, BB Gestão de Recursos DTVM S.A. informed Vale that the funds managed by it now hold an ownership interest of 0.68% of Vale's share capital, which corresponds to 36,088,174 common shares, qualifying it as a non-relevant shareholder in the Company's capital stock. Thus, such ownership interest was not informed in item 15.1/15.2 of this Reference Form.

For the current position of the Company's shareholders referred to above, refer to item 15.1/2 of this Reference Form.

Further clarifications on item 15.2

The following are further clarifications to item 15.2, regarding shareholders that hold a relevant interest in the Company:

BlackRock, Inc.

According to the communication to the market released on December 18, 2019, BlackRock, Inc. (“BlackRock”), a company incorporated and existing under the laws of the United States of America, headquartered at 55 East 52nd Street, New York City , New York State 10022-0002, United States of America, having as legal representatives in Brazil Banco BNP Paribas Brasil S.A., registered with the CNPJ/ME under No. 01.522.368/0001-82, Citibank DTVM S.A., registered with the CNPJ/ME under No. 33.868.597/0001-40, and JP Morgan, registered with the CNPJ/ME under No. 33.851.205/0001-30, increased the ownership interest in common shares (“ON Shares”) issued by Vale, managed by BlackRock, and started to manage, on December 13, 2019, a total of 208,156,316 ON shares and 57,849,521 American Depositary Receipts (“ADRs”), representing common shares, totaling 266,005,837 common shares issued by Vale, which represent approximately 5.03% of this type of share and 430,156 derivatives referenced to common shares with financial settlement, representing approximately 0.008% of this type of share.

For the current position of BlackRock, refer to item 15.1/2 of this Reference Form.

Further clarifications on item 15.3

In relation to the information required by item 15.3.c of Exhibit 24 of CVM Instruction 480/09, the Company clarifies that, despite having made efforts to do so, it was not possible to obtain segregation of institutional investors for all the securities that make up the distribution of its capital, in the institutions responsible for this control, especially in relation to holders of ADRs, due to the inexistence of systems currently reporting reports covering such information.

Thus, in item 15.3.c, for information purposes "number of institutional investors", in relation to the holders of ADRs, it was considered exclusively the depositary of such ADRs, Citibank N.A.

The Company further clarifies that it was not possible to identify 2.9% of the total shareholders and, therefore, it was not possible to segregate them into “individuals”, “legal entities” or “institutional investors” in item 15.3.

There is no other relevant information that has not been disclosed in the other items of this Reference Form.

16. Related-party transactions

16.1 - Description of the issuer's rules, policies and practices regarding related parties transactions, as defined by the accounting rules that deal with this matter, stating, when there is a formal policy adopted by the issuer, the body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document can be viewed.

Vale is among the largest private Brazilian companies, operating in several segments of the economy and has cash generation and wealth compatible with its size. For this reason, and in view of the constant search for better commercial conditions in the pursuit of its activities and the investment of its resources, the Company negotiates the terms of the transactions inherent to its business, which includes transactions with related parties, always meeting the best interests of the Company and all its shareholders.

Accordingly, related-party transactions are carried out by the Company under strictly commutative conditions, observing usual market prices and conditions and, therefore, not generating any undue benefit to their counterparties or losses to the Company.

In order to assure the transparency of the process to the shareholders, investors and to the market, Vale discloses information about Transactions with Related Parties by means of its financial statements, eventual periodic information, annual reports, or, where applicable, through a material fact or specific communication, always according to the applicable legislation and regulations.

As provided for in Vale’s Bylaw, Board of Directors shall resolve on any business between the Company and (i) its shareholders, directly or through intermediaries, (ii) companies that directly or indirectly participate in the controlling shareholder's capital or if subsidiaries, or under common control by entities that have a stake in the controlling shareholder’s capital and/or (iii) companies in which the controlling shareholder of the Company participates. As such, the Board of Directors may establish delegations, with terms and procedures, that meet the specifics and the nature of the operations, without prejudice to being duly informed of all the Company’s related-party transactions. Therefore, the Board of Directors must resolve on the policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. Vale’s By Law also provide that transactions with related parties must be carried out under commutative conditions, observing market conditions, and it is certain that the members of the Board of Directors with interests potentially conflicting with the interests of the Company do not participate in the decision-making process.

On December 19, 2013, Vale's Board of Directors approved the Related-Party Transaction Policy (as updated on October 21, 2015, the "Policy"), which establishes guidelines and principles to ensure that the transfer, free of charge, without cost, of funds, services or obligations involving persons and/or companies with which Vale has the possibility of contracting under conditions other than those of independence that are classified as third-party transactions ("Related Parties" and "Related-Party Transactions", respectively), are carried out within market parameters, prioritizing the best corporate governance practices, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets, and prohibiting that any loans are made in favor of Related Parties, except in favor of Vale subsidiaries and affiliates. Such Policy applies to Vale, its subsidiaries, entities in which Vale has significant influence, to Vale's shareholders, to the members of Vale's Board of Directors, Fiscal Council and Board Committees and Executive Board and its controlling shareholders, as well as to members close to the family of such persons and to the controlling shareholders of the Company, understood as members who influence or are influenced by such persons.

In addition to the above, Vale has an Audit Committee that shall assess, monitor and recommend to management the correction or improvement of the company's internal policies, including the Related-Party Transactions Policy. For information on the measures taken to handle conflicts of interests, see item 16.3 of this Reference Form.

Any violation of the provisions of the Policy will be considered a violation of the Code of Conduct and will be subject to the procedures and penalties established therein. In addition, the offender will also be subject to punishments provided for by law, in addition to being liable for damages and losses caused to Vale and third parties.

In addition, the Policy stipulates that members of the Board of Directors, Board Committees and Fiscal Council, as well as Executive Officers, must sign an agreement upon them holding office (in the format available on the website stated below).

According to information disclosed by the Company in the Governance Code Report (“Report”) available on the CVM website (www.cvm.gov.br), Vale complies with the guidelines of the Brazilian Corporate Governance Code in terms of its Bylaw to define which transactions with related parties must be approved by the board of directors, and also provide for the exclusion of any members with potentially conflicting interests (item 5.3.1). With respect to item 5.3.2 of the Report, the Company does not yet have a Policy that expressly includes all the guidelines provided for by the Brazilian Corporate Governance Code; however, there is no limitation or prohibition on the adoption of such recommendations by the administrators, if necessary, since it is up to them, based on Vale’s current Policy, to make sure that transactions with related parties have commutative conditions, in compliance with market conditions, including with adequate compensatory payment.

The Related-Party Transactions Policy can be found on the Company's website (www.vale.com, in the Investor Relations section (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx), and on CVM’s website.

Due to the recent establishment of the Audit Committee in March, 2020 and the creation of a position of Chief Compliance Officer, who is responsible for the areas of integrity, internal audit and the Reporting Channel, as amendment to the Articles of Incorporation approved at the Special/Annual General Meeting, dated April 30th, 2020, the Related-Party Transactions Policy is currently being reviewed by the competent governance bodies of the Company, and must be approved, republished and disclosed throughout the second half of 2020.

For more information on the Related-Party Transactions Policy, see items 12.2 (d) and 12.3 (c) in this Reference Form.

16.2 - Except for the transactions carried out between the issuer and companies in which it holds, directly or indirectly, of the entire share capital, to disclose information on related-party transactions that, according to accounting standards, should be disclosed in the issuer’s individual or consolidated financial statements and that were entered into during the last financial year or are in force during the current financial year:

Name of the related party	Banco Bradesco S.A.
Transaction date	04/08/2016
Amount involved (R$)	28,592,479,240.76
Existing balance (R$)	3,597,607,469.31
Amount of the related party	Not applicable
Term	Matures up to 12/20/2021
Loan or other type of debt	No
Interest Rate	80.195580
Relationship to issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

483 financial investments in Bank Deposit Certificates contracted by Vale and its subsidiaries.

The “amount involved” specified above considers the accumulated amount of the 483 financial investments applicable on 12/31/2019 and realized in 2019 mentioned in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2019. The “term” specified above considers the date of the last maturity of the 483 financial investments mentioned in this field “object of the contract”. The value of the “interest rate” specified above considers the weighted interest rate of the income of the 483 financial investments mentioned in this field “object of the contract”.

The interest rate is calculated using the weighted average of the rates applicable to 483 financial investments, at a rate of 80.19% of the CDI.

The investments are readily convertible into cash, and are considered as having daily liquidity.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions	None
Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Banco Bradesco S.A., New York Branch
Transaction date	11/12/2019
Amount involved (R$)	11,867,846,466.24
Existing balance (R$)	982,267,138.58
Amount of the related party	Not applicable
Term	Matures up to 03/16/2020
Loan or other type of debt	No
Interest Rate	2.67468
Relationship to issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

35 financial investments in Time Deposit contracted by Vale and its subsidiaries.

The “amount involved” specified above considers the accumulated amount of the 35 Time Deposit investments applicable on 12/31/2019 and realized in 2019 mentioned in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2019. The “term” specified above considers the date of the last maturity of the 35 financial investments mentioned in this field “object of the contract”. The value of the “interest rate” specified above considers the weighted interest rate of the income of the 35 financial investments mentioned in this field “object of the contract”.

If the issuer is a creditor or debtor	Creditor

Warrants	None
Termination or extinction conditions	None
Nature and Reasons for the operation / other relevant information	Not applicable

Name of the related party	Banco do Brasil S.A.
Transaction date	01/02/2019
Amount involved (R$)	22,152,545,808.16
Existing balance (R$)	1,341,555,654.60
Amount of the related party	Not applicable
Term	Matures up to 09/25/2024
Loan or other type of debt	No
Interest Rate	95.03000
Relationship to issuer	Banco do Brasil is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement.
Object of the contract

690 financial investments in Bank Deposit Certificates contracted by Vale and its subsidiaries.

The “amount involved” specified above considers the accumulated amount of the 690 financial investments applicable on 12/31/2019 and realized in 2019 mentioned in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2019. The “term” specified above considers the date of the last maturity of the 690 financial investments mentioned in this field “object of the contract”. The value of the “interest rate” specified above considers the weighted interest rate of the income of the 690 financial investments mentioned in this field “object of the contract”.

The interest rate is the weighted average of the 690 financial investments. 95.03% of the CDI.

The investments are readily convertible into cash, and are considered daily liquidity.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions	None
Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Banco Bradesco S.A.
Transaction date	01/04/2019
Amount involved (R$)	1,121,463,530.22
Existing balance (R$)	Not applicable
Amount of the related party	Not applicable
Term	Not applicable
Loan or other type of debt	No
Interest Rate	0.00000
Relationship to issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

During 2019, 105 foreign exchange transactions were closed by Vale and its subsidiaries in 7 different foreign currencies.

The “amount involved” specified above considers the amount provided for in the 105 contracts executed mentioned in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2019.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions	None

Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Banco do Brasil S.A.
Transaction date	01/03/2019
Amount involved (R$)	22,287,566,682.43
Existing balance (R$)	1,069,584,600.00
Amount of the related party	Not applicable
Term	01/28/2020
Loan or other type of debt	No
Interest Rate	Not applicable
Relationship to issuer	Banco do Brasil is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement.
Object of the contract

During 2019, 756 foreign exchange transactions were closed by Vale and its subsidiaries in 7 different foreign currencies.

The “amount involved” specified above considers the amount provided for in the 756 contracts executed mentioned in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2019. The “term” specified above considers the date of the last due date of open transactions on 12/31/2019.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions	None.
Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Banco Bradesco Europa S.A.
Transaction date	01/14/2019
Amount involved (R$)	2,247,390,000.00
Existing balance (R$)	0.00
Amount of the related party	Not applicable
Term	Matures up to 12/20/2019
Loan or other type of debt	No
Interest Rate	0.450000
Relationship to issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

6 receivables discount operations contracted by Vale International in 2019.

The “amount involved” specified above considers the total value discounted. The “transaction date” is the first discount date in the year. The “term” specified above considers the date of the last due date of 6 operations.

The interest rate is the weighting of the rates of the 6 discount operations on Libor receivables plus 0.45%.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions	None
Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Banco Bradesco S.A.
Transaction date	03/10/2006
Amount involved (R$)	4,734,615,227.89
Existing balance (R$)	6,331,843,626.98
Amount of the related party	Not applicable
Term	Indefinite

Loan or other type of debt	No
Interest Rate	0.9100
Relationship with the Issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

23 bank surety contracted by the Vale group with Banco Bradesco, 22 bank surety to guarantee legal proceedings and 1 surety to guarantee a contract already completed with FINEP.

Transaction date: The date of the first contract was announced 03/10/2006. The last two contracts took place on 07/17/2019.

Interest rate: It refers to the average annual cost of the commission charged on top of these 23 suretyships.

If the issuer is a creditor or debtor: this classification is not applicable in this type of transaction, since it is an ancillary transaction, linked to a main obligation. Therefore, the Company is a guarantor of Banco Bradesco.

If the issuer is a creditor or debtor	Others
Warrants	Not applicable
Termination or extinction conditions	Not applicable. Condition for termination of the surety: (i) return of the original copy of the guarantee letter and any amendments and, (ii) issuance of proof of the termination of the guarantee duly signed by the beneficiary or the delivery to the guarantor of a document that proves, unequivocally, the extinction of the guaranteed obligations.
Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Banco Bradesco S.A.
Transaction date	08/14/2019
Amount involved (R$)	1,109,185,000
Existing balance (R$)	1,069,571,123
Amount of the related party	1,069,571,123
Term	12/15/2028
Loan or other type of debt	No
Interest Rate	0.0000
Relationship to issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

7 swap contracts contracted by Vale between 08/14/2019 and 08/26/2019 in which the company’s short position is in reais, the IPCA rate + 4.54% p.a. and the long position in US dollar with a weighted average rate of 3.8669% p.a.

The “amount involved” specified above considers the initial notional amount in reais of the 7 swaps in reais of the short position.

The “existing balance” is equivalent to the notional in reais of the short position. The existing balance of the equivalent long position in US dollars is US$ 264,201,459 conversion using the start rate negotiated in each contract which average weighted by the current balance is 4.0483.

The above “interest rate” value does not apply for a swap operation. The short position rate is equivalent to IPCA + 4.54% p.a. and the weighted interest rate of the 7 operations of the company’s long position is equivalent to US$ 3.8669% p.a.

The “amount of the related party” specified above represents the notional amount of the short position of the company (long position of the related party), in reais, of the 7 operations.

As the market value of the operation (“MtM”) is positive for Vale, we can consider, from this viewpoint, that Vale is a creditor.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions	None

Nature and Reasons for the operation / other relevant information

Program to hedge loans and financing in reais. In order to reduce cash flow volatility, swap and forward transactions were carried out to convert into dollars the cash flow of certain debts in reais related to loan and financing contracts. In swap transactions, Vale pays fixed or floating rates in US dollars and receives remuneration in reais pegged to the interest rates of hedged debts.

Name of the related party	Banco Bradesco S.A.
Transaction date	04/20/2017
Amount involved (R$)	400,000,000
Existing balance (R$)	400,000,000
Amount of the related party	400,000,000
Term	08/17/2020
Loan or other type of debt	No
Interest Rate	0.0000
Relationship to issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

2 swap contracts contracted by Vale in which the company’s short position is in reais the CDI rate + 98.44% p.a. and the long position in US dollar with a weighted average rate of 3.09% p.a.

The “amount involved” specified above considers the initial notional amount in reais of the 2 swaps.

The “interest rate” value does not apply for a swap operation. The short position interest rate is equivalent to 98.44% CDI and the weighted interest rate of the 2 operations of the company’s long position is equivalent to US$ 3.09% p.a.

The “amount of the related party” specified above represents the notional amount of the short position of the company (long position of the related party), in reais, of the 2 operations. The existing balance in US dollars of the long position is US$ 121,810,098.06, conversion using the start rate negotiated in each contract which average weighted by the current balance is 3.2838.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions	None
Nature and Reasons for the operation / other relevant information	Program to hedge loans and financing in reais. In order to reduce cash flow volatility, swap and forward transactions were carried out to convert into dollars the cash flow of certain debts in reais related to loan and financing contracts. In swap transactions, Vale pays fixed or floating rates in US dollars and receives remuneration in reais pegged to the interest rates of hedged debts.

Name of the related party	Banco Bradesco S.A.
Transaction date	01/30/2019
Amount involved (R$)	2,173,671,060.81
Existing balance (R$)	558,142,282.96
Amount of the related party	Not applicable
Term	02/21/2020
Loan or other type of debt	Yes
Interest Rate	4.6800
Relationship to issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

16 export financing operations contracted by Vale and its subsidiaries.

The “amount involved” specified above considers the amount provided for in the contracts of the 16 export financing operations mentioned in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2019. The “term” specified above considers the date of the last maturity of the 16 export financing operations mentioned in this field “object of the contract”. The value of the “interest rate” specified above considers the weighted interest rate of the income of the 16 operations.

Payment will be made in a single installment on the maturity date.

If the issuer is a creditor or debtor	Debtor
Warrants	None

Termination or extinction conditions	None
Nature and Reasons for the operation / other relevant information	Financing to export.

Name of the related party	Banco do Brasil
Transaction date	09/23/2019
Amount involved (R$)	12,092,100,000.00
Existing balance (R$)	12,092,100,000.00
Amount of the related party	201,535,000.00
Term	12/23/2024
Loan or other type of debt	Yes
Interest Rate	0.00000
Relationship to issuer	Banco do Brasil is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement.
Object of the contract

Revolving credit facility contracted by Vale and two subsidiaries from a bank union, led by Citigroup, Crédit Agricole, MUFG, and Sumitomo Mitsui Banking Corporation.

Interest rate: Libor + Margin that varies according to the Company's corporate rating. In case of a divergent rating, the highest rating between Moody’s and S&P is valid:

S&P’s Rating             Moody’s Rating            Margin (p.a.)

A- or higher                A3 or higher                      0.45%

     BBB+                               Baa1                           0.60%

     BBB                                 Baa2                           0.75%

     BBB-                                Baa3                           0.90%

BB+ or lower                 Ba1 or lower                    1.15%

Commission Fee: from 0 to 0.30% p.a., depending on the percentage of use of the line, to be added in the margin.

Amortization: to be determined in the disbursement request on any date up to the agreement maturity date

If the issuer is a creditor or debtor	Debtor
Warrants	Corporate guarantee of Vale S.A., when the line is taken by the entities Vale Canada and Vale International. When the Company is the borrower, without guarantees.
Termination or extinction conditions

Usual early maturity conditions for similar financing of this nature, subject to materiality, exceptions and remedy periods, as applicable, including, but not limited to: (i) payment default, (ii) cross-acceleration with other creditors, (iii) false representations, (iv) acknowledge in writing the inability to pay its debts, (v) breach of covenants, among others.

Nature and Reasons for the operation / other relevant information	Revolving credit line with commercial banks. This instrument represents an additional source of liquidity and can be used by Vale and some of its subsidiaries at any time during the instrument’s lifecycle. The line was fully disbursed in March 2020.

Name of the related party	Banco Nacional de Desenvolvimento Econômico e Social – BNDES
Transaction date	06/19/2015
Amount involved (R$)	Not applicable
Existing balance (R$)	Not applicable
Amount of the related party	BNDES is entitled to 1/3 (one third) of the economic rights coming from the Alemão Project.
Term	The contract will remain in force (i) for the term of the obligation to indemnify the Parties; or (ii) until Vale's obligation to pay royalty ceases; or (iii) by agreement, in writing, between the Parties.
Loan or other type of debt	No
Interest Rate	0.000000

Relationship to issuer	BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement.
Object of the contract

Regulate the participation of BNDES economic rights in the case of development by Vale of the Alemão Project, provided for in the “Agreement for an Advance on a Future Shareholding", signed into on 03/05/1985, through the payment by Vale to the BNDES of royalties.

The Alemão Project is a Vale project in the region of Carajás, in the State of Pará, which has not yet been approved, which aims to produce copper concentrate.

In accordance with the "Agreement for an Advance on a Future Shareholding”, BNDES is entitled to 1/3 (one third) of the economic rights coming from the Alemão Project. Accordingly, BNDES 'participation in the referred project was regulated by royalty payment, which was determined using an economic model with market assumptions.

The royalty will be paid annually by Vale when the sale of the copper concentrate from the Alemão Project starts.

If the issuer is a creditor or debtor	Debtor
Warrants	None.
Termination or extinction conditions	The royalty payments will cease: (i) if the Alemão Project exploration activities cease, at Vale's discretion; (ii) loss of ownership, by Vale or by any assignee permitted under the Contract, of DNPM Process no. 851,431/82; or (iii) the depletion of mineral reserves in the areas covered by DNPM Process no. 851,431/82.
Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Banco Nacional de Desenvolvimento Econômico e Social – BNDES
Transaction date	03/28/2008
Amount involved (R$)	808,350,800.00
Existing balance (R$)	528,047,242.55
Amount of the related party	Not applicable
Term	9/15/2029
Loan or other type of debt	Yes
Interest Rate	0.00000
Relationship with the Company	BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement.
Object of the contract

Financing to implement the Hydroelectric Power Plant - UHE Estreito

The applicable interest rates are: TJLP+1.46% p.a. (subcredits A and B) and TJLP (subcredits C).

The principal amount of subcredits A and B will be amortized in 216 successive monthly installments, the first installment being due on 10/15/2011 and the last one on 9/15/2029. The amount of subcredits C has already been paid.

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions

BNDES may declare early maturity, with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove:

a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies;

b) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents that:

i) restrict Vale's growth capacity or its technological development;

ii) restrict Vale access to new markets; or

iii) restrict or losses on the ability to pay the financial obligations arising from this transaction;

c) constitute, with the prior authorization of the BNDES, collateral of any kind in transaction with other creditors, without guarantees of the same quality being provided to BNDES, with the same payment priority;

d) do not maintain, during the term of the contract, the following indices:

- Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and

- Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0.

And, in the event of failure to comply with these indices, not within 60 days from the date of written communication, collateral, accepted by the BNDES, for an amount corresponding to at least 130% of the value of the debt.

In the event that funds granted under the Contract are used for a purpose other than the implementation of the UHE Estreito Hydroelectric Plant and its transmission system, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06.16.86.

The Contract will also expire early, with the debt demanded an immediate suspension of any disbursement, on the filing date with the Federal Deputy or Senator, for a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the certification date, otherwise the charges for the early maturity due to default will be incurred.

The change in Vale's indirect control, during the term of the Agreement, is excluded from the conditions for early maturity.

Nature and Reasons for the operation / other relevant information	BNDES direct financing for the implementation of UHE Estreito. The operation presented competitive rates in the year of contracting.

Name of the related party	Banco Nacional de Desenvolvimento Econômico e Social – BNDES
Transaction date	5/19/2014
Amount involved (R$)	2,527,103,000.00
Existing balance (R$)	527,237.97
Amount of the related party	Not applicable
Term	07/15/2024
Loan or other type of debt	Yes
Interest Rate	0.00000
Relationship with the Company	BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement.
Object of the contract

Financing for the implantation of a mining unit and an iron ore beneficiation unit, with a capacity of 90 million tons/year, for the exploration of the S11D field, in the Municipality of Canaã dos Carajás (PA)

The applicable interest rates are: TJLP + 1.96% p.a. (subcredits A), Currency Basket +1.96% (subcredits B) and TJLP (subcredit C).

The applicable interest rates are: TJLP+1.46% p.a. (subcredits A and B) and TJLP (subcredit C).

The principal value of Subcredits A and B has been paid.

The principal amount of Subcredit C will be amortized in 84 successive monthly installments, the first installment being due on 7/15/2017 and the last one on 6/15/2024.

If the issuer is a creditor or debtor	Debtor
Warrants	None

Termination or extinction conditions

BNDES may declare early maturity, with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove:

a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies;

b) the existence of an unappealable judgement relating to acts carried out by Vale, which impinge on a crime against the environment or violate the legislation that deals with the fight against race or gender discrimination, child labor and slave labor, unless the remedy is imposed or while the judgement imposed on Vale is being fulfilled, subject to due legal process;

c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control, or, in those documents that:

i) restrict Vale's growth capacity or its technological development;

ii) restrict Vale access to new markets; or

iii) restrict or losses on the ability to pay the financial obligations arising from this transaction;

d) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished:

- Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and

- Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0.

In the event that Vale's indirect control has changed, without prior authorization from the BNDES, it does not present a letter of guarantee issued according to the BNDES model.

In the event of application of the resources granted by the Contract for a purpose other than that provided.

The Contract will also expire early, with the debt demanded an immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the certification date, otherwise the charges for the early maturity due to default will be incurred.

The change in Vale's indirect control, during the term of the agreement, is excluded from the conditions for early maturity.

Nature and Reasons for the operation / other relevant information	Financing for the implantation of a mining unit and an iron ore processing unit, with a capacity of 90 million tons/year, for the exploration of the S11D field, in the Municipality of Canaã dos Carajás (PA)

Name of the related party	Banco Nacional de Desenvolvimento Econômico e Social – BNDES
Transaction date	12/26/2008
Amount involved (R$)	7,300,000,000.00
Existing balance (R$)	2,945,276,429.66
Amount of the related party	Not applicable
Term	12/15/2028
Loan or other type of debt	Yes
Interest Rate	1.5000
Relationship with the Company	BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement.
Object of the contract

Line of Credit.

The applicable interest rates are: Libor 3M+1.5% p.a. (subcredits A1, A2, A3, A4, A5, A6, A7, A8), TJLP (subcredits B4, B11, B15), TJLP + 1.36% p.a. (subcredits B2, B3, B6, B7, B9, B10, B13, and B14). TJLP + 1.76% p.a. (subcredits B1, B5, B8 and B12), IPCA + 2.98% + 1.52% p.a. (subcredits A9, B16, and B18).

Amortizations are monthly and successive and vary according to the subcredit of the agreement, the last one on 12/15/2028.

If the issuer is a creditor or debtor	Debtor

Warrants	None
Termination or extinction conditions

BNDES may declare early maturity, with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove:

a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies;

b) the existence of an unappealable judgement relating to the acts carried out by Vale, which violate the legislation that deals with the fight against discrimination of race or gender, child labor and slave labor;

c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents that:

i) restrict Vale's growth capacity or its technological development;

ii) restrict Vale access to new markets; or

iii) restrict or losses on the ability to pay the financial obligations arising from this transaction;

d) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished:

- Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and

- Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0.

In the event that Vale's indirect control has changed, without prior authorization from the BNDES, it does not present a letter of guarantee issued according to the BNDES model.

In the event that funds granted under the Contract are used for a purpose other than provided for in Clause One: revolving credit limit, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06.16.86.

The Contract will also expire early, with the debt demanded an immediate suspension of any disbursement, on the filing date with the Federal Deputy or Senator, for a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the date of the filing, otherwise the charges for the early maturity due to default will be incurred.

Nature and Reasons for the operation / other relevant information	This is a line of credit to finance the Salobo I and II Projects, Onça Puma Mining, Plant VIII and Itabira Capital Projects. The subcredits of the Itabira Capital Project were refinanced in December 2018, changing the interest rate and maturity of the agreement.

Name of the related party	Banco Nacional de Desenvolvimento Econômico e Social – BNDES
Transaction date	09/24/2012
Amount involved (R$)	3,882,956,000.00
Existing balance (R$)	1,252,062,783.27
Amount of the related party	Not applicable
Term	9/15/2022
Loan or other type of debt	Yes
Interest Rate	1.300000
Relationship with the Company	BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement.
Object of the contract

Financing to implement the Northern Logistics System (CLN) Capacity Building Program, aiming to increase the ore transport capacity from 115 million tons per year (Mtpa) to approximately 150 Mtpa

The applicable interest rates are: TJLP + 1.30% p.a. (subcredits A, B, C, D and E), 2.50% p.a. (subcredits F and G) and TJLP (subcredits H).

Amortizations are monthly and successive and vary according to the subcredit of the agreement, the last one on 9/15/2022.

Subcredit A – 107 installments

Subcredit B, C, and F – 101 installments

Subcredit D – 110 installments

Subcredit E – 95 installments

Subcredit G – 83 installments

Subcredit H – 86 installments

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions

BNDES may declare early maturity, with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove:

a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies;

b) the existence of an unappealable judgement relating to the acts carried out by Vale, which violate the legislation that deals with the fight against discrimination of race or gender, child labor and slave labor;

c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents that:

i) restrict Vale's growth capacity or its technological development;

ii) restrict Vale access to new markets; or

iii) restrict or losses on the ability to pay the financial obligations arising from this transaction;

d) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished:

- Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and

- Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0.

In the event that Vale's indirect control has changed, without prior authorization from the BNDES, it does not present a letter of guarantee issued according to the BNDES model.

If the funds granted by the Contract are used for a purpose other than that provided for in Clause One: the implementation of the Northern Logistics System (CLN) Development Program, aiming to increase the ore transport capacity from 115 million tons per year (Mtpa) to approximately 150 Mtpa.

The Contract will also expire early, with the debt demanded an immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, for a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the date of the filing, otherwise the charges for the early maturity due to default will be incurred.

Nature and Reasons for the operation / other relevant information	Direct financing of BNDES, aiming to increase the ore transport capacity of Carajás Railroad from 115 million tons per year (Mtpa) to approximately 150 Mtpa. The operation presented competitive rates in the year of contracting.

Name of the related party	Banco Nacional de Desenvolvimento Econômico e Social – BNDES
Transaction date	03/31/1997
Amount involved (R$)	Not applicable
Existing balance (R$)	Not applicable
Amount of the related party	Not applicable
Term	Undetermined - until the object is completely reached. Agreement was amended and consolidated on 06/28/2007.
Loan or other type of debt	No

Interest Rate	0.000000
Relationship with the Company	BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement.
Object of the contract	Regulating the relationship between Vale and BNDES in the search for mining rights to deposits of indefinite existence, size and economic viability in the mineral province of Carajás. The Agreement establishes bilateral rules with the purpose of regulating: the carrying out of exploration work by Vale; the cases and the manner in which BNDES will provide funds to Vale to reimburse additional expenses arising from the exploration and payment of the respective administration fee; the BNDES’ participation rights; the disposal or transfer of exploration targets and mining rights to third parties; the payment of a finder's fee that will be due by BNDES to Vale.
If the issuer is a creditor or debtor	Not applicable
Warrants	Not applicable
Termination or extinction conditions	Not applicable
Nature and Reasons for the operation / other relevant information

Ensure the Union, through the BNDES, to participate in the results of future ventures of Vale without registration in its assets when privatization.

In case the research works result in the elaboration of a Positive Economic Feasibility Study, Vale must send to BNDES, within 30 days after the approval of its Executive Board, all documents, studies and information necessary for BNDES’ evaluation.

The assets are divided into two groups, as follows: Group1 – Participation rights proportional to expenses with research work, limited to 50% for BNDES; and Group2 – Predefined participation rights (royalty due to BNDES).

Name of the related party	Agência Especial de Financiamento Industrial S.A. - FINAME
Transaction date	12/26/2018
Amount involved (R$)	400,000,000.00
Existing balance (R$)	0.00
Amount of the related party	Not applicable
Term	Up to 192 months
Loan or other type of debt	Yes
Interest Rate	0.0000
Relationship with the Company	Agency related to BNDES, part related to the signatory of the Vale's Shareholders' Agreement - the BNDESPAR.
Object of the contract

Acquisition of new machines, equipment, industrial systems, components and goods of computer science and automation, of national manufacture, registered in the Credenciamento de Fornecedor Informatizado - CFI of the BNDES System.

Applicable interest rate: IPCA + 2.98% + 1.65% p.a.

The principal amount will be amortized in successive annual installments, with the first one due on the 15th of the twelfth month after the end of the grace period. Grace Period: up to 36 months, total term up to 192 months.

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions

In addition to the conditions of legal maturity, FINAME may declare the early maturity of the Contract, observing the need of previous notice, with the debt being demanded, applying to the full outstanding debt pursuant to Clause 20 (Financial Default), and with the immediate withdrawal of any disbursement, without prejudice of the application of the sanctions established in Clauses 20 and 21 (Financial Default and Non-Financial Default), if proven by FINAME: a) that there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the environment or non-compliance with the legislation dealing with child labor and slave labor, observing Paragraphs 3 and 4 of this Clause; b) that any statement presented in Clause 28 (Vale statements) is found to be false; c) the default of any of Vale’s obligations within the Contract; d) the default of any obligation undertaken regarding FINAME and its subsidiaries, by the company or entity belonging to the Economic Group to which Vale pertains; e) the inclusion, in a Vale company agreement, its articles of incorporation or articles of organization, of a provision by means of which a special quorum is required for deliberation or approval of matters that limit control by the respective controllers, or the inclusion in those documents, of a device that: (i) restricts Vale's growth capacity or its technological development; (ii) restricts Vale's access to new markets; or (iii) restricts or loses the ability to pay the financial obligations arising from this transaction.

The Contract will also expire early, with the debt demanded and with the immediate suspension of any disbursement, in the event that the funds granted by the Contract are used for a purpose other than that provided for in the Contract.

Nature and Reasons for the operation / other relevant information	Credit line for exclusive application in the acquisition of new machines and equipment, of national manufacture. The line is available for 2 years after the date of signing the contract.

Name of the related party	BNDES Participações S.A. – BNDESPAR
Transaction date	12/17/2007
Amount involved (R$)	1,407,420,000.00
Existing balance (R$)	1,000,661,830.05
Amount of the related party	Not applicable
Term	12/17/2027
Loan or other type of debt	Yes
Interest Rate	0.800000
Relationship with the Company	BNDES Participações S.A. - BNDESPAR is a signatory of the Company's Shareholders' Agreement
Object of the contract

Private Debentures Issues by Vale and underwritten by BNDES to finance the expansion project of Ferrovia Norte Sul – FNS.

Three issues of debentures were made: 12/17/2007 (1st issue), 10/15/2009 (2nd issue) and 06/09/2011 (3rd issue). The amount involved as mentioned above corresponds to the sum of the amount of the 3 issues.

The applicable interest rate is: TJLP + 0.8% p.a.

Amortization Term 1st, 2nd, e 3rd issue: 28 Semiannual and successive installments from 6/15/2014 to 12/15/2027.

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions	For information on termination conditions of the obligations under the aforementioned Issue, see item 18 of this Reference Form.
Nature and Reasons for the operation / other relevant information

The transaction aims to finance the expansion project of Ferrovia Norte Sul.

VALE and BNDESPAR entered into, on June 23, 2015, an amendment to the deeds of mentioned issues, in order to exclude (i) the possibility of convertibility of the Debentures into shares issued by VLI, as well as to exclude all VLI and FNS obligations in the aforementioned deeds of issue, granting BNDESPAR, free of charge, options to purchase certain amount of common shares issued by VLI held by Vale.

Name of the related party	BNDES Participações S.A. – BNDESPAR
Transaction date	6/23/2015
Amount involved (R$)	205,538,269.37
Existing balance (R$)	Not applicable
Amount of the related party	Not applicable
Term	12/15/2027
Loan or other type of debt	No

Interest Rate	0.00000
Relationship with the Company	BNDES Participações S.A. - BNDESPAR is a signatory of the Company's Shareholders' Agreement
Object of the contract

VLI S.A. Call Option contract ("Agreement") held by Vale S.A. entered into with BNDESPAR. Under the this agreement, 140,239 call options to purchase VLI S.A. shares were granted to BNDES, which may be exercised as of December 18, 2017 until December 15, 2027.

This agreement stems from the agreements entered into between VALE and BNDESPAR, which resulted in entering into, on June 23, 2015, an amendment to the deeds of the Private Debentures Issue to finance the Norte Sul - FNS expansion project. For more information, see item 16.4 of this Reference Form.

If the issuer is a creditor or debtor	Not applicable
Warrants	None.
Termination or extinction conditions	In the event of non-compliance with any financial or non-financial obligation assumed by Vale, VLI or FNS in the Contract, the provisions of Articles 39 to 47-A of the "Provisions Applicable to BNDES Contracts" shall be complied with.
Nature and Reasons for the operation / other relevant information	This option may be exercised, in whole or in part, upon payment to the Company of the exercise price, considering the terms, conditions and other limitations existing in the contract, at any time and at the discretion of the creditor, as of December 2017 until the maturity date of debentures, in December 2027. For more information, see item 16.4 of this Reference Form.

Name of the related party	Banco Bradesco SA, succeeded by CIBRASEC - Companhia Brasileira de Securitização
Transaction date	3/24/2015
Amount involved (R$)	700,000,000.00
Existing balance (R$)	887,294,043.99
Amount of the related party	Not applicable
Term	4/20/2022
Loan or other type of debt	Yes
Interest Rate	0.0000
Relationship to issuer	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

The CCB used as grounds for the CRI, to fund projects under the S11D Logistics, at Ponta Madeira Port Complex.

The applicable interest rate is TJLP + 8.8% p.a. in reais

Payment of principal in 5 installments on 4/20/2018, 4/20/2019, 4/20/2020, 4/20/2021, and 4/20/2022

If the issuer is a creditor or debtor	Debtor
Warrants	Fiduciary Sale of 0.0623% (94,319.31 m²) of the property, subject of the registration number 13.521, of the Registry of Real Estate of the Region of Itabira/MG Aval da Docepar S.A.
Termination or extinction conditions

EARLY MATURITY

a) non-payment, by the Issuer, of the Principal Amount, the Remuneration or the Mandatory Early Settlement amount within two Business Days after the date on which such a payment becomes due; b) failure to comply with any other pecuniary obligation not mentioned in item "a" above, within 15 calendar days after the date on which such a payment becomes due; c) non-compliance, by the Issuer, with any non-pecuniary obligation, principal or accessory, assumed in this Certificate or in the Fiduciary Disposal Agreement, not remedied within 60 days of that non-compliance (if another remedy period has not been expressed and specifically provided for), provided that non-compliance causes a Material Adverse Effect; d) in the event that the Fiduciary Disposal becomes effective, is effects become extinct or materially limited before full settlement of the obligations arising from this Certificate, whether by nullity, annulment, termination, repudiation, information, mutual rescission or for any other reason attributable exclusively to the Issuer, or if the Fiduciary Disposal becomes illegal and/or insufficient to ensure payment of the obligations contained in this Certificate and provided that the Fiduciary Disposal is not replaced, reinforced or supplemented in the manner provided in the Fiduciary Disposal Agreement; e) in the event that the Issuer or the Surety practices or lodges, any acts or measures, judicial or extrajudicial, that aim to annul, question, review, cancel, repudiate, suspend or invalidate the Surety and/or any of the obligations of the Guarantor under this Certificate, as the case may be; f) a statement of early maturity in relation to the obligations of the Issuer arising from any contracts or instruments to which it is subject, showing outstanding financing in the local or international market, in an individual or aggregate amount, equal to or greater than R$ 250,000,000, updated annually, as of the Disbursement Date, by the positive variation of the General Price Index - Market, published by Fundação Getúlio Vargas ("IGPM"), or its equivalent in other currencies, as long as it is legally recognized or uncontested/defended by the Issuer; g) settled, dissolved or terminated by the Issuer; h) (h.1) adjudication of bankruptcy of the Issuer; (h.2) voluntary bankruptcy filed by the Issuer; (h.3) filing for bankruptcy of the Issuer, sought by third parties, not rebutted within the legal term; or (h.4) petition for court-supervised reorganization or out-of-court reorganization of the Issuer; i) change in the corporate purpose of the Issuer, as provided in its articles of incorporation in force on the Disbursement Date, provided that, as a result, the Issuer ceases to engage in mining activities; and proof that any of the statements made by the Issuer on this Certificate is false or incorrect in any material respect.

PERMISSIVE EARLY REDEMPTION

The Certificates may be redeemed early after three years as of the Issue Date, observing the terms contained in that Certificate.

Nature and Reasons for the operation / other relevant information	Financing for civil works in the logistic projects at the Port Complex of Ponta Madeira. Agreement transferred on the issue date to CIBRASEC - Companhia Brasileira de Securitização.

Name of the related party	Banco Bradesco Cartões S.A.
Transaction date	08/28/2018
Amount involved (R$)	465,410,655.68
Existing balance (R$)	1,919,657.28
Amount of the related party	Not applicable
Term	12/31/2023
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control
Object of the contract

Provides corporate credit card issuance and administration services for use in Brazil and abroad.

The payment of the contract is according to consumption (on demand), and there is no commitment/obligation for Vale to use it. Monthly payments to the supplier are calculated from the amounts spent on the cards.

Additionally, it should be noted that the agreement was entered into on 8/28/2018, effective as of 1/1/2019. The amount involved refers to Vale and Group companies. The balance on 12/31/2019 does not include Valia.

If the issuer is a creditor or debtor	Debtor
Warrants	Not applicable
Termination or extinction conditions

The Agreement may be terminated at any time by either Party upon written notice at least 180 days in advance, without any claim, indemnity or compensation being paid to the Party receiving the resolution notice.

Without prejudice to fulfilling its other rights, either Party may terminate the Agreement by written notice to the other Party, with immediate effect, without any claim, indemnity or compensation of the benefit by the Party receiving the termination notice, in the following cases:

a) application or decree of bankruptcy or court-supervised or out-of-court reorganization of the other Party;

b) occurrence of a fortuitous event or force majeure regularly proven that stops the execution of the objective for more than 30 days;

c) in the event that fines are imposed on the other Party reaching 10% of the average of three billings;

d) material non-compliance with the applicable legislation on health and safety at work or the environment, Vale's internal regulations, as well as applicable environmental licenses and their conditions; and/or

e) fraud committed by a Party in connection with the performance of its contractual obligations.

The Agreement may be automatically and immediately terminated without any notice if the Contractor makes use of slave or child labor or any other work conditions that violate human dignity.

Without prejudice to fulfilling its other rights, Vale may terminate the Agreement upon prior notice with, at least 60 days in advance, in the following cases:

a) the failure to comply with any obligation of the contract that is not remedied within 30 days after receipt of notification from Vale; and/or

b) assignment and/or partial or total transfer, to third parties, of the obligations assumed, or the credits resulting from this Contract, without the prior and express authorization of Vale.

Without prejudice to fulfilling its other rights, the contractor may terminate the Agreement upon prior notice with, at least 60 days in advance, in the following cases:

a) payment delays for a period exceeding 60 days;

b) delay in the provision of information that is proven to jeopardize the regular fulfillment of the obligations assumed in the Contract that is not remedied within 30 days after the receipt of notification by the Contractor in this regard; and/or

c) failure to comply with any of the obligations of the contract by Vale that directly results in the impediment to the contractor in the regular fulfillment of its contractual obligations, that are not remedied within 30 days after the receipt of notification from the contractor to this effect.

Nature and Reasons for the operation / other relevant information	The commercial conditions contracted follow market conditions, as confirmed in the competitive process carried out when the contract was concluded, with Bradesco having the most competitive proposal.

Name of the related party	VLI Multimodal S.A.
Transaction date	08/09/2013
Amount involved (R$)	4,359,897,165.83
Existing balance (R$)	36,480,188.21
Amount of the related party	Not applicable
Term	06/29/2027
Loan or other type of debt	No
Interest Rate	0.000000
Relationship to issuer	Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares
Object of the contract

Provides rail transport services.

The consumption of the Contract occurs through the useful ton transported and the payment occurs weekly between the railroads. There is no fixed amount defined for that service contract.

The amount involved corresponds to the historical value performed in the contract from 2014 until 12/31/2019. The estimated value of that agreement on the termination date on July 29, 2027, brought to the present value in 8/9/2013 was R$ 14,044,277,674.07.

If the issuer is a creditor or debtor	Creditor
Warrants	The agreement provides for compensation for theft, loss or damage of goods and will be dealt with in a specific case and, if due, will be settled within 60
(sixty) days after receiving the request for indemnification. The price to be considered will be that declared in the invoice at the time of transportation.
Termination or extinction conditions

The contract may be terminated by either party by giving written notice to the other party, without the right to any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, due to the resolution, in the following cases:

(i) non-compliance by the other party with any obligation provided for in the contract, except if the non-compliance is remedied and if the defaulting party corrects it within ninety (90) days after receipt of written notice, from the creditor of the obligation, to this effect;

(ii) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of the other party;

(iii) proven occurrence of Government authority act, Act of Administration, fortuitous event or of force majeure, that paralyzes the execution of the Contract for more than 180 days (one hundred and eighty) days; and

(iv) change in the direct or indirect corporate control of one of the parties, subject to the provisions of item 16.2.1 of the agreement.

Nature and Reasons for the operation / other relevant information	Railroad transport of general cargo.

Name of the related party	Baovale Mineração S.A.
Transaction date	10/10/2001
Amount involved (R$)	873,983,023.22
Existing balance (R$)	91,705,035.98
Amount of the related party	Not applicable
Term	20 years (up to 10/18/2021)
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Subsidiary of the Shared Control
Object of the contract

Leasing of the mining rights of the Água Limpa Mining Complex, as well as equipment, vehicles and other movable assets necessary for mining operations, and fixed installations (industrial buildings, warehouses, and buildings in general).

The amount is paid in two installments, the first in January (1% of the total amount) and the second in December (99% of the total amount). The contract is adjusted annually according to the IGP-M/FGV variation – General Market Price Index

The amount involved corresponds to the historical value performed in the contract from 2001 until 12/31/2019.

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions

The contract may be terminated:

- due to a fortuitous event or force majeure, pursuant to art. 1,058 and sole paragraph of the Civil Code;

- as agreed by the parties;

- by resolution, by one of the parties, due to a breach of an obligation by the other;

- bankruptcy or bankruptcy proceedings by either party.

Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Companhia Hispano Brasileira de Pelotização – Hispanobrás
Transaction date	05/16/2012
Amount involved (R$)	2,131,751,478.66
Existing balance (R$)	10,936,010.00
Amount of the related party	Not applicable
Term	12/31/2020
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Affiliate
Object of the contract

Lease agreement. Vale leased the Hispanobrás pelletizing plant, by paying a fixed and a variable portion according to the performance of the assets. Term of the contract is three years, successively renewable for the same period.

Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture synergies and reduce inefficiencies, ensuring better profitability and return to shareholders.

The Fixed Installment matures until the last business day of the month of July of each year and the variable installment until the last business day of the month of January of the following year.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

Historical Values of the three last years (Total value – Fixed + Variable):

2017 – R$ 433,770,098.42, being R$ 33,797,851.92 of fixed installment

2018 – R$ 639,117,236.35, being R$ 16,621,202.28 of fixed installment

2019 – R$ 477,838,602.06, being R$ 17,876,452.08 of fixed installment

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions	Either party shall have the right not to continue the lease after a period of three years provided that it sends the other party written notice at least one year before the end of that period. The renewal terms of the agreement are under negotiation between the parties. The current notification period is 6/30/2020.
Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	Companhia Nipo Brasileira de Pelotização – Nibrasco
Transaction date	04/30/2008
Amount involved (R$)	6,241,075,168.68
Existing balance (R$)	228,206,707.00
Amount of the related party	Not applicable
Term	12/31/2022
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Affiliate
Object of the contract

Lease agreement. Vale leased the two Nibrasco pelletizing plant, by paying a fixed and a variable portion according to the performance of the assets. Term of the contract is three years, successively renewable for the same period.

Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture synergies and reduce inefficiencies, ensuring better profitability and return to shareholders.

The maturity of the fixed and variable installments occurs until the last business day of the month of December of each year, with a complement or return of value until the last business day of February of the following year.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

Historical Values (Total value – Fixed + Variable):

2016 – R$ 451,802,797.06, being R$ 77,326,372.79 of fixed installment

2017 – R$ 970,085,157.84, being R$ 82,886,680.20 of fixed installment

2018 – R$ 1,479,003,197.14, being R$ 82,445,225.76 of fixed installment

2019 – R$ 1,053,760,625.44, being R$ 88,681,571.68 of fixed installment

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions	Either party shall have the right not to continue the lease after a period of three years provided that it sends the other party written notice at least one year before the end of that period.
Nature and Reasons for the operation / other relevant information	Not applicable

Name of the related party	BNDES Participações S.A. – BNDESPAR
Transaction date	06/23/2015
Amount involved (R$)	205,538,269.37
Existing balance (R$)	Not applicable
Amount of the related party	Not applicable
Term	12/15/2027
Loan or other type of debt	No
Interest Rate	0.00000

Relationship with the Company	BNDES Participações S.A. - BNDESPAR is a signatory of the Company's Shareholders' Agreement
Object of the contract

VLI S.A. Call Option Contract. ("Agreement") held by Vale S.A. entered into with BNDESPAR. Under this agreement, BNDES was granted 140,239 call options on VLI S.A. shares, which can be exercised from December 18, 2017 until December 15, 2027.

This agreement stems from the agreements signed between Vale and BNDESPAR which resulted in the signing on June 23, 2015 of an amendment to the deeds of the Private Debenture Issues for the financing of the expansion project of the North-South Railroad - FNS. Under the terms of the amendment, (i) the possibility of exchanging debentures into shares issued by VLI was excluded, (ii) the totality of VLI and FNS bonds contained in the referred deeds of issue, granting, free of charge, to BNDESPAR, by means of the Agreement, options to purchase a certain quantity of common shares issued by VLI held by Vale.

The amount involved on December 31, 2019 was R$ 205,538,269.37, book value, representing the fair value priced by the Company in relation to the option to convert the respective debentures' outstanding balance into a certain amount of VLI shares held by the Company.

If the issuer is a creditor or debtor	Not applicable
Warrants	None
Termination or extinction conditions	In the occurrence of non-compliance with any financial or non-financial obligation assumed by Vale, VLI or FNS in the Agreement, the provisions of articles 39 to 47-A of the "Provisions Applicable to BNDES Agreements" shall be observed.
Nature and Reasons for the operation / other relevant information

This option may be exercised, in its entirety or in parts, upon payment of the exercise price to the Company, considering the terms, conditions and other limitations existing in the Agreement, at any time and at the discretion of the creditor, from December 2017 until the maturity date of the debentures, in December 2027.

The exercise date shall be the fifth business day from the date of receipt of the exercise request by Vale, which undertakes to sign the necessary documents for the transfer of the shares originating from the exercise of the options that are the object of the exercise request on the exercise date, as well as BNDESPAR undertakes to make the Exercise Price payment on the exercise date.

Name of the related party	Companhia Ítalo Brasileira de Pelotização – Itabrasco
Transaction date	9/30/2008
Amount involved (R$)	2,689,930,255.44
Existing balance (R$)	5,222,312.00
Amount of the related party	Not applicable
Term	12/31/2020
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Affiliate
Object of the contract

Lease agreement. Vale leased the Itabrasco pelletizing plant, by paying a fixed and a variable portion according to the performance of the assets. Initial contract term is 10 (ten) years and 3 (three) months. The Contract was renewed until 12/31/2020.

Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture synergies and reduce inefficiencies, ensuring better profitability and return to shareholders.

The maturity of the fixed installment (4 equal installments) occurs until the last business day of each quarter and the variable installment occurs until the last business day of the month of December of each year, with a complement or return of value until the last business day of February of the following year.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

Historical Values of the Three Last Fiscal Years (Total value – Fixed + Variable):

2017 – R$ 410,863,283.84, being R$ 36,315,795.72 of fixed installment

2018 – R$ 410,863,283.84, being R$ 21,196,297.32 of fixed installment

2019 – R$ 383,845,731.54, being R$ 22,797,062.76 of fixed installment

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions	The renewal terms of the agreement are under negotiation between the parties.
Nature and Reasons for the operation / other relevant information	Not applicable

Name of the related party	VLI S.A., FCA S.A. and FNS S.A.
Transaction date	08/09/2013
Amount involved (R$)	0.00
Existing balance (R$)	Not applicable
Amount of the related party	Not applicable
Term	07/29/2027
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Vale S.A. holds 37.6% of the shares of VLI S.A., and other companies that are part of the VLI Group
Object of the contract

Call Option and Put Option Subject to Future Events. Vale will pay VLI Multimodal, in case call options are exercised, prices determined by the residual value held by VLI Multimodal, considering the maintenance and improvements recorded and the depreciation due to the time.

For the classification of one or more assets as reversible assets:

1 - the price to be paid for the assets will be the indemnity paid by the Granting Party to Vale, and FCA and FNS will be entitled to receive the amount never lower than the nominal value originally paid for each asset;

2 - if the amount of indemnity paid by the Granting Party is less than the price paid by Vale to FCA and FNS, Vale shall be refunded the difference, respecting the rule set forth in item "i" above.

If the issuer is a creditor or debtor	Not applicable
Warrants	Not applicable
Termination or extinction conditions

There is no penalty for termination.

Note: Option linked to the validity of the Agreement for the Provision of Rail Freight Transport Services and Related Services entered into between Vale and VLI Multimodal on December 07th, 2010.

FCA and FNS own the wagons and locomotives ("Assets"), indispensable for providing the services, object of the Transportation Contract, which is why FCA and FNS have lent the Assets to Vale, in commodatum, in an exclusive and irreversible manner for the term of the Transportation Contract.

Vale may acquire some or all of the Assets only when one of the following conditions is verified:

a) As determined by the Granting Party in this sense;

b) Termination of the Concession Contracts for any reason;

c) Termination of the Transportation Contract for any reason;

d) application for or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of VLI Multimodal, FCA and/or FNS;

e) Non-compliance by VLI Multimodal, FCA and/or FNS with any obligation set forth in the LIABILITIES AGREEMENT, except if they remedy the non-compliance within a period of 15 calendar days after the receipt of a written notice to this effect sent by VALE;

f) If there is any third-party lawsuit, in a court or administrative proceeding, affecting one or more Assets or the creation of any liens or encumbrance thereon, if the situation is not remedied by VLI Multimodal, FCA and FNS, as applicable, within 20 days; and

g) If VLI Multimodal, FCA and FNS, for any reason, removes one or more Assets transferred from the possession of VALE without the express agreement of VALE and ANTT, in writing, if the situation is not remedied by VLI Multimodal, FCA and FNS, as applicable, within 20 days.
Nature and Reasons for the operation / other relevant information	Option to Buy and Sell Subject to Future Events.

Name of the related party	VLI Multimodal S.A.
Transaction date	07/01/2012
Amount involved (R$)	1,541,937,206.23
Existing balance (R$)	0
Amount of the related party	Not applicable
Term	09/23/2039
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares
Object of the contract

Provides Port Services for Cargo and Related Services in the Praia Mole Private Terminal for Mixed Use, in the Terminal of Miscellaneous Products and at the Graneis Líquidos Terminal. On November 29, 2013 the Parties entered into the first amendment to the contract in order to ensure improvements in contractual management and control of compliance with contractual obligations.

The consumption of this contract occurs through the calculation of the total costs executed in the month, where the tax invoice for the provision of services is issued with a biweekly payment term.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

The estimated value of that agreement on the termination date on September 23, 2039 is R$ 8,385,616,086.23.

During the year 2019, a total of R$ 266,078,229.36 was billed in this agreement

If the issuer is a creditor or debtor	Creditor
Warrants	Not applicable
Termination or extinction conditions

Failure by the other party to comply with any obligation set forth in the agreement, unless the non-compliant party remedies the non-compliance within 90 calendar days after the receipt of written notice to this effect from the creditor party.

Application for or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of the other party.

Proven occurrence of Government Authority Act, Act of Administration, as defined in the contract, fortuitous event or force majeure, that paralyzes the execution of the Contract for more than 180 days.

Change in the direct or indirect corporate control of one of the parties.

Termination Penalty R$ 80,615,659.69. Value subject to IGPM (Market General Price Index) update.

Nature and Reasons for the operation / other relevant information	Provision of Vale's services to VLI Multimodal for general cargo handling in order to enable VLI Multimodal customers to be served by port terminals, aiming at the search for efficiency, excellence and enhancement of the relationships and services offered jointly, with an increase of volume handled at the terminals and consequent increase of profits.

Name of the related party	Companhia Coreano Brasileira de Pelotização – Kobrasco
Transaction date	05/06/2008
Amount involved (R$)	3,828,270,508.15
Existing balance (R$)	460,634,971.00
Amount of the related party	Not applicable
Term	08/31/2033
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Affiliate
Object of the contract

Lease agreement. Vale leased the Kobrasco pelletizing plant, by paying a fixed and a variable portion according to the performance of the assets. Term of the initial contract was of five (5) years, successively renewable for the same period. In the last renewal, a period of 15 (fifteen) years was agreed, that is, valid until 2033, with automatic renewals of 10 years.

Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture synergies and reduce inefficiencies, ensuring better profitability and return to shareholders.

The maturity of the Fixed and Variable Installment occurs until the last business day of the month of December of each year, with a complement or return of value until the last business day of February of the following year.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

Historical Values of the Three Last Fiscal Years (Total value – Fixed + Variable):

2017 – R$ 555,225,221.51, being R$ 47,444,706.00 of fixed installment

2018 – R$ 834,909,940.77, being R$ 47,192,015.52 of fixed installment

2019 – R$ 618,352,577.31, being R$ 50,756,003.76 of fixed installment

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions	Either party shall have the right not to continue the Lease after the period of 15 (fifteen) years, provided that it sends the other party a written notice at least one year before the end of that period.
Nature and Reasons for the operation / other relevant information	Not applicable

Name of the related party	Samarco Mineração S.A.
Transaction date	04/12/2004
Amount involved (R$)	11,037,037,794.27
Existing balance (R$)	0.00
Amount of the related party (R$)	11,037,037,794.27
Term	20 years valid until 12/31/2026
Loan or other type of debt	Not applicable
Interest Rate	0.0000
Relationship with the Company	50% Shareholder
Object of the contract

Sale by Vale of currently non-usable material such as run-of-mine (ROM) to Samarco.

Due to the fact that the agreement is in force majeure, it is not possible to update the contract value as of 12.31.2019.

The Agreement establishes the annual quantities to be supplied and the prices charged vary throughout the term of the contract because they are defined and affected based on the market conditions and the specifics of the pricing agreed with the client.

On the date of this Reference Form, the contract remains without supplying, but with its balance cleared due to the statement of Force Majeure as a result of the rupture of the Samarco dam in November 2015, and there are no amounts receivable under the aforementioned Contract.

If the issuer is a creditor or debtor	Creditor
Warrants	None.
Termination or extinction conditions	In the event of default for more than 90 days, bankruptcy, reorganization, insolvency, or court-supervised or extrajudicial dissolution, stoppage of supplies or receipts for more than 90 days, by order of the competent authority, act of God or force majeure for more than 90 days, non-compliance to any un-remedied clause within 30 days.
Nature and Reasons for the operation / other relevant information	Not applicable.

Name of the related party	MRS Logística S.A.
Transaction date	01/01/2011
Amount involved (R$)	9,836,237,759.07
Existing balance (R$)	572,917,578.40
Amount of the related party	Not applicable
Term	11/30/2026
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	Affiliate
Object of the contract

The purpose of the normal contract is the supply, by MRS to VALE, of an iron-ore railroad service, from the iron-ore loading terminals called the Andaime Terminal, the Córrego do Feijão Terminal, the Água Santa Terminal, the Olhos D´Água Terminal, Sarzedo Novo Terminal - TCS (Sarzedo Loading Terminal), Sarzedo Terminal, Alberto Flores Terminal, Souza Noschese Terminal, Juiz de Fora Terminal located in the State of Minas Gerais, and any other Terminals that may be used - for which the transport conditions will be negotiated at the time - to the Guaíba, CPBS, CSA and Patrag unloading terminals, where the first three are located in the State of Rio de Janeiro and the last one in Minas Gerais (Ouro Branco).

The consumption of the contract occurs according to the transported useful ton. Payment occurs weekly between companies.

The estimated value of that agreement on the termination date on November 30, 2026 is R$ 21,534,464,000.00.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

During the year 2019, a total of R$ 803,675,118.56 was billed in this agreement

If the issuer is a creditor or debtor	Debtor
Warrants

During the term of the Agreement, VALE will guarantee MRS the minimum payment at 85% (eighty-five percent) of MRS's Scheduled Annual Revenue, based on adjusted annual volumes.

MRS shall take out Optional Civil Liability Insurance for personal and material damages caused to third parties, at its own expense, to pay the costs of the corresponding policies, from which copies must be taken and sent to VALE together with the general conditions of the respective insurance.

Termination or extinction conditions

The contract may be terminated, by right, by either party, by written notification to the other party, if, together or not, any of the following events occur:

1. Failure by any party to comply with any clause, condition or provision of the contract, provided that the non-compliance is not remedied within 60 (sixty) consecutive days of the above-mentioned notice;

2. Adjudication of bankruptcy, deferral of a petition for court-supervised or out-of-court reorganization, dissolution or liquidation, declared or approved, of any of the parties;

3. By determination of the Granting Authority, suspension by the competent authorities of the service, or by the termination of the MRS concession;

4. If MRS unjustifiably terminates the service, in whole or in part, without the prior and express written notice or consent of Vale, for more than 10 consecutive days or 30 (thirty) alternate days;

5. Suspension of the service, due to a fortuitous event or force majeure, for a period exceeding 60 (sixty) days;

6. If one of the parties transfers the contract, without prior written knowledge and agreement of the other party, observing Clause Eighteen.

Nature and Reasons for the operation / other relevant information	Railroad transport of Iron Ore in MRS. Contract with guaranteed minimum volume of 85% of the budgeted volume in the year (Take or pay).

Name of the related party	Biopalma da Amazônia S.A. Reflorestamento, Indústria e Comércio
Transaction date	03/17/2011
Amount involved (R$)	551,800,000.00
Existing balance (R$)	481,507,627.57
Amount of the related party	Not applicable
Term	7/16/2022
Loan or other type of debt	Yes
Interest Rate	4.500000
Relationship with the Company	Subsidiary
Object of the contract

Non-convertible debentures issued by Biopalma and purchased by Vale S.A. There were four (4) issues of debentures: 03/17/2011 (1st series of the 1st issue), 08/03/2011 (2nd series of the 1st issue) and 10/31/2011 (2nd issue) 02/23/2012 (3rd issue) and 06/15/2012 (4th issue). The amount, as mentioned above, corresponds to the sum of the amount all four issues.

The debentures will be paid in thirteen semiannual installments with initial maturity in 2015. The debentures will be remunerated from the date of issue of each series at interest corresponding to the Libor 6M rate + 4.5% p.a. and updated daily by the exchange rate variation from the respective issue date until the date of payment of the interest amortization.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions

EARLY REDEMPTION: Biopalma may redeem the Debentures early, in full or partially, without any fine. If Biopalma wishes to redeem the Debentures early, they must send written notification to VALE. In the event of early redemption of the Debentures, in accordance with clause 5.6.2 of the deed, Biopalma shall pay VALE, within 30 days of the notice of early redemption, in full, the debit balance of the Debentures.

EARLY MATURITY: VALE may declare early maturity, regardless of notice, written request of performance, court or out-of-court notification, in the occurrence of any of the following events: 1. Failure by Biopalma to pay, on the due dates, the principal amount, the Remuneration or any other monetary obligations; 2. Failure to comply with any obligations set forth in the Deed, not remedied within 10 days; 3. In the event Biopalma makes a guarantee or assumes, in whole or in part, any financial or other obligation of another entity, or authorizes any Subsidiary, directly or indirectly, to provide any guarantee or assume any obligation under the contract, except with the prior written approval of VALE; 4. Failure, by Biopalma or its subsidiaries, to comply with any obligations and conditions set forth in any other agreements to which they are parties, not remedied within 30 calendar days, except those mentioned in sub-paragraphs (a) and (b) above where no remedy period applies; 5. Non-renewal, cancellation, revocation or suspension for a period of more than 30 days from the occurrence of the event, authorizations and licenses, including environmental permits and those granted by regulatory bodies, required to construct, operate and maintain its Project and Subsidiaries; 6. Addition, suspension, cancellation, termination or declaration of invalidity or total or partial ineffectiveness of the Deed, without the prior written consent of VALE; 7. Claim for court-supervised reorganization or submission to any creditor of a request for negotiation of an out-of-court reorganization plan, sought by Biopalma, or its Subsidiaries; 8. Motion to dismiss, liquidate, dissolve, insolvency, motion for voluntary bankruptcy, bankruptcy filing not defeated within the legal term or adjudication of bankruptcy of Biopalma, its Subsidiaries; 9. Failure to obtain or renew any approval, permission, registration or governmental authorization needed for Biopalma to comply with its obligations set forth in the Deed; 10. Occurrence of a Material Adverse Effect; 11. Initiate any proceeding, arbitration or administrative proceeding against Biopalma or its Subsidiaries that is, in VALE's reasonable opinion, likely to cause a Material Adverse Effect, as well as levy any of Biopalma assets in excess of R$ 500,000.00; 12. Initiate a process, arbitration or administrative and/or court proceeding related to environmental matters; 13. Reduce the share capital of Biopalma, without the prior consent of VALE; 14. Early maturity of any financial obligations of Biopalma, its Subsidiaries, on the local or international market in value, individually or in aggregate, in excess of R$ 500,000.00; 15. Legitimate protest against Biopalma, its Subsidiaries, individually or for an aggregate value over R$ 200,000.00, unless, within 30 days of the protest, (i) its validly is proven by Biopalma that the protest was carried out by mistake or in bad faith; (ii) the protest is canceled or its effects are suspended, or (iii) sufficient guarantees are provided in court; 16. If VALE or its Subsidiary ceases to be a shareholder of Biopalma; and 17. Biopalma, its Subsidiaries undergo any corporate reorganization.
Nature and Reasons for the operation / other relevant information	The purpose of the transaction is to finance investments related to the cultivation, production and commercialization of palm oil.

Name of the related party	Norte Energia S.A
Transaction date	12/10/2012
Amount involved (R$)	2,172,430,641.95
Existing balance (R$)	150,245,261.55
Amount of the related party	100%
Term	30 years, up to 08/26/2045
Loan or other type of debt	No
Interest Rate	0.000000
Relationship to issuer	Affiliate
Object of the contract

Contract for the supply of energy by Norte Energia S.A to Vale SA, with annual readjustment by the IPCA.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

The Amount Involved is calculated by the product between volume, price and contracted energy period during the entire execution of the contract until 12/31/2019.

If the issuer is a creditor or debtor	Not applicable
Warrants	Collateral
Termination or extinction conditions	The contract may be terminated in the event of bankruptcy, revocation of any legal authorization, total or partial non-compliance with any obligation provided for in the contract.
Nature and Reasons for the operation / other relevant information	Provision of electricity for Vale's operations in Brazil

Name of the related party	Aliança Geração de Energia S.A to Vale S.A.
Transaction date	02/27/2015
Amount involved (R$)	2,386,849,373.65
Existing balance (R$)	40,574,732.24
Amount of the related party	100%
Term	21 years, until 07/09/2036
Loan or other type of debt	No
Interest Rate	0.000000
Relationship to issuer	Shared Control
Object of the contract

Contract for energy supply by Aliança Energia S.A. to Vale SA, with annual readjustment by IPCA. Contract consisting of grouping of 7 contracts related to the supply of energy by Aliança through 7 hydroelectric plants of its portfolio. The object, conditions and price of contracts are the same. They differ according to the volume to be delivered by each plant and the final term of the contract which is equal to the final term of concession of each project. The “Amount Involved” and “Existing Balance” fields are the sum of this information for each of the 7 contracts. The “Term” field reflects the final term of the longest contract.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

The Amount Involved is calculated by the product between volume, price and contracted energy period during the entire execution of the contract until 12/31/2019.

If the issuer is a creditor or debtor	Not applicable
Warrants	None.
Termination or extinction conditions	The contract may be terminated in the event of bankruptcy, revocation of any legal authorization, total or partial non-compliance with any obligation provided for in the contract, for events of Acts of God or force majeure.
Nature and Reasons for the operation / other relevant information	Provision of electricity for Vale's operations in Brazil

Name of the related party	Banco Nacional de Desenvolvimento Econômico e Social – BNDES
Transaction date	01/06/1997
Amount involved (R$)	76,251,999.65
Existing balance (R$)	715,630,699.46
Amount of the related party	Not applicable
Term	03/31/2021
Loan or other type of debt	Yes
Interest Rate	0.000000
Relationship to issuer	BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement.
Object of the contract

Enable the development and implementation of the project for the use of mineral reserves from the deposits of Salobo Metais S.A.

The applicable interest rate is: IGP-DI + 6.50% p.a.

Annual amortization from 3/30/2017 to 3/30/2021

Contract amended on 9/25/2017.

If the issuer is a creditor or debtor	Debtor
Warrants	Vale's corporate guarantee
Termination or extinction conditions	Not applicable
Nature and Reasons for the operation / other relevant information	Debentures issued by Salobo Metais S.A., privately, which were fully subscribed by the National Bank for Economic and Social Development (BNDES). BNDES holds debentures issued by Salobo Metais S.A., with a right to subscribe to Salobo preferred shares in exchange for part of the outstanding debentures, a right that expires two years after Salobo reaches an accumulated revenue equivalent to 200,000 tons of copper. For further information, refer to item 18 of this Reference Form.

Name of the related party	Samarco Mineração S.A.
Transaction date	August 03, 2016
Amount involved (R$)	2,409,054,384.00
Existing balance (R$)	0
Amount of the related party	0
Term	Matures up to 08/02/2020
Loan or other type of debt	Yes
Interest Rate	0.00000
Relationship to issuer	50% Shareholder
Object of the contract

Private issue of 2,409,054,384 simple debentures, non-convertible by Samarco, for the nominal value of R$ 1.00.

The applicable interest rate is Libor + 1.15 percentage points per year.

The “amount involved” specified above considers the amount provided for in the contracts of the 6 private issuances in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2019. The “term” specified above considers the date of the last maturity of the 6 private issuances mentioned in this field “object of the contract”.

The balance of simple, non-convertible debentures, issued by Samarco and subscribed by Vale is R$ 2,467,248,798.20. The recoverable value of these debentures recognized in Vale’s consolidated financial statements of the fiscal year ended December 31, 2019 is equivalent to zero.

All payments relating to the principal and income to which the Debenture Holder is entitled must be made on the due date by means of electronic transfer (TED) to the current account indicated by the debenture holder.

If the issuer is a creditor or debtor	Creditor
Warrants	None. Nevertheless, within 90 days of obtaining the last license required for the resumption of Samarco's operational activities; or together with the provision of a guarantee for the benefit of any of its bank creditors, whichever occurs first, the Debentures should be converted to the "collateralized" type.
Termination or extinction conditions

The following are circumstances of Early Maturity of the referred to issuance:

(a)      Non-fulfillment by the Issuer of any pecuniary obligation due under the terms of the Deed, not remedied within 5 business days;

(b)      Default by the Issuer under the terms of any bond instruments and/or any financial contracts in which the Issuer is listed as a "Borrower" or loan taker, including debentures under the Issue subscribed by BHP, which is not remedied in its respective period of cure;

(c)      Default by the Issuer of any pecuniary obligations contracted in the local or international financial market, even if in the condition of guarantor, that are not remedied in their respective periods of cure;

(d)      Event of early maturity declared within the scope of the Issue subscribed by BHP;

(e)      Any amendment to the provisions of the deed in the scope of the Issue subscribed by BHP without the prior consent of Vale;

(f)       Failure by BHP to make the disbursement under the Issue subscribed by BHP after the applicable cure period, or Samarco's waiver of any of its rights  under the Issue subscribed by BHP without Vale's prior consent, as provided in Clause 3.15. 7 of the Deed;

(g)      Confirmation that the statements provided in the Deed by the Issuer are false, misleading, incorrect or incomplete in any material respect;

(h)      Transfer or any form of assignment or promise to third parties by the Issuer of the obligations assumed in the Deed;

(i)       Request for judicial or extrajudicial recovery or self-bankruptcy formulated by the Issuer or decree of bankruptcy of the Issuer or any decision or  judicial request to restructure or  renegotiate debts with creditors or, also, any act similar to the previous ones

Nature and Reasons for the operation / other relevant information	Due to Samarco’s cash restriction with the interruption of its operations after the rupture of Fundão dam, in November 2015, its shareholders (Vale and BHP) have been providing financial support to Samarco through debentures since the second half of 2016. The conditions relating to the issues are applicable to both shareholders (Vale and BHP).

Name of the related party	COMPANHIA SIDERÚRGICA DO PECEM – CSP
Transaction date	02/07/2018
Amount involved (R$)	2,330,478,050.36
Existing balance (R$)	355,025,164.31
Amount of the related party	Not applicable
Term	01/31/2036
Loan or other type of debt	No
Interest Rate	0.00
Relationship to issuer	Affiliate.
Object of the contract

The Agreement establishes the annual quantities of iron ore and pellets to be supplied and the prices charged vary throughout the term of the contract, as they are defined and affected based on the market conditions and the specifics of the pricing agreed with the client.

The amount involved corresponds to the value performed from the beginning of the agreement until 12/31/2019.

If the issuer is a creditor or debtor	Creditor

Warrants	None.
Termination or extinction conditions

The agreement can be terminated in case of breach of contractual obligations by any of the parties, in case of bankruptcy, force majeure for a period longer than 180 consecutive days, if the current Shareholders' Agreement is terminated with respect to Vale or if Vale no longer own at least 10% of CSP's shares.

Nature and Reasons for the operation / other relevant information	CSP, an integrated steel plate plant in the state of Ceará, in partnership with Dongkuk Steel Mill Co. ("Dongkuk") and Posco, two of South Korea's largest steel producers. The annual production capacity of CSP is 3.0 million metric tons.

Name of the related party	Pangea Emirates Limited
Transaction date	03/27/2017
Amount involved (R$)	4,269,058,066.83
Existing balance (R$)	5,268,773,048.77
Amount of the related party	Not applicable
Term	Matures up to 07/24/2034
Loan or other type of debt	Yes
Interest Rate	7.4900
Relationship to issuer	Mitsui has agreed with Vale to participate in the Moatize coal mine project ("Moatize project") and the Nacala Corridor rail & port infrastructure project, in which Vale has been operating and developing in Mozambique. In the course of its participation, Mitsui acquired all the shares of PANGEA, a financing company for Vale's Moatize project.
Object of the contract

6 Lines of Credit of Fixed Term Loan executed on 04/29/2016 between Pangea and Vale. The applicable rates on the Agreements are: 10% p.a. (LVI_13), 5% p.a. (LVI_41) and Libor 6M + 6% p.a. (LVI_3).

The interest rate is calculated using the weighted average of the rates applicable to 6 credit lines.

The principal of the debt must be amortized in 174 successive monthly installments, the first installment being due on 10/29/16 and the last on 7/24/2034.

If the issuer is a creditor or debtor	Creditor
Warrants	None
Termination or extinction conditions	None
Nature and Reasons for the operation / other relevant information	Moatize coal mine project ("Moatize project") and the Nacala Corridor rail & port infrastructure project, in which Vale has been operating and developing in Mozambique.

Name of the related party	Nacala Corridor Holding Netherlands B.V.
Transaction date	12/15/2011
Amount involved (R$)	6,810,043,240.71
Existing balance (R$)	7,737,323,177.82
Amount of the related party	Not applicable
Term	12/30/2034
Loan or other type of debt	Yes
Interest Rate	5.7800
Relationship to issuer	Subsidiary
Object of the contract	21 Lines of Credit of Fixed Term Loan executed on 12/15/2011 between the concessionaires (CDN, CLIN, VLL, CEAR, and SDCN) / Vale and Nacala BV. The applicable rates on the Agreements are: 10% p.a., 5% p.a., Libor 6M + 6% p.a., Libor 6M + 7% p.a., Libor 6M + 5.5% p.a. and 1% p.a. The principal of the debt must be amortized in 522 successive monthly installments, the first installment being due on 5/21/2012 and the last on 12/30/2034. The existing balance comprises only the amount consolidated by Vale S.A.
If the issuer is a creditor or debtor	Others
Warrants	None

Termination or extinction conditions	None
Nature and Reasons for the operation / other relevant information	Financing of the Moatize coal mine project and the Nacala Corridor project.

Name of the related party	COMPANHIA SIDERÚRGICA DO PECEM – CSP
Transaction date	04/22/2015
Amount involved (R$)	4,328,525,000.00
Existing balance (R$)	5.356,668,687.21
Amount of the related party	N/A
Term	09/30/2031
Loan or other type of debt	N/A
Interest Rate	N/A
Relationship to issuer	Affiliate.
Object of the contract	Corporate Guarantee of Vale S.A. for the financing of CSP in proportion to its 50% shareholding. The PTAX rate of 12/31/2019 of 4.0307 was used to convert the guaranteed amounts from Dollar to Reais.
If the issuer is a creditor or debtor	N/A
Warrants	Yes
Termination or extinction conditions	Hypothesis of triggering the guarantee: Beneficiary (CSP) does not pay the financial charges or the principal amount on the dates of their respective maturities in debt contracts
Nature and Reasons for the operation / other relevant information	Support project funding

Name of the related party	CBSS - Companhia Brasileira de Soluções e Serviços (ALELO)
Transaction date	11/26/2018
Amount involved (R$)	512,457,755.01
Existing balance (R$)	115,188,157.64
Amount of the related party	Not applicable
Term	12/31/2023
Loan or other type of debt	No
Interest Rate	0.000000
Relationship with the Company	ALELO is an entity controlled by Banco Bradesco S.A. Bradespar S.A., a signatory to Vale's Shareholders' Agreement, and Banco Bradesco SA are under common control.
Object of the contract

Provides supply and administration services regarding benefit cards, called "ALELO CARDS" (food stamps, meal stamps, snack cards, Christmas baskets and toy stamps).

The payment of the contract is according to consumption (on demand), and there is no commitment/obligation for Vale to use it.

Additionally, it should be noted that the agreement was entered into on 11/26/2018, effective as of 1/1/2019.

The amount involved corresponds to the value performed from the beginning of the term of the agreement until 12/31/2019.

If the issuer is a creditor or debtor	Debtor
Warrants	None
Termination or extinction conditions

Either Party may terminate the Agreement through a written notice at least 240 days in advance. In this case, the compensatory fine shall be due by the Party which has terminated the Agreement to the other Party, to be calculated as follows:

i.  Up to 12 months: fine equivalent to 5% on the value of the average of the last 06 billings;

ii. Between the 13th and the 24th month: a fine equivalent to 4% of the value of the average of the last 06 billings;

iii. From the 25th month: fine equivalent to 3% on the value of the average of the last 06 billings.

Without prejudice to fulfilling its other rights, either Party may terminate the Agreement by written notice to the other Party, without any claim, indemnity or compensation of the benefit by the Party receiving the notice, in the following cases:

a) application or decree of bankruptcy, dissolution, liquidation or court-supervised reorganization or extrajudicial reorganization of the other Party;

b) observing the provisions of Clause Twelve, occurrence of a fortuitous event or force majeure regularly proven that paralyzing the execution of the object for more than 30 days, or if proven, as soon as possible, to be able to indefinitely delay the fulfillment of the Contract, either party may opt to terminate it, satisfying obligations mutually due, until the date of that impediment;

c) failure to comply with any of the provisions of this instrument or of the legal and regulatory provisions to which it is subject, if not remedied within 30 days from the date of receipt of the notification sent by the compliant party to the non-compliant party, or within a period agreed by the parties at that time;

d) by Vale, if the Contractor fails to comply with the provisions of the Supplier Code of Conduct, when applicable, and does not share the principles and values of Vale's Sustainability Policy and Human Rights Policy, where the documents are part of the Contract, as the annexes;

e) in case of proven fraud by the defaulting Party.

In the event of a termination motivated by any of the Parties, in case of items (c), (d) and (e) above, the Party causing it will be liable for a 1% fine on the measured amount of the previous month, updated according to the IGP-M / FGV variation - General Market Price Index, from the date the other Party acknowledges the event causing the termination until the date of the effective payment of said fine, without prejudice to any losses and damages. It is hereby established that this penalty is cumulative to the other penalties of the Agreement.

Without prejudice to fulfilling its other rights, Vale may, in its sole discretion, terminate this Agreement and/or any other agreement entered into between Vale and/or its controlled and/or affiliated companies, directly or indirectly, and the contractor and/or its controlling company, controlled and/or affiliated companies, directly or indirectly, by prior and express communication to the contractor, with immediate effect, without giving the controlling and/or controlled companies, directly or indirectly, the right of any claim, indemnification or compensation due to termination, whatever the reason, in case of:

a) fraud committed by the contractor in connection with the performance of its contractual obligations;

b) use of slave or child labor or any other working conditions that would violate human dignity;

c) material non-compliance with the applicable legislation on health and safety at work or the environment, especially Vale's internal regulations, as well as applicable environmental licenses and their conditions;

d) violation of intellectual property; and/or

e) violation of the provisions of the anti-corruption clause(s).

Nature and Reasons for the operation / other relevant information	Not applicable

16.3 - Identification of the measures taken to deal with conflicts of interest and demonstration of the strictly commutative nature of the conditions agreed or the adequate compensatory payment

a. identify the measures taken to deal with conflicts of interest

Conflict of Interest and Company Management

In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. The article also provides that transactions with related parties must be carried out under commutative conditions, observing market conditions, as well as that Directors with interests potentially conflicting with those of the company must be excluded from the decision-making process.

The Board of Directors approved, on December 19, 2013, the creation of the Related-Party Transactions Policy, revised on October 21, 2015, which establishes guidelines and principles to ensure that the transfer, free or for payment, of resources, services or obligations involving persons and/or companies with which Vale has the possibility of contracting under conditions other than those of independence that characterize the transactions with third parties ("Related Parties" and "Related-Party Transactions", respectively), are conducted within market parameters, ensuring the best practices of corporate governance, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets. This policy applies to Vale, its subsidiaries, joint ventures and entities, in which Vale has a significant influence, to Vale's shareholders, to the managers and controlling shareholders of Vale, as well as to persons having a kinship relationship with the Company's administrators and controlling shareholders. For more information on the Related-Party Transaction Policy, see item 16.1 of this Reference Form.

Under the terms of the Articles of Incorporation, the Audit Committee shall assess, monitor and recommend to management the correction or improvement of the company's internal policies, including the Related-Party Transactions Policy.

The mechanism described below was formalized within the scope of the Policy to identify and resolve conflicts of interest in the Meetings of the Board of Directors and of the Executive Officers, applying the rules contained in Brazilian legislation to the hypotheses:

I.	the member of the Board of Directors or Executive Officers of Vale who has a conflict of interest must immediately express their conflicting private interest. If this is not done, another person may express the conflict;

II.	as soon as the conflict of interests is identified in relation to a specific topic, the member of the Board of Directors or Executive Officers of Vale involved shall not receive any document or information on the matter and shall leave, even physically, from the discussions, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes;

III.	in the event that Related-Party Transactions involving a shareholder who is a signatory to the Shareholders’ Agreement and, therefore, a member of the controlling block of Vale, a member of the Board of Directors appointed by it shall not receive any documents or information on the subject matter and shall leave, even physically, the discussions, requesting the reason for their leave to be recorded in the respective minutes. That Board member shall return to the resolution to cast their vote, observing the provisions of the Shareholder Agreement, and the applicable legal provisions;

IV.	if asked by the Chairman of the Board of Directors or by the Chief Executive Officer, as the case may be, members of the Board of Directors or the Executive Officers of Vale involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the Related-Party Transaction, object of resolution. In this case, they should be absent from the final part of the discussion.

Any violation of the provisions of the Policy will be considered a violation of the Code of Conduct and will be subject to the procedures and penalties established therein. In addition, the offender will also be subject to punishments provided for by law, in addition to being liable for damages and losses caused to Vale and third parties.

In addition, the Code of Conduct provides that members of the Board of Directors, Board Committees and the Fiscal Council, Directors, employees and trainees, subsidiaries (subject to local laws) must always defend the interests of Vale in matters in which they are participating and to avoid situations in which a conflict of interest may arise with Vale's own interests and, when this is not possible, to abstain from representing Vale in the matter in question, immediately informing their immediate superior.

Violations of the provisions of the Code, the standards and disciplinary guidelines of Vale subject the offenders to disciplinary penalties, considering the nature and severity of the infraction, always observing Vale’s human resources rules and applicable legislation.

Due to the recent establishment of the Audit Committee in March, 2020 and the creation of a position of Chief Compliance Officer, who is responsible for the areas of integrity, internal audit and the Reporting Channel, as amendment to the Articles of Incorporation approved at the Special/Annual General Meeting, dated April 30th, 2020, the Related-Party Transactions Policy is currently being reviewed by the competent governance bodies of the Company, and must be approved, republished and disclosed throughout the second half of 2020.

b. demonstrate the strictly commutative nature of the agreed conditions or the due compensatory payment

Transactions with related parties are supported by prior and judicious assessments of their terms, so that they are made under strictly commutative conditions, observing usual market prices and conditions. In this way, transactions with related parties do not generate any undue benefits or losses to the companies involved.

In order to verify the commutativity of transactions with related parties, the Company analyzes the financial viability of each operation vis-à-vis similar operations in the market between unrelated parties. The Company uses comparative analysis methods.

Transactions with related parties of the Company may, in general, be divided between: (i) transactions of an operational nature; and (ii) financial transactions.

As part of its operational activities, Vale carries out a substantial volume of transactions with its affiliate, subsidiaries and jointly controlled companies with third parties, in view of its policy of integrating activities in the production and commercial chain. In addition to the exploitation of minerals, Vale invests in transportation, logistics and energy activities, services and supplies necessary to achieve its social objective. In this context, several operating contracts are entered into between Vale and its member companies, always taking care to observe fair conditions and avoid discrepancies with market conditions, as required by Brazilian Corporate Law and tax legislation.

With regard to financial transactions, Vale always seeks, in a dynamic way, the best options for capturing and applying existing resources in the local and international market. In general, financial investments are carried out in a way that keeps the liquidity of the Company available for its capital expenditures, combined with a conservative policy regarding the credit risk taking of the counterparties, focusing on the maintenance of its resources in first-tier banks.

The following are the measures observed in the main transactions with related parties mentioned in item 16.2 celebrated in the last fiscal year:

•	Banco Bradesco S.A. and Bradesco S.A., New York Branch (respectively, bank deposit certificate and time deposit contracts). These operations followed the same evaluation criteria, price taking, and procedures that guide negotiations with third parties not related to Vale, regardless of their value and characteristics, and were carried out with a view to offering more attractive conditions than the conditions then offered on the market for this type of operation.

•	Banco do Brasil S.A. (bank deposit certificate and foreign exchange closing contracts). These operations followed the same evaluation criteria, price taking, and procedures that guide negotiations with third parties not related to Vale, regardless of their value and characteristics, and were carried out with a view to offering more attractive conditions than the conditions then offered on the market for this type of operation.

▪	Banco Bradesco S.A. (export financing, foreign exchange closing, bank guarantees and derivatives contracts). These operations followed the same evaluation criteria, price taking, and procedures that guide negotiations with third parties not related to Vale, regardless of their value and characteristics, and were carried out with a view to offering more attractive conditions than the conditions then offered on the market for this type of operation.

▪	Banco Bradesco Europa S.A. (purchase and sale contract for receivables, dated November 26, 2013). These operations followed the same evaluation criteria, price taking, and procedures that guide negotiations with third parties not related to Vale, regardless of their value and characteristics, and were carried out with a view to offering more attractive conditions than the conditions then offered on the market for this type of operation.

▪	Banco do Brasil S.A. Revolving credit facility with a term of five years, in the amount of US$ 3 billion. Revolving credit facility was contracted by Vale and two subsidiaries on 12/23/2019 from a union of 16 banks, led by Citigroup, Crédit Agricole, MUFG, and Sumitomo Mitsui Banking Corporation. Other commercial banks, including Banco do Brasil, were also part of the union, with an allocation of US$ 50 million. This instrument represents an additional source of liquidity and can be used by Vale and some of its subsidiaries at any time during the instrument’s lifecycle. The operation observed strictly commutative conditions, being in accordance with the practices adopted in the market and presented attractive costs when compared to Vale's average funding cost. The remuneration for Banco do Brasil in the transaction is the same as that applicable to the other banks that participated in the transaction. The revolving credit facility was withdrawn by Vale in March 2020.

▪	Vale Energia S.A. and Aliança Geração de Energia S.A. (two contracts signed in 2019, covering the period from 7/1/2019 to 12/31/2019). The two contracts are the result of an auction for the purchase of electricity carried out by the buyer (Aliança Geração de Energia SA) on February 28, 2019, in which the seller (Vale Energia SA) was the winner, for presenting a more competitive price than the other participants. It should be noted that the price offered by the seller was in line with the price negotiated in the electricity market at the time of the auction and that the seller and buyer maintained a contractual relationship appropriate to the legislation with regard to the regulations of the Brazilian Electric Energy Agency – ANEEL.

16.4 - Other relevant information - Operations with related parties

Materiality Criterion

The transactions listed in item 16.2 followed the materiality criterion equal to or greater than 0.25% of the Company's net assets on December 31, 2019, that is, equal to or greater than R$ 393 million for individual transactions or a series of related transactions.

In addition, without prejudice to the materiality criterion highlighted above, transactions with related party that are relevant were also included, in other respects, regardless of the amount involved in such transaction.

System Completion Restrictions

Due to restrictions of the system, the tables below correspond to item 16.2 of this Reference Form.

17. Capital stock

17.1 - Information on capital

Authorization or approval date	Capital value (in Reais)	Term of payment	Number of common shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Type of capital	Issued Capital
December 21st, 2017	77,300,000,000.00		5,284,474,770	12	5,284,474,782
Share capital by share class
Preferred share class	Number of shares (Units)	Security
Preferred Class E	12
Type of capital	Subscribed Capital
December 21st, 2017	77,300,000,000.00		5,284,474,770	12	5,284,474,782
Share capital by share class
Preferred share class	Number of shares (Units)	Security
Preferred Class E	12
Type of capital	Paid Capital
December 21st, 2017	77,300,000,000.00		5,284,474,770	12	5,284,474,782
Share capital by share class
Preferred share class	Number of shares (Units)	Security
Preferred Class E	12

Type of capital	Authorized Capital
June 27, 2017	0.00	7,000,000,000	0	7,000,000,000

17.2 - Increases of share capital

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (In Reais)	Type of increase	Common Shares (Units)	Preferred Shares (Units)	Total shares (Units)	Subscription / Previous capital	Issue price	Quote factor
June 27, 2017	General Meeting	August 14, 2017	0.00	Private Subscription	173,543,667	0	173,543,667	1.15112206	0.00	R$ per Unit

Criterion for determination of the issue price	Issuance of shares resulting from the merger of Valepar into Vale ("Merger"), approved at the Company's Special Shareholders' Meeting held on 06/27/2017, which became effective on 08/14/2017, by virtue of compliance with the condition of minimum conversion of shareholders representing 54.09% of the preferred shares and the approval of the Special Shareholders' Meeting of Valepar S.A. held on 08/14/2017. The legal effect of the Merger is the delivery of 1,908,980,340 new common shares issued by Vale to Valepar shareholders replacing 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which were extinguished as a result of the Merger. Nevertheless, it bears emphasizing that of the 1,908,980,340 shares mentioned above, only 173,543,667 consist of additional shares to be issued (as compared to the number of shares currently issued by the Company) and delivered to Valepar's shareholders at the ratio currently held by them in Valepar's capital. The quantity of the above-mentioned additional shares issued derives from the substitution ratio adopted in the Merger, as described in the Valepar S.A. into Vale S.A. Merger Justification Protocol, considering an increase in the number of shares held by the shareholders of Valepar of 10% in relation to the shareholding position held by Valepar in Vale.

Form of payment	Not applicable, as the issuance of new shares resulted from the merger of Valepar into Vale.

17.3 - Information on stock splits, reverse splits and bonuses

Justification for not completing the table:

There have been no stock splits, reverse splits or bonuses over the past three fiscal years.

17.4 - Information on capital reductions

Justification for not completing the table:

There has been no reduction in the Company’s capital over the past three fiscal years.

17.5 - Other relevant information

In 2017, the Company carried out a corporate restructuring that resulted in the conversion of all class “A” preferred shares issued by it into common shares, admission of the Company's common shares into the trading in the Novo Mercado segment, among others. For detailed information on the corporate restructuring and its developments, see item 15.7 of this Reference Form.

18. Securities

18.1 - Rights of shares

Type of Share or SDC (UNITS)	Common
Tag along	100.000000
Right to dividends

Under Vale's Articles of Incorporation and the applicable legislation, shareholders holding common shares will be entitled to receive a dividend in proportion to their share in the share capital, after it has been distributed to the preferred shareholders.

According to the article 38 of the Articles of Incorporation, at least 25% of the annual profit, adjusted according to the law, will be used to pay dividends.

Voting Right	Full
Convertibility	No
Right to capital reimbursement	Yes
Description of capital reimbursement

Shareholders holding common shares will be entitled to reimbursement of the value of their shares in the cases provided for in applicable legislation, in accordance with the terms and periods set forth therein.

Restricted circulation	No
Conditions for changing the rights guaranteed by such securities

The rights granted to common shares that are not determined by the applicable legislation may be changed by amending the Articles of Incorporation, approved at an Extraordinary Shareholders' Meeting, which may only be held, at a first call, in the presence of shareholders representing at least 2/3 of the voting capital and, at a second call, with any number of shareholders. The amendment will be approved based on the quorums and conditions set forth in Law 6,404, of December 16, 1976, as amended ("Brazilian Corporation Law").

Possibility of redeeming Shares	There is no specific statutory provision for the application of profits or reserves in the redemption or amortization of shares.
Other relevant features

The Company's Articles of Incorporation provide, in case of sale of control, the right to sell the shares under the same conditions as the selling controlling shareholder (100% tag along). In addition, the Company's Articles of Incorporation provide for the execution of a Public Tender in the event of an acquisition that results in ownership of 25% or more of the total common shares issued by the Company or the Company's total capital (excluding treasury shares ) or in the event of a delisting from the Novo Mercado. All other characteristics of the common shares issued by the Company that it considers relevant have been stated in the above items. For information on restrictions on the trading of Vale shares by related parties, see the Company's Trading Policy in item 20 of this Reference Form.

Type of Share or SDC (UNITS)	Preferred
Preferred share class	Preferred Class E
Tag along	0.000000
Right to dividends

Preferred shares of special class (golden shares) are entitled to the following rights: a) priority in receiving dividends mentioned in paragraph 5 of Article 5 of Vale's Articles of Incorporation corresponding to (i) at least 3% of the net worth of the share, based on the financial statements that served as reference for the payment of dividends or (ii) 6% calculated on the portion of the capital formed by that class of share, whichever is the greater between them; b) the right to participate in profit distribution, on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any premiums, on equal terms with the common shares, observing the priority established for the distribution of dividends. For further information, see item 18.12 of this Reference Form.

Voting Right	Restricted
Description of restricted voting

Preferred shares have the same political rights as the common shares, with the exception of the vote for the election of the members of the Board of Directors, which will only be guaranteed to the preferred shares in the cases provided for in Paragraph 4 and Paragraph 5 of Article 141 of the Brazilian Corporations Law. Golden shares are also guaranteed the right to elect and remove a member of the Audit Committee and the respective alternate. The golden shares also have a right of veto on the following matters: (i) alteration of the company name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or closure of the activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, fields, mines. For further information, see item 18.12 of this Reference Form.

Convertibility	No
Right to capital reimbursement	No
Restricted circulation	Yes
Description of restriction	The preferred shares belong exclusively to the Federal Government.
Conditions for changing the rights guaranteed by such securities

The rights granted to preferred shares that are not determined by the applicable legislation may be changed by amending the Articles of Incorporation, approved at an Extraordinary Shareholders' Meeting, which may only be held, at a first call, in the presence of shareholders representing at least 2/3 of the voting capital and, at a second call, with any number of shareholders. The amendment will be approved based on the quorums and conditions set forth in Brazilian Corporation Law. Also note that under Article 7 of the Articles of Incorporation, preferred shares will have a right of veto over any change in the rights attributed to the types and classes of shares issued by the Company, as well as any modification of article 7 itself, or any of the other rights attributed to preferred shares.

Possibility of redeeming Shares	There is no specific statutory provision for the application of profits or reserves in the redemption or amortization of shares.
Other relevant features	There are no other relevant characteristics other than those described above.

18.2 - Description of any statutory rules that limit the right of major shareholders to vote or that require them to make a tender offer

Tender Offer given the Disposal of the Control of the Company

The direct or indirect disposal of control of the Company, either through a single transaction or through successive transactions, must be contracted under the condition that the acquirer of the control undertakes to make a tender offer for the common shares, object of the shares issued by the company owned by the other common shareholders of the Company, observing the conditions and terms established in the legislation and under the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the selling controlling shareholder.

Tender Offer given the Acquisition of a Material Shareholding

Under Vale's Articles of Incorporation, any person, shareholder or group of shareholders that acquires or becomes or has become the owner, for any reason, of shares issued by the Company in a quantity equal to or greater than 25% of the total of the common shares issued by Vale or the total capital, excluding treasury shares, shall, within a maximum period of 30 days from the acquisition date or the event that resulted in the ownership of shares in a quantity equal to or greater than the limit stipulated above, register or request registration of, as the case may be, a tender offer for all of the Company's common shares, observing the provisions of the applicable CVM regulations, the B3 regulations and the terms of the Articles of Incorporation.

The aforementioned tender offer shall be (i) addressed to all shareholders of Vale's common shares, (ii) carried out in an auction to be held at B3, (iii) at a price determined in accordance with the provisions set forth below, and iv) paid in cash, in Brazilian currency, against the acquisition in the tender offer of common shares issued by the Company.

The minimum acquisition price in the tender offer for each common share issued by the Company shall be equal to the higher of ("Minimum Acquisition Price"):

(i)	the economic value calculated in a valuation report. "Economic value" means the value of the company and its shares that may be determined by a specialized company, using a recognized methodology or based on other criteria that may be defined by the CVM;
(ii)	120% of the weighted average unit price of the common shares issued by the Company during the 60 trading sessions prior to the tender offer; and

(iii)	120% of the highest price paid by the acquiring shareholder in the 12 months preceding the acquisition of the relevant shareholding.

The aforementioned tender offer will not exclude the possibility of another shareholder of the Company, or, if applicable, the Company itself, formulating a competing tender offer, in accordance with the applicable regulations.

The person, shareholder or group of shareholders must comply with any ordinary requests or CVM and B3 requirements related to the tender offer, within the maximum periods prescribed in the applicable regulations.

In addition, any person, shareholder or group of shareholders who acquires or becomes holder of other rights, including usufruct or trust, on the common shares issued by the Company in a quantity equal to or greater than 25% of the total common shares issued by Vale or of the total capital, excluding treasury shares, must also, within a maximum period of 60 days from the date of such an acquisition or the event that resulted in the ownership of such rights on common shares in a quantity equal or greater than 25 % of the total common shares issued by the Company or of the total capital, excluding treasury shares, register or request the registration, as the case may be, a tender offer, under the terms described above.

Until November 9, 2020, the obligations set forth above shall not apply: (i) to the shareholders or groups of shareholders who have entered into a voting agreement and filed at the Company's headquarters on the date on which the resolutions approved at the Extraordinary General Meeting held on June 27, 2017 ("Base Date") and which, on the Base Date, held 25% or more of the total common shares issued by the Company or the total capital, excluding treasury shares (“Agreement"); (ii) to investors who participate in the Agreement, provided that the equity interest has been acquired under the terms of the respective Agreement; (iii) to the partners and/or shareholders of the signatories of the Agreement, who will replace them in the equity interest subject to them. For information on the Agreement, see item 15.5 of this Reference Form.

In addition, the aforementioned obligations do not apply even if a shareholder or group of shareholders becomes the holder of shares issued by Vale in quantities exceeding 25% of the total common shares issued by it or of the total capital , excluding treasury shares, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale, or (c) the subscription of Vale shares, issued in a single tranche which was approved by the Company's Annual Shareholders' Meeting, convened by its Board of Directors, and where the proposed capital increase has determined a fixed price to issue the shares based on economic value obtained from an economic and financial valuation of the Company carried out by an institution or specialized company with proven experience in the valuation of publicly-held companies.

For the purpose of calculating the percentage of 25% of the total common shares issued by Vale or of the total capital, involuntary increases in shareholding resulting from the cancellation of treasury shares, from the repurchase of shares or reduction of the Company’s share capital with the cancellation of shares, will not be calculated.

Notwithstanding the foregoing, should CVM regulations applicable to the tender offer determine the adoption of a calculation criterion to determine the acquisition price of each company share in the tender offer resulting in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with CVM regulations shall prevail in executing the tender offer.

In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of carrying out a public tender offer in accordance with the rules, procedures and provisions set forth above ("Defaulting Shareholder"), including with regard to meeting the maximum deadlines for registering or requesting the registration of the offer, or for meeting any CVM requirements:

(i)	the Board of Directors of the Company shall convene an Extraordinary General Meeting, in which the Defaulting Shareholder may not vote to resolve the suspension of exercising the rights of the Defaulting Shareholder, as provided for in Article 120 of Law 6,404/76; and

(ii)	the Defaulting Shareholder shall, in addition to the obligations to carry out the tender offer in question hereunder, cause the acquisition price of each common share of the company in the offer to be increased by 15% in relation to the minimum acquisition price for the tender offer.

Delisting from the Novo Mercado

Vale delisting from Novo Mercado, either voluntarily, compulsorily or due to a corporate reorganization, must comply with the rules set forth in Novo Mercado Regulations.

Without prejudice to the provisions of the Novo Mercado Regulations, voluntary withdrawal from the Novo Mercado must be preceded by a tender offer for the acquisition of shares that complies with the procedures set forth in the regulations issued by the CVM tender offers to acquire the shares to cancel the registration of a publicly-held company and the following requirements:

(i)	the offered price must be fair, and possible, the request for a new valuation of the Company, in the manner established in Law 6,404/76;

(ii)	shareholders holding more than 1/3 of the outstanding shares must accept the tender offer to acquire the shares or expressly agree to delist from the segment without selling the shares.

For the purposes of the foregoing, outstanding shares are considered to be only those shares where the holders expressly agree to the delist from the Novo Mercado or authorize the tender offer to acquire shares, pursuant to the CVM regulations applicable to public offers to acquire publicly-held company to delist.

Voluntary delisting from the Novo Mercado may occur independently of the tender offer mentioned above, in the event of a waiver approved at a general meeting, pursuant to the Novo Mercado Listing Rules.

Additional information

The Company will not record any transfer of common shares to the acquirer or to those who come to hold Control until such time as they fail to comply with the provisions of the Company's Articles of Incorporation. In addition, no shareholders agreement that provides for the exercise of the power of control may be recorder at Vale's head office while its signatories do not comply with the provisions of the Articles of Incorporation.

18.3 - Description of exceptions and suspensive clauses relating to economic or political rights provided for in the internal rules

In the event that any person, shareholder or group of shareholders fails to comply with the obligation of carrying out a public offering in accordance with the rules, the procedures and provisions set forth in the Company’s Articles or Incorporation ("Defaulting Shareholder"), including with regard to meeting the maximum deadlines to register or request the registration of the offer, or to meet any CVM requirements, the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, at which the Defaulting Shareholder cannot vote, to decide on the suspension of the exercise of the Defaulting Shareholder’s rights, pursuant to the provisions of Article 120 of Law 6,404/76.

18.4 - Trading volume, daily average and higher and lower prices of traded securities

Reporting period	12/31/2019
Quarter	Security	Cash	Class	Market	Administrative entity	Financial volume traded (Reais)	Daily Quotation Average (Reais)	higher value quotation (Reais)	Quotation lower value (Reais)	Quote factor
03/31/2019	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,265,130,863	47.61	54.70	40.51	R$ per Unit
06/30/2019	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	909,205,738	49.03	52.01	45.20	R$ per Unit
09/30/2019	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	922,390,703	46.93	52.27	41.70	R$ per Unit
12/31/2019	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	852,947,376	48.27	53.60	43.94	R$ per Unit

Reporting period	12/31/2018
Quarter	Security	Cash	Class	Market	Administrative entity	Financial volume traded (Reais)	Daily Quotation Average (Reais)	higher value quotation (Reais)	Quotation lower value (Reais)	Quote factor
03/31/2018	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	47,020,805,900	41.35	45.56	38.78	R$ per Unit
06/30/2018	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	53,051,949,000	48.04	54.50	41.36	R$ per Unit
09/30/2018	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	51,293,067,700	52.73	62.20	46.62	R$ per Unit
12/31/2018	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	64,473,840,500	54.43	61.20	49.50	R$ per Unit

Reporting period	December 31, 2017
Quarter	Security	Cash	Class	Market	Administrative entity	Financial volume traded (Reais)	Daily Quotation Average (Reais)	Quotation higher value (Reais)	Quotation lower v alue (Reais)	Quote factor

March 31st. 2017	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,908,633,608	31.27	36.43	25.70	R$ per Unit
June 30th, 2017	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,524,792,939	27.39	30.65	25.35	R$ per Unit
September 30th, 2017	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	29,347,850,410	31.79	36.10	28.50	R$ per Unit
December 31, 2017	Shares	Common Shares		Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	39,548,108,368	34.57	40.26	31.10	R$ per Unit
March 31st. 2017	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	45,034,193,825	29.39	34.24	22.85	R$ per Unit
June 30th, 2017	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	38,286,245,676	25.92	28.97	24.06	R$ per Unit
September 30th, 2017	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	20,303,019,444	29.57	33.25	26.71	R$ per Unit
December 31, 2017	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	3,280,164,209	31.70	33.36	28.61	R$ per Unit

18.5 - Description of other securities issued in Brazil

Securities	9th Issue of Debentures
Identification of securities	Bonds
Date of issue	8/15/2015
Quantity (Units)	1,000,000
Overall nominal value (Reais)	R$1,350,000,000.00
Restricted circulation	No
Debtor balance outstanding on the closing date of the last reporting period	R$1,678,562,470.13
Convertibility	No
Possibility of redemption	In case it is legally permitted to early redeem the Bonds, under the terms of the applicable legislation, including by virtue of the regulation, by the National Monetary Council, on the possibility of redemption provided by Law 12,431, the Company may, at its exclusive discretion, make an optional early redemption offer, total or partial, for the Bonds in circulation, generally or by series, with the cancellation of such Bonds, which shall be addressed to all Bondholders in equal conditions.
Characteristics of the securities	By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form.
Conditions for changing the rights guaranteed by such securities	Any modifications to the main conditions of the bonds shall depend on the approval of the bondholders who represent, at least, 90% of the Bonds in circulation.
Other relevant features

The bonds were subject to a public offering made by the Company in Brazil, under the terms of CVM Instruction 400.

For information regarding the number of investors in this security, please refer to item 18.12.

Securities	8th Issue of Debentures
Identification of securities	Bonds
Date of issue	01/15/2014
Quantity (Units)	1,000,000
Overall nominal value (Reais)	R$1,000,000,000.00
Restricted circulation	No
Debtor balance outstanding on the closing date of the last reporting period	R$1,461,230,481.08
Convertibility	No
Possibility of redemption	In case it is legally permitted to early redeem the Bonds, under the terms of the applicable legislation, including by virtue of the regulation, by the National Monetary Council, on the possibility of redemption provided by Law 12,431, the Company may, at its exclusive discretion, make an optional early redemption offer, total or partial, for the Bonds in circulation, generally or by series, with the cancellation of such Bonds, which shall be addressed to all Bondholders in equal conditions.
Characteristics of the securities	By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference

Form.
Conditions for changing the rights guaranteed by such securities	Any modifications to the main conditions of the bonds shall depend on the approval of the bondholders who represent, at least, 90% of the Bonds in circulation.
Other relevant features

The bonds were subject to a public offering made by the Company in Brazil, under the terms of CVM Instruction 400.

For information regarding the number of investors in this security, please refer to item 18.12.

Securities	Shareholders Debentures
Identification of securities	Shareholders Debentures – 6th Issue (CVRDA6)
Date of issue	07/08/1997
Quantity (Units)	388,559,056
Overall nominal value (Reais)	3,885,590.56
Restricted circulation	No
Debtor balance outstanding on the closing date of the last reporting period	R$10,415,913,702.53
Convertibility	No
Possibility of redemption	No
Characteristics of the securities	By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form.
Conditions for changing the rights guaranteed by such securities	Any modifications to the conditions of the bonds shall depend on the approval of the bondholders who represent the absolute majority of the bonds in circulation. The maturity of the bonds shall occur in the case of extinction of the whole mining rights object of the Indenture, including by reason of the depletion of the mineral reserves listed or those that may replace them. In this case, the Issuer (Vale) undertakes to proceed with the liquidation of the bonds that are in circulation at their updated par value according to the provisions of the Indenture, with no premium.
Other relevant features	Due to restrictions of the system, “Other relevant features” are available in item 18.12 of this Reference Form.

Security	BNDESPAR Debentures - 1st Issue
Quantity	66,510
Overall nominal value	R$665,100,000.00
Debtor balance outstanding on the closing date of the last reporting period	R$472,879,585.44
Date of issue	12/17/2007
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None.

Possibility of redemption	I. Redemption hypotheses:
Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within 30 days counted from the occurrence of the following events:

a) termination of the sub-concession contract entered into between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and

b)    intervention, by the Government, in the sub-concession or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS granted upon the FNS.

II. Formula for calculating the redemption value:

On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”).

The Redemption Value shall be added by a percentage of 20% in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding.
Characteristics of the securities	By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form.
Conditions for changing the rights guaranteed by such securities	Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds.
Other relevant features	VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale.

Security	BNDESPAR Debentures - 2nd Issue
Quantity	38,520 bonds
Overall nominal value	R$385,200,000.00
Debtor balance outstanding on the closing date of the last reporting period	R$273,873,427.00
Date of issue	10/15/2009
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None
Possibility of redemption

I. Redemption hypotheses:

Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within thirty (30) days counted from the occurrence of the following events:

a)    termination of the sub-concession contract entered into between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and

b)    intervention, by the Government, in the sub-concession or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS granted upon the FNS.

II. Formula for calculating the redemption value:

On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”).

The Redemption Value shall be added by a percentage of 20% (twenty percent) in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding.

Characteristics of the securities	By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form.
Conditions for changing the rights guaranteed by such securities	Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds.
Other relevant features	VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale.

Security	BNDESPAR Debentures - 3rd Issue
Quantity	35,712 bonds
Overall nominal value	R$357,120,000.00
Debtor balance outstanding on the closing date of the last reporting period	R$273,908,822.05
Date of issue	06/09/2011
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None.
Possibility of redemption

I. Redemption hypotheses:

Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within thirty (30) days counted from the occurrence of the following events:

a)    termination of the sub-concession contract entered into between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and

b)    intervention, by the Government, in the sub-concession or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS granted upon the FNS.

II. Formula for calculating the redemption value:

On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”).

The Redemption Value shall be added by a percentage of 20% (twenty percent) in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding.
Characteristics of the securities	By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form.
Conditions for changing the rights guaranteed by such securities	Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds.
Other relevant features	VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale.

18.5-A - Number of holders of each type of security described in item 18.5, as determined at the end of the previous year, which are: (i) individuals; (ii) legal entities; (iii) institutional investors.

Justification for not completing the table:

Due to restrictions of the system, the information regarding this item was inserted in item 18.12 of this Reference Form.

18.6 - Brazilian markets in which securities are admitted to trading

The main trading market of common shares with no par value of the Company is B3 S.A. - Brasil, Bolsa, Balcão (“B3”), being traded in the segment of Novo Mercado, under the code VALE3.

The Company’s bonds are registered for trading in the secondary market through (i) NoMe - Novo Mercado system , in CETIP UTVM segment, and (ii) PUMA Trading System - Unified Multi Asset Platform; both administered and operationalized by B3 – Brasil Bolsa Balcão.

18.7 - Information on the class and type of security accepted for trading in foreign markets

Securities	Common Shares
Identification of securities	XVALO
Country	Spain
Security market	LATIBEX
Market managing entity	Madrid Stock Exchange
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	0.02%
Date of admission to trading	02/08/2000
Start date of listing	02/08/2000
Business segment	Yes
Trading Segment Description	Stock Exchange
Proportion of certificates of deposit abroad in relation to each class and type of shares	Yes
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	Each XVALO corresponds to one common share issued by the Company.
Custodian bank	No
Description of the Custodian Bank	N/A
Custodian institution	No
Description of the Custodian Institution	N/A

Securities	Bonds
Identification of securities	VALE26 (reopening)
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	02/06/2017
Start date of listing	02/06/2017
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	Bonds
Identification of securities	VALE26
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	08/10/2016
Start date of listing	08/10/2016
Business segment	No

Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	Bonds
Identification of securities	VALE42
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	09/11/2012
Start date of listing	09/11/2012
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	Bonds
Identification of securities	VALE39 (reopening)
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	09/15/2010
Start date of listing	09/15/2010
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	Bonds
Identification of securities	CVRD39
Country	USA
Security market	New York Stock Exchange

Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	11/10/2009
Start date of listing	11/10/2009
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	Bonds
Identification of securities	CVRD36
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	November 21, 2006
Start date of listing	November 21, 2006
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	Bonds
Identification of securities	CVRD34B (reopening)
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	11/02/2005
Start date of listing	11/02/2005
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York

Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	Bonds
Identification of securities	CVRD34
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	01/15/2004
Start date of listing	01/15/2004
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	Bonds
Identification of securities	Vale Canada2032
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	September 23, 2002
Start date of listing	September 23, 2002
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

Securities	American Depositary Shares (ADSs) / American Depositary Receipts (ADRs)
Identification of securities	VALE
Country	USA
Security market	New York Stock Exchange
Market managing entity	Securities Exchange Commission – SEC
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	53.40%
Date of admission to trading	03/15/2000
Start date of listing	03/15/2000

Business segment	Yes
Trading Segment Description	Stock Exchange
Proportion of certificates of deposit abroad in relation to each class and type of shares	Yes
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	Each ADS VALE corresponds to one common share issued by the Company.
Custodian bank	Yes
Description of the Custodian Bank	Citibank N.A.
Custodian institution	No
Description of the Custodian Institution	N/A

Securities	Eurobond
Identification of securities	VALE23
Country	Luxembourg
Security market	Luxembourg Stock Exchange
Market managing entity	Commission de La Suvelliance Du Secteur Financier
Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year	100%
Date of admission to trading	07/10/2012
Start date of listing	07/10/2012
Business segment	No
Trading Segment Description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of the proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Custodian bank	Yes
Description of the Custodian Bank	Bank of New York
Custodian institution	Yes
Description of the Custodian Institution	Bank of New York

18.8. Bonds issued abroad

Securities	Securities Deposit Certificates
Identification of securities	ADS (American Depositary Shares) VALE
Jurisdiction	United States
Date of issue	03/15/2002
Quantity (Units)	1,150,143,671
Overall nominal value (Reais)	61,138,208,972.08
Restricted circulation	No
Debtor balance outstanding on the closing date of the last reporting period	0.00
Convertibility	Yes
Condition of convertibility and effects on capital stock	1 ADS VALE corresponds to one common share issued by the Company, and the conversion does not have any effect on the capital stock.
Possibility of redemption	No
Characteristics of the debt securities	-
Conditions for changing the rights guaranteed by such securities	None.
Other relevant features

The ADS VALE are traded at the New York Stock Exchange (NYSE), with the code VALE. The ADS are represented by ADR (American depositary receipts) issued by the depositary, Citibank N.A.

Each ADS VALE corresponds to one common share issued by the Company.

In the field “Quantity" above, the outstanding ADSs were considered as of December 31, 2019.

The "Global Nominal Value" above was determined considering the number of ADSs informed, the closing price of the ADSs on December 31, 2019, observing the conversion rate for Reais on such date.

18.9 - Public offerings of distribution made by the issuer or by third parties, including controllers and affiliated and controlled companies, related to the issuer's securities

For information on issues of Vale's subsidiaries and affiliates, see item 18.12.

2019

Not applicable, given that in the referred to reporting period no public offerings of distribution were made by Vale S.A. or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

2018

Not applicable, given that in the referred to reporting period no public offerings of distribution were made by Vale S.A. or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

2017

Not applicable, given that in the referred to reporting period no public offerings of distribution were made by Vale S.A. or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

For more information on these issues, see item 18.5 of this Reference Form.

18.10 - Public Offering of Distribution of Securities

a.       how the resources resulting from the offer were used

For information on issues of Vale's subsidiaries and affiliates, see item 18.12.

2019

Not applicable, given that in the referred to reporting period no public offerings of distribution were made by the Company or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

2018

Not applicable, given that in the referred to reporting period no public offerings of distribution were made by the Company or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

2017

Not applicable, given that in the referred to reporting period no public offerings of distribution were made by the Company or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

For more information on these issues, see item 18.5 of this Reference Form.

b.       if there were significant deviations between the effective application of resources and the application proposals disclosed in the prospectus of the respective distribution

There were no material deviations between the effective application of the resources and the application proposals disclosed in the prospectus of the respective distribution.

c.       if there were deviations, the reasons for such deviations

Not applicable, as there were no deviations.

18.11 - Description of the acquisition public offerings made by the issuer related to shares issued by third parties

In the last 3 (three) reporting periods, there were no acquisition public offerings made by the Company related to shares issued by third parties.

18.12 - Other relevant information

Additional clarifications to Item 18.5-A

In relation to the information required by Item 18.5-A of Annex 24 of CVM Instruction No. 480/09, the Company clarifies that, despite efforts to do so, it was not possible to obtain segregation among classes of investors for all securities listed in Item 18.5 of this Reference Form with the institutions responsible for this control, due to the inexistence of systems currently reporting reports covering such information.

Nevertheless, for the Debentures of the 9th Issue, Debentures of the 8th Issue and Shareholders Debentures of the 6th Issue (CVRDA6), it was possible to obtain from the institutions responsible for this control the total number of investors by security, as described in table below:

Security	Number of Investors (individuals, legal entities and / or institutional investors)
9th Issue Debentures	7,626
8th Issue Debentures	5,257
6th Issue Shareholders Debentures (CVRDA6)	31,874

Additional Information to Items 18.1, 18.7 and 18.8

Preferred Shares

Due to restrictions of the system, additional information about the class E preferred shares issued by the Company is provided below:

Right to dividends

Preferred shares of special class (golden shares) are entitled to the following rights: a) priority in receiving dividends mentioned in paragraph 5 of Article 5 of Vale's Articles of Incorporation corresponding to (i) at least 3% of the net worth of the share, based on the financial statements that served as reference for the payment of dividends or (ii) 6% calculated on the portion of the capital formed by that class of share, whichever is the greater between them; b) the right to participate in profit distribution, on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any premiums, on equal terms with the common shares, observing the priority established for the distribution of dividends. According to the Articles of Incorporation, at least 25% of the annual profits, adjusted according to the law, will be used to pay dividends

Description of restricted voting

Preferred shares have the same political rights as the common shares, with the exception of the vote for the election of the members of the Board of Directors, which will only be guaranteed to the preferred shares in the cases provided for in Paragraph 4 and Paragraph 5 of Article 141 of the Brazilian Corporations Law. Golden shares are also guaranteed the right to elect and remove a member of the Audit Committee and the respective alternate. The golden shares also have a right of veto on the following matters: (i) alteration of the company name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or closure of the activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, fields, mines; (b) railways; (c) ports and maritime terminals; (vi) any modification of the rights attributed to the species and classes of shares issued by Vale provided for in the Articles of Incorporation; and (vii) any modification of article 7 of the Articles of Incorporation or any of the other rights granted in the Articles of Incorporation to the golden shares. The golden shares will acquire the full and unrestricted exercise of the voting right if the company fails to pay, for a period of three consecutive fiscal years, the minimum dividends conferred upon the golden shares, to which they are entitled pursuant to §5, Article 5, of the Company's Articles of Incorporation.

Corporate Restructuring

On November 27th, 2017, dissenting shareholders who exercised their withdrawal rights receive the reimbursement amount and, as of said date, all shares issued by Vale under negotiation at B3 became common, with the exception of twelve special class preferred shares held by the Federal Government. For more information, see item 15.7 of this Reference Form.

Golden Shares

Regarding the description of right to dividends, special class (golden shares) preferred shares are entitled to the following rights: a) priority in receiving dividends mentioned in paragraph 5 of Article 5 of Vale's Articles of Incorporation corresponding to (i) at least 3% of the net worth of the share, based on the financial statements that served as reference for the payment of dividends or (ii) 6% calculated on the portion of the capital formed by that class of share, whichever is the greater between them; b) the right to participate in profit distribution, on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any premiums, on equal terms with the common shares, observing the priority established for the distribution of dividends. According to the Articles of Incorporation, at least 25% of the annual profits, adjusted according to the law, will be used to pay dividends

Regarding the restricted voting description, golden shares have the same political rights as the common shares, except for the vote for the election of the members of the Board of Directors, which will only be guaranteed to the golden shares in the cases provided for in Paragraph 4 and Paragraph 5 of Article 141 of the Brazilian Business Corporations Law. Golden shares are also guaranteed the right to elect and remove a member of the Audit Committee and the respective alternate. The golden shares also have a right of veto on the following matters: (i) alteration of the company name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or closure of the activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, fields, mines; (b) railways; (c) ports and maritime terminals; (vi) any modification of the rights attributed to the species and classes of shares issued by Vale provided for in the Articles of Incorporation; and (vii) any modification of article 7 of the Articles of Incorporation or any of the other rights granted in the Articles of Incorporation to the golden shares. The golden shares will acquire the full and unrestricted exercise of the voting right if the company fails to pay, for a period of three consecutive fiscal years, the minimum dividends conferred upon the golden shares, to which they are entitled pursuant to §5, Article 5, of the Company's Articles of Incorporation.

Additional Information to Item 18.4

As the class A preferred shares are no longer traded, we hereby clarify that the amounts included in item 18.4 referring to class A preferred shares refer to the period up to November 24, 2017.

Additional Information to Item 18.5

Due to restrictions of the system, additional information about the securities issued by the Company is provided below:

Securities	9th Issue of Debentures
Characteristics of the securities

Simple, nominative and book-entry unsecured debentures, in 2 series, of which: (i) the 1st series consists of 800,000 debentures, adjusted for IPCA, with remuneration interest of 6.6232% p.a., and maturity on 08/15/2020; (ii) 2nd series consisting of 550,000 debentures, adjusted for IPCA, with remuneration interest of 6.6252% p.a., and maturity on 08/15/2022.

Main Events of Automatic Early Maturity: I. default of pecuniary obligation due to the Debenture Holders pursuant to terms of the Deed of Issue, not remedied within 2 business days of the date of default; II. any form of transfer or promise to transfer to third parties, in whole or in part, by the Company, of any of its obligations under terms of the Deed of Issuance, unless previously authorized by Debenture holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution or termination of the Company, except if liquidation, dissolution and/or extinction results from an operation that does not constitute an Event of Default, in the terms permitted by item VII of "Non-Automatic Early Maturity Events"; and other events provided for in the Deed of Issue.

Main Events of Non-Automatic Early Maturity: I. default by the Company of any non-pecuniary obligation set forth in the Deed of Issue, not remedied within 60 days of the date of default, except when there is a specific remedy period or for any of the other Default Events (as defined in the Deed of Issue); II. reduction of the Company's capital stock, unless previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; III. change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities; IV. evidence that any of the statements provided by the Company in the Deed of Issue is false or incorrect in any material respect; V. occurrence of default by the Company or Relevant Subsidiary, which is not remedied, of any contract, instrument or document evidencing Indebtedness (as defined in the Deed of Issue) outstanding in an amount equal to or greater than R$ 250,000,000.00, updated annually by the IGPM, or its equivalent in other currencies, provided that such default results in the effective expiration of said Indebtedness; VI. bankruptcy of the Company and/or any relevant subsidiary (as defined in the Deed of Issue); (b) request for self-financing formulated by the Company and/or any relevant subsidiary; (c) bankruptcy petition of the Company and/or any relevant subsidiary, formulated by third parties, not elided within the legal term; or (d) request for judicial recovery or extrajudicial recovery of the Company and/or any relevant subsidiary, regardless of the granting of the respective request, and other events provided for in the Deed of Issue.

Any restrictions imposed on the issuer in relation to:

▪ the distribution of dividends: None.

▪ the disposal of certain assets: Vale may not dispose of all or substantially all of its assets or mining properties unless (a) previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; or (b) it has been ensured to the Debenture Holders who so desire, in compliance with the terms and time limits of the Deed of Issue, to redeem the Debentures they hold, or (c) to comply with and fulfill all requirements set forth in the Deed of Issuance, which include, but is not limited to, the consent to and fulfillment of all obligations contained in the Deed of Issue by the company receiving the assets to the contracting of new debts: None.

▪ the issue of new securities: None.

▪ performance of corporate operations involving the issuer, its holding or subsidiary companies: events of early maturity: (a) reduction of the Company's capital stock, except if previously authorized by the debenture holders, (b) transformation of the corporate form of the Company by company, by the issuer, its holding or subsidiary companies: (only when the Company is merged) or incorporation of shares (only when the shares issued by the Company are merged) of the Company, except upon the approval of the Debenture Holders or in the terms set forth in the Issue Deed; (d) change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities.

Fiduciary Agent: Pentágono S.A. Distributor of Deeds and Securities. Main contractual obligations: (i) to monitor the periodicity in the provision of mandatory information, alerting the Debenture Holders of any omissions or untruths contained in such information; (ii) issue an opinion on the adequacy of the information on the proposed changes to the terms of the Debentures; (iii) request, when necessary, an extraordinary audit at the Company; and (iv) to convene, when necessary, a general meeting of Debenture Holders.

Securities	8th Issue of Debentures
Characteristics of the securities

Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Simple, nominative and book-entry unsecured debentures, in 4 series, of which: (i) the 1st series consists of 600,000 debentures, adjusted by the IPCA, with remuneration interest of 6.46% p.a., and maturing on January 15, 2021; (ii) the 2nd series comprising 150,000 debentures, adjusted by the IPCA, with remuneration interest of 6.57% p.a., and maturity on January 15, 2024; (iii) 3rd series consisting of 100,000 debentures, adjusted for IPCA, with remuneration interest of 6.71% p.a., and maturity on January 15, 2026; and (iv) the 4th series comprised of 150,000 debentures, adjusted for the IPCA, with remuneration interest of 6.78% p.a., and maturity on January 15, 2029.

Main Events of Automatic Early Maturity: I. default of pecuniary obligation due to debenture holders pursuant to the terms of the Deed of Issue, not remedied within 2 business days of the date of default; II. any form of transfer or promise to transfer to third parties, in whole or in part, by the Company, of any of its obligations under the terms of Deed of Issuance, unless previously authorized by Debenture holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution or termination of the Company, except if liquidation, dissolution and/or extinction results from an operation that does not constitute an Event of Default, in the terms permitted by item VII of "Non-Automatic Early Maturity Events"; and other events provided for in the Deed of Issue.

Main Events of Non-Automatic Early Maturity: I. default by the Company of any non-pecuniary obligation set forth in the Deed of Issue, not remedied within 60 days of the date of default, except when there is a specific remedy period or for any of the other Default Events (as defined in the Deed of Issue); II. reduction of the Company's capital stock, unless previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; III. change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities; IV. evidence that any of the statements provided by the Company in the Deed of Issue is false or incorrect in any material respect; V. occurrence of default by the Company or Relevant Subsidiary, which is not remedied, of any contract, instrument or document evidencing Indebtedness (as defined in the Deed of Issue) outstanding in an amount equal to or greater than R$ 250,000,000.00, updated annually by the IGPM, or its equivalent in other currencies, provided that such default results in the effective expiration of said Indebtedness; VI. bankruptcy of the Company and/or any relevant subsidiary (as defined in the Deed of Issue); (b) request for self-financing formulated by the Company and/or any relevant subsidiary; (c) bankruptcy petition of the Company and/or any relevant subsidiary, formulated by third parties, not elided within the legal term; or (d) request for judicial recovery or extrajudicial recovery of the Company and/or any relevant subsidiary, regardless of the granting of the respective request, and other events provided for in the Deed of Issue.

Any restrictions imposed on the issuer in relation to:

▪ the distribution of dividends: None.

▪ the disposal of certain assets: Vale may not dispose of all or substantially all of its assets or mining properties unless (a) previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; or (b) it has been ensured to the Debenture Holders who so desire, in compliance with the terms and time limits of the Deed of Issue, to redeem the Debentures they hold, or (c) to comply with and comply with all requirements set forth in the Deed of Issuance, which include, but are not limited to, the agreement and fulfillment of all obligations contained in the Deed of Issue by the company receiving the assets to the contracting of new debts: None.

▪ the issue of new securities: None.

▪ performance of corporate operations involving the issuer, its holding or subsidiary companies: events of early maturity: (a) reduction of the Company's capital stock, except if previously authorized by the debenture holders, (b) transformation of the corporate form of the Company by company, by the issuer, its holding or subsidiary companies: (only when the Company is merged) or incorporation of shares (only when the shares issued by the Company are merged) of the Company, except upon the approval of the Debenture Holders or in the terms set forth in the Issue Deed; (d) change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities.

Fiduciary Agent: Pentágono S.A. Distributor of Deeds and Securities. Main contractual obligations: (i) to monitor the periodicity in the provision of mandatory information, alerting the Debenture Holders of any omissions or untruths contained in such information; (ii) issue an opinion on the adequacy of the information on the proposed changes to the terms of the Debentures; (iii) request, when necessary, an extraordinary audit at the Company; and (iv) to convene, when necessary, a general meeting of Debenture Holders.

Securities	6th Issue of Shareholders debentures
Identification of securities	Shareholders Debentures (CVRDA6)
Characteristics of the securities	Single series. Book-Entry, Not to Bearer. Update of the par value according to the IGP-M variation. The shareholders debentures are traded in the secondary market with the SND - National Bonds System administered by ANDIMA - National Association of the Open Market Institutions and operationalized by CETIP since October 2002. The CETIP code of the debentures is CVRDA6. The ISIN number of the debentures is BRVALEDBS028.
Other relevant features

Maturity: the maturity shall occur in the case of total extinction of the mining rights object of the indenture.

Main Events of Automatic Early Maturity: The Trustee may declare to be early matured those obligations included in the indenture, regardless of notice or notification, whether judicial or extrajudicial, and request the immediate payment, by Vale, of the par value of the bonds, in case of adjudication of Vale bankruptcy.

Main Events of Non-Automatic Early Maturity: Vale may not redeem the bonds, whether in whole or in part.

Premiums: Applicability of premium on the net revenue related to each mineral product: (i) Iron Ore - 1.8%, (ii) Gold and Copper and Byproducts - 2.5% and (iii) other Minerals - 1%. The premiums due to the bondholders shall be paid on a biannual basis, on March 31 and September 30 of each year.

Interest: The debentures shall have their par value updated from the date of their issuance according to the variation of the General Price Index - IGP-M.

Warranty: None.

In the absence of a warranty, is the credit unsecured or subordinate: Subordinate, according to the provisions of paragraph 4 of article 58 of Law no. 6,404/76.

Any restrictions imposed on the issuer in relation to:

▪  the distribution of dividends: None.

▪  the disposal of certain assets: None.

▪  the contracting of new debts: None.

▪  the issue of new securities: None.

▪  carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries: None.

Trustee: GDC Partners Serviços Fiduciários DTVM Ltda. The main contractual duty of the trustee is to call, whenever needed, a general meeting of Bondholders.

Other Information. At the time of the first stage of the Company privatization in 1997, the Company issued shareholders debentures to the then-existing shareholders. The terms of the debentures were established so as to ensure that the shareholders from before the privatization, among which the Brazilian government, would participate with the Company in the future financial benefits that would derive from exploiting certain mineral resources that were not taken into account when determining the minimum purchase price of shares in the privatization. In accordance with the shareholders debentures indenture, their holders have the right to receive biannual payments equal to a determined percentage of the net revenues of the Company (revenues less value-added tax, transportation fee and insurance expenses related to the trading of the products) from certain identified mineral resources owned by the Company at the time of the privatization, provided that the Company exceeded defined thresholds of sales volume relating to certain mineral resources, and from the sale of the mineral rights that the Company owned at that time. The obligation of the Company to make payments to the holders of such shareholders debentures shall cease when the relevant mineral resources are exhausted, sold or disposed of by the Company.

The holders of the shareholders debentures made available for withdrawal the amounts of US$ 494 million in 2017, US$ 643 million in 2018 and US$ 900 million in 2019.

For information regarding the number of investors in this security, please refer to item 18.12.

Security	BNDESPAR Debentures - 1st Issue
Characteristics of the securities	Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul.

I.       Date of Maturity: 12/17/2027

II. Early Maturity Assumptions: In addition to the hypotheses set forth in articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures. Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others:

(a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date;

(b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale;

(c) dissolution and liquidation of VALE;

(d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days;

(f) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General Price Index - Market, published by Fundação Getúlio Vargas (IGPM);

(f) the inclusion in a VALE agreement or articles of a device that involves: (I) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed;

(g) statement that Vale's statements in the deed in any material respect were false or misleading or incorrect or incomplete at the time they were declared;

(h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures;

(i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES;

(j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders;

(k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures;

(l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and

(m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED.

(n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished:

- Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and

- Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0.

III. Interest: TJLP + 0.8% p.a.

IV. Warranty: None.

V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured.

VI. Any restrictions imposed on the issuer in relation to:

▪  the distribution of dividends: None.

▪  the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed.

▪  the contracting of new debts: None.

▪  the issue of new securities: None.

▪  the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (i) and (j) above, are hypotheses of early maturity.

VII. Fiduciary Agent: None.

Security	BNDESPAR Debentures - 2nd Issue

Characteristics of the securities

Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul.

II.  Date of Maturity: 12/17/2027

II. Early Maturity Assumptions: In addition to the hypotheses set forth in articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures. Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others:

(a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date;

(b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale;

(c) dissolution and liquidation of VALE;

(d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days;

(e) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General Price Index - Market, published by Fundação Getúlio Vargas (IGPM);

(f) the inclusion in a VALE agreement or articles of a device that involves: (I) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed;

(g) statement that Vale's statements in the deed in any material respect were false or misleading or incorrect or incomplete at the time they were declared;

(h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures;

(i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES;

(j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders;

(k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures;

(l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and

(m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED.

(n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished:

- Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and

- Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0.

III. Interest: TJLP + 0.8% p.a.

IV. Warranty: None.

V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured.

VI. Any restrictions imposed on the issuer in relation to:

▪   the distribution of dividends: None.

▪   the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed.

▪   the contracting of new debts: None.

▪   the issue of new securities: None.

▪   the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (i) and (j) above, are hypotheses of early maturity.

VII. Fiduciary Agent: None.

Security	BNDESPAR Debentures - 3rd Issue

Characteristics of the securities

Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul.

III.          Date of Maturity: 12/17/2027

II. Early Maturity Assumptions: In addition to the hypotheses set forth in articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures. Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others:

(a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date;

(b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale;

(c) dissolution and liquidation of VALE;

(d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days;

(e) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General Price Index - Market, published by Fundação Getúlio Vargas (IGPM);

(f) the inclusion in a VALE agreement or articles of a device that involves: (I) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed;

(g) statement that Vale's statements in the deed in any material respect were false or misleading or incorrect or incomplete at the time they were declared;

(h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures;

(i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES;

(j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders;

(k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures;

(l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and

(m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED.

(n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished:

- Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and

- Adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0.

III. Interest: TJLP + 0.8% p.a.

IV. Warranty: None.

V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured.

VI. Any restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: None.

▪     the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed.

▪     the contracting of new debts: None.

▪     the issue of new securities: None.

▪     the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (i) and (j) above, are hypotheses of early maturity.

VII. Fiduciary Agent: None.

The following is a description of securities issued by a subsidiary of the Company:

Security	Salobo Debentures
Quantity	2 debentures
Unit nominal value	R$ 15,250,399.93
Overall nominal value	R$ 76,251,999.65
Debtor balance outstanding on the closing date of the last reporting period	R$ 715,630,699.46
Date of issue	01/02/1997
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	The debentures have 3 subscription bonuses giving the holder the right to subscribe, each bonus, 14,465,462 preferred shares of Salobo Metais S.A. in the exercise period. The unit issue price will correspond to the result of the updated unit face value split or updated unit face value balance (after incorporation of monetary restatement and remuneration interest), as the case may be, by the total number of shares to be subscribed.
Possibility of redemption	None
Characteristics of Debentures:

I. Date of Maturity: 7 years counted after the attendance of the accumulated commercial billing of 200,000 tons of copper by Salobo Metais S.A. (5 successive annual installments, consisting of principal and interest, with the first maturity, 2 years after receiving the accumulated commercial sales of 200,000 tons of cathode copper grade A of the London Metals Exchange).

II. Early Maturity Assumptions: None.

III. Interest: IGP-DI + 6.5% p.a. (capitalized)

IV. Warranty: Guarantee of Vale SA

V. In the absence of a guarantee, if the credit is unsecured or subordinated: The debentures will be subordinated to the other creditors of the issuer

VI. Any restrictions imposed on the issuer in relation to:

▪     distribution of dividends: none.

▪     disposal of certain assets: none.

▪     contracting new debts: none.

▪     the issue of new securities: none.

▪     carry out corporate transactions involving the issuer, its controllers or subsidiaries: None.

VII. VII. Fiduciary agent (indicate the principal terms of the agreement): None.

Conditions for changing the rights guaranteed by such securities	None.
Other Relevant Conditions	Debentures issued by Salobo Metais S.A., privately, which were fully subscribed by the National Bank for Economic and Social Development (BNDES).

Upon the issue of the shares resulting from the exercise of the subscription right, a premium will be paid in the amount corresponding to the dividends distributed to the shareholders up to that date, in proportion to the shares subscribed by BNDES or its assignee.

In March 2015, the Salobo mine reached the production required to begin the flow of debt payment, under the terms described above.

Additional Information on Items 18.7 and 18.8

The following is a description of Bonds issued by the Company and its subsidiaries:

Security	Bonds VALE 26
Jurisdiction	USA
Quantity	Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Overall nominal value	The bonds were issued in US$, with US$ 1,000,000,000.00 issued on August 10, 2016 and US$ 1,000,000,000.00 issued through a re-opening of the existing bond on February 06, 2017, totaling US$ 2,000,000,000.00. After repurchases, the global face value is US$ 1,705,706,000.00.
Debtor balance outstanding on the closing date of the last reporting period	R$ 7,042,294,466.65
Date of issue	08/10/2016
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None
Possibility of redemption

I. Redemption hypotheses:

▪     Redemption by payment of premium, of all bonds at any time, at Vale's discretion, or part of the bonds periodically.

▪     Redemption due to changes in tax legislation: if Vale is required to withhold amounts exceeding 15%, upon payment of interest on the papers, as a result of changes in Brazilian tax legislation, Vale may redeem all the bonds in advance.

II. Formula for calculating the redemption value:

▪     The redemption value will be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate + 0.50%.

Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date.
Characteristics of the Bonds

I.      Date of Maturity: 08/10/2026

II.     Early Maturity Assumptions: In the event of a default event that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of outstanding bonds, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:

▪   lack of payment of interest, principal or premium, if any.

▪   in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, on aggregate, the value of US$ 100 million and this default results in the effective acceleration of the debt.

▪   Vale's or Vale Overseas's failure to perform or observe its covenants related to the bonds and this failure continues to occur 90 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These covenants include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions; and (b) limitations to provide real guarantees on debt operations, with some exceptions allowed.

▪        bankruptcy or insolvency.

▪     Vale Overseas bonds become illegal, generating the acceleration of more than US$ 100 million on aggregate.

▪   the warranty becomes invalid or unenforceable.

III.     Interest: 6.250% per year.

IV.   Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in the event of a default of payment by Vale Overseas.

V.    If the credit is unsecured or subordinated: Not applicable

VI. VI. Restrictions imposed on the issuer in relation to:

▪       the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪       the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

▪       the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.

▪       the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions as Bond VALE 2026. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

▪       carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:

o          Vale Overseas and Vale may not consolidate or merge with any other company or, (a) in the case of Vale Overseas, transfer all or substantially all of its equity or assets to any other company or (b) in the case of Vale , transfer all or substantially all of its mining properties or assets to any other company without the consent of more than 50% of the holders of the bonds in outstanding principal amounts, unless the company formed or substantially that acquires all the assets or all the properties expressly assumes the role of successor company to all the obligations of Vale Overseas and/or Vale.

o          Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.

o          Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.

o           Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount.

VII. VII. Fiduciary agent (indicate the principal terms of the agreement): Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of the investors.

Conditions for changing the rights guaranteed by such securities	The deed permits, at any time, with certain exceptions, the modification of the rights and obligations of Vale and the investors in the bonds.

Such changes may only be made by Vale and by the trustee with the consent of the majority of the holders of the bonds in outstanding principal amounts.
Other Relevant Features

Bonds issued through the subsidiary Vale Overseas Ltd.

The bonds are rated BBB- by Standard & Poor's Rating Services, Ba3 by Moody's Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings.

The net proceeds from the issue of February 2017 were used to pay the redemption price of Vale's € 750,000,000 bonds with a coupon of 4.375% and maturing in March 2018, and for general purposes of the Company.

Security	Bonds VALE42
Jurisdiction	USA
Quantity	Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Overall nominal value	After repurchases, the global face value is US$ 520,405,000,000.
Debtor balance outstanding on the closing date of the last reporting period	R$ 2,138,424,649.81
Date of issue	09/11/2012
Restrictions on movement	None.
Convertibility in shares or a right to subscribe or buy shares of the issuer	None.
Possibility of redemption

I. Redemption hypotheses:

▪     Redemption by payment of premium, of all bonds at any time, at Vale's discretion, or part of the bonds periodically.

▪     Redemption due to changes in tax legislation: if Vale is required to withhold amounts exceeding 15%, upon payment of interest on the papers, as a result of changes in Brazilian tax legislation, Vale may redeem all the bonds in advance.

II. Formula for calculating the redemption value:

▪     The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted on the redemption date at the Treasury equivalent rate + 0.45%.

▪     Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date.

Characteristics of the Bonds

I. Date of Maturity: 09/11/2042

II. In the event of any default occurring that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds in outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:

▪     lack of payment of interest, principal or premium, if any.

▪     in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year): the occurrence of any default, in any operation characterized as debt, that exceeds in the aggregate amount of US$ 100 million and this default results in the effective acceleration of debt.

▪     Vale's failure to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale receives the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell the total assets or a substantial part of Vale's assets, with certain exceptions and (ii) limitations to give real guarantees in debt operations, with some exceptions allowed.

▪     bankruptcy or insolvency

▪     Vale Overseas bonds become illegal, generating the acceleration of more than US$ 100 million on aggregate.

▪     the warranty becomes invalid or unenforceable.

III. Interest: 5.625% per year.

IV. Warranty: There is no real warranty grant.

V. If the credit is unsecured or subordinated: not applicable.

VI. VI. Restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: There is no restriction on the distribution of dividends by Vale.

▪     the disposal of certain assets: Vale may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale sends to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

▪     the contracting of new debts: there is no restriction for contracting new debts by Vale.

▪     the issuance of new securities: Vale may issue, without the consent of the bond holders, new bonds under the same terms and conditions as Bond VALE42. In addition, Vale may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

▪     carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:

▪     Vale may not consolidate or merge with any other entity or transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all assets or all property expressly assumes the role of successor corporation to all of Vale's obligations.

VII. VII. Fiduciary agent (indicate the principal terms of the agreement): The Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of investors and the Bank of New York Mellon Trust (Japan), Ltd., as principal paying agent.

Conditions for changing the rights guaranteed by such securities

The deed permits, at any time, with certain exceptions, the modification of the rights and obligations of Vale and the investors in the bonds.

Such changes may only be made by Vale and by the trustee with the consent of the majority of the holders of the bonds in outstanding principal amounts.
Other Relevant Features	Bonds issued by Vale S.A.

Security	Bond in euro VALE23
Jurisdiction	USA
Quantity	The bonds are issued at a minimum amount of EUR 100,000.00, always in multiples of EUR 1,000.00, above this amount.
Overall nominal value	EUR 750,000,000.00
Debtor balance outstanding on the closing date of the last reporting period	R$ 3,539,513,849.71
Date of issue	07/10/2012
Restrictions on movement	None.
Convertibility in shares or a right to subscribe or buy shares of the issuer	None.
Possibility of redemption

I. Redemption hypotheses:

▪     Redemption by means of premium payment, at any time, of the totality of the bonds, at the discretion of the issuer, or part of the bonds periodically.

▪     Redemption due to changes in the legislation: if Vale is required to pay values greater than 15% of income tax, when interest is paid on the bonds, as a result of changes in Brazilian tax legislation, Vale may redeem all of the bonds in advance.

II. Formula for calculating the redemption value:

▪     Redemption by means of premium payment: the redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining installments discounted at the date of the redemption at the rate equivalent to the Bund Rate (yield of the “German Bund” securities) + 0.45%.

▪     Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date.

Characteristics of the Bonds

I. Date of Maturity: January 10, 2023

II. In the event of any default occurring that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds in outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:

▪     lack of payment of interest, principal or premium, if any.

▪     in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year): the occurrence of any default, in any operation characterized as debt, that exceeds on aggregate, the amount of US$ 50 million and this default results in the effective acceleration of debt.

▪     Vale's failure to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale receives the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell the total assets or a substantial part of Vale's assets, with certain exceptions and (ii) limitations to give real guarantees in debt operations, with some exceptions allowed.

▪     bankruptcy or insolvency.

▪     the bonds issued by Vale Overseas Limited become illegal, generating an acceleration of more than US$ 50 million on aggregate.

III. Interest: 3.75% per year.

IV. The bonds are unsecured obligations of Vale and will not have privileges over other unsecured debts of Vale.

V. If the credit is unsecured or subordinated: not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: There is no restriction on the distribution of dividends by Vale.

▪     the disposal of certain assets: Vale may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

▪     the contracting of new debts: there is no restriction for contracting new debts by Vale.

▪     the issue of new securities: Vale may, without the consent of the bond holders, issue new bonds under the same terms and conditions as Eurobonds VALE23. In addition, Vale may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, debts of its subsidiaries.

▪     carry out corporate transactions involving the issuer, its controllers or subsidiaries: Vale may not consolidate or merge with any other entity or transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all assets or all property expressly assumes the role of successor corporation to all of Vale's obligations.

VII. VII. Fiduciary agent (indicate the principal terms of the agreement): Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of investors. The Bank of New York Mellon Trust (Japan), Ltd., acts as principal paying agent, and Bank of New York (Luxemburg) S.A., acts as registrar in Luxembourg, paying agent and transfer agent.

Conditions for changing the rights guaranteed by such securities	The deed of issue permits the modification of the rights and obligations of Vale and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders.
Other Relevant Features	Bond issued by Vale S.A.

Security	Bonds VALE39
Jurisdiction	USA
Quantity	Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Overall nominal value	After repurchases, as described in the item “Information on Redemption of Bonds” at the end of this item 18.12, the global face value is US$ 844,805,000.00.
Debtor balance outstanding on the closing date of the last reporting period	R$ 3,437,670,019.17
Date of Issue:	11/10/2009
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None
Possibility of redemption

I. Redemption hypotheses:

▪     Redemption by payment of premium, at any time, of the totality of the bonds, at Vale Overseas's discretion, or part of the bonds periodically.

▪     Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance.

II. Formula for calculating the redemption value:

▪     The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal

18

remaining portions discounted on the redemption date at the Treasury equivalent rate of + 0.40%.

▪     Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date.

Characteristics of the Bonds

I. Date of Maturity: 11/10/2039

II. In the event of any unrecovered event of default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:

▪     lack of payment of interest, principal or premium, if any.

▪     in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than

10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, on aggregate, the value of US$ 50 million and this default results in the effective acceleration of the debt.

▪     failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These covenants include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions; and (b) limitations to provide real guarantees on debt operations, with some exceptions allowed.

▪     bankruptcy or insolvency.

▪     Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate.

▪     the warranty becomes invalid or unenforceable.

III. Interest: 6.875% per year.

IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: Not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪     the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

▪     the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.

▪     the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2039. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

▪     carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale.

▪  Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.

▪  Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.

▪  Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪  Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale

Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount.

VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors.

Conditions for changing the rights guaranteed by such securities	The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders.
Other relevant features	Bonds issued through the subsidiary Vale Overseas Ltd.

Security	Bonds CVRD36
Jurisdiction	USA
Quantity	Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Overall nominal value	After repurchases, as described in the item “Information on Redemption of Bonds” at the end of this item 18.12, the global face value is US$ 1,618,987,000.00.
Debtor balance outstanding on the closing date of the last reporting period	R$ 6,574,253,405.00
Date of issue	November 21, 2006
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None
Possibility of redemption

I. Redemption hypotheses:

▪     Redemption by payment of premium, of all bonds, at any time, at the discretion of Vale Overseas, or part of the bonds periodically.

▪     Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance.

II. Formula for calculating the redemption value:

▪     Redemption by means of premium payment: the redemption value will be the greater of 100% of the principal amount and the sum of the present values of the interest and principal remaining portions discounted on the date of redemption at the Treasury equivalent rate + 0.35%.

▪     Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date.

Characteristics of the Bonds

I. Date of Maturity: 11/21/2036

II. In the event of a default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of outstanding bonds, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:

▪     lack of payment of interest, principal or premium, if any.

▪     in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt.

▪     failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell all or substantially all the assets of Vale or Vale Overseas, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed.

▪     bankruptcy or insolvency.

▪     Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate.

▪     the warranty becomes invalid or unenforceable.

III. Interest: 6.875% per year.

IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪     the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

▪     the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.

▪     the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2036. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

▪     carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale.

▪     Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.

▪     Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.

▪     Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪    Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount.

VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors.

Conditions for changing the rights guaranteed by such securities	The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders.
Other relevant features	Bonds issued through the subsidiary Vale Overseas Ltd.

Security	Bonds CVRD34
Jurisdiction	USA
Quantity	Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Overall nominal value	After repurchases, as described in the item “Information on Redemption of Bonds” at the end of this item 18.12, the global face value is US$ 381,486,000.00.

Debtor balance outstanding on the closing date of the last reporting period	R$ 1,595,093,464.53
Date of issue	01/15/2004
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None
Possibility of redemption

I. Redemption hypotheses: Vale Overseas may only redeem all of the bonds in advance if Vale or Vale Overseas is required to withhold more than 15% when interest is paid on the bonds, due to changes in the tax legislation in Brazil or in Cayman.

II. Formula for calculating the redemption value: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date.

Characteristics of the Bonds

I. Date of Maturity: 01/17/2034

II. In a default event that is not remedied or pardoned, the trustee under the direction of at least 25% of the holders of outstanding principal amounts shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:

▪     lack of payment of interest, principal or premium, if any.

▪     in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt.

▪     failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions and (b) limitations to provide collateral in debt operations, with some exceptions allowed.

▪     bankruptcy or insolvency.

▪     In any event that makes Vale Overseas's bonds illegal, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, must also declare the principal amount, interest calculated, and any unpaid amount owed immediately.

III. Interest: 8.250% per year.

IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas.

V. if the credit is unsecured or subordinated: not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪     the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no event of default or unlawful condition occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

▪     the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas may not engage in any other type of loan or financing without the consent of the trustee under the direction of at least 25% of the holders of the bonds in value of outstanding principal. Moody's must confirm in advance that the new issue of Vale Overseas will not result in the downgrading of the rating granted to other outstanding bonds.

▪     the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2034. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

▪     carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale.

▪  Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.

▪  Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.

▪  Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪  Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount.

VII. Fiduciary agent, indicating the main terms of the agreement: JPMorgan Chase Bank acts as trustee of the bonds in the scope of the indenture and its main function is to ensure the right of investors.

Conditions for changing the rights guaranteed by such securities	The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders.
Other relevant features	Bonds issued through the subsidiary Vale Overseas Ltd.

Security	Bonds CVRD34B
Jurisdiction	USA
Quantity	Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Overall nominal value	US$ 300,000,000.00
Debtor balance outstanding on the closing date of the last reporting period	R$ 1,254,379,048.00
Date of issue	11/02/2005
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None
Possibility of redemption

I. Redemption hypotheses: Vale Overseas may only redeem all of the bonds in advance if Vale or Vale Overseas is required to withhold more than 15% when interest is paid on the bonds, due to changes in the tax legislation in Brazil or in Cayman.

II. Formula for calculating the redemption value: The redemption value will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I. Date of Maturity: 01/17/2034

II. In a default event that is not remedied or pardoned, the trustee under the direction of at least 25% of the holders of outstanding principal amounts shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:

▪     lack of payment of interest, principal or premium, if any.

▪     in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt.

▪     failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions and (b) limitations to provide collateral in debt operations, with some exceptions allowed.

▪     bankruptcy or insolvency

▪     In any event that makes Vale Overseas's bonds illegal, the trustee under the direction of at least 25% of the holders of bonds of outstanding notes will also declare principal amount, interest accrued, and any unpaid amount owed immediately.

III. Interest: 8.250% per year.

IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: Not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪     the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of bond holders, enter into a merger with another company or transfer all or a substantial part of its assets to third parties, unless: the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no event of default or unlawful condition occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

▪   the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas may not engage in any other type of loan or financing without the consent of the trustee under the direction of at least 25% of the holders of the bonds in value of outstanding principal. Moody's must confirm in advance that the new issue of Vale Overseas will not result in the downgrading of the rating granted to other outstanding bonds.

▪   the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond CVRD2034. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

▪   carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:

▪      Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale.

▪      Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.

▪      Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.

▪      Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪      Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale

Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount.

VII. Fiduciary agent, indicating the main terms of the agreement: JPMorgan Chase Bank acts as trustee of the bonds in the scope of the indenture and its main function is to ensure the right of investors.

Conditions for changing the rights guaranteed by such securities	The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders.
Other relevant features	Bonds issued through the subsidiary Vale Overseas Ltd.

Security	Bonds CVRD39B
Jurisdiction	USA
Quantity	Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Overall nominal value	After repurchases, as described in the item “Information on Redemption of Bonds” at the end of this item 18.12, the global face value is US$ 486,417,000.00.
Debtor balance outstanding on the closing date of the last reporting period	R$ 1,979,322,018.41
Date of issue	09/10/2010
Restrictions on movement	None.
Convertibility in shares or a right to subscribe or buy shares of the issuer	None.
Possibility of redemption

I. Redemption hypotheses:

▪     Redemption by payment of premium, of all bonds, at any time, at the discretion of Vale Overseas, or part of the bonds periodically.

▪     Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance.

II. Formula for calculating the redemption value:

▪     The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted on the redemption date at the Treasury equivalent rate of + 0.40%.

▪     Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date.

Characteristics of the Bonds

I. Date of Maturity: 11/10/2039

II. In the event of any default occurring that is not cured or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are:

▪     lack of payment of interest, principal or premium, if any.

▪     in relation to Vale, its subsidiaries that have total assets of more than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: any default occurring in any transaction characterized as debt, which exceeds on aggregate the value of US$ 50 million and this default will result in the effective acceleration of debt.

▪     failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after receiving the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell all or substantially all the assets of Vale or Vale Overseas, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed.

▪     bankruptcy or insolvency

▪     Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate.

▪     the warranty becomes invalid or unenforceable.

III. Interest: 6.875% per year.

IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪     the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of bond holders, enter into a merger with another company or transfer all or a substantial part of its assets to third parties, unless: the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

▪     the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing.

▪     the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of the Bond CVRD39. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

▪     carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale.

▪  Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands.

▪  Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas.

▪  Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts.

▪  Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount.

VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York Mellon acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors.

Conditions for changing the rights guaranteed by such securities	The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders.
Other relevant features	Bonds issued through the subsidiary Vale Overseas Ltd.

Security	Bonds Vale Canada2032
Jurisdiction	USA
Quantity	The bonds are issued in the minimum amount of US$ 1,000.00
Overall nominal value	After repurchases, as described in the item “Information on Redemption of Bonds” at the end of this item 18.12, the global face value is US$ 296,674,000.00.
Debtor balance outstanding on the closing date of the last reporting period	R$ 1,220,915,773.53
Date of issue	September 23, 2002
Restrictions on movement	None
Convertibility in shares or a right to subscribe or buy shares of the issuer	None.
Possibility of redemption

I. Redemption hypotheses:

▪     Redemption by payment of premium, at any time, at the discretion of Vale Canada.

▪     Redemption due to changes in tax legislation: if Vale Canada is required to pay additional amounts to bond holders as a result of changes in Canadian tax laws.

II. Formula for calculating the redemption value:

▪     Redemption by premium payment: the redemption value will be the greater of 100% of the principal amount and the sum of the present values of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate + 0.40%.

▪     Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the accrued interest added to any additional amount stipulated by Canadian tax legislation up to the redemption date.

Characteristics of the Bonds

I. Date of Maturity: 09/15/2032

II. Early Maturity Hypotheses: In the event of a default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, will declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which we highlight:

▪     lack of payment of interest, principal or premium, if any.

▪     with respect to Vale Canada the occurrence of any default, in any transaction characterized as debt and this default results in the effective acceleration of the debt.

▪     bankruptcy or insolvency by Vale Canada in Canada.

▪     Vale Canada's failure to perform or observe its covenants related to the bonds. These obligations include but are not limited to: (i) obligations to not merge or sell the entire assets or a substantial portion of Vale Canada's assets, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed.

III. Interest: 7.2% per year.

IV. Warranty: There is no real guarantee grant by Vale Canada or Relevant Subsidiaries.

V. If the credit is unsecured or subordinated: not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪     the distribution of dividends: There is no restriction on the distribution of dividends by Vale Canada.

▪     the disposal of certain assets: Vale Canada will not be able to participate in a merger with another company or transfer all or a substantial part of its assets to a third party unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all Vale Canada's other obligations in the indenture; (ii) no default event occurs as a result of the transaction; and (iii) Vale Canada, as the case may be, send the trustee a certificate attesting to the consolidation or transfer of assets; and (iv) if the company formed by this consolidation or the third party that acquired such assets is outside Canada, it meets the aspects of the Canadian tax legislation.

▪     the contracting of new debts: there is no restriction for the contracting of new debts by Vale Canada.

▪     the issue of new securities: Vale Canada may issue, without the consent of the bond holders, new bonds in the same terms and conditions of the indenture. In addition, Vale Canada may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

▪     carry out corporate transactions involving the issuer, its controlling shareholders or subsidiaries:

▪      Vale Canada Limited may not consolidate, incorporate or merge with any other corporation or make statutory arrangements in which Vale Canada Limited participates in, or sell, transport, or lease all or substantially all of the assets of its property, unless (1) immediately upon consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease of the corporation formed or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease shall not default on performance or compliance of any terms, covenants and conditions of the indenture maintained by Vale Canada; (2) payments of principal and interest owed by the debentures and the performance and observance of all covenants and conditions expressed in the indenture shall be assumed by a satisfactory supplementary indenture, executed and delivered to the trustee by the corporation formed or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease; and (3) if the corporation formed or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease is governed by the laws of another jurisdiction, other than Canada or the United States, or any of its provinces, territories, states ("relevant tax jurisdiction"), Vale Canada Limited or the successor corporation shall be bound by the additional indenture accepted by the trustee to effect all payments on the debentures account without any withholding or deduction, to effect all taxes and legal fees (“specific fees") obligations imposed by the relevant jurisdiction unless Vale Canada Limited is solicited or charged by law or by the administrator's interpretation to withhold or deduct such specific fees.

VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York Mellon acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors.

Conditions for changing the rights guaranteed by such securities

The deed permits, with certain exceptions, the modification of the rights and obligations of Vale Canada and the investors in the bonds.

Depending on the type of modification, such changes may be made by the company and the trustee with the approval of the bond holders. In most of the modifications, the bond holders may approve changes to the bonds only through the consent of 66.67% of the holders of bonds of outstanding principal amounts. Some clarifications or changes that are not material may be made without the consent of the bond holders.

Other relevant features	Bonds issued by Vale Canada Ltd.

Information on redeemed bonds

The bonds guaranteed by Vale with a coupon rate of 4.375 % and maturing in 2022 were the object of an acquisition offer by Vale Overseas, which began on April 14, 2018, and ended and was settled in April 2018 ("Offer 2022"). The result of Offer 2022 was in the principal amount validly offered of US$ 780,951,000.00.

The total in circulation of the bonds guaranteed by Vale with a coupon rate of 5.875% and maturity in 2021 ("Bonds 2021") was subject to an acquisition offer by Vale Overseas, which began on March 14, 2018 and closed on March 20, 2018 ("Offer 2021"). The final result of Offer 2021 was in the principal amount accepted for acquisition of US$ 969,049,000.00 and early settlement occurred on March 22, 2018.

On April 17, 2018, Vale Overseas redeemed the bonds of US$ 498,775,000.00 with a coupon rate of 4.625% and maturing in September 2020.

On June 14, 2018, Vale announced the offer for the acquisition of its bonds with a coupon rate of 5.625% and maturing in 2042. The final result of the offer ended on June 21, 2018 was in the principal amount accepted for acquisition of US$ 979,595,000.00.

On November 27, 2018, Vale announced the results of the offer of acquisition of bonds started on November 9, 2018. The final result of the offer was in the principal amount accepted for acquisition of US$ 400,000,000.00 of the bonds 2022 and of US$ 600,000,000.00 of the bonds 2036.

On September 26, 2019 Vale Overseas Limited and Vale Canada announced the results of the bond acquisition offer. The final result of the offer was the principal accepted for the acquisition of: (i) US$ 263,583,000.00 from Vale Overseas 2039 bonds ; (ii) US$ 103,326,000.00 from Vale Canada's 2032 bonds; (iii) US$ 193,328,000.00 from Vale Overseas' 2036 bonds; (iv) US$ 294,294,000.00 from Vale Overseas' 2026 bonds; (v) US$ 66,178,000.00 from Vale Overseas' 2034 bonds; and (vi) US$ 160,684,000.00 from Vale Overseas' 2022 bonds.

On September 26, 2019, Vale Overseas redeemed bonds guaranteed by Vale with maturity in 2021. The remaining balance of this bond was US$ 280,951.00.00 with a coupon of 5.875% per year.

On December 19, 2019, Vale Overseas redeemed bonds guaranteed by Vale with maturity in 2022. The remaining balance of this bond was US$ 908,365,000.00 with a coupon of 4.375% per year.

ADS Information

On November 27, 2017, as a result of the conversion of all of the class A preferred shares of Vale, holders of American Depositary Shares representing class A preferred shares ("Preferred ADSs") were entitled to the receipt of American Depositary Shares representing shares ("Common ADSs"), each Common ADS representing one common share of Vale, at the rate of 0.9342 Common ADS for each Preferred ADS held. Following such conversion, the Preferred ADSs were no longer traded on the New York Stock Exchange ("NYSE"). For more information, see item 15.7 of this Reference Form.

The following is the volume of trading information as well as higher and lower prices of Vale's ADSs:

Vale ON - ADS VALE	Average Daily Volume (US$ thousand) (1)	Highest Price (US$) (1)	Lowest Price (US$) (1)
1st Quarter of 2017	289,055	11.52	7.99
2nd Quarter of 2017	240,479	9.86	7.77
3rd Quarter of 2017	293,583	11.64	8.74
4th Quarter of 2017	270,413	10.50	9.77
1st Quarter of 2018	330,062	14.08	11.88
2nd Quarter of 2018	288,529	14.71	12.11
3rd Quarter of 2018	249,682	15.25	12.14
4th Quarter of 2018	332,812	15.93	12.60
1st Quarter of 2019	446,332	14.47	10.88
2nd Quarter of 2019	246,713	13.46	11.11
3rd Quarter of 2019	226,790	13.67	10.01
4th Quarter of 2019	221,960	13.22	10.59
(1)	Based on closing quotes.

Vale PNA - ADS VALE.P	Average Daily Volume (US$ thousand) (1)	Highest Price (US$) (1)	Lowest Price (US$) (1)
1st Quarter of 2017	107,766	10.87	7.36
2nd Quarter of 2017	78,246	9.33	7.26
3rd Quarter of 2017	58,340	10.79	8.17
4th Quarter of 2017	29,089	9.73	9.07
Source: Bloomberg
(1)	Based on closing quotes.

Closure of the ADS listing program at Euronext Paris

On September 25, 2019, Vale requested the termination of the ADS listing program on Euronext Paris (ISIN code US91912E1055) and the Board of Euronext Paris SA approved the aforementioned request. An orderly sale procedure was implemented from November 4, 2019 until November 15, 2019, whereby holders of ADSs listed on Euronext Paris were able to sell their securities before the end of the program and without incurring additional fees.

19. Repurchase plans and treasury securities

19.1 - Information on the issuer's share repurchase plans

Date of resolution	Repurchase period	Reserves and profits available (Reais)	Cash	Class	Expected quantity (Units)	% rel. circ.	Purchased quantity approved (Units)	PMP	Quote factor	% acquired
Other characteristics
July 25, 2018	August 1st, 2018 to November 14, 2018	20,860,000,000.00	Common Shares	Not applicable	80,000,000	1.9600000	71,173,683	54.00	R$ per Unit	88.970000

Other relevant characteristics

At a meeting held on June 25, 2018, the Board of Directors approved the acquisition by Vale and/or any of its subsidiaries of up to 80,000,000 shares common shares issued by Vale, or depositary receipts representing such shares, for the purpose of cancellation and/or subsequent disposal after the end of the repurchase period, subject to the following conditions: (i) quantity to be disposed of: up to 6,200,000 common shares outstanding in the market, which may be held in treasury until they are effectively disposed of for use in the awards of executives eligible to Vale's Matching Program; (ii) quantity to be canceled: the difference between the shares acquired and those sold under Vale's Matching Program, which may be held in treasury until the moment of their cancellation; (iii) maximum term for acquisition: 365 days as of this date; (iv) financial volume: up to US$ 1,000,000,000.00; (v) price: the acquisition must be carried out on the Stock Exchange (B3 S.A. - Brazil, Stock Exchange, Stock Exchange and NYSE - New York Stock Exchange) at market values on the respective acquisition dates and (iv) Intermediate Financial Institutions: (a) Bradesco S.A. CTVM, headquartered at Av. Paulista 1450, 7th floor, in the City and State of São Paulo, CEP: 01310-100; (b) Itaú CV S.A., headquartered at Av. Brigadeiro Faria Lima 3400, 10th floor, in the City and State of São Paulo, CEP: 04538-132; (c) XP Investimentos CCTVM S.A., headquartered at Praia de Botafogo 501, room 601 - A1, in the City and State of Rio de Janeiro, CEP: 22250-040; (d) Santander CCVM S.A., headquartered at Av. Presidente Juscelino Kubitschek 2041 and 2235, 24th floor, in the City and State of São Paulo, CEP: 04543-011; (e) Citigroup GMB CCTVM S.A., headquartered at Av. Paulista 1111, 14th floor (Party), in the City and State of São Paulo, CEP: 01311-920; (f) J. P. Morgan CCVM S.A., with headquarters at Av. Brigadeiro Faria Lima 3,729, 13th floor (Party), in the City and State of São Paulo, CEP: 04538-905; (vii) Credit Suisse Hedging-Griffo CV S.A., headquartered at Rua Leopoldo Couto de Magalhães Jr. 700, 11th floor, Itaim Bibi, in the City and State of São Paulo, CEP: 04542-000; (h) Credit Suisse Brasil S.A. CTVM, headquartered at Rua Leopoldo Couto de Magalhaes Jr. 700, 10th floor (Part) and 12th to 14th floors (Parties), Itaim Bibi, in the City and State of São Paulo, CEP: 04542-000; and (i) BB Corretora (BB Gestão de Recursos DTVM), with headquarters at Praça 15 de Novembro 20, 2nd and 3rd floors, rooms 201, 202, 301 and 302, in the City and State of Rio de Janeiro, CEP: 20010-010.

The Company completed, in November 2018, the repurchase program of its common shares and respective ADSs in the total amount of US$ 1.0 billion.

The base date of the Reserves and Available Profits (Reais) refers to June 30, 2018.

19.2 - Treasury stock transaction

Fiscal Year December 31st, 2019

Shares

Type of share	Preferred share class	Description of the shares
Common Shares	-	-
Transactions	Quantity (Units)	Weighted average purchase/sale price (R$)
Initial quantity	158,216,372
Purchased quantity	737	-
Sold quantity	2,024,796	46.92
Canceled quantity	-	-
Final quantity	156,192,313
Percentage in relation to outstanding shares of the same class and type	2.96%

Fiscal Year December 31st, 2018

Shares

Type of share	Preferred share class	Description of the shares
Common Shares	-	-
Transactions	Quantity (Units)	Weighted average purchase/sale price (R$)
Initial quantity	87,042,689
Purchased quantity	71,173,683	54.00
Sold quantity	-	-
Canceled quantity	-
Final quantity	158,216,372
Percentage in relation to outstanding shares of the same class and type	2.99%

19.3 - Other relevant information

Additional Information relating to Item 19.2

Due to system restrictions, the Company clarifies that the tables in Item 19.2 of this Reference Form, dealing with the movements of securities held in treasury, related to the fiscal year of December 31st, 2017, were not filled, and such information is presented below together with the following additional clarifications:

Fiscal Year December 31st, 2017

Shares

Type of share	Preferred share class	Description of the shares
Common Shares	-	-
Transactions	Quantity (Units)	Weighted average purchase/sale price (R$)
Initial quantity	31,535,402
Purchased quantity	-
Sold quantity	-	-
Canceled quantity	-	-
Final quantity	87,042,689
Percentage in relation to outstanding shares of the same class and type	1.67%

Type of share	Preferred share class	Description of the shares
Preferred	Preferred Class A	-
Transactions	Quantity (Units)	Weighted average purchase/sale price (R$)
Initial quantity	59,405,792
Purchased quantity	-
Sold quantity	-	-
Canceled quantity	-	-
Final quantity	0
Percentage in relation to outstanding shares of the same class and type	0%

Please find below further clarifications on item 19.2

▪	Common Shares in Treasury (Fiscal Year December 31st, 2017). The initial amount of 31,535,402 common shares in treasury differs from the final amount of 87,042,689 as a result of the conversion of preferred shares in treasury into common shares in treasury arising from the Company's corporate restructuring operation, approved at the Special Shareholders' Meeting of Vale, dated June 27th, 2017. It bears emphasizing that the conversion was made in the proportion of 0.9342 common shares to 1 preferred share.

▪	Preferred Shares in Treasury (Fiscal Year December 31st, 2017) The initial amount of 59,405,792 class "A" preferred shares in treasury differs from the final amount as a result of the conversion of class "A" preferred shares in treasury into common shares in treasury arising from the Company's corporate restructuring operation, approved at the Special Shareholders' Meeting of Vale, dated June 27th, 2017. It bears emphasizing that the conversion was made in the proportion of 0.9342 common shares to 1 preferred share. As a result, on December 31st, 2017, the Company no longer had class A preferred shares in treasury.

For further information on the corporate restructuring, see item 15.7 of this Reference Form.

Period of January 1st, 2019 to December 30, 2019

With regard to the period above, it is clarified that in the field "Divested Quantity" included in item (b) above, 2,024,059 shares were considered as a result of the 2016 Matching Program. For more information on the Matching, see item 13 of this Reference Form.

Period of January 1st, 2020 to March 31st,2020

Type of share	Preferred share class	Description of the shares
Common Shares	-	-
Transactions	Quantity (Units)	Weighted average purchase/sale price (R$)
Initial quantity	156,192,313
Purchased quantity	-	-
Sold quantity	1,628,485(1)	41.9467
Canceled quantity	-	-
Final quantity	-
Percentage in relation to outstanding shares of the same class and type	-

(1) Shares used as bonus for executives as a result of the Matching Program. For more information on the Matching, see item 13 of this Reference Form.

For information on the Company’s financial operations through the use of financial instruments, including derivatives, see item 5.2 of this Reference Form.

20. Securities trading policy

20.1 - Information on securities trading policy

Policy approval date	February 21st, 2020

Entity responsible for the approval	Board of Directors
Related Parties

Vale

Controlling shareholders

Representatives of the controlling shareholders

Members of Vale’s Board of Directors

Members of Vale’s Audit Committee

Members of the Advisory Committee to Vale’s Board of Directors and Board of Executive Officers

Executive Officers

Executives of Vale

Directors of Vale’s Subsidiaries

Employees who, as a result of their position, function or job in the Company, and/or in its subsidiaries, have knowledge of privileged information.

Publicly-held companies under the control of the Company.

Suppliers, service providers and third parties retained by Vale.

Main characteristics

Vale's Trading Policy, formulated in accordance with the CVM Instruction no. 358/02 and its subsequent amendments (“CVM Instruction 358”), and with Vale's Code of Conduct, is intended to contribute to an orderly trading of securities issued by Vale, or referenced thereto, removing any presumption of inappropriate use of information related to a material act or fact about Vale (“Privileged Information”). The Company's Securities Trading Policy (“Trading Policy”) was last revised on February 21, 2020, and, on this occasion, it was unified with the Material Act or Fact Disclosure Policy.

The Trading Policy is also intended to contribute to compliance with the laws and regulations of the United States of America, where Vale shares are traded on the stock exchange in the form of ADRs, which prohibit insider trading/dealing (use of privileged information for one’s own benefit), including the practice of tipping (providing privileged information for the benefit of third parties).

For the purposes of the laws and regulations of the United States of America, a person engages in (i) insider trading practices if he/she buys or sells securities when in possession of material, non-public information that has been obtained or used in breach of a duty of trust and confidence, and (ii) tipping, if he/she provides the same type of information to third parties, who eventually takes advantage of such information to practice insider trading.

The publicly-held companies controlled by Vale shall adopt the Vale's Trading Policy, with such adjustments as may be required by the local laws and regulations applicable to such companies and to the markets in which their respective securities are traded.

The prohibitions contained in the Trading Policy cover any purchase, sale or transfer of securities issued or secured by Vale, that apply to all Related Parties, as defined in the Policy.

Any violation of the provisions of the Company's Trading Policy will be considered a breach of Vale's Code of Conduct and subject to its procedures and penalties, as well as penalties provided for by law or CVM rules, in addition to full compensation for damages caused to Vale and third parties.

In addition to the CVM Instruction 358, the Related Parties shall not negotiate the securities issued by Vale and publicly-held companies under its control:

Projected periods of prohibition of trading and description of the procedures adopted to supervise trading in such periods
i. Within fifteen (15) days prior to the disclosure of the Company's quarterly information (ITR) and annual information (DFP);
ii. In the period between the decision made by the controlling shareholders or by the Company management to: (i) change Vale's capital stock through subscription of shares; (ii) approve a program for the acquisition or sale of shares issued by Vale by the Company itself; and (iii) distribute dividends or interest on shareholders' equity, stock bonuses or their derivatives or split, and publication of the respective notices and/or announcements or bulletins; and

iii. During any other period designated by the Executive Officer responsible for Vale's Investor Relations functions, upon prior authorization by the Chairman of the Board of Directors, at the request of the Chief Executive Officer.

According to the hypotheses foreseen in items i and iii, an e-mail will be sent with a reminder by the Investor Relations area to the representatives of the controlling shareholders, managers, members of the Audit Committee and other employees about the blackout period, informing the beginning and the end of the period of prohibition. Failure to send a reminder about the Blackout Period will not exempt the Related Parties from complying with the Trading Policy, as well as the provisions of CVM Instruction No. 358/02 and other CVM normative acts.

The Related Parties will be entitled to trade securities issued by Vale, observing the aforementioned prohibition periods, with a long-term investment objective, and it is recommended that the ownership of securities issued by the Company be maintained for a minimum period of 6 months.
Locations where the Policy can be consulted	Vale's Trading Policy can be found at Company's headquarters, on Company's website (www.vale.com), in the Investors section (http://www.vale.com/brasil/PT/investors/company/corporate-governance/policies/Paginas/default.aspx), on the Sistema Empresas.Net on the website of the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission), (www.cvm.gov.br), and on the website of B3 S.A. – Brazil, Bolsa, Balcão (“B3”) (www.b3.com.br).

20.2 - Other relevant information

The Vale's Trading Policy rules also apply in cases in which the trading by Related Parties are carried out for the direct and/or indirect benefit of the Company through:

•	A company directly or indirectly controlled by Related Parties;

•	Third parties with which Related Parties maintain a financial assets portfolio management, trust or administration contract;

•	Attorneys or agents to Related Parties; and

•	Spouses from whom the Related Parties are not legally separated, common-law spouses, children and any dependents included in the Related Persons’ annual income tax return, as applicable.

The Related Parties shall ensure, to the extent possible and whenever they are unable to negotiate, that the natural persons and legal entities mentioned above also refrain from trading securities issued by the Company.

The Company's Trading Policy also applies to any Related Party who may discharge from the Company, prior to the public disclosure of a business or fact initiated during its term of office, and it shall extend for a period of six months after the officer’s dismissal.

The restrictions set out above do not apply to trading conducted by investment funds of which the Related Parties are quota holders, provided that: (a) the investment funds are not exclusive; and (b) the trading decisions of the fund manager cannot be influenced by quota holders.

The controlling shareholders, members of the Board of Directors, of its advisory committees, of the Board of Executive Officers and Fiscal Council shall send a written notice, in accordance with article 11 of the CVM Instruction 358, to the Chief Investor Relations Officer, and from him to CVM and, if necessary, to B3:

(a) the number of securities issued by Vale, including derivatives or any other securities referenced in shares and investment fund shares composed exclusively of shares issued by Vale, and of controlled or controlling companies that are publicly-held companies, which eventually they have, as well as those owned by their spouse, unless they are de facto or judicially separated from them, and from a partner;

(b) of any dependent included in the annual income tax return and of companies controlled by them directly or indirectly;

(c) of people acting in the same interest; and

(d) changes in the positions referred to above.

The communication provided for in the paragraph above shall be made (a) on the first business day after their investiture; and (b) within 5 days after the consummation of each business, containing at least the following information: (i) name and qualification of the person providing the information, including of the people mentioned in item “b” in the aforementioned paragraph, indicating the registration number in the Brazilian Registry of Legal Entities or in the Brazilian Registry of Natural Persons, in case they reside in Brazil; (ii) quantity (in case of shares) and other characteristics (in case of other securities), in addition to the identification of the issuer and the balance of the position held before and after trading; and (iii) form (purchase or sale, loan operations), price and date of the operations.

The persons mentioned above must inform any change in the information provided in the “Statement of Shareholding” within up to fifteen (15) days from the date of the change.

The Chief Investor Relations Officer, in turn, shall convey to CVM and to the stock exchanges the information received individually or in a consolidated manner, as the case may be, within 10 days from the end of each month in which the changes to the positions held are identified, or the month that the investiture on the position occurs.

In addition, in line with the CVM Instruction 568, dated September 17, 2015, the Chief Investor Relations Executive Officer shall send CVM and stock exchanges, where Vale shares are listed for negotiation, the information on the negotiation referred to in the paragraphs above with respect to the securities traded by Vale itself, its subsidiaries and affiliates, including derivative transactions or any other securities referenced thereto.

The Related Parties must sign the respective Adhesion Term, whose draft is attached to the Material Act or Fact Disclosure Policy and Trading of Securities, which will be filed by the Investor Relations area at the Company's headquarters as long as its signatory maintains with Vale and for at least five years after its termination.

21. Information Disclosure Policy

21.1 - Description of the internal rules, regulations or procedures related to the disclosure of information

On February 21st, 2020, Vale's Board of Directors approved the review and unification of its Policy for Disclosure of Material Acts or Facts (“Disclosure Policy”) and of Trading of Securities.

The Information Disclosure Policy mentioned governs the disclosure of information that can the a hypothesis of Material Act or Fact and is based on the following basic principles: (a) transparency, information symmetry, fair treatment and respect for investor rights; (b) adherence to the best global investor relations practices; (c) good faith; (d) use of means to prevent the inappropriate use of privileged information; and (e) compliance with the specific legislation of Brazil and the United States of America to the regulations of the Brazilian Securities and Exchange Commission (“CVM” ), and the US Securities and Exchange Commission (SEC), hereinafter referred to as “Regulatory Bodies”, and the rules of the stock exchanges where the securities issued by Vale are listed and traded (“Stock Exchanges”).

The Disclosure Policy applies to the controlling shareholders and their eventual representatives, to Vale, to the members of the Board of Directors, the Fiscal Council and the Advisory Committees to the Board of Directors and the Executive Board of Directors, to the Executive Officers, Vale executives, to the directors of its subsidiaries and by anyone who, as a result of their position, function or position in Vale and/or in its subsidiaries, has knowledge of information related to a Material Act or Fact about Vale, including suppliers, service providers and third parties, denominated, jointly or individually, as Related Parties.

The Disclosure Policy also applies to any Related Party who may discharge from the Company, prior to the public disclosure of a business or fact initiated during its term of office, and it shall extend for a period of six months after the officer’s dismissal.

The publicly-held companies controlled by Vale shall adopt the Disclosure Policy, with such adjustments as may be required by the local laws and regulations applicable to such companies and to the markets in which their respective securities are traded.

The trading prohibitions contained in the Trading Policy cover any purchase, sale, loan operations or transfer of securities issued or secured by Vale.

Any Related Party who has knowledge of information related to a Material Act or Fact shall immediately communicate it to the DIRI and/or the Investor Relations Officer.

21.2 - Description of the material act or fact disclosure policy, indicating the communication channel(s) used to disseminate information about material acts or facts, and the procedures related to maintaining secrecy about undisclosed relevant information and where the policy can be consulted

According to the Disclosure Policy, Vale shall make public strategic, administrative, technical, business, financial or economic information capable of affecting the prices of its securities and/or influencing investors' decision to keep or sell them or to exercise any rights inherent to the condition of securities holders (Material Act or Fact), in accordance with the applicable laws and regulations.

Vale's controlling shareholders and their eventual representatives, Vale, the members of the Board of Directors, the Fiscal Council, the Advisory Committees of the Board of Directors and the Board of Executive Officers, the executives of Vale, the directors of its subsidiaries and by whom whether, as a result of his position, function or position at Vale and/or its subsidiaries, he is aware of information relating to a Material Act or Fact about Vale, including suppliers, service providers and third parties, they shall report any information regarding the Act or Material Fact that the Executive Officer of Finance and Investor Relations (“DRI”) and/or the Executive Manager of the Investor Relations area are aware of.

All information considered relevant, which is not yet public knowledge, and which is disclosed, whether intentionally or not, to analysts, investors, journalists or to any other person who is not (i) a member of the Board of Directors, Fiscal Council or Advisory Committees of the Board of Executive Officers of Vale; (ii) member of Vale's Executive Board; or (iii) an employee of Vale and its subsidiaries, directly involved with the matter at hand, must be immediately made public in accordance with the applicable rules and regulations.

The disclosure of a material act or fact will be carried out, preferably, before the beginning or after the ending of the stock exchanges sessions where the securities issued by Value are traded. If it is imperative that the disclosure occurs during the trading period, the DRI directly or, through the Investor Relations area, shall request the suspension of trading of the securities until the relevant information is properly disseminated and the procedures provided in the edited regulations published by the Stock Exchanges on the subject.

Access to information on a Material Act or Fact, prior to its public disclosure, is limited to the professionals directly involved with the subject matter. Those professionals shall adequately store this information, keep it confidential until it is publicly disclosed and ensure that its subordinates and service providers subject to confidentiality obligations also do so, being jointly liable therewith in case of noncompliance. Those professionals are also subject to a confidentiality agreement entered into with Vale.

Relevant Facts or Acts may, exceptionally, have the disclosure postponed if the controlling shareholders or the directors understand that their disclosure will put the Company's legitimate interest at risk. In this case, access to information related to the undisclosed Material Act or Fact must be restricted to people who, justifiably, need to know them. If the information is out of control or if there is an unusual fluctuation in the quotation, price or amount traded in the securities issued by the Company, the Related Parties, as the case may be, are obliged to immediately disclose the Material Act or Fact through the DRI, or directly if it does not.

The Investor Relations area is primarily responsible for preparing external communications for the capital market, which must be necessarily reviewed and approved by the Investor Relations Executive Director (“DRI”) and, if necessary, by the General Counsel of Vale.

In the case of Material Acts or Facts, Vale will observe the relevant legislation and regulations of the Regulatory Bodies and Stock Exchanges, to ensure speed, simultaneity and global disclosure. Vale shall disclose information to the capital market using the forms and communication channels described below:

•                Material Act or Fact information will be disseminated globally and simultaneously, electronically, in Portuguese and English, and filed immediately.

•                The disclosure of a Material Act or Fact will take place on a news portal with a page on the world wide web, on the websites of the CVM and the operating entity in operation (B3 SA - Brasil, Bolsa, Balcão), through the Empresas.NET System, as well as placed on the “Investor Relations” page on Vale's website

(www.vale.com). Data on the channels used by Vale shall be informed on the Company's Registration Form, filed with the CVM.

•               Telephone conferences and webcasts shall be held every quarter for the dissemination of results and on an exceptional basis, if necessary. The holding of these events shall be previously announced publicly to the capital market, with indication of date, time and telephone numbers for connection. Such conferences and webcasts shall be recorded and will be available on Vale's website, in the “Investor Relations” section.

At the management's discretion, Vale shall have an active participation in conferences, roadshows, meetings or events for investors around the world, as well as promoting meetings with capital market participants and/or visits to its operations, regardless of whether there is an issuance of securities or not in progress.

In meetings or video/audio conferences with capital market participants, Vale may be represented by the Chief Executive Officer, by DRI, by other Executive Officers, by members of the Investor Relations area or by authorized persons, in writing or verbally, by the DRI or the Company's Chief Executive Officer.

Vale's Disclosure Policy can be found at Company's headquarters, on Company's website (www.vale.com), in the Investors section (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx), on the Sistema Empresas.Net on the website of the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission), (www.cvm.gov.br), and on the website of B3 S.A. – Brazil, Bolsa, Balcão (“B3”), (www.b3.com.br.

21.3 - Directors responsible for implementing, maintaining, evaluating and supervising the disclosure policy

DRI is primarily responsible for the disclosure of information regarding Relevant Acts or Facts, the latter being responsible for:

(a) rigorously analyzing the concrete situations that may arise in the course of the Company's operations, always considering their materiality, sector specificity, concreteness or strategic importance, in order to verify whether or not such situations constitute a Material Act or Fact;

(b) sending to CVM, through the CVM's Information Disclosure System and, if applicable, to the Stock Exchanges, any Material Act or Fact occurred or related to its business, as well as ensuring its wide and immediate dissemination simultaneously in all markets where such securities are admitted to trading;

(c) in the event of an atypical fluctuation in the quotation, price or quantity traded of securities issued by the Company or others referenced to them, inquiring persons with access to a Relevant Act or Fact to ascertain whether they are aware of information that should be disclosed to the market and, if so, ensure that the information is immediately disclosed to the market, pursuant to this Policy;

(d) if it notices the broadcast of news in the press involving insider information or news that add a new fact about information already disclosed, analyzing the potential impact of the news on the negotiations and, if applicable, express itself immediately on the aforementioned news, through the CVM's Information Disclosure System.

21.4 – Other relevant information

The disclosure of projections and estimates is optional, under the terms of article 20 of CVM Instruction 480, of December 7, 2009 (as amended) and, when the Company decides to disclose them, they must be: (a) included in the Reference Form; (b) identified as hypothetical data that does not constitute a promise of performance; (c) reasonable; and when applicable, (d) be accompanied by the relevant assumptions, parameters and methodology adopted, and, if these are modified, the Company must disclose, in the appropriate field of the Reference Form, that it has made changes to the relevant assumptions, parameters and methodology of previously released projections and estimates.

The disclosure of projections and estimates will also observe the rules of the other countries in which Vale's securities are traded, in particular the relevant rules regarding Form 20-F to be filed with the Securities and Exchange Commission (SEC).

In addition, pursuant to Art. 12 of CVM Instruction 358/2002 (“CVM Instruction 358”), as amended, the direct or indirect controlling shareholders, the shareholders that elect members of the Board of Directors or of the Audit Committee, and any natural person or legal entity or group of persons, acting jointly or representing a same interest, who directly or indirectly purchases or sells relevant shareholding interest that corresponds, directly or indirectly, to a variation, upwards or downwards, of 5% (five percent) or more regarding the type or class of shares representing the capital stock of Vale must, in accordance with article 12 of CVM Instruction 358, immediately send a notice Vale’s Investor Relations area with the following information: (a) name and qualification of the purchaser, with its registration number in the Brazilian Registry of Legal Entities (“CNPJ”) or in the Registry of Natural Persons (“CPF”), when applicable; (b) the objective of the interest and the amount targeted, containing, if applicable, a statement by the purchaser that its purchases are not intended to change the composition of Vale’s ownership or administrative structure; (c) number of shares and other securities and derivative financial instruments referenced to such shares, being their settlement physical or financial, specifying the number, class and type of referenced shares; and (d) description of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale; and (e) in the case of a shareholder resident and domiciled abroad, the name or corporate name and the CPF or CNPJ registration number, as the case may be, of the representative or legal representative thereof in the country.

For the purposes of disclosure of the information referred to above, the business or group of businesses through which the direct or indirect interest of the persons referred to above exceeds, upwards or downwards, 5%, 10%, 15% and so on, of a type or class of shares representative of Vale's capital stock.

The aforementioned obligations extend to the purchase of any rights to the shares and other securities mentioned therein and to the conclusion of any derivative financial instruments referenced to shares issued by Vale, even without physical settlement, in compliance with the rules of Paragraph 3 of Art. 12 on CVM Instruction 358.

Any corporate transaction that implies a change in the shareholding position in Vale of the shareholders to its direct or indirect controllers will imply the obligation of the latter to communicate to the Investor Relations area of Vale.

The disclosure obligations described above shall always consider the aggregate transactions, including those executed indirectly by third parties, such as: (i) companies controlled directly or indirectly by the investor; (ii) trustees; (iii) private and exclusive investment funds; and (iv) investment funds in which the fund manager's business decisions are influenced by the investor.

The DRI shall immediately transmit to CVM and B3 - Brasil, Bolsa, Balcão (“B3”), in accordance with the first item above, as well as update the corresponding section of the Reference Form within a maximum of seven (7) business days.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

By:	/s/ Ivan Fadel
Head of Investor Relations

Date: May 29, 2020